Form 20-F
Ambipar Emergency Response
filed 2023-03-07
CIK 1937441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 3, 2023
Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Ambipar Emergency Response

Avenida Angélica, nº 2346, 5th Floor
São Paulo, SP – Brazil, 01228-200
(Address of Principal Executive Offices)

Rafael Espírito Santo
Telephone: +55 (11) 3429-5000
E-mail: ir.response@ambipar.com
At the address of the Company set forth above
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	AMBI	NYSE American LLC
Warrants	AMBIWS	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 16,175,105 Class A ordinary shares, 39,234,746 Class B ordinary shares and 16,180,000 warrants to purchase Class A ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

Explanatory Note

On March 3, 2023 (the “Closing Date”), Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo” or the “Company”), consummated the previously announced business combination (the “Closing”) pursuant to the Business Combination Agreement, dated as of July 5, 2022 (the “Business Combination Agreement”), by and among the Company, HPX Corp., a Cayman Island exempted company (“HPX”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Company (“Merger Sub”), Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (“Emergencia”), and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (“Ambipar”).

In connection with the entry into the Business Combination Agreement, HPX, the Company, Emergencia, HPX Capital Partners LLC (the “Sponsor”), Mr. Marcos Peigo, Mr. Wolney Betiol and Ms. Salete Pinheiro (each, an “Insider,” and the Insiders collectively with the Sponsor, the “Initial Shareholders”) entered into an agreement, dated as of July 5, 2022 (the “Sponsor Letter Agreement”). Pursuant to the Sponsor Letter Agreement, on March 3, 2023, the Initial Shareholders contributed, transferred, assigned, conveyed and delivered to HPX, and HPX acquired and accepted from the Initial Shareholders, all of the Initial Shareholders’ right, title and interest in, to and under each of their (i) 6,305,000 outstanding HPX Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”), 6,245,000 of which were held by the Sponsor, and (ii) 7,060,000 HPX private placement warrants each entitling the holder thereof to purchase one HPX Class A ordinary share, par value $0.0001 per share (the “HPX Class A Ordinary Shares” and the “HPX Private Warrants,” respectively), all of which were held by the Sponsor. In exchange therefore, HPX issued (i) to the Sponsor 1,836,100 HPX Class A Ordinary Shares and 676,707 HPX Private Warrants, each free and clear of liens, and (ii) to each Insider a number of HPX Class A Ordinary Shares equal to the number of Founder Shares held by such Insider as of the date of the Sponsor Letter Agreement, each free and clear of liens, such that, immediately prior to the First Effective Time (as defined below), there was no outstanding Founder Shares.

Pursuant to the Business Combination Agreement, one business day before the Closing Date, Ambipar contributed all of the issued and outstanding equity of Emergencia into Merger Sub in exchange for the newly issued ordinary shares of Merger Sub (the “Merger Sub Ordinary Shares”). On the Closing Date, (i) HPX merged with and into the Company, with the Company as the surviving entity (the “First Merger” and the effective time of the First Merger, the “First Effective Time”) and (ii) immediately following the First Merger, Merger Sub merged with and into the Company, with the Company as the surviving entity and holding all of the issued and outstanding equity of Emergencia (the “Second Merger” and the effective time of the Second Merger, the “Second Effective Time; the Second Merger together with the First Merger, the “Mergers;” and the Mergers, collectively with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

As part of the Business Combination, at the First Effective Time: (i) each issued and outstanding HPX Class A Ordinary Share was canceled and converted into the right to receive one Class A ordinary share, par value $0.0001 per share, of the Company (the “New PubCo Class A Ordinary Shares”); (ii) each issued and outstanding whole warrant to purchase HPX Class A Ordinary Shares was converted into one warrant to purchase one New PubCo Class A Ordinary Share at an exercise price of $11.50 per share (the “New PubCo Warrants”), subject to the same terms and conditions existing prior to such conversion, and (iii) each outstanding and unvested restricted stock unit in respect of HPX Class A Ordinary Shares was converted into a restricted stock unit that is settled in New PubCo Class A Ordinary Shares, subject to the same terms and conditions as were applicable to such restricted stock units of HPX as of immediately prior to the First Effective Time (the “New PubCo Restricted Stock Units”).

Additionally, at the Second Effective Time, each issued and outstanding Merger Sub Ordinary Share was cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of Class B ordinary shares of New PubCo, par value $0.0001 per share, which carry voting rights in the form of 10 votes per share of the Company (the “New PubCo Class B Ordinary Shares” and, together with the New PubCo Class A Ordinary Shares, the “New PubCo Ordinary Shares”), as determined in accordance with the per share consideration set forth in the Business Combination Agreement; provided that the number of New PubCo Class B Ordinary Shares issued to Ambipar was adjusted downwards by $3,572,446, which is the amount corresponding, at one share for every $10.00, to the transaction expenses incurred by Emergencia in excess of $9,500,000 not reimbursed by Ambipar pursuant to the terms of the Business Combination Agreement.

In addition, Ambipar will be issued up to an additional 11,000,000 newly issued New PubCo Class B Ordinary Shares (the “Earn-Out Shares”), as follows: (i) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $17.00 over any 20 trading days within any consecutive 30 trading day period, 50% of the Earn-Out Shares will be issued; and (ii) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period, the remaining 50% of the Earn-Out Shares will be issued.

Concurrently with the execution of the Business Combination Agreement, Ambipar entered into a share subscription agreement (the “Ambipar Subscription Agreement”), pursuant to which Ambipar committed (the “Ambipar PIPE Financing”) to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares at $10.00 per share. On the Closing Date, Ambipar paid the $50.5 million subscription price through the conversion of a $50.5 million equivalent intercompany loan provided by Ambipar pursuant to an agreement, dated as of July 5, 2022, between Ambipar and Emergencia (the “Ambipar Intercompany Loan Agreement”).

In addition, in connection with the execution of the Business Combination Agreement, (i) Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Opportunity Agro Fund”) entered into a share subscription agreement (the “Opportunity Subscription Agreement”) pursuant to which Opportunity Agro Fund committed (the “Opportunity PIPE Financing”) to subscribe for and purchase New PubCo Class A Ordinary Shares, and (ii) HPX and the Company entered into certain other subscription agreements (together with the Opportunity Subscription Agreement, the “Original Subscription Agreements”) with certain investors (together with Opportunity Agro Fund, the “Original PIPE Investors”), pursuant to which such Original PIPE Investors committed to subscribe for and purchase New PubCo Class A Ordinary Shares.

On December 8, 2022, HPX, the Company and Cygnus Fund Icon (“Cygnus” and, collectively with the Original PIPE Investors, the “PIPE Investors”), one of the Original Non-Redeeming Shareholders (as defined below), entered into an amended and restated Non-Redemption Agreement (the “Cygnus Non-Redemption Agreement”) as well as a Subscription Agreement (the “Cygnus Subscription Agreement” and, collectively with the Original Subscription Agreements, the “Subscription Agreements”) on terms and conditions substantially consistent with those included in the Non-Redemption Agreements (as defined below) and the Original Subscription Agreements; provided, however, that pursuant to the Cygnus Non-Redemption Agreement and the Cygnus Subscription Agreement, Cygnus was granted the option (the “Cygnus Option”), exercisable by Cygnus via written notice to be delivered to HPX and the Company no later than 10 calendar days prior to the HPX extraordinary general meeting of shareholders, either (i) to comply with the terms and conditions contained in the Cygnus Non-Redemption Agreement (including, among other things, to vote its 300,000 HPX Class A Ordinary Shares in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and not to redeem or exercise any right to redeem its 300,000 HPX Class A Ordinary Shares), or (ii) not to be bound by the Cygnus Non-Redemption Agreement and instead to subscribe for 300,000 New PubCo Class A Ordinary Shares pursuant to the Cygnus Subscription Agreement for aggregate gross proceeds of $3,000,000. On February 10, 2023, Cygnus sent a termination and subscription notice to HPX and the Company (the “Cygnus Notice”) whereby it elected option (ii) above.

On the Closing Date, the PIPE Investors collectively subscribed for and purchased, and the Company issued and sold to the PIPE Investors, an aggregate of 11,450,000 New PubCo Class A Ordinary Shares for aggregate gross proceeds of $114,500,000 (the “PIPE Financing”). In consideration of the agreements of such PIPE Investors set forth in the Subscription Agreements, the Company issued to the PIPE Investors, on the Closing Date, (i) an aggregate of 2,642,500 New PubCo Warrants (2,280,000 of which being issued to Opportunity Agro Fund) and (ii) an aggregate of 1,873,800 additional New PubCo Class A Ordinary Shares (1,810,000 of which being issued to Opportunity Agro Fund).

The Company also granted certain customary registration rights to Ambipar and the PIPE Investors in connection with the Ambipar PIPE Financing and the PIPE Financing, respectively.

Further, concurrently with the execution of the Business Combination Agreement, certain shareholders of HPX owning, in the aggregate, 600,000 HPX Class A Ordinary Shares (the “Original Non-Redeeming Shareholders”) agreed pursuant to certain Shareholder Non-Redemption Agreements (as amended from time to time, the “Non-Redemption Agreements”) to, among other things, vote those shares in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and agreed not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares that such Original Non-Redeeming Shareholders hold of record or beneficially. The Cygnus Non-Redemption Agreement was terminated pursuant to the Cygnus Notice. In consideration of the agreement described above by the remaining Non-Redeeming Shareholders owning, in the aggregate, 300,000 HPX Class A Ordinary Shares (the “Non-Redeeming Shareholders”), on the Closing Date, the Company issued to such Non-Redeeming Shareholders (i) an aggregate of 75,000 New PubCo Warrants and (ii) an aggregate of 13,200 New PubCo Class A Ordinary Shares.

Similarly, concurrently with the execution of the Business Combination Agreement, Trend HPX SPAC FIA IE, represented by XP Allocation Asset Management Ltda. (the “XP Non-Redeeming Shareholder”), entered into a certain non-redemption agreement with HPX and the Company (the “XP Non-Redemption Agreement”), pursuant to which, among other things, (i) the XP Non-Redeeming Shareholder agreed to vote in favor and not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares of which it was the record and beneficial owner in connection with any extension of the deadline for HPX to complete its initial business combination sought on or prior to July 15, 2022 and (ii) the Company agreed to issue to the XP Non-Redeeming Shareholder one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Share, in each case to be issued at or promptly following the Closing, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders was required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrants, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date was limited to an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. On the Closing Date, the Company issued 135,793 New PubCo Warrants and 23,900 New PubCo Class A Ordinary Shares to the XP Non-Redeeming Shareholder.

In addition, each of the PIPE Investors, the Non-Redeeming Shareholders and the XP Non-Redeeming Shareholder (the “DPA Beneficiaries”) has been provided with downside protection rights pursuant to the terms and conditions set forth in the applicable downside protection agreements entered into by and among each such party and the Company, Ambipar and the Sponsor (the “Downside Protection Agreements”). Subject to the terms and conditions of the Downside Protection Agreements, the DPA Beneficiaries may receive, on a pro rata basis, an aggregate of up to 1,050,000 New PubCo Class A Ordinary Shares from the Sponsor or may sell a certain number of their respective New PubCo Class A Ordinary Shares to Ambipar, the Sponsor or to a third party in a block trade, in each case to occur no earlier than 30 months following the Closing; provided that each DPA Beneficiary is only eligible to receive such downside protection if it holds, on each day beginning on the Closing Date and until the 30-month anniversary of the Closing Date (the “DPA Measurement Period”), a number of New PubCo Class A Ordinary Shares representing at least 50% of the number of New PubCo Class A Ordinary Shares held by such DPA Beneficiary immediately after Closing. For the avoidance of doubt, the Company will not issue any New PubCo Ordinary Shares in connection with the Downside Protection Agreements and the transactions contemplated in the Downside Protection Agreements will not have any dilutive effect on holders of New PubCo Ordinary Shares.

Moreover, certain other related agreements have been entered into in connection with the Business Combination, including the Voting and Support Agreement, the Contribution Agreement, the Investor Rights Agreement, the Cost Sharing Agreement and the Trademark Licensing Agreement, each as defined in the Form F-4 (as defined below) under the headings “Summary of the Proxy Statement/Prospectus” and “Proposals to be Considered by HPX’s Shareholders—Business Combination Proposal—Certain Agreements Related to the Business Combination,” which are incorporated herein by reference.

The Business Combination was unanimously approved by HPX’s board of directors and was approved at the extraordinary general meeting of HPX’s shareholders held on February 28, 2023 (the “HPX Extraordinary General Maeeting”). HPX’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. Prior to the Extraordinary General Meeting, HPX shareholders exercised their redemption rights in respect of 1,258,439 HPX Class A Ordinary Shares (the “Final Redemption”). As a result, immediately prior to the Closing Date, there were 2,814,205 HPX Class A Ordinary Shares outstanding.

As a result of the Business Combination, Emergencia has become a wholly-owned subsidiary of the Company. On March 6, 2023, New PubCo Class A Ordinary Shares and New PubCo Warrants commenced trading on the NYSE American LLC, or “NYSE American,” under the symbols “AMBI” and “AMBIWS,” respectively.

Certain amounts that appear in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) may not sum due to rounding.

Except as otherwise indicated or required by context, references in this Report to “we,” “us,” “our,” “Company” or “New PubCo” refer to Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands, and its consolidated subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “contemplate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters identified in the section titled “Risk Factors” of the Company’s Amendment No. 2 of the Registration Statement on Form F-4 (333-268795) filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2023 (the “Form F-4”), which section is incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update or revise any forward-looking statements in this Report, or in the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any changes in events, conditions or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4 under the heading “New PubCo Management Following the Business Combination,” which information is incorporated herein by reference. The business address for each of the Company’s directors and executive officers is Avenida Angélica, nº 2346, 5th Floor, São Paulo, São Paulo, Brazil, 01228-200.

B.	Advisors

Simpson Thacher & Bartlett LLP, Av. Presidente Juscelino Kubitschek, 1455, 12th floor, suite 121, São Paulo, São Paulo, Brazil, 04543-011, has acted as counsel for the Company with respect to New York and U.S. Federal law and will act as counsel for the Company with respect to New York and U.S. Federal law upon and following the consummation of the Business Combination.

Carey Olsen Cayman Limited, PO Box 10008, Willow House, Cricket Square, Grand Cayman KY1-1001, Cayman Islands, has acted as counsel for the Company with respect to Cayman Islands law and will act as counsel to the Company with respect to Cayman Islands law upon and following the consummation of the Business Combination.

C.	Auditors

BDO RCS Auditores Independentes SS, Av. José de Souza Campos, 243, 1st floor, Cambuí, Campinas, São Paulo, Brazil, 13025-320, acted as the independent registered public accounting firm for Emergencia and its subsidiaries for each of the two years in the period ended December 31, 2021, and will continue to act as the independent registered public accounting firm of the Company upon and following the consummation of the Business Combination.

Marcum LLP, 730 Third Avenue, 11th Floor, New York, New York, 10017, acted as the independent registered public accounting firm for HPX as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period from March 20, 2020 (inception) through December 31, 2020.

Grant Thornton LLP, 1301 International Parkway, Suite 300, Fort Lauderdale, FL 33323, acted as independent certified public accountants for Witt O’Brien’s for the Successor Period April 15, 2021 through December 31, 2021 and the Predecessor Period January 1, 2021 through April 14, 2021 and the Years ended December 31, 2021 and 2020.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of June 30, 2022, after giving effect to the Business Combination, the WOB Acquisition, the Ambipar PIPE Financing and the PIPE Financing, and the redemption of (i) 19,472,483 HPX Class A Ordinary Shares in connection with the approval by the HPX extraordinary general meeting of shareholders held on July 14, 2022 of the initial extension of the deadline by which HPX should complete its initial business combination from July 20, 2022 to November 20, 2022 (the “Initial Extension”), (ii) 3,650,973 HPX Class A Ordinary Shares in connection with the approval by the HPX extraordinary general meeting of shareholders held on November 3, 2022 of the second extension of the deadline by which HPX should complete its initial business combination from November 20, 2022 to March 31, 2023 (the “Second Extension”) and (iii) the Final Redemption (collectively, the “HPX Redemptions”).

As of June 30, 2022 (pro forma)	(R$ thousands)
Cash and cash equivalents	557,943
Equity:
Ordinary Shares	242,466
Additional paid-in capital	958,971
Foreign currency translation reserve	(71,994)
Capital Reserves	78,666
Accumulated loss	(148,624)
Non-controlling interest	40,173
Total equity	1,099,658
Debt:
Loans and debentures - current	51,884
Lease liabilities - current	13,842
Total short-term debt	65,726
Loans and debentures - noncurrent	1,003,608
Lease liabilities - noncurrent	33,969
Total long-term debt	1,037,577
Total debt	1,103,303
Total capitalization	2,202,961

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with the Company are described in the Form F-4 under the heading “Risk Factors,” which information is incorporated herein by reference.

Item 4. Information on the Company

A.	History and Development of the Company

The Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands on May 3, 2022 for the purpose of effectuating the Business Combination described herein and became the parent company of the combined business following the consummation of the Business Combination. The history and development of the Company and the material terms of the Business Combination are described in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus,” “Business Combination Proposal,” “The Business Combination Agreement,” “Description of New PubCo Share Capital” and “Description of New PubCo Warrants,” which are incorporated herein by reference. For further information, see also “Explanatory Note” above.

The Company owns no material assets other than its interests in its wholly-owned subsidiary, Emergencia. In addition, the Company does not operate any business other than through Emergencia. Emergencia is a sociedade anônima organized under the laws of Brazil.

The Company’s registered office is c/o CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. It is the intention that, in the longer term, the affairs of the Company will be conducted so that the central management and control of the Company is exercised in Brazil with its principal executive office located at Avenida Angélica, 2346, 5th Floor, São Paulo, São Paulo, Brazil, 01228-200 and its telephone number +55 (11) 3429-5000. The Company’s principal website address is http://www.ir.response.ambipar.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

B.	Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Following and as a result of the Business Combination, all of the Company’s business is conducted through Emergencia and its subsidiaries. A description of Emergencia’s business is included in the Form F-4 under the headings “Business of Emergencia” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Emergencia,” which are incorporated herein by reference.

C.	Organizational Structure

Upon consummation of the Business Combination, Emergencia has become a wholly-owned subsidiary of the Company. The organizational chart of the Company is included in the Form F-4 under the heading “The Business Combination Agreement—Structure—Post-Business Combination Structure” and is incorporated herein by reference.

D.	Property, Plants and Equipment

The Company’s property, plants and equipment are held through Emergencia and its subsidiaries. Information regarding Emergencia’s property, plants and equipment is described in the Form F-4 under the heading “Business of Emergencia—Properties,” which information is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None / Not applicable.

Item 5. Operating and Financial Review and Prospects

Following and as a result of the Business Combination, all of the Company’s business is conducted through Emergencia and its subsidiaries. The discussion and analysis of the financial condition and results of operation of Emergencia is included in the Form F-4 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Emergencia,” which information is incorporated herein by reference.

Additional information about Emergencia’s preliminary results for the nine months ended September 30, 2022 is set forth in the Form F-4, in the section “Summary of the Proxy Statement/Prospectus — Recent Developments— Emergencia’s Preliminary Results for the Nine Months Ended September 30, 2022,” which is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The directors and senior management upon the consummation of the Business Combination are set forth in the Form F-4 under the heading “New PubCo Management Following the Business Combination,” which information is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and executive officers of the Company is set forth in the Form F-4 under the heading “Executive Compensation,” which information is incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4 under the heading “New PubCo Management Following the Business Combination,” which information is incorporated herein by reference.

D.	Employees

Following and as a result of the Business Combination, all of the Company’s business is conducted through Emergencia and its subsidiaries. Information pertaining to Emergencia’s employees is set forth in the Form F-4 under the heading “Business of Emergencia—Our People,” which information is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

None / Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the actual beneficial ownership of New PubCo Ordinary Shares as of March 3, 2023 by:

•	each person known by us to beneficially own more than 5% of the issued and outstanding New PubCo Ordinary Shares;

•	each of our directors and executive officers; and

•	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

As of the date hereof, there are 16,175,105 New PubCo Class A Ordinary Shares, 39,234,746 New PubCo Class B Ordinary Shares, 16,180,000 New PubCo Warrants and 20,000 New PubCo Restricted Stock Units issued and outstanding. Pursuant to our Amended and Restated Memorandum and Articles of Association, each holder of New PubCo Class A Ordinary Shares is entitled to one vote per share and each holder of New PubCo Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote on all New PubCo Ordinary Shares voting together as a single class. The New PubCo Warrants, which entitle the holder to purchase one New PubCo Class A Ordinary Share at an exercise price of $11.50 per share, will become exercisable on April 2, 2023, which is 30 days after the completion of the Business Combination. The New PubCo Restricted Stock Units vested at Closing and represent 20,000 non-redeemable New PubCo Class A Ordinary Shares that will settle on a date as soon as practicable following vesting but in no event more than 30 days after vesting.

The expected beneficial ownership percentages set forth below do not take into account up to 11,000,000 Earn-Out Shares that may be issued to Ambipar, but do take into account the New PubCo Class A Ordinary shares underlying the New PubCo Warrants, which are exercisable within 30 days after the Closing Date.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all securities beneficially owned by them.

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares	Total Voting Power
Beneficial Owner	Number	Percentage	Number	Percentage	Percentage	Percentage
Principal Shareholders:
Ambipar Participações e Empreendimentos S.A.(1)	—	—	39,234,746	100%	70.8%	96.0%
Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior(2)	14,090,000	76.3%	—	—	24.4%	3.4%
Directors and Executive Officers:(3)
Tércio Borlenghi Junior(1)	—	—	22,049,927	56.2%	39.8%	54.0%
Izabel Cristina Andriotti Cruz de Oliveira	—	—	—	—	—	—
Alessandra Bessa Alves de Melo	—	—	—	—	—	—
Thiago da Costa Silva	—	—	—	—	—	—
Mariana Loyola Ferreira Sgarbi	—	—	—	—	—	—
Carlos Piani(4)	837,602	5.1%	—	—	1.5%	0.2%
Victor Almeida	—	—	—	—	—	—
Yuri Keiserman	—	—	—	—	—	—
Rafael Espírito Santo	—	—	—	—	—	—
Guilherme Patini Borlenghi	—	—	—	—	—	—
Pedro Petersen	—	—	—	—	—	—
All directors and executive officers as a group (11 individuals)	837,602	5.1%	22,049,927	56.2%	41.1%	54.1%

___________________

(1)	Ambipar Participações e Empreendimentos S.A. (“Ambipar”) is the record holder of the New PubCo Class B Ordinary Shares reported herein, which carry voting rights in the form of 10 votes per New PubCo Class B Ordinary Share, and is controlled by Mr. Tércio Borlenghi Junior, chairman of our board of directors, who by virtue of his control may be deemed to beneficially own shares held by Ambipar. Ambipar will be issued up to an additional 11,000,000 newly issued New PubCo Class B Ordinary Shares (the “Earn-Out Shares”), as follows: (i) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $17.00 over any 20 trading days within any consecutive 30 trading day period, 50% of the Earn-Out Shares will be issued; and (ii) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period, the remaining 50% of the Earn-Out Shares will be issued. The business address of Ambipar is Avenida Angélica, nº 2346, 5th Floor, São Paulo — SP, Brazil, 01228-200.
(2)	Represents (i) 11,810,000 issued and outstanding New PubCo Class A Ordinary Shares and (ii) 2,280,000 New PubCo Class A Ordinary Shares underlying the 2,280,000 New PubCo Warrants beneficially owned by Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Opportunity Agro Fund”). Opportunity Agro Fund is managed by Opportunity Private Equity Gestora de Recursos Ltda., a leading fund manager in Brazil, which has discretionary management and voting power over the shares held by Opportunity Agro Fund and is managed by, among other officers, Eduardo de Britto Pereira Azevedo and Leonardo Guimarães Pinto. The business address of Opportunity Private Equity Gestora de Recursos Ltda. is Rua Visconde de Pirajá, 351, 14th floor (part), Ipanema, Rio de Janeiro — RJ, Brazil, 22410-906.
(3)	Unless otherwise noted, the business address of the directors and executive officers of the Company is Avenida Angélica, nº 2346, 5th Floor, São Paulo — SP, Brazil, 01228-200.
(4)	HPX Capital Partners LLC (the “Sponsor”) is the record holder of the (i) 612,033 issued and outstanding New PubCo Class A Ordinary Shares and (ii) 225,569 New PubCo Class A Ordinary Shares underlying 225,569 New PubCo Warrants reported herein, which represent one-third of the total New PubCo Class A Ordinary Shares and New PubCo Warrants, respectively, held of record by the Sponsor. Mr. Carlos Piani, who is an independent director of our board and member of our audit committee, indirectly exercises the sole investment and voting power over his one-third interest in the securities held of record by the Sponsor and, therefore, may be deemed to have sole investment and voting power over such securities. Mr. Piani disclaims beneficial ownership of any other securities held of record by the Sponsor.

B.	Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Form F-4, in the sections entitled “Certain HPX Relationships and Related Person Transactions” and “Certain Emergencia Relationships and Related Person Transactions,” which are incorporated herein by reference.

C.	Interests of Experts and Counsel

None / Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Financial Statements

The financial statements of Emergencia, HPX and Witt O’Brien’s, LLC have been filed as part of the Form F-4 and are incorporated herein by reference. See Item 18 “Financial Statements.”

Pro Formas

The unaudited pro forma condensed combined financial information of Emergencia and HPX is attached as Exhibit 15.1 to this Report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 under the headings “Business of HPX—Legal Proceedings” and “Business of Emergencia—Legal and Administrative Proceedings,” which are incorporated herein by reference.

Dividend Policy

The Company has not adopted a dividend policy with respect to payments of any future dividends by it. The Company has no current plans to pay dividends. The declaration, amount and payment of any future dividends on the New PubCo Ordinary Shares will be at the sole discretion of the Company’s board of directors. The Company’s board of directors may take into account general and economic conditions, the Company’s financial condition and results of operations, its available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to it and such other factors as the Company’s board of directors may deem relevant. In addition, the Company’s ability to pay dividends is limited by the deeds governing the debentures issued by Emergencia and certain financing agreements and may be limited by covenants of other indebtedness the Company or its subsidiaries incur in the future. As a result, you may not receive any return on an investment in the New PubCo Ordinary Shares unless you sell your the New PubCo Ordinary Shares for a price greater than that which you paid for it.

B.	Significant Changes

None / Not applicable.

Item 9. The Offer and Listing

A.	Offer and Listing Details

New PubCo Class A Ordinary Shares and New PubCo Warrants are listed on the NYSE American under the symbols “AMBI” and “AMBIWS”, respectively. Holders of New PubCo Class A Ordinary Shares and New PubCo Warrants should obtain current market quotations for their securities.

A description of the Company’s securities is set forth in the Form F-4, in the sections entitled “Description of New PubCo Share Capital” and “Description of New PubCo Warrants,” which are incorporated herein by reference.

Information regarding the lock-up restrictions applicable to the New PubCo Ordinary Shares and New PubCo Warrants held by certain Company’s shareholders is included in the Form F-4 under the heading “Shares Eligible for Future Sale—Lock-Ups” and is incorporated herein by reference.

B.	Plan of Distribution

Not applicable.

C.	Markets

Information related to markets is set forth in “Item 9.A. Offer and Listing Details” of this Report.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

The Company’s authorized share capital is US$50,000, consisting of 500,000,000 shares of a nominal or par value of US$0.0001 each, which is comprised of: (i) 250,000,000 New PubCo Class A Ordinary Shares; (ii) 150,000,000 New PubCo Class B Ordinary Shares (which New PubCo Class B Ordinary Shares may be converted into New PubCo Class A Ordinary Shares in the manner contemplated in the Company’s Amended and Restated Articles of Association (the “Articles”)); and (iii) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the board may determine from time to time in accordance with the Company’s Articles.

As of the date hereof, subsequent to the closing of the Business Combination, there are 16,175,105 New PubCo Class A Ordinary Shares and 39,234,746 New PubCo Class B Ordinary Shares issued and outstanding, as well as 20,000 New PubCo Restricted Stock Units issued and outstanding. There are also 16,180,000 New PubCo Warrants outstanding, each whole warrant to become exercisable on April 2, 2023, which is 30 days after the completion of the Business Combination, at US$11.50 per one New PubCo Class A Ordinary Share, of which 12,650,000 are public warrants (the “New PubCo Public Warrants”) listed on NYSE American and 3,530,000 are private placement warrants (the “New PubCo Private Warrants”) held by the Sponsor, the PIPE Investors, the Non-Redeeming Shareholders and the XP Non-Redeeming Shareholder.

In addition to the issued and outstanding New PubCo Ordinary Shares, the Company may issue up to an additional 11,000,000 Earn-Out Shares to Ambipar. For additional information, see the section entitled “Explanatory Note” of this Report.

Additional information regarding the Company’s securities is set forth in the Form F-4 in the sections entitled “Description of New PubCo Share Capital” and “Description of New PubCo Warrants,” which are incorporated herein by reference.

B.	Memorandum and Articles of Association

The Company’s Articles, effective as of March 3, 2023, are filed as Exhibit 1.1 to this Report.

The description of the Articles is set forth in the Form F-4 in the section entitled “Description of New PubCo Share Capital,” which is incorporated herein by reference.

C.	Material Contracts

Material Contracts Relating to the Company’s Operations

Following and as a result of the Business Combination, all of the Company’s business is conducted through Emergencia and its subsidiaries. Information pertaining to Emergencia’s material contracts is set forth in the Form F-4 under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Emergencia—Loans and financing and debenture,” “Business of Emergencia,” “Risk Factors—Risks Relating to Emergencia’s Business and Industry” and “Certain Emergencia Relationships and Related Party Transactions,” each of which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is set forth in the Form F-4, in the section entitled “The Business Combination Agreement,” which information is incorporated herein by reference

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement is set forth in the Form F-4 in the section entitled “Certain Agreements Related to the Business Combination,” which information is incorporated herein by reference.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of New PubCo Ordinary Shares. There is no limitation imposed by laws of Cayman Islands or in the Company’s Articles on the right of non-residents to hold or vote New PubCo Ordinary Shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the sections entitled “U.S. Federal Income Tax Considerations” and “Cayman Islands Tax Considerations,” which are incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding dividend payment is set forth in the Form F-4 , in the sections entitled “Description of New PubCo Share Capital —Shares—Dividends,” “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Considerations of Owning New PubCo Class A Ordinary Shares and New PubCo Warrants—Taxation of Dividends and Other Distributions on New PubCo Class A Ordinary Shares” and “Cayman Islands Tax Considerations,” which are incorporated herein by reference. The Company has not paid any cash dividends on New PubCo Ordinary Shares since the Business Combination and currently has no plan to pay cash dividends on such securities in the foreseeable future. The Company has not identified a paying agent.

G.	Statement by Experts

The combined financial statements of Emergencia as of December 31, 2021, December 31, 2020 and January 1, 2020 and for each of the two years in the period ended December 31, 2021 incorporated in this Report by reference to the Form F-4 have been so incorporated in reliance on the report of BDO RCS Auditores Independentes SS, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. BDO RCS Auditores Independentes S.S. is a member of the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or Ibracon, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the CFC.

The financial statements of HPX Corp. as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period from March 20, 2020 (inception) through December 31, 2020 incorporated in this Report by reference to the Form F-4 have been so incorporated in reliance on the report of Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of HPX Corp. to continue as a going concern as described in Note 1 to the financial statements), given upon the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Witt O’Brien’s, LLC for the Successor Period April 15, 2021 through December 31, 2021 and the Predecessor Period January 1, 2021 through April 14, 2021 and the Years ended December 31, 2021 and 2020 incorporated in this Report by reference to the Form F-4 have been so incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

H.	Documents on Display

The Company is subject to certain of the informational filing requirements of the Exchange Act. As a foreign private issuer, the Company is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, the Company is exempt from certain rules and regulations under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of the Company’s securities. Moreover, the Company is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The Company may, but is not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of the Company’s first three fiscal quarters. The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically with the SEC. You may read and copy any report or document the Company files, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The information set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Emergencia—Quantitative and Qualitative Disclosure About Market Risk” in the Form F-4 is incorporated herein by reference.

Item 12. Description of Securities Other than Equity Securities

Warrants

Upon the completion of the Business Combination, there were 12,650,000 New PubCo Public Warrants outstanding. The New PubCo Public Warrants, which entitle the holder to purchase one New PubCo Ordinary Share at an exercise price of $11.50 per share, will become exercisable on April 2, 2023, which is 30 days after the completion of the Business Combination. The New PubCo Public Warrants will expire on March 3, 2028 (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms.

Upon the completion of the Business Combination, there were also 3,530,000 New PubCo Private Warrants held by the Sponsor, the PIPE Investors, the Non-Redeeming Shareholders and the XP Non-Redeeming Shareholder. The New PubCo Private Warrants are identical to the New PubCo Public Warrants in all material respects, except that the New PubCo Private Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) subject to certain limited exceptions, are not redeemable by the Company, (ii) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until April 2, 2023, which is 30 days after the completion of the Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) are entitled to registration rights.

Additional information on the New PubCo Warrants is set forth in the Form F-4, in the section entitled “Description of New PubCo Warrants,” which is incorporated herein by reference.

PART II

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The audited financial statements of HPX Corp. as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and for the period from March 20, 2020 (inception) through December 31, 2020, in the Form F-4 between pages F-3 and F-22 are incorporated herein by reference.

The unaudited condensed financial statements of HPX Corp. as of June 30, 2022 and for the three and six months ended June 30, 2022 and 2021, in the Form F-4 between pages F-23 and F-45 are incorporated herein by reference.

The unaudited condensed financial statements of HPX Corp as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021, in the Form F-4 between pages F-46 and F-71 are incorporated herein by reference.

The audited combined financial statements of Emergência Participações S.A. as of December 31, 2021, December 31, 2020 and January 1, 2020 and for the years ended December 31, 2021 and 2020, in the Form F-4 between pages F-72 and F-151 are incorporated herein by reference.

The unaudited interim condensed consolidated financial statements of Emergência Participações S.A. as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, in the Form F-4 between pages F-151 and F-223 are incorporated herein by reference.

The audited consolidated financial statements of Witt O’Brien’s, LLC for the successor period April 15, 2021 through December 31, 2021 and the predecessor period January 1, 2021 through April 14, 2021 and the year ended December 31, 2020, in the Form F-4 between pages F-224 and F-240 are incorporated herein by reference.

The unaudited condensed consolidated financial statements of Witt O’Brien’s, LLC as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, in the Form F-4 between pages F-241 and F-250 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of Emergencia and HPX is attached as Exhibit 15.1 to this Report.

Item 19. Exhibits

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of the Company dated as of March 3, 2023.
2.1	Warrant Agreement, dated as of July 15, 2020, by and between HPX and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to HPX’s Current Report on Form 8-K (File No. 001-39382) filed on July 21, 2020).
4.1	Business Combination Agreement, dated as of July 5, 2022, by and among HPX, New PubCo, Merger Sub, Emergencia and Ambipar (incorporated by reference to Annex A to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.2*	First Plan of Merger, by and between HPX and New PubCo, dated as of March 3, 2023.
4.3*	Second Plan of Merger, by and between Merger Sub and New PubCo dated as of March 3, 2023.
4.4	Sponsor Letter Agreement, dated as of July 5, 2022, by and among HPX, its directors, Sponsor, New PubCo and Emergencia (incorporated by reference to Annex E to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.5	Voting and Support Agreement, dated as of July 5, 2022, by and between HPX and Ambipar (incorporated by reference to Annex F to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.6	Ambipar Subscription Agreement, dated as of July 5, 2022, by and between HPX, New PubCo and Ambipar (incorporated by reference to Annex G to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.7	Opportunity Subscription Agreement, dated as of July 5, 2022, by and between HPX, New PubCo and Opportunity (incorporated by reference to Annex H to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.8	Form of Subscription Agreement, by and between HPX and the undersigned subscriber party thereto (incorporated by reference to Annex I to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.9	Cygnus Subscription Agreement, dated as of December 8, 2022, by and among HPX, New PubCo and Cygnus Fund Icon (incorporated by reference to Annex T to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).

Exhibit No.	Description
4.10	Intercompany Loan Agreement, dated as of July 5, 2022, by and between Ambipar and Emergencia (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.11	Investor Rights Agreement, dated as of July 5, 2022, by and among New PubCo, the Sponsor, Ambipar, Opportunity and certain other shareholders of HPX (incorporated by reference to Annex M to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.12*	Cost Sharing Agreement, dated as of March 3, 2023, by and among Ambipar, Emergencia and certain of its subsidiaries.
4.13	Main Downside Protection Agreement, dated as of July 6, 2022, as amended and restated as of November 24, 2022, by and among New PubCo, Ambipar, the Sponsor, the PIPE Investors (other than Constellation) and the Non-Redeeming Shareholders (incorporated by reference to Annex O to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.14	XP Downside Protection Agreement, dated as of July 5, 2022, as amended and restated as of November 24, 2022, by and among New PubCo, Ambipar, the Sponsor and the XP Non-Redeeming Shareholder (incorporated by reference to Annex P to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.15	Constellation Downside Protection Agreement, dated as of November 24, 2022, by and among New PubCo, Ambipar, the Sponsor and Constellation (incorporated by reference to Annex Q to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.16*	Ambipar Emergency Response 2023 Omnibus Incentive Plan, dated as of March 3, 2023.
4.17*	Trademark Licensing Agreement, dated as of March 3, 2023, by and between Emergencia and Ambipar.
4.18#	Purchase and Sale Agreement by and among ORM Holdings Inc., ORM Holdings II LLC, SEACOR Holdings Inc. and Ambipar Holding USA, Inc., dated as of September 13, 2022 (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).
4.19*	Indemnification Agreement by and between Tércio Borlenghi Junior and New PubCo, dated as of March 3, 2023.
4.20*	Indemnification Agreement by and between Izabel Cristina Andriotti Cruz de Oliveira and New PubCo, dated as of March 3, 2023.
4.21*	Indemnification Agreement by and between Alessandra Bessa Alves de Melo and New PubCo, dated as of March 3, 2023.
4.22*	Indemnification Agreement by and between Thiago da Costa Silva and New PubCo, dated as of March 3, 2023.

Exhibit No.	Description
4.23*	Indemnification Agreement by and between Mariana Loyola Ferreira Sgarbi and New PubCo, dated as of March 3, 2023.
4.24*	Indemnification Agreement by and between Carlos Augusto Leone Piani and New PubCo, dated as of March 3, 2023.
4.25*	Indemnification Agreement by and between Victor Almeida and New PubCo, dated as of March 3, 2023.
4.26*	Indemnification Agreement by and between Yuri Keiserman and New PubCo, dated as of March 3, 2023.
4.27*	Indemnification Agreement by and between Rafael Espírito Santo and New PubCo, dated as of March 3, 2023.
4.28*	Indemnification Agreement by and between Guilherme Patini Borlenghi and New PubCo, dated as of March 3, 2023.
4.29*	Indemnification Agreement by and between Pedro Petersen and New PubCo, dated as of March 3, 2023.
8.1	List of Subsidiaries of New PubCo (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Emergencia and HPX.
15.2*	Consent of Marcum LLP, independent registered public accounting firm for HPX
15.3*	Consent of BDO RCS Auditores Independentes SS, independent registered public accounting firm for Emergencia
15.4*	Consent of Grant Thornton LLP, independent certified public accountants for Witt O’Brien’s, LLC.
*	Filed herewith
#	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally copies of omitted schedules and exhibits to the Securities and Exchange Commission or its staff upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

March 7, 2023	AMBIPAR EMERGENCY RESPONSE

	By:	/s/ Thiago da Costa Silva
	Name:	Thiago da Costa Silva
	Title:	Director

