Form 20-F
period 2022-12-31
Ambipar Emergency Response
filed 2023-05-15
CIK 1937441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41638

AMBIPAR EMERGENCY RESPONSE

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: on May 12, 2023, the issuer had 16,195,105 Class A ordinary shares, 39,234,746 Class B ordinary shares and 16,180,000 warrants to purchase Class A ordinary shares. As of December 31, 2022, the issuer was a shell company.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

1

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

Explanatory Note

On March 3, 2023 (the “Closing Date”), Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), consummated the previously announced business combination (the “Closing”) pursuant to the Business Combination Agreement, dated as of July 5, 2022 (the “Business Combination Agreement”), by and among the Company, HPX Corp., a Cayman Island exempted company (“HPX”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of the Company (“Merger Sub”), Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (“Emergencia”), and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (“Ambipar”).

Pursuant to the Business Combination Agreement, one business day before the Closing Date, Ambipar contributed all of the issued and outstanding equity of Emergencia into Merger Sub in exchange for the newly issued ordinary shares of Merger Sub (the “Merger Sub Ordinary Shares”). On the Closing Date, (i) HPX merged with and into the Company, with the Company as the surviving entity (the “First Merger” and the effective time of the First Merger, the “First Effective Time”) and (ii) immediately following the First Merger, Merger Sub merged with and into the Company, with the Company as the surviving entity and holding all of the issued and outstanding equity of Emergencia (the “Second Merger” and the effective time of the Second Merger, the “Second Effective Time”; the Second Merger together with the First Merger, the “Mergers;” and the Mergers, collectively with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

As part of the Business Combination, at the First Effective Time: (i) each issued and outstanding HPX Class A ordinary share, par value $0.0001 per share (the “HPX Class A Ordinary Shares”), was canceled and converted into the right to receive one Class A ordinary share, par value $0.0001 per share, of the Company (the “Class A Ordinary Shares”); (ii) each issued and outstanding whole warrant to purchase HPX Class A Ordinary Shares was converted into one warrant to purchase one Class A Ordinary Share at an exercise price of $11.50 per share (the “Warrants”), subject to the same terms and conditions existing prior to such conversion, and (iii) each outstanding and unvested restricted stock unit in respect of HPX Class A Ordinary Shares was converted into a restricted stock unit settled in Class A Ordinary Shares, subject to the same terms and conditions as were applicable to such restricted stock units of HPX as of immediately prior to the First Effective Time.

Additionally, at the Second Effective Time, each issued and outstanding Merger Sub Ordinary Share was cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of Class B ordinary shares of the Company, par value $0.0001 per share, which carry voting rights in the form of 10 votes per share of the Company (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), as determined in accordance with the per share consideration set forth in the Business Combination Agreement; provided that the number of Class B Ordinary Shares issued to Ambipar was adjusted downwards by $3,572,446, which is the amount corresponding, at one share for every $10.00, to the transaction expenses incurred by Emergencia in excess of $9,500,000 not reimbursed by Ambipar pursuant to the terms of the Business Combination Agreement.

The Business Combination was unanimously approved by HPX’s board of directors and was approved at the extraordinary general meeting of HPX’s shareholders held on February 28, 2023 (the “HPX Extraordinary General Meeting”).

As a result of the Business Combination, Emergencia became a wholly-owned subsidiary of the Company. On March 6, 2023, our Class A Ordinary Shares and our Warrants commenced trading on the NYSE American LLC (“NYSE American”) under the symbols “AMBI” and “AMBIWS,” respectively.

Cautionary Note Regarding Forward-Looking Statements

This annual report on Form 20-F, or annual report, contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “contemplate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under “Item 3.D. Key Information—Risk Factors” of this annual report, those discussed and identified in public filings we made with the SEC and the following important factors:

●	the ability to implement our inorganic growth strategy, including with respect to the WOB Acquisition, and realize the expected benefits from recent or potential future acquisitions;
●	market interest rates, including their impacts on our ability to comply with certain financial and operating covenants in our Debentures and our ability to finance acquisitions through indebtedness while managing our liquidity risks;
●	risks associated with macroeconomic uncertainty and geopolitical risk, including the consequences of the 2022 presidential elections in Brazil and impacts of the ongoing conflict between Russia and Ukraine, which would limit our ability to grow our business and expand to new countries;
●	changes in applicable laws or regulations;
●	the possibility that we may be adversely affected by other economic factors, particularly in Brazil;
●	business and/or competitive factors, including consolidation in the sector in which we operate;
●	potential difficulties in retaining our current management team and other key employees and independent contractors, including highly-skilled technical experts;
●	our estimates of our future financial performance and ability to execute our business strategy;
●	the impact of natural disasters or health epidemics/pandemics, including the ongoing COVID-19 pandemic and its impact on the demand for our services;
●	operational and security risks, including as a result of the handling of hazardous substances;
●	risks related to data security and privacy;
●	changes to accounting principles and guidelines;
●	litigation and regulatory enforcement risks, including as a result of the handling of hazardous substances, which may result in the diversion of management time and attention and the additional costs and demands on our resources, including potential litigation or conflicts regarding the Business Combination;
●	the risk that the price of our Securities may be volatile;
●	unexpected costs or expenses; and
●	fluctuations in exchange rates between the Brazilian real and the United States dollar.

Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this annual report not to occur.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The accompanying information contained in this annual report, including without limitation the information set forth under the heading “Item 5. Operating and Financial Review and Prospects,” identifies important factors that could cause such differences.

Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update or revise any forward-looking statements in this annual report, or in the documents to which we refer readers in this annual report, to reflect any change in our expectations with respect to such statements or any changes in events, conditions or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Summary Risk Factors

The following is a summary of the principal risks that could significantly and negatively affect our business, prospects, financial conditions, or operating results. For a more complete discussion of the material risks facing our business, see “Item 3.D. Key Information—Risk Factors.”

●	Our inorganic growth strategy, including through international expansion, subjects us to a variety of risks that could adversely affect our operations and revenues.
●	We may face successor liability for contingencies and damages arising from our acquisitions that have not been identified prior to the relevant acquisition and may not be sufficiently indemnified under the terms of the applicable acquisition agreement.
●	Competition in the acquisition targets and consolidation in our sector may limit our ability to grow through acquisitions.
●	Our growth depends largely on our ability to successfully execute our M&A strategy. We may not realize the expected benefits from recent or potential future acquisitions or may incur significant expenses in connection therewith, which could adversely affect our results of operations and financial condition.
●	The use of cash and significant indebtedness in connection with financing acquisitions could adversely impact our liquidity, limit our flexibility to respond to other business opportunities and increase our vulnerability to adverse economic and operating conditions.
●	We may be unable to comply with the financial and operating covenants set forth in the deeds governing our Debentures and certain financing agreement.
●	Difficulties in managing our liquidity risk may adversely affect our financial and operating performance and limit our growth.
●	We may not be able to raise sufficient funds to implement our business plan, renew our existing lines of credit or access new financing facilities on attractive terms or at all, which could have a material adverse effect on us.

●	Our emergency response services are subject to operational and security risks, including as a result of the handling of hazardous substances, and any accidents that occur during the performance of our services may expose us to significant civil, labor, environmental and criminal liabilities and adversely affect our business, results of operations, financial condition and reputation.
●	Our market is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.
●	Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.
●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.
●	We, our subsidiaries, affiliates, direct and indirect controlling shareholders and members of our management, or companies with which management has been involved with in the past, have been in the past and may in the future be subject to legal, administrative or arbitration disputes or investigations. Any disputes or investigations may adversely affect our results of operations, financial condition and reputation.
●	Losses not covered by insurance policies or that exceed the respective indemnity limits, as well as failure to renew insurance policies under conditions favorable to us, may have an adverse effect on our business.
●	The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict.
●	We may not be successful in renewing strategic lease agreements or at terms and conditions favorable to us.
●	Breaches of, or significant interruptions to, our information technology systems and those of our third-party service providers or breaches of data security could adversely affect our business, reputation and financial condition.
●	We are subject to risks associated with non-compliance with the Brazilian Data Protection Law and similar legislation of other countries that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.
●	The loss of members of our management may have a material adverse effect on our business, financial condition and results of operations.
●	In preparing our financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
●	Our international presence subjects us to a variety of risks arising from doing business internationally.
●	Governments have a high degree of influence in the economies of emerging markets where we operate, which could adversely affect our results of operations.
●	We may be unable to successfully integrate Witt O’Brien’s operations or to fully realize targeted synergies, revenues and other expected benefits of the WOB Acquisition.

●	The market price and trading volume of our securities have been and may continue to be extremely volatile and could decline significantly.
●	A “short squeeze” due to a sudden increase in demand for our Class A Ordinary Shares that largely exceeds supply may lead to extreme price volatility in our Class A Ordinary Shares.
●	Subject to the terms and conditions of the Warrant Agreement, our Warrants are exercisable for our Class A Ordinary Shares, which may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
●	We may issue additional Class A Ordinary Shares from time to time, including under our Omnibus Incentive Plan or in connection with equity or convertible debt offerings to finance our growth and implementation of our business strategy. Any such issuances would dilute the interest of our shareholders and likely present other risks.
●	Our controlling shareholder may take actions which are not necessarily in our interest or in the interest of our other shareholders.
●	Substantial future sales, or the perception of future sales, of our Securities could cause the market price of our Securities to decline, even if our business is doing well.
●	We depend on our shareholder Ambipar for many support services, certain of which are provided only on a transitional basis while others may be provided for the foreseeable future on arms-length terms.
●	The dual class structure of our Ordinary Shares may adversely affect the trading market for our Class A Ordinary Shares.
●	We may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to warrantholders, thereby making their Warrants worthless.
●	Our management has the ability to require holders of our Warrants to exercise such Warrants on a cashless basis which would cause holders to receive fewer ordinary shares upon their exercise of the Warrants than they would have received had they been able to exercise their Warrants for cash.

Certain Definitions

Throughout this annual report, unless otherwise designated or unless the context requires otherwise, the terms “we,” “us,” “our,” “the Company” and “our company” refer to Ambipar Emergency Response and its subsidiaries and consolidated affiliated entities, which prior to the Business Combination was the business of Emergencia and its subsidiaries and consolidated affiliated entities. References to “Emergencia” mean Emergência Participações S.A. and its consolidated subsidiaries and consolidated affiliated entities. Unless the context requires otherwise, all references to “our financial statements” mean the audited consolidated financial statements of Emergencia included herein.

In addition, in this annual report:

“Ambipar” means Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil.

“Ambipar Group” means, collectively, Ambipar and all of its subsidiaries.

“Ambipar Intercompany Loan Agreement” means a loan agreement dated as of July 5, 2022, by and between Ambipar and Emergencia, pursuant to which Ambipar formalized the disbursement to Emergencia of an aggregate amount in Brazilian reais equivalent to $50.5 million as a loan.

“Ambipar Subscription Agreement” means the subscription agreement dated as of July 5, 2022, by and among Ambipar, the Company and HPX.

“Ambipar USA” means Ambipar Holding USA, Inc., a Delaware corporation and our wholly owned subsidiary.

“Articles” means our amended and restated memorandum and articles of association.

“B3” means B3 S.A. — Brasil, Bolsa, Balcão, the Brazilian stock exchange.

“BDO” means BDO RCS Auditores Independentes SS Ltda., the Company’s independent registered public accounting firm.

“Board” means the board of directors of the Company.

“Brazil” means the Federative Republic of Brazil.

“Brazilian government” means the federal government of Brazil.

“Business Combination” means the Mergers and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of July 5, 2022, as may be amended, supplemented, or otherwise modified from time to time, by and among HPX, the Company, Merger Sub, Emergencia and Ambipar.

“Central Bank” means the Banco Central do Brasil, the Brazilian Central Bank.

“Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of the Company.

“Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of the Company, which carry voting rights in the form of 10 votes per share of the Company.

“Closing” means the consummation of the Business Combination.

“Closing Date” means March 3, 2023, the day of the Closing.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Company” means Ambipar Emergency Response, a Cayman Islands exempted company.

“Cost Sharing Agreement” means a certain cost sharing agreement dated as of March 3, 2023, by and among Ambipar, Emergencia and certain of its subsidiaries listed therein, pursuant to which Ambipar agreed to provide certain shared support services to Emergencia and certain of its subsidiaries under and pursuant to the terms and conditions set forth therein.

“COVID-19” or the “COVID-19 pandemic” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or other epidemics, pandemics or disease outbreaks.

“Cygnus” means Cygnus Fund Icon.

“Cygnus Subscription Agreement” means the Subscription Agreement, dated December 8, 2022, entered into by and among HPX, the Company and Cygnus.

“Debentures” means, collectively, the debentures issued under the First Issuance of Debentures and the Second Issuance of Debentures.

“Deeds of Debentures” means, collectively, the First Deed of Debentures and the Second Deed of Debentures.

“Downside Protection Agreements” means certain downside protection agreements, as amended from time to time, entered into by and among Emergencia, the Sponsor, Ambipar and the DPA Beneficiaries in connection with the Subscription Agreements, the Ambipar Subscription Agreement, and the Non- Redemption Agreements, as applicable.

“DPA Beneficiaries” means the PIPE Investors and the Non-Redeeming Shareholders, each of which has executed a Downside Protection Agreement.

“DTC” means the Depository Trust Company.

“Earn-Out Shares” means up to an additional 11,000,000 newly issued Class B Ordinary Shares to be issued to Ambipar, subject to the terms and conditions of the Business Combination Agreement.

“Emergencia” means Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil.

“EU” means the European Union.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Deed of Debentures” means the deed of debentures governing the First Issuance of Debentures, dated as of February 11, 2022, entered into by and among Emergencia, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários, as trustee, and Ambipar and Environmental ESG Participações S.A., as guarantors.

“First Effective Time” means the time at which the First Merger became effective.

“First Issuance of Debentures” means the issuance by Emergencia, on February 15, 2022, of an aggregate principal amount of R$335.5 million in a single series of 335,500 unsecured, non-convertible debentures due February 15, 2028, pursuant to the First Deed of Debentures.

“First Merger” means the merger of HPX with and into the Company pursuant to the Business Combination Agreement, with the Company as the surviving entity.

“Founder Shares” means the Class B ordinary shares of HPX, par value $0.0001 per share.

“Gannett Peek” means Gannett Peek Ltd. (represented by Baraterre Limited and Tarpumbay Limited). “Genome” means Genome Fund Inc.

“HPX” means HPX Corp., a Cayman Island exempted company.

“HPX Class A Ordinary Shares” means HPX’s Class A ordinary shares, par value $0.0001 per share.

“HPX Extraordinary General Meeting” means the extraordinary general meeting of shareholders of HPX held on February 28, 2023 to approve the Business Combination.

“HPX IPO” means HPX’s initial public offering of units, consummated on July 20, 2020.

“HPX Private Warrants” means the warrants to purchase HPX Class A Ordinary Shares issued by HPX and held by the Sponsor, that were outstanding immediately prior to the First Effective Time.

“HPX Public Warrants” means the public warrants to purchase HPX Class A Ordinary Shares issued by HPX that were outstanding immediately prior to the First Effective Time.

“IASB” means the International Accounting Standards Board.

“IBBA Loan Agreement” means the $90.0 million loan agreement, dated as of August 26, 2022, by and between Ambipar USA, as borrower, Emergencia, as guarantor, and Itau BBA International PLC, as lender.

“IFRS” means International Financial Reporting Standards, as issued by the IASB.

“Initial Shareholders” means, collectively, the Sponsor and the Insiders.

“Insiders” means HPX’s independent directors prior to the Business Combination, Mr. Marcos Vinicius Bernardes Peigo, Mr. Wolney Edirley Gonçalves Betiol and Ms. Maria Salete Garcia Pinheiro.

“Investor Rights Agreement” means the Investor Rights Agreement, dated as of July 5, 2022, by and among the Company, the Sponsor, Ambipar, the Insiders and Rafael Salvador Grisolia.

“IRS” means the Internal Revenue Service for the United States federal government.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Lock-Up Securities” means the Ordinary Shares and the Warrants beneficially owned or otherwise held by the locked-up shareholders pursuant to the Investor Rights Agreement, including any Class A Ordinary Shares acquired as a result of the vesting of restricted stock units.

“management” or our “management team” means the officers of the Company.

“Merger Sub” means Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands.

“Merger Sub Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of Merger Sub.

“Mergers” means the First Merger and Second Merger.

“Non-Redeeming Shareholders” means Genome, Gannett Peek and the XP Non-Redeeming Shareholder.

“Non-Redemption Agreements” means (i) in the case of Genome and Gannett Peek, certain shareholder non-redemption agreements, dated as of July 5, 2022, as amended from time to time by HPX, the Company and such Non-Redeeming Shareholders, under which, among other things, such Non-Redeeming Shareholders have agreed to vote in favor of any extension of the deadline for HPX to complete its initial business combination and the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and agreed not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares that such shareholder holds of record or beneficially, and (ii) in the case of the XP Non-Redeeming Shareholder, the XP Non-Redemption Agreement.

“NYSE American” means NYSE American LLC.

“Omnibus Incentive Plan” means the 2023 omnibus equity incentive plan of the Company.

“Opportunity Agro Fund” means Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior.

“Ordinary Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares, collectively.

“PCAOB” means the Public Company Accounting Oversight Board.

“PFIC” means passive foreign investment company as defined in the Internal Revenue Code of 1986, as amended.

“PIPE Financing” means the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors have collectively committed to subscribe for and purchase an aggregate of 11,150,000 Class A Ordinary Shares on the terms and conditions otherwise described herein.

“PIPE Investors” means the investors (including Opportunity Agro Fund and Cygnus) participating in the PIPE Financing, collectively.

“Private Warrants” means the Warrants issued to the Sponsor on a private placement basis in exchange for the HPX Private Warrants, which may be held by the Sponsor or any permitted transferees (as defined in the Warrant Agreement), and which are subject to certain particular terms and provisions with respect to their transfer and redemption.

“Public Warrants” means the outstanding and unexercised Warrants originally issued as public warrants of HPX in the HPX IPO and converted into Warrants in connection with the Business Combination.

“real,” “reais” or “R$” means Brazilian real, the official currency of Brazil.

“Rule 144” means Rule 144 under the Securities Act.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Seacor” means SEACOR Holdings Inc., a Delaware corporation.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Deed of Debentures” means the deed of debentures governing the Second Issuance of Debentures, dated as of September 16, 2022, entered into by and among Emergencia, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários, as trustee, and Ambipar, as guarantor.

“Second Effective Time” means the time at which the Second Merger became effective.

“Second Extension” means the second extension of the deadline by which HPX should complete its initial business combination from November 20, 2022 to March 31, 2023.

“Second Issuance of Debentures” means the issuance by Emergencia, on September 20, 2022, of an aggregate principal amount of R$250.0 million in a single series of 250,000 unsecured, non-convertible debentures due September 20, 2028, pursuant to the Second Deed of Debentures.

“Second Merger” means the merger of Merger Sub with and into the Company pursuant to the Business Combination Agreement, with the Company as the surviving entity.

“Securities” means the Ordinary Shares and the Warrants.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Sponsor” means HPX Capital Partners LLC, a Delaware limited liability company.

“Sponsor Letter Agreement” means the letter agreement, dated as of July 5, 2022, by and among the Sponsor, HPX, the Company, Ambipar and the Insiders, pursuant to which, among other things, the Sponsor and the Insiders agreed to effectuate the Sponsor Recapitalization, vote all of their Founder Shares in favor of the Business Combination, the related transactions contemplated pursuant thereto and any extension of the deadline for HPX to complete its initial business combination and to take certain other actions in support of the Business Combination Agreement and related transactions and any extension.

“Sponsor Recapitalization” means, pursuant to the Sponsor Letter Agreement and immediately prior to the consummation of the First Merger, the exchange and conversion of (i) 6,245,000 Founder Shares held by the Sponsor for 1,836,100 HPX Class A Ordinary Shares, (ii) 7,060,000 HPX Private Warrants held by the Sponsor for 676,707 HPX Private Warrants, and (iii) 60,000 Founder Shares held by the Insiders (20,000 held by each) for an equal number of HPX Class A Ordinary Shares.

“Subscription Agreements” mean, collectively, those certain subscription agreements entered into by the PIPE Investors.

“Trademark Licensing Agreement” means the trademark licensing agreement, dated as of the Closing Date, by and between Ambipar and Emergencia, under which Ambipar formally granted Emergencia, its subsidiaries and controlling shareholder with a non-exclusive, non-assignable, non-sublicensable and non- transferable license to use the trademarks “Ambipar Response,” “Grupo Ambipar” and “Ambipar” in any country or territory where Emergencia and its affiliates operate and do business, for an indefinite period of time.

“U.S. dollars,” “US$” and “$” means United States dollars, the legal currency of the United States.

“U.S. GAAP” means United States generally accepted accounting principles.

“Voting and Support Agreement” means the voting and support agreement, dated as of July 5, 2022, by and between Ambipar and HPX.

“Warrant Agreement” means the warrant agreement dated as of July 15, 2020, governing the outstanding Warrants.

“Warrants” means the warrants issued by the Company, each entitling the holder thereof to purchase one Class A Ordinary Share at an exercise price of $11.50 per share.

“Witt O’Brien’s” means Witt O’Brien’s, LLC, a Delaware limited liability company, and its subsidiaries, taken as a whole.

“WOB Acquisition” means the purchase by Ambipar USA from the WOB Sellers of all issued and outstanding membership interests in Witt O’Brien’s, LLC for cash in accordance with the WOB SPA.

“WOB Sellers” means ORM Holdings Inc., a Delaware corporation, and ORM Holdings II LLC, a Delaware limited liability company.

“WOB SPA” means the purchase and sale agreement by and among the WOB Sellers, Seacor and Ambipar USA, dated as of September 13, 2022, in connection with the WOB Acquisition.

“XP Non-Redeeming Shareholder” means Trend HPX SPAC FIA IE, represented by its investment manager XP Allocation Asset Management Ltda.

“XP Non-Redemption Agreement” means a certain non-redemption agreement, dated as of July 5, 2022, by HPX, the Company and the XP Non-Redeeming Shareholder, pursuant to which, among other things, (i) the XP Non-Redeeming Shareholder agreed to vote in favor and not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares of which it is the record and beneficial owner in connection with any extension of the deadline for HPX to complete its initial business combination sought on or prior to July 15, 2022 and (ii) the Company agreed to issue to the XP Non-Redeeming Shareholder one fourth of a Warrant and 0.044 Class A Ordinary Share, in each case on or promptly following the Closing, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX Extraordinary General Meeting, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX Extraordinary General Meeting. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option.

Financial Statement Presentation

The Company

The Company was incorporated by Ambipar under the laws of the Cayman Islands on May 3, 2022 for the purpose of effectuating the Business Combination. Prior to the Business Combination, the Company had no material assets and did not operate any businesses. Accordingly, no financial statements of the Company have been included in this annual report. The Business Combination resulted in (i) the merger of the blank check company, HPX, with and into the Company, with a conversion of the shares and warrants issued by HPX into those of the Company, and immediately thereafter, (ii) the merger of Merger Sub with and into the Company, with a conversion of the shares issued by Merger Sub into those of the Company. Following the Business Combination, Emergencia became a wholly-owned subsidiary of the Company.

HPX did not meet the definition of a “business” pursuant to IFRS 3 as it was an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination did not qualify as a “business combination” within the meaning of IFRS 3, Business Combinations; rather, the Business Combination was accounted for as a capital reorganization in accordance with IFRS 2, Share- Based Payments.

Emergencia

As a result of the Business Combination being accounted for as a capital reorganization, Emergencia was deemed to be the accounting predecessor of the Company. The accounting predecessor has a direct voting interest or a variable interest in all of our direct and indirect subsidiaries’ activities and operations that result in revenues, expenses, assets and liabilities.

The audited consolidated financial statements of Emergencia as of December 31, 2022 and December 31, 2021 and for each of the three years ended December 31, 2022 are included in this annual report.

We maintain our books and records in Brazilian reais, the functional currency of our operations and the presentation currency for our audited consolidated financial statements. Unless otherwise noted, the financial information presented herein has been derived from our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years ended December 31, 2022, together with the accompanying notes thereto, prepared in accordance with IFRS as issued by IASB and included elsewhere in this annual report, or our audited consolidated financial statements.

Certain amounts and percentages included in this annual report have been rounded for ease of presentation. Percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. The tables included in this annual report may not total due to rounding.

Important Information About GAAP and Non-GAAP Financial Measures

To evaluate the performance of our business, our management relies on both our results of operations recorded in accordance with IFRS and certain non-GAAP financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), EBITDA Margin, Return on Invested Capital (“ROIC”), Free Cash Flow and Cash Conversion Rate. Management believes that these measures provide investors with a supplemental measure of the operating performance and financial results of our core operations that facilitates period-to-period comparisons on a consistent basis. These measures are not defined or calculated under principles, standards or rules that comprise IFRS or U.S. GAAP and have important limitations as analytical tools. Accordingly, the non-GAAP financial measures we use and refer to should not be viewed as a substitute for our audited consolidated financial statements prepared and presented in accordance with IFRS or any other performance measure derived in accordance with IFRS, and we encourage you not to rely on any single financial measure to evaluate our business, financial condition or results of operations.

Our definition of EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate are specific to our business and you should not assume that these definitions are comparable to similarly titled financial measures of other companies. These financial measures should be viewed as supplemental to, and not substitutive for, our audited consolidated financial statements included elsewhere in this annual report. Because this financial information is not prepared in accordance with IFRS, you are cautioned not to place undue reliance on this information.

For a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, see “Item 5.A. Operating and Financial Review and Prospect—Operating Results—Non-GAAP Financial Measures—Reconciliation of Non-GAAP Financial Measures.”

EBITDA and EBITDA Margin

We calculate EBITDA as profit (loss) for the year plus income tax and social contribution plus net finance cost/revenue plus depreciation and amortization expenses, in each case for the relevant year.

Management believes that EBITDA is a useful indicator of our operating performance because it evidences the results deriving directly from our core activities and improves comparability with our performance over time. Also, management believes that EBITDA is a useful indicator of our capacity to comply with our obligations and obtain financing for our investments and working capital.

We calculate EBITDA Margin as EBITDA for the relevant year divided by net revenue for the relevant year. Management believes that EBITDA Margin is a useful indicator of the performance of our core activities, in relative terms.

Although EBITDA and EBITDA Margin are commonly used as a measure of operating performance, definitions of EBITDA and EBITDA Margin differ, and our computation of EBITDA and EBITDA Margin may not be comparable to other similarly titled measures of other companies.

ROIC

We calculate ROIC as net operating profit after tax for the relevant year divided by invested capital.

We define net operating profit after tax as operating profit for the relevant year minus income tax adjustment. Income tax adjustment is defined as operating profit for the relevant year multiplied by our effective tax rate for the relevant year, the numerator of which is income tax and social contribution and the denominator of which is profit before tax. We define invested capital as total shareholders’ equity minus goodwill minus intangibles assets plus current and non-current loans and financing plus debentures plus non- current related party loans liabilities plus current and non-current obligations from acquisition of investment plus dividend payable minus cash and cash equivalents minus non-current related party loans assets. Management believes ROIC is a meaningful measure because it measures capital efficiency by quantifying how well we generate operating profit relative to the capital that has been invested in our business and illustrates the profitability of a business or project taking into account the capital invested. Management uses ROIC to assist them in capital resource allocation decisions and in evaluating business performance.

Although ROIC is commonly used as a measure of capital efficiency, definitions of ROIC differ, and our computation of ROIC may not be comparable to other similarly titled measures of other companies.

Free Cash Flow and Cash Conversion Rate

We calculate Free Cash Flow as EBITDA for the relevant year minus change in working capital minus acquisition of property, plant and equipment and intangible assets. Change in working capital is calculated as the sum of changes in current assets and liabilities affecting the cash generated from operating activities in the statements of cash flow. Management believes that Free Cash Flow, which measures the ability to generate additional cash from business operations, is an important financial measure for use in evaluating our financial performance and ability to reduce debt, fund acquisitions and fund growth initiatives.

We calculate Cash Conversion Rate as Free Cash Flow for the year divided by EBITDA for the year. Management believes that Cash Conversion Rate is a useful indicator of our cash generation and efficiency in converting our operating profit into cash.

Our calculation of Free Cash Flow and Cash Conversion Rate may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.

Industry and Market Data

In this annual report, we present industry data, forecasts, information and statistics regarding the markets in which we compete as well as our analysis of statistics, data and other information that we have derived from third parties, including independent consultant reports, publicly available information, various industry publications and other published industry sources. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. While we have compiled, extracted, and reproduced industry data from these sources, we have not independently verified the data. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Such information is supplemented where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and other sections of this annual report.

While we believe that the market data, industry forecasts and similar information included in this annual report are generally reliable, such information is inherently imprecise and the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report. See “Cautionary Note Regarding Forward-Looking Statements.” In addition, assumptions and estimates of our future performance and growth objectives and the future performance of our industry and the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors.

Certain market, ranking and industry data included elsewhere in this annual report, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates by us. These estimates have been derived from management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, third-party industry publications and sources in the markets in which we operate and other publicly available information, and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this annual report is an approximation. References herein to Emergencia being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our results as compared to the results made available by our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

This annual report contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM © or ® symbols, but we will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

None of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. We have not sought or obtained the consent of any of these sources to include such market data in this annual report.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” and are not required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. If some investors find our Securities less attractive as a result, there may be a less active trading market for our Securities and the prices of our Securities may be more volatile.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the Closing of the Business Combination or (b) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time), and (2) the date on which (x) we are deemed to be a large accelerated filer, which means that the market value of our Class A Ordinary Shares held by non-affiliates exceeds $700 million as of the prior June 30th, or (y) the date on which we have issued more than $1.0 billion in nonconvertible debt during the prior three-year period.

Part I

Item 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.KEY INFORMATION

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

The following risk factors apply to the business and operations of the Company. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, financial condition and prospects of the Company. You should carefully consider the risks and uncertainties described below, together with all of the other information in this annual report, including the sections titled “Cautionary Note Regarding Forward-Looking Statements,” and “Item 5. Operating and Financial Review and Prospects,” and our audited consolidated financial statements and accompanying notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, or which are not identified because they are generally common to businesses, may also become important factors that adversely affect our business. If any of these risks actually occurs, alone or in combination with other events or circumstances, our business, financial condition, results of operations, future prospects and reputation could be materially and adversely affected.

Unless the context otherwise requires, all references in this subsection to “we,” “us,” “our” or the “Company” refer to (i) Emergência Participações S.A. and its subsidiaries prior to the consummation of the Business Combination and (ii) Ambipar Emergency Response and its subsidiaries following the consummation of the Business Combination.

Risks Relating to Our Business and Industry

Our inorganic growth strategy, including through international expansion, subjects us to a variety of risks that could adversely affect our operations and revenues.

As part of our strategy to expand our operations in Brazil, North America and other jurisdictions, we acquire and invest in businesses that are complementary to ours, including through strategic mergers and acquisitions or investments. In 2020, we acquired the U.S. companies Allied International Emergency, LLC, One Stop Environmental LLC, Intracoastal Environmental LLC and Custom Environmental Services, Inc. In 2021, we acquired Orion Environmental Services Ltd., in Canada, Enviroclear Site Services Limited, in the United Kingdom, Controlpar Participações S.A., in Brazil, and Lehane Environmental and Industrial Services Limited, in Ireland, among other acquisitions. In 2022, we acquired First Response Inc., Graham Utility Hydrovac Services and Ridgeline Canada Inc., in Canada; Dracares Apoio Marítimo e Portuário Ltda., Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda. and CTA Serviços em Meio Ambiente Ltda., in Brazil; and Witt O’Brien’s in the United States, among other acquisitions.

The successful execution of mergers and acquisitions is a critical element of our global expansion strategy. We may incur significant transaction costs for the acquisition or incorporation of companies or assets and, even so, we may not be able to complete such transactions or, if we manage to complete them, they may not generate the expected benefits. In addition, we may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain any required financing or governmental licenses, findings of suitability, registrations, permits and approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all, and in accordance with regulatory requirements. We may decide to pursue acquisitions with which our investors may not agree and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. We also cannot guarantee that we will be able to identify successful acquisition candidates or that we will be successful in consummating of any acquisitions. See “— Competition in the acquisition targets and consolidation in our sector may limit our ability to grow through acquisitions.”

Any acquisition or investment involves a series of risks and challenges that could adversely affect our business, including due to the failure of such acquisition to contribute to our business strategy or improve our image. As a result, we may not be able to generate the expected returns and synergies from our investments. In addition, the amortization of acquired intangible assets may decrease our net income and the distribution of dividends to our shareholders.

We may also face challenges in integrating acquired companies, which could result in the diversion of our capital and our management’s attention to other business problems and opportunities. In this regard, we may not be able to create and implement uniform and effective controls, procedures and policies, and we may incur in additional costs for the integration of systems, people, distribution methods or operating procedures. In addition, we may not be able to integrate technologies from acquired businesses or retain customers, executives and key employees of the acquired businesses.

We may acquire the control of companies that have significant minority investors, or become minority investors in certain transactions. In such cases, our ability to effectively control and manage the business may be limited.

We may face successor liability for contingencies and damages arising from our acquisitions that have not been identified prior to the relevant acquisition and may not be sufficiently indemnified under the terms of the applicable acquisition agreement.

Our strategy of growing through acquisitions subjects us to potential successor liability risk with respect to legal claims incurred by target companies prior to our acquisition of their businesses. We may face liabilities for contingencies and the obligation to indemnify relating to, among other matters, (1) legal and/or administrative proceedings of the acquired company, including civil, regulatory, labor, tax, social security, environmental and intellectual property proceedings and (2) financial, reputational and technical issues, including those related to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters. These contingencies may not have been identified prior to the acquisition and may not be sufficiently indemnified under the terms of the acquisition agreement, which could have an adverse effect on our business and financial condition. Generally, in connection with acquisitions we often only conduct a limited due diligence prior to the closing of the acquisition. This practice increases the risk that after closing of the respective transaction certain risks or contingencies materialize that were not previously identified and which may adversely affect the acquired entity, the integration of the asset and us. Furthermore, although we endeavor to accurately estimate and limit environmental liabilities presented by the businesses or facilities to be acquired, some liabilities, including ones that may exist only because of the past operations of an acquired business or facility, may prove to be more difficult or costly to address than we then estimate. It is also possible that government officials responsible for enforcing environmental laws may believe that an environmental liability is more significant than we then estimate, or that we will fail to identify or fully appreciate an existing liability before we become legally responsible to address it. See “— Failure to comply with socio-environmental laws and regulations, including with respect to the handling of hazardous waste, may adversely affect our business.”

Some purchase and sale agreements provide for caps and other restrictions on the liability of sellers for any contingencies and liabilities arising from the sale, which may, for example, be limited to representations and warranties made by the seller in the purchase and sale agreement, among others. Any indemnities that we receive or may receive from sellers of acquired companies may not be sufficient to protect or offset legal claims and liabilities or may not be fulfilled.

Unidentified pre-closing contingencies may lead us to negotiate a security package that does not cover the entire risk exposure of the business. In addition, we cannot ensure that any negotiated guarantees will be sufficient to cover future materialized contingencies, as these guarantees may have been used to pay other contingencies. Any collateral granted in our favor in the context of business acquisition may perish, depreciate or be affected in the event of insolvency or the existence of creditors who have preference over our right to indemnity and there may be no obligations of reinforcement or replacement of such guarantees.

We may be involved in legal disputes against the sellers regarding the risk allocation for these contingencies, which could increase our costs and turn into losses if we are not successful. We are also subject to tax authorities questioning corporate reorganizations. The tax authorities have already questioned and may question in the future tax benefits achieved as a result of corporate reorganizations and may disallow the tax benefits we claimed in a given year, charging the total amount due plus late payment interest and fines according to applicable legislation.

Some companies we acquire may not deliver the expected result according to our financial and business expectations and, as a result, we may decide to dispose of some of our assets. However, we cannot guarantee that, in the event of disposals of assets, they will be adequately priced by the market and potential buyer, which could lead to accounting and financial losses on the sale. We may also be subject to having to respond for contingencies due to the divested asset, negatively affecting our provisions, results, cash and reputation.

Any of the above factors could adversely affect us, including our reputation, which would reduce acquisition-related benefits and cause material harm to our financial condition and future business.

Competition in the acquisition targets and consolidation in our sector may limit our ability to grow through acquisitions.

Competition for targets and consolidation in the emergency response services sector may lead to a reduction in the number of strategic companies available for acquisition and reduce the likelihood of our success in implementing our M&A strategy. Other companies have adopted or may adopt a similar strategy for the acquisition and consolidation of regional and local businesses, and may accept terms and conditions or assessments that we consider inappropriate. As competition increases, it may become impracticable to make new acquisitions or we may not be able to locate or acquire companies at suitable price levels or on other terms and conditions that we consider appropriate, particularly in markets that we do not yet serve. Furthermore, our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our equity unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy. Fewer or less attractive acquisition opportunities could impact our inorganic growth and have an adverse effect on our business, financial condition and results of operations.

Our growth depends largely on our ability to successfully execute our M&A strategy. We may not realize the expected benefits from recent or potential future acquisitions or may incur significant expenses in connection therewith, which could adversely affect our results of operations and financial condition.

The success of an acquisition or investment will depend on our ability to make accurate assessments with respect to operations, growth potential, integration and other factors related to that business. Accordingly, we cannot guarantee that our acquisitions or investments will produce the results we expect when we enter into or complete a particular transaction. Our ability to continue to expand our business through acquisitions depends on several factors, including: (i) our ability to identify and assess opportunities, negotiate favorable terms and close potential target acquisitions; (ii) our ability to obtain funds to finance such transactions on favorable terms; and (iii) our ability to successfully integrate acquired businesses.

Expected benefits from recent acquisitions are necessarily based on projections and assumptions, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the expected benefits and synergies will depend on successfully and efficiently integrating the businesses and operations of the newly acquired companies. We may encounter the following significant risks and challenges in integrating and recognizing expected benefits from recent acquisitions:

●	potential interruption or reduction in the growth of our business, due to the diversion of management’s attention to tasks related to the integration of the acquired companies and uncertainty about our management’s relationship with the management of the acquired companies;
●	disputes with the former owners of the acquired companies, including owners who remain as minority shareholders of the acquired companies, which can result in increased legal expenses, management distraction and the risk that we suffer an adverse judgment if we are not the prevailing party in the dispute;
●	difficulties in coordinating and integrating research and development teams on technologies and products to improve product development while reducing costs;
●	difficulties in consolidating and integrating enterprise information technology, financial and administrative infrastructures, and integrating and harmonizing business and other back-office systems, which may be more difficult than anticipated;
●	difficulties related to entry into jurisdictions with which we have limited or no prior experience, including due to having to operate in other languages, manage different types of currency, billing, and contracting needs, and comply with new laws and regulations, including labor laws and privacy laws that in some cases may be more restrictive on our operations than laws presently applicable to our business, and the potential of increased competition with new or existing competitors as a result of such acquisitions;

●	complications in our financial statements as a result of acquiring businesses whose operations require the application of revenue recognition or other accounting methodologies, assumptions, and estimates that are different from those we use in our current business, which could expose us to additional accounting and audit costs, and increase the risk of accounting errors;
●	significant cash expenses and accounting charges and significant amount of goodwill and other intangible assets, which may be subject to impairment based on future adverse changes in our business or prospects, including our inability to recognize the anticipated benefits of the transaction;
●	insufficient internal controls from acquired businesses that we must remediate, and the need to modify or enhance our own internal controls, in each case resulting in increased administrative expense and risk that we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act going forward, resulting in late filing of Exchange Act reports, loss of investor confidence, regulatory investigations and litigation;
●	difficulties in coordinating sales and marketing efforts to effectively position our capabilities and drive product development;
●	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the businesses of the newly acquired companies with ours;
●	retention of employees, suppliers and other key partners of newly acquired companies;
●	difficulties in anticipating and responding to actions that may be taken by competitors in response to our acquisitions; and
●	the assumption of successor liability and exposure to unknown or contingent liabilities of newly acquired companies, in particular companies we acquire without conducting a comprehensive due diligence process.

If we do not successfully manage these issues and other challenges that may inherently arise in the integration of the acquired businesses, we may not achieve the expected benefits of the acquisitions made and incur in unforeseen expenses, contingencies and succession responsibilities. As a result, our results of operations may be materially and adversely affected.

The use of cash and significant indebtedness in connection with financing acquisitions could adversely impact our liquidity, limit our flexibility to respond to other business opportunities and increase our vulnerability to adverse economic and operating conditions.

Our recent acquisitions were financed by cash and cash equivalents, in addition to indebtedness through the issuance of Debentures and the entry into the IBBA Loan Agreement, and we expect to fund future acquisitions in a similar manner. The use of available cash to finance recent acquisitions may reduce our liquidity, which may reduce the availability of our cash flow for working capital needs, dividends and capital expenditures or to pursue other potential strategic plans, which may affect our growth strategy and adversely affect our business and operating results. Borrowing to fund any cash purchase price would result in increased fixed obligations and could also include covenants or other restrictions that would impair our ability to manage our operations. See “—We may not be able to raise sufficient funds to implement our business plan, renew our existing lines of credit or access new financing facilities on attractive terms or at all, which could have a material adverse effect on us.”

We may be unable to comply with the financial and operating covenants set forth in the deeds governing our Debentures and certain financing agreement.

On February 15, 2022, Emergencia issued R$335.5 million in principal amount of a single series of 335,500 unsecured, non-convertible debentures due February 15, 2028 (the “First Issuance of Debentures”), pursuant to the deed of debentures dated as of February 11, 2022, entered into by and among Emergencia, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários (“Oliveira Trust”), as trustee, and Ambipar and Environmental ESG Participações S.A., as guarantors (the “First Deed of Debentures”). On September 20, 2022, Emergencia issued R$250.0 million in principal amount of a single series of 250,000 unsecured, non- convertible debentures due September 20, 2028 (the “Second Issuance of Debentures”), pursuant to the deed of debentures dated as of September 16, 2022, entered into by and among Emergencia, Oliveira Trust, as trustee, and Ambipar, as guarantor (the “Second Deed of Debentures,” and together with the First Deed of Debentures, the “Deeds of Debentures”). In addition, on August 26, 2022, our subsidiary Ambipar USA, as borrower, and Emergencia, as guarantor, entered into a $90.0 million loan agreement with Itau BBA International PLC, as lender (the “IBBA Loan Agreement”). The Deeds of Debentures and the IBBA Loan Agreement limit in certain circumstances, among other things, the extent to which we can:

●	pay dividends and interest on equity or make other distributions to our stockholders;
●	purchase or redeem capital stock;
●	sell assets;
●	consolidate or merge with or into other companies or transfer all or substantially all of its assets; and
●	carry out corporate restructurings; and
●	undertake a change of control.

As a result of these covenants, we may not be able to respond to changes in business and economic conditions and to obtain additional financing, if needed, and we may be prevented from engaging in transactions that might otherwise be beneficial to us.

The Deeds of Debentures and the IBBA Loan Agreement require, and our future debt instruments may require, us to maintain under certain circumstances certain financial ratios and satisfy certain other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not be able to meet those tests. The breach of any of these covenants could result in a default under our outstanding or future debt. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under such debts, including accrued interest or other obligations, to be immediately due and payable. If amounts outstanding under such debts were accelerated, our assets might not be sufficient to repay in full those debts.

The Deeds of Debentures and the IBBA Loan Agreement also contain cross-default and cross- acceleration provisions. Under these provisions, a default or acceleration under one instrument governing our debt may constitute a default under our other debt instruments that contain cross-default and cross-acceleration provisions, which could result in the related debt and the debt under such other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds might not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell assets and otherwise curtail operations to pay our creditors. The proceeds of such a sale of assets or curtailment of operations might not enable us to pay all of our liabilities.

Difficulties in managing our liquidity risk may adversely affect our financial and operating performance and limit our growth.

Liquidity, i.e., ready access to funds, is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to generate sufficient cash flows from operations, to liquidate assets or obtain adequate funding. Our liquidity may be impaired by an inability to collect accounts receivable or any recoverable balances in a timely manner, an inability to sell assets or redeem investments, unforeseen outflows of cash or large claim payments, or an inability to access credit from banks or debt investors.

Our access to funding sources in amounts adequate to finance our activities or on acceptable terms could be impaired by factors that affect us specifically or the emergency response industry or economy in general. Factors that could detrimentally impact access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which we offer our products and services, operational problems that affects us, our customers, suppliers or third parties, or even the perception among market participants that we, or other market participants, are experiencing greater liquidity risk.

Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences.

Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our financial condition and results of operations, and could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.

We may not be able to raise sufficient funds to implement our business plan, renew our existing lines of credit or access new financing facilities on attractive terms or at all, which could have a material adverse effect on us.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products and services, enhance our technology, scale and improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity, debt or convertible debt financings to secure additional funds.

Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, markets conditions, our credit rating, and other factors.

If we raise additional funds by issuing equity securities or securities convertible into equity securities, our shareholders may experience significant dilution of their ownership interests and the per share value of our Ordinary Shares may decline. Debt financing, such as credit facilities or corporate bonds, may require us to agree to covenants restricting our operations or our ability to incur additional debt. Debt financing may also require security arrangements including cash collateral agreements that restrict the availability of cash held as collateral. Any of those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt. In addition, future equity financing or replacement or refinancing of any debt financings may not be available on terms favorable to us or our shareholders, or at all.

In addition, there is no assurance that the holders of the Warrants will elect to exercise any or all of the Warrants, which could impact our liquidity position. Whether warrantholders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the Class A Ordinary Shares, the last reported sales price for which was $6.90 per share on May 11, 2023. Subject to the terms and conditions of the Warrant Agreement, each Warrant is exercisable for one Class A Ordinary Share at an exercise price of $11.50. Therefore, if and when the trading price of the Class A Ordinary Shares is less than $11.50, we expect that warrantholders would not exercise their Warrants. We could receive up to an aggregate of approximately $186.1 million if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the warrantholders exercise the Warrants. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity on March 3, 2028, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash to continue to fund our operations. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may be unable to pursue certain business opportunities and our ability to continue to support our business growth and to respond to business challenges or unforeseen circumstances could be impaired and our business may be harmed.

Our emergency response services are subject to operational and security risks, including as a result of the handling of hazardous substances, and any accidents that occur during the performance of our services may expose us to significant civil, labor, environmental and criminal liabilities and adversely affect our business, results of operations, financial condition and reputation.

The provision of emergency response services to our customers involves operational risks such as equipment defects or malfunctions, problems in training professionals, failures and natural disasters, which can result in the release of hazardous materials, accidents involving our employees, or the need to shut down or reduce the operation of our facilities while corrective actions are taken. Our employees generally work in potentially dangerous conditions, which exposes us to possible liability, in line with applicable occupational safety standards, for personal injury and other accidents, business interruptions and the damage or destruction of property. Our equipment and vehicle training and maintenance programs may not be adequate to cover all of our potential liability, as well as to prepare our professionals to perform the necessary activities during the provision of customer service without causing damage or accidents. For example, we operate in the handling of hazardous waste and other dangerous substances from different sources. Although we seek to minimize our exposure to operational risks through comprehensive training, compliance and response and recovery programs, including internal safety protocols in accordance with the applicable legal and regulatory requirements, we cannot guarantee that irregularities will not arise or that external factors will not cause accidents. Fires or other incidents involving our team in the provision of emergency response services can cause our reputation to be questioned and subject us to the filing of lawsuits and administrative proceedings and launch of regulatory investigations against us, with possible imposition of fines or other penalties. Further, a major operational failure, even if suffered by a competitor, may bring enhanced scrutiny and regulation of our industry, with a corresponding increase in operating expense.

In addition, some contracts entered into with customers allocate the responsibility for damages caused by irregularities committed during the execution of activities to us, thus increasing our liability exposure.

Any accidents that occur during the performance of our services may damage our reputation and result in significant costs and, consequently, adversely affect our business, financial condition and results of operations.

Our market is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.

The environmental and industrial field services industry is highly competitive. Competition is primarily based on geographic location, breadth of services, quality and reliability of operations, brand recognition and reputation, customer support, and price. We face direct competition from large multinational companies as well as numerous regional and local companies across our geographic markets. Competition is likely to exist in new locations to which we may expand in the future. Some of these competitors may have greater financial and operational resources, strategic geographic locations, advanced technology, may provide service offerings that we do not provide, and may have flexibility to reduce prices or other competitive advantages that could make it difficult for us to compete effectively. We may also face competition from new entrants, including competitors employing new or alternative technologies.

Our revenue derives mainly from contract renewals and new contract signings. We may be unable to renew contracts at historical price levels or at all or to obtain additional contracts at historical rates or at all as a result of competition. We may also elect to exit or not participate in low margin customer relationships. Price reductions or our inability to increase prices could significantly and adversely affect our results of operations.

If we were to lose market share or if we were to lower prices to address competitive issues, it could negatively impact our financial condition, results of operations and cash flows.

Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.

Uncertainty and negative trends in general economic conditions, including recessions or fear of recessions and significant tightening of credit markets, may create a difficult operating environment for our industry and the industry of our customers. Our business is dependent upon activity levels in cyclical industries, such as chemical and petrochemical. Challenges our customers may face, such as low demand for their products and services, willingness or capacity of their customers to make payment on obligations, or the returns on other assets, may affect us. If these cyclical industries slow significantly as a result of recessionary conditions, the business we receive from them would likely decrease. A weak economy generally results in lower activity levels and a decline in infrastructure, construction and demolition projects, which could negatively affect demand for our services. Consumer uncertainty and the loss of consumer confidence may also decrease overall economic activity and thereby reduce demand for the services we provide. Further, a challenging economic environment may cause some of our customers to suffer financial difficulties and ultimately to be unable or unwilling to pay amounts owed to us. A decline in industrial projects may also result in increased competitive pricing pressure and increased customer turnover, resulting in lower revenue and increased operating costs.

In addition, many factors, including factors that are beyond our control, may impact our results of operations or financial condition and our overall success by affecting our access to capital. These factors include recessions or fear of recessions, interest rates, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war, terrorism, catastrophes and pandemics. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our offering.

General worldwide economic conditions have experienced significant instability in recent years including the recent global economic uncertainty and financial market conditions caused by the COVID-19 pandemic and the current war between Russia and Ukraine. See “— The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict” and “—We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.”

In response to the economic impacts and disruptions associated with COVID-19, governments around the world, including in the United States, provided significant fiscal and monetary stimuli, which have had the effect, among other things, of supporting overall levels of employment, consumer spending and savings levels, and the ability of consumers to service their debt. The wind-down of these stimulus programs may adversely affect economic conditions, which may negatively impact our growth, revenues and profitability. In addition, the United States has recently experienced historically high levels of inflation. According to the U.S. Department of Labor, the annual inflation rate for the United States reached approximately 9.1% for June 2022 and slowed to 6.0% for February 2023. Rising inflation may create an escalation in our operating costs, including employee compensation and general corporate expenses, which could reduce cash flow and operating income. As of the date of this annual report, we have not experienced material impacts to our business performance from inflationary pressure.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank failed and was taken into receivership by the Federal Deposit Insurance Corporation; on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership; the following week, a syndicate of U.S. banks infused $30 billion in First Republic Bank; and later that same week, the Swiss Central Bank provided $54 billion in covered loan and short-term liquidity facilities to Credit Suisse Group AG, all in an attempt to reassure depositors and calm fears of a banking contagion. Our ability to effectively run our business could be adversely affected by general conditions in the global economy and in the financial services industry. Various macroeconomic factors could adversely affect our business, including fears concerning the banking sector, changes in inflation, interest rates and overall economic conditions and uncertainties. A severe or prolonged economic downturn could result in a variety of risks, including our ability to raise additional funding on a timely basis or on acceptable terms. A weak or declining economy could also impact third parties upon whom we depend to run our business. Increasing concerns over bank failures and bailouts and their potential broader effects and potential systemic risk on the banking sector generally and on the emergency response industry and its participants may adversely affect our access to capital and our business and operations more generally. Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general.

We cannot predict the timing, strength or duration of any economic slowdown or recovery. In addition, even if the overall economy is robust, we cannot assure you that the market for services such as ours will experience growth or that we will experience growth.

If there is an economic downturn that affects our current and prospective customers, or if we are unable to address and mitigate the risks associated with any of the foregoing, our business, financial condition and results of operations could be adversely affected.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, Russian military forces launched a full-scale military invasion of Ukraine, and since then there has been continued sustained conflict and disruption in the region. Although the length and further impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led and may continue to lead to market disruptions, including significant volatility in commodity prices (in particular oil and gas), credit and capital markets, increase in our energy and other input costs, and supply chain interruptions for some of our and our customers’ equipment and vehicles’ components, including as a result of uncertainties with regard to Russia’s production and export of oil and gas, aluminum and other materials. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

In response to Russia’s prior annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine, the United States, the United Kingdom, the European Union and several other countries have imposed or are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals, including an agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. These and any additional sanctions, as well as any counter responses by the governments of Russia or other jurisdictions, and prolonged unrest, intensified military activities and/or the implementation of more extensive sanctions and embargoes could lead to further regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and the global financial markets generally and reduce levels of economic activity as well as increase financial markets volatility, potentially making it more difficult for us to obtain additional funds. While we do not have any employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus, some of our customers and suppliers may have employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus which could adversely affect our business or the services being provided to us. Likewise, in recent years, diplomatic and trade relationships between the U.S. government and China have become increasingly frayed and the threat of a takeover of Taiwan by China has increased, which may also adversely affect our business or the services we provide for the same reasons.

Cybersecurity organizations in many countries have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine or the political tensions between China and Taiwan, may increase the likelihood of cybersecurity attacks. Any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures. See “— Breaches of, or significant interruptions to, our information technology systems and those of our third-party service providers or breaches of data security could adversely affect our business, reputation and financial condition.”

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this annual report.

We, our subsidiaries, affiliates, direct and indirect controlling shareholders and members of our management, or companies with which management has been involved with in the past, have been in the past and may in the future be subject to legal, administrative or arbitration disputes or investigations. Any disputes or investigations may adversely affect our results of operations, financial condition and reputation.

We, our subsidiaries, our direct and indirect controlling shareholders and members of our management are and may in the future become subject to legal, administrative or arbitration proceedings, investigations and claims regarding civil, commercial, tax, labor, socio-environmental, criminal, tort and other matters, brought against us by customers, suppliers, regulators, governmental authorities or other third-parties.

In addition, certain of our affiliates within the environmental segment of the Ambipar Group, including Ambitec S.A., as well as certain directors and executive officers of the Ambipar Group, including Mr. Tércio Borlenghi Junior and Ms. Alessandra Bessa Alves de Melo (who are chairman and member of our Board, respectively), are defendants in one or more criminal (Brazilian proceeding no. 0003361- 86.2015.8.08.0006) and civil (Brazilian proceedings no. 0003132-6.2010.4.02.5001, 0006131-88.2009.8.26.0288, 000259278.2015.8.08.0006, and 0015593-38.2012.8.08.0006) lawsuits in Brazil relating to alleged wrongdoing and improper conduct with public agents related to public bidding laws, including corruption charges, which may lead to the imposition of fines, temporary disqualifications and other criminal sanctions. Although we are not directly involved in any such proceedings, an adverse outcome could result in negative media coverage and public awareness and adversely impact our reputation and the price of our Securities.

We cannot guarantee that the results of any such proceedings, investigations and claims will be favorable to us or any such other defendants, as applicable, or that the liabilities arising from them will be adequately provisioned. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation and restrict the conduct of our business, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us for which we are uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

Losses not covered by insurance policies or that exceed the respective indemnity limits, as well as failure to renew insurance policies under conditions favorable to us, may have an adverse effect on our business.

Our operations involve high-risk services and may subject us to liability claims by employees, contractors or other third parties, including as a result of accidents that may occur at our units or at customers’ sites. While we currently maintain insurance in connection with our business, including, among other coverages, employment practices liability insurance, civil liability insurance, property damage insurance, and machinery and equipment insurance, these insurance policies are subject to deductibles and coverage limitations. Although we endeavor to purchase insurance coverage appropriate to our risk assessment, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages, and as a result, we cannot guarantee that our insurance policies will be available or sufficient to cover eventual damages arising from any type of claim.

The scope and limits of such insurance may not be sufficient to cover the types or extent of claims or loss that may be incurred or received, such as cyber-attacks, wars, acts of God, force majeure or the interruption of certain activities. Even in the event of a claim covered by our policies, we cannot guarantee that payment will be made in a timely manner, or in a sufficient amount to fully offset the losses arising from such claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our financial condition, operating results and reputation. In addition, there may be risks for which we do not maintain or procure insurance coverage or for which the insurance coverage may not respond. For example, we do not maintain separate cyber liability insurance. A partially or completely uninsured claim against us, if successful and of sufficient magnitude, could have a material adverse effect on our business, financial condition and results of operations. Further, if we fail to pay an insurance premium, the insurance companies may deny reimbursements.

As we grow, our insurance coverage may not be sufficient to protect us from any loss now or in the future and we may not be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. Moreover, we cannot guarantee that we will be able to maintain insurance policies at reasonable commercial rates or on acceptable terms, or contracted with the same or similar insurance companies. Due to the variable condition of the insurance market, we may experience in the future, increased insurance retention levels and increased premiums or unavailability of insurance. Higher deductibles could result in more volatility in our results of operations as well. Any future difficulty in obtaining insurance could also impair our ability to secure future contracts, which may be conditioned upon the availability of adequate insurance coverage. Our inability to obtain and maintain appropriate insurance coverage could cause a substantial business disruption, adverse reputational impact, and regulatory scrutiny and, as a result, could have a material adverse effect on our business financial condition and results of operations.

The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict.

The global impact of the COVID-19 outbreak and measures taken to reduce the spread of the virus have had an adverse effect on the global macroeconomic environment, and have significantly increased economic uncertainty and reduced economic activity. Governmental authorities around the world, including in Brazil, have taken measures to try to contain the spread of COVID-19, including by implementing travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns. Additionally, many businesses voluntarily chose to temporarily close their operations. These measures influenced the behavior of the population in general and our customers, in particular, resulting in a sharp drop or halt in the activities of companies in various sectors around the world, including the sectors in which our principal customers operate, as well as in a drastic reduction in consumption, and contributed to significant volatility in financial markets.

Currently, many restrictions have been lifted or relaxed as a result of the implementation of vaccination programs. However, despite advances in the containment of COVID-19 in 2021 and 2022, the COVID-19 pandemic remains a dynamic and continuously evolving situation with unknown short and long-term consequences that could reverse any recent improvements. For example, the spread of new strains and variants of COVID-19 could cause restrictions to be reinstated, again disrupting supply chains and economic activity at a regional or global level. Future outbreaks of COVID-19 may also require us to implement or reinstate measures to manage the risks posed by such outbreaks if and when required by government authorities, or as we determine are in the best interests of our employees, customers and business partners (such as implementing a “work from home” model, restricting employee travel, developing social distancing plans for our employees and canceling physical participation in, and sponsorship of, events, conferences and seminars), which could adversely affect our business and operations. There is no certainty that such measures would be sufficient to mitigate the risks posed by new strains and variants of COVID-19.

As of this time, our business has been resilient in light of the effects of the COVID-19 pandemic. However, we cannot predict the full long-term impact that the pandemic will still have on our customers, suppliers and other business partners and their financial condition and results of operations. If the effects of the COVID-19 pandemic persist, certain of our customers may experience future downturns or uncertainty in their own business operations or results resulting from the spread of COVID-19. As a result, our customers could seek to renegotiate existing agreements, with possible increases in defaults, which would force us to idle certain of our assets and therefore adversely affect our results of operations and financial condition. It could also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is not available. It could cause delays or disruptions in products and services provided by key suppliers and vendors, including suppliers of personal protective equipment for our employees and contractors, make us and our service providers more vulnerable to security breaches, denial of service attacks or other hacking or phishing attacks, or have other unpredictable effects. Any material adverse effect on these companies may increase our costs, including costs to address the health and safety of our employees, and our ability to obtain certain supplies or services may be limited, and therefore have a material adverse effect on us.

We may also face difficulties in obtaining new financing from financial institutions under favorable terms or renegotiating existing agreements, which may lead to cash flow restrictions that may affect our ability to comply with certain financial covenants set forth in our existing financing agreements. Any cash flow restriction or the acceleration of any of our existing financing agreements may materially affect our business, financial condition and results of operations and may also lead to the execution of guarantees under certain financing agreements, which include the fiduciary assignment of securities issued by certain of our subsidiaries.

The extent to which the COVID-19 pandemic affects our business, financial condition, results of operations or cash flows in the longer term will depend on future developments, which are highly unpredictable, including the duration and geographic distribution of the outbreak, its severity, actions to contain the virus or treat its impact and how quickly and to what extent normal economic and operational conditions may be resumed, and the extent of the impact of these and other factors on our employees, suppliers, partners and customers.

We may not be successful in renewing strategic lease agreements or at terms and conditions favorable to us.

In order to improve our customer experience with efficient and expeditious services, our facilities are located at strategic locations, which we lease from third parties, including one of our affiliates. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” If we are unable to renew the lease agreements for our facilities, which have varying terms and conditions, at reasonable prices, terms and conditions, or if we are required to relocate to areas that are not as functional, we could be subject to an interruption or delay in the provision of our services, which would adversely affect our financial condition and results of operation. In addition, the renewal of lease agreements on less favorable terms may reduce the profitability of our facilities and adversely affect our results of operations.

We have entered into lease agreements that are not registered or endorsed before a notary public, or that are not properly registered with the property registry, which may result in an obligation for us to vacate the property during the term of the lease agreement if the landlord sells the leased property and the acquirer has no interest in continuing the lease. In Brazil, where a significant number of our facilities is located, tenancy laws and regulations set forth that, if the leased property is sold to a third party during the contractual term, the acquirer is not required to respect the terms and conditions of the lease, unless (a) the lease is in for a specified length; (b) a covenant allowing the tenant to enforce the lease in the event of a sale is included in the lease agreement; and (c) the contract has been registered with the competent real estate registry office. Considering that some of our lease agreements do not meet these requirements, if our landlords decide to sell the leased properties under these agreements, the acquirers may request that we vacate the property within 90 days from the receipt of a notice to vacate.

Any failure to extend, renew or replace on acceptable terms a significant portion of our lease agreements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Breaches of, or significant interruptions to, our information technology systems and those of our third-party service providers or breaches of data security could adversely affect our business, reputation and financial condition.

We rely upon information technology networks and systems, including the information technology systems of our third-party service providers, to operate our business. Our systems include, but are not limited to, (i) the Integrated Environmental Management System (SIGA — Sistema Integrado de Gerenciamento Ambiental), a tool for operations, administrative and financial management control of environmental processes, (ii) the Environmental Management System (SGA — Sistema de Gerenciamento Ambiental), which, among other things, controls environmental licenses, conditions, deadlines and cost of licensing and presents environmental projects’ and programs’ metrics and panels, (iii) the Territory Management System (SGT — Sistema de Gerenciamento Territorial), which is used to register real estate property and landlords and control topography, reports, contracts and royalty payments; (iv) the Operating Management System (SGO — Sistema de Gerenciamento Operacional), which provides on-demand management of key performance indicators, and (v) SAP Business One, an enterprise resource planning software.

In the ordinary course of our business, we collect, process, transmit and store sensitive information, including personal information, credit information and other sensitive data of our customers, suppliers and employees. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party service providers who may receive access to our confidential information or information technology systems. Our internal computer systems, and those of third-party service providers or business partners on which we rely, and the large amounts of confidential information stored on those systems, are vulnerable to damage from physical, electronic or technical break-ins, accidental or intentional exposure of our data by employees, independent contractors, third-party service providers, customers or others with authorized access to our networks, computer viruses, malware, ransomware, unauthorized access, denial of service, “phishing attacks” and other cyberattacks, natural disasters, fire, terrorism, war, telecommunication, electrical failures or disruptive incidents that could result in actual or attempted data breaches, unauthorized access to, mishandling, misuse or disclosure of our confidential information, corruption or encryption of, or loss of sensitive or proprietary data, including personal information, or network failures or interruptions that may result in disruption of service or damaged systems.

Although we have security measures and procedures in place to mitigate risks associated with cybersecurity incidents and attacks, these security measures and procedures may not be adequate or sufficient to mitigate such risks and avoid security breaches, incidents, attacks and exposures. Cyberattacks by malicious third parties are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. Because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If our systems are damaged or cease to function properly due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively compensate, we may suffer interruptions in our ability to manage operations, and would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operation and reputation. Further, our reliance on internet technology may create additional opportunities for cybercriminals to exploit vulnerabilities. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the recent COVID-19 pandemic to their advantage.

We exercise little or no control over third party systems, which increases our vulnerability to problems with their systems. Our operations and results may be adversely affected if there is any interruption in the provision of information technology services to us, whether due to omissions, including those related to obtaining third party consent or licenses for intellectual property used in the equipment or software they manufacture or use, or failure by these service providers to fulfill their obligations to us. If we are unable to maintain or renew contracts with current service providers, we may have trouble integrating our systems with new providers, which may cause operational problems. In addition, the replacement of these service providers may not occur in a timely manner or cause failures in the transition period, which may also affect our operations. Finally, if the suppliers discontinue the services provided to us, we may suffer a material adverse effect on our operations.

Any interruption, disruption or breach of our systems or the systems of third party service providers which we rely upon could adversely affect our business operations and/or result in the loss or unauthorized access, use or disclosure of critical or sensitive confidential information or intellectual property, and could result in financial, legal, business and reputational harm to us. For example, interruptions or failures in our information technology systems caused by accidents, malfunctions or malicious acts could hinder our timely response to emergency calls, which would damage our reputation with customers. We could incur liability, the further development of our current and future products and services could be delayed and our business could be otherwise adversely affected. In addition, investigating, responding to and remediating cybersecurity incidents or theft of our intellectual property or proprietary business information may be costly and time-consuming. We do not maintain separate cyber liability insurance, and we cannot assure that any limitations of liability provisions in our contracts would protect us from potential losses for any liabilities or damages with respect to any particular claim relating to a security lapse or breach. Further, such insurance may not be available to us in the future on economically reasonable terms, or at all. See “— Losses not covered by insurance policies or that exceed the respective indemnity limits, as well as failure to renew insurance policies under conditions favorable to us, may have an adverse effect on our business.”

We are subject to risks associated with non-compliance with the Brazilian Data Protection Law and similar legislation of other countries that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.

We and our customers are subject to Brazilian and foreign privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated and confidential data. Laws and regulations governing data privacy, data protection and information security are constantly evolving and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Compliance with any additional and evolving privacy laws or regulations in Brazil or in other jurisdictions applicable to us may be costly and time-consuming.

Any perceived or actual unauthorized disclosure of personal data, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, including the personally identifiable information of our customers, suppliers, employees or third parties, could harm our reputation, impair our ability to attract and retain our clients, and subject us to claims or litigation arising from damages suffered by individuals.

The Brazilian Data Protection Law No. 13,709/2018, as amended by Law No. 13,853/2019 (Lei Geral de Proteção de Dados Pessoais, or the “LGPD”) came into force on September 18, 2020 to regulate the processing of personal data and the right to privacy and data protection in Brazil. The LGPD applies to individuals or legal entities, either private or governmental entities, that process or collect personal data in Brazil and which processing activities aim at either offering or supplying goods or services to data subjects located in Brazil or processing data of individuals located in Brazil, regardless of the individuals’ or legal entities’ country of domicile or where the data is located. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and affects all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

Since the entry into force of the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new set of rules. We have implemented changes to our policies and procedures designed to ensure our compliance with the relevant requirements under the LGPD. Even so, as it is a recent law, the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the “ANPD”) as regulatory agency may raise other relevant issues or provide new guidance that will require further action from us to remain fully compliant.

The penalties for violations of the LGPD include (i) warnings imposing a deadline for the adoption of corrective measure; mandatory disclosure of investigated and confirmed violations; (ii) restriction, temporary block and/or deletion of personal data; (iii) a fine of up to 2% of the company’s or group’s revenue, subject to the limit of R$50 million per violation; (iv) daily fines, subject to the aforementioned global limit; (v) partial or total prohibition of activities related to data processing, either temporarily or permanently and (vi) publication of the violation. Under the LGPD, security breaches that may result in significant risk or damage to data subjects must be reported to the ANPD within a reasonable time period. Moreover, the ANPD could establish other obligations related to data protection that are not described above. In addition to the administrative sanctions, due to the noncompliance with the obligations established by the LGPD, we can be held liable for individual or collective material damages and moral damages caused to data subjects, including when caused by third parties that serve as data processors on our behalf.

The imposition of the administrative sanctions by the ANPD does not prevent the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection in Brazil, such as Law No. 8,078/1990, or the Brazilian Code of Consumer Defense, and Law No. 12,965/2014, or the Brazilian Internet Act, as applicable. Public prosecutors and consumer protection authorities (such as the National Consumer Secretariat — Senacon, and State or municipal consumer protection bodies, known as Procons) and class associations may file collective lawsuits for breach of privacy laws.

Similarly, many foreign countries and governmental bodies, including in countries in which we currently operate, have laws and regulations concerning the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners.

In the United States, California enacted the California Consumer Privacy Act (“CCPA”), which took effect in January 2020 and limits how we may collect, use and process personal data of California residents. The CCPA establishes a privacy framework for covered companies such as ours by, among other things, creating an expanded definition of personal information, establishing data privacy rights for California residents, including, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to opt out of certain sales of personal information, and creating a potentially severe statutory damages framework and private rights of action for certain data breaches. Further, in November 2020, California voters approved the California Privacy Rights Act (the “CPRA”), which amended and expanded the CCPA. Effective beginning January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and significantly modified the CCPA, including by expanding California residents’ rights with respect to their personal data, and by establishing a regulatory agency dedicated to implementing and enforcing the CCPA and CPRA. The effects of the CCPA and CPRA are potentially far-reaching, and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. Further, it remains unclear how various provisions will be interpreted and enforced. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Certain other states in the United States (including Virginia, Colorado, Utah and Connecticut) have passed comprehensive privacy statutes that became effective in 2023, and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others.

In Europe, the EU’s General Data Protection Regulation (“GDPR”), went into effect in May 2018, and has and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU and EEA by imposing stringent administrative requirements for controllers and processors of personal data of EU residents, including, for example, data breach notification requirements, requirements on the cross-border transfer of data, limitations on retention of information, and rights for individuals over their personal data. The GDPR also provides that EU member states may make their own further laws and regulations limiting the processing of personal data. Ensuring compliance with the GDPR is an ongoing commitment that involves substantial costs, and despite our efforts, data protection authorities or others (including individual consumers) may assert that our business practices fail to comply with its requirements. If our operations are found to violate GDPR requirements, we may incur substantial fines and other penalties, including bans on processing and transferring personal data, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business. In particular, serious breaches of the GDPR can result in administrative fines of up to 4.0% of annual worldwide revenues or up to €20 million, whichever is higher. Such penalties are in addition to any civil litigation claims by data controllers, clients and data subjects.

In addition, recent legal developments in Europe have created compliance uncertainty regarding transfers of personal data from Europe to the United States. In July 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal information from the EU to the United States, and made clear that reliance on Standard Contractual Clauses, an alternative mechanism for the transfer of personal information outside of the EU alone may not be sufficient in all circumstances. Authorities in Switzerland have also issued guidance calling the Swiss-U.S. Privacy Shield Framework inadequate and raising similar questions about the Standard Contractual Clauses. At present, there are few, if any, viable alternatives to the Standard Contractual Clauses. If we are unable to implement sufficient safeguards to ensure that our transfers of personal information from the EU are lawful, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing personal information from the EU. Loss of our ability to lawfully transfer personal data out of the EU to these or any other jurisdictions may cause reluctance or refusal by current or prospective European customers to use our products or services, and we may be required to increase our data processing capabilities in the EU at significant expense. Additionally, other countries outside of the EU have passed or are considering passing laws requiring local data residency, which could increase the cost and complexity of delivering our services.

Further, the UK’s withdrawal from the EU and ongoing developments in the United Kingdom have created uncertainty regarding data protection regulation in the United Kingdom. As of January 1, 2021, we are required to comply with the GDPR as well as the UK equivalent, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which potentially authorizes similar fines and other enforcement actions for certain violations. However, going forward, there may be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the EEA, and the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains uncertain. In addition, while the UK data protection regime currently permits data transfers from the UK to the EU and other third countries covered by a European Commission adequacy decision, this will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision. Any such changes could have implications for our transfer of personal data from the UK to the EU and other countries.

We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, confidential and other data.

While we strive to comply with all applicable privacy, data protection and information security laws and regulations, as well as our contractual obligations, posted privacy policies and applicable industry standards, such laws, regulations, obligations and standards continue to evolve and are becoming increasingly complex, and sometimes conflict among the various jurisdictions and countries in which we operate, which makes compliance challenging and expensive. In addition, any failure or perceived failure by us, or any third parties with whom we do business, to comply with laws, regulations, policies, industry standards or contractual or other legal obligations relating to privacy, data protection or information security may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties, adverse publicity or potential loss of business.

We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in Brazil and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Moreover, existing Brazilian and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Additionally, our customers may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements application to certain other jurisdictions. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our solutions in certain countries. These developments could adversely affect our business, results of operations and financial condition.

The loss of members of our management may have a material adverse effect on our business, financial condition and results of operations.

We have an experienced management team including local managers at our operating facilities and rely on the continued service of these senior managers to achieve our objectives, nurture our corporate culture and maintain a competitive position. We strive to retain our present management and identify, hire, train, motivate and retain other highly skilled personnel. However, senior managers may leave their positions for a variety of reasons, some of which we cannot control. In the event one or more senior managers depart, we may be unable to replace them with individuals with the same level of experience and qualifications and we may face challenges to maintain our culture. The loss of members of our management for any reason could limit our ability to implement our strategic plans and adversely affect our business, financial condition and results of operations.

The estimates of market opportunity and forecasts of market growth included in this annual report may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

This annual report contains market and industry data, estimates and statistics obtained from third-party sources. While we believe such information to be reliable in general, we have not independently verified the accuracy or completeness of any such third-party information. Such information may not have been prepared on a comparable basis or may not be consistent with other sources. Similarly, this annual report contains information based on or derived from internal company surveys, studies and research that have not been independently verified by third-party sources. Industry data, projections and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments.

In addition, the market for environmental and industrial services is relatively new, fragmented and will experience changes over time. Data market estimates and growth forecasts are uncertain and based on assumptions and estimates that may be inaccurate. Our addressable market depends on a number of factors, including changes in the competitive landscape, technological changes, data security or privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment, and changes in economic conditions. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions. Accordingly, our use of the terms referring to our geographic markets and industries may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate and our ability to produce accurate estimates and forecasts may in the future be impacted by the economic uncertainty associated with the COVID-19 pandemic, as well as with other macroeconomic factors to which we are subject (see “— Risks Relating to the Markets where we Operate”). Even if the market in which we compete meets the size estimates and growth rates we forecast, our business could fail to grow at similar rates, if at all. For these reasons, you should not place undue reliance on such information.

Our inability or failure to protect our intellectual property or our infringement of the intellectual property of third parties may negatively impact our operating results, divert management and key personnel from the business operations and could harm our financial condition and reputation.

We rely on a combination of trade secret, trademark, copyright laws and other rights, as well as confidentiality procedures, contractual provisions and our information security infrastructure to protect our proprietary brands, technology, processes and other intellectual property as well as those we license from other entities within the Ambipar Group. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” The steps we take to protect our intellectual property rights may not be adequate, or may not effectively prevent unauthorized use or disclosure of our intellectual property or confidential information. In addition, the pursuit of a claim against a third party for infringement or misappropriation of our intellectual property rights or confidential information could be costly, and any such efforts may not be successful or could be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Many companies have encountered significant problems in enforcing and defending intellectual property rights in various jurisdictions globally. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of intellectual property, which could make it difficult for us to stop the infringement of our intellectual property or marketing of competing services in violation of our intellectual property rights generally. Our failure to obtain pending trademark applications and generally secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.

We cannot guarantee that our current and future services, or the use of our brands or technology will not infringe third-party intellectual property. There may be third-party intellectual property of which we are currently unaware that covers our services, brands or technology. Third parties may engage in legal proceedings against us or our customers, who in turn may seek indemnification from us. Any such claims of intellectual property infringement or claims for indemnification, even those without merit, could be expensive and time-consuming to defend, result in us being required to pay possibly significant damages, causing us to cease providing services that allegedly incorporate a third party’s intellectual property, require us to enter into potentially costly royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, although royalty or licensing agreements may not be available to us on acceptable terms or at all. If we are unable to obtain the necessary licenses or other rights, we may be forced to acquire or develop alternate technology, which could be costly, time-consuming, or impossible. Any of the preceding could have a negative impact on our operating results, divert management and key personnel from the business operations and could harm our financial condition and reputation.

For example, we use proprietary software in our activities, which are developed internally by our employees. Although any software developed in-house legally belongs to us, we may be subject to lawsuits filed by ex-employees claiming ownership of such software. In both cases, we may be ordered to abstain from using the software and to indemnify any such third-party. Although it is our policy to require our employees and consultants who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who conceives or develops intellectual property that we regard as our own or such party may breach the assignment agreement. Litigation may be necessary to obtain ownership or to defend against claims challenging inventorship. If we or our licensors fail in any such litigation, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property or other proprietary information. Such an outcome could have a material adverse effect on our business. Even if we or our licensors are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees, and such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we cannot protect our proprietary technology from intellectual property challenges, our ability to maintain our model and systems or facilitate products could be adversely affected.

Intellectual property rights do not necessarily address all potential competitive threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to use brands and offer services that are similar to ours without infringing our intellectual property rights;
●	others may independently develop similar or alternative proprietary software or technology without infringing our intellectual property rights;

●	we may not develop additional proprietary technologies; and
●	our technology may become obsolete or inadequate, and we may not be able to successfully develop, obtain or use new technologies to adapt our models and systems to compete with other technologies as they develop.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If our trademarks are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

If our trademarks are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our trademarks may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our trademarks. Over the long term, if we are unable to successfully register our trademarks and establish name recognition based on our trademarks, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, domain names, copyrights, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our business, financial condition, results of operations, and prospects.

If we are unable to attract, develop and retain employees committed to our culture and brand, our operations may be adversely affected.

Our success and future growth depend upon the continued services of our key employees, including highly-skilled technical experts, engineers, biologists and oceanographers, and, as a result, upon our ability to attract, develop and retain employees committed to our culture and brand. From time to time, there may be changes in our management team resulting from the hiring or departure of key employees, which could disrupt our business. The loss of one or more members of our key employees could harm our business, and we may not be able to find adequate replacements.

Competition for highly-skilled personnel is intense and we may not be able to attract, hire, train, retain, motivate and manage sufficiently qualified employees. Many of the companies with which we compete for experienced personnel have greater resources than we have.

As we expand our business in Brazil and abroad, we may be unable to identify, hire, develop and retain a sufficient number of employees with specific knowledge and skills in those geographies who are committed to our corporate culture. Such a failure could result in a reduction in the quality of customer service, and consequently compromise our brand and reputation.

If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed. We generally enter into non-competition agreements with our key employees, which prohibit these employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.

We may not be able to manage our growth effectively, which could have a material adverse effect on our business, results of operations, financial condition and reputation.

Over the last several years, we have experienced rapid growth in our business and number of employees, and we expect to continue to experience growth in the future. This rapid growth has placed, and may continue to place, significant demands on our management, processes, systems and operational, technological and financial resources.

Our ability to manage our growth effectively, integrate new employees and technologies into our existing business and attract new customers and maintain relationships with existing customers will require us to continue to retain, attract, train, motivate and manage employees and expand our operational, technological and financial infrastructure. Continued growth could strain our ability to develop and improve our operational, technological, financial and management controls, reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain customers’ satisfaction.

We cannot assure you that we estimate correctly the costs and risks associated with our expansion, either qualitatively or quantitatively, or that our current systems, procedures, business processes and management controls will be sufficient to support the expansion of our operations going forward, including expansion into new countries and new market segments.

Our failure to successfully manage our expansion process, or to maintain or increase our historical growth levels, could negatively affect our business, financial condition and results of operations.

Failures in our risk management, compliance and internal control systems, policies and procedures may adversely affect our business, financial condition and reputation.

We have developed risk management policies and procedures and we continue to refine them as we conduct our business. Our policies and procedures to identify, analyze, quantify, assess, monitor and manage risks may not be fully effective in mitigating our risk exposure. Our risk management methods may not predict future exposures or be sufficient to protect us against unknown and/or unmapped risks, which may be significantly greater than those indicated by the historical measures we use.

The information on which we rely or based on which we develop and maintain historical and statistical models may be incomplete or incorrect. Certain risk management methods adopted by us depend on the evaluation of publicly available industry data, which may not be entirely accurate, complete, updated or properly evaluated. As we expand into new lines of business, our risk management policies and procedures may not be able to adequately keep up with our current rapid rate of expansion, and may not be adequate or sufficient to mitigate risks.

In addition, our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to our effectiveness, which could have a significant and adverse effect on our business and reputation. Our current controls and any new controls that we develop may be inadequate because of changes in conditions in our business. We are in the process of upgrading our finance and accounting systems and related controls to an enterprise system suitable for a public company in the United States, and we may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies. See “— We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company in the United States.”

Further, weaknesses in our internal controls may be discovered in the future. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate that we will continue to expend significant resources, including accounting-related costs, and to provide significant management oversight. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.

Moreover, we are subject to the risks of errors and misconduct by our management, employees and independent contractors, which are often difficult to detect in advance and deter. Our compliance procedures and internal controls may not be sufficient to prevent, mitigate or detect all errors, misconduct, fraud, acts of corruption or violations of applicable laws and of our policies by our management, employees and other third parties with which we engage in the ordinary course of business. We could be held liable for any of such acts, which could result in penalties, fines, loss of permits or licenses, prohibition to bid or contract with the government.

Although we maintain insurance and use other traditional risk-shifting tools, such as third-party indemnification, to manage certain exposures, they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency. If our policies, procedures and internal controls do not adequately protect us from exposure, and our exposure is not adequately covered by insurance or other risk-shifting tools, we may incur losses that would adversely affect our business, financial condition, results of operations and reputation.

In preparing our financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to the Business Combination, we were a private company with limited accounting personnel and other resources and processes necessary to address our internal control over financial reporting and procedures. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with the IFRS and interpretations issued by the IFRS Interpretations Committee. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the preparation of Emergencia’s audited consolidated financial statements as of and for the three years ended December 31, 2022, material weaknesses were identified in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to: (i) the consolidation process of recent acquisitions we made, due to the lack of a sufficient number of personnel in the acquired entities with an adequate level of knowledge and experience in the closing functions of our financial reports and related disclosures, to process the transition to the application of IFRS and International Accounting Standards and Interpretations issued by the IASB, consistent with our financial reporting requirements; and (ii) the design and operation of our accounting and financial reporting closing functions, in which required policies and procedures either were not designed or were not operating effectively at period end, resulting in a number of adjustments to our audited consolidated financial statements during the course of the audit.

Each of the material weaknesses described above may result in a misstatement of one or more account balances or disclosures that would result in a material misstatement of our audited consolidated financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

We intend to take necessary actions to design and implement formal accounting policies, procedures and controls required to remediate these material weaknesses. This includes hiring additional finance and accounting personnel with the requisite experience and knowledge. It also includes designing and implementing new processes, policies and procedures, improving the internal controls to provide additional levels of review and approval, enhancing internal documentation, implementing new software solutions and strengthening the training program for staff related to the requirements of IFRS, the rules and regulations of the SEC and the Sarbanes-Oxley Act, as well as the guidelines of COSO’s Internal Control Integrated Framework. However, we cannot assure you that our efforts will be effective or sufficient to prevent any future material weakness in our internal control over financial reporting.

As of the date of this annual report, other than those related to transition to life as a public company and the ongoing process of hiring personnel, we have not yet incurred material expenses to address those matters giving rise to the material weaknesses we identified and intend to focus efforts going forward. We are currently unable to predict how long it will take and how much it will ultimately cost for us to implement the remediation measures required to address those matters giving rise to the material weaknesses we identified. However, these remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources.

Our management may be unable to conclude in future periods that our disclosure controls and procedures are effective due to the effects of various factors, which may, in part, include unremedied material weaknesses in internal controls over financial reporting. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in those reports is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

We are a public company in the United States subject to the Sarbanes-Oxley Act. If we are unable to successfully remediate our existing or any future material weaknesses or other deficiencies in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, we may lose our status as an emerging growth company, investors may lose confidence in our financial reporting, and we could become subject to litigation or investigations by the NYSE American, the SEC and other regulatory authorities.

Under Section 404 of the Sarbanes-Oxley Act, our management is not required to assess or report on the effectiveness of our internal control over financial reporting until our second annual report on Form 20-F following consummation of the Business Combination, which will be only in 2024 for the fiscal year ending December 31, 2023. In addition, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act (see “— Risks Relating to Our Securities—We are and will continue to be an “emerging growth company” and are subject to reduced SEC reporting requirements applicable to emerging growth companies”), which may not be until after five full fiscal years following the consummation of the Business Combination, our independent registered public accounting firm is not required to attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us.

During documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Securities.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE American, regulatory investigations and civil or criminal sanctions. We may be unable to timely complete our evaluation testing and any required remediation.

In addition, as a public company, our reporting obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business and place a significant strain on our management, operational and financial resources and systems for the foreseeable future. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operating results.

Our governance, risk management and compliance processes may fail to detect violations of anti-corruption and anti-money laundering laws and our standards of ethics, including as a result of the conduct of our managers, employees, suppliers, business partners and third parties who act in our name, interest or benefit, which may have a material and adverse impact on our business, financial condition, results of operations, reputation and market price of our Securities.

We operate in jurisdictions that have a high risk of corruption. Mechanisms for preventing and combating corruption, money laundering and bribery, governance procedures, as well as our current internal procedures, may not be sufficient to ensure that all of our managers, employees, suppliers, business partners and third parties who act on our behalf, interest or benefit always act in strict compliance with our internal policies and laws and regulations aimed at preventing and combating corruption that we are subject to. These laws and regulations include the Brazilian Decree-Law No. 2,848/1940, Brazilian Law No. 8137/1990, Brazilian Law No. 8.429/1992 (the Administrative Misconduct Law), Brazilian Law No. 8.666/1993 (the Public Bidding Law), Brazilian Law No. 9,613/1998, Brazilian Law No. 14.133/2021, Brazilian Law No. 12,846/2013, as amended and its regulation, Decree No. 11,129/2022 (the Brazilian Anti-Corruption Law), the United States Foreign Corrupt Practices Act of 1977, as amended, and the Bribery Act 2010 of the United Kingdom, as well as other standards related to the Convention on Combating Corruption of Foreign Public Officials in International Business Transactions of the Organization for Economic Cooperation and Development — OECD, including the guidelines issued by the Brazilian comptroller general (collectively, “Anti-Corruption Laws”).

In general, the Anti-Corruption Laws prohibit companies and their employees, shareholders or managers from making improper payments to government officials, directly or indirectly, for the purpose of obtaining or retaining business and/or other benefits. We cannot guarantee that our direct and indirect shareholders, directors, officers, employees and other third parties (including agents, suppliers and service providers) and the companies to which some business operations are outsourced will fully comply with the Anti-Corruption Laws and related policies. Our governance, policies, risk management and compliance processes may not be able to, for example: (i) detect, prevent or mitigate violations of the Anti-Corruption Laws or similar legislation, as well as violations of our internal compliance policies; (ii) detect, prevent or mitigate occurrences of fraudulent and dishonest behavior by our managers, employees, suppliers, customers, business partners or third parties acting on our behalf, interest or benefit; (iii) manage all risks identified in our risk management policy and/or predict, identify or mitigate new risks; and (iv) detect, prevent or mitigate other occurrences of behavior inconsistent with ethical and moral principles, which may materially and adversely affect our reputation, our business, financial conditions and operating results, as well as impact the market price of our Securities negatively. Public authorities are empowered to impose penalties on us if acts of corruption are inadvertently or intentionally committed by members of our management, employees and/or third parties acting on our behalf or in our interest. Under the terms of certain Anti-Corruption Laws, companies may be jointly and severally liable for the payment of a fine and full compensation for damage for unethical practices attributed to their affiliates and consortia members. As a result, we may be held liable for any such violations.

As we increase and scale our business, we may engage with new business partners and third-party intermediaries to market our products and services and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, customers and agents, even if we do not authorize such activities.

We are also subject to Brazilian Law No. 9,613 of March 3, 1998, as amended (“Money Laundering Prevention Law”), by which legal entities engaged in the sale of high value goods are subject to obligations related to identification of customers and operations, maintenance of records and submission of reports on financial operations to the competent authorities, among others. We currently do not have a structured program to combat money laundering and are subject to the following sanctions, in the event of non-compliance with the Money Laundering Prevention Law: (i) warnings; (ii) variable monetary fine (a) not more than twice the value of the operation in question or twice the profit earned or that would presumably be earned from carrying out the operation or (b) in the total amount of R$20,000,000; (iii) the revocation or suspension of our business licenses and (iv) the cancellation or suspension of the authorization to carry out the activity, operation or functioning. The application of any of these sanctions to us could adversely affect our reputation, business, financial condition, results of operations and the trading price of our Securities.

The existence of any current or past investigations, inquiries or proceedings of an administrative or judicial nature related to the violation of the Anti-Corruption Laws, against us, our managers, employees, suppliers, business partners or third parties acting on our behalf, interest or benefit may result in: (i) fines and indemnities in the administrative, civil and criminal spheres (the latter, to the administrators who contributed to the infraction); (ii) loss of unlawfully obtained benefits, including operating licenses; (iii) prohibition or suspension of our activities; and/or (iv) loss of rights to contract with the public administration, to receive incentives or tax benefits from any financing and resources from the public administration, among other applicable penalties. We may also be jointly and severally liable for the payment of a fine and full compensation for the damage due to practices contrary to the Anti-Corruption Laws caused by our controlling, controlled, affiliated or, under the respective contract, consortium companies, which could materially and adversely affect our reputation, business, financial condition and operating results, as well as impact the market price of our Securities negatively.

All of these circumstances could have a material adverse effect on us. Therefore, if we are not able to keep the governance, risk management and compliance processes operating effectively, we may not be able to prevent the occurrence of fraud and/or the occurrence of other deviations, including in relation to the preparation of statements and accounting information.

The existence of lawsuits, procedures, investigations, convictions, publications or negative comments in any media vehicle or social network involving us, our direct or indirect shareholders and subsidiaries, our business, our operations, executive officers, members of our Board, or any third party acting on our behalf, interest or benefit, could seriously damage our reputation. The reputational risk arising from the negative perception of our brand by customers, counterparties, shareholders, subsidiaries, investors, regulators and society in general for involvement in any of the above cases can originate from several factors, including those related to non-compliance with legal obligations, inappropriate business practices related to our customers, products and services, relationships with partners with questionable ethical posture, employee misconduct, information leakage, anti-competitive practices, failures in the risk management process, among others.

Any such damages to our reputation and imposition of sanctions or other penalties may adversely affect our business, financial condition and results of operations, as well as the market price of our Securities.

Our results may be adversely impacted by incorrect estimates, judgments or assumptions relating to our critical accounting policies and changes in international financial reporting standards.

The preparation of financial statements in conformity with IFRS requires our management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of certain assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements and accompanying notes include those related to revenue recognition, fair value of certain assets and liabilities, share-based compensation, and income taxes, including any valuation allowance for deferred tax assets. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts, which may result in a decline in the trading price of our Securities.

Additionally, the International Accounting Standard Board, or IASB, has a calendar for approving accounting pronouncements and IFRS, which may change at any time and over which we have no interference. Therefore, we are unable to predict which and when new accounting pronouncements or new IFRS rules will be approved that may in any way impact the future financial statements prepared by us.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, or changes and challenges to existing standards or their interpretation, we might be required to change our accounting policies, alter our operational policies or implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes or challenges to existing standards or in their interpretation may have an adverse effect on our business, financial condition, and results of operations, or cause an adverse deviation from our revenue and operating profit and loss target, which may negatively impact our results of operations.

Any increase in operational costs and any difficulties we encounter in recovering costs incurred by us for the performance of our activities may adversely affect us.

The profitability of our services may be adversely affected by increases in the cost of food, wages and labor, insurance, fuel, acquisition and maintenance of equipment and machines, operating inputs, waste disposal, uniforms, PPE, medical assistance, transportation, tires, tolls, change in labor, social security and tax rates, public services and other essential items for the provision of services, particularly to the extent that we cannot recover this increase in costs through increases in the prices of our services due to general economic conditions, competitive conditions or contractual provisions with customers.

Operational costs for the performance of our activities have fluctuated significantly in recent years, and substantial increases in the cost of fuels and utilities have historically resulted in cost increases for our units. We may not be able to fully recover the increases in these costs, which could adversely affect our profitability.

In addition, contractual, economic, competitive or market-specific conditions may limit our ability to increase the prices of our services. As a result of these factors, we may not be able to pass through any increases in costs to provide our services, improve operating margins and obtain adequate investment returns through price increases. We may also lose customers to lower-priced competitors and new competitors may enter our markets as we increase prices, directly impacting our financial balance.

We may face potential conflicts of interest in negotiations with related parties.

We generate revenues and incur costs and expenses in relation to related-party transactions, including under the Cost Sharing Agreement, as well as certain lease and loan agreements. These transactions can give rise to potential conflicts of interest. Conflicts of interest continue to be a significant area of focus for regulators, investors and the media. A failure to appropriately deal with these potential conflicts could negatively impact our reputation and result in potential litigation or regulatory action against us.

We cannot guarantee that our related person transaction policy is or will be effective to avoid potential conflicts of interest between us, our shareholders, members of our management and any related-parties, or that any such party has complied or will strictly comply with good governance practices and rules to deal with conflicts of interest. The perception of non-compliance with such requirements or policies could harm our reputation and adversely affect our business, financial condition and results of operations.

For additional information regarding transactions between related parties and our related person transaction policy, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

We are a holding company and depend on the operational results of our subsidiaries.

We are a holding company and therefore depend on the results of operations of our subsidiaries and controlled companies. Our ability to meet our debt service and other obligations depends not only on our cash flow generation, but also on the cash flow generation of our subsidiaries, controlled companies and their subsidiaries, and their ability to make cash available to us in the form of interest payments, equity, debt repayment and dividend distributions, among others.

Legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries and controlled companies. If this limitation occurs, we may be unable to make the required payments of principal and interest on our debt instruments, or to honor our obligations. In addition, with respect to our Brazilian subsidiaries, the income tax exemption on the distribution of dividends provided for in the current Brazilian legislation may be amended, and dividends may be taxed in the future, adversely affecting us, given that taxes may be due on the distribution of dividends by our Brazilian subsidiaries.

Any adverse change in the business, financial condition or results of operations of our subsidiaries and controlled companies could adversely and materially affect our business, financial condition and results of operations.

We may be liable for environmental, tax, labor and social security obligations of suppliers or service providers.

We work with suppliers in various fields of activity and we cannot guarantee that such suppliers will be in full compliance with laws and regulations governing working conditions, environmental practices and sustainability, quarantine of the production chain and safety conditions, or that they will not use improper practices to reduce their costs, including corruption, money laundering or bribery. If any of our suppliers becomes involved in these practices, our reputation may be harmed and, as a result, our customers’ perception of us may be adversely affected.

In some situations, we may be jointly liable for acts of our suppliers. For example, we may be held jointly liable for environmental damages caused by our suppliers during the provision of services hired by us. In addition, under the Anti-Corruption Laws, we may be held strictly liable for acts of corruption committed by suppliers or other third parties acting on our behalf or interest, subject to applicable sanctions.

We may also be jointly and severally liable if our suppliers or third-party service providers do not comply with their obligations under the tax, labor, administrative, and social security laws and the regulations applicable to our industry, resulting in fines and other penalties that may affect us material and adversely. Further, we may be held liable for accidents within our or our customers’ facilities involving third-party employees, which could adversely affect our reputation and our business. Any labor violations, environmental damage and/or damage to third parties caused by certain service providers in the exercise of activities contracted by us, mainly within our premises, may expose us to joint liability for the repair and/or indemnification of the damage caused, including the possibility of being included as a defendant in lawsuits aiming at repairing and/or indemnifying damages caused to workers, the environment and/or third parties. Depending on the involvement in the harmful event, we will also be exposed to administrative and criminal liability and to reputational risk, which could even prevent us from taking advantage of certain incentives and/or tax benefits, contracting with the government and/or causing the removal of our directors.

Any of such factors could adversely and materially affect our business, financial condition, results of operations and reputation, in addition to impacting the price of our Securities.

The use and supply of outsourced labor may subject us to joint and several liability for labor and social security liabilities.

We and our subsidiaries outsource certain ancillary activities that support our business, in addition to providing outsourced work to our customers. We do not provide benefits to these outsourced workers, who are paid directly by their employers. The use of outsourced labor subjects us to the risk that our relationship with these workers be considered an employment relationship by labor administrative and judicial authorities. In addition, according to Brazilian legislation, if our outsourced service providers fail to comply with their obligations under labor, social security, tax and/or environmental laws, we may be held jointly and severally or secondarily liable for their debts, including fines and/or other penalties, which may adversely affect us. We may also be liable for breaches of occupational health standards at our and our customers’ facilities by the employees of third parties resulting from accidents or occupational diseases, which may adversely affect our reputation as well as our business. Further, any environmental damage and/or damage to third parties caused by service providers when undergoing work engaged by us expose us to joint and several liability for redress and/or damages for harm caused.

Our operations may be affected by seasonal fluctuations and other demand factors over which we have no control.

Demand for our services can be affected by the commencement and completion of cleanup of major spills and other events, customers’ decisions to undertake remedial projects, seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers’ spending for remedial activities, the timing of regulatory decisions relating to hazardous waste management projects, changes in regulations governing the management of hazardous waste, changes in the waste processing industry towards waste minimization and the propensity for delays in the demand for remedial services, and changes in governmental regulations relevant to our diverse operations. Such impacts related to weather conditions could become more significant if climate change results in an increase in the frequency or severity of adverse weather events. We do not control such factors and, as a result, our revenue and income can vary from quarter to quarter or year to year, and past financial performance may not be a reliable indicator of future performance.

Our inability to maintain long-term business relationships with our customers at the same or higher volumes or prices and/or to renegotiate such relationships on other favorable terms could negatively affect our ability to grow and adversely affect our competitiveness and our results of operations.

We have developed long-term relationships with several customers and invest substantial amounts in machinery, equipment and specialized labor to comply with service agreements, with an average depreciation of 60 months of such machinery and equipment. If early termination occurs, for any reason, we could incur considerable losses.

Under the terms of these agreements, customers can, at any time, unilaterally terminate the contracts they have entered into with us, materially reducing the amount of business that drives our revenue. There is no guarantee that we will be able to maintain or renew existing contracts, maintain relationships with our current customers or business partners or recover amounts owed by defaulting customers or business partners. In addition, we cannot guarantee that it will be possible to replace the revenue from these contracts, as they depend on various factors outside our control, including, among others, economic conditions in the industry, credit availability, general level of government financing for environmental activities, real estate development and other industrial investment opportunities. Increased competition could also require us to alter the pricing and terms we offer to our customer.

Accordingly, the loss of one or more of our customers or long-term business partners may adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate.

Our operations are subject to extensive federal, state and municipal environmental requirements, including those related to the transportation and disposal of regulated materials and cleaning up soil and groundwater contamination. In particular, in Brazil, we are subject to the provisions of the following environmental regulations: Federal Law No. 12,305/2010; CONAMA Resolution No. 358/2005; ABNT — NBR 13.221; ANTT nº 5232/2016, NBRs 7500, 7501, 7503, 9735, 14619, Decree No. 96044 and Statute No. 204 both issued by the Transportations Ministry NBR 10.004:2004; and IBAMA Normative Instruction No. 13/2012. We are also subject to extensive environmental requirements in other jurisdictions in which we operate, including in the United States under the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act and the Oil Pollution Act.

We may not be able to fully comply with the legal and regulatory requirements to which we are subject. These legal and regulatory requirements may become more stringent in the future as a result of legislative and regulatory changes, which may cause us to incur unforeseen regulatory expenses. For example, we may need to incur additional costs to train employees and customers, purchase health and safety equipment and, in some cases, hire employees, external advisors and lawyers as a result of these changes.

The interpretation or application of existing laws and regulations, or the adoption of new laws and regulations, may require modifying or reducing our operations or replacing our facilities or equipment at a substantial cost, which we may not be able to pass onto our customers, which may negatively impact our results or may imply additional expenses in order to adapt our activities to these rules.

In addition, our industry is subject to extensive socio-environmental regulation. If the requirements imposed on our customers under federal or state laws and regulations for the handling of hazardous or radioactive waste are relaxed or applied less vigorously, the demand for our services may decrease significantly and our results of operations may be adversely affected. Conversely, if such requirements are made more stringent, certain of our customers’ operations may be constrained or become subject to greater costs, and the demand for our services may consequently decrease significantly and our results of operations may be adversely affected.

Failure to comply with socio-environmental laws and regulations, including with respect to the handling of hazardous waste, may adversely affect our business.

We are subject to extensive foreign, Brazilian federal, state and municipal laws and regulations related to the adequate handling, transportation and disposal of hazardous or radioactive waste, the preservation and protection of the environment, the handling of dangerous products, as well as those related to occupational health and safety, the prohibition of labor analogous to slavery, to the use of child labor, to not encouraging prostitution and not employing foresters. Among other obligations, laws and regulations establish standards for the disposal of effluents, atmospheric emissions, solid waste management, minimum requirements for transporting waste, noise emission parameters, as well as requirements related to specially protected areas or species of organism.

Any violations of socio-environmental laws and regulations may expose us to administrative and criminal penalties, in addition to the obligation to repair or indemnify damages caused to the environment and to third parties. In particular, the handling and transportation of hazardous waste services involve relevant environmental regulations, and any failure to comply with such regulations may adversely affect our ability to collect, process and finally dispose of hazardous waste generated by our customers. In case we are held liable for any losses or damages caused by the handling and transportation of hazardous waste, changes in environmental laws and regulations or in their interpretation could result in unforeseen changes to estimated timing and amounts for payment of such damages.

Some of these laws impose strict and, under certain circumstances, joint and several liability on current and former owners and operators of facilities that release regulated materials or that generate them and provide for their improper disposal or treatment. Such liability can also be imposed on certain other persons who release, transport, dispose of, or arrange for the disposal of hazardous substances. Such responsibilities may relate to the necessary cleaning of releases of regulated materials and the repair of environmental damage.

We are routinely inspected by government agencies, which may impose fines or other sanctions or require expenditures for remedial work. In addition, regulators have the power to suspend or revoke the permits for the operation of our facilities, equipment and vehicles based on, among other factors, our compliance record, and customers may decide not to use a specific installation of disposal or negotiate due to concerns about our compliance record. The suspension or revocation of permits would affect our operations and could have a material impact on our financial results.

Some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination.

Any non-compliance and/or penalties applied within the scope of compliance with social and environmental legislation or any substantial capital expenditures made as a result of government proceedings may adversely impact our business, results, and our financial situation and reputation.

For more information about the environmental regulations to which we are subject, see “Item 4.B. Information on the Company—Business Overview— Regulatory Overview.”

We may incur increased costs arising from compliance with new or more restrictive social and environmental laws and regulations.

Government agencies or other authorities, including environmental inspectors and control agents, may enact new stricter rules or seek more restrictive interpretations of existing socio-environmental laws and regulations. Environmental obligations, liabilities and conditions may also change depending on changes in the staff of the competent authorities, as well as in jurisprudence. As a result of any such changes, our investments and expenses necessary to comply with environmental legislation may increase substantially, which may require us to employ additional resources to adapt to the eventual new requirements of these agencies and environmental authorities. Any action in this regard by government agencies could adversely affect our business and have a material adverse effect on us. For more information about the environmental regulations to which we are subject, see “Item 4.B. Information on the Company—Business Overview— Regulatory Overview.”

Risks Relating to the Markets Where We Operate

Our international presence subjects us to a variety of risks arising from doing business internationally.

As of December 31, 2022, we operated in 39 countries, having generated 46.9%, 31.7%, 11.0%, and 10.4% of our net revenues in North America, Brazil, Latin America (excluding Brazil) and Europe, respectively, for the year ended December 31, 2022, and 40.7%, 25.6%, 17.6% and 16.1% of our net revenues in North America, Brazil, Latin America (excluding Brazil) and Europe, respectively, for the year ended December 31, 2021 (revenues from Asia and Oceania derived from the WOB Acquisition and were not accounted for as a separate segment in Witt O’Brien’s financial statements for the Successor Period April 15, 2021 through December 31, 2022 and the Predecessor Period January 1, 2021 through April 14, 2021). In addition, as of December 31, 2022, 71.0% of our non-current assets other than financial instruments and deferred tax assets were located outside of Brazil. Our international footprint exposes us to a variety of risks that may adversely affect our results of operations, financial condition, liquidity and cash flows. These include, but may not be limited to, the following:

●	periodic economic downturns in the countries in which we do business, measured by gross domestic product, including as a result of the COVID-19 pandemic;
●	foreign exchange fluctuation and imposition of or increases in currency exchange controls and hard currency shortages;
●	customs matters and changes in trade policy or tariff regulations;
●	changes in regulatory requirements in the countries in which we do business;
●	changes in tax regulations, higher tax rates in certain jurisdictions and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and “double taxation”;
●	complexities around changes in the still developing relationship between the U.K. and the EU arising out of the U.K.’s withdrawal from the EU;
●	longer payment cycles and difficulty in collecting accounts receivable;
●	complexities in complying with a variety of Brazilian, U.S. and foreign government laws, controls and regulations;
●	political, economic and social instability, including general strikes and mass demonstrations, civil and political unrest, terrorist actions and armed hostilities in the regions or countries in which, or adjacent to which, we do business;
●	increasingly complex laws and regulations concerning privacy and data security, including the Brazilian LGPD and EU’s GDPR;
●	inflation rates in the countries in which we do business;

●	complying with complex labor laws in foreign jurisdictions;
●	laws in various international jurisdictions that limit the right and ability of subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met;
●	sovereign risk related to international governments, including, but not limited to, governments stopping interest payments or repudiating their debt, nationalizing private businesses or altering foreign exchange regulations;
●	uncertainties arising from local business practices, cultural considerations and international political and trade tensions;
●	public health issues or other calamities impacting regions or countries in which we operate, including travel to and/or imports or exports to or from such regions or countries; and
●	other political, diplomatic, social and economic events that may occur in the country or affecting the country where each business is headquartered.

These risks may further increase as we continue to adopt our international expansion strategy. If we are unable to successfully manage the risks associated with our international business, our results of operations, financial condition, liquidity and cash flows may be negatively impacted.

Governments have a high degree of influence in the economies of emerging markets where we operate, which could adversely affect our results of operations.

Our operations in Brazil and Latin America (excluding Brazil) accounted, respectively, for 31.7% and 11.0% of our net revenues for the year ended December 31, 2022, and 25.6% and 17.6% of our net revenues for the year ended December 31, 2021. Governments in Latin America have exerted and continue to exert significant influence on the economy, occasionally making significant changes in monetary, credit, industry regulations and others. Government actions to control inflation and other policies and regulations often involve, among other measures, price controls, currency devaluations, capital controls and limits on imports.

In particular, the Brazilian economy has suffered frequent interventions by the Brazilian federal government, which sometimes makes significant changes in its monetary, credit, tariff, tax and other policies and rules, in order to influence the Brazilian economy. Measures taken by the Brazilian federal government to control inflation, in addition to other policies and regulations, often involve raising interest rates, changing fiscal policies, controlling wages and prices, intervening in the foreign exchange market, currency devaluations, blocking access to bank accounts, controlling capital and limiting imports, among other measures.

In Chile, the government has changed in the past and has the ability to change monetary, fiscal, tax and other policies to influence the Chilean economy.

We have no control over, and cannot predict, what government measures or policies the Brazilian federal or other Latin American governments will take in the future, and how these measures and policies will affect the national and regional economy of Latin American countries. We may be materially and adversely affected by changes in policies or regulations that involve or affect certain factors, such as:

●	interest rates;
●	foreign exchange controls and restrictions on abroad remittances and payments of dividends;
●	monetary policy;
●	labor laws or jurisprudence positions;
●	changing labor, legal and regulatory standards;
●	data protection laws or regulations;

●	intellectual property;
●	inflation;
●	liquidity and solvency of the financial system;
●	liquidity of domestic financial and capital markets and availability of domestic loans;
●	water and energy rationing;
●	commodity prices;
●	health policies, including due to epidemics and pandemics, such as the current COVID-19 pandemic;
●	fiscal policy, tax policy and changes in tax legislation, including royalties and the effect of tax laws on distributions from our subsidiaries;
●	import/export restrictions or other laws and policies that affect foreign trade and investments;
●	price controls or pricing regulations; and
●	takings or nationalization.

Uncertainty over the implementation of policy or regulatory changes by the Brazilian or other Latin American governments creates instability in the region’s economy, increasing the volatility of its securities market. This scenario is further aggravated when analyzed together with the impacts of the COVID-19 pandemic. These uncertainties, the recession with a period of slow recovery and other future developments in the Brazilian and Latin American economy could adversely affect our business and, consequently, our financial condition and operating results, and could adversely affect the trading price of our Securities.

Economic uncertainties and political instability in the Latin American countries in which we operate, in particular Brazil and Chile, may adversely affect our business, operations and financial condition and that of our subsidiaries.

Countries in Latin America have experienced periods of economic and political instability in recent years. Unfavorable general economic conditions in the past, including the 2008 financial crisis that affected the global banking system and financial markets and, more recently, the COVID-19 pandemic, have caused economic slowdown and a decrease in the amount of foreign capital invested in emerging markets, including Latin America. This in turn has caused many emerging markets, including Latin America, to decline in value and has led to the depreciation of emerging market currencies against the U.S. dollar. As international investors’ reactions to events that occur in one market sometimes affect other regions or disadvantage certain investments, the Latin American economy could be adversely affected by negative economic or financial developments in other countries, such as those related to the outbreak of COVID-19. Negative developments in Latin America or other emerging markets or developed economies could affect the decisions to hire service providers and the demand for the services offered by us, with a potential reduction in the number of customers.

According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or the “IBGE”), Brazil’s gross domestic product (“GDP”) sharply contracted by 4.1% in 2020 due to global effects of developments relating to the COVID-19 pandemic and grew by 4.6% in 2021 and 2.9% in 2022. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services and we have been, and will continue to be, affected by changes in the Brazilian GDP.

In addition, Brazilian markets experienced heightened volatility in the last decade due to uncertainties deriving from investigations conducted by the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, including “Operação Lava Jato.” Such investigations have impacted the Brazilian economy and political environment. Numerous members of the Brazilian federal government and the legislative power, as well as executives of large state owned, public and private companies, have resigned from their positions and/or been arrested or convicted, and others are still being investigated for allegations of unethical and illegal conduct identified during such investigations, including for accepting bribes through kickbacks in contracts awarded by the government to infrastructure, oil and gas, construction companies, among others. The amounts of these bribes allegedly financed political party campaigns and were not accounted for or publicly disclosed, serving to promote the personal enrichment of beneficiaries of the corruption scheme.

The ultimate outcome of this and other investigations is uncertain, but they had adversely affected the image and reputation of the implicated companies, as well as the market’s general perception of the Brazilian economy. The development of these cases of unethical conduct has affected and may continue to adversely affect our business, financial condition and results of operations, as well as the trading price of our Securities. We cannot predict whether the ongoing investigations will lead to further political and economic instability, nor whether new allegations against government officials and executives or private companies will emerge in the future. We also cannot predict the results of these investigations, nor the impact on the Brazilian economy or the Brazilian stock market.

Any consequences of these investigations could materially and adversely affect the business environment in Brazil and our activities. Further political instability has been exacerbated by the Brazilian polarized presidential election held in October 2022. After having his criminal convictions related to Operação Lava Jato overturned and his political rights restored by the Brazilian Supreme Court, former Brazilian president Luiz Inácio Lula da Silva ran for office in the presidential election and narrowly defeated President Bolsonaro. Luiz Inácio Lula da Silva took office on January 1, 2023. In the aftermath of the November 2022 presidential election, there have been countrywide roadblocks and mass protests by supporters of former president Jair Bolsonaro disputing the election results, culminating, on January 8, 2022, in riots in the country’s federal capital Brasilia where protesters stormed government buildings, including the Congress, the Supreme Court and the Presidential Palace. It is unclear whether this heightened state of political and social tension will dissipate or intensify in coming months and what resulting impacts may occur to adversely affect our business operations or the safety of our employees, our customers, and the communities in which we operate.

We cannot predict which policies the incoming president may adopt or change during his term in office, or the effect that any such policies might have on our business and on the Brazilian economy. Moreover, any difficulty experienced by the Brazilian federal government in obtaining a majority in the national congress could result in congressional deadlock, political unrest and massive demonstrations or strikes that could adversely affect our operations. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic instability and increase the volatility of the Brazilian securities market.

We are also exposed to economic and political volatility in Chile. The Chilean economy has recently experienced a slowdown, and we cannot assure you that the Chilean economy will grow in the future or that future developments that affect the Chilean economy, including economic difficulties in Brazil, Argentina and other emerging markets or financial markets from developed economies, will not impair our ability to proceed with our Chilean operations.

Further, starting in October 2019, Chile began to experience social turmoil, initially because of a fare hike in Santiago’s metro system. Student and civil protestors damaged public property and the private sector and disrupted institutions and commerce. The government initially declared a 90-day state of emergency, extendable as needed, and at the same time launched several political, social and economic reforms, and approved the calling of a national referendum. However, the state of emergency lasted less than ten days. On October 25, 2020, a constitutional referendum was held, in which about 80% of voters elected to replace the Chilean Constitution. The 2019 civil unrest led to the victory of left-wing Gabriel Boric in the December 2021 presidential elections. Mr. Boric was sworn in as president in March 2022. In September 2022, almost 62% of Chileans voted to reject the left-leaning draft of a new constitution proposed by the constituent assembly and backed by President Boric, which was perceived to be less market-friendly and to create legal uncertainty. There can be no assurance that the recent changes in the Chilean administration, its Constitution or any future civil unrest will not adversely affect our business, operating results and financial condition in Chile.

In general, emerging markets such as Brazil, Chile or other Latin American countries are also exposed to relatively higher risks of liquidity constraints, inflation, devaluation, price volatility, corruption, crime, asset expropriation and sovereign default, as well as additional legal and regulatory risks and uncertainties.

Economic uncertainty and political uncertainty in Brazil, Chile or other Latin American countries could materially and adversely affect the business environment in these countries and affect us disproportionately or differently than our competitors, depending on our specific exposure to any particular emerging market, which could have a material adverse effect on our business, operating income, financial condition and prospects.

Political, economic and social events and the perception of risks in other countries, especially in emerging economy countries and in the United States, China and the European Union, may adversely affect the economy of the countries in which we operate and the market price of our Securities.

Our Latin American operations may be affected, to varying degrees, by economic and market conditions in other countries, including the United States, European Union countries and other emerging economies. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Latin American countries may be harmed. For example, we are subject to impacts resulting from the current war between Ukraine and Russia. The Ukraine war has caused market turmoil and led oil prices to soar, reaching the highest level in almost 14 years, thus affecting the market commodities and energy in Brazil and in the world, which could raise our operational costs and consumer expenses and, therefore, adversely affect our operational results and financial condition. In addition, an escalation in political tensions between the United States, Iran and Iraq, as well as other related conflicts in the Middle East, and imposition of additional sanctions from the United States, Iran, Iraq, and European countries could cause the price of oil to increase even further. Further, trade disputes between countries, in particular the current dispute between the United States and China, crises in the United States, the European Union or in emerging countries and global tensions, including conflicts involving the occurrence of Brexit, have generated political and economic instability around the world, producing several effects that, directly or indirectly, negatively impact the Latin American capital markets and economy, such as fluctuations in the price of securities issued by listed companies, reductions in the supply of credit, deterioration of the economy, fluctuations in foreign exchange rates and inflation, among others.

The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital, in addition to significant uncertainty resulting from the COVID-19 pandemic and, in early 2023, the crisis in global financial systems.

Given our exposure to Latin American economies, any such factors can reduce investor interest in our Securities. Developments, crises, political instability or economic conditions in other countries may significantly affect the perceptions of risks inherent to Latin America and the availability of credit to companies with significant operations in Latin America, which could result in considerable outflows of funds from Latin America and make it more difficult for us to access the capital markets and finance our operations in the future, on favorable terms or at all.

Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.

The Latin American currencies have experienced in the past and are currently experiencing strong fluctuations against the dollar and other strong currencies.

In Brazil, over the past four decades, the federal government implemented various economic plans and used various foreign exchange policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange market systems, foreign exchange controls and the dual exchange market. Since 1999, Brazil has adopted a floating foreign exchange system with Central Bank interventions in the purchase or sale of foreign currency. From time to time, there have been significant foreign exchange rate fluctuations between the real and the dollar and other currencies.

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.197 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.580 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during 2021. As of December 30, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per US$1.00, which reflected a 6.5% appreciation in the real against the U.S. dollar during 2022. There can be no assurance that the real will not further appreciate or again depreciate against the U.S. dollar or other currencies in the future.

The devaluation of the real and other Latin American currencies relative to the U.S. dollar could create additional inflationary pressures in Brazil and Latin America and lead to increases in interest rates. Any depreciation of these currencies may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian and Latin American economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian and Latin American economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of Latin American currencies relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth, which could negatively affect the economy of Latin American countries as a whole and our results, due to the contraction in consumption and the increase in its costs.

On the other hand, the appreciation of the Latin American currencies relative to the U.S. dollar and other foreign currencies could lead to the deterioration of the region’s current accounts and balance of payments, as well as a weakening in the growth of the gross domestic product generated by exports. It could also have an adverse impact in our financial condition and results of operations due to translation risk.

We do not exercise any influence on the exchange policy adopted in Brazil or other Latin American countries, nor do we have the capacity to predict it. Our business, financial condition, results of operations and prospects could be negatively affected by changes in such foreign exchange rate policies.

Inflation and government efforts to curb it may contribute to an uncertain economic scenario, adversely affecting us and the market price of our Securities.

General inflation, including rising prices for energy and other inputs as well as rising wages may negatively impact our business by increasing our operating costs. The cost of materials, fuel, labor and other components of our operating costs used in our services are affected by inflation and global commodity prices. We may mitigate this risk through passing along price increases to our customers. However, we may not always be able to raise prices in response to increased costs or may experience delays in passing through such costs, as our ability to do so is largely dependent upon market conditions and competitive market pressures. These inflationary cost pressures have resulted and may result in reductions in our operating margins and cash flows in the future.

General inflation in the United States, Europe and other geographies has risen to levels not experienced in recent decades. These concerns have resulted in an increase of interest rates and the respective governments and institutions taking and contemplating other measures to curb inflation, which in turn has negatively impacted the capital markets generally.

Latin American countries have historically experienced high rates of inflation from time to time, which have, together with certain actions taken by the Latin American government in an attempt to curb inflation and speculation about what measures would be adopted, negative effects on the Latin American countries economy and contributed to economic uncertainty, increasing the volatility of the Latin American capital markets.

In Brazil, according to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the IBGE, Brazilian inflation rates were 5.79%, 10.06%, 4.52%, 4.31% and 3.75% as of December 31, 2022, 2021, 2020, 2019 and 2018, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Securities. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. The Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or COPOM) frequently adjusts the interest rate in situations of economic uncertainty to achieve goals established in the Brazilian federal government’s economic policy. In the event of an increase in inflation, the Brazilian federal government may choose to significantly increase interest rates. For example, the official interest rate in Brazil oscillated from 14.25% as of December 31, 2015 to 2.00% as of December 31, 2020, as established by the COPOM, and has since steadily increased. As of December 31, 2021 and 2022, the SELIC rate was 9.25% p.a. and 13.75% p.a., respectively. As of the date of this annual report, the SELIC rate remains at 13.75% p.a. The increase in interest rates will affect not only the cost of our new loans and financing, but also the cost of our current debt, as well as our cash and cash equivalents, securities and payable leases, which are subject to interest rates.

In Chile, the annual rates of inflation, measured by changes in the CPI, in 2020, 2021 and 2022 were 3.1%, 7.2% and 12.8%, respectively. Higher levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations if high inflation is not accompanied by a corresponding devaluation of the local currency. It is not possible to guarantee or predict that Chilean inflation will not revert to previous levels in the future. In addition, measures taken by the Central Bank of Chile to control inflation often included maintaining a tight monetary policy with high interest rates, thus restricting the availability of credit and economic growth. A significant portion of our operating costs are denominated in U.S. dollars and could, therefore, be significantly affected by a decrease in economic activity levels in Chile. If inflation in Chile increased without a corresponding depreciation of the peso, or if the amount of the peso appreciated against the dollar without the peso experiencing a corresponding deflation in Chile, our financial position and operating results, as well as the value of our Securities, could be materially and adversely affected.

Any fluctuations in interest rates and measures taken by the U.S., EU, Latin American and other governments in the future, including reducing interest rates, intervening in the foreign exchange market and implementing mechanisms to adjust or determine currency amount, could trigger inflation, adversely affecting the overall performance of global and national economies. If the countries where we operate experience higher inflation in the future, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on their cost structure, which will increase our costs and reduce our operating and net margins.

Our operating results may be impacted by changes in tax legislation, unfavorable results from tax contingencies or by the modification, suspension or cancellation of tax benefits or special regimes.

Latin American tax authorities regularly implement changes in the tax regime that could affect us. These measures include changes in current rates and, occasionally, the creation of temporary and permanent taxes. Some of these changes may increase, directly or indirectly, our tax burden, which may increase the prices we charge for our services, restrict our ability to do business and, therefore, materially and adversely impact our business and results of operations. In addition, certain tax laws may be subject to controversial interpretations by tax authorities. If tax authorities interpret tax laws in a manner inconsistent with our interpretations, we may be adversely affected, including by the full payment of taxes due, plus charges and penalties.

Currently, there are proposals in the Brazilian Congress for the implementation of a Brazilian tax reform. Among the proposals under discussion, there is the possibility of a complete change in the consumption tax system, which would extinguish three federal taxes — IPI, PIS and COFINS, the ICMS, which is a state tax, and the ISS, which is a municipal tax, to create a new Tax on Transactions with Goods and Services, or the IBS, that would be levied on consumption. Furthermore, the Brazilian federal government presented, through Bill No. 3887/2020, a new proposal for the Brazilian tax reform for the creation of the Social Contribution on Transactions with Goods and Services, or the CBS, replacing the contributions of the PIS and the COFINS, providing for a 12% rate, with ample right to credit. More recently, the Brazilian federal government introduced Bill No. 2337/2021, also called the “second phase” of the Brazilian tax reform, which relates to income taxation, including dividend taxation, adjustments in calculation basis and corporate tax rates, changes in taxation of income and gains related to investments in the Brazilian capital markets (i.e., taxation of financial assets and investment funds, etc.), among others. The implementation of the Brazilian tax reform is subject to the legislative process, which includes evaluation, voting, veto and amendments, all carried out by the legislative branch, the Brazilian national congress and the Brazilian president. Therefore, it is not possible to determine, at the outset, which proposed changes will be effectively implemented and how they may directly or indirectly affect our business and results, which would come into effect in the year following the conversion of such projects into law. If the Brazilian tax reform takes effect or if there are any changes in the applicable tax laws and regulations that alter the applicable taxes or special regimes during or after their effective periods, our business and results may be adversely affected.

In Chile, over the past decade, several substantial changes have been made to the income tax system, including increases in corporate and personal income tax rates. In February 2020, the Chilean Congress passed Law No. 21,210 (the “2020 Chilean Tax Reform”), including several amendments to the Chilean tax system. Among these amendments, the 2020 Chilean Tax Reform provides for (i) the elimination, effective from January 1, 2020, of the coexistence of the attributed income tax system and the consolidation of a partially integrated single tax system for large companies, which was created in 2014, with an income tax rate of 27%, (ii) the creation of a new special tax regime for small and medium-sized companies, with an income tax rate of 25% that can be fully integrated into final taxes, (iii) phasing out the tax refunds that Chilean holding companies could claim for corporate taxes paid by their Chilean subsidiaries as a result of absorbing the holding companies’ tax losses with dividends received from such subsidiaries, (iv) increasing the maximum rate of taxes to 40% for personal income tax applicable to resident individuals, (v) application of VAT to foreign digital services used in Chile and (vi) stricter requirements for private investment funds to benefit from preferential tax treatment. Based on Chile’s current social and political environment following the civil unrest that began in October 2019, the Chilean government may introduce further tax reforms aimed at limiting tax exemptions and/or preferential tax treatments. The 2020 Chilean Tax Reform and the interpretation of the RSI (the Chilean tax authority), or the potential approval of future tax reforms, may have other consequences for us, and there can be no guarantee that the current tax burden will not be adjusted in the future to finance future social reforms promoted by the Chilean government or to achieve other purposes.

Further changes in the tax laws of the jurisdictions in which we operate could arise as a result of the base erosion and profit shifting project being undertaken by the OECD. The OECD, which represents a coalition of member countries that includes Chile, Colombia and the United States, has undertaken studies and is publishing action plans that include recommendations aimed at addressing what they believe are issues within tax systems that may lead to tax avoidance by companies. The OECD has extended inclusion to non-OECD countries under their Inclusive Framework on Base Erosion and Profit Shifting, or BEPS, bringing together over 100 countries to collaborate on the implementation of the OECD BEPS Package. This framework allows interested countries and jurisdictions to work with the OECD and G20 members on developing standards on BEPS-related issues and reviewing and monitoring the implementation of the whole BEPS Package. Included within this expanded group of countries are several additional jurisdictions in which we do business. It is possible that the additional jurisdictions in which we do business could react to these initiatives or their own concerns by enacting tax legislation that could adversely affect us or our shareholders through increasing our tax liabilities.

Besides changes in tax legislation, we are subject to inspections by tax authorities at the various jurisdictions in which we operate. As a result of such inspections, our tax positions may be questioned by the tax authorities, which can result in legal and administrative proceedings. For example, Brazilian tax authorities regularly inspect companies and have recently intensified the number of inspections they conduct, showing particular concern for certain matters such as inventory control, goodwill amortization expenses, corporate restructuring and tax planning, among others. Any legal and administrative proceedings relating to tax matters may adversely affect us. We cannot guarantee that the provisions for any tax proceedings will be correct, that there will be no identification of additional tax exposure, and that it will not be necessary to establish additional tax reserves for any tax exposure. Any increase in the amount of taxation as a result of challenges to tax positions could adversely affect our business, results of operations and financial condition.

Outbreaks of communicable diseases worldwide, such as COVID-19, could lead to greater volatility in the global capital markets and result in negative pressure on the global and local economy of the markets where we operate, which could have an adverse effect on our results of operations and financial condition and affect the trading price of our Securities.

On March 11, 2020, the WHO declared the pandemic arising from COVID-19, leaving it up to member- countries to establish the best practices for preventive actions and treatment of those infected. Consequently, the COVID-19 outbreak resulted in restrictive measures involving the movement of people imposed by governments of several countries in the face of the extensive and rapid spread of the virus, including quarantine and lockdowns around the world. Among the consequences of these measures, there were restrictions on travel and public transportation, extended closures of workplaces, interruptions to supply chains, closures of businesses and an overall reduction in consumption by the population. The adoption of the measures described above, together with the uncertainty brought about by the COVID-19 outbreak, have had an adverse impact on the global economy and on the global capital markets, including in Brazil and Latin America. Similar impacts to those described above could arise again, generating fluctuations in the trading price of securities around the world, including the trading price of our Securities.

The COVID-19 outbreak resulted and a significant outbreak of other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide. Any material change in the global financial markets or in the Latin American or Brazilian economy as a result of any such outbreak could reduce the interest of Brazilian and foreign investors in our Securities, which could reduce their market price and make it difficult for us to access the capital markets and finance our operations in the future on acceptable terms.

The extent to which COVID-19 will still impact the global and local economy of the markets where we operate will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning new strains of COVID-19 and the severity of the actions to contain such new strains or treat their impact, particularly the effectiveness of the existing vaccines, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our financial condition and results of operations may be materially adversely affected.

Any further decline in Brazil’s credit rating could adversely affect the trading price of our Securities.

We may be adversely affected by investors’ perception of risks related to the credit rating of Brazil’s sovereign debt. Risk rating agencies regularly assess Brazil and its sovereign risk scores, which are based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, debt metrics and the prospect of changes in any of these factors.

In September 2015, Standard & Poor’s initiated a review of Brazil’s sovereign credit risk rating, downgrading it to a grade below “investment grade.” Since then, Brazil has suffered successive downgrades in its rating by the three major risk rating agencies in the world. As of the date of this annual report, Standard & Poor’s, Moody’s and Fitch rated Brazil’s sovereign credit rating as BB-stable, Ba2 stable and BB-stable, respectively.

Continuing or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further downgrades. We cannot guarantee that credit bureaus will maintain these ratings on Brazilian credit. Any further downgrade of Brazil’s sovereign credit ratings could increase investors’ perception of risk and, as a result, negatively affect the price of our Securities.

Changes in legislation and regulations in Chile may have an adverse effect on our business.

Our Chilean subsidiaries are subject to a certain set of Chilean laws and regulations, and there can be no assurance that such laws and regulations will remain unchanged. Changes in legislation, whether due to the repeal of existing legislation, the imposition of additional regulation, the enactment of new applicable legislation or changes in official interpretations of existing rules by the competent authorities, may affect our Chilean subsidiaries’ way of conducting their business and may have an adverse effect on our business.

In the past, the Chilean government has modified, and has the ability to modify laws, monetary, fiscal, tax and other policies to influence the Chilean economy. We have no control over government policies and cannot predict how government intervention will affect the Chilean economy or, directly and indirectly, our business, results of operations and financial condition. For example, as part of the COVID-19 economic and financial aid package promulgated by the Chilean Congress, from July 2020 to April 2021, three laws (Law No. 21,248; Law No. 21,295; and Law No. 21,330) were passed to allow affiliates of the private pension system governed by Decree Law No. 3,500, to withdraw funds (up to 10% each time, subject to certain limitations) from their personal pension funds accounts.

Industry laws and regulations change at the national, regional and local levels, and these changes can impose costs and other difficulties that can prevent our Chilean subsidiaries from properly developing their business and achieving expected results. In addition, any change in regulation, the interpretation of existing regulations, the imposition of additional regulations or the enactment of new legislation that affects any of the companies could have an adverse impact, directly or indirectly, on the financial condition and results of operations.

For example, there have been some legislative efforts in labor matters that could affect the operational costs of our Chilean subsidiaries. For instance, there are several bills under discussion to shorten the work week from 5-6 days to 4 days a week, and from 45 hours to 40-38 weekly hours, with no salary decrease. There is also discussion to force companies to distribute among eligible employees, between 8% to 15% of a company’s profits (depending on the company’s size), subject to certain limits. Likewise, the minimum wage was recently increased to Ch$350,000/month under a government plan that intends to gradually increase it to up to Ch$500,000/month. These changes, and other that may arise in the future, could impact labor costs associated with our operations and affect our income.

A severe earthquake or tsunami in Chile could negatively affect the Chilean economy and our facilities and, as a result, negatively impact our business, financial condition and consolidated operating results.

Chile is on the Nazca tectonic plate, one of the most seismically active regions in the world. Chile has been adversely affected by powerful earthquakes in the past, including a magnitude 8.8 Richter scale earthquake in south-central regions in 2010, and a magnitude 8.3 Richter Scale earthquake in northern Chile in 2014 that caused several blackouts due to damage to the local electricity distribution network, and a magnitude 8.4 Richter Scale earthquake in northern Chile in 2015. An earthquake of magnitude 9.5 Richter Scale occurred in Valdivia, Chile, in 1960, which remains the largest recorded earthquake in modern history.

A severe earthquake or tsunami in Chile could damage our facilities and have an adverse impact on the Chilean economy and us, including our business, financial condition and consolidated operating results. Our facilities are also susceptible to damage from fire and other catastrophic disasters arising from natural or man- made accidental causes, as well as acts of terrorism and health pandemics or other contagious outbreaks. A catastrophic event could cause disruption to our business, significant reductions in our revenues or significant additional costs.

Under a constitutional provision, the Chilean government has the power to seize or expropriate our assets under certain circumstances.

Pursuant to Article 19 No. 24 of the Chilean Constitution, the Chilean government may exercise its eminent domain powers over our assets, if the government considers the action required in order to protect public interests. According to Decree-Law (Decreto con Fuerza de Ley) No. 2186 of 1978, eminent domain powers can be exercised through a process of administrative expropriation, the result of which can be appealed to a civil court. In the event of expropriation, we would be entitled to compensation for the expropriated assets. However, the offset may be less than the price at which the expropriated asset could be sold in an open market sale or the asset’s value as part of an ongoing deal.

Risks Relating to the WOB Acquisition

We may be unable to successfully integrate Witt O’Brien’s operations or to fully realize targeted synergies, revenues and other expected benefits of the WOB Acquisition.

Through the WOB Acquisition, we expanded our business into new markets, in particular in North America. Achieving the expected benefits of the proposed WOB Acquisition will depend on the timely and efficient integration of Witt O’Brien’s operations, business cultures, marketing practices, branding and personnel. This integration may not be completed as quickly and smoothly as expected. The challenges involved in the integration include, among others, the following:

●	increasing the scope, geographic diversity and complexity of our operations;
●	integrating Witt O’Brien’s’ command center and offices to our existing operations;
●	rebranding Witt O’Brien’s and devising a coherent marketing strategy in the U.S. market and Witt O’Brien’s’ other markets;
●	managing employee attrition and potential disruptions in our business;
●	retaining our or Witt O’Brien’s’ key customers, or both;
●	retaining our or Witt O’Brien’s’ key executives and employees;

●	the potential impact on the relationships between us, industry partners, service providers and other third parties;
●	distracting both companies’ managements from our ongoing operations;
●	aligning Witt O’Brien’s’ standards, processes, procedures and controls with ours;
●	integrating our various systems, including those involving management information, accounting and finance, information technology, sales, billing, employee benefits, payroll and regulatory compliance; and
●	facing other material risks not detected in the due diligence process.

If any of the risks discussed were to materialize, this could disrupt our operations and cause the integration of Witt O’Brien’s to become more onerous, time-consuming and costly than anticipated. In addition, the potential benefits of the acquisition of Witt O’Brien’s may not be realized to the full extent, in a timely fashion or at all. In particular, we may not be able to capitalize on the expected opportunities for cost and sales synergies.

Representations and warranties, covenants and claims for damages under the WOB SPA are limited in scope and amount and are subject to time limits.

All representations and warranties claims and claims for damages that we may have against the WOB Sellers under the WOB SPA are subject to customary scope, amount and time limitations and qualifications. There is no certainty that our contractual protections under the WOB SPA will be sufficient to ensure we will be able to recover all claims we may have against the WOB Sellers.

The WOB Acquisition may expose us to liabilities and contingencies, including as a result of the Deepwater Horizon/BP Macondo Incident, which became potential liabilities for us as a result of the completion of the WOB Acquisition.

Witt O’Brien’s is party to certain lawsuits and other proceedings involving a significant amount. On April 22, 2010, the Deepwater Horizon, a semi-submersible deep-water drilling rig operating in the U.S. Gulf of Mexico, sank after an apparent blowout and fire resulting in a significant flow of hydrocarbons from the BP Macondo well (the “Deepwater Horizon/BP Macondo Well Incident”). Seacor provided spill and emergency response services in connection with the Deepwater Horizon/BP Macondo Well Incident. In December 2010, O’Brien’s Response Management, L.L.C. (former Witt O’Brien’s) was named as defendant among multiple parties in several claims arising from the Deepwater Horizon/BP Macondo Well Incident, including a putative class “B3” master complaint concerning the clean-up activities generally and the use of dispersants specifically as well as individual civil actions alleging “B3” exposure-based injuries and/or damages. Although all claims against Witt O’Brien’s have been dismissed by the U.S. District Court of the Eastern District of Louisiana, the “B3” master complaint is still pending and there is no certainty that current defendants will not try to tender any of the ongoing plaintiff’s claims to Witt O’Brien’s.

In addition, in connection with claims relating to clean-up operations following the Deepwater Horizon/BP Macondo Well Incident, BP Exploration & Production, Inc. and BP America Production Company (together, “BP”) acknowledged and agreed to indemnify and defend Witt O’Brien’s pursuant and subject to certain contractual agreements and potential limitations. No assurance can be given that the BP will honor its obligation to indemnify Witt O’Brien’s under these arrangements.

On February 12, 2014, BP entered into a class action settlement that would resolve, among other things, clean-up related personal injury claims against BP. Although Witt O’Brien’s was not a party thereto, such settlement set forth a back-end litigation option for class members to pursue individual claims against BP for “later-manifested physical conditions” as well as BP’s right to seek indemnity from any third party, to the extent BP has a valid indemnity right. BP has tendered several claims for indemnity pursuant to the settlement to Witt O’Brien’s, most of which have been dismissed with prejudice, as well as personal injury claims being pursued by plaintiffs who opted out of the settlement. Witt O’Brien’s plans to continue disputing BP’s right to any indemnification for the remaining claims.

If BP were to fail to honor its contractual obligations or if the courts were to decide in favor of BP with respect to the disputed claims, Witt O’Brien’s may be faced with significant monetary payments that could materially and adversely affect its financial position, results of operations and cash flows.

In addition, Witt O’Brien’s may have liabilities that we failed, or were unable, to discover in the course of performing our due diligence investigations of Witt O’Brien’s. We may learn additional information about Witt O’Brien’s that materially adversely affects us, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

The indemnities that we may receive from the WOB Sellers under the WOB SPA may be insufficient to protect or indemnify us for any liabilities and contingencies that we did not identify during the due diligence process or that were identified but were estimated to be lower than the actual amounts. If we incur significant costs as a result of such liabilities or contingencies, our business, financial condition and results of operations may be adversely affected.

Witt O’Brien’s could incur liabilities in connection with its provision of spill response services.

Although companies are generally exempt in the United States from liability under the Clean Water Act (“CWA”) for their own actions and omissions in providing spill response services for oil spills, this exemption would not apply if a company were found to have been grossly negligent or to have engaged in willful misconduct, or if it were to have failed to provide these services consistent with the National Contingency Plan or as otherwise directed under the CWA. In addition, the exemption under the CWA would not protect a company against liability for personal injury or wrongful death claims, or against prosecution under other federal or state laws. All of the coastal states of the United States in which Witt O’Brien’s provides services have adopted similar exemptions, but, several inland states have not. If a court or other applicable authority were to determine that Witt O’Brien’s does not benefit from federal or state exemptions from liability in providing emergency response services, or if the other defenses asserted by Witt O’Brien’s and its business segments are rejected, Witt O’Brien’s could be liable together with the local contractor and the responsible party for any resulting damages, including damages caused by others, subject to the indemnification provisions and other liability terms and conditions negotiated with its domestic customers. In the international market, Witt O’Brien’s does not benefit from the spill response liability protection provided by the CWA and, therefore, is subject to any protections available under the liability terms and conditions negotiated with its international clients, in addition to any other defenses available to Witt O’Brien’s and its business segments. If Congress repeals the current US$137.6595 million cap for non- reclamation liabilities under the Oil Pollution Act of 1990 for offshore facilities or otherwise scales back the protections afforded to contractors thereunder, there may be increased exposure for remediation work and the cost for securing insurance for such work may become prohibitively expensive. Without affordable insurance and appropriate legislative regulation limiting liability, drilling, exploration, remediation and further investment in oil and gas exploration in the U.S. Gulf of Mexico may be discouraged and thus reduce the demand for Witt O’Brien’s’ services.

We may incur additional costs in relation to Witt O’Brien’s internal controls and information systems.

We may find it necessary to incur expenses and spend time to correct deficiencies and implement additional training to improve Witt O’Brien’s internal controls over financial reporting. Should Witt O’Brien’s not maintain internal controls and policies and procedures over financial reporting that are comparable or compatible to those required of a public company, this may amplify our risks and liabilities with respect to our ability to maintain appropriate internal controls and procedure. If these deficiencies are serious, and if we cannot remedy them before the filing of our second annual report on Form 20-F following the Business Combination, we may not be able to conclude that our internal controls are effective under Section 404 of the Sarbanes-Oxley Act as well as SEC rules relating to internal controls over financial reporting. See “— In preparing our financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.” If this were to occur, investors might lose confidence in our financial statements and the price of our Securities could fall.

Witt O’Brien’s relies on several customers and marketing agreements for a significant share of its revenues, the loss of any of which could adversely affect its businesses and operating results.

Witt O’Brien’s’ top 10 customers accounted for a significant share of its total revenue. The portion of Witt O’Brien’s revenues attributable to any single customer may change over time, depending on the level of relevant activity by any such customer, the segment’s ability to meet the customer’s needs and other factors, many of which are beyond its control. The loss of business from a significant customer could have a material adverse effect on Witt O’Brien’s business, financial condition, results of operations and cash flows. Further, to the extent any of Witt O’Brien’s customers experience an extended period of operating difficulty, including as a result of the integration of Witt O’Brien’s to our existing operations, Witt O’Brien’s revenues, results of operations and cash flows could be materially adversely affected.

Risks Relating to Our Securities

The market price and trading volume of our Securities have been and may be continue to be extremely volatile and could decline significantly.

The price of our Class A Ordinary Shares, as well as the price of our Warrants, have been and may continue to be extremely volatile in the future. Our Class A Ordinary Shares and Warrants began trading on the NYSE American on March 6, 2023 and as such, are newly listed, have a limited public float and a short trading history to date. For instance, on March 14, 2023, the Class A Ordinary Shares experienced an intra-day trading high of $22.24 per share and a low of $5.37 per share. In addition, from March 6, 2023 to May 11, 2023, the closing price of Class A Ordinary Shares on the NYSE American ranged from as low as $5.26 to as high as $25.35 and daily trading volume ranged from 9,129 to 8,383,749 shares. Likewise, on the same period, the closing price of our Warrants on the NYSE American ranged from as low as $0.31 to as high as $0.72 and daily trading volume ranged from 100 to 248,265 Warrants. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. These broad market fluctuations may adversely affect the trading price of the Class A Ordinary Shares and Warrants.

Factors affecting the trading price of our Securities may include, without limitation:

●	actual or anticipated fluctuations in our consolidated quarterly financial results or the quarterly financial results of companies perceived to be similar to it;
●	changes in the industries in which we and our customers operate;
●	material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;
●	developments involving our competitors;
●	variations in our operating performance and the performance of our competitors in general;
●	changes in the market’s expectations about our operating results;
●	our operating results failing to meet market expectations in a particular period;
●	operating and stock price performance of other companies that investors deem comparable to us;
●	publication of research reports by securities analysts about us or our competitors or our industry;
●	the public’s reaction to our press releases, our other public announcements and filings with the SEC;
●	actions by shareholders, including the sale of substantial amounts of our Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;
●	“short squeezes;”
●	our ability to integrate and retain key personnel, identify and recruit additional key individuals, and manage additions and departures of key personnel;
●	commencement of, or our involvement in, litigation;
●	our ability to enhance our acquisition strategies;
●	changes in laws and regulations affecting our business;
●	our ability to meet compliance requirements;

●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of our Class A Ordinary Shares available for public sale;
●	any significant change in our Board or management; and
●	general economic and political conditions such as recessions or fear of recessions, interest rates, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars, fuel prices, international currency fluctuations, delays in tax refunds, as well as events such as natural disasters, acts of war (including the recent conflict in Ukraine), terrorism, catastrophes and pandemics.

These and other external factors, some of which are beyond our control, may have caused and may continue to cause the market price and demand for the Class A Ordinary Shares and Warrants to fluctuate substantially. Any of such factors could have a material adverse effect on your investment in our Securities, and our Securities may trade at prices significantly below the price you paid for them, which may limit or prevent you from readily selling your Securities and may otherwise negatively affect the liquidity of the Class A Ordinary Shares and Warrants. In such circumstances, the trading price of our Securities may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of our Securities irrespective of our operating performance. The stock market in general, and the NYSE American in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our Securities, may not be predictable. A loss of investor confidence in the market for emergency response or the stocks of other companies which investors perceive to be similar to us could depress the trading price of our Securities and our business, prospects, financial conditions or results of operations. A decline in the market price of our Securities also could adversely affect our ability to issue additional securities and to obtain additional financing in the future.

A “short squeeze” due to a sudden increase in demand for our Class A Ordinary Shares that largely exceeds supply may lead to extreme price volatility in our Class A Ordinary Shares.

Investors may purchase our Class A Ordinary Shares to hedge existing exposure or to speculate on the price of our Class A Ordinary Shares. Speculation on the price of our Class A Ordinary Shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of the Class A Ordinary Shares available for purchase on the open market, investors with short exposure may have to pay a premium to repurchase the Class A Ordinary Shares for delivery to lenders of the Class A Ordinary Shares. Those repurchases may in turn dramatically increase the price of the Class A Ordinary Shares until additional Class A Ordinary Shares are available for trading or borrowing. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the Class A Ordinary Shares that are unrelated or disproportionate to our financial condition, results of operations or our future prospects and, once investors purchase the Class A Ordinary Shares necessary to cover their short positions, the price of the Class A Ordinary Shares may rapidly decline. Shareholders that purchase the Class A Ordinary Shares during a short squeeze may lose a significant portion of their investment.

Subject to the terms and conditions of the Warrant Agreement, our Warrants are exercisable for our Class A Ordinary Shares, which may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders, and adversely affect the market price of our Class A Ordinary Shares.

Outstanding Warrants to purchase up to 16,180,000 of our Class A Ordinary Shares are exercisable at a price of $11.50 per share. As long as we have an effective registration statement covering the issuance of the Class A Ordinary Shares issuable upon exercise of the Public Warrants, the Public Warrants may only be exercised for cash. The Private Warrants may be exercised on a “cashless” basis by the Sponsor or its permitted transferees and on the same basis as the Public Warrants if held by holders other than the Sponsor or its permitted transferees.

To the extent such Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of our Class A Ordinary Shares and increase the number of our shares eligible for resale in the public market. We believe the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants on a cash basis. On May 11, 2023, the last reported sales price of our Class A Ordinary Shares was $6.90 per share and the last reported sales price of our Warrants was $0.39 per warrant. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our Class A Ordinary Shares. However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, our Warrants may expire worthless.

We may issue additional Class A Ordinary Shares from time to time, including under our Omnibus Incentive Plan or in connection with equity or convertible debt offerings to finance our growth and implementation of our business strategy. Any such issuances would dilute the interest of our shareholders and likely present other risks.

We may issue additional Class A Ordinary Shares from time to time, including under our Omnibus Incentive Plan. Class A Ordinary Shares reserved for future issuance under our Omnibus Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to time-based and performance-based vesting conditions, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. We intend to file a registration statement on Form S-8 under the Securities Act to register the issuance of up to 1,108,597 Class A Ordinary Shares issuable under the Omnibus Incentive Plan. In addition, we may file one or more registration statements on Form S-8 under the Securities Act to register additional Class A Ordinary Shares or securities convertible into or exchangeable for Class A Ordinary Shares issued pursuant to our Omnibus Incentive Plan. Any future Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements may be immediately available for sale in the open market.

We may also issue additional Class A Ordinary Shares from time to time in connection with equity or convertible debt offerings to finance our growth and implementation of our business strategy, including as part of an acquisition. Because our decision to issue additional equity or debt securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of Class A Ordinary Shares and be dilutive to existing shareholders. In addition, our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by substantial sale of our Securities by securityholders, which could result in a significant decline in the trading price of our Class A Ordinary Shares and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. In addition, a significant decline in the trading price of our Class A Ordinary Shares could potentially impact our ability to use equity securities as consideration in acquisitions or as a potential source of liquidity for future growth.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company in the United States.

As a public company in the United States that qualifies as a foreign private issuer, we are subject to certain of the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act and other requirements by the NYSE American. The Exchange Act requires the filing of annual reports on Form 20-F and current reports on Form 6-K with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting.

As a result of these rules and regulations, we will incur substantial legal, accounting and financial compliance costs that we did not previously incur and some activities will become more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified people to serve on our Board, our Board committees or as executive officers.

In addition to the above, we expect that compliance with these requirements will increase our legal and financial compliance costs. Our management team and many of our other employees and independent contractors will need to devote substantial time to compliance and may not effectively or efficiently manage its transition into a public company.

We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company in the United States, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. Implementation of such changes is costly, time-consuming and, even if implemented, may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis. Any delay could impact our ability or prevent us from timely reporting our operating results or timely filing reports with the SEC. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. We may need to significantly expand our employee and independent contractor base in order to support our operations as a public company, increasing our operating costs.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could negatively affect the trading price of our Securities.

We are and will continue to be an “emerging growth company” and are subject to reduced SEC reporting requirements applicable to emerging growth companies.

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our Securities that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the Closing of the Business Combination. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our Ordinary Shares less attractive because we will rely on these exemptions, which may result in a less active trading market for our Ordinary Shares and its price may be more volatile.

We may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act requires, among other things that, as a listed company, our principal executive officer and principal financial officer certify the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting. We continue to develop and refine our disclosure controls and procedures and our internal control over financial reporting. However, we have not yet assessed our internal control over financial reporting for the purposes of complying with item 404 of the Sarbanes-Oxley Act and will only be required to do so in connection with our second annual report on Form 20-F following consummation of the Business Combination. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of a privately- held company.

Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements resulting from the Business Combination. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our Class A Ordinary Shares. Failure to timely implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability.

We are a “controlled company” within the meaning of the rules of the NYSE American. As a result, we qualify for exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

Ambipar controls a majority of the voting power of our Ordinary Shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE American. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

●	the requirement that a majority of its board of directors consist of independent directors;
●	the requirement that the nominating and corporate governance committee is composed entirely of independent directors; and
●	the requirement that the compensation committee is composed entirely of independent directors.

Currently, we do not plan to utilize the exemptions available for controlled companies, but are relying on the exemption available for foreign private issuers to follow our home country governance practices instead. If we cease to be a foreign private issuer or if we cannot rely on our home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE American corporate governance requirements.

Our controlling shareholder may take actions which are not necessarily in our interest or in the interest of our other shareholders.

Our Class A Ordinary Shares, which are listed, have one vote per share, and our Class B Ordinary Shares have 10 votes per share. By virtue of their holdings of all of the issued and outstanding Class B Ordinary Shares, as of the date of this annual report, Ambipar holds approximately 96.0% of our voting power. Accordingly, except with respect to the limited matters as to which Cayman Islands corporate law requires approval by a majority of votes cast by shareholders other than the controlling shareholder, Ambipar controls and is expected to control all matters submitted to our shareholders for the foreseeable future, including the election of directors, certain amendments of our organizational documents, compensation matters, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

Ambipar may have interests that differ from ours or our other shareholders’ and may vote in a way with which such shareholders disagree and which may be adverse to their interests. This concentrated control is likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer, or proxy contest for the removal of directors. As a result, our governance structure and our governing documents may have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.

Additionally, being a controlled company, relevant risks materializing at the ultimate parent level could have a negative impact on the trading price of our Securities and our financial condition, credit ratings or reputation.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of our Securities.

We are considered a “foreign private issuer” under the Exchange Act and are therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we have four months after the end of each fiscal year to file our annual report with the SEC, are not required to file certain periodic reports at all, and are not required to file other periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. issuers with securities registered under the Exchange Act. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Securities. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Securities. Accordingly, investors may receive less or different information about us than you would receive about a U.S. issuer.

In addition, as a “foreign private issuer,” we are permitted to follow certain home-country corporate governance practices in lieu of certain NYSE American requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NYSE American requirement with which it does not comply followed by a description of its applicable home country practice. We currently intend to follow some, but not all of the corporate governance requirements of the NYSE American. With respect to the corporate governance requirements that we do follow, we cannot make any assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available NYSE American exemptions that would allow us to follow our home country practice. Unlike the requirements of the NYSE American, we are not required to, under the corporate governance practice and requirements in the Cayman Islands, have our Board consisting of a majority of independent directors, nor are we required to have a compensation committee or a nomination or corporate governance committee consisting entirely of independent directors, or have regularly executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of our Securities.

In the future, we may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We could lose our status as a “foreign private issuer” under applicable securities laws and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders (as defined in “Item 10.E. Additional Information—Taxation—Certain United States Federal Income Tax Considerations”) and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States, or if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The determination of foreign private issuer status will be made annually on the last business day of our second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2023.

If we lose our status as a “foreign private issuer” in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file with the SEC periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs. Further, our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, including significant additional legal, accounting and other expenses, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We do not expect to pay dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay dividends to shareholders in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board and will depend on our financial condition, results of operations, capital requirements, restrictions contained in the Cayman Islands Companies Act and in future agreements and financing instruments, business prospects and such other factors as our Board deems relevant. As a result, investors may not receive any return on an investment in our Class A Ordinary Shares unless they sell our Class A Ordinary Shares for a price greater than that which they paid for them. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

Our only principal asset is our interest in Emergencia and accordingly, we depend on distributions from Emergencia to pay our debts and other obligations.

We are a holding company and have no material assets other than our interests in Emergencia. We are not expected to have independent means of generating revenue or cash flow, and our ability to pay taxes and operating expenses, as well as dividends in the future, if any, is dependent upon the financial results and cash flows of Emergencia. There can be no assurance that Emergencia will generate sufficient cash flow to distribute funds to us, or that applicable law and contractual restrictions, including negative covenants under any debt instruments, if applicable, will permit such distributions. In addition, according to the Deeds of Debentures and the IBBA Loan Agreement, Emergencia must maintain a minimum net debt to EBITDA ratio and, according to the Deeds of Debentures, Emergencia shall not pay dividends or interest on equity or make other distributions to its shareholders if an event of acceleration or an event of default has occurred and has not been cured within the applicable grace period set forth in the Deeds of Debentures. Emergencia may enter into additional financing or other agreements in the future that may restrict the distribution of dividends or other payments to shareholders. If Emergencia does not distribute sufficient funds to us to pay our taxes or other liabilities, we may default on contractual obligations or have to borrow additional funds. In the event that we are required to borrow additional funds, it could adversely affect our liquidity and subject us to additional restrictions imposed by lenders.

Anti-takeover provisions in our governing documents might discourage, delay or prevent a change in control or changes in our management and, therefore, depress the trading price of our Securities.

Our governing documents contain provisions that may make our acquisition more difficult, including the following:

●	Notice Requirements for Shareholder Proposals. Cayman Islands law and our Articles provide that one or more shareholders together holding at least one-third of the votes entitled to be cast at our general meetings may request the convening of our extraordinary general meeting or the addition of one or more items to the agenda of any general meeting. The request must be deposited at the registered office and must be signed by the relevant requisitionists. Our governing documents also specify certain requirements regarding the form and content of a shareholder’s requisition, including stating the purposes of the requested meeting. These requirements may make it difficult for our shareholders to bring matters before a general meeting.
●	Special Resolutions. Our governing documents require special resolutions adopted at an extraordinary general meeting for any of the following matters, among other things: (a) a decrease of the share capital and of any capital redemption reserves, (b) an amendment to the governing documents or change of its name, (c) changing its registration to a different jurisdiction, (d) merge or consolidate with one or more constituent companies, upon such terms as the directors may determine, (e) change the number of directors of the Board and (f) in a winding up, direct the liquidator to divide amongst the shareholders our assets, value the assets for that purpose and determine how the division will be carried out between the shareholders or different classes of shareholders. Pursuant to our governing documents any special resolution may be adopted at a general meeting at which a quorum is present (except as otherwise provided by mandatory law) by the affirmative votes of at least two-thirds (2∕3) of the votes validly cast on such resolution by shareholders entitled to vote.

These anti-takeover provisions could discourage, delay or prevent a transaction involving a change in our control or changes in our management, even if such transaction would benefit our shareholders, and therefore, adversely affect the trading price of our Securities.

The trading market for our Securities will be influenced by the research and reports that analysts may publish about us, our business, our market and our competitors, or by the lack of any such research and reports. If we do not meet the expectations of these analysts, the market price of our Securities may decline.

The trading market for our Securities will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Securities or publish inaccurate or unfavorable research about our business, the price of our Securities may decline. If few analysts cover us, demand for our Securities could decrease, and our Securities and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.

We expect fluctuations in our results of operations, making it difficult to project future results, and if we fail to meet the expectations of analysts or investors with respect to our results of operations, our stock price could decline.

Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:

●	fluctuations in demand for or pricing of our service;
●	our ability to attract new customers or retain existing customers;
●	customer expansion rates;
●	seasonality;
●	investments in new features and functionality;
●	the speed with which we are able to provide our services to customers;
●	changes in customers’ budgets, the timing of their budget cycles and purchasing decisions;
●	our ability to control costs, including our operating expenses;
●	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses;
●	the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;
●	the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;
●	the effects and timing of acquisitions and their integration;
●	general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;
●	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
●	health epidemics or pandemics, such as the COVID-19 outbreak;
●	the impact, or timing of our adoption, of new accounting pronouncements;
●	changes in regulatory or legal environments that may cause us to incur, among other things, expenses associated with compliance;
●	the overall tax rate for our business, which may be affected by the mix of income we earn in Brazil and in jurisdictions with different tax rates, the effects of stock-based compensation and the effects of changes in our business;
●	the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

●	changes in the competitive dynamics of our market, including consolidation among competitors or customers; and
●	significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our services.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors or analysts who follow our stock, the price of our Securities could decline substantially, and we could face costly lawsuits, including securities class actions.

Substantial future sales, or the perception of future sales, of our Securities could cause the market price of our Securities to decline, even if our business is doing well.

Pursuant to the Investor Rights Agreement, Ambipar, the Sponsor and certain other persons listed thereto have agreed that, during the applicable lock-up period and subject to certain exceptions, they will not sell or assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any of our Securities, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, any of our Securities, whether any such transaction is to be settled by delivery of such Security, in cash or otherwise, or publicly announce any intention to effect any such transaction. Further, the Investor Rights Agreement provides the Sponsor and certain other parties thereto with customary demand registration rights and piggy-back registration rights with respect to registration statements filed by us after the Closing. See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders—Investor Rights Agreement.”

Upon expiration of the applicable lock-up period and upon the effectiveness of any registration statement that we file pursuant to the above-referenced Investor Rights Agreement, in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act, our shareholders may sell large amounts of our Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of our Class A Ordinary Shares or putting significant downward pressure on the trading price of our Class A Ordinary Shares.

Further, sales of our Ordinary Shares upon expiration of the applicable lockup period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of our Ordinary Shares could have a tendency to depress the price of our Class A Ordinary Shares, which could increase the potential for short sales.

We cannot predict the size of future issuances of our Ordinary Shares or the effect, if any, that future issuances and sales of shares of our Ordinary Shares will have on the market price of our Class A Ordinary Shares. Sales of substantial amounts of our Ordinary Shares, or the perception that such sales could occur, may materially and adversely affect prevailing market prices of our Class A Ordinary Shares.

An active trading market for our Securities may not develop or be sustained, which would adversely affect the liquidity and price of our Securities.

The price of our Securities may fluctuate significantly due to the market’s reaction to our performance and general market and economic conditions. An active trading market for our Securities may never develop or, if it develops, it may not be sustained. Investors may be unable to sell their Ordinary Shares and Warrants unless a market can be established and sustained.

We may be unable to satisfy listing requirements in the future, which could limit investors’ ability to effect transactions in our Securities and subject us to additional trading restrictions.

We may be unable to maintain the listing of our Securities in the future. If we are delisted, we could face significant material adverse consequences including:

●	a limited availability of market quotations for our Securities;
●	reduced liquidity for our Securities;

●	a determination that our shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to obtain capital, pursue acquisitions, issue additional securities or obtain additional financing in the future.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause investors to lose some or all of their investment.

We may be forced to write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in us reporting losses. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that charges of this nature are reported, could contribute to negative market perceptions about us or our Securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we currently are and may in the future be subject. Accordingly, any of our shareholders could suffer a reduction in the value of their Securities as a result of the foregoing factors and would be unlikely to have a remedy for such reduction in value.

Being a public company requires significant resources and management attention and may affect our ability to attract and retain executive management and qualified Board members.

As a result of the Business Combination, we became subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the NYSE American listing requirements and other applicable securities law, rules and regulations. As such, we expect to incur additional legal, accounting and other expenses to comply with such reporting requirements. These expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. See “— We are and will continue to be an “emerging growth company” and are subject to reduced SEC reporting requirements applicable to emerging growth companies.” The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants in the future to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, higher costs necessitated by ongoing revisions to disclosure and governance practices and a diversion of management’s time and attention from revenue generating activities to compliance activities. We expect these laws and regulations to increase our legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which would further increase expenses.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our Board, particularly to serve on our audit committee, and qualified executive officers.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

We depend on our shareholder Ambipar for many support services, certain of which are provided only on a transitional basis while others may be provided for the foreseeable future on arms-length terms.

We rely on certain administrative and other resources of Ambipar, including information technology, controllership, organization and corporate support activities, marketing, invoicing, debt collection, facilities, human resources, accounting documentation, archive, compliance, fleet management, project assessment, quality assurance, labor safety, investor relations, sustainability advisory services, treasury and legal services, to operate its business. Emergencia entered into a Cost Sharing Agreement with Ambipar to retain the ability to use these resources. The Cost Sharing Agreement allows Ambipar to terminate the agreement, at its sole discretion, for as long as it controls us, with sixty days’ prior written notice to Emergencia, and Emergencia to terminate the agreement with one hundred-eighty days’ prior written notice to Ambipar, with the reimbursement of all reasonable and duly documented costs and expenses incurred by Ambipar until the date of the delivery of the written notice and all reasonable and duly documented additional costs and expenses that Ambipar reasonably incurs in order to cease and terminate the Cost Sharing Agreement. The services provided under the Cost Sharing Agreement may not be sufficient to meet our needs and may not be provided at the same level as when the entities comprising Emergencia were direct and indirect wholly- owned subsidiaries of Ambipar. Emergencia and Ambipar will rely on each other to perform their obligations under the Cost Sharing Agreement. If Ambipar is unable to satisfy its material obligations under the agreement, or if the agreement is terminated, we may not be able to obtain such services at all or obtain the services on terms as favorable as those in the Cost Sharing Agreement, and could as a result suffer operational difficulties or significant losses. See also “—Risks Relating to Our Business and Industry—We may face potential conflicts of interest in negotiations with related parties.”

In addition, before entering into the Cost Sharing Agreement, Emergencia and its subsidiaries received informal support from Ambipar as wholly owned subsidiaries of Ambipar, and the level of this informal support may diminish as we become a more independent company. Any failure or significant interruption of our own administrative systems or in the Ambipar’s administrative systems during the term of the Cost Sharing Agreement could result in unexpected costs, impact our results or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

Our business and operations could be negatively affected if we become subject to any securities litigation, shareholder activism, regulatory actions or compliance issues which could cause us to incur significant expenses, hinder execution of business and growth strategies, including by distracting our management and impacting the price of our Securities.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations has been increasing recently, especially in the context of special purpose acquisition company business combinations. Volatility in the share price of our Securities or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert our management attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with customers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, the price of our Securities could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

The dual class structure of our Ordinary Shares may adversely affect the trading market for our Class A Ordinary Shares.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indices. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P Mid Cap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI Inc. (“MSCI”), a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in indices that exclude companies with multi-class share structures, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Class A Ordinary Shares. We cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A Ordinary Shares less attractive to investors and, as a result, the market price of our Class A Ordinary Shares could be adversely affected.

We may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to warrantholders, thereby making their Warrants worthless.

We have the ability to redeem our outstanding Warrants, at any time prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of our Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which they send the notice of redemption to the warrantholders (“Reference Value”) equals or exceeds $18.00 per share (as adjusted). If and when the Warrants become redeemable, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem our Warrants as set forth above even if the holders are otherwise unable to exercise our Warrants. Redemption of our outstanding Warrants as described above could force holders to: (1) exercise their Warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (2) sell their Warrants at then-current market price when they might otherwise wish to hold their Warrants; or (3) accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, we expect would be substantially less than the market value of their Warrants.

In addition, we have the ability to redeem our outstanding Warrants at any time prior to their expiration, at a price of $0.10 per Warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted). In such a case, the holders will be able to exercise their Warrants prior to redemption for a number of our Class A Ordinary Shares determined based on the redemption date and the fair market value of our Class A Ordinary Shares. The value received upon exercise of our Warrants (1) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Warrants, including because the number of ordinary shares received is capped at 0.361 Class A Ordinary Shares per Warrant (subject to adjustment) irrespective of the remaining life of the Warrants.

In the event that we elect to redeem all of our outstanding Warrants, we would only be required to have the notice of redemption mailed by first class mail, postage prepaid by us not less than 30 days prior to the redemption date to registered holders of the outstanding Warrants to be redeemed at their last address as they shall appear on the registration books.

Our management has the ability to require holders of our Warrants to exercise such Warrants on a cashless basis which would cause holders to receive fewer ordinary shares upon their exercise of the Warrants than they would have received had they been able to exercise their Warrants for cash.

If we call our Warrants for redemption after the redemption criteria described elsewhere in this annual report have been satisfied, our management will have the option to require any holder that wishes to exercise their Warrant (including any Warrants held by the Sponsor, HPX’s former officers or directors or their permitted transferees) to do so on a “cashless basis.” If our management chooses to require holders to exercise their Warrants on a cashless basis, the number of Class A Ordinary Shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his Warrant for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in us.

Risks Relating to U.S. Tax

We may be or may become a Passive Foreign Investment Company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares or Warrants.

If we are (or our predecessor HPX is) a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and additional reporting requirements. Given that we are treated as the successor to HPX for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC asset and income tests will be applied for the taxable year ending December 31, 2023 and subsequent taxable years based on the assets and activities of the combined business. Based on the composition of our assets and income, we are not expected to be a PFIC for the taxable year ending December 31, 2023 or subsequent taxable years.

However, our PFIC status for any taxable year is an annual factual determination that can be made only after the end of such taxable year and may depend in part on the value of our unbooked goodwill (which is generally determined in large part by reference to the market price of our Class A Ordinary Shares from time to time, which could be volatile); accordingly, there can be no assurance regarding our PFIC status for the current taxable year or any future taxable year.

Additionally, even if we are not a PFIC, our Class A Ordinary Shares will generally be treated as stock of a PFIC with respect to a U.S. Holder that held HPX Class A Ordinary Shares in a prior taxable year in which HPX was treated as a PFIC. Absent certain elections, a determination that we are a PFIC (or, in the circumstances described above, that HPX was a PFIC) for any taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which such U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC.

For a more detailed discussion of the PFIC rules and the risks and tax consequences of PFIC classification to U.S. Holders of our Class A Ordinary Shares, please see “Item 10.E. Taxation — Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company.” U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to holders of our Class A Ordinary Shares.

Item 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Our history dates back to April 2008, when we founded our environmental emergencies operations as part of the broader Ambipar Group created in 1995 by Mr. Tercio Borlenghi Junior, who is the chairman of our Board and our indirect controlling shareholder.

Over the years following our foundation, we focused on building a fully integrated platform in Latin America by executing a strategy to increase our reach, market share and complementary portfolio of services through strategic acquisitions, thus being established as a leading environmental, emergency response and industrial field services provider in Brazil. To expand our operations, we acquired SOS COTEC — Consultoria e Tecnologia e Ecológica S.A. (“SOS COTEC”) in September 2011, then one of the main Brazilian providers of emergency response services on highways.

In July 2012, the Ambipar Group acquired 51% of the share capital of Emergencia, which controlled the companies Suatrans Emergência S.A. (“Suatrans Brazil”) and Suatrans Chile S.A. (“Suatrans Chile”), one of the main emergency response service providers in relation to railroads and industrial plants in Brazil. Through this acquisition, we entered the Chilean market, launching our international operations.

In 2016, we acquired Ecosorb S.A. in Brazil and began our operations in the emergency response segment at ports and port terminals.

In January 2018, the Ambipar Group acquired the remaining outstanding share capital of Emergencia, which became our parent company.

Due to the demand for emergency solutions from our customers in Europe, we acquired Braemar Response Ltd. (currently, Ambipar Response Limited) in October 2018, a British company founded in 1948 with extensive experience in providing emergency response services in England, Wales, Scotland and Northern Ireland, and began to expand our activities to Europe. In October 2018, we also acquired WGRA — Gerenciamento de Riscos Ambientais Ltda. (“WGRA”), a Brazilian provider of emergency services focused on the demand of insurance companies.

In 2019, we acquired Atmo Hazmat Ltda., which focuses on road emergencies in Brazil. During that same year, as part of Ambipar Group’s rebranding strategy, we renamed all the companies in our group under the AMBIPAR brand, strengthening our brand and image so that customers would have a unified perception of all of our group activities.

In 2020, Ambipar went public and, as a result, we implemented several initiatives to strengthen the quality of our corporate governance, including the adoption of an audit committee at the Ambipar level, and a robust risk management policy.

In that same year, we accelerated our successful expansion strategy by acquiring Allied International Emergency, LLC (currently, Ambipar Response AIE, LLC), One Stop Environmental LLC (currently, Ambipar Response OSE, LLC), Intracoastal Environmental LLC (currently, Ambipar Response Intracoastal, LLC) and Custom Environmental Services, Inc (currently, Ambipar Response CES, Inc.), which are based in the United States in the States of Texas, Alabama and Florida, Georgia, and Colorado, respectively. Through these acquisitions, we began operations in the United States.

In 2021, we completed the following acquisitions:

●	Enviroclear Site Services Limited (currently, Ambipar Site Services Limited), a UK company based in Wales specialized in emergency response and industrial cleaning;
●	Orion Environmental Services Ltd., a Canadian company specialized in emergency response and industrial cleaning;
●	Environmental Management Services Inc. (currently, Ambipar Response EMS, Inc.), a U.S. environmental consulting and remediation service provider;
●	Inversiones Disal Emergencias S.A., a Chilean holding company that owns 50% of Suatrans Chile (after such acquisition, we consolidated the control of Suatrans Chile);
●	SABI TECH S.A.S. (currently, Ambipar Response Colombia S.A.S.), a Colombian emergency response service provider in railroads;
●	SWAT Consulting Inc. (currently, Ambipar Response SWAT, Inc.), a U.S. emergency response service provider;
●	Controlpar Participações S.A. (currently, Ambipar Response ES S.A.), a Brazilian provider of consulting services focused on accident prevention and environmental licensing;
●	Arrowdale LLC (currently, Ambipar Response PERS, LLC ), also known as Professional Emergency Resource Services, a U.S. first-level (remote contact with the end-user over the telephone) response service provider;
●	Lynx Creek Industrial and Hydrovac LTD. and Emerge Hydrovac Inc., two Canadian emergency response and industrial service providers;
●	Lehane Environmental and Industrial Services Limited, an Irish industrial service provider specialized in tank cleaning; and
●	JM Serviços Integrados Ltda., Lacerda e Lacerda Serviços de Transporte e Emergências Ambientais Ltda., MDTEC Engenharia e Serviços Ltda. (currently, Ambipar Response Gás Ltda.), Fênix Emergências Ambientais Ltda. and APW Ambiental e Transporte Ltda., five bolt-on acquisitions in Brazil with complementary service offerings to strengthen our position in specific regions.

In 2022, we completed the following acquisitions:

●	RG Consultoria Técnica Ambiental S.A., a Brazilian specialist in railway emergency response services operating in the state of Mato Grosso;
●	First Response Inc., a Canadian specialist in environmental emergency response services focused on firefighting, with eight service centers in the provinces of British Columbia and Alberta;
●	Dracares Apoio Marítimo e Portuário Ltda. (currently, Ambipar Response Dracares Apoio Marítimo e Portuário S.A.), a Brazilian specialist in response services to offshore and onshore oil spill, with eight service centers and 20 vessels;
●	Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda. (currently, Ambipar Flyone Serviço Aéreo Especializado, Comércio e Serviços S.A.), a Brazilian specialist in aerial emergency response to wildfires, with 12 service centers and 19 proprietary aircrafts;
●	BIOENV Análises Ambientais Ltda. (currently, Ambipar Response Analytical S.A.), a Brazilian specialist in environmental analysis and oversight, with one laboratory center;
●	CTA Serviços em Meio Ambiente Ltda. (currently, Ambipar Response Fauna e Flora Ltda.), a Brazilian specialist in environmental emergency response services, in particular with respect to preserving, protecting and rehabilitating fauna and flora, with 20 service centers in the states of Rio de Janeiro, Espírito Santo and Bahia and a multidisciplinary team of more than 140 employees;
●	Graham Utility Hydrovac Services, a Canadian specialist in industrial services and emergency response for the road transport industry, with a strategically located service center in Belleville, Canada;
●	Ck7 Servicos de Manutencao Industrial e Reparos Em Geral Ltda (currently, Ambipar Response Tank Cleaning S.A., and known as C-Tank), a Brazilian based specialist on vessel tank cleaning, with headquarters in Niteroi, Rio de Janeiro, which further expanded our portfolio and strengthened our position on the oil and gas market;
●	Ridgeline Canada Inc., a Canadian emergency response company with 16 operation centers in Canada and focused on level 1 (24-hour remote emergency response by telephone) and level 2 (consulting and subcontracting of responders) services; and
●	Witt O’Brien’s, a U.S. crisis and emergency management service provider for both the public and private sectors, supporting clients in several countries across the world to ensure the continuity, stability, and resilience of their mission-critical operations.

On May 3, 2022, Ambipar Emergency Response, our ultimate holding company, was incorporated as a Cayman Islands exempted company with limited liability for the purpose of consummating the Business Combination. The Company is duly registered with the Cayman Islands Registrar of Companies.

In March 2023, we completed the Business Combination and the listing of our Class A Ordinary Shares and Warrants on the NYSE American. Since then, we are a publicly-held company subject to certain reporting requirements of the Exchange Act.

The Company owns no material assets other than its interests in its wholly-owned subsidiary, Emergencia. In addition, the Company does not operate any business other than through Emergencia. Emergencia is a sociedade anônima organized under the laws of Brazil.

Corporate Information

The Company’s registered office is located at the offices of CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands. Central management and control of the Company are exercised in Brazil with its principal executive office located at Avenida Angélica, 2346, 5th Floor, São Paulo, São Paulo, Brazil, 01228-200 and its telephone number +55 (11) 3429-5000. Investors should submit any inquiries to the address and telephone number of our principal executive office set forth above.

The Company’s principal website address is http://www.ir.response.ambipar.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this annual report, and you should not consider it a part of this annual report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is http://www.sec.gov.

Our agent for service of process in the United States is Capitol Services, Inc, 1218 Central Ave Ste 100, Albany, New York, 12205.

Capital Expenditures

Please refer to “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a description of our principal capital expenditures for the previous three years ended December 31, 2022 and those planned for 2023. We currently do not have any significant divestiture in progress.

B.Business Overview

Our Purpose and Vision

Our purpose is to help our customers address environmental and sustainability challenges to contribute to a sustainable world and protect the environment for the generations to come.

Our vision is to become a global reference in client-focused, integrated environmental solutions.

Overview

We are a leading environmental, emergency response and industrial field service provider in Brazil with presence in 39 countries in Latin America, North America, Europe, Africa, Antarctica, Asia and Oceania as of December 31, 2022. Through our international platform, our sophisticated special equipment and our highly qualified personnel, we provide our customers with a full suite of environmental services organized around prevention, training and emergency response on all transportation modes. Our portfolio includes a broad variety of services such as environmental remediation, industrial field services, industrial cleaning of chemical and non- chemical products and of hazardous and non-hazardous waste, consulting services focused on accident prevention and environmental licensing. We believe we are pioneers in offering several environmental and industrial field services across the value chain, in addition to being a market leader for innovation and the use of cutting-edge environmental technologies.

Our diversified customer base of over 10,000 customers as of December 31, 2022 ranges from local to blue chip and multinational companies operating in a wide range of industries, including chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking and cement, among others. Our broad and recurrent portfolio includes services contracted through our subscription model, such as emergency response services for highway accidents, industrial chemical spills and dry port emergencies, as well as services contracted through spot agreements, such as gas decommissioning, industrial silo cleaning and underground gas tanking cleaning.

We started our environmental emergencies operations in 2008 as part of the broader Ambipar Group founded in 1995 by Mr. Tercio Borlenghi Junior, chairman of our Board and our indirect controlling shareholder. Over the years, we have focused on building a fully integrated platform in Latin America by applying a strategy of increasing our reach, market share and complementary services through strategic acquisitions, including the acquisitions of SOS COTEC in 2011, Suatrans Brazil and a stake in Suatrans Chile in 2012, and WGRA in 2018. In 2021, we acquired Ambipar Response ES S.A. (formerly known as Controlpar Participações S.A.), thereby improving our portfolio of accident prevention services. In 2022, we have completed six acquisitions in Brazil that expanded the breadth of our services offering, including Dracares Apoio Marítimo e Portuário Ltda, which strengthened our oil spill operations; Flyone Serviço Aéreo Especializado, Comércio e Serviços Ltda., through which we began our activities of fighting wildfires through aircrafts; and CTA Serviços em Meio Ambiente Ltda., through which we act in the rescue of animals and recovery of flora impacted by oil spills.

In 2018, we started our international expansion with the acquisition of Braemar Response Ltd., a British company founded in 1948 with extensive experience in responding to environmental emergencies, responding to our customers’ demand in Europe. In 2020, we acquired Allied International Emergency, LLC in the United States, which provides emergency response, environmental remediation and industrial services. In addition to that acquisition, since 2020, we have completed seven other acquisitions in the United States, including the WOB Acquisition, six in Canada (including our recent acquisition of Ridgeline Canada Inc. in August 2022), two in Europe and two in Latin America (including the consolidation of our control of Suatrans Chile). We believe that the WOB Acquisition has been and continues to be transformational for us as it strengthened our presence on continents where we were already active and allowed us entry into Asia and Oceania.

In 2022, we executed more than 37,000 service deliveries to our customers. We organize our services within three categories: (i) emergency response and industrial field services; (ii) consulting services focused on accident prevention and environmental licensing; and (iii) training services.

Emergency Response and Industrial Field Services

Our emergency response and industrial field service category comprises the response to accidents involving hazardous and non-hazardous chemical and non-chemical products and waste and natural disasters (fire, flood, and hurricanes), as well as tank cleaning, silo cleaning, asbestos removal, vessel and container cleaning, waste transportation and disposal, soil remediation, turnaround, and decommissioning. We also provide biological emergency management and response services, including in relation to epidemics and pandemics such as the COVID-19 pandemic. Over the years, we have been called to remediate significant environmental accidents, such as the 2019 Brumadinho mining dam collapse in Brazil, and the 2015 fire in Port of Santos in Brazil, which lasted 10 days, as well as the Callao oil spill at the Peruvian shoreline, characterized by the Peruvian Ministry of Foreign Affairs as one of the worst climate disasters in recent times. In addition, we supported containment efforts relating to the COVID-19 pandemic in the United Kingdom, in conjunction with the British army, and in Brazil at office buildings, schools, and in aircraft, buses, and other locations. Considering our prominent role in emergency situations, we have been recognized as a point of reference by public authorities in Brazil, such as the Brazilian Marines, which sent a number of its Marines to train at our training grounds in Nova Odessa, Brazil.

In order to serve our customers efficiently and expeditiously, we operate through a broad network of service centers (some of which are dedicated to specific customers), which are strategically distributed across South America, North America, Europe, Africa and Antarctica. These service centers are equipped with high-quality assets that are subject to frequent preventive maintenance to keep them in excellent condition and we follow standard procedures for each hazardous material category in accordance with the safety guidelines set forth by the United Nations. As of December 31, 2022, we had 236 service centers across five continents.

Our service centers are linked to four regional fully automated centralized operations centers — one in Brazil operating nationwide and in Antarctica, one in Chile serving countries in Latin America other than Brazil, one in the United Kingdom serving Europe and Africa, and one in the United States serving North America. These operation centers manage the emergency response services and other jobs by centralizing the strategic decisions involved in the process of serving our customers. They are responsible for operating a 24/7/365 dedicated hotline that responds to our customers’ orders for emergency response and industrial field services, both subscribed and at spot, and, when required, promptly send the appropriate commands to the service center that is closest to the location where the service will be rendered. These operations centers can track assets in real time by using geographic information system — GIS and geoprocessing tools, and therefore allow for a fast and efficient deployment of equipment and personnel to handle the relevant service.

Consulting services focused on accident prevention and environmental licensing

Our consulting services include highly complex accident prevention and environmental impact studies for various industries to mitigate accident risks and ensure client compliance with the requirements under the applicable environmental licensing processes. Over the past 15 years, we have performed several consulting projects to clients in sectors such as oil and gas, mining, energy, infrastructure and logistics, ports and terminals, sanitation, steel, petrochemicals, beverages and pulp and paper. Our consulting business operates via a Global Environmental Solutions (GES) platform, offering complete and innovative environmental products and services to our customers, with a portfolio including studies of locational alternatives for projects, environmental licensing, construction management and HSE ( Health, Safety and Environment) as well as the execution of environmental programs, management of contaminated areas, effluents and contaminant waste. We seek to innovate in connection with the technical delivery of our products and services, through the development of technological solutions that optimize results using digital tools and geotechnologies, which initiatives culminated in the formation of a partnership with the Environmental Systems Research Institute — ESRI®.

Training Services

In addition, we offer more than 40 professional training programs related to preventing, fighting and remediating emergencies. These services are supported by our proprietary multimodal training centers, in which we perform real-world simulations and provide periodic training to customers, as well as our employees and government agents that cooperate with us in the field, such as environmental agencies, firefighters, policemen, the army and the navy, in each case from countries such as the United Kingdom, Portugal, Brazil, Chile and Argentina, among others. As of December 31, 2022, we had four training centers in North and South America.

We participate in technical cooperation programs with several high-profile environmental agencies, which include the publishing of technical articles on emergency protocols to governmental authorities as well as the attendance of meetings and audiences with various governmental authorities and non-governmental associations, including the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas — ABNT) in Brazil and the National Fire Protection Association — NFPA in the United States, to contribute our expertise to the development of supporting materials and of technical standards. For example, in line with changes in legislation on the storage and transportation of hazardous products, we publish a Hazardous Products Self-Protection Manual, which is currently in its 16th edition. In 2019, we launched the first edition of the Manual for the Environmental Emergency Prevention and Readiness in Ports, Marinas and Terminals.

As of December 31, 2022, we employed more than 5,000 people, including trained responders, who are trained to follow applicable regulatory guidelines and rigorous safety protocols.

Our Competitive Strengths

We are a leading environmental, emergency response and industrial field service provider in Brazil with a strong and growing global presence. We plan to build on our core strengths to continue serving a wide range of important customers across the world.

Competitive advantages in a substantially fragmented market.

The global market for environmental, emergency response and industrial field services is substantially fragmented. In addition, on a global level, there are only few competitors with the capabilities to offer their services globally and as a result, we believe that our value proposition to offer a diversified portfolio of environmental, emergency response and industrial field services covering an extensive geographical area across the supply chain has a strong appeal for customers, in particular clients that operate globally such as multinational petrochemical and commodities companies. Moreover, we believe that our exclusive focus on environmental, emergency response and industrial field services in multiple countries sets us apart from our competitors. Typically in a fragmented market such as ours, most players are local, covering small geographies and covering particular services niches. We are one of very few companies with an international reach as well as specialized personnel on-the-ground to service local markets, enabling us to act both at the local, national and international levels. For the U.S. market, which was responsible for a significant portion of our revenue in 2021, the Environmental Business Journal estimated in 2019 that, for 2020, the total revenue of the remediation and industrial field services market would be $14.6 billion, with the two leading players having less than 5% of the total market share in terms of revenue, calculated as the sum of such leading companies’ revenue for the field and emergency response services segment for the year ended December 31, 2020 divided by the total revenue for 2020 of the estimated U.S. remediation and industrial services market, according to publicly available information of such players.

Entering and expanding internationally in a market such as ours requires significant financial resources, operating expertise and a qualified workforce to build profitable operations. We believe that our leading position in Brazil together with our long history in the marketplace, international scale and proficiency, safety profile, comprehensive service capabilities, capillarity, and highly-skilled and trained personnel serve as solid competitive advantages, which we believe help us foster and maintain customer loyalty and mitigate the risks of competitive pressure.

Standardized services rendered at large scale.

We rendered high-quality environmental, emergency response and industrial field services over 37,000 times in 2022 through our network of service centers spread across five continents and furnished with state- of-the-art equipment, which are linked to our four regional, fully automated centralized operations centers that expedite our response to customer demand. We carefully select the locations of our service centers to optimize our network. The density of our network helps us stay close to our clients and increase our client base. In addition, our multimodal training centers ensure that our staff receives what we believe to be industry-leading training in order to best serve our customers following the utmost quality and safety standards.

In addition, by hiring and training our technical staff in Brazil to serve customers across the world, we believe that we can take advantage of our scale and know-how to deliver superior services at a lower cost than players who operate only in developed countries, thus improving our margins. For instance, with the acquisition of Controlpar Participações S.A. in 2021, we increased our staff of highly-qualified technical employees located in Brazil, who create customized solutions to support our customers’ needs for sustainability, environment, oceanography, geoprocessing, outsourced technical personnel, and managing system at a global scale.

Increased commitment to sustainable practices under a favorable regulatory environment.

We are committed to integrating sustainability into our business practices. One of our main goals is to help our clients adopt and improve their environmental, social and governance (“ESG”) practices and mitigate adverse environmental impacts of their operations on communities. We believe that our services are conducive to long-term sustainability, and that the global transition towards sustainable practices presents an attractive business opportunity within our industry. In 2020, we joined the United Nations Global Compact, the largest corporate sustainability initiative in the world organized by the United Nations, and committed to joining efforts to advance all 17 of the United Nations’ sustainable development goals — SDGs, including developing inclusive and sustainable industrialization, supporting affordable and clean energy, fighting climate change, restoring and protecting life below water and on land, ending extreme poverty, improving gender equality and reducing other inequalities, among other goals. By joining the Global Compact, we took an important step towards the full alignment of our business with social and environmental sustainability standards and reinforced our commitment to these values, which we also seek to transmit to our customers.

Sustainability is not only a priority for us, but increasingly also for our clients. Businesses across the globe continue to realize that a focus on sustainability is ever more important to meeting the increasing demands and expectations of customers and stakeholders for environmental responsibility. In addition to market demand, sustainable practices are prompted by a new and stricter regulatory framework together with increasing regulatory oversight, incentivizing or mandating green practices. In Brazil and elsewhere, applicable rules and regulations assign criminal liability to environmental damages. As a result, it is increasingly essential for businesses to have a global, trustworthy and recognized environmental, emergency response and industrial field services provider like us to help them navigate the complex compliance rules as well as adopt appropriate procedures to respond to sustainability challenges. We believe that, as the ESG regulatory framework further develops, we will be well positioned to benefit from a recurring demand for environmental, emergency response and industrial field services.

Solid financial performance and consistent organic and inorganic growth.

We have demonstrated our ability to grow our business through a combination of organic growth, accretive acquisitions and tight cost control, while remaining resilient through slow economic cycles such as during the COVID-19 pandemic.

Our track-record of profitable growth is largely a result of a disciplined strategy of pursuing accretive acquisitions and our ability to integrate companies of different sizes. Since our founding in 2008, we have completed 36 acquisitions. Our experience in identifying suitable targets, acquiring them on what we believe are relatively attractive terms and integrating them successfully into our business has generated significant profit and cash flow accretion. Our business model enables us to leverage our position to optimize the purchase price paid for these acquisitions while using our acquired network to generate synergies and benefits of scale. We seek to capture operational and financial synergies, ensuring quality, operational efficiency and sustainable growth. We also benefit from the expertise brought by the targets in their niche services. For example, with our acquisitions in the United States, we have added asbestos cleaning to our portfolio of services, and by acquiring Lehane Environmental and Industrial Services Limited in Ireland, we integrated their technology and expertise in tank cleaning. We then incorporate the target’s expertise to expand our offering in all of our markets. By bringing new expertise into our offerings, we improve our portfolio and increase customer retention.

Further, the success of our international expansion demonstrates our strong ability to enter into new markets through acquisitions. The specialization and ability to provide services at scale allows us to be competitive internationally. For further information about our recent acquisitions, see “—A. History and Development of the Company.”

In addition, we have built a business which we believe will achieve a strong organic growth, which is based on four pillars consisting of (i) operating through standardized service centers, (ii) building and operating centralized emergency operation centers, (iii) offering hazardous materials training centers and (iv) participating in relevant technical committees across the jurisdictions where we operate. The combination of these pillars allows us to be a one-stop-shop for emergency and industrial services, which has translated into a historical organic growth in its client base, an increase in services provided and consequently an increase in net revenue and profits over the years.

Large and diversified customer base with long-standing relationships.

We serve more than 10,000 clients in 39 countries (including Antarctica), many of which have decade- long relationships with us and several of which have been using our services on a recurring basis for more than five years. Our customer base consists of a broad mix of clients, spanning from local transport companies to multinational mining companies. Our clients operate in a variety of industries, such as chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking, cement, among others. The breadth of our offering allows us to become deeply embedded within our clients, who rely on us to undertake an essential role for their core business, and creates cross-selling opportunities. Our capabilities and customized solutions allow us to build strong client relationships that grow and expand over time. We believe that our long- standing customer relationship and diverse customer base limits our credit exposure to any one customer and potential cyclicality in any one industry.

In addition, the listing of our parent Ambipar in the Brazilian stock exchange enhanced and expanded our relationship with blue-chip companies, which rely on high compliance and governance standards required from listed companies. We believe that becoming a publicly listed company in the United States with shares traded in the NYSE American will open doors to many new opportunities that we can capitalize on.

Highly experienced management team and well-established corporate governance practices.

We operate in a well-structured manner to facilitate the effective execution of our growth plan. The principal managers of our technical teams have more than 20 years of experience in our industry and more than 7 years of experience, on average, working with us. Our experienced team has already demonstrated its ability to grow our business both organically and inorganically.

Our management team is supported by Ambipar’s internal compliance and audit committees and organized under strict corporate governance policies and guidelines, which are in the center of all our actions. Excellence in corporate governance is fundamental to how we manage and operate our company, from our everyday business to ESG issues. Ambipar is also listed on the Novo Mercado segment of the B3, which has the strictest governance requirements on the B3.

Our Strategy

We are excited about our future and believe we can continue to scale our business and expand our footprint well into the future. We aim to continue strengthening our market position by implementing the key strategies set forth below.

Continue investing in our international expansion through acquisitions, in particular in North America.

We intend to further strengthen and expand our international footprint and to selectively enter new markets. We already operate a sizeable international business and intend to replicate the successful business model of our Latin American operations to other countries in the developed markets with the goal of becoming a global leader in our industry. For the execution of our acquisition strategy in various geographies, we apply a methodology that uses specific qualitative and quantitative criteria to identify and carefully select targets, which results in the identification of companies, the acquisition of which we believe has a high probability of creating value, as shown in the chart below.

In particular, we seek to grow in the North American market, which benefits from a strong demand and a developed regulatory framework. In the United States, we will continue to prioritize geographic and portfolio expansion through organic and inorganic investments. Our U.S. acquisition strategy contemplates as key elements finding local targets with solid reputation in local markets, passionate and experienced management teams, entrepreneurs and business owners who share our vision for long-term growth (and who we usually keep on as employees for at least the transition process), sustainable value creation and strong corporate culture. We believe that this strategy facilitates a smooth integration process and that such acquired companies comply with the highest standards of quality that in turn facilitate growth within our platform. The completion of the WOB Acquisition, our largest acquisition to date, is aligned with this strategy and we believe will not only significantly strengthen our position in the United States, including as a result of Witt O’Brien’s presence in the public sector, but also allow us access to the Asian and Oceanian markets, which will significantly expand our global reach.

By expanding our operations internationally, we aim at reducing costs through centralizing back-office operations of our acquired assets and optimizing performance through cross-selling services across different geographies, which has a direct impact in the acquired companies’ margins and, as a result, increases our return on investment.

Strengthen market share in Brazil and in other markets by capitalizing on market growth opportunities, with strong tailwind from ESG compliance.

We expect that the remediation and industrial field services market will grow faster than global GDP growth in the short to medium-term. We understand that the remediation and industrial field services market growth is driven by nominal GDP growth and increased demand for compliance with stricter ESG regulations. A stronger GDP is associated with more transportation of hazardous materials, an increase in industrial activity and, thus, increased events which demand service expertise. In addition, our industry has seen a global outsourcing trend, which is driven by the need for specialization and lower costs to clients. We intend to leverage our position as a leading environmental, emergency response and industrial field services provider in Brazil with a broad geographic footprint to benefit from the expected market growth and gain market share in the several markets we serve. We believe that a business strategy that bundles extensive geographic coverage with a broad portfolio of standardized services constitutes a strong value proposition for customers. We are continuously looking for new possibilities to expand and innovate our business model, our footprint and product offering. We intend to capitalize on our difficult-to-replicate combination of standardized services to provide a one-stop-shop for emergency response and industrial field services. We believe our focus on sustainability, workforce safety and innovation, as well as our passionate commitment to customer service, provides for a long-term sustainable business model. In addition to organic growth initiatives, the fragmentation in our market offers significant opportunities for consolidation through M&A activity, and we will continue to pursue acquisition opportunities to expand our geographic reach, service lines and customer base.

Invest in our commercial team to increase cross-selling and in business development with potential customers.

As we expand our geographical footprint and services portfolio of acquired companies, we seek to benefit from our scale and the breadth of our services to increase cross-selling and ultimately drive incremental volume into our services. Cross-selling is largely driven by our capability of sharing know-how and technology developed among our businesses in different markets to our clients globally. In Brazil, for example, we did not customarily offer industrial services. We are now offering the services of industrial cleaning, specialized in cleaning of contaminant products and confined environments to our Brazilian clients, an expertise we gained from the North American companies that we acquired. In addition, the WOB Acquisition has provided us with a new and complementary customer base and has created and we believe will further create meaningful commercial synergy opportunities that we expect will be materialized through cross-selling initiatives between Witt O’Brien’s consulting services that we do not currently offer, such as post-emergency mitigation planning and applications development, and our current offering of large-scale emergency response services.

As part of this strategy, we intend to further develop relationships with multinational, blue chip clients that require extensive geographic coverage, both organically and inorganically. Our commercial team is an essential part of our organic business development strategy. From 2019 to 2022, we opened 66 service centers only in Brazil. We plan to invest in new commercial offices as well as in training our commercial team and those of acquired companies to strengthen our relationship with existing customers and attract new customers. In addition, we seek to leverage our acquired companies’ client portfolio by generating business leads through the recommendation of complementary services to those already provided to these clients by the acquired companies.

The WOB Acquisition

On September 13, 2022, Ambipar Holding USA, Inc., our wholly owned subsidiary (“Ambipar USA”), entered into a purchase and sale agreement with ORM Holdings Inc. and ORM Holdings II LLC (the “WOB Sellers”), as sellers, and Seacor Holdings Inc. (“Seacor”), as parent of the WOB Sellers and Witt O’Brien’s, LLC (collectively with its subsidiaries, “Witt O’Brien’s”), to acquire all of the issued and outstanding membership interests in Witt O’Brien’s, LLC from the WOB Sellers (the “WOB Acquisition”).

The closing of the WOB Acquisition took place on October 24, 2022. In consideration for the transferred membership interests, Ambipar USA paid to Seacor at closing an aggregate of $161,500,000 in cash, subject to certain adjustment provisions set forth in the WOB SPA. After the consummation of the WOB Acquisition, Witt O’Brien’s, LLC became our indirect wholly owned subsidiary.

O’Brien’s Response Management Inc. (“O’Brien’s Response”), a wholly-owned subsidiary of Witt O’Brien’s, owned a 50% ownership interest in O’Brien’s do Brasil Consultoria em Emergências e Meio Ambiente S.A. (“O’Brien’s do Brasil”), a joint venture with Environpact Consultoria em Engenharia e Meio Ambiente Ltda. (“Environpact”), a wholly-owned subsidiary of OceanPact Serviços Marítimos S.A. (“OceanPact”), through which Witt O’Brien’s conducted certain of its operations in Brazil. As part of the integration of Witt O’Brien’s’ operations with our business, Environpact, as purchaser, O’Brien’s Response, as seller, and Witt O’Brien’s and OceanPact, as intervening-consenting parties, entered into a sale and purchase agreement on January 17, 2023, pursuant to which, subject to customary closing conditions, including regulatory approvals, O’Brien’s Response agreed to sell the totality of its ownership interest in O’Brien’s do Brasil to Environpact for the amount of R$11.0 million, thus terminating the joint venture upon closing. The transaction closed on February 23, 2023. Environpact has ceased to use the O’Brien’s brand, which we will continue to use as part of our activities in Brazil and worldwide.

For further information on the risks related to the WOB Acquisition, see “Item 3.D. Key Information—Risk Factors—Risks relating to the WOB Acquisition.”

About Witt O’Brien’s

Witt O’Brien’s provides crisis and emergency management services for both the public and private sectors that ensure the continuity, stability, and resilience of its clients’ mission-critical operations. These services strengthen clients’ resilience and assist their response to natural and man-made disasters in four core areas: preparedness, response, recovery, and mitigation.

●	Preparedness: To assist clients in emergency preparations, Witt O’Brien’s brings decades of expertise in emergency planning, supported by program assessment, training and exercise, and project management. Planning services include comprehensive emergency management plans, disaster recovery plans, hazard identification, sheltering and evacuation, financial cost recovery, and a host of other options designed to enhance disaster readiness.
●	Response: When a disaster does occur, such as a pandemic, oil spill, vessel incident or hurricane, Witt O’Brien’s provides on-site emergency management services that focus on operations, incident management, crisis communications and logistics coordination, with the goal of strengthening clients’ ability to manage a disaster.

●	Recovery: Witt O’Brien’s assists qualified clients plan for, obtain and administer federal disaster recovery funds following major disasters by utilizing its expertise in accessing federal support through disaster financial services, program management for the U.S. Federal Emergency Management Agency (FEMA) Public and Individual Assistance, which provides financial and direct services to government entities and certain private nonprofits as well as eligible individuals and households affected by a disaster, and the U.S. Department of Housing and Urban Development (HUD) Community Development Block Grant — Disaster Recovery, which provides funds to help cities, counties and states to recover from presidentially declared disasters.
●	Mitigation: To reduce the impact of future disasters on operations, Witt O’Brien’s provides mitigation planning and applications development, including environmental and historic reviews and benefit- cost analysis to maximize federal funding.

Members of Witt O’Brien’s management have an established track record in the crisis and emergency management services. Challenges that Witt O’Brien’s addresses include business continuity, climate resilience, community development, educational system resilience, emergency response and recovery, environmental cleanup, environmental health and safety compliance, housing assistance, infrastructure restoration, public health support, risk mitigation, and social program delivery.

Witt O’Brien’s delivers its solutions through two primary operating segments: Government Solutions and Corporate Solutions. Government Solutions comprises the following four practice areas:

●	Readiness & Resilience: assistance with building community and infrastructure resilience through pre- disaster planning services that range from training and exercises to enhance preparedness, to after- action reviews that improve posture for future events.
●	Response Operations: maintaining a 24/7 Command Center support and stand-by contracts in disaster- prone regions, enabling immediate activation. These solutions include surge support teams for critical Emergency Operation Center (“EOC”) functions, assessing debris removal priorities, monitoring post-disaster debris removal to comply with federal regulations, vaccination testing program support, temporary shelter programs, and post-disaster logistical support.
●	Infrastructure Services: public works reconstruction and restoration to build long-term stability and infrastructure resiliency. These solutions include disaster recovery strategy, integration of public and private funding streams to maximize financial resources, program management for utility and public works restoration, recovery program implementation, and project construction management.
●	Community Services: community development and social services to improve quality of life through post-disaster community recovery, housing assistance including rental and mortgage assistance programs, small business and economic stability, and grants management and compliance.

Similarly, Corporate Solutions is organized around the following four practice areas:

●	Communications: crisis communications and public relations services, primarily for the maritime industry. Services include pre-event planning and training for corporate spokespersons and management teams.
●	Emergency Management: regulation-driven emergency preparedness and response through services supporting compliance with U.S. regulations, designing and maintaining compliant preparedness plans, regular training and drills, and on-call response support.
●	Corporate Resilience: business continuity and crisis preparedness planning through program reviews and gap analyses, pre-event crisis management and planning, business continuity program designs and implementation, training and communication programs, and exercises for executive, regional and divisional leadership.
●	Environmental Health & Safety (“EHS”) Compliance: design and maintain plans to comply with federal, state and local EHS regulations and maintain plans that cover facility response, spill containment, air quality, hazardous materials management, and other requirements under the Oil Pollution Act, Clean Water Act and Clean Air Act.

Witt O’Brien’s’ services include building infrastructure and community resilience, business process outsourcing and turnkey solutions, contingency and continuity services, continuous improvement and capacity building, integrated grants management and delivery, integrated technology solutions, logistics and supply chain management, oversight and monitoring, training and exercises, policy and program design and implementation, public relations and crisis communications, program and construction management, regulatory compliance support, response and emergency operations, strategic advisory services, and technical assistance.

Witt O’Brien’s serves a wide variety of markets, including Education, Energy, Finance, Food and Agriculture, Government, Healthcare, Industrial, IT and Telecom, Shipping and transportation and Stadium and Venues. Witt O’Brien’s customers include over 200 federal, state, territorial and local governments and agencies and over 1,200 corporate clients, as of December 31, 2022, including various Fortune 100 companies.

As of December 31, 2022, Witt O’Brien’s had offices in the United States (Houston and Atlanta), London and Singapore and also provided services through its joint venture in Brazil, O’Brien’s do Brasil, which was sold to Environpact on February 23, 2023. Witt O’Brien’s also maintains and staffs a custom- designed 24x7 Command Center in Houston, Texas, that supports over 1,000 companies and government agencies worldwide. Witt O’Brien’s Command Center responds to over 1,000 incidents per year and managed more than 55,000 calls in 2022.

To facilitate effective emergency and crisis management, Witt O’Brien’s maintains a full-time staff of over 210 employees, and an expansive network of hundreds of trained and vetted part-time consultants that can be activated rapidly for Witt O’Brien’s clients’ urgent needs. Witt O’Brien’s has a deep bench of industry-recognized experts across all practice areas and a senior team of leaders from both government and industry.

Witt O’Brien’s generally contracts for its services on a project basis, under retainer agreements or through “stand-by” arrangements, whereby Witt O’Brien’s is pre-contracted to support a client if a given set of circumstances arises. Services are generally billed on a time-and-materials basis or through retainer arrangements.

Each of the services that Witt O’Brien’s provides is offered by others with similar expertise and a roster of personnel with similar experience. Competitors primarily include large management consultant firms, engineering firms and smaller specialty consultant groups. The most important factors in obtaining work are technical credentials of personnel, availability, historical performance and pricing. As a result, there is significant competition for the opportunity of project-related services, activations or selections as the retained provider of services.

Our Services and Operations

We serve customers from various industries, including logistics (highways, railways, airports, ports and port terminals), chemical, oil and gas, mining, energy, infrastructure, agribusiness and construction.

We organize our services within three main categories: (i) emergency response and industrial field services; (ii) consulting services focused on accident prevention and environmental licensing; and (iii) training services.

The table below shows the percentage of net revenue generated from each type of service we offer for the years indicated:

	For the Year Ended December 31,
	2022	2021	2020
Emergency response and industrial field services	83.5%	90.4%	96.1%
Consulting services	15.8%	8.4%	2.5%
Training services	0.7%	1.2%	1.4%

I— Emergency Response and Industrial Field Services

Our emergency response services comprise the response to accidents involving hazardous and non- hazardous chemical and non-chemical products and waste and natural disasters (fire, flood, and hurricanes), including level 1 (24-hour remote emergency response by telephone), level 2 (consulting and subcontracting of level-3 responders) and level 3 (field or on the ground service) services. Our wide range of industrial field services includes tank cleaning, silo cleaning, asbestos removal, vessel and container cleaning, waste transportation and disposal, soil remediation, turnaround, and decommissioning. We also provide biological emergency management and response services, including in connection with epidemics and pandemics such as the recent COVID-19 outbreak.

Our emergency services can be contracted by subscription or at spot:

(i)	customers who subscribe to our services pay a monthly fee to rely on our emergency assistance on a stand-by basis 24 hours a day, benefit from our services for environmental regulation compliance, and have the optionality to pay the costs related to occasional emergencies at an advantageous price; and
(ii)	customers who hire our services at spot are charged variable one-time fees depending on the costs related to the emergency, which are higher than those charged to customers with subscription contracts.

To serve our customers efficiently and expeditiously, we operate through a broad network of service centers (some of which are dedicated to specific customers), which are strategically distributed across South America, North America, Europe, Africa and Antarctica. Each of these service centers is furnished with sophisticated equipment, including a fleet of embedded tech vehicles with a unique arrangement of equipment and materials that guarantees power autonomy and a fluid transfer system for various chemical products, such as flammable gases, corrosive and flammable liquids and viscous liquids, among others. Compressors and generators ensure air and power supply within the vehicles.

The teams operating these centers are composed of highly skilled employees, including natural science professionals holding master’s degrees and PhDs; environmental, chemical and occupational health engineers; chemists; oceanographers, biologists, environmental managers; chemistry, environment and nursing technicians; firefighters and rescuers. They receive frequent trainings in our training centers with respect to several matters such as working at heights, working in confined spaces, working with flammables and fuel, among others.

We also have four regional fully automated centralized operations centers located in Brazil serving that country and Antarctica, Chile serving countries in Latin America other than Brazil, the United Kingdom serving Europe and Africa and the United States serving North America, with phone and power backups to mitigate outage risk. Through our free-of-charge call centers, the operations centers receive phone calls from customers in their respective regions requesting our services either under a subscription agreement or at spot. Based on information received on the call, the applicable operations center maps the emergency scenario, in case of emergency response services, and communicates with the nearest center to provide logistics and resources to assist the customer in a quick and effective way. The operations centers receive the technical support of our engineering team to identify the appropriate emergency support resources, any vulnerable areas, and any available public support agencies by using the database from a geographic information system — GIS and geoprocessing tools. For industrial field services, the operations centers receive requests through phone calls and schedules and organizes the team that will provide the service in the relevant customer’s facilities. The high degree of specialization of our operations centers allowed us to enter into a technical partnership with the Brazilian Chemical Industry Association (Associação Brasileira da Indústria Química — ABIQUIM) in 2015 to operate their emergency center, Pro-Quimica.

The chart below shows the workflow of our Control Tower emergency response and industrial field services operations (other than in the United States, which is still in the process of rollout):

Emergencia Control and Management Center of Emergencies ("CECOE") receives request call from environmental or industrial
Client has a contract?
no
Use spot service contract
yes
User client service contract
Activate nearest service center
Go to location
At location, park vehicle at safe place, and assess safe distance according to wind condition
Evaluate scenario
Scenario as reported to control tower?
no
Inform CECOE coordinator and evaluate scenario again
yes
Has necessary equipment?
no
Contact CECOE to request resources and/or personel
yes
Carry out "preliminary Task Analysis" (PTA), as needed:
- Check emergency ledger;
- Confirm scenario or changes
Start containment work
Take photos of the scene before and after intervention
Carry out emergency service as planned
Keep CECOE informed about the work in progress
After conclusion, clean and decontaminate equipment
Fill out report, listing materials and equipment used for the job
Inform CECOE about the conclusion of the work
End

Since 2006, we have adopted the American standard for emergency responses, which we view as the golden standard for emergency responses. We comply with the 470 requirements set forth by the National Fire Protection Association — NFPA’s Standard for Competence of Responders to Hazardous Materials/ Weapons of Mass Destruction Incidents, and we are the only foreign company that is part of the NFPA’s technical committee, which is comprised of governmental authorities and legal entities involved in the chemical industry.

Given our know-how in emergency response services, Latin American clients often rely on us to develop dedicated emergency response centers including centers such as a 24-hour emergency response management center, and centers for civil and industrial firefighters, and industrial plants, railway and mining emergency specialists.

II— Consulting services focused on accident prevention and environmental licensing

We provide highly complex accident prevention and environmental impact studies for various industries with the purpose of mitigating accident risks and ensuring client compliance with the requirements under applicable environmental licensing processes. These studies include:

(i)	Risk Analysis: We provide in-depth analyses of client processes to identify the main accident risks, their causes and consequences. For example, in 2019, we carried out a risk analysis of the iron ore runoff railway system that runs from the Carajás mines, in the state of Pará, Brazil, to the port of Ponta da Madeira, in the state of Maranhão, comprising over 1,100 km. In 2021, we carried out a risk analysis study for the Port of Santos, the main port of Brazil and the largest port complex in Latin America.
(ii)	Risk Management Program (RMP): We develop risk management programs for our clients’ operations that flow through their entire processes in order to ensure the safety of their operations. Such programs include maintenance and safeguarding the integrity of critical systems as well as human resources training. Since 2019, we have developed risk management programs for more than 1,200 carriers to meet hazardous substance transportation standards in compliance with applicable technical rules.
(iii)	Emergency Action Plan (EAP): We develop emergency response structure plans, which include guidance on the appropriate administrative and operational actions in case of accidents. For example, in 2021, we developed emergency action plans to ports in the South, Southeast, Northeast and North regions of Brazil.
(iv)	Drills: We simulate the implementation of emergency action plans (EAP) with our clients by identifying all relevant risk scenarios, developing a communication plan with stakeholders and testing the clients’ emergency response structure. For example, we simulate explosions of industrial boilers and practice the evacuation of facilities and surrounding areas.
(v)	Environmental Impact Report: We prepare environmental impact reports that are required from customers that are in the process of obtaining environmental licenses for their operations. We prepare environmental programs for our clients including education programs, waste management programs, biodiversity rescue programs, and programs related to the investigation and remediation of contaminated areas. For example, in 2021, we developed a mining environmental monitoring plan for one of our clients.

In addition, we assist our clients in obtaining the several environmental licenses that are required for their respective activities with governmental authorities. This assistance includes preparing the technical documentation required under the legislation governing the storage and transportation of hazardous substances, which are subject to inspection.

III— Training Services

We offer a set of more than 40 professional training programs related to preventing, fighting and remediating emergencies. Over the last 15 years, thousands of people have completed our programs, including governmental authorities’ staff such as firefighters and policemen of several Brazilian states, United Kingdom, Portugal, Chile and Argentina, as well as members of the Brazilian army, the Brazilian navy, and the Brazilian federal and state environmental authorities. These authorities rely on our renowned technical capacity in matters related to emergency response and risk analysis. We offer training programs in our multimodal training center located in the city of Nova Odessa, State of São Paulo, Brazil, which is one of the largest and finest training centers in Latin America, with more than 23 thousand square meters, as well as in our training centers located in Chile and Peru. More recently, as a result of our technical capacity and know-how, we were selected by ENSCO, Inc. to lead emergency response and hazardous materials trainings at the Federal Railway Administration’s (FRA) Transportation Technology Center (TTC) in Pueblo, Colorado, United States, the largest chemical emergency training center in the world. ENSCO, Inc. is a Washington, D.C. based international technology company offering engineering, scientific and cutting- edge technology solutions to governments and private companies across the globe in the defense, transportation, aerospace, and intelligence sectors.

We also offer in-house training, with our training team located in the United Kingdom assisting clients located in various countries in Europe, the Middle East and Africa. Our structure enables us to provide training by simulating a variety of accidents, including leaks in energy pipelines and dam collapse.

Geographies

The table below shows our net revenue breakdown by geography in the year ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
	2022	2021	2020

	(in R$ millions)
Brazil	534.1	210.4	156.2
Latin America (other than Brazil)(1)	186.2	144.4	104.8
North America(2)	789.5	334.8	69.2
Europe(3)	175.1	132.6	34.0
Net revenue	1,684.9	822.2	364.3
(1)	Net revenue derived from our operations in Antarctica is included within the Latin America segment.
(2)	Net revenue derived from Witt O’Brien’s’ operations since closing of the WOB Acquisition on October 24, 2022 is included within the North America segment.
(3)	Net revenue derived from our operations in Africa is included within the Europe segment.

Net revenue generated in Brazil, Latin America (other than Brazil), North America and Europe represented 31.7%, 11.0%, 46.9% and 10.4%, respectively, of our net revenue for the year ended December 31, 2022, with a year-over-year net revenue variation of 153.8%, 28.9%, 135.8% and 32.1%, respectively.

For the year ended December 31, 2021, net revenue generated in Brazil, Latin America (other than Brazil), North America and Europe represented 25.6%, 17.6%, 40.7% and 16.1%, respectively, of our net revenue, with a year-over-year net revenue variation of 34.7%, 37.8%, 383.8% and 290.0%, respectively.

Suppliers

We maintain a long-term relationship with our suppliers, which we periodically evaluate based on financial and technical criteria. We have implemented supplier management processes, including methodology for approving the contracting of suppliers based not only on the quality of the product and its price, but also on the reputation of the suppliers, their financial condition, delivery guarantees and product availability. There is no relevant concentration of suppliers, measured as a percentage of costs or related revenues attributable to products and/or services provided by suppliers.

Competition

Competition within our industry varies by locality and by type of service rendered, and competitors include several major national and regional environmental services firms, as well as numerous smaller local firms, including outsourcing companies, though no one competitor directly competes with our full suite of offerings. Clean Harbors, Inc. and US Ecology, Inc. are or have been U.S. publicly-listed companies that render competing services within their portfolio.

The principal competitive factors applicable to our services are quality of performance, price, breadth of service portfolio, operational efficiency and reliability of services, availability of specialized equipment and latest technologies, skilled, technical, and professional personnel, customer-service oriented culture, regulatory compliance and safety record, industry reputation and brand name recognition.

We believe that we are competitive in all markets we serve and that we offer a unique mix of services, including niche technologies and services that favorably distinguish us from competitors. We also believe that our strong brand name recognition, compliance and safety record, customer service reputation and positive relations with regulators, government agents and local communities enhance our competitive position.

Our Customers

As of December 31, 2022, we served approximately 10,000 customers worldwide. No customer accounted for more than 10% of total revenue for the years ended December 31, 2022, 2021 or 2020.

Our People

As of December 31, 2022, we employed 5,041 full-time employees. A substantial portion of these employees are represented by labor unions, through approximately 60 collective bargaining agreements. See “Item 6.D. Directors, Senior Management and Employees—Employees” for additional information.

Sales Channels and Marketing Efforts

We seek to expand market awareness of the breadth of our service offerings to current and future customers through targeted marketing opportunities, including:

●	Direct sales pipeline development and management;
●	Maintain an online presence through our website and social media channels by utilizing video, written content and social implementations to create awareness;
●	Speaking engagements at industry conferences;
●	Networking within our established channels;
●	Direct sales channel management programs including both inbound and outbound programs and client referrals; and
●	Public relations campaigns.

Our direct sales channel is core to our go-to-market strategy. We believe that regional, vertical, and broader domain expertise, as well as continued client management, are critical to our sales success. Our regional sales teams respond to our chief operating officer and are located in the United States, Canada, Latin America and Europe. Our regional sales teams augments direct sales capabilities by cultivating existing relationships and identifying cross-sell and up-sell opportunities of additional solutions.

We focus our sales and marketing efforts on generating leads to develop our sales pipeline, building brand and vertical awareness, scaling our network of partners, and growing our business from our existing client base and that of acquired companies. Our sales leads primarily come through inbound digital channels including our website, content marketing efforts, lead generation and account-based marketing tactics, phone calls, virtual events, and industry trade shows and associations.

We typically follow a “land-and-expand” strategy as our clients engage with us on more than one solution as we grow our partnership. For example, multinational clients who initially engage with us locally tend to rely on our scalability to adopt a full-suite enterprise solution. Once our clients experience the depth of our ability to handle their multi-faceted environmental needs, our regional sales teams are able to successfully cross-sell and up-sell other solutions, creating a large avenue of revenue generation with minimal incremental acquisition cost.

Research and Development

Our competitiveness depends on, among other things, our ability to anticipate trends and to identify and respond to new and changing consumer preferences. We therefore devote significant resources to various research and development activities to design, create and develop new solutions. See “Item 5.C. Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.” for additional information.

Seasonality

Our business in general is not subject to seasonality.

Environmental Social and Governance, or ESG

Environmental, organizational and financial sustainability initiatives have been key components of our success since we were founded in 2008. We continuously monitor and evaluate new technologies and investments that can enhance our commitment to the environment, to the safety of our employees and to the communities we serve. These investments align with our focus on value creation for all stakeholders and we remain committed to expanding these efforts as our industry and technology continue to evolve.

In 2020, we adhered to the United Nations Global Compact, the largest corporate sustainability initiative in the world organized by the United Nations, and committed to join efforts to advance all 17 sustainable development goals — SDGs, including developing inclusive and sustainable industrialization, supporting affordable and clean energy, fighting climate change, restoring and protecting life below water and on land, ending extreme poverty, improving gender equality and reducing other inequalities, among other goals. By joining the Global Compact, we took an important step towards the full alignment of our business with social and environmental sustainability standards and reinforced our commitment to these values, which we carry over to our customers.

Although we do not publish our own report, Ambipar, our parent company, publishes an annual sustainability report that contains targets to meet ESG criteria, which targets include the reduction of greenhouse gas emissions, reinforcing actions to validate our commitment to fighting climate change, technology projects, innovation, and diversity initiatives.

We recognize the importance of disclosure surrounding these initiatives and strive to become increasingly transparent through the continued use and adoption of new ESG frameworks, expansion of ESG-related data points, as well as participation at ESG-related industry events and other investor engagements.

Quality, Safety and Management

Safety is a core value in our company. A large number of our employees work as drivers, heavy equipment operators and sorters and are exposed to the inherent risks of on-field work. We rely on incident and accident indicators such as total recordable incident rate — TRIR, fatality rate, disabling injury rate, frequency rate and severity rate, which are constantly monitored, and apply methodologies for action plans. To guide safety management, we use an integrated management system, which is used to perform operation analyses related to health, safety at work, environment and quality, establishing guidelines for achieving the outlined objectives.

All operations are conducted based on risk management and undergo environmental risk assessment, including mechanical, physical, chemical, ergonomic, and biological assessment to minimize risks in our operations and for our customers. For the analysis of these qualitative or quantitative risks, we adopt national and international regulatory standards.

We strive to fully comply with environmental legislation and health and safety standards, in accordance with the quality standards applicable to our business.

Employees learn safety best practices through new-hire and ongoing technical, legal, security and operational training. Our trainings are directed at teams according to their specific needs. All employees undergo regulatory training and refresher trainings from time to time.

As part of our efforts to apply the highest quality, safety and management standards, we have obtained the following certificates: ISO 9001 (quality management system), ISO 14001 (environmental management system), ISO 45001 (occupational health and safety management system) and ISO 22320 (emergency management).

Intellectual Property

Ambipar owns relevant brands, domain names, trademarks and copyrights linked to our activities in Brazil, Colombia, the United States and the United Kingdom, which we are entitled to use. Technology, sophisticated deep learning methodologies, human capital, unpatented trade secrets, pending trademarks and domain names are key to our success.

As of the date of this annual report, we use Ambipar’s trademark portfolio as part of the Ambipar Group, including 13 registrations. Ambipar has also applied and is in the process of obtaining a total of 15 trademarks in Argentina, Canada, Chile, the European Union, Paraguay, Peru and Uruguay, which are relevant to our business.

The principal owned trademark that we license from Ambipar’s portfolio brands to use in our business is “Ambipar Response” and “Ambipar,” which Ambipar has registered or is in the process of registering in all of the countries in which we operate. We entered into the Trademark Licensing Agreement with Ambipar under which Ambipar formally granted us with a non-exclusive, non-assignable, non-sublicensable and non- transferable license to use the trademarks “Ambipar Response,” “Grupo Ambipar” and “Ambipar” in any country or territory where we and our affiliates operate and do business, for an indefinite period of time. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Trademark Licensing Agreement.”

We also enter into software license agreements with third parties, develop internal software and enter into service agreements for the use of software to perform our services. Under our employment contracts, except when otherwise provided, all industrial designs and software developed by employees as part of their employment relationship with us remain our exclusive property. As of the date of this annual report, we held title to five registered and several unregistered proprietary software in Brazil.

As of the date of this annual report, we do not own any domain names, but we use the domain name https://ir.response.ambipar.com, which is registered with the Registro.br (the Brazilian internet domain name registry) under the name of Ambipar as well as other domain names registered by Ambipar with other internet domain name registries in foreign jurisdictions.

We devote significant resources to the protection and enhancement of our intellectual property assets and actively monitor the market for infringements or abuses of our trademarks and product designs. We are also active in enforcing our rights against third-party infringements. In addition, we monitor third-party applications for registration of trademarks that could be confused with our trademarks, and file oppositions against the applications for, or the registration of such trademarks in accordance with the laws and regulations of the relevant jurisdictions and cooperate with competent authorities worldwide to fight the counterfeiting of our products.

Legal and Administrative Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of business, including labor and civil proceedings. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management time and resources, reputation and other factors.

We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. As of December 31, 2022, we recorded a provision for contingencies in the amount of R$0.6 million. For additional information, see note 15 to our audited consolidated financial statements included elsewhere in this annual report.

Regulatory Overview

Our business has benefited substantially from increased government regulation. In addition, the environmental services industry itself is the subject of extensive and evolving regulation by federal, state, provincial and local authorities in all countries in which we operate. We are constantly monitoring the regulatory environment in the different jurisdictions in which we operate, which regulatory environment is often influenced by changes in leadership at the federal, state, provincial and local levels. We make a continuing effort to anticipate regulatory, political and legal developments that might affect our operations and/or strategic initiatives, but cannot guarantee that we are always able to do so successfully. In addition, we cannot predict the extent to which any legislation or regulation that may be enacted or enforced in the future may affect our operations.

Below is a summary of the most relevant regulations applicable to our activities in our principal markets in terms of revenue and size of operations.

Brazilian regulation applicable to our activities

Transportation of waste and hazardous products in Brazil

The transportation of hazardous waste is regulated by the Brazilian Road Transport National Agency (ANTT) Resolution No. 5947/2021, which requires, in addition to technical requirements for the transport of these materials, the registration of transporters of hazardous products on highways and certain classifications for each type of waste, schedules of risk precedence, limited quantity transport, and identification of packaging, among others.

We are also subject to NBR 7500 issued by the Brazilian Association of Technical Norms — ABNT, which sets forth specific technical requirements related to risk labels and safety panels during loading, transportation, unloading, transshipment, cleaning and decontamination of hazardous products, as well as to NBR norms 9735 and 14619 issued by the ABNT, which set forth technical requirements and proceedings for the identification of land transportation and safety equipment.

Environmental laws and regulations

Environmental laws and regulations set forth strict liability regimes, and their breach can give rise to administrative, criminal and civil liabilities. In administrative matters, penalties such as fines of up to R$50 million may be applied, which may also be doubled or tripled in the event of a repeated offense, in addition to an embargo and suspension of activities. The violation of environmental norms can also subject violators to criminal liability, with jail time or restrictive rights as penalties.

In civil matters, the law sets forth joint and several liability among the agents that are responsible, directly or indirectly, for the activity that caused environmental damage. The obligation to repair damages to the environment is not subject to a statute of limitations.

U.S. regulation applicable to our activities

Our properties and operations in the United States are subject to regulation under a broad range of federal, State and local laws and regulations relating to the protection of the environment, natural resources and worker and public health and safety. In addition to environmental, health and safety obligations imposed under statutory laws or governmental regulations, our United States properties and operations are also impacted by obligations and liabilities imposed under common law, including regarding potential common law liability for personal injuries related to exposure to hazardous materials.

United States environmental, health and safety laws are subject to change and have, in general, become more stringent over the passage of time. The most significant United States federal environmental laws affecting us are the Comprehensive Environmental Response, Compensation and Liability Act (the “Superfund Act”) and the Resource Conversation and Recovery Act (“RCRA”). The laws of the individual States in which we operate often have State law analogues to the Superfund Act and RCRA, which in some circumstances are more stringent than the similar federal laws.

The Superfund Act is the primary federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for damages caused in connection with such cleanup on the responsible parties. The statute provides for strict and, in certain cases, joint and several liability of the parties involved in the generation, transportation and disposal of hazardous substances for the cost of these responses and for the cost of damages to natural resources. Under the Superfund Act, by reason of our business activities, including the management and performance of contaminated site remediations, we may be deemed liable as a generator or transporter of a hazardous substance which is released into the environment, as a person who arranged for the disposal of a hazardous substance, or as the owner or operator of a facility at or from which there has been a release of a hazardous substance into the environment.

RCRA is the principal federal statute governing hazardous waste generation, treatment, transportation, storage and disposal. Pursuant to RCRA, the United States Environmental Protection Agency has established a comprehensive “cradle-to-grave” system for the management of a wide range of materials identified as hazardous waste. Hazardous wastes generated in connection with our business operations may be subject to stringent regulation under RCRA and State law analogues. Additionally, certain wastes which may be generated in connection with our operations, but which may not be subject to regulation under the federal Superfund Act or RCRA, such as certain nonhazardous wastes or petroleum or petroleum-impacted material, can nevertheless be stringently regulated under other State and local environmental laws.

To the extent that our operations impact water bodies, including wetlands, or the atmosphere, we are subject to regulation under, respectively, the federal Clean Water Act (“CWA”) and the federal Clean Air Act (“CAA”). The laws of the individual States in which we operate often have State law analogues to the CWA and CAA, which in some circumstances are more stringent than the similar federal laws. The CWA prohibits the discharge of pollutants into the waters of the United States without government authorization and regulates the discharge of pollutants into surface waters and sewers from a variety of sources, including remediation sites, disposal sites and treatment facilities. The CAA regulates the emission of pollutants into the air, including, in some instances, air emissions generated during remedial activities. To the extent that our operations involve the remediation or management of polychlorinated biphenyls — PCBs or materials contaminated by PCBs, we are also subject to regulation under the federal Toxic Substances Control Act.

Privacy and Data Protection

The laws on privacy and data protection have evolved in recent years in order to establish more objective rules on how personal data may be used by organizations.

In Brazil, the rights to privacy are generally guaranteed by the Brazilian Federal Constitution and the Brazilian Civil Code, but, in the absence of more specific rules on the subject, the legitimacy of practices involving the use of personal data was historically ruled upon on a case-by-case basis by legal courts. Until August 2018, when the Brazilian Data Protection Law No. 13,709/2018, as amended by Law No. 13,853/2019 (Lei Geral de Proteção de Dados Pessoais, or the “LGPD”) was approved, the practices related to the use of personal data were regulated by sparse and sectorial laws only.

The LGPD came into force on September 18, 2020 to regulate the processing of personal data and the right to privacy and data protection in Brazil. The LGPD applies to individuals or legal entities, either private or governmental entities, that process or collect personal data in Brazil and which processing activities aim at offering or supplying goods or services to data subjects located in Brazil, regardless of the individuals’ or legal entities’ country of domicile or where the data is located. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and affects all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

Since the entry into force of the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new set of rules. We have implemented changes to our policies and procedures designed to ensure our compliance with the relevant requirements under the LGPD. Even so, as it is a recent law, the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the “ANPD”) as regulatory agency may raise other relevant issues or provide new guidance that will require further action from us to remain fully compliant.

The ANPD has powers and responsibilities similar to the European data protection authorities, exercising a triple role, including: (i) a normative role, with the power to issue standards and procedures, decide on the interpretation of the LGPD and request information from controllers and operators; (ii) a punishing role, in case of breach of law, through an administrative process; and (iii) an education role, with the responsibility to disseminate information and promote knowledge of the LGPD and security measures, promoting standards of services and products that facilitate data control and preparing studies on national and international practices for the protection of personal data and privacy, among others. The ANPD has ensured technical independence, although it is subordinated to the President of Brazil.

The penalties for violations of the LGPD include: (i) warnings imposing a deadline for the adoption of corrective measures; mandatory disclosure of investigated and confirmed violations; (ii) restriction, temporary block and/or deletion of personal data; (iii) a fine of up to 2% of the company’s or group’s revenue, subject to the limit of R$50 million per violation; (iv) daily fines, subject to the aforementioned global limit; and (v) partial or total prohibition of activities related to data processing, either temporarily or permanently. Under the LGPD, security breaches that may result in significant risk or damage to data subjects must be reported to the ANPD within a reasonable time period. Moreover, the ANPD could establish other obligations related to data protection that are not described above. In addition to administrative sanctions, as a result of any noncompliance with the obligations established by the LGPD, we can be held liable for individual or collective material damages, and moral damages caused to data subjects, including when caused by third parties that serve as data processors on our behalf.

The imposition of the administrative sanctions by the ANPD does not prevent the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection in Brazil, such as Law No. 8,078/1990, or the Brazilian Code of Consumer Defense, and Law No. 12,965/ 2014, or the Brazilian Internet Act, as applicable. Public prosecutors and consumer protection authorities (such as the National Consumer Secretariat — Senacon, and State or municipal consumer protection bodies, known as Procons) and class associations may file collective lawsuits for breach of privacy laws.

In the United States, California enacted the California Consumer Privacy Act (“CCPA”), which took effect in January 2020 and limits how we may collect, use and process personal data of California residents. The CCPA establishes a privacy framework for covered companies such as ours by, among other things, creating an expanded definition of personal information, establishing data privacy rights for California residents, including, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to opt out of certain sales of personal information, and creating a potentially severe statutory damages framework and private rights of action for certain data breaches. Further, in November 2020, California voters approved the California Privacy Rights Act (the “CPRA”). The CPRA, which became effective on January 1, 2023, imposes additional obligations on companies covered by the legislation and significantly modifies the CCPA, including by expanding California residents’ rights with respect to their personal data, and by establishing a regulatory agency dedicated to implementing and enforcing the CCPA (as amended by the CPRA). Certain other states in the United States (including Virginia, Colorado, Utah and Connecticut) have passed comprehensive privacy statutes that became effective beginning in 2023, and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others.

In the EU, the EU General Data Protection Regulation (“GDPR”), went into effect in May 2018, and has and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU and EEA by imposing stringent administrative requirements for controllers and processors of personal data of EU residents, including, for example, data breach notification requirements, requirements on the cross-border transfer of data, limitations on retention of information, and rights for individuals over their personal data. The GDPR also provides that EU member states may introduce their own further laws and regulations limiting the processing of personal data. Violations of GDPR requirements may result in fines and other penalties, including bans on processing and transferring personal data and change of business practices. In particular, serious breaches of the GDPR can result in administrative fines of up to 4.0% of annual worldwide revenues or up to €20 million, whichever is higher. Such penalties are in addition to any civil litigation claims by data controllers, clients and data subjects.

Since January 1, 2021, we are also required to comply with the UK equivalent of the GDPR, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which potentially authorizes similar fines and other enforcement actions for certain violations.

Compliance

We regard compliance with applicable regulations as a critical component of our overall operations. We strive to maintain the highest professional standards in our compliance activities. We have a dedicated team responsible for the facilities’ permitting and regulatory compliance, compliance training, transportation compliance and related record keeping. To ensure the effectiveness of our regulatory compliance program, our dedicated team also monitors our facilities’ operations are monitored.

Our facilities are frequently inspected and audited by regulatory agencies, as well as by customers. We believe that each of our facilities is currently in substantial compliance with applicable permit requirements.

C.Organizational Structure

The following is a chart of our corporate structure as of the date of this annual report:

100% - Ambipar Emergency Response (Cayman Islands)
100% - Emergência Participações S.A. (Brazil)
100% - Ambipar Response S.A. (Brazil)
70% - Ambipar Response ES S.A. (Brazil)
Other operating companies
100% - Ambipar Response Chile S.A. (Chile)
100% - Ambipar Holdings (UK) Limited (United Kingdom)
51% Ambipar Response Dracares Apoio Marítimo e Portuário S/A (Brazil)
51% Ambipar FlyOne Serviço Aéreo Especializado, Comércio e Serviços S/A (Brazil)
100% - Ambipar Holding USA, Inc (United States)
100% - Ambipar Holding Canada, Inc (Canada)
Other operating companies in Brazil
Other operating companies in Chile, Colombia, Peru and Uruguay
100% - Ambipar Response Limited (United Kingdom)
Other operating companies in the United Kingdom
100% - Ambipar Holding Ireland Ltd (Ireland)
Other operating companies in the U.S.
100% - Witt O'Brien's LLC (United States)
Other operating companies in Canada
100% - Lehane Environmental & Industrial Services Ltd (Ireland)
Other operating companies

Note: Jurisdiction of incorporation, organization, formation, as applicable, are in parentheses and italics.

D.Property, Plant and Equipment

Our operations are conducted mainly at leased properties in domestic and international locations. We also own one property in Watford City, England, which was acquired as part of our acquisition of SWAT Consulting Inc.

Our main executive offices are located in São Paulo, Brazil. They are leased by our subsidiary Ambipar Response S.A. from our affiliate Amazonia Incorporação e Participação S.A. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

As of December 31, 2022, we had a network of 236 service centers, with 134 located nationwide in Brazil; 34 in the United States and Canada; 54 in Chile, Colombia and Peru; 12 in Europe, mainly in the United Kingdom, Ireland and the Netherlands; 1 in Antarctica and 1 in Africa. In addition, we have a training center located in each of Brazil, United States, Chile and Peru.

We believe that our current facilities are suitable and adequate to meet our current and foreseeable future needs.

Item 4.A. UNRESOLVED STAFF COMMENTS

None.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for each of the three years ended December 31, 2022, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Financial Statement Presentation” and “Item 3.D—Key Information—Risk Factors.”

Overview

We are a leading environmental, emergency response and industrial field service provider in Brazil with presence in 39 countries in Latin America, North America, Europe, Africa, Antarctica, Asia and Oceania as of December 31, 2022. Through our international platform, our sophisticated special equipment and our highly qualified personnel, we provide our customers with a full suite of environmental services organized around prevention, training and emergency response on all transportation modes. Our portfolio includes a broad variety of services such as environmental remediation, industrial field services, industrial cleaning of chemical and non- chemical products and of hazardous and non-hazardous waste, consulting services focused on accident prevention and environmental licensing. We believe we are pioneers in offering several environmental and industrial field services across the value chain, in addition to being a market leader for innovation and the use of cutting-edge environmental technologies.

Our diversified customer base of over 10,000 customers as of December 31, 2022 ranges from local to blue chip and multinational companies operating in a wide range of industries, including chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking and cement, among others. Our broad and recurrent portfolio includes services contracted through our subscription model, such as emergency response services for highway accidents, industrial chemical spills and dry port emergencies, as well as services contracted through spot agreements, such as gas decommissioning, industrial silo cleaning and underground gas tanking cleaning.

We started our environmental emergencies operations in 2008 as part of the broader Ambipar Group founded in 1995 by Mr. Tercio Borlenghi Junior, chairman of our Board and our indirect controlling shareholder. Over the years, we have focused on building a fully integrated platform in Latin America by applying a strategy of increasing our reach, market share and complementary services through strategic acquisitions, including the acquisitions of SOS COTEC in 2011, Suatrans Brazil and a stake in Suatrans Chile in 2012, and WGRA in 2018. In 2021, we acquired Ambipar Response ES S.A. (formerly known as Controlpar Participações S.A.), thereby improving our portfolio of accident prevention services. In 2022, we have completed six acquisitions in Brazil that expanded the breadth of our services offering, including Dracares Apoio Marítimo e Portuário Ltda, which strengthened our oil spill operations; Flyone Serviço Aéreo Especializado, Comércio e Serviços Ltda., through which we began our activities of fighting wildfires through aircrafts; and CTA Serviços em Meio Ambiente Ltda., through which we act in the rescue of animals and recovery of flora impacted by oil spills.

In 2018, we started our international expansion with the acquisition of Braemar Response Ltd., a British company founded in 1948 with extensive experience in responding to environmental emergencies, responding to our customers’ demand in Europe. In 2020, we acquired Allied International Emergency, LLC in the United States, which provides emergency response, environmental remediation and industrial services. In addition to that acquisition, since 2020, we have completed seven other acquisitions in the United States, including the WOB Acquisition, six in Canada (including our recent acquisition of Ridgeline Canada Inc. in August 2022), two in Europe and two in Latin America (including the consolidation of our control of Suatrans Chile). We believe that the WOB Acquisition has been and continues to be transformational for us as it strengthened our presence on continents where we were already active and allowed us entry into Asia and Oceania.

In 2022, we executed more than 37,000 service deliveries to our customers. We organize our services within three categories: (i) emergency response and industrial field services; (ii) consulting services focused on accident prevention and environmental licensing; and (iii) training services.

Business Combination

On March 3, 2023, we consummated the previously announced Business Combination pursuant to the Business Combination Agreement, by and among HPX, the Company, Ambipar Merger Sub, Emergencia and Ambipar. As a result of the Business Combination, Emergencia has become our wholly owned direct subsidiary. On March 6, 2023, our Class A Ordinary Shares and Warrants commenced trading on the NYSE American under the symbols “AMBI” and “AMBI.WS,” respectively. For additional information on the Business Combination, see “Explanatory Note.”

For additional information on the expected main impacts of the Business Combination on our results of operations, balance sheet and cash flow statement, see “—B. Liquidity and Capital Resources.”

Our Services

We provide the following services to our customers: (i) emergency response and industrial field services; (ii) consulting services focused on accident prevention and environmental licensing; and (iii) training services.

The table below shows the percentage of net revenue generated from each type of service we offer for the years indicated:

	For the Year Ended
	December 31,
	2022	2021	2020
Emergency response and industrial field services	83.5%	90.4%	96.1%
Consulting services	15.8%	8.4%	2.5%
Training services	0.7%	1.2%	1.4%

The increase in net revenue from consulting services was primarily due to the expansion of our offering of consulting services primarily in our North America and Brazil segments, in which we have started or expanded our operations since 2020 through the acquisitions we completed in those regions. Such increase is consistent with our effort to pursue our strategy to increasingly become a one-stop-shop for emergency and industrial services to our clients, seeking synergies and increasing our cross-selling abilities in all jurisdictions in which we operate.

In October 2022, in order to accelerate our growth strategy, we acquired Witt O’Brien’s. See “Item 4.B. Information of the Company—Business Overview—The WOB Acquisition”. As a result of this acquisition, we expect that our net revenue derived from consulting services may increase and broaden in scope, as we incorporate Witt O’Brien’s to our ecosystem acquiring new consulting services capabilities, such as disaster mitigation, emergency preparedness and recovery, and seeking cross-selling opportunities with existing customers of Witt O’Brien’s.

Principal Factors Affecting Our Results of Operations

We believe that the trends affecting our performance for historical periods and future periods include the following key factors:

Driving Inorganic Growth through Strategic Acquisitions: Our ability to identify, execute and integrate strategic acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the emergency response industry, our growth and success depend on our ability to find and realize the benefits of consolidation opportunities. Our diversified business model complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. We have completed 30 acquisitions since 2020. We focus on acquiring businesses that allow us to increase our geographic footprint, demonstrate services quality and brand recognition, have well maintained equipment, with a strong team which remains aligned for the post-acquisition period. We believe the integration of these acquisitions with our existing platform is a key factor to our success, opening new markets, providing us with consolidation and cross-selling opportunities while leveraging cost synergies across our operations. Maintaining a diversified model is therefore critical to execute our inorganic growth strategy and helping us reduce execution risk inherent in single-market and single-service offering strategies.

Delivering Organic Growth through our International Expansion and Portfolio Diversification: Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers and realize on cross-selling opportunities between our complementary service capabilities. We believe that our continued success depends on our ability to further enhance and leverage our portfolio of services offered and geographies served. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources. We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success, win new contracts, realize renewals or extensions of existing contracts and expand into new or adjacent markets.

Delivering excellence and consistency through standardized training: We aim to deliver consistently excellent services regardless of the services offered or geographies served. Our offer of a diversified training portfolio focuses on emergency services and occupational safety and health. We have invested in training centers located in the United States, Chile, Peru, and in Brazil, where we own and operate the largest center of multimodal training in Latin America. We believe that delivering high quality, standardized training throughout our network will allow us to promote personnel qualifications, ensure quality and safety in processes with a highly qualified technical team, allowing to leverage our scalable capabilities to deliver operational and financial synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth, provide economies of scale and constantly update our training and services protocol to new industrial processes, and hazardous materials, which are constantly evolving as manufacturing processes worldwide evolve.

In addition, other significant factors affecting our performance and results of our operations include:

●	Our ability to attract new clients and our ability to retain existing clients, as well as to increase our net revenue from existing clients pursuant to the expansion of services provided to them;
●	Our ability to expand and deepen the quality, range and diversity of our portfolio of service offerings while maintaining excellent quality standards;
●	Our ability to maintain favorable pricing;
●	Our ability to comply with environmental regulations and hazardous materials, at a local, national and international level;
●	Our ability to maintain and strengthen a strong brand and corporate reputation;
●	The impact of natural disasters or health epidemics/pandemics, including the ongoing COVID-19 pandemic and its impact on the demand for our services;
●	Economic growth rates in the industries and countries in which our clients operate, as well as their impact on our clients’ expenditures on our services;
●	Wage rates and operating costs in the countries where we operate, particularly in Brazil, United States, Canada, Chile and the United Kingdom, where most of our employees are based;
●	Changes in foreign exchange rates, particularly fluctuations in exchange rates between the Brazilian real and the other currencies in which our subsidiaries operate; and
●	The level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents.

Principal Components of Our Statement of Income

The following is a summary of the principal line items comprising consolidated statement of income.

Net Revenue

We provide emergency services that include prevention, training, and emergency response. Our net revenue is generated from services at customer sites or other locations. Our services are provided based on purchase orders or agreements with customers and include prices generally based upon daily, hourly or job rates for equipment, materials and personnel. We recognize net revenue for these services over time, as the customer receives and consumes the benefits of the services as they are being performed and we have a right to payment for performance completed to date. We use the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over a number of hours, several days or even months for larger scale projects.

Cost of services rendered

Our cost of services rendered consist primarily of expenses related to personnel and labor, fuel, third-party services, depreciation and amortization, rent, materials and maintenance, travel, marketing, among others.

Operating Expenses

Our operating expenses consist primarily of expenses related to selling, general and administrative expenses, as personnel and labor, fuel, third-party services, travel and marketing, among others.

Net finance cost/revenue

Net finance cost/revenue consist of finance income and finance costs. Finance income consists primarily of interest earned from financial investments, foreign exchange gains and other financial income. Finance costs are primarily comprised of interests on loans, payment of interest, foreign exchange losses and financial transaction tax.

Income tax and social contribution

Provision for income tax and social contribution consists primarily of current and deferred income tax and social contribution. The provision for income tax and social contribution is calculated based on tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income.

Our Segments

Our business operations are organized in one operating and reporting segment, and our revenue is divided into four geographic segments, which correspond to the principal regions in which we operate: Brazil, Latin America (other than Brazil), Europe and North America. As of December 31, 2022, our most significant segment was North America, representing 46.9% of our net revenue (compared to 40.7% for the year ended December 31, 2021), followed by Brazil, representing 31.7% of our net revenue (compared to 25.6% for the year ended December 31, 2021), Latin America (other than Brazil), representing 11.0% of our net revenues (compared to 17.6% for the year ended December 31, 2021), and Europe, representing 10.4% of our net revenue (compared to 16.1% for the year ended December 31, 2021).

For additional information on our segment reporting see notes 3.16 and 18 of our audited consolidated financial statements included elsewhere in this annual report.

Non-GAAP Financial Measures

This annual report presents our EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate for the convenience of the investors. EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that excludes or includes amounts that would not be adjusted in the most comparable IFRS measure.

We use these non-GAAP financial measures for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We believe that the disclosure of our non-GAAP measures provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Additionally, we believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations. The non-GAAP financial measures described in this annual report are not a substitute for the IFRS measures of earnings.

Additionally, our calculations of EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For a reconciliation of EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate to the most directly comparable IFRS measure, see “—Reconciliation of Non-GAAP Financial Measures.”

	For the year ended December 31,
	2022	2022	2021	2020

	(Unaudited)
	(in US$ millions,	(in R$ millions, except %)
	except %)(1)
EBITDA(2)	86.0	448.8	238.2	112.4
EBITDA Margin(3)	26.6%	26.6%	29.0%	30.9%
ROIC(4)	29.4%	29.4%	28.7%	36.2%
Free Cash Flow(5)	47.9	250.3	(20.8)	28.0
Cash Conversion Rate(6)	55.8%	55.8%	(8.7)%	24.9%
(1)	For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
(2)	We calculate EBITDA as profit (loss) for the year plus income tax and social contribution plus net finance cost/revenue plus depreciation and amortization expenses, in each case for the relevant period. Our calculation of EBITDA may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.
(3)	We calculate EBITDA Margin as EBITDA for the relevant period divided by net revenue for the relevant period. Our calculation of EBITDA Margin may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.
(4)	We calculate ROIC as net operating profit after tax for the relevant period divided by invested capital. We define net operating profit after tax as operating profit for the relevant period minus income tax adjustment. Income tax adjustment is defined as operating profit for the relevant period multiplied by our effective tax rate for the relevant period, the numerator of which is income tax and social contribution and the denominator of which is profit before tax. We define invested capital as total shareholders’ equity minus goodwill minus intangibles assets plus current and non-current loans and financing plus debentures plus non-current related party loans liabilities plus current and non-current obligations from acquisition of investment plus dividend payable minus cash and cash equivalents minus non-current related party loans assets. Although ROIC is commonly used as a measure of capital efficiency, definitions of ROIC differ, and our computation of ROIC may not be comparable to other similarly titled measures of other companies.
(5)	We calculate Free Cash Flow as EBITDA for the relevant period minus change in working capital minus acquisition of property, plant and equipment and intangible assets. Change in working capital is calculated as the sum of changes in current assets and liabilities affecting the cash generated from operating activities in the statements of cash flow. Our calculation of Free Cash Flow may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.
(6)	We calculate Cash Conversion Rate as Free Cash Flow for the relevant period divided by EBITDA for the relevant period. Our calculation of Cash Conversion Rate may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP Financial Measures

The following table below sets forth a reconciliation of our Profit for the year to EBITDA and EBITDA Margin for each of the periods indicated:

	As of and for the year ended December 31,
	2022	2022	2021	2020

	(Unaudited)
	(in US$ millions,	(in R$ millions, except %)
	except %)(1)
Profit for the year	36.0	187.9	138.1	66.0
(+) Income tax and social contribution	8.6	44.9	37.9	16.7
(+) Net finance cost/revenue	19.9	104.0	2.0	7.1
(+) Depreciation and amortization expenses	21.5	112.0	60.2	22.5
EBITDA (a)	86.0	448.8	238.2	112.4
Net revenue (b)	322.9	1,684.9	822.2	364.3
EBITDA Margin (a)/(b)	26.6%	26.6%	29.0%	30.9%
(1)	For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”

The following table below sets forth a reconciliation of our Profit for the year to Free Cash Flow and Cash Conversion Rate for each of the periods indicated:

	For the year ended December 31,
	2022	2022	2021	2020

	(Unaudited)
	(in US$ millions,	(in R$ millions, except %)
	except %)(1)
Profit for the year	36.0	187.9	138.1	66.0
(+) Income tax and social contribution	8.6	44.9	37.9	16.7
(+) Net finance cost/revenue	19.9	104.0	2.0	7.1
(+) Depreciation and amortization expenses	21.5	112.0	60.2	22.5
EBITDA (b)	86.0	448.8	238.2	112.4
(-) Change in working capital(2)	19.7	102.8	135.2	62.4
(-) Acquisition of property, plant and equipment and intangible assets	18.3	95.7	123.8	22.0
Free Cash Flow (a)	47.9	250.3	(20.8)	28.0
Cash Conversion Rate (a)/(b)	55.8%	55.8%	(8.7)%	24.9%
(1)	For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
(2)	Change in working capital is calculated as the sum of changes in current assets and liabilities affecting the cash generated from operating activities in the statements of cash flow.

The following table below sets forth a reconciliation of our operating Profit for the year to ROIC for each of the periods indicated:

	As of and for the year ended December 31,
	2022	2022	2021	2020

	(Unaudited)
	(in US$ millions,	(in R$ millions, except %)
	except %)(1)
Operating profit	64.5	336.8	178.0	90.0
Income tax adjustment(2)	(12.5)	(65.0)	(38.3)	(18.2)
Net operating profit after tax (a)	52.1	271.8	139.7	71.7
Total shareholders’ equity	85.7	447.1	337.9	327.2
(-) Goodwill	228.5	1,192.3	585.7	222.3
(-) Intangibles assets	80.5	420.2	9.6	2.3
(+) Loans and financing (current and non-current)	137.5	717.4	155.3	73.7
(+) Debentures	115.1	600.7	—	—
(+) Related parties loans liabilities (non-current)	147.5	769.8	482.2	54.2
(+) Obligations from acquisition of investment (current and non-current)	42.8	223.4	229.4	57.4
(+) Dividend payable	14.7	76.9	31.5	—
(-) Cash and cash equivalents	52.1	271.6	118.9	61.8
(-) Related parties loans assets (current and non-current)	5.0	26.2	34.7	28.3
Invested capital (b)	177.3	925.0	487.4	197.8
ROIC (a)/(b)	29.4%	29.4%	28.7%	36.2%
(1)	For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.218 to US$1.00, the commercial selling rate for U.S. dollars as of December 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
(2)	Income tax adjustment is defined as operating profit for the relevant period multiplied by our effective tax rate for the relevant period, the numerator of which is income tax and social contribution and the denominator of which is profit before tax.

Results of Operations

Comparison of Results of Operations for the Years ended December 31, 2022 and 2021

	For the year ended December 31,
	2022	2021	Variation

	(in R$ millions)%
Net revenue	1,684.9	822.2	104.9%
Cost of services rendered	(1,337.8)	(618.7)	116.2%
Gross profit	347.1	203.5	70.6%
Operating expenses
Selling, general and administrative expenses	(26.5)	(26.8)	(1.1)%
Equity in earnings of investments	3.6	—	n.m.
Other income, net expenses	12.5	1.4	792.9%
Operating profit	336.7	178.0	89.2%
Net finance cost/revenue	(104.0)	(2.0)	5,095.0%
Net income before income and social contribution taxes	232.8	176.0	32.3%
Income tax and social contribution	(44.9)	(37.9)	18.5%
Profit for the year	187.9	138.1	36.1%

Net revenue

The table below shows the net revenue of our geographic segments for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021	Variation

	(in R$ millions)%
Brazil	534.1	210.4	153.8%
Latin America (other than Brazil)(1)	186.2	144.4	28.9%
North America(2)	789.5	334.8	135.8%
Europe(3)	175.1	132.6	32.1%
Net revenue	1,684.9	822.2	104.9%
(1)	Net revenue derived from our operations in Antarctica is included within the Latin America segment.
(2)	Net revenue derived from Witt O’Brien’s’ operations since closing of the WOB Acquisition on October 24, 2022 is included within the North America segment.
(3)	Net revenue derived from operations in Africa is included within the Europe segment.

Net revenue for the year ended December 31, 2022 amounted to R$1,684.9 million, compared to R$822.2 million in the year ended December 31, 2021, which represents an increase of R$862.7 million, or 104.9%.

The increase in net revenue was primarily due to: (1) the acquisitions we concluded in the North America and Brazil segments, which experienced the largest growth in the period, reaching a net revenue of R$789.5 million and R$534.1 million in the year ended December 31, 2022, respectively, from R$334.8 million and R$210.4 million in the year ended December 31, 2021, respectively, as a result of a wider regional reach and, consequently, an increase in the overall number of subscription contracts and spot contracts; and (2) an increase of our net revenue generated in our Latin America segment (other than Brazil) of R$41.8 million, or 28.9%, in the year ended December 31, 2022, primarily as a result of the expansion of our existing operations in Chile and Peru and the start of new operations in Colombia. These increases were partially offset by a negative effect of 4.3 percentage points on our net revenue as a result the depreciation of the U.S. dollar, Canadian dollar and the British pound against the real.

Acquisitions that occurred during the year ended December 31, 2022 contributed R$518.9 million to the increase in net revenue in the year ended December 31, 2022 compared to the year ended December 31, 2021. Excluding the effect of the acquisitions that occurred in the year ended December 31, 2022, our net revenues would have increased by 41.8% or R$343.8 million in the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily in connection with: (1) an increase of R$168.9 million in net revenue in the year ended December 31, 2022, derived from the net revenue generated from the companies we acquired during 2021 and that were gradually and fully integrated into our ecosystem in 2022; and (2) an increase of net revenue of R$174.9 million or 36.8% in the year ended December 31, 2022 compared to the year ended December 31, 2021, if we were to exclude all acquisitions made in 2022 and 2021, primarily due to an increase of cross-selling and growth in North America and Latin America in connection with an increase of the capacity of our service centers and operating capabilities.

Cost of services rendered

Cost of services rendered for the year ended December 31, 2022 amounted to R$ 1,337.8 million, compared to R$618.7 million in the year ended December 31, 2021, which represents an increase of R$719.1 million, or 116.2%. This increase was primarily due to the acquisitions we completed in the period and the increase in operations, consistent with the increase in net revenue described above, as partially offset by a positive effect of 4.1 percentage point on our cost of services rendered, as a result of the depreciation of the U.S. dollar, Canadian dollar and the British pound against the real. Cost of services represented 79.4% and 75.2% of our net revenue, respectively, in the year ended December 31, 2022 and 2021.

Acquisitions that occurred during the year ended December 31, 2022 contributed R$373.3 million to the increase in cost of services rendered in the year ended December 31, 2022 compared to the year ended December 31, 2021. Excluding the effect of the acquisitions that occurred in the year ended December 31, 2022, our cost of services rendered would have increased by 52.5% or R$321.7 million in the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to (1) an increase of R$203.2 million in cost of services rendered in the year ended December 31, 2022 compared to the year ended December 31, 2021, derived from the growth of the operations of the companies we acquired in 2021 and integrated into our ecosystem in 2022; and (2) an increase of cost of services rendered of R$118.5 million or 29.5% in the year ended December 31, 2022 compared to the year ended December 31, 2021, if we were to exclude all the acquisitions made in 2022 and 2021, as a result of the organic growth of our operations in this period and inflationary costs pressure on our cost of services rendered.

Gross profit

Gross profit for the year ended December 31, 2022 amounted to R$347.1 million, compared to R$203.5 million in the year ended December 31, 2021, which represents an increase of R$143.6 million, or 70.6%. Gross profit represented 20.6% and 24.8% of our net revenue, respectively, for the years ended December 31, 2022 and 2021. The decrease in gross profit margin was primarily due to the increase in cost of services rendered in the year ended December 31, 2022 as a percentage of net revenue, as a result of increased costs related to third-party providers and fuel caused by inflationary cost pressure, supply chain disruptions, and increases in oil prices in the period, which negatively impacted gross profit margin by 4.5 percentage points in the aggregate, as well as decreased economies of scale resulting from (1) recently acquired businesses that were in the process of being integrated into our ecosystem, and (2) organic growth in markets which we had recently entered and had smaller operations. The adoption of heightened controls over our costs and expenditures following recent acquisitions helped to mitigate inflationary pressures, including by means of centralizing negotiations with suppliers at the corporate level and the renegotiation of pricing terms with suppliers, and we have been able to gradually increase prices as a way to pass on costs and improve gross profit margins. Supply chain disruptions have been mitigated through the earlier ordering of vehicles and equipment, and increasing utilization of suppliers who have more favorable delivery terms. The increase in cost of services rendered as a percentage of net revenue was partially offset primarily by a decrease in costs with personnel as a percentage of net revenue due to workforce optimization.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2022 amounted to R$26.5 million, compared to R$26.8 million in the year ended December 31, 2021 which represents a decrease of R$0.3 million, or 1.1%. Selling, general and administrative expenses represented, respectively, 1.6% and 3.3% of our net revenue in the year ended December 31, 2022 and 2021.

Equity in earnings of investments

Equity in earnings of investments for the year ended December 31, 2022 amounted to R$3.6 million, compared to nil in the year ended December 31, 2021 as a result of earnings arising from operations of O’Brien’s do Brasil, a joint venture with Environpact, a wholly-owned subsidiary of OceanPact, through which Witt O’Brien’s conducted certain of its operations in Brazil in 2022. As part of the integration of Witt O’Brien’s’ operations with our business, we sold the totality of our ownership interest in O’Brien’s do Brasil to Environpact on February 23, 2023 for the amount of R$11.0 million, thus terminating the joint venture. For additional information, see “Item 4.B.—Information on the Company—Business Overview—The WOB Acquisition.”

Operating profit

Operating profit for the year ended December 31, 2022 amounted to R$336.7 million, compared to R$178.0 million in the year ended December 31, 2021, which represented an increase of R$158.7 million, or 89.2%, due to the factors described above.

Net finance cost/revenue

Our net finance costs increased by R$101.9 million, or 5,095.0%, to R$104.0 million for the year ended December 31, 2022 from a cost of R$2.0 million for the year ended December 31, 2021. Finance income decreased by R$1.2 million, or 11.1%, to R$9.6 million in the year ended December 31, 2022 from R$10.8 million in the year ended December 31, 2021, primarily due to a decrease in foreign-exchange rate income, as partially offset by a greater average cash balance in the period which resulted in an increase in revenues from interest earning bank deposits. Our finance costs increased by R$100.7 million, or 786.8%, to R$113.5 million in the year ended December 31, 2022 from R$12.8 million in the year ended December 31, 2021 primarily due to an increase of R$52.4 million and R$19.9 million in year ended December 31, 2022 in debentures interest and interest on loans, respectively, primarily as a result of our First Issuance of Debentures in 2022, the Second Issuance of Debentures and the borrowing under the loan agreement with Itau BBA International PLC to finance the WOB Acquisition in 2022.

Net income before income and social contribution taxes

Profit before tax for the year ended December 31, 2022 amounted to R$232.8 million, compared to R$176.0 million in the year ended December 31, 2021, which represents an increase of R$56.8 million, or 32.3%, due to the factors described above.

Income tax and social contribution

Income tax and social contribution expense for the year ended December 31, 2022 was R$44.9 million, compared R$37.9 million in the year ended December 31, 2021, which represents a decrease of R$7.0 million, or 18.5%. This decrease was primarily due to the decrease in the provision for deferred taxes.

Profit for the year

As a result of the foregoing factors, our profit for the year ended December 31, 2022 amounted to R$187.9 million, compared to R$138.1 million in the year ended December 31, 2021, which represents an increase of R$49.8 million, or 36.1%. Profit represented, respectively, 11.2% and 16.8% of the net revenue for the years ended December 31, 2022 and 2021.

Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020

	2021	2020	Variation

	(in R$ millions)%
Net revenue	822.2	364.3	125.7%
Cost of services rendered	(618.7)	(256.1)	141.6%
Gross profit	203.5	108.1	88.3%
Operating expenses
Selling, general and administrative expenses	(26.8)	(19.0)	41.1%
Other income, net expenses	1.4	0.7	100.0%
Operating profit	178.0	89.9	98.0%
Net finance costs	(2.0)	(7.1)	(71.8)%
Net income before income and social contribution taxes	176.0	82.8	112.6%
Income tax and social contribution	(37.9)	(16.7)	126.9%
Profit for the year	138.1	66.0	109.2%

Net revenue

The table below shows the net revenue of our geographic segments for the years ended December 31, 2021, and 2020:

	For the years ended December 31,
	2021	2020	Variation

	(in R$ millions)%
Brazil	210.4	156.3	34.6%
Latin America (Other than Brazil)(1)	144.4	104.8	37.8%
North America(2)	334.8	69.2	383.8%
Europe(3)	132.6	34.0	290.0%
Net revenue	822.2	364.3	125.7%
(1)	Net revenue derived from our operations in Antarctica is included within the Latin America segment.
(2)	Net revenue derived from Witt O’Brien’s’ operations since closing of the WOB Acquisition on October 24, 2022 is included within the North America segment.
(3)	Net revenue derived from operations in Africa is included within the Europe segment.

Net revenue for the year ended December 31, 2021 amounted to R$822.2 million, compared to R$364.3 million in the year ended December 31, 2020, which represents an increase of R$457.9 million, or 125.7%. This increase was primarily due to (1) the acquisitions we concluded in the North America and Europe segments, which experienced the largest growth in the year ended December 31, 2021, reaching a net revenue of R$334.8 million and R$132.6 million, respectively, in year ended December 31, 2021 from R$69.2 million and R$34.0 million in the year ended December 31, 2020, as a result of a wider regional footprint that generated an increase in the overall number of subscription contracts and spot contracts; (2) an increase of our net revenue generated in our Brazil segment of R$54.1 million, or 34.6% in the year ended December 31, 2021, primarily in connection with the acquisitions we concluded in that region during the period, resulting in an increase of our cross-selling ability in the region and the resulting increase in the overall number of subscription contracts and spot contracts in the region; (3) an increase of our net revenue generated in our Latin America segment (other than Brazil) of R$39.6 million, or 37.8%, in the year ended December 31, 2021, primarily as a result of the expansion of our existing operations in Chile and Peru; and (4) a positive effect of 5.9 percentage points on our net revenue as a result the appreciation of the U.S. dollar, Canadian dollar and the British pound against the real.

Excluding the effect of the acquisitions that occurred in the year ended December 31, 2021, our net revenues would have increased by 30.5% or R$110.9 million in the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily in connection with: (1) an increase of R$87.4 million in net revenue in the year ended December 31, 2021, derived from the net revenue generated from the companies we acquired in 2020 and integrated into our ecosystem in 2021; and (2) an increase of R$23.6 million or 8.0% in the year ended December 31, 2021 compared to the year ended December 31, 2020, of our net revenue if we were to exclude all such acquisitions in 2021 and 2020, primarily due to a stronger growth in Latin America and Europe segments, which presented a strong demand from our mining and industrial services clients.

Cost of services rendered

Cost of services rendered for the year ended December 31, 2021 amounted to R$618.7 million, compared to R$256.1 million in the year ended December 31, 2020, which represents an increase of R$362.6 million, or 141.6%. This increase was primarily due to (1) completed acquisitions, (2) an increase in operations, consistent with the increase in net revenue described above and (3) a negative effect of 6.1 percentage points on our cost of services rendered as a result the appreciation of the U.S. dollar, Canadian dollar and the British pound against the real. Cost of services represented 75.2% and 70.3% of our net revenue, respectively, for the years ended December 31, 2021 and 2020.

Excluding the effect of the acquisitions that occurred in the year ended December 31, 2021, our cost of services rendered would have increased by 46.8% or R$127.9 million the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to: (1) an increase of R$61.7 million in cost of services rendered in the year ended December 31, 2021, derived from the growth of the operations of the companies we acquired in 2020 and integrated into our ecosystem in 2021; and (2) an increase of cost of services rendered of R$66.2 million or 30.7% in the year ended December 31, 2021 compared to the year ended December 31, 2020, if we were to exclude all acquisitions made in 2021 and 2020, as a result of the organic growth of our operations in this period and inflationary costs pressure on our cost of services rendered.

Gross profit

Gross profit for the year ended December 31, 2021 amounted to R$203.5 million, compared to R$108.1 million in the year ended December 31, 2020, which represented an increase of R$95.4 million, or 88.3%. Gross profit represented 24.8% and 29.7% of our net revenue, respectively, for the years ended December 31, 2021 and 2020. The decrease in gross profit margin was primarily due to the increase of our cost of services rendered in the year ended December 31, 2021 as a percentage of net revenue, as a result of increased costs related to third-party providers, fuel and maintenance caused by inflationary cost pressure, supply chain disruptions, and increased in oil prices in the period, which negatively impacted gross profit margin by 7.4 percentage points in the aggregate, as well as decreased economies of scale resulting from (1) recently acquired businesses that were in the process of being integrated into our ecosystem, and (2) organic growth in markets in which we had recently entered and had smaller operations. The increase in cost of services rendered as a percentage of net revenue was partially offset primarily by a decrease in costs with personnel as a percentage of net revenue due to workforce optimization.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2021 amounted to R$26.8 million, compared to R$19.0 million in the year ended December 31, 2020, which represents an increase of R$7.8 million, or 41.1%. This increase is attributed to the increase in the volume of our operations, and, therefore, related to the need to support our selling, general and administrative activities, in particular the increase in general administrative expenses due to the increasing global reach of our operations. Selling, general and administrative expenses represented, respectively, 3.3% and 5.2% of our net revenue in the year ended December 31, 2021 and 2020.

Operating profit

Operating profit for the year ended December 31, 2021 amounted to R$178.0 million, compared to R$89.9 million in the year ended December 31, 2020, which represented an increase of R$88.1 million, or 98.0%, due to the factors described above.

Net finance costs

Our net finance costs decreased by R$5.1 million, or 71.8%, to R$2.0 million for the year ended December 31, 2021 from an expense of R$7.1 million for the year ended December 31, 2020. Finance income increased by R$3.4 million, or 45.5%, to R$10.8 million in the year ended December 31, 2021 from R$7.4 million in the year ended December 31, 2020, primarily due to a greater average cash balance in the period which resulted in higher interest income as interest was earned on the higher cash balance. Our finance costs decreased by R$1.7 million, or 11.7%, to R$12.8 million in the year ended December 31, 2021 from R$14.5 million in the year ended December 31, 2020 primarily due to a decrease of R$5.5 million in our foreign exchange costs, partially offset by an increase of R$3.6 million in our interest on loans.

Net income before income and social contribution taxes

Profit before tax for the year ended December 31, 2021 amounted to R$176.0 million, compared to R$82.8 million in the year ended December 31, 2020, which represents an increase of R$93.2 million, or 112.6%, due to the factors described above.

Income tax and social contribution

Income tax and social contribution for the year ended December 31, 2021 were R$37.9 million, compared R$16.7 million in the year ended December 31, 2020, which represented an increase of R$21.2 million, or 126.9%. This increase was primarily due to the increase in the provision for current taxes.

Profit for the year

As a result of the foregoing factors, our profit for the year ended December 31, 2021 amounted to R$138.1 million, compared to R$66.0 million in the year ended December 31, 2020, which represents an increase of R$72.1 million, or 109.2%. Profit represented, respectively, 16.8% and 18.1% of the net revenue for the years ended December 31, 2021 and 2020.

B.Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements included elsewhere in this annual report.

We regularly evaluate opportunities to enhance our financial flexibility through a variety of methods, including, without limitation, through loans and financing. As a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us, and we may be required to pledge collateral to secure such instruments. See “— Loans and financing and debenture” for additional information.

On March 3, 2023, we consummated the previously announced Business Combination pursuant to the Business Combination Agreement. For additional information, see “—A. Operating Results—Business Combination.” Prior to the Business Combination, our principal sources of liquidity were cash and cash equivalents and cash flow from financing activities.

Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments, which have an immaterial risk of change in value. As of December 31, 2022 and December 31, 2021 our cash and cash equivalents amounted to R$271.6 million and R$118.9 million, respectively. Third party financing includes working capital loans, investment financing for the acquisition of heavy vehicles and machinery and fixed-rate financing agreements, as well as, for the year ended December 31, 2022, the issuance of Debentures. As of December 31, 2022 and 2021, our current loans and financing amounted to R$67.7 million and R$60.8 million, respectively, and our current debentures amounted to R$84.2 million and nil, respectively. During the year ended December 31, 2022 and the year ended December 31, 2021, net cash generated from financing activities were R$994.7 million and R$433.2 million, respectively.

As a result of the completion of the Business Combination, we raised gross proceeds of $174.2 million, of which $50.5 million were in the form of the conversion into equity of a portion of the intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement (without considering any payment of Business Combination related transaction expenses). Total direct transaction costs of Ambipar and HPX were approximately $18.0 million, substantially all of which will be recorded as a reduction to additional paid-in capital. We expect to incur additional annual expenses as a public company for, among other things, director fees and additional internal and external accounting, legal and administrative resources, including increased audit, legal, and filing fees. After the consummation of the Business Combination, our principal sources of liquidity remained cash and cash equivalents, including net proceeds from the Business Combination, and cash flow from financing activities.

We intend to increase our capital expenditures, for organic and inorganic uses, to support the growth in our business and operations. Our management believes that the proceeds from the Business Combination (excluding any proceeds from the exercise of the Warrants), along with the rest of our current available cash and cash equivalents and financial investments, and the cash flows from our operating activities, will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. This estimate is based on our current business plan and expectations and assumptions in light of current macroeconomic conditions. However, we cannot guarantee that our liquidity assumptions will prove to be correct, and we could exhaust our available financial resources sooner than we currently expect.

Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support research and development efforts, the expansion of sales and marketing activities, and the cost of any future acquisitions of businesses or machinery, equipment and vehicles. In the event that additional financing is required from outside sources, we may be unable to raise the funds on acceptable terms, if at all. We may seek additional capital through equity and/or debt financings depending on market conditions, particularly if the cash generated from operating activities is not in accordance with our expectations. If we are required to raise additional funds by issuing equity securities, dilution to public shareholders would result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our Class A Ordinary Shares. If we raise funds by issuing debt securities, such debt securities would have rights, preferences and privileges senior to those of holders of Class A Ordinary Shares. The terms of debt securities or borrowings could impose significant restrictions on how we hand our operations. The credit market and immediate demand deposits financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing. In addition, our ability to raise additional capital through the sale of equity or convertible debt securities could be significantly impacted by substantial sales of our Securities by securityholders, which could result in a significant decline in the trading price of our Class A Ordinary Shares and potentially hinder our ability to raise capital at terms that are acceptable to us or at all. A significant decline in the trading price of our Class A Ordinary Shares could potentially impact our ability to use equity or convertible debt securities as consideration in acquisitions or as a potential source of liquidity for future growth.

In addition, there is no assurance that the holders of the Warrants will elect to exercise any or all of the Warrants, which could impact our liquidity position. Whether warrantholders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the Class A Ordinary Shares, the last reported sales price for which was $6.90 per share on May 11, 2023. Each Warrant became exercisable for one Class A Ordinary Share at an exercise price of $11.50, provided, however, that an effective registration statement or a valid exemption therefrom is available. Therefore, if and when the trading price of the Class A Ordinary Shares is less than $11.50, we expect that warrantholders would not exercise their Warrants. We could receive up to an aggregate of approximately $186.1 million if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the warrant holders exercise the Warrants. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity on March 3, 2028, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash discussed elsewhere in this annual report to continue to fund our operations.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the years indicated:

	For the Year Ended December 31,
	2022	2021	2020

	(in R$ millions)
Cash and cash equivalents at the end of the year	271.6	118.9	61.8
Net cash generated from operating activities	470.9	64.3	32.5
Net cash used in investing activities	(1,320.8)	(448.4)	(117.7)
Net cash generated from financing activities	994.7	433.2	108.9
Exchange rate change in cash and cash equivalent	7.8	8.0	25.8
Increase in cash and cash equivalents	144.9	49.2	23.7

Net cash generated from operating activities

Our net cash generated from operating activities increased to R$470.9 million for the year ended December 31, 2022 from R$64.3 million of net cash generated from operating activities for the year ended December 31, 2021, primarily due to the following factors:

●	our profit for the year ended December 31, 2022 increased to R$187.9 million from R$138.1 million for the year ended December 31, 2021, combined with adjustments for non-cash items consisting primarily of:
(1)	an increase in interest on loans and financing and exchange-rate change to a positive net cash of R$96.7 million in the year ended December 31, 2022 compared to a positive net cash of R$2.9 million in the year ended December 31, 2021, as a result of an increase in our debentures and loans and financing combined with the increase in Brazil’s base interest rates in the period;
(2)	an increase in depreciation and amortization to R$112.0 million in the year ended December 31, 2022 from R$60.2 million in the year ended December 31, 2021, mainly as a result of an increase of R$219.7 million in property, plant and equipment to R$516.1 million in the year ended December 31, 2022;
(3)	an increase in residual value of written-off property, plant and equipment and intangible assets to R$26.3 million in the year ended December 31, 2022 from a decrease of R$6.3 million in the year ended December 31, 2021, due to write-offs in machinery, equipment and vehicles;
●	changes in assets and liabilities resulted in a total inflow of R$102.8 million in the year ended December 31, 2022 compared to a total outflow of R$135.2 million for the year ended December 31, 2021, resulting primarily as a result of:
(1)	a decrease in accounts receivables by R$85.5 million for the year ended December 31, 2022 compared to an increase by R$79.2 million for the year ended December 31, 2021, primarily as a result of our focus to return to normalized payment schedules in the year ended December 31, 2022; and
(2)	(i) a decrease in advances to suppliers of R$23.6 million for the year ended December 31, 2022, compared to an increase of R$29.3 million for the year ended December 31, 2021, and (ii) a decrease in services acquired from suppliers of R$2.0 million for the year ended December 31, 2022 compared to a decrease of R$21.7 million for the year ended December 31, 2021, in each case primarily as the result of the growth of our operations and the return to normal payment schedules to our suppliers following stabilization of the impacts of the COVID-19 pandemic on our value chain;

as partially offset by:

(1)	a decrease in taxes payable of R$34.2 million for the year ended December 31, 2022, compared to an increase of R$2.9 million for the year ended December 31, 2021, primarily as the result of an increase in net income before income and social contribution taxes;

(2)	an increase in prepaid expense of R$32.9 million for the year ended December 31, 2022 compared to a decrease of R$1.8 million for the year ended December 31, 2021, primarily due to prepaid expenses related to the Business Combination.

Our net cash generated from operating activities increased to R$64.3 million for the year ended December 31, 2021 from R$32.5 million for the year ended December 31, 2020, primarily due to the following factors:

●	our profit for the year ended December 31, 2021 increased to R$138.1 million from R$66.0 million for the year ended December 31, 2020, combined with adjustments for non-cash items consisting primarily of:
(1)	an increase in depreciation and amortization to R$60.2 million in the year ended December 31, 2021 from R$22.5 million in the year ended December 31, 2020, mainly as a result of an increase of R$203.7 million in property, plant and equipment to R$296.4 million in the year ended December 31, 2021;
(2)	an increase in deferred income tax and social contribution by R$14.1 million in the year ended December 31, 2021 compared to R$5.5 million in the year ended December 31, 2020 as a result of the increase in our operations that resulted in an increase in our taxable income;
(3)	such increases were partially offset by a decrease in residual value of written-off property, plant and equipment and intangible assets to negative R$6.4 million in the year ended December 31, 2021 from R$4.0 million in the year ended December 31, 2020, due to write-offs in machinery and equipment and vehicles;
●	changes in assets and liabilities resulted in a total outflow of R$135.2 million in the year ended December 31, 2021 compared to R$62.4 million in the year ended December 31, 2020, resulting from:
(1)	an increase in accounts receivables of R$79.1 million for the year ended December 31, 2021 compared to an increase of R$32.2 million for the year ended December 31, 2020, primarily as a result of the increase in our operations in the year ended December 31, 2021;
(2)	a decrease in other accounts payable by R$17.6 million for the year ended December 31, 2021 compared to a decrease of R$0.3 million for the year ended December 31, 2020 as a result of completion of the accounting integration process in our finance systems of the companies we acquired in the year ended December 31, 2021;
(3)	a decrease in services acquired from suppliers of R$21.7 million for the year ended December 31, 2021 compared to a decrease of R$7.3 million for the year ended December 31, 2020 as a result of the growth of our operations in the year ended December 31, 2021;
(4)	an increase in advances to suppliers of R$29.3 million for the year ended December 31, 2021 compared to an increase R$16.2 million for the year ended December 31, 2020 as a result of our decision to reduce the payments times to our suppliers in order to reinforce our value chain and guarantee the continuity of service throughout the regions in which we operate;

as partially offset by:

(5)	a decrease in other accounts receivable of R$24.9 million for the year ended December 31, 2021 compared to an increase of R$13.2 million for the year ended December 31, 2020 as a result of completion of the accounting integration process in our finance systems of the companies we acquired in the year ended December 31, 2021.

Net cash used in investing activities

Our net cash used in investing activities consisted primarily of cash expended on acquisitions and cash spent on companies’ acquisitions; net of cash received and acquisition of property, plant and equipment and intangible assets.

Our net cash used in investing activities increased to R$1,320.8 million for the year ended December 31, 2022 from R$448.4 million in net cash used in investing activities for the year ended December 31, 2021, primarily due to an increase in (1) cash spent on companies’ acquisitions (net of cash received) and (2) payment of obligations from acquisition of investments, as partially offset by a decrease in cash spent on the acquisition of property, plant and equipment and intangible assets.

Our net cash used in investing activities increased to R$448.4 million for the year ended December 31, 2021 from R$117.7 million in net cash used in investing activities for the year ended December 31, 2020, primarily due to an increase of R$210.1 million in cash spent on companies’ acquisitions; net of cash received and an increase in R$101.8 million in acquisition of property, plant and equipment and intangible assets. As a result, our Cash Conversion Rate for the year ended December 31, 2021 was (8.7)%, compared to 24.9% for the year ended December 31, 2020.

Net cash generated from financing activities

Our net cash generated from financing activities increased to R$994.7 million for the year ended December 31, 2022 from R$433.2 million of net cash generated from financing activities for the year ended December 31, 2021, primarily due to (1) an increase to R$446.9 million for the year ended December 31, 2022 from R$50.6 million for the year ended December 31, 2021 in proceeds from loans and financing and (2) an increase to R$573.6 million in funding of our Debentures, as offset by a decrease to R$71.0 million for the year ended December 31, 2022, from R$441.7 million for the year ended December 31, 2021, in cash generated from financing received from related parties, primarily Ambipar. For more information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Our net cash generated from financing activities increased to R$433.2 million for the year ended December 31, 2021 from R$108.9 million of net cash generated from financing activities for the year ended December 31, 2020, primarily due to an increase to R$441.7 million for the year ended December 31, 2021 from R$114.0 million in cash generated from financing received from related parties, primarily Ambipar. For more information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”

Capital Expenditure

Our capital expenditures are related primarily to (1) purchasing equipment and technology or (2) acquisition of companies according to our inorganic growth strategy.

For the years ended December 31, 2022, 2021 and 2020, our total capital expenditures amounted to R$1,320.8 million, R$448.4 million and R$117.7 million, respectively, representing 78.4%, 54.5% and 32.3% of our net revenue respectively. We divide our capital expenditures in three categories: (1) cash spent on companies’ acquisitions; net of cash received, amounting to R$1,090.0 million for the year ended December 31, 2022, from R$286.1 million for the year ended December 31, 2021 and R$76.0 million for the year ended December 31, 2020; (2) acquisition of property, plant and equipment and intangible assets amounting to R$95.7 million for the year ended December 31, 2022 from R$123.8 million for the year ended December 31, 2021 and R$22.0 million for the year ended December 31, 2020; and (3) payment of obligations from acquisitions of investments amounting to R$135.0 million for the year ended December 31, 2022 from R$38.5 million for the year ended December 31, 2021 and R$22.0 million for the year ended December 31, 2020, which relate to payments of earn-outs or installments to former controlling shareholders of previously acquired companies.

We expect to increase our capital expenditures for 2023 to support the organic and inorganic growth in our business and operations. Our management believes that the proceeds from the Business Combination (excluding any proceeds from the exercise of the Warrants), along with the rest of our current available cash and cash equivalents and financial investments, and the cash flows from our operating activities, will be sufficient to meet our capital expenditures in the ordinary course of business for the next 12 months. This estimate is based on our current business plan and expectations and assumptions in light of current macroeconomic conditions. However, we cannot guarantee that our liquidity assumptions will prove to be correct, and we could exhaust our available financial resources sooner than we currently expect. Our future capital requirements will depend on several factors, including those described above in “— Liquidity and Capital Resources” as well as in “Item 3.D. Key Information—Risk Factors” in this annual report.

Loans and financing and Debentures

As of December 31, 2022, we had and R$600.7 million in outstanding debentures (compared to nil as of December 31, 2021) and R$717.3 million in outstanding loans and financing (compared to R$155.3 million as of December 31, 2021).

The table below shows the main characteristics of our debentures and loans and financing agreements as of December 31, 2022.

	As of December 31, 2022
	Weighted
	Average
	Interest rate on			Non-
	December 31, 2022	Maturity	Current	current

			(combined)
			(in R$ millions)
Working capital(1)	0.68% p.a. plus CDI and 6.36%	March 2027	39.1	558.6
Investment financing(2)	14.04%	December, 2027	25.3	83.4
Financial leases liabilities	13.95%	September, 2027	3.2	7.8
Debentures	CDI + 2.65% and 3.5%	September, 2028	84.2	516.5
Total			151.8	1,166.3
(1)	Certain working capital loans are guaranteed by Ambipar. Includes the $90.0 million IBBA Loan Agreement by and between Ambipar USA, as borrower, Emergencia, as guarantor, and Itau BBA International PLC, as lender.
(2)	Investment financing through FINAME (Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais) for the acquisition of heavy vehicles and machinery used for our operations. Financing with FINAME funds is secured by the financed assets.

Payment schedule of installments of loans and financing

The table below summarizes the payment schedule of installments of our loans and financing:

As of December
31, 2022
(in R$ millions)
Year of maturity:
2023	67.7
2024	59.0
2025	58.2
2026	44.0
2027	489.5
2028	6.5
Total	724.9
Funding cost (long term)	(7.4)
717.5

Issuance of Debentures

On February 15, 2022, we issued an aggregate principal amount of R$335.5 million in a single series of 335,500 unsecured, non-convertible debentures due February 15, 2028, pursuant to the First Deed of Debentures. The Debentures under the First Issuance of Debentures bear interest corresponding to 100% of the accumulated rate of interbank deposits in Brazil (“CDI”) plus 3.5% per year, which are paid semiannually on each February 15 and August 15, commencing on August 15, 2022. Principal will be amortized in six installments, with the first installment due on August 15, 2023, the second on February 15, 2024 and the remaining installments on each February 15 of the next consecutive four years. The First Issuance of Debentures is unconditionally guaranteed by Ambipar and Environmental ESG Participações S.A. The proceeds of the offering of such Debentures were used to fund cash on balance sheet.

On September 20, 2022, we issued an aggregate principal amount of R$250.0 million in a single series of 250,000 unsecured, non-convertible debentures due September 20, 2028, pursuant to the Second Deed of Debentures. The Debentures under the Second Issuance of Debentures bear interest corresponding to 100% of the CDI plus 2.65% per year, which are paid semiannually on each March 20 and September 20, commencing on March 20, 2023. Principal will be amortized in four consecutive annual installments on each September 20, commencing on September 20, 2025. The Second Issuance of Debentures is unconditionally guaranteed by Ambipar. The proceeds of the offering of such Debentures were used to fund cash on balance sheet and for general corporate purposes.

Payment schedule of installments of Debentures

The table below summarizes the payment schedule of installments of our Debentures:

As of December
31, 2022
(in R$ millions)
Year of maturity:
2023	84.2
2024	55.3
2025	117.7
2026	117.7
2027	117.8
2028	117.8
Total	610.4
Funding cost (long term)	(9.7)
600.7

Restrictive Covenants

We are subject to certain restrictive covenants present in our Deeds of Debenture and the IBBA Loan Agreement. These covenants include, among other obligations, preservation of certain financial ratios, limitations on assets disposal, control disposal and corporate reorganization, and other provisions on obligations default, judicial reorganization and bankruptcy, death, insolvency, interdiction, change in corporate purpose or in a significant portion of assets and final and unappealable decisions on discrimination based on race and gender, child labor, slave labor, harassment or crime against the environment. As of December 31, 2022, we were in compliance with all of our restrictive covenants.

Debenture Guarantees

We have provided guarantees to (i) the first issuance of R$900.0 million in aggregate principal amount of secured, non-convertible debentures due June 2026 by Environmental ESG, (ii) the second issuance of R$500.0 million in aggregate principal amount of unsecured, non-convertible debentures due July 2027 of Ambipar, and (iii) the third issuance of R$750.0 million in aggregate principal amount of unsecured, non-convertible debentures due January 2028 of Ambipar. For additional information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related party transactions—Debenture Guarantees.”

C.Research and Development, Patents and Licenses, etc.

We have a technical team that is responsible for researching and assessing innovative solutions and developing new technology to improve our processes and services.

Our research and development activities mainly relate to:

●	the development of new software, such as our Integrated Environmental Management System (SIGA — Sistema Integrado de Gerenciamento Ambiental), which was developed in-house;
●	the research of innovative and technological equipment with specific features, including safety equipment; and
●	the creation of new solutions.

For example, our team has recently developed a portfolio of products used in environmental emergencies and accident prevention services in order to reduce environmental impacts and preserve the environment.

These products include an absorbent peat made of hydrophobic material for the absorption of petroleum and derivative liquids, which is highly resistant, easy to apply, has greater absorption capacity than similar products in the market, is not toxic or flammable, and has an indeterminate lifespan.

See “Item 4.B. Information on the Company—Business Overview—Research and Development” and “Item 4.B. Information on the Company—Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Policies and Estimates

Our financial statements are prepared in conformity with IFRS, as adopted by the IASB. In preparing our financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances.

Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. See notes 2 and 3.2 to our audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020.

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

We are managed by our Board and by our senior management, pursuant to our Articles and the Companies Act (Revised) of the Cayman Islands.

Board of Directors

Our Articles provide that, unless otherwise determined by a special resolution of shareholders, with the approval by the holders of a majority of our Class A Ordinary Shares voting exclusively and as a separate class, the Board will be composed of five to eleven directors, with the number being determined by a majority of the directors then in office. As of the date of this annual report, our Board is composed of seven directors.

Pursuant to our Articles, for so long: (i) as the aggregate voting power held by Ambipar continues to be at least 50% of the total voting power of all of our Ordinary Shares, Ambipar will have the right to appoint at least the majority of the directors, provided that at least one of such directors must qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act and shall be appointed as a member of the audit committee; (ii) as the Sponsor is subject to the transfer restrictions with respect to its Class A Ordinary Shares pursuant to the terms of the Investor Rights Agreement, the Sponsor shall be entitled to nominate one director, provided that such director shall qualify as an independent director and be appointed as a member of the audit committee; and (iii) as Opportunity Agro Fund holds at least fifty percent (50%) of our Class A Ordinary Share voting power held by Opportunity Agro Fund immediately after Closing, Opportunity Agro Fund shall be entitled to nominate one director.

Each director holds office for such term as the resolution appointing him/her has determined or until his/her vacation of office as a director or the director’s removal in accordance with our Articles notwithstanding any agreement between us and such director. Directors are eligible for re-election. Subject to the appointment rights summarized above, any director may be removed from office at any time before the expiration of his/her term (with or without cause) by ordinary resolution. Each of Ambipar, the Sponsor and Opportunity Agro Fund, as applicable, shall have the exclusive right to appoint and remove the respective director(s) appointed by it, and appoint replacement director(s).

The table set forth below presents the name, age and title of the current members of our Board:

Name	Age	Position
Tércio Borlenghi Junior	53	Co-Chairman
Izabel Cristina Andriotti Cruz de Oliveira	58	Director
Alessandra Bessa Alves de Melo	51	Director
Thiago da Costa Silva	39	Director
Mariana Loyola Ferreira Sgarbi	39	Independent Director
Carlos Piani	50	Independent Director
Victor Almeida	32	Independent Director

The following is a summary of the professional experience of our current directors. Unless otherwise indicated, the current business addresses of all members of our Board is Avenida Angélica, nº 2346, 5th Floor, São Paulo, SP – Brazil, 01228-200.

Tércio Borlenghi Junior founded Ambipar in 1995 and has served as President of the board of directors of Ambipar since 2020 and as the Chairman of our Board since March 2023. Mr. Borlenghi holds a bachelor’s degree in law and has significant experience in commercial, operational and administrative areas.

Izabel Cristina Andriotti Cruz de Oliveira has served as the Chief Executive Officer of Environmental ESG Participações S.A., a company of the environmental segment of Ambipar, since 2021, and as a member of our Board since March 2023. Ms. de Oliveira joined Ambipar in 2009. Prior to joining Ambipar, she served as Commercial Officer from 2003 to 2009 in Planservice Back Office Ltda. and from 2001 to 2009, as Commercial Manager in Officio Serviços de Vigilância e Segurança Ltda. Ms. de Oliveira holds a bachelor’s degree in economics from Universidade São Judas and has experience in management, recruitment and outsourcing.

Alessandra Bessa Alves de Melo has served as the chief legal officer of Ambipar since 2015 and as a member of our Board since March 2023. Ms. Melo joined the Ambipar Group in 2003 and has served in various roles in our legal department since then. Prior to joining the Ambipar Group, Ms. Melo worked as a lawyer in private practice from 1995 to 2002. Ms. Melo holds a bachelor’s degree in law from Universidade Paulista and an MBA in Business Management from Fundação Getúlio Vargas — FGV, as well as a postgraduate degree in Tax Law and a specialization certificate in Contract Law, both from Centro de Extensão Universitária — CEU.

Thiago da Costa Silva has served as the chief financial officer and chief investor relations officer of Ambipar since 2020 and as our director since 2022. Mr. da Costa Silva has extensive experience in accounting, tax, planning and finance. Prior to joining Ambipar in 2014, Mr. da Costa Silva served as controllership consultant at Camargo Corrêa S.A. from 2012 to 2014, as a senior accounting analyst at the Camargo Corrêa Group from 2007 to 2012, and as an accounting analyst at Dispan Indústria e Comércio Ltda. from 2003 to 2007. Mr. da Costa Silva holds a bachelor’s degree in accounting from Centro Universitário Salesiano de São Paulo — UNISAL and a graduate degree in strategic accounting management and international accounting from Pontifícia Universidade Católica de Campinas — PUC/Campinas.

Mariana Loyola Ferreira Sgarbi has served as an independent member of our Board since March 2023. She has also been a partner at Loyola Advogados since 2017. Before starting her own law firm, Ms. Loyola was a senior lawyer at Fialho, Salles Advogados from 2015 to 2017. Ms. Loyola has served as coordinator and legal negotiator for several M&A transactions and structuring of investments since then. She holds a bachelor’s degree in law from Universidade Federal de Minas Gerais, a master’s degree in business law from Universidade Federal de Minas Gerais and a certificate of business administration with emphasis on finance from IBMEC.

Carlos Piani has served as an independent member of our Board since March 2023. He served as the Chief Executive Officer and Chief Financial Officer and a director of HPX from its inception until the Closing of the Business Combination in March 2023. Mr. Piani has over 20 years of investment and operational experience and a depth of investment and mergers and acquisitions experience in a wide range of industries. Besides serving in our Board, Mr. Piani is currently the Chairman of Equatorial Energia S.A. (B3:EQTL3), a Brazilian utilities company, and serves on the board of directors of Vibra S.A., previously known as Petrobras Distribuidora S.A. (B3:VBBR3), Brazil’s largest fuel distribution company. Mr. Piani served as Head of Strategic Initiatives and Mergers & Acquisitions in 2019 at Kraft Heinz and Zone President of Kraft Heinz Canada from 2015 to 2018. Prior to joining Kraft Heinz, Mr. Piani served as Chief Executive Officer of PDG Realty S.A. Empreendimentos e Participacoes (B3:PDGR3), a real estate company, from August 2012 to August 2015. Previously, he served as Co-Head of Private Equity of Vinci Partners, an independent asset management firm, from April 2010 to August 2012, as Chief Executive Officer of CEMAR, an electricity distribution company in Brazil, from March 2006 to April 2010, and as Chief Executive Officer of Equatorial Energia S.A., CEMAR’s controlling shareholder, from March 2007 to April 2010. From 1998 to 2004, Mr. Piani served at Banco Pactual S.A. (now known as BTG Pactual S.A.), initially as an investment banking analyst and later as an Associate Partner of the Principal Investment Group, where he managed a multi-million dollar venture capital fund focused on Brazilian technology companies. Mr. Piani has a bachelor’s degree in computer science from PUC/RJ and a bachelor’s degree in business from IBMEC/ RJ. He has also completed the Owner and President Management Program at Harvard Business School and is a Chartered Financial Analyst by CFA Institute.

Victor Almeida has served as an independent member of our Board since March 2023. He has also been a partner at Opportunity, a private equity firm in Brazil, targeting acquisitions in a diverse number of sectors, since 2020, having initially joined as an analyst in 2014. Mr Almeida currently serves on the board of directors of Belem Bioenergia, one of Brazil’s biggest palm oil companies, having previously served as a member of Belem Bioenergia’s senior executive management between 2019 and 2021. Between 2016 and 2018, Mr. Almeida served as a member of the board of directors of Bemisa — Exploração Mineral. Mr. Almeida has a bachelor’s degree in economics from Universidade Federal da Bahia.

Committees of the Board of Directors

Our Board has a permanent audit committee, and may establish a compensation committee and a nominating and corporate governance committee.

Audit Committee

The persons listed below serve as members of our audit committee:

Name	Age	Position
Carlos Piani	50	Member
Thiago da Costa Silva	39	Member
Mariana Loyola Ferreira Sgarbi	39	Member

Set forth below is a brief biography of our audit committee:

Carlos Piani. See “— Board of Directors.”

Thiago da Costa Silva. See “— Board of Directors.”

Mariana Loyola Ferreira Sgarbi. See “— Board of Directors.”

Each member of the audit committee is financially literate and our Board has determined that Carlos Piani and Thiago da Costa Silva qualify as “audit committee financial experts” as defined in applicable SEC rules and has accounting or related financial management expertise.

Executive Officers

The following table sets forth certain information relating to our senior management as of the date of this annual report.

Name	Age	Position
Yuri Keiserman	47	Chief Executive Officer
Rafael Espírito Santo	42	Chief Financial Officer
Guilherme Patini Borlenghi	29	Chief Operational Officer
Pedro Petersen	31	Chief Investor Relations Officer

Set forth below is a brief biography of our senior management:

Yuri Keiserman has served a member of the board of directors of Ambipar since 2020 and as our chief executive officer since 2023. He also serves as vice-chairman of the board of Tanac S.A., a producer of plant extracts and black wattle chips. Previously, Mr. Keiserman served as the chief executive officer of Gelato Diletto from March 2015 to July 2015, and of Vetor Editora from August 2012 to March 2014. He also served as a director at Banco Safra between February 2012 and August 2012. Between April 2007 and February 2012, Mr. Keiserman was a partner at Rosenberg, an independent financial advisory company. Mr. Keiserman holds a business administration degree from Fundação Armando Alvares Penteado (FAAP) and an MBA from The Wharton School of the University of Pennsylvania.

Rafael Espírito Santo has served as our chief financial officer since March 2023. Previously, he worked for HPX from October 2020 until the Closing of the Business Combination in March 2023. Mr. Santo has over 15 years of investment and operational experience in Brazil. Most recently, between 2016 and 2020, he served as Chief Operating Officer of BK Brasil S.A, the Burger King and Popeye’s main franchisee in Brazil, where he oversaw over 700 company-owned restaurants with 15,000 employees, and 200 franchised restaurants. Prior to BK Brasil, between 2014 and 2015, Mr. Santo served as CFO and IRO of PDG Realty S.A. Empreendimentos e Participacoes, a Brazilian real estate company. He has also served on the board of directors of REP Real Estate Partners, a shopping mall developer controlled by PDG. Between 2010 and 2013, Mr. Santo served as Private Equity Officer at Vinci Partners, responsible for several investments of Vinci Capital Partners II, including BK Brasil, PDG and Cecrisa Revestimentos, where he also served on the board of directors. Prior to that, Mr. Santo served as a Director at Banco Pactual S.A (now known as BTG Pactual S.A), as a sell-side research analyst covering utilities sector. Mr. Santo has a bachelor’s degree in business administration.

Guilherme Patini Borlenghi has served as our chief operational officer since March 2023. He has worked in various roles in the financial department of the Ambipar Group since 2009. Since 2020, he has served as chief executive officer of Ambipar Response S.A. Mr. Borlenghi graduated from the business school of Fundação Armando Alvares Penteado — FAAP.

Pedro Petersen has served as our chief investor relations officer since March 2023. Previously, he worked for HPX from January 2021 until the Closing of the Business Combination in March 2023. Mr. Petersen has over 10 years of investment experience in Brazil. From 2017 to 2018, Mr. Petersen served as a private equity associate at Gávea Investimentos, where he oversaw investments in sectors such as fintech, malls, and utilities. Between 2013 and 2017, Mr. Petersen served as an investment analyst at Dynamo Administração de Recursos, a Brazilian public and private investment company. Between 2012 and 2013, Mr. Petersen worked at Vinci Partners. Mr. Petersen actively participated in the founding of Alice, an insurance health-tech company in Brazil. Mr. Petersen has a bachelor’s degree in economics from Pontifícia Universidade Católica do Rio de Janeiro — PUC/RJ and a master’s of science in engineering degree (MSE) in data science from the University of Pennsylvania.

Family Relationships

Our chief operational officer, Mr. Guilherme Patini Borlenghi, is the son of the chairman of our Board and indirect controlling shareholder, Mr. Tércio Borlenghi Junior.

Except as set forth above, there are no family relationships among our directors and executive officers.

Involvement in Certain Legal Proceedings

Mr. Tércio Borlenghi Junior and Ms. Alessandra Bessa Alves de Melo are joint defendants, collectively with other parties, in a criminal proceeding lawsuit filed by the prosecution agency of the state of Espírito Santo (Ministério Publico do Estado do Espírito Santo) with the criminal court of the city of Aracruz, Espírito Santo, on May 12, 2015. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We, our subsidiaries, affiliates, direct and indirect controlling shareholders and members of our management, or companies with which management has been involved with in the past, have been in the past and may in the future be subject to legal, administrative or arbitration disputes or investigations. Any disputes or investigations may adversely affect our results of operations, financial condition and reputation.”

B.Compensation

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Our directors, executive officers and management in general receive fixed and variable compensation. They also receive benefits generally in line with market practice in Brazil or elsewhere where we operate. The fixed component of their compensation is set on market terms and adjusted annually.

In the years ended December 31, 2022, 2021 and 2020, we paid an aggregate of R$35.3 million, R$7.6 million and R$8.1 million, respectively, in cash compensation to our executive officers and directors. These amounts are comprised of salaries, bonuses and short-term benefits including the use of company vehicles and reimbursement for business trips and other ordinary course expenses. Benefits totaled R$0.8 million, R$0.2 million and R$0.2 million in the years ended December 31, 2022, 2021 and 2020, respectively.

Omnibus Incentive Plan

We currently maintain an Omnibus Incentive Plan governed by the laws of the Cayman Islands for our service providers and our subsidiaries. The total pool is equivalent to 2% of the number of our Class A Ordinary Shares outstanding on a fully diluted basis.

The Omnibus Incentive Plan gives us the ability to grant various forms of awards, including without limitation non-qualified stock options (“Options”) and performance-based restricted stock units (“PSUs”). Initial grants for employees are expected to be a combination of Options (with an exercise price at fair market value on the date of grant) and PSUs.

The Options will vest over three years, with 1/3 of the option shares subject to the grant vesting on each anniversary of grant, in each case subject to continued employment on the applicable vesting date.

The PSUs will be subject to a performance-based vesting based on a cumulative EBITDA target over the three-year post-Closing period from 2023 to 2025. Vesting is subject to continued employment through the last day of the performance period, or as otherwise determined in the grant agreements.

The Omnibus Incentive Plan does not grant automatic acceleration of awards due to a change in control.

Grantees are subject to customary restrictive covenants in connection with each grant. A breach of these restrictive covenants will result in forfeiture of all awards.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles will require us to indemnify our directors and executive officers to the fullest extent permitted by law in connection with claims made by reason of their being a director or officer, as applicable, of the Company.

C.Board Practices

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise their powers only for a proper purpose, a duty to avoid conflicts of interest and of duty, a duty to disclose personal interest in contracts involving us, a duty not to make secret profits from the directors’ office and a duty to act with skill, care and diligence. Our directors are required to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, one or more shareholders may have the right to seek damages in our name if a duty owed by our directors is breached.

Election and Terms of Directors and Executive Officers

For information on election and term of office of our Board members, see “Item 10.B. Additional Information—Memorandum and Articles—Board of Directors—Appointment and Removal.”

Our officers are appointed by, and serve at the discretion of, the Board.

No nonemployee director has a service contract with us that provides for benefits upon termination of service.

Board Committees

Our Board has established an audit committee. In the future, our Board may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit Committee

Our audit committee consists of Carlos Piani, Thiago da Costa Silva and Mariana Loyola Ferreira Sgarbi. Each member of the audit committee is financially literate and our Board has determined that Carlos Piani and Thiago da Costa Silva qualify as “audit committee financial experts” as defined in applicable SEC rules and has accounting or related financial management expertise. Carlos Piani and Mariana Loyola Ferreira Sgarbi meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee assists our Board in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

●	assisting Board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors;
●	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;
●	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;
●	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;
●	setting clear hiring policies for employees or former employees of the independent auditors;
●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;
●	meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Item 5—Operating and Financial Review and Prospects;”
●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
●	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

D.Employees

As of December 31, 2022, we employed 5,041 full-time employees. A substantial portion of these employees are represented by labor unions, through approximately 60 collective bargaining agreements.

The table below shows a breakdown of our full-time employees by geography as of December 31, 2022:

As of December 31, 2022
Total
Brazil	2,647
Latin America (other than Brazil)	1,073
North America	1,178
Europe	143
Total	5,041

In response to the needs of our business, we also employ temporary and part-time employees from time to time.

Our human resources policy is an integral part of our business strategy, and we seek to attract and retain high quality professionals. We pay our employees what we believe are market competitive wages, which include company-wide incentive programs and generous benefits to enable us to retain and develop employees into the future leaders of our industry. Key metrics that management uses to measure the success of our human resources policy include total recordable incident rate — TRIR, including fatality rate, disabling injury rate, frequency rate, severity rate, and voluntary employee turnover rates, all of which are monitored at all levels of the organization.

We believe that our relationship with our employees is positive and we engage with our employees through periodic employee engagement surveys, and other mechanisms, to continue the development of these relationships. As part of our commitment to employee safety and quality customer service, we have an extensive compliance program and trained environmental, health and safety staff. We continually strive to invest in our employees through training programs, including training specifically aimed at workplace safety and cyber-security. We provide the training and licensing necessary to maintain a skilled and experienced workforce.

To attract and retain talent and bring out the best in our team and our business, we strive to create a diverse, inclusive, and supportive workplace while providing opportunities for our employees to grow and develop in their careers.

E.Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plan, see “Item 6.B. Directors, Senior Management and Employees—Compensation—Omnibus Incentive Plan.”

F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth information known to us regarding the beneficial ownership our Ordinary Shares as of March 31, 2023:

●	each person known by us to beneficially own more than 5% of our issued and outstanding Ordinary Shares;
●	each of our directors and executive officers; and
●	all our directors and executive officers as a group.

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

As of March 31, 2023, there were 16,195,105 Class A Ordinary Shares, 39,234,746 Class B Ordinary Shares and 16,180,000 Warrants issued and outstanding. Pursuant to our Articles, each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote on all Ordinary Shares voting together as a single class. The Warrants, which entitle the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, became exercisable on April 2, 2023, which is 30 days after the completion of the Business Combination, provided, however, that an effective registration statement or a valid exemption therefrom is available.

The expected beneficial ownership percentages set forth below do not take into account up to 11,000,000 Earn-Out Shares that may be issued to Ambipar, but do take into account the Class A Ordinary Shares underlying the Warrants.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

					Total	Total
	Class A Ordinary		Class B Ordinary		Ordinary	Voting
	Shares		Shares		Shares	Power
Beneficial Owner	Number	Percentage	Number	Percentage	Percentage	Percentage
Principal Shareholders:
Ambipar Participações e Empreendimentos S.A.(1)	—	—	39,234,746	100%	70.8%	96.0%
Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior(2)	14,090,000	76.3%	—	—	24.4%	3.4%
HPX Capital Partners LLC(3)	2,512,807	14.9%	—	—	4.5%	0.6%
Directors and Executive Officers:(4)
Tércio Borlenghi Junior(1)	—	—	22,049,927	56.2%	39.8%	54.0%
Izabel Cristina Andriotti Cruz de Oliveira	—	—	—	—	—	—
Alessandra Bessa Alves de Melo	—	—	—	—	—	—
Thiago da Costa Silva	—	—	—	—	—	—
Mariana Loyola Ferreira Sgarbi	—	—	—	—	—	—
Carlos Piani(3)	837,602	5.1%	—	—	1.5%	0.2%
Victor Almeida	—	—	—	—	—	—
Yuri Keiserman	—	—	—	—	—	—
Rafael Espírito Santo	—	—	—	—	—	—
Guilherme Patini Borlenghi	—	—	—	—	—	—
Pedro Petersen	—	—	—	—	—	—
All directors and executive officers as a group (11 individuals)	837,602	5.1%	22,049,927	56.2%	41.1%	54.1%
(1)	Ambipar Participações e Empreendimentos S.A. (“Ambipar”) is the record holder of the Class B Ordinary Shares reported herein, which carry voting rights in the form of 10 votes per Class B Ordinary Share, and is controlled by Mr. Tércio Borlenghi Junior, chairman of our board of directors, who by virtue of his control may be deemed to beneficially own shares held by Ambipar. Ambipar will be issued up to an additional 11,000,000 newly issued Class B Ordinary Shares (the “Earn-Out Shares”), as follows: (i) if at any time during the three-year period following the Closing Date, the closing share price of the Class A Ordinary Shares is greater than or equal to $17.00 over any 20 trading days within any consecutive 30 trading day period, 50% of the Earn-Out Shares will be issued; and (ii) if at any time during the three-year period following the Closing Date, the closing share price of the Class A Ordinary Shares is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period, the remaining 50% of the Earn-Out Shares will be issued. The business address of Ambipar is Avenida Angélica, nº 2346, 5th Floor, São Paulo — SP, Brazil, 01228-200.
(2)	Represents (i) 11,810,000 issued and outstanding Class A Ordinary Shares and (ii) 2,280,000 Class A Ordinary Shares underlying the 2,280,000 Warrants beneficially owned by Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Opportunity Agro Fund”). Opportunity Agro Fund is managed by Opportunity Private Equity Gestora de Recursos Ltda., a leading fund manager in Brazil, which has discretionary management and voting power over the shares held by Opportunity Agro Fund and is managed by, among other officers, Eduardo de Britto Pereira Azevedo and Leonardo Guimarães Pinto. The business address of Opportunity Private Equity Gestora de Recursos Ltda. is Rua Visconde de Pirajá, 351, 14th floor (part), Ipanema, Rio de Janeiro — RJ, Brazil, 22410-906.
(3)	HPX Capital Partners LLC (the “Sponsor”) is the record holder of the (i) 1,836,100 issued and outstanding Class A Ordinary Shares and (ii) 676,707 Class A Ordinary Shares underlying 676,707 Warrants reported herein. Each of Messrs. Bernardo Hees, Carlos Piani and Rodrigo Xavier indirectly exercises the sole investment and voting power over his one-third interest in the shares held of record by the Sponsor. Therefore, Messrs. Hees, Piani and Xavier may be deemed to have sole investment and voting power over 612,033 Class A Ordinary Shares and 225,569 Class A Ordinary Shares underlying 225,569 Warrants each. Each of Messrs. Hees, Piani and Xavier disclaims beneficial ownership of the securities held of record by the Sponsor, except to the extent of any pecuniary interest therein. Each of Messrs. Hees, Piani and Xavier served as a director of HPX prior to the consummation of the Business Combination, and Mr. Piani serves as an independent member of our Board and a member of our audit committee. The business address of HPX Capital Partners LLC is 1000 N West St, STE 1200, Wilmington, Delaware, USA, 19801.
(4)	Unless otherwise noted, the business address of the directors and executive officers of the Company is Avenida Angélica, nº 2346, 5th Floor, São Paulo — SP, Brazil, 01228-200.

Voting Rights

The holders of our Class A Ordinary Shares and Class B Ordinary Shares have identical rights, except that holders of Class B Ordinary Shares (1) are entitled to ten (10) votes per share, whereas holders of our Class A Ordinary Shares are entitled to one (1) vote per share; (2) has certain conversion rights; and (3) are subject to certain transfer restrictions. For more information, see “Item 10.B. Additional Information—Memorandum and Articles—Description of Share Capital.” Each Class B Ordinary Share is convertible into one Class A Ordinary Share.

Significant Changes in Ownership

To our knowledge, other than as disclosed in this annual report and our other filings with the SEC, there has been no significant change in the percentage ownership held by any major shareholder since Closing of the Business Combination. From its incorporation on May 3, 2022 until Closing, the Company was a direct wholly-owned subsidiary of Ambipar.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 31, 2023, there were 16 registered holders of our Class A Ordinary Shares, three of which were United States registered holders holding a total of 2,941,603 Class A Ordinary Shares, representing approximately 18.2% of our total outstanding shares (including Cede & Co., the nominee of DTC, holding approximately 5.7% of our outstanding Class A Ordinary Shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares were held by brokers or other nominees.

Change in Control Arrangements

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

Investor Rights Agreement

In connection with the consummation of the Business Combination Agreement, we, the Sponsor, Ambipar, Opportunity Agro Fund, the Insiders and Rafael Salvador Grisolia entered into the Investor Rights Agreement pursuant to which certain holders of registrable Securities are able to make a written demand for registration under the Securities Act of all or a portion of their registrable Securities, subject to certain limitations, so long as such demand includes a number of registrable Securities with a total offering price in excess of $75,000,000, net of all underwriting discounts and commissions. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, we shall not be required to conduct more than an aggregate total of eight underwritten offerings or an aggregate of four underwritten offerings in any 12-month period. In addition, certain holders of registrable Securities have “piggy-back” registration rights to include their Securities in other registration statements filed by us. We also agreed to file with the SEC a resale shelf registration statement covering the resale of all registrable Securities within 30 days of the Closing, to be declared effective no later than the earlier of 60 days of the Closing if the SEC notifies us that it will not “review” the registration statement or 90 days if the SEC notifies us that it will “review” the registration statement.

In addition, pursuant to the Investor Rights Agreement, signatories thereof agreed to certain transfer restrictions on their respective equity interests in us, in the case of the Insiders and Rafael Salvador Grisolia, for a period of one year following the Closing Date, and, in the case of Ambipar and the Sponsor, for a period of three years following the Closing Date, in each case, subject to the following exceptions of permitted transfers (i) in the case of a transfer to a permitted transferee, if such shareholder provides written notice to us or (ii) (A) if such shareholder is an individual, by virtue of laws of descent and distribution upon the death of the individual, (B) if such shareholder is an individual, pursuant to a qualified domestic relations order, (C) pursuant to any liquidation, merger, share exchange or similar transaction (other than the Mergers) which results in all of our shareholders having the right to exchange their Ordinary Shares or other equity securities for cash, securities or other property; provided that in connection with any transfer of such securities pursuant to clause (ii) above, (x) such shareholder shall, and shall cause any such transferee of his, her or its Lock-Up Securities (as defined in the Investor Rights Agreement), to enter into a written agreement, in form and substance reasonably satisfactory to us, agreeing to be bound by the lock-up agreement prior to and as a condition to the occurrence of such transfer, and (y) that such transferee shall have no rights under the Investor Rights Agreement, unless they are a permitted transferee according to the terms of the Investor Rights Agreement, in which case, as a condition to such transfer, the transferee shall be required to become a party to the Investor Rights Agreement.

Furthermore, pursuant to the Investor Rights Agreement, our Board will establish an advisory executive committee comprised of up to four members to advise our Board, of which (i) one member will be designated by Opportunity Agro Fund, for as long as Opportunity Agro Fund is entitled under the terms of our Articles to appoint a member of the Board and effectively appoints such member; (ii) one member will be designated by the Sponsor, for as long as the Sponsor is entitled under the terms of our Articles to appoint a member of the Board and effectively appoints such member; and (iii) two members will be designated by Ambipar, for as long as Ambipar is entitled under the terms of our Articles to appoint a member of the Board and effectively appoints such member.

Downside Protection Agreements

In connection with the execution of the Subscription Agreements, the Cygnus Subscription Agreement and the Non-Redemption Agreements, the DPA Beneficiaries, we, Ambipar and the Sponsor entered into the Downside Protection Agreements dated as of July 5, 2023, pursuant to which the DPA Beneficiaries are provided with certain downside protection rights. Subject to the terms and conditions of the Downside Protection Agreements, the DPA Beneficiaries may receive, on a pro rata basis, an aggregate of up to 1,050,000 Class A Ordinary Shares from the Sponsor or may sell a certain number of their respective Class A Ordinary Shares to Ambipar, the Sponsor or to a third party in a block trade, in each case to occur no earlier than 30 months following the Closing, as detailed below:

●	Each DPA Beneficiary is only eligible to receive such downside protection if it holds, on each day beginning on the Closing Date and until the 30-month anniversary of the Closing Date (the “DPA Measurement Period”), a number of Class A Ordinary Shares representing at least 50% of the number of Class A Ordinary Shares held by such DPA Beneficiary immediately after Closing.
●	In case an eligible DPA Beneficiary chooses to exercise its downside protection rights under the Downside Protection Agreements, (i) Ambipar is entitled to purchase from such DPA Beneficiary a number of Class A Ordinary Shares equal to the lowest number of Class A Ordinary Shares held by such DPA Beneficiary during the DPA Measurement Period (the “DPA Protected Shares”), and (ii) if Ambipar does not purchase the DPA Protected Shares, then the Sponsor is entitled either (x) to purchase from such DPA Beneficiary the DPA Protected Shares or (y) to facilitate the sale of such DPA Beneficiary’s Class A Ordinary Shares and Warrants held as of the 30-month anniversary of the Closing Date in a block trade or on an underwritten basis to a third party pursuant to the terms of the Downside Protection Agreements (the “DPA Block Trade”).
●	The purchase price payable by Ambipar or the Sponsor, as applicable, for the DPA Protected Shares of the relevant DPA Beneficiary is equal to an inflation-adjusted return (measured by the consumer price index) generated over the 30-month period following Closing and relative to the initial investment made by the relevant DPA Beneficiary pursuant to the relevant Subscription Agreement, Cygnus Subscription Agreement or Non-Redemption Agreement (the “DPA Guaranteed Return”).

If the return generated by the block trade is below the DPA Guaranteed Return, the Sponsor is required to transfer, from the DPA Pro Rata Downside Protection Shares (as defined below) available to the relevant DPA Beneficiary, such number of shares in order for such DPA Beneficiary’s return to be equal to or as close as possible to the relevant DPA Guaranteed Return.

●	If neither Ambipar nor the Sponsor acquires the relevant DPA Protected Shares or if a DPA Block Trade is not consummated or available, then, pursuant to the terms and conditions of the relevant Downside Protection Agreement, the Sponsor shall transfer to the relevant DPA Beneficiary the applicable number of DPA Pro Rata Downside Protection Shares.
●	Under the terms of the Downside Protection Agreements, the maximum aggregate number of Class A Ordinary Shares that may be transferred by the Sponsor to the DPA Beneficiaries is 1,050,000 Class A Ordinary Shares (the “DPA Pro Rata Downside Protection Shares”), including: (i) 808,500 to Opportunity Agro Fund, (ii) 24,150 to XP Gestão de Recursos Ltda., (iii) 14,490 to Cygnus, (iv) 4,830 to Gannett Peek, (v) 9,660 to Genome, (vi) 4,830 to Tuchola Investments Inc., (vii) 9,732 to Constellation Master Fundo de Investimento de Ações, (viii) 8,163 to Constellation Qualificado Master Fundo de Investimento de Ações, (ix) 8,670 to Const Brazil US Fund LP and (x) 62,664 to XP Allocation Asset Management Ltda.

For the avoidance of doubt, we will not issue any Ordinary Shares in connection with the Downside Protection Agreements and the transactions contemplated in the Downside Protection Agreements will not have any dilutive effect on holders of Ordinary Shares.

B.Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Item 6.B. Directors, Senior Management and Employees — Compensation” and certain other rights of certain of the holders of our Ordinary Shares as described under “— A. Major Shareholders — Investor Rights Agreement” and“— A. Major Shareholders — Downside Protection Agreements,” the following is a description of each transaction and currently proposed transaction in which the amount involved in the transactions is material to us and any related party. See note 16 to our audited consolidated financial statements for a description of our related party transactions.

Lease Agreement with Amazônia Incorporação e Participação S.A.

On September 6, 2021, Ambipar Response S.A., a subsidiary of Emergencia, entered into a lease agreement with its affiliate Amazônia Incorporação e Participação S.A. (“Amazonia”). Amazonia is controlled by our indirect controlling shareholder, Mr. Tercio Borlenghi Junior, who is also chairman of our Board. The agreement sets forth the lease by Ambipar Response S.A. from Amazonia of 50% of four real estate properties, all located in the State of São Paulo, for the total amount of R$386,103.49 per month. The agreement expires on August 6, 2031 and there are currently no amounts overdue.

Intercompany Loans

In 2020 and 2021, our subsidiaries entered into intercompany loans comprising checking account transactions carried out exclusively between them and wholly-owned subsidiaries of Ambipar, the terms of which have not been determined nor have any written agreements been executed with respect thereto. These transactions are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar Group. As of December 31, 2022 and December 31, 2021, Emergencia had outstanding non-current loan assets in the amount of R$4.5 million and R$4.5 million, respectively, due by Ambipar to Emergencia and non-current loan liabilities in the amount of R$703.2 million and R$470.8 million, respectively, due by Emergencia to Ambipar.

On July 5, 2022, Ambipar and Emergencia entered into the Ambipar Intercompany Loan Agreement, pursuant to which Ambipar formalized the disbursement to Emergencia, under the abovementioned intercompany loans, of an aggregate amount of R$317,094,454.24. According to the Ambipar Intercompany Loan Agreement, Ambipar could elect, at any time prior to the termination of this agreement and at its sole discretion, to convert the amount (as expressed in Brazilian reais) equivalent to US$50,500,000.00 into Emergencia’s equity, as consideration for the subscription and purchase of 5,050,000 Class B Ordinary Shares at $10.00 per share pursuant to the Ambipar Subscription Agreement. On the Closing Date, the convertible amount was fully converted into Emergencia’s equity.

Cost Sharing Agreement

Ambipar, Emergencia and certain of its subsidiaries entered into the Cost Sharing Agreement, dated as of the Closing Date, pursuant to which Ambipar agreed to provide certain support services to Emergencia and certain of its subsidiaries under and pursuant to the terms and conditions set forth therein, including information technology, controllership, organization and corporate support activities, marketing, invoicing, debt collection, facilities, human resources, accounting documentation, archive, compliance, fleet management, project assessment, quality assurance, labor safety, investor relations, sustainability advisory services, treasury and legal services, under and pursuant to the terms and conditions set forth therein. Under the Cost Sharing Agreement, Emergencia will pay in advance, or cause each of the Recipients (as defined in the Cost Sharing Agreement) to pay in advance, to Ambipar, the Monthly Ambipar Response Expenses (as defined in the Cost Sharing Agreement) for such month in accordance with the pro-rata participation of each of the Recipients in the net revenue generated by Emergencia. For the calendar year 2023, the Ambipar Response Expenses (as defined in the Cost Sharing Agreement) are expected to total approximately R$20.0 million.

Trademark Licensing Agreement

Emergencia entered into a trademark licensing agreement with Ambipar, dated as of the Closing Date (the “Trademark Licensing Agreement”) under which Ambipar formally granted Emergencia, its subsidiaries and controlling shareholder with a non-exclusive, non-assignable, non-sublicensable and non-transferable license to use the trademarks “Ambipar Response,” “Grupo Ambipar” and “Ambipar” in any country or territory where Emergencia and its affiliates operate and do business, for an indefinite period of time. As compensation for the right to use Ambipar’s trademarks, Emergencia will pay royalties in the total amount of US$30,000 per year to Ambipar.

Under the Trademark Licensing Agreement, Emergencia is required to use the licenses in accordance with the specific instructions provided by Ambipar, and only in connection with the emergency response services provided by Ambipar’s affiliates, in Brazil or abroad. The Trademark Licensing Agreement may be terminated (i) by mutual agreement of the parties, (ii) by any of the parties through written notice delivered at least 90 days in advance, (iii) by any party (a) in the event of a breach of the Trademark Licensing Agreement by the other party which is not remedied within 30 days from delivery of notice of such breach, or (b) in the event of insolvency, voluntary or involuntary liquidation or bankruptcy of the other party, or (iv) by Emergencia if Ambipar ceases, for any reason, to be the owner of all possible rights, titles and interests in and to the licensed trademarks or uses the licensed trademarks in any way that may harm and impair Emergencia’s image and reputation.

Debenture Guarantees

On June 21, 2021, our subsidiary Ambipar Response S.A. entered into the deed of first issuance of R$900.0 million in aggregate principal amount of secured, non-convertible debentures of Environmental ESG Participações S.A., a wholly-owned subsidiary of Ambipar (“Environmental ESG”), due June 2026, pursuant to which Ambipar Response S.A. provided an unconditional guarantee of such debentures jointly and severally with Ambipar and Ambipar Environmental Solutions – Soluções Ambientais Ltda., a wholly-owned subsidiary of Environmental ESG. Such debentures were issued on June 25, 2021 and bear interest corresponding to 100% of the accumulated rate of interbank deposits in Brazil (“CDI”) plus 2.85% per year, which are paid quarterly on each March 25, June 25, September 25 and December 25, commencing on September 25, 2021. Principal is amortized in 15 consecutive quarterly installments on each March 25, June 25, September 25 and December 25, commencing on December 25, 2022. The proceeds of the offering of such debentures were used to finance the acquisition of 50% of the capital stock of Suatrans Chile and 100% of the capital stock of Disal Ambiental Holding S.A. (“Disal Ambiental”). Such debentures are secured by (i) a pledge (alienação fiduciária) of shares of Ambipar held by Mr. Tercio Borlenghi and of shares of Suatrans Chile and Disal Ambiental held by Environmental ESG, and (ii) a pledge of receivables under certain current and investment accounts of Environmental ESG. As of December 31, 2022, 2021 and 2020, the outstanding balance of such debentures was R$826.6 million, R$884.6 million and nil, respectively.

On July 13, 2021, Emergencia entered into the deed of second issuance of R$500.0 million in aggregate principal amount of unsecured, non-convertible debentures of Ambipar, due July 2027, pursuant to which Emergencia provided an unconditional guarantee of such debentures jointly and severally with Environmental ESG. Such debentures were issued on July 15, 2021 and bear interest corresponding to 100% of the CDI plus 2.75% per year, which are paid semiannually on each January 15 and July 15, commencing on January 15, 2022. Principal will be amortized in four consecutive annual installments on each July 15, commencing on July 15, 2024. The proceeds of the offering of such debentures were used to fund cash on balance sheet. As of December 31, 2022, 2021 and 2020, the outstanding balance of such debentures was R$527.3 million, R$507.6 million and nil, respectively.

On December 14, 2021, Emergencia entered into the deed of third issuance of R$750.0 million in aggregate principal amount of unsecured, non-convertible debentures of Ambipar, due January 2028, pursuant to which Emergencia provided an unconditional guarantee of such debentures jointly and severally with Environmental ESG. Such debentures were issued on January 10, 2022 and bear interest corresponding to 100% of the CDI plus 2.75% per year, which are paid semiannually on each January 10 and July 10, commencing on July 10, 2022. Principal will be amortized in four consecutive annual installments on each January 10, commencing on January 10, 2025. The proceeds of the offering of such debentures were used to fund cash on balance sheet. As of December 31, 2022, 2021 and 2020, the outstanding balance of such debentures was R$765.7 million, nil and nil, respectively.

Certain Relationships and Related Party Transactions — HPX

Founder Shares

On April 8, 2020, the Sponsor purchased 5,750,000 Founder Shares for an aggregate consideration of $25,000. On June 25, 2020, the Sponsor transferred 20,000 Founder Shares to each HPX independent director nominee at the time at their original per-share purchase price. On July 15, 2020, HPX effected a share capitalization resulting in the Initial Shareholders holding an aggregate of 6,325,000 Founder Shares. However, on December 3, 2020, Fabio Mourão resigned as a director of HPX’s board of directors and forfeited 20,000 Founder Shares to HPX for no consideration, resulting in the Initial Shareholders holding an aggregate of 6,305,000 Founder Shares. All share and per-share amounts were restated to reflect the share capitalization.

The Founder Shares included an aggregate of up to 825,000 shares subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was exercised, so that the Founder Shares would equal 20% of HPX’s issued and outstanding shares after the HPX IPO. As a result of the underwriter’s election to fully exercise its over-allotment option on July 16, 2020, no Founder Shares were forfeited.

On July 23, 2021, Marco Kheirallah and Wolney Edirley Gonçalves Betiol entered into a securities assignment agreement, whereby Mr. Kheirallah transferred and assigned 20,000 Founder Shares to Mr. Betiol. On July 23, 2021, Rafael Salvador Grisolia entered into a director restricted stock unit award agreement with HPX providing for the grant of 20,000 restricted stock units to Mr. Grisolia, which would vest upon the consummation of a business combination and represented 20,000 non-redeemable HPX Class A Ordinary Shares. On July 5, 2022, Mr. Grisolia and HPX entered into an amendment to the restricted stock unit agreement, pursuant to which, on the Closing Date, the Restricted Stock Units granted thereunder would represent the right to receive 20,000 Class A Ordinary Shares. The Restricted Stock Units vested at Closing and were settled in 20,000 Class A Ordinary Shares on March 29, 2023. Other than as described above, Mr. Betiol and Mr. Grisolia were not compensated by HPX and will not be compensated by us for their services as directors and they have not entered into an employment agreement with HPX or us.

HPX Private Warrants

Simultaneously with the closing of the HPX IPO, the Sponsor purchased an aggregate of 7,060,000 HPX Private Warrants at a price of $1.00 per warrant from HPX in a private placement, for an aggregate purchase price of $7,060,000. Each HPX Private Warrant was exercisable for one HPX Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. Proceeds from the sale of the HPX Private Warrants were added to the net proceeds from the HPX IPO held in the HPX trust account.

In connection with the Business Combination Agreement, we, HPX, Emergencia, the Sponsor, and the Insiders entered into the Sponsor Letter Agreement, pursuant to which, among other things, the 7,060,000 HPX Private Warrants held by the Sponsor were subject to a recapitalization and exchanged for 812,500 HPX Private Warrants minus up to 325,000 HPX Private Warrants (given that up to 325,000 Warrants could instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement). See “—Sponsor Letter Agreement.”

Commitment Letters and Promissory Notes

On April 8, 2020, HPX issued an unsecured promissory note to the Sponsor, pursuant to which HPX could borrow up to an aggregate principal amount of $300,000. The promissory note was non-interest bearing and payable on the earlier of (i) December 31, 2020 and (ii) the completion of the HPX IPO. The outstanding balance under the promissory note of $300,000 was repaid in full at the closing of the HPX IPO on July 20, 2020.

On August 11, 2021, the Sponsor committed to provide HPX an aggregate of $150,000 in loans. On February 21, 2022, the Sponsor committed to provide HPX with an additional $755,000 in loans. These loans were non-interest bearing, unsecured and to be repaid upon the consummation of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants.

On June 24, 2022, the Sponsor loaned to HPX an aggregate of $700,000 for working capital purposes. On November 30, 2022, the Sponsor loaned to HPX an additional aggregate of $205,000 for working capital purposes. On January 17, 2023, under the terms of an additional promissory note entered into between HPX and the Sponsor on the same date, pursuant to which the Sponsor agreed to loan HPX up to an aggregate principal amount of $410,000, the Sponsor loaned to HPX an additional $410,000 for working capital purposes, bringing the total commitment amount to $1,315,000. These loans were evidenced by two promissory notes (the “Promissory Notes”) which were non-interest bearing and payable upon the consummation by HPX of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants. As of December 31, 2022, $1,315,000 were outstanding under such loan. The outstanding amount was substantially forgiven, and the balance repaid, on the Closing Date. See “—Debt Forgiveness Agreement.”

Administrative Services Agreement

HPX entered into an administrative services agreement (the “Administrative Services Agreement”) whereby, commencing on July 16, 2020, HPX paid the Sponsor up to $10,000 per month for office space, administrative and support services. HPX ceased paying any of these monthly fees upon completion of the Business Combination. HPX incurred $120,000 in fees for these services for each of the years ended December 31, 2022 and 2021. For the period from March 20, 2020 (inception) to December 31, 2020, HPX incurred $55,000 in fees for these services. As of December 31, 2022, HPX recorded $295,000 of such fees as accrued expenses in its balance sheet. The outstanding amount was substantially forgiven, and the balance repaid, on the Closing Date. See “—Debt Forgiveness Agreement.”

Debt Forgiveness Agreement

On the Closing Date, the Sponsor and HPX entered into a debt forgiveness agreement pursuant to which, effective as of Closing and immediately prior to the First Effective Time, the Sponsor irrevocably, unconditionally and for no payment waived, forgave, settled and extinguished an outstanding amount of approximately $1.5 million due by HPX to the Sponsor in connection with the Promissory Notes and the Administrative Services Agreement. The balance of $0.1 million due in connection with the Promissory Notes and the Administrative Services Agreement was repaid in full at Closing.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, we, HPX, Emergencia, the Sponsor and the Insiders entered into the Sponsor Letter Agreement, pursuant to which the parties thereto agreed (i) to amend and restate in its entirety the sponsor letter agreement dated as of July 15, 2020 by and among HPX, the Sponsor and the other parties thereto, (ii) that the Sponsor and the Insiders would not redeem any outstanding Founder Shares, in connection with the transactions contemplated in the Business Combination Agreement or any extension of the deadline by which HPX was required to consummate its business combination, (iii) that the Sponsor and the Insiders would be present for the relevant meeting and vote all of their Founder Shares in favor of the Business Combination Agreement, the transactions contemplated pursuant thereto and the other matters contemplated to be approved in the Business Combination Agreement, including an extension of the deadline by which HPX had to complete its business combination, (iv) that, prior to the Closing, the Sponsor and the Insiders would not transfer any Founder Shares or HPX Private Warrants except as permitted thereby, and (iv) to give effect to the Sponsor Recapitalization (as detailed below), such that, immediately prior to the First Effective Time, there should cease to be outstanding any Founder Shares. In addition, conditioned upon the consummation of the Business Combination, the Sponsor and the Insiders waived certain anti-dilution protection provisions contained in the HPX governing documents.

The Sponsor, the Insiders and HPX agreed that, immediately prior to consummation of the First Merger (but subject to the prior satisfaction or waiver of all conditions to the consummation of the transactions set forth in the Business Combination Agreement), the Sponsor and the Insiders would contribute, transfer, assign, convey and deliver to HPX, and HPX would acquire and accept from the Sponsor and Insiders, all of their right, title and interest in, to and under each of their 6,305,000 outstanding Founder Shares (6,245,000 of which were held by the Sponsor) and each of the 7,060,000 HPX Private Warrants (all such HPX Private Warrants were held by the Sponsor), and in exchange therefore, HPX would issue (x) to the Sponsor 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 Class A Ordinary Shares could instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) and 812,500 HPX Private Warrants minus up to 325,000 HPX Private Warrants (given that up to 325,000 HPX Private Warrants could instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), each free and clear of liens, and (y) to each Insider a number of HPX Class A Ordinary Shares equal to the number of Founder Shares held by such Insider as of the date of the Sponsor Letter Agreement, each free and clear of liens (the “Sponsor Recapitalization”). Any number of Warrants or additional Class A Ordinary Shares issued to any PIPE Investors, Non- Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement or the Non-Redemption Agreements, as the case may be, would be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.

Voting and Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Ambipar and HPX entered into the Voting and Support Agreement, pursuant to which Ambipar agreed, among other things, (i) prior to the termination of the Voting and Support Agreement, to vote to approve the Mergers, the adoption of the transactions and such other actions as contemplated in the Business Combination Agreement for which the approval of Ambipar was required and (ii) to certain transfer restrictions on its equity interests in Emergencia, us and Merger Sub for the period prior until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, subject to certain limited exceptions.

Related Person Transaction Policy

On March 3, 2023, we adopted a new related person transaction policy. This related person transaction policy requires any related party transaction (excluding related party transaction involving an amount equal or lower than $1,000,000, subject to certain exceptions) to be subject to (i) the approval of our audit committee, and (ii) for as long as Opportunity Agro Fund is entitled to appoint a member to our Board, to the unanimous approval of all non-interested members of our Board.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our Articles will require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Relationships with our Directors and Executive Officers

Tércio Borlenghi Junior, our chairman, indirectly holds 39.8% of our Ordinary Shares (and 54.0% of the voting power of our outstanding Ordinary Shares).

C.Interests of Experts and Counsel

Not applicable.

Item 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

The information included under Item 18 of this annual report is referred to and incorporated by reference into this Item 8A.

Legal and Administrative Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of business, including labor and civil proceedings. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management time and resources, reputation and other factors.

We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. As of December 31, 2022, we recorded a provision for contingencies in the amount of R$0.6 million. For additional information, see note 15 to our audited consolidated financial statements included elsewhere in this annual report.

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to payments of any future dividends and have no current plans to pay dividends. The declaration, amount and payment of any future dividends on our Ordinary Shares will be at the sole discretion of the Board. The Board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends to our shareholders or by our subsidiaries to it and such other factors as the Board may deem relevant. In addition, the our ability to pay dividends is limited by the deeds governing our Debentures and certain financing agreements and may be limited by covenants of other of indebtedness that we or our subsidiaries may incur in the future. As a result, investors may not receive any return on an investment in our Ordinary Shares unless such investors sell their Ordinary Shares for a price greater than that which they paid for it.

Certain Cayman Islands Legal Requirements Related to Dividends

Under the Companies Act and our Articles, a Cayman Islands company may pay a dividend out of either its profit or share premium account, but a dividend may not be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. According to our Articles, dividends can be declared and paid out of funds lawfully available to us, which include the share premium account. Dividends, if any, would be paid in proportion to the number of ordinary shares a shareholder holds. For further information with respect to taxes, see “Item 10.E. Additional Information—Taxation—Certain Cayman Islands Tax Considerations.”

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our Class A Ordinary Shares and our Warrants are listed on the NYSE American under the symbols “AMBI” and “AMBI.WS”, respectively.

B.Plan of Distribution

Not applicable.

C.Markets

See “—A. Offer and Listing Details” above.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles

We were incorporated on May 3, 2022 as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted pursuant to item 4 of our Articles, and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act.

Our affairs are governed by our Articles, the Companies Act and the common law of the Cayman Islands. As provided in our Articles, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, and our principal executive office is Avenida Angélica, 2346, 5th Floor, São Paulo, São Paulo, Brazil, 01228-200.

The following is a summary of the material provisions of our authorized share capital and our Articles. This discussion does not purport to be complete and is qualified in its entirety by reference to our Articles. Our Articles are filed as an exhibit to this annual report.

Description of Share Capital

Our Articles authorize the following classes of shares: (i) Class A Ordinary Shares, which are entitled to one (1) vote per share, (ii) Class B Ordinary Shares, which are entitled to ten (10) votes per share, and (iii) such class or classes (howsoever designated) having the rights as the Board may determine from time to time. Any holder of Class B Ordinary Shares may convert his or her shares at any time into Class A Ordinary Shares on a share-for-share basis, in the manner contemplated in our Articles. The rights of the two existing classes of Ordinary Shares are otherwise identical, except with respect to voting, conversion and transfer restriction applicable to Class B Ordinary Shares as described below. See “—Anti-Takeover Provisions in our Articles of Association—Two Classes of Ordinary Shares.”

As of the date of this annual report, our share capital is US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each.

Our authorized share capital is US$50,000 consisting of 500,000,000 shares of a nominal or par value of US$0.0001 each, which is comprised of: (i) 250,000,000 Class A Ordinary Shares; (ii) 150,000,000 Class B Ordinary Shares; and (iii) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with our Articles.

All of the issued and outstanding Ordinary Shares are fully paid and non-assessable. Certificates (to the extent any are issued) representing the issued and outstanding Ordinary Shares are generally not issued and legal title to the issued shares is recorded in fully registered, book-entry form in the register of members. Holders of Ordinary Shares have no redemption rights.

Each Class B Ordinary Share is convertible into one Class A Ordinary Share (as adjusted for share split, share combination and similar transactions occurring), whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Holders of Class B Ordinary Shares have the right to require that their Class B Ordinary Shares be converted into Class A Ordinary Shares, at any time after issue and without payment of any additional sum. A Class B Ordinary Share shall automatically convert into a Class A Ordinary Share upon the registration of any transfer of such Class B Ordinary Share, with certain exceptions.

For so long as Opportunity Agro Fund has the right to designate a director to our Board, we shall not issue any preference shares to a person on any terms unless we have made an offer to Opportunity Agro Fund to issue to Opportunity Agro Fund, on the same or more favorable economic terms as those terms applying to the applicable proposed issuance of preference shares, a number of preference shares equal to the product of (i) the number of preference shares to be issued and (ii) a fraction (x) the numerator of which is the Class A Ordinary Shares then held by Opportunity Agro Fund and (y) the denominator of which is all of the then issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares as a single class.

We shall not issue Class A Ordinary Shares to a person on any terms unless: (a) we have made an offer to each person who holds Class B Ordinary Shares to issue to such person, on the same or more favorable economic terms as those terms applying to the applicable proposed issuance of Class A Ordinary Shares, such number of Class B Ordinary Shares as would ensure that the proportion in nominal value of the issued Ordinary Shares held by such person as Class B Ordinary Shares after the issuance of such Class A Ordinary Shares will be as nearly as practicable equal to the proportion in nominal value of the issued Ordinary Shares held by such person as Class B Ordinary Shares before the said issuance; and (b) the period during which any such offer may be accepted has expired or we have received notice of the acceptance or refusal of every offer so made.

Register of members

Our Class A Ordinary Shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, recorded in the register of members as the holder of our Class A Ordinary Shares.

Under Cayman Islands law, we must keep a register of members (i.e., its shareholders) that includes:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, the number and category of shares held by each member, whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from the register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of the company, the person or shareholder aggrieved (or any shareholder of the company or the company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Issuance of Shares

Except as expressly provided in our Articles and with due regard to Opportunity Agro Fund’s right to be issued preference shares as described below in “—Preferred Shares,” our Board has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without the approval of the shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the Board may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with our Articles and the Companies Act, we shall not issue bearer shares.

Our Articles provide that at any time that there are Class A Ordinary Shares in issue, additional Class B Ordinary Shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B Ordinary Shares as full or partial consideration; or (3) an issuance of Class A Ordinary Shares, whereby holders of Class B Ordinary Shares are entitled to purchase a number of Class B Ordinary Shares that would allow them to maintain their proportional ownership interest in the company. In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B Ordinary Shares will generally result in those shares converting to Class A Ordinary Shares, subject to limited exceptions as provided in the Articles; and (c) the ten-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, means that holders of our Class B Ordinary Shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude investors’ ability to influence corporate matters for the foreseeable future.

Our Articles also provide that the issuance of non-voting ordinary shares requires the affirmative vote of a majority of the of then-outstanding Class A Ordinary Shares.

Dividends

We have not adopted a dividend policy with respect to payments of any future dividends. Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the Board. The Board may also declare dividends.

Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares and the Articles, all dividends shall be paid in proportion to the number of Class A Ordinary Shares or Class B Ordinary Shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value) we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A Ordinary Shares and Class B Ordinary Shares shall be entitled to share equally in any dividends that may be declared in respect of Ordinary Shares from time to time. In the event that a dividend is paid in the form of Class A Ordinary Shares or Class B Ordinary Shares, or rights to acquire Class A Ordinary Shares or Class B Ordinary Shares, (1) the holders of Class A Ordinary Shares shall receive Class A Ordinary Shares, or rights to acquire Class A Ordinary Shares, as the case may be; and (2) the holders of Class B Ordinary Shares shall receive Class B Ordinary Shares, or rights to acquire Class B Ordinary Shares, as the case may be.

Voting Rights

The holders of the Class A Ordinary Shares and Class B Ordinary Shares have identical rights, except that: (1) the holder of Class B Ordinary Shares is entitled to ten (10) votes per share, whereas holders of Class A Ordinary Shares are entitled to one (1) vote per share; (2) Class B Ordinary Shares have certain conversion rights; and (3) holders of Class B Ordinary Shares are subject to transfer restrictions as set forth in the Articles. For more information see “—Conversion.” The holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Our Articles provide as follows regarding the respective rights of holders of Class A Ordinary Shares and Class B Ordinary Shares:

●	class consents in writing from the holders of two-thirds of the issued Class A Ordinary Shares or Class B Ordinary Shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class; however, the directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;
●	the rights conferred on holders of Class A Ordinary Shares shall not be deemed to be varied by the creation or issue of further Class B Ordinary Shares and vice versa;
●	the rights attaching to the Class A Ordinary Shares and the Class B Ordinary Shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights;
●	subject to the rights of appointment and removal set forth in the Articles, our Board shall consist of such number of directors as a majority of the directors then in office may determine from time to time, provided that, unless otherwise determined by the shareholders acting by special resolution, with the approval by vote or written consent of the holders of a majority of the voting power of Class A Ordinary Shares then outstanding voting exclusively and as a separate class, the Board shall consist of not less than five (5) directors and not more than eleven (11) directors;
●	no subdivision of Class A Ordinary Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class B Ordinary Shares are concurrently and similarly subdivided in the same proportion and the same manner, and vice versa;
●	no consolidation of Class A Ordinary Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time shall be effected unless Class B Ordinary Shares are concurrently and similarly consolidated in the same proportion and the same manner, and vice versa;
●	no business combination (whether or not we are the surviving entity) shall proceed unless by the terms of such transaction: (i) the holders of Class A Ordinary Shares have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and (ii) the holders of Class A Ordinary Shares have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Ordinary Shares. For the avoidance of doubt, the Article refers to and includes only economic rights;
●	no tender or exchange offer to acquire any Class A Ordinary Shares or Class B Ordinary Shares by any third party pursuant to an agreement to which we are to be a party, nor any tender or exchange offer by us to acquire any Class A Ordinary Shares or Class B Ordinary Shares shall be approved by us unless by the terms of such transaction: (i) the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and (ii) the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration at a per share basis as the holders Class B Ordinary Shares. For the avoidance of doubt, the Articles refer to and include only economic rights;
●	the approval by vote or written consent of the holders of a majority of the voting power of the Class A Ordinary Shares then outstanding, voting exclusively and as a separate class, shall be required to amend the Articles in the event such amendment would adversely affect the rights of the holders of the Class A Ordinary Shares or otherwise have an adverse effect on such rights; and

●	at any time when there are Class A Ordinary Shares in issue, Class B Ordinary Shares may only be issued pursuant to: (i) a share-split, subdivision or similar transaction or as contemplated in subdivision of shares or capitalization of undivided profits, in each case pursuant to the Articles; (ii) a business combination involving the issuance of Class B Ordinary Shares as full or partial consideration; and (iii) an issuance of Class A Ordinary Shares, whereby holders of Class B Ordinary Shares are entitled to purchase a number of Class B Ordinary Shares that would allow them to maintain their proportional ownership interest in us pursuant to the relevant terms of the Articles.

As set forth in the Articles, the holders of Class A Ordinary Shares and Class B Ordinary Shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized shares may be increased by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares, voting together in a general meeting. A two-thirds majority of the votes of shareholders, voting in a special resolution, is required to reduce our share capital.

Preemptive or Similar Rights

The Class A Ordinary Shares and Class B Ordinary Shares are not entitled to preemptive rights upon transfer and are not subject to conversion (except as described below under “—Conversion”), redemption or sinking fund provisions.

Conversion

The outstanding Class B Ordinary Shares are convertible at any time as follows: (1) at the option of the holder; and (2) on the election of the holders of a majority of the then issued and outstanding Class B Ordinary Shares, in each case, each Class B Ordinary Share of the applicable holder(s) shall be converted into one Class A Ordinary Share.

In addition, each Class B Ordinary Share will convert automatically into one Class A Ordinary Share upon: (1) any transfer, whether or not for value, except for certain transfers described in the Articles; or (2) if, at any time, the total number of the issued and outstanding Class B Ordinary Shares represents less than 10% of the total number of shares outstanding. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other security interest or third-party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed to be a transfer unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in such third party (or its nominee) holding legal title to the related Class B Ordinary Shares.

Equal Status

Except as expressly provided in the Articles, Class A Ordinary Shares and Class B Ordinary Shares have the same rights and privileges and rank equally, share proportionally and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of the shareholders entitled to vote thereon (whether or not we are the surviving entity), the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration at a per share basis as the holders of Class B Ordinary Shares. In the event of any: (1) tender or exchange offer to acquire any Class A Ordinary Shares or Class B Ordinary Shares by any third-party pursuant to an agreement to which we are a party; or (2) any tender or exchange offer by us to acquire any Class A Ordinary Shares or Class B Ordinary Shares, the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration at a per share basis as the holders of Class B Ordinary Shares.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our Board may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to us in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one (1) vote per Class A Ordinary Share and ten (10) per Class B Ordinary Share.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to hold annual general meetings; however, the Articles provide that in each year we will hold an annual general meeting of shareholders, at a time determined by the Board. The agenda for an annual general meeting of shareholders will only include such items as have been included therein by the Board.

Also, we may, but are not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders will be held where the directors so decide. To the extent permitted by law, annual general meetings may also be held virtually.

The Companies Act provides shareholders a limited right to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s articles of association. However, these rights may be provided in a company’s articles of association. Our Articles provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the Board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice, as discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with Cayman Islands law, the NYSE American and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for substantially all holders of Class A Ordinary Shares, will not be our shareholder or our member and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A Ordinary Shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.

A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all our shareholders, as permitted by the Companies Act and our Articles.

Pursuant to the Articles, general meetings of shareholders are to be chaired by the chairman of the Board or in his absence the vice-chairman of the Board. If both the chairman and vice-chairman of the Board are absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on our affairs, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Liquidation Rights

If we are voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between us and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between us and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between us and any person or persons) and subject to any agreement between us and any person or persons to waive or limit the same, shall apply our property in satisfaction of our liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests into the company.

Changes to Capital

Pursuant to the Articles, we may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;
●	subdivide our existing shares or any of them into shares of a smaller amount; provided, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Articles, we may:

●	issue shares on terms that they are to be redeemed or are liable to be redeemed;
●	purchase our own shares (including any redeemable shares); and
●	make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in our Articles, any of our shareholder may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in the form prescribed by the NYSE American or any other form approved by the Board.

The Class A Ordinary Shares are traded on the NYSE American in book-entry form and may be transferred in accordance with the Articles and the NYSE American rules and regulations.

However, our Board may, in its absolute discretion, decline to register any transfer of any Ordinary Share that is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such Ordinary Share. The Board may also decline to register any transfer of any Ordinary Share unless:

●	a fee of such maximum sum as the NYSE American may determine to be payable or such lesser sum as the Board may from time to time require is paid to us in respect thereof;
●	the instrument of transfer is lodged at the registered office with us, accompanied by the certificate (if any) for the Ordinary Shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	the Ordinary Shares transferred are fully paid (as to both par value and any premium) and free of any lien in our favor; and
●	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the Board refuses to register a transfer they are required, within two (2) months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Act and our Articles permit us to purchase our own Ordinary Shares, subject to certain restrictions. The Board may only exercise this power on our behalf, subject to the Companies Act, the Articles and to any applicable requirements imposed from time to time by the SEC, the NYSE American, or by any recognized stock exchange on which our Securities are listed.

Board of Directors

Subject to the provisions of the Companies Act, the Articles, to any directions given by Ordinary Resolution and to the listing rules of the NYSE American, our business shall be managed by the Directors who may exercise all our powers, including to raise capital or borrow money and to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and, subject to the Companies Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any of our debt, liability or obligation or those of any third party.

Appointment and Removal

We are managed by our Board. The Articles provide that, unless otherwise determined by a special resolution of shareholders with the approval by the holders of a majority of the Class A Ordinary Shares voting exclusively and as a separate class, the Board will be composed of five (5) to eleven (11) directors, with the number being determined by a majority of the directors then in office. As of the date of this annual report, our Board consists of seven (7) directors and has no vacancy.

The Articles provide that directors shall be elected by an ordinary resolution of the shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal. There is no age limit for our Directors.

Notwithstanding the foregoing, Ambipar shall be entitled to nominate a number of designees to the Board by written notice served upon the company: (1) for so long as the aggregate voting power of Class B Ordinary Shares held by Ambipar continues to be at least fifty percent (50%) of the total voting power of all shares, then Ambipar shall be entitled to nominate at least the majority of the directors; provided that at least one (1) out of such directors shall qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act and shall also be appointed as a member of the audit committee; provided, further, that if more than one director nominated by Ambipar shall be appointed as a member of the audit committee, such member shall also qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act should the applicable rules and regulations so require; and (2) for so long as the aggregate voting power of Class B Ordinary Shares held by Ambipar continues to be at least twenty-five percent (25%), but less than fifty percent (50%), of the total voting power of all shares, then Ambipar shall be entitled to nominate at least one-third of the directors to the Board.

For so long as the Sponsor is subject to the transfer restrictions with respect to its Class A Ordinary Shares pursuant to the terms of the Investor Rights Agreement, the Sponsor shall be entitled to nominate one director by written notice served upon us; provided that such Sponsor director shall qualify as an independent director. The Sponsor director shall also be appointed as a member of the audit committee, provided that the Sponsor director shall be considered an independent director pursuant to Rule 10A-3 under the Exchange Act.

For so long as Opportunity Agro Fund shall hold at least fifty percent (50%) of the Class A Ordinary Shares voting power held by Opportunity Agro Fund immediately after Closing, Opportunity Agro Fund shall be entitled to nominate one director by written notice served upon us.

Each of Ambipar, the Sponsor and Opportunity Agro Fund, as applicable, shall have the exclusive right to appoint and remove the respective director(s) appointed by it, and appoint replacement director(s). Any such directors shall be nominated, appointed and removed only by Ambipar, the Sponsor or Opportunity Agro Fund, as the case may be, by written notice served upon us. Such appointment or removal by Ambipar, the Sponsor or Opportunity Agro Fund, as applicable, shall have immediate effect when the notice is served, or take effect at such later time as may be stated in such notice. Any vacancies on the Board that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders (and such appointment shall terminate at the commencement of the annual general meeting).

Grounds for Removing a Director

Except for directors appointed by Ambipar, the Sponsor and Opportunity Agro Fund, which may be removed by them at any time at their discretion, before the expiration of his or her term of office, a director may only be removed with or without cause by ordinary resolution in accordance with the provisions of the Articles.

The notice of the general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten (10) calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she: (1) becomes prohibited by law from being a director; (2) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (3) becomes bankrupt or makes an arrangement or composition with his creditors; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the Board held during that period, and the remaining directors resolve that his or her office be vacated.

Director’s Interest

A Director must disclose any direct or indirect interest in any transaction or arrangement with the Company, and following a declaration being made pursuant to the Articles, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the NYSE American or specific policies adopted by the Board, and unless disqualified by the chairman of the relevant meeting, a Director may vote in respect of any such transaction or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

Indemnity of Directors and Officers

In accordance with the Articles, our directors and officers must be indemnified out of our assets and funds against any liability incurred or sustained by that director or officer as a result of any act or failure to act in carrying out their functions, except for any such liability that the director or officer may incur by reason of his own dishonesty, willful default or fraud in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretion.

Inspection of Books and Records

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, the Board may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders who are not members of the Board.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
●	an exempted company’s register of members is not open to inspection;
●	an exempted company does not have to hold an annual general meeting;
●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	an exempted company may register as a limited duration company; and
●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Anti-Takeover Provisions in Our Articles of Association

Some provisions of the Articles of Association may discourage, delay or prevent a change in our control or management that shareholders may consider favorable. In particular, our capital structure concentrates ownership of voting rights in the hands of our controlling shareholder. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire our control to first negotiate with the Board. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, consequently, they may also inhibit temporary fluctuations in the market price of the Class A Ordinary Shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Ordinary Shares

Our Class B Ordinary Shares are entitled to ten (10) votes per share, while the Class A Ordinary Shares are entitled to one (1) vote per share. Our controlling shareholder owns all of our Class B Ordinary Shares, has the ability to elect certain directors (see “—Board of Directors—Appointment and Removal” above) and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as the controlling shareholder has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as our overall management and direction, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that we have two classes of ordinary shares may have the effect of depriving investors as a holder of Class A Ordinary Shares of an opportunity to sell their Class A Ordinary Shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.

Authorized Ordinary Shares

Our authorized but unissued Ordinary Shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain our control by means of a proxy contest, tender offer, merger or otherwise.

Preferred Shares

Our Board is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences; provided, however, that for so long as Opportunity Agro Fund has the right to designate a director to our Board, we shall not issue any preference shares to a person on any terms unless we have made an offer to Opportunity Agro Fund to issue to Opportunity Agro Fund, on the same or more favorable economic terms as those terms applying to the applicable proposed issuance of preference shares, a number of preference shares equal to the product of (i) the number of preference shares to be issued and (ii) a fraction (x) the numerator of which is the Class A Ordinary Shares then held by Opportunity Agro Fund and (y) the denominator of which is all of the then issued and outstanding Class A Shares and Class B Ordinary Shares as a single class.

Despite the anti-takeover provisions described above, under Cayman Islands law, the Board may only exercise the rights and powers granted to them under the Articles, for what they believe in good faith to be in the company’s best interests.

Protection of Non-Controlling Shareholders — Cayman Islands

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles.

The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands, which permit a minority shareholder to commence a representative action against us, or derivative actions in our name, to challenge: (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control us; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Fiscal Year

Our fiscal year begins on January 1 of each year and ends on December 31 of the same year.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided, that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (x) a special resolution (usually a majority of 66 2⁄3% in value) of the shareholders of each company; or (y) such other authorization, if any, as may be specified in such company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (1) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (2) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (3) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; (4) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the following requirements have been met: (1) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (2) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (3) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (4) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (1) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (2) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (3) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (4) within seven days following the date of the expiration of the period set out in paragraph (2) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (5) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder may not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
●	the shareholders have been fairly represented at the meeting in question;
●	the arrangement is such as a businessman would reasonably approve; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-Out Provisions

When a takeover offer is made and accepted by holders of 90.0% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company is acting or proposing to act illegally or beyond the scope of its authority;
●	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles, a Director must disclose any direct or indirect interest in any transaction or arrangement with the Company, and following a declaration being made pursuant to our Articles, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of the NYSE American or specific policies adopted by the Board, and unless disqualified by the chairman of the relevant meeting, a Director may vote in respect of any such transaction or arrangement in which such Director is interested and may be counted in the quorum at such meeting. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Articles, our directors may exercise all our powers to vote compensation to themselves or any member of their body in the absence of an independent quorum. If established, the Compensation Committee will assist the Board in reviewing and approving compensation decisions. Members of the Audit Committee may be paid annual compensation in the form of a fixed salary in such amount as the Board may determine.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain NYSE American corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Sections 802 and 803A of the NYSE American LLC Company Guide - Corporate Governance Requirements, which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our Board.
●	Section 804 of the NYSE American LLC Company Guide - Corporate Governance Requirements, which requires that a company have a nomination committee comprised solely of “independent directors” as defined by NYSE American. As allowed by the laws of the Cayman Islands, we do not have a nomination committee, nor do we have any current intention to establish one.

●	Section 805 of the NYSE American LLC Company Guide - Corporate Governance Requirements, which requires that compensation for our executive officers and selection of our director nominees be determined either by a compensation committee or by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a compensation committee, nor do we have any current intention to establish one.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his/her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such person in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ and Controlling Shareholders’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he or she has a personal interest; provided, that he has disclosed that nature of his interest to the board of directors. Our Articles provide that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE American, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles and subject to any separate requirement under applicable law or the listing rules of the NYSE American, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Furthermore, as a matter of Cayman Islands law and in contrast to the position under Delaware corporate law, controlling shareholders of Cayman Islands companies do not owe fiduciary duties to those companies, other than the limited duty that applies to all shareholders to exercise their votes to amend a company’s articles of association in good faith in the interests of the company. The absence of this minority shareholder protection might impact the ability of minority shareholders to protect their interests.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations; provided, that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the Board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, we may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Our Articles also give our Board the authority to petition the Cayman Islands Court to wind-up our company.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Articles, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Articles may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Handling of Mail

Mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address, which will be supplied by us. None of us, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as amended) of the Cayman Islands (the “DPL”), based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through their investment in us they will provide us with certain personal information which constitutes personal data within the meaning of the DPL (the “personal data”).

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPL, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPL or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (1) where this is necessary for the performance of our rights and obligations under any agreements; (2) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (3) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and our affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPL.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

C.Material Contracts

See “Item 4.B. Information on the Company—Business Overview,” “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources,” “Item 6.B. Directors, Senior Management and Employees — Compensation,” “Item 7.A — Major Shareholders and Related Party Transactions” and “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D.Exchange Controls

The Cayman Islands currently has no exchange control restrictions.

Certain Latin American economies in which we operate are subject to significant foreign currency exchange controls and currency devaluation. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”

E.Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A ordinary shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our Class A Ordinary Shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A Ordinary Shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A Ordinary Shares.

Certain Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A ordinary shares. There are currently no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except: (i) in respect to any transfer instrument or document to which the immediately preceding sentence applies; and (ii) in respect of shares through which an interest in land in the Cayman Islands is held. There are no exchange control regulations or currency restrictions imposed on us under Cayman Islands law.

As a Cayman Islands exempted company with limited liability, we applied for and successfully received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands. This undertaking provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital under Cayman Islands law to any holder of our Class A ordinary shares, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

Certain United States Federal Income Tax Considerations

The following discussion describes certain U.S. federal income tax consequences of the ownership and disposition of our Class A Ordinary Shares. This discussion deals only with Class A Ordinary Shares that are held as capital assets by a U.S. Holder (as defined below).

As used herein, the term “U.S. Holder” means a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes, any of the following:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust; or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

●	a dealer or broker in securities;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding our Class A Ordinary Shares as part of an integrated or conversion transaction, a constructive sale or a straddle;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;

●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of all of our outstanding stock (by vote or value);
●	a partnership or other pass-through entity for U.S. federal income tax purposes;
●	a person required to accelerate the recognition of any item of gross income with respect to our Class A Ordinary Shares as a result of such income being recognized on an applicable financial statement; or
●	a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or partner of a partnership holding our Class A Ordinary Shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase of our Class A Ordinary Shares, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of our Class A Ordinary Shares, as well as the consequences to you arising under other U.S. federal tax laws (such as estate and gift tax laws) and the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on our Class A Ordinary Shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis in the Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Taxation of Sales or Exchanges”). We do not, however, expect to determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes.

Any dividends that you receive will be includable in your gross income as ordinary income on the day actually or constructively received by you and, for purposes of calculating the U.S. foreign tax credit, such dividends will be treated as income from sources outside the United States and will generally constitute passive category income. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A Ordinary Shares, which are listed on the NYSE American, are readily tradable on an established securities market in the United States. Thus, we believe that any dividends we pay on our Class A Ordinary Shares to non-corporate U.S. Holders will be potentially eligible for these reduced tax rates. There can be no assurance, however, that our Class A Ordinary Shares will be considered readily tradable on an established securities market in later years. In addition, non-corporate U.S. Holders will not be eligible for reduced tax rates on any dividends received from us if we are a passive foreign investment company (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Distributions of Class A Ordinary Shares, or rights to subscribe for Class A Ordinary Shares, which are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Sales or Exchanges

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized for the Class A Ordinary Shares and your tax basis in the Class A Ordinary Shares. Subject to the discussion under “—Passive Foreign Investment Company” below, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the Class A Ordinary Shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce, or are held for the production of, passive income

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our Class A Ordinary Shares, a decrease in the price of our Class A Ordinary Shares may also result in our becoming a PFIC. If we are or were a PFIC for any taxable year during which you hold our Class A Ordinary Shares (including, for these purposes, taxable years in which you held HPX Class A Ordinary Shares (if applicable)), you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our Class A Ordinary Shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of Class A Ordinary Shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares,
●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Class A Ordinary Shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the Class A Ordinary Shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Class A Ordinary Shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

In lieu of being subject to the special tax rules discussed above, if we are a PFIC for any taxable year in which you hold our Class A Ordinary Shares, you may make a mark-to-market election with respect to your Class A Ordinary Shares provided such Class A Ordinary Shares are treated as “marketable stock.” The Class A Ordinary Shares generally will be treated as marketable stock if they are regularly traded on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). A class of stock is considered “regularly traded” on a qualified exchange or other market for any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Class A Ordinary Shares are listed on the NYSE American, which is treated as a qualified exchange for these purposes, but no assurance can be given that the Class A Ordinary Shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your Class A Ordinary Shares at the end of the year over your adjusted tax basis in the Class A Ordinary Shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class A Ordinary Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class A Ordinary Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your Class A Ordinary Shares in a year that we are a PFIC, any gain will be treated as ordinary income and, any loss will be treated as ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election, and thereafter as capital loss.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A Ordinary Shares are no longer regularly traded on a qualified exchange or other market, or the Internal Revenue Service, or the IRS, consents to the revocation of the election. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own (as discussed below), you will generally continue to be subject to the special tax rules discussed above with respect to your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the special tax rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you with respect to our Class A Ordinary Shares because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our Class A Ordinary Shares (including, for these purposes, taxable years in which you held HPX Class A Ordinary Shares (if applicable)) and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our Class A Ordinary Shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding Class A Ordinary Shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A Ordinary Shares and the proceeds from the sale, exchange or other disposition of Class A Ordinary Shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the Class A Ordinary Shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the Class A Ordinary Shares.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F within four months from the end of each of our fiscal years, and reports on Form 6-K. You can read our SEC filings over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain copies of these documents upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

I.Subsidiary Information

See note 1.2 to our audited consolidated financial statements for a description of our subsidiaries.

Item 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate risk, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

Interest rate risk arises from the portion of our debt pegged to the long-term interest rate — CDI and interest earning bank deposits at the CDI rate, which may affect the financial revenues or expenses in the event an unfavorable change in interest or inflation rates takes place. Loans issued at variable rates expose us to cash flow interest rate risk.

Loans issued at fixed rates expose us to fair value risk associated with interest rate. Considering that a substantial part of our loans is linked to fixed rates, our management believes that the risk of material changes in income and cash flows is low.

We set forth below three scenarios (probable, possible and remote) for simulation. In the probable scenario, the rates disclosed by the BM&F (Bolsa de Mercadorias e Futuros) were set forth by our management and the possible and remote scenario, a 25% and 50% deterioration on interest rates, respectively, in the variables. These amounts have been calculated using the amounts presented in the notes to the audited consolidated financial statements for cash and cash equivalents and loans and financing:

	As of
	December 31,	Scenario I −	Scenario II−	Scenario III −
	2022	Probable	Possible (25%)	Remote (50%)
	(in R$ millions)		(in R$ millions)
Index risk
CDI – Interest earning bank deposits	64.2	8.8	10.9	13.1
CDI – Loans and Financing	(717.4)	(97.9)	(122.4)	(146.9)
CDI – Debentures	(600.7)	(82.0)	(102.5)	(123.0)
Net exposure	(1,254.0)	(171.2)	(214.0)	(256.7)

	As of
	December 31,	Scenario I −	Scenario II−	Scenario III −
	2021	Probable	Possible (25%)	Remote (50%)
	(in R$ millions)		(in R$ millions)
Index risk
CDI – Interest earning bank deposits	61.5	5.7	7.1	8.5
CDI – Loans and Financing	(155.3)	(14.4)	(18.0)	(21.5)
Net exposure	(93.8)	(8.7)	(10.8)	(13.0)

Due to the nature, complexity, and isolation of a single variable, the estimates presented above may not faithfully represent the value of the loss, if the variable in question has the deterioration shown.

Credit risk

Credit risk is the risk of our financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises mainly from our receivables from customers and investments in debt securities. Credit risk also arises from cash and cash equivalents, deposits in banks and other financial institutions, and exposure to client credit. For banks and financial institutions, we only purchase securities of issuers with a prime rating.

When analyzing credit risk, our management evaluates the client’s creditworthiness by taking into account their financial position, past experience and other factors. Individual risk limits are determined with basis on internal or external classifications in accordance with limits determined by our management. The use of credit limits is regularly monitored. See notes 3.22.1 and 5 to our audited consolidated financial statements for additional information.

Liquidity risk

Liquidity risk is the risk associated with the difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial assets. Our objective when managing liquidity is to ensure, to the extent possible, that we will have sufficient liquidity to meet our liabilities when they are due, under both normal and stressed conditions, without incurring in unacceptable losses or risking damage to our reputation and our business.

The cash flow forecast is carried out by our management. Our management monitors the continuous forecasts of our liquidity requirements to ensure we have enough cash to satisfy operating needs. This forecast takes into consideration our debt financing plans, compliance with financial covenants, expected earnings and cash flows and, if applicable, external or legal regulatory requirements — for example, currency restrictions.

We hold surplus cash in excess of amounts we need for working capital, in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of December 31, 2022, we maintained short-term funds of R$64.2 million, compared to R$61.5 million as of December 31, 2021.

Item 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

A description of our Warrants is set forth in this annual report, in Exhibit 2.3 “Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934” and is incorporated by reference herein.

C.Other Securities

Not applicable.

D.American Depositary Shares

Not applicable.

Part II

Item 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. “Disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon the evaluation of our disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting as described in “Item 3.D. Key Information—Risk Factors— In preparing our financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

We intend to take necessary actions to design and implement formal accounting policies, procedures and controls required to remediate these material weaknesses. This includes hiring additional finance and accounting personnel with the requisite experience and knowledge. It also includes designing and implementing new processes, policies and procedures, improving the internal controls to provide additional levels of review and approval, enhancing internal documentation, implementing new software solutions and strengthening the training program for staff related to the requirements of IFRS, the rules and regulations of the SEC and the Sarbanes-Oxley Act, as well as the guidelines of COSO’s Internal Control Integrated Framework. However, we cannot assure you that our efforts will be effective or sufficient to prevent any future material weakness in our internal control over financial reporting.

B.Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of SEC for newly public companies.

C.Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.Changes in Internal Control Over Financial Reporting

Prior to the Business Combination, we were a private company with limited accounting personnel and other resources to address our internal control over financial reporting and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our audited consolidated financial statements for the year ended December 31, 2022, we identified material weaknesses in our internal control over financial reporting as described in “Item 3.D. Key Information—Risk Factors— In preparing our financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Other than remediation measures to address such material weaknesses, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[RESERVED]

Item 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Carlos Piani, Thiago da Costa Silva and Mariana Loyola Ferreira Sgarbi. Each member of the audit committee is financially literate and our Board has determined that Carlos Piani and Thiago da Costa Silva qualify as “audit committee financial experts” as defined in applicable SEC rules and has accounting or related financial management expertise. Carlos Piani and Mariana Loyola Ferreira Sgarbi meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. For more information, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.”

Item 16B.CODE OF ETHICS

We have adopted a code of ethics, which is applicable to all of our directors, officers, employees and partners. Our code of ethics is publicly available on our investor relations website. We intend to disclose future amendments to, or waivers of, our code of conduct on the same page of our corporate website. Information contained on our website is not incorporated by reference into this annual report, and investors should not consider information contained on our website to be part of this annual report or in deciding whether to invest in our Class A Ordinary Shares.

Item 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO RCS Auditores Independentes SS Ltda., our principal accountants, for the years indicated. Our independent registered public accounting firm was BDO RCS Auditores Independentes SS Ltda. for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021

	(in R$ millions)
Audit fees(1)	2.4 (2)	—
Audit-related fees(3)	1.1	—
Tax fees(4)	—	—
All other fees(5)	—	—
Total fees	3.5	—
(1)	Audit fees include fees for the audit of our annual audited consolidated financial statements; review of our interim financial statements; and services that generally the independent registered public accounting firm provides, such as consents and assistance with and review of documents filed with the SEC and preparation and issuance of comfort letters in connection with our equity offering.

(2)	Audit fees in 2022 include fees for the audit of 2022 and 2021 annual audited consolidated financial statements and review of June 30, 2022 and 2021 unaudited interim financial statements and other services provided with respect to the filing with the SEC of our registration statement on Form F-4 in connection with the Business Combination.
(3)	Audit-related fees are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.
(4)	Tax fees are the aggregate fees billed for tax compliance services, including the preparation of tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from the taxing authorities, and tax planning.
(5)	All other fees are any additional amounts for products and services provided, other than the services reported above under Audit fees, Audit-related fees and Tax fees that do not conflict with audit services.

Pursuant to the audit committee charter, our audit committee must review and approve, in advance, the scope, plans and fees of all audit and non-audit services provided by BDO RCS Auditores Independentes SS Ltda.

Item 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the listed company audit committee rules of the NYSE American and the SEC, we must comply with Rule 10A-3 under the Exchange Act, which requires that we establish an audit committee composed of members of the Board that meets specified requirements. The composition of our audit committee complies with the requirements of NYSE rules and Rule 10A-3 under the Exchange Act.

Item 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

Item 16G.CORPORATE GOVERNANCE

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE American, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain corporate NYSE governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

●	Section 803 of the NYSE American LLC Company Guide, which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our Board.
●	Section 804 of the NYSE American LLC Company Guide, which requires that a company have a nomination committee comprised solely of “independent directors”, or by a majority of the independent directors, as defined by NYSE. As allowed by the laws of the Cayman Islands, we do not have a nomination committee, nor do we have any current intention to establish one.
●	Section 805 of the NYSE American LLC Company Guide, which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. Although we currently have a compensation committee, we are not required by the laws of the Cayman Island, nor do we intend, to have such committee comply with Section 805 of the NYSE American LLC Company Guide.

Item 16H.MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.INSIDER TRADING POLICY

Not applicable.

Part III

Item 17.FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18.

Item 18.FINANCIAL STATEMENTS

The audited consolidated financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19.EXHIBITS

The following documents are filed as part of this annual report:

The following exhibits are included or incorporated by reference in this registration statement on Form F-1:

Exhibit No.	Description
1.1

Amended and Restated Memorandum and Articles of Association of the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

2.1

Warrant Agreement, dated as of July 15, 2020, by and between HPX and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to HPX’s Current Report on Form 8-K (File No. 001-39382) filed on July 21, 2020).

2.2*	Specimen Warrant Certificate of the Company.
2.3*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
4.1

Business Combination Agreement, dated as of July 5, 2022, by and among HPX, the Company, Merger Sub, Emergencia and Ambipar (incorporated by reference to Annex A to the proxy statement/ prospectus to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).

4.2

First Plan of Merger, by and between HPX and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.2 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.3

Second Plan of Merger, by and between Merger Sub and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.3 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.4

Sponsor Letter Agreement, dated as of July 5, 2022, by and among HPX, its directors, Sponsor, the Company and Emergencia (incorporated by reference to Annex E to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).

4.5

Voting and Support Agreement, dated as of July 5, 2022, by and between HPX and Ambipar (incorporated by reference to Annex F to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).

4.6

Ambipar Subscription Agreement, dated as of July 5, 2022, by and between HPX, the Company and Ambipar (incorporated by reference to Annex G to the proxy statement/ prospectus to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).

Exhibit No.	Description
4.7

Opportunity Subscription Agreement, dated as of July 5, 2022, by and between HPX, the Company and Opportunity (incorporated by reference to Annex H to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).

4.8

Form of Subscription Agreement, by and between HPX and the undersigned subscriber party thereto (incorporated by reference to Annex I to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).

4.9

Cygnus Subscription Agreement, dated as of December 8, 2022, by and among HPX, the Company and Cygnus Fund Icon (incorporated by reference to Annex T to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).

4.10

Intercompany Loan Agreement, dated as of July 5, 2022, by and between Ambipar and Emergencia (incorporated by reference to Exhibit 10.5 to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).

4.11

Investor Rights Agreement, dated as of July 5, 2022, by and among the Company, the Sponsor, Ambipar, Opportunity and certain other shareholders of HPX (incorporated by reference to Annex M to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).

4.12

Cost Sharing Agreement, dated as of March 3, 2023, by and among Ambipar, Emergencia and certain of its subsidiaries (incorporated by reference to Exhibit 4.12 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.13

Main Downside Protection Agreement, dated as of July 6, 2022, as amended and restated as of November 24, 2022, by and among the Company, Ambipar, the Sponsor, the PIPE Investors (other than Constellation), Genome, Gannett Peek and Cygnus (incorporated by reference to Annex O to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).

4.14

XP Downside Protection Agreement, dated as of July 5, 2022, as amended and restated as of November 24, 2022, by and among the Company, Ambipar, the Sponsor and the XP Non- Redeeming Shareholder (incorporated by reference to Annex P to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).

4.15

Constellation Downside Protection Agreement, dated as of November 24, 2022, by and among the Company, Ambipar, the Sponsor and Constellation (incorporated by reference to Annex Q to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).

4.16

Ambipar Emergency Response 2023 Omnibus Incentive Plan, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.17

Trademark Licensing Agreement, dated as of March 3, 2023, by and between Emergencia and Ambipar (incorporated by reference to Exhibit 4.17 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.18#

Purchase and Sale Agreement by and among the WOB Sellers, Seacor and Ambipar USA, dated as of September 13, 2022 (incorporated by reference to Exhibit 10.38 to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), filed with the SEC on January 30, 2023).

4.19

Indemnification Agreement by and between Tércio Borlenghi Junior and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.19 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

Exhibit No.	Description
4.20

Indemnification Agreement by and between Izabel Cristina Andriotti Cruz de Oliveira and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.20 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.21

Indemnification Agreement by and between Alessandra Bessa Alves de Melo and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.21 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.22

Indemnification Agreement by and between Thiago da Costa Silva and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.22 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.23

Indemnification Agreement by and between Mariana Loyola Ferreira Sgarbi and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.23 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.24

Indemnification Agreement by and between Carlos Augusto Leone Piani and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.24 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.25

Indemnification Agreement by and between Victor Almeida and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.25 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.26

Indemnification Agreement by and between Yuri Keiserman and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.26 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.27

Indemnification Agreement by and between Rafael Espírito Santo and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.27 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.28

Indemnification Agreement by and between Guilherme Patini Borlenghi and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.28 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.29

Indemnification Agreement by and between Pedro Petersen and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.29 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (File No. 333-268795), filed with the SEC on January 30, 2023).
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document

Exhibit No.	Description
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Filed herewith.
**	Furnished herewith
#

Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally copies of omitted schedules and exhibits to the Securities and Exchange Commission or its staff upon its request.

#	Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBIPAR EMERGENCY RESPONSE

May 12, 2023

	By:	/s/ Thiago da Costa Silva
		Name:	Thiago da Costa Silva
		Title:	Director

Index to Financial Statements

Consolidated Financial Statements of Emergência Participações S.A. as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Auditor Name: BDO RCS Auditores Independentes SS Ltda.

Auditor Location: Campinas, Brazil

Auditor Firm ID: 5485

EMERGÊNCIA PARTICIPAÇÕES S.A.

Report of Independent Registered Public Accounting Firm

Consolidated financial statements

As at December 31, 2022 and 2021

RESPONSE GROUP

Consolidated financial statements

As at December 31, 2022 and 2021

Contents

Report of Independent Registered Public Accounting Firm

Consolidated Statements of financial position

Consolidated Statements of income

Consolidated Statements of comprehensive income

Consolidated Statements of changes in equity

Consolidated Statements of cash flows - Indirect method

Notes to the consolidated financial statements

Tel.: +55 19 3294 2390 Fax: + 55 19 3254 1484 www.bdo.com.br	Av. José de Souza Campos, 243, 1° andar – Cambuí, Campinas, SP Brasil 13025-320

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the

Shareholders and Board of Directors of

Emergência Participações S.A.

São Paulo – SP

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements financial position of Emergência Participações S.A. (the “Group”), as of December 31, 2022 and December 31, 2021, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022 and the related notes. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion on the consolidated financial statements

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group’s auditor since 2020.

Campinas, May 12, 2023.

BDO RCS Auditores Independentes SS Ltda.

BDO RCS Auditores Independentes SS Ltda., an audit partnership organized according to Brazilian law, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Consolidated statements of financial position

As of December 31, 2022 and 2021

(Values expressed in thousands of Brazilian Reais)

		December 31,	December 31,
	Note	2022	2021
Assets
Current
Cash and cash equivalents	4	271,607	118,918
Trade and other receivables, net	5	702,980	234,288
Current income tax and social contribution recoverable	6.1	6,388	4,895
Other taxes recoverable	6.2	29,740	13,308
Prepaid expenses		37,806	1,484
Advances to suppliers		29,864	47,283
Inventories		18,128	8,781
Other accounts equivalents		36,498	24,454
Total current assets		1,133,011	453,411

Noncurrent
Related parties loans	16	26,180	34,726
Non-current income tax and social contribution recoverable	6.1	2,854	—
Non-current other taxes recoverable	6.2	392	—
Deferred taxes	20	25,420	8,987
Judicial deposits	15	826	147
Other accounts receivable		37,599	6,811
Investments	7	7,620	—
Property, plant and equipment, net	8	516,081	296,396
Right of use, net	8	68,275	35,225
Goodwill	9	1,192,302	585,746
Intangible assets	9	420,197	9,632
Total Non-current assets		2,297,746	977,670
Total assets		3,430,757	1,431,081

The accompanying notes are an integral part of the Consolidated Financial Statements.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Consolidated statements of financial position

As of December 31, 2022 and 2021

(Values expressed in thousands of Brazilian Reais)

		Consolidated
		December 31,	December 31,
	Note	2022	2021
Liabilities
Current
Loans and financing	10	67,656	60,755
Debentures	11	84,187	—
Trade and other payables	12	146,611	39,573
Labor obligations		114,941	21,552
Dividends Payable	16	76,909	31,469
Current income tax and social contribution payable	13.1	12,998	6,872
Other tax payable	13.2	33,719	17,678
Obligations from acquisition of investment	7	129,198	128,130
Lease liabilities	14	14,411	9,635
Other bills to pay		36,345	30,480
		716,975	346,144

Noncurrent
Loans and financing	10	649,762	94,549
Debentures	11	516,533	—
Other taxes payable	13	7,986	4,065
Related parties loans	16	769,792	482,161
Provision for loss on investments	7	—	—
Deferred income tax and social contribution	20	190,833	33,404
Obligations from acquisition of investment	7	94,228	101,278
Provision for contingencies	15	607	181
Lease liabilities	14	32,648	22,032
Other bills to pay		4,305	9,349
		2,266,694	747,019

Equity	17
Capital		261,920	261,920
Profit reserves		302,817	176,148
Capital transactions		(110,218)	(116,486)
Equity valuation adjustment		—	984
Accumulated translation adjustment		(89,165)	3,428
Equity attributable to owners of the group		365,354	325,994
Non-controlling interest		81,734	11,924
		447,088	337,918
Total shareholders’ equity and liabilities		3,430,757	1,431,081

The accompanying notes are an integral part of the Consolidated Financial Statements.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Consolidated statements of income

Years ended December 31, 2022, 2021 and 2020

(Amounts expressed in thousands of Brazilian Reais, except earnings per share)

		Consolidated
		December 31,	December 31,	December 31,
	Note	2022	2021	2020

Net revenue	19	1,684,896	822,203	364,284
Cost of services rendered	20	(1,337,749)	(618,691)	(256,147)
Gross Profit		347,147	203,512	108,137

Operating (expenses)/revenues
Selling, general and administrative	20	(26,553)	(26,837)	(18,956)
Equity in earnings of investiments		3,628	—	—
Other income, net expenses	20	12,536	1,355	705
		(10,389)	(25,482)	(18,251)

Operating profit		336,758	178,030	89,886

Net finance costs
Financial expenses	21	(113,541)	(12,804)	(14,483)
Financial income	21	9,567	10,776	7,405
		(103,974)	(2,028)	(7,078)

Net income before income and social contribution taxes		232,784	176,002	82,808

Current income tax and social contribution	21	(35,806)	(23,773)	(11,274)
Deferred income tax and social contribution	21	(9,104)	(14,087)	(5,480)

Profit for the year		187,874	138,142	66,054

Attributable to
Controlling interest		161,493	131,116	61,699
Non-controlling interest		26,381	7,026	4,355

Number of shares at year end		261,920,439	48,615,599	36,898,917

Earnings per share at year end - in R$		0.72	2.84	1.79

The accompanying notes are an integral part of the Consolidated Financial Statements.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Consolidated statements of comprehensive income

Years ended December 31, 2022, 2021 and 2020

(Values expressed in thousands of Brazilian Reais)

	Consolidated
	December 31,	December 31,	December 31,
	2022	2021	2020
Net income for the year	187,874	138,142	66,054

Items that are or may be reclassified subsequently to profit or loss:
Unrealized income reserve	—	63	—
Equity valuation adjustment	(984)	—	—
Exchange rate change on goodwill on investee abroad	7,617	4,998	—
Accumulated translation adjustment	(87,328)	11,626	14,732
Other comprehensive loss for the period, net of taxes	(80,695)	16,687	14,732

Total comprehensive income, net of taxes	107,179	154,829	80,786

Attributable to:
Controlling interest	80,798	147,803	76,431
Non-controlling interest	26,381	7,026	4,355

The accompanying notes are an integral part of the Consolidated Financial Statements.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Consolidated statements of changes in equity

Years ended December 31, 2022, 2021 and 2020

(Values expressed in thousands of Brazilian Reais)

									Total
		Advances		Profit Reserves					attributable
		for future			Unrealized	Equity	Accumulated		to the	Non
		capital	Capital	Legal	income	valuation	translation	Retained	controlling	controlling
	Capital	increase	transactions	reserve	reserve	adjustment	adjustment	earnings	shareholder	interests	Total
Balance at January 1st, 2020	36,899	—	(3,458)	5,024	9,707	984	2,086	—	51,242	13,877	65,119
Advance for future capital increase	—	176,000	—	—	—	—	—	—	176,000	—	176,000
Participation of non-controllers	—	—	—	—	—	—	—	—	—	5,289	5,289
Other comprehensive loss	—	—	—	—	—	—	14,732	—	14,732	—	14,732
Net income for the year	—	—	—	—	—	—	—	61,699	61,699	4,355	66,054

Allocation of profit
Legal reserve	—	—	—	2,356	—	—	—	(2,356)	—	—	—
Unearned profit reserve	—	—	—	—	59,343	—	—	(59,343)	—	—	—
Balance, December 31, 2020	36,899	176,000	(3,458)	7,380	69,050	984	16,818	—	303,673	23,521	327,194

Balance at January 1st, 2021	36,899	176,000	(3,458)	7,380	69,050	984	16,818	—	303,673	23,521	327,194
Capital increase with investment transfer	49,021	—	—	—	—	—	(25,016)	—	24,005	—	24,005
Advance for future capital increase	176,000	(176,000)	—	—	—	—	—	—	—	—	—
Transactions with shareholders	—	—	(118,026)	—	—	—	—	—	(118,026)	—	(118,026)
Distribution of profit from previous year	—	—	—	—	(307)	—	—	—	(307)	—	(307)
Participation of non-controllers	—	—	—	—	—	—	—	—	—	(18,623)	(18,623)
Other comprehensive loss	—	—	4,998	—	63	—	11,626	—	16,687	—	16,687
Net income for the year	—	—	—	—	—	—	—	131,116	131,116	7,026	138,142

Allocation of profit
Legal reserve	—	—	—	6,556	—	—	—	(6,556)	—	—	—
Mandatory minimum dividends	—	—	—	—	—	—	—	(31,154)	(31,154)	—	(31,154)
Unearned profit reserve	—	—	—	—	93,406	—	—	(93,406)	—	—	—
Balance, December 31, 2021	261,920	—	(116,486)	13,936	162,212	984	3,428	—	325,994	11,924	337,918

Balance at January 1st, 2022	261,920	—	(116,486)	13,936	162,212	984	3,428	—	325,994	11,924	337,918
Transactions with shareholders	—	—	(1,349)	—	—	—	—	—	(1,349)	—	(1,349)
Transfer by costly restructuring	—	—	—	—	3,531	—	(5,265)	—	(1,734)	—	(1,734)
Participation of non-controllers	—	—	—	—	—	—	—	—	—	43,429	43,429
Other comprehensive loss	—	—	—	—	—	(984)	(79,711)	—	(80,695)	—	(80,695)
Exchange variation on Capital Transaction	—	—	7,617	—	—	—	(7,617)	—	—	—	—
Net income for the year	—	—	—	—	—	—	—	161,493	161,493	26,381	187,874

Allocation of profit
Legal reserve	—	—	—	8,075	—	—	—	(8,075)	—	—	—
Mandatory minimum dividends	—	—	—	—	—	—	—	(38,355)	(38,355)	—	(38,355)
Unearned profit reserve	—	—	—	—	115,063	—	—	(115,063)	—	—	—
Balance, December 31, 2022	261,920	—	(110,218)	22,011	280,806	—	(89,165)	—	365,354	81,734	447,088

The accompanying notes are an integral part of the Consolidated Financial Statements.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Consolidated statements of cash flows

Years ended December 31, 2022, 2021 and 2020

(Values expressed in thousands of Brazilian Reais)

	Consolidated
	December 31,	December 31,	December 31,
	2022	2021	2020
Cash flows from operating activities
Net income for the year	187,874	138,142	66,054

Adjustments to reconcile income to cash from (applied to) operations:
Depreciation and amortization	112,029	60,163	22,519
Expected credit losses	248	(340)	39
Residual value of written-off property, plant and equipment and intangible assets	26,291	(6,355)	3,969
Provision for contingencies	334	(365)	(474)
Income tax and social contribution - Deferred	9,104	14,087	5,480
Equity in earnings of investments	(3,628)	—	—
Investments adjustments	(2,779)	—	—
Interest on loans and financing, debentures, leases and exchange rate variation	96,699	2,919	2,846

Changes in assets and liabilities:
Accounts receivable	94,381	(79,118)	(32,243)
Recoverable taxes	(20,550)	(6,102)	5,317
Prepaid expenses	(32,859)	1,778	19
Advances to suppliers	23,650	(29,287)	(16,201)
Inventories	(5,672)	(3,607)	(3,737)
Other accounts receivable	18,783	24,850	(13,192)
Suppliers	(10,901)	(21,740)	(7,340)
Salaries and social security charges	27,472	(1,485)	6,953
Taxes payable	34,210	(2,900)	(1,595)
Other accounts payable	(25,736)	(17,565)	(350)
Cash generated from operating activities	528,950	73,075	38,064

Interest paid on loans and financing	(12,126)	(5,985)	(2,722)
Interest paid on debentures	(25,274)	—	—
Interest paid on leases	(2,400)	(573)	(183)
Income tax and social contribution	(18,213)	(2,193)	(2,656)
Net cash generated from operating activities	470,937	64,324	32,503

Cash flow from investing activities
Cash spent on companies’ acquisitions; net of cash received	(1,090,040)	(286,134)	(76,023)
Payment of obligations from acquisition of investments	(134,981)	(38,493)	(19,638)
Acquisition of property, plant and equipment and intangible assets	(95,748)	(123,793)	(22,001)
Net cash used in investing activities	(1,320,769)	(448,420)	(117,662)

Cash flow from financing activities
Attributed to shareholders
Profit distribution - prior periods	—	(63)	—

Attributed to financing
Related parties	71,019	441,662	113,965
Lease payments – Principal	(32,802)	(6,819)	(3,955)
Proceeds from loans and financing	446,870	50,620	22,415
Funding of debentures	573,623	—	—
Payments of loans and financing - Principal	(63,985)	(52,152)	(23,547)
Payment of Share Issuance Costs	—	—	—
Net cash generated from financing activities	994,725	433,248	108,878

Increase in cash and cash equivalents	144,893	49,152	23,719

Exchange rate change in cash and cash equivalents	7,796	8,012	25,769
Cash and cash equivalents at the beginning of the year	118,918	61,754	12,266

Cash and cash equivalents at the end of the year	271,607	118,918	61,754

The accompanying notes are an integral part of the Consolidated Financial Statements.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

1. General information

Response Group (“Group”) is a direct subsidiary of Ambipar Participações e Empreendimentos S.A. (“Ambipar Group” or “Company”) in the Emergency Response segment, it’s part of the Group’s essence the commitment to sustainable matters, working on the ESG (“Environment, Social and Governance”) pillars within its business and supporting its clients.

The Response Group is engaged in the response to accidents with chemical products and pollutants, fighting fires, environmental emergencies on highways, railways, airports, ports, industries, mining and pipelines, and natural disasters. The Group also offers other environmental services, such as specialized industrial cleaning.

The Response Group is also specialized in Crisis Management and answering to environmental, chemical and biological emergencies that affect the health, the environment, and property. Supported by state-of-the-art professionals with standardized HAZMAT training, proprietary command center technology, specialized vehicles and equipment. Response  develops and follows security protocols, in order to respond safely to hundreds of simultaneous emergencies and dangerous services. The Response Group owns more than 300 bases around the world, employs more than 5,000 trained employees who respond to emergencies on call 24 hours a day, 365 days a year.

On July 13, 2020, Ambipar Group’ capital was open to the public in Brazil. It was the first environmental management company to join B3, the Brazilian stock exchange, starting to trade its shares in the Novo Mercado corporate governance segment with stock ticker code AMBP3.

On July 6, 2022, Emergência Participações entered into a business combination agreement with HPX Corp. (“HPX”), a Special Purpose Acquisition Company (SPAC), to further accelerate the Company's growth. On March 3, 2023, after compliance with all corporate and regulatory requirements, the transaction was concluded. Thus, as of March 6, 2023, the Company became listed, and its common shares and warrants began to be traded on the NYSE American under the codes “AMBI” and “AMBI.WS”, respectively.

1.1. Activity in the Response segment

The main business activities of the Response Group comprise operating in prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, with its own service centers and presence in 39 countries in South America, Europe, Africa, North America, and Antarctica. In addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.

As of December 31, 2022 and December 31, 2021 the Response Group’s equity interests and their respective areas of activity are shown in Note 1.2 “Organization and Plan of Business Operation”.

1.2. Organization and Plan of Business Operation

a) Transfer of Ambipar Response Limited and Ambipar Howells Consultancy Limited to Emergência Participações S.A.

As per decided at the general meeting of the extraordinary reorganization on October 2021, following the plan of business operation for companies under common control, the entities Ambipar Response Limited (United Kingdom) and Ambipar Howells Consultancy Limited, both previously directly controlled by the Ambipar Group, became the wholly subsidiaries of Emergência Participações S.A. that provides the same activities as the original companies.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

b) Incorporation of Ambipar Holding USA, Ambipar Holdings UK Limited, Ambipar Holding Canada e Ambipar Holding Ireland

In 2020 and 2021, the Response Group set up four holding companies, Ambipar Holding USA, Inc (“Ambipar USA”) Ambipar Holding Canada, Inc (“Ambipar Canada”), Ambipar Holdings UK Limited (“Ambipar UK”) and Ambipar Holding Ireland Limited (“Ambipar Ireland”) in order to acquire business in those locations, following the Response group’s plan of business operation.

c) Acquisition of Inversiones Disal Emergencia

On June 28, 2021, the Group acquired 100% of the shares of Inversiones Disal Emergencia (“acquired”). As a result, the company Inversiones Disal Emergencia (“Acquired”) became a subsidiary of Emergência Participações S.A. with the same activities as the original company (See in Note 1.3). Inversiones Disal Emergencia owned a stake in Suatrans Chile.

List of subsidiaries

The Consolidated Financial Statements include the individual statements of the entities of the Response Group, listed below:

			Ownership held		Ownership held
			by Group		by NCI
	Place of Business/ Country		12.31.2022	12.31.2021	12.31.2022	12.31.2021	Consolidation
Company	of Incorporation	Controller	%	%	%	%	method
Emergência Participações S.A.	Brazil	Ambipar Participações	100.00	100.00	—	—	Full
Ambipar Response S.A.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Insurance Corretora de Seguros Ltda	Brazil	Emergência Participações	—	100.00	—	—	Full
Ambipar Response Insurence - Atendimento a Seguros Ltda	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar University S.A.	Brazil	Emergência Participações	—	100.00	—	—	Full
Suatrans Chile S.A.	Chile	Emergência Participações	100.00	100.00	—	—	Full
Suatrans Peru SAC	Peru	Suatrans Chile	99.78	99.78	0.22	0.22	Full
Suatrans Training S.A.	Chile	Suatrans Chile	99.99	99.99	0.01	0.01	Full
SIS – Servicios Industriales Especializados S.A.	Chile	Suatrans Chile	99.99	99.99	0.01	0.01	Full
Horvefel S.A.	Uruguai	Suatrans Chile	100.00	100.00	—	—	Full
SABI Tech S.A.S	Colombia	Suatrans Chile	100.00	100.00	—	—	Full
Ambipar Holding USA, INC	United States of America	Emergência Participações	100.00	100.00	—	—	Full
Allied International Emergency LLC.	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
One Stop Environmental, LLC	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Intracoastal Invironmental, LLC	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Custom Environmental Services, INC	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
EMS Environmental, Inc	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

			Ownership		Ownership
			held		held
			by Group		by NCI
	Place of Business/ Country		2022	2021	2022	2021	Consolidation
Company	of Incorporation	Controller	%	%	%	%	method
Swat Consulting Inc.	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Professional Emergency Resource Services	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response L1 Inc	United States of America	Ambipar Holding USA	100.00	—	—	—	Full
Witt O'Brien"s LLC	United States of America	Ambipar Holding USA	100.00	—	—	—	Full
Navigate Communications Pte. Ltd.	Singapore	Witt O'Brien"s LLC	100.00	—	—	—	Full
Navigate Response (Asia) Pte. Ltd.	Singapore	Witt O'Brien"s LLC	100.00	—	—	—	Full
Navigate PR Limited	England and Wales	Witt O'Brien"s LLC	100.00	—	—	—	Full
Navigate Response Limited	England and Wales	Witt O'Brien"s LLC	100.00	—	—	—	Full
Strategic Crisis Advisors LLC	Georgia	Witt O'Brien"s LLC	100.00	—	—	—	Full
Witt O’Brien’s PR LLC	Puerto Rico	Witt O'Brien"s LLC	100.00	—	—	—	Full
Witt O'Brien's USVI, LLC	U.S. Virgin Islands	Witt O'Brien"s LLC	100.00	—	—	—	Full
Witt O'Brien's Payroll Management LLC	Delaware	Witt O'Brien"s LLC	100.00	—	—	—	Full
O'Brien's Response Management, L.L.C.	Delaware	Witt O'Brien"s LLC	100.00	—	—	—	Full
O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S/A (c)	Brazil	Witt O'Brien"s LLC	50.00	—	50.00	—	No
Witt O'Brien's Insurance Services, LLC	New Jersey	Witt O'Brien"s LLC	100.00	—	—	—	Full
Witt Associates do Brasil Consultoria Ltda.	Brasil	Witt O'Brien"s LLC	99.92	—	0.08	—	Full
Ambipar Holdings UK Limited	United Kingdom	Emergência Participações	100.00	100.00	—	—	Full
Groco 404 Limited	United Kingdom	Ambipar Holdings UK Limited	100.00	100.00	—	—	Full
Ambipar Site Services Limited	United Kingdom	Groco 404 Limited	100.00	100.00	—	—	Full
Ambipar Holding Ireland Limited	Ireland	Ambipar Holdings UK Limited	100.00	100.00	—	—	Full
Lehane Environmental & Industrial Services Ltd	Ireland	Ambipar Holding Ireland	100.00	100.00	—	—	Full
Ambipar Response Limited (UK)	United Kingdom	Ambipar Holdings UK Limited	100.00	100.00	—	—	Full
Ambipar Howells Consultancy Limited	United Kingdom	Ambipar Response Limited (UK)	100.00	100.00	—	—	Full
Ambipar Response Limited	United Kingdom	Ambipar Response Limited (UK)	100.00	100.00	—	—	Full
Ambipar Holding Canadá, INC	Canadá	Emergência Participações	100.00	100.00	—	—	Full
Emerge Hydrovac Inc.	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Lynx Creek Industrial & Hydrovac Ltd.	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Orion Environmental Services Ltd.	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
First Response Inc	Canadá	Ambipar Holding Canadá	100.00	—	—	—	Full
Graham Utility Hydrovac Services	Canadá	Ambipar Holding Canadá	100.00	—	—	—	Full
Ridgeline Canada Inc	Canadá	Ambipar Holding Canadá	100.00	—	—	—	Full
Ambipar Response ES S.A.	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Ambipar Response Control Environmental Consulting S.A.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Orbitgeo Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response OGTEC Facilities Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Wastewater Control Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Geoweb Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Geociências Ltda. (a)	Brazil	Ambipar Response ES	38.50	38.50	61.50	61.50	Full
Bioenv Análises Ambientais Ltda (b)	Brazil	Ambipar Response ES	35.70	—	64.30	—	Full
CTA Serviços em Meio Ambiente Ltda	Brazil	Ambipar Response ES	70.00	—	30.00	—	Full
RG Consultoria Técnica Ambiental S.A.	Brazil	Emergência Participações	51.00	—	49.00	—	Full
RG Consultoria Técnica Ambiental Brasil Ltda	Brazil	RG Consultoria	51.00	—	49.00	—	Full
JM Serviços Integrados Ltda	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
JM Serviços e Locações Ltda	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda	Brazil	Emergência Participações	100.00	70.00	—	30.00	Full
Desentupidora Belo Ltda	Brazil	Emergência Participações	—	70.00	—	30.00	Full
Ambipar Response Gás Ltda.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Inversiones Disal Emergencias S.A.	Chile	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Atendimento Médico Hospitalar Ltda.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Fênix Emergências Ambientais Ltda.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
APW Ambiental e Transporte Ltda.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Dracares Apoio Marítimo e Portuário Ltda	Brazil	Emergência Participações	51.00	—	49.00	—	Full
Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	Brazil	Emergência Participações	51.00	—	49.00	—	Full
CK7 Serviços de Manutenção Industrial e Reparos em Geral Ltda	Brazil	Emergência Participações	51.00	—	49.00	—	Full
C-Safety Comércio, Indústria e Serviços Ltda	Brazil	CK7 Serviços de Manutenção	51.00	—	49.00	—	Full
(a)

The subsidiary Ambipar Response ES has a 55% interest in Ambipar Response Geociências Ltda. The Company has a 70% interest in Ambipar Response ES, thus the Group has 38.50% control over the subsidiary.

(b)	The subsidiary Ambipar Response ES has a 51% interest in Bioenv Análises Ambientais Ltda. The Company has a 70% interest in Ambipar Response ES, thus the Group has 35.70% control over the subsidiary.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

(c)

As described in Note 1 – General Information, the Company acquired, through its subsidiary Emergência Participações S.A., 100% of the company Witt O’Briens and the acquisition was completed on October 25, 2022; as a result, there was a joint agreement with the acquisition of 50% of O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A., characterizing a joint venture.

1.3. Authorization to issue these Consolidated Financial Statements

The issuance of these Consolidated Financial Statements was authorized by Management on May 12, 2023.

2. Description of significant accounting policies

2.1. Basis of presentation

The Consolidated Financial Statements as of and for the three years ended December 31, 2022 have been prepared and are presented in accordance with the International Financial Reporting Standards – IFRS, as issued by International Accounting Standard Board (IASB), with the application of IFRS 1 First-time Adoption of IFRS. An explanation of how the transition to IFRS has affected the reported financial position, financial performance, and cash flows of the Group is provided in Note 3.1. The Consolidated Financial Statements are identified as “Consolidated”.

The Consolidated Financial Statements are expressed in thousands of Reais ("R$"), and the reporting of amounts in other currencies, when needed, is also expressed in thousands, unless otherwise indicated.

The preparation of Consolidated Financial Statements requires Management to make judgments, use estimates and adopt assumptions that affect the amounts presented for revenues, expenses, assets and liabilities, including contingent liabilities. However, uncertainty relating to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.

Response Group’s Management states and confirms that all relevant information in the consolidated financial statements is being evidenced and corresponds to the one used by Management in the administration.

The Consolidated Financial Statements have been prepared on the historical cost’s basis, except certain financial assets and liabilities that measured at their fair value.

The Consolidated Financial Statements have been prepared on a going concern basis, which assumes that the Response Group will be able to discharge its liabilities.

2.2. Basis of consolidation

These Consolidated Financial Statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.

2.3. New or revised pronouncements applied for the first time in 2022

The new IFRS standards will only be applied in Brazil after the issuance of the respective standards in Portuguese by the Accounting Pronouncements Committee and approval by the Federal Accounting Council.

a)Onerous contracts – Cost of contract performance (Amendments to IAS 37);

Applies to annual periods beginning on or after January 1, 2022 for existing contracts on the date the changes are first applied. The change specifically states which costs to consider when calculating the cost of fulfilling a contract.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

b)Amendment to IAS 16 Fixed Assets

The classification of any gains generated before fixed assets is in accordance with the planned use conditions. Clarifies that the items produced before the fixed assets are in the planned conditions of use, if sold, must have their costs and revenues recognized in the income statement, not being able to compose/reduce the formation cost of the fixed assets.

c)Annual improvements to the 2018-2020 IFRS Standards

Changes were made to the standards: (i) IFRS 1, addressing aspects of first adoption in a subsidiary; (ii) IFRS 9, addressing the 10% test criterion for the reversal of financial liabilities; (iii) IFRS 16, addressing illustrative examples of leasing; and (iv) IAS 41, addressing fair value measurement aspects.

d)Amendment to IFRS 3

Includes corrections in references regarding the Conceptual Framework of IFRS.

2.4. New standards, revisions and interpretations issued that were not yet effective as of December 31, 2022

For the following standards or amendments, management has not yet determined whether there will be significant impacts on the Company's financial statements, namely:

◾

Amendment to IAS 8 – amends the definition of accounting estimate, which is now considered as “monetary amounts in the financial statements subject to measurement uncertainty”, effective for periods beginning on or after January 1, 2023;

◾

Amendment to IAS 12 – brings an additional exception to the exemption from the initial recognition of deferred tax related to assets and liabilities resulting from a single transaction, effective for periods beginning on or after January 1, 2023;

◾	Amendment to IFRS 17 – includes clarification of aspects related to insurance contracts, effective for periods beginning on or after January 1, 2023;
◾	Amendment to IFRS 16 – deals with liability in a retro lease, effective for periods beginning on or after January 1, 2024;
◾	Amendment to IAS 1:
i.

Classification of liabilities as Current or Non-Current - this amendment clarifies aspects to be considered for the classification of liabilities as Current and Non-Current, effective for periods beginning on or after January 1, 2024.

In January 2020, the IASB issued amendments to IAS 1, which clarify the criteria used to determine whether the liability is classified as current or non-current. These amendments clarify that the current classification is based on whether an entity has the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period. The amendments also clarify that the "agreement" includes the transfer of cash, goods, services or equity instruments, unless the obligation to transfer cash, goods, services or equity instruments arises from a conversion facility classified as an equity instrument separately from the liability component of a compound financial instrument. The changes were originally effective for annual reporting periods beginning January 1, 2023. However, due to the impacts of Covid-19, the effective date has been postponed for annual reporting periods beginning January 1, 2024.

ii.Change in the disclosure of accounting policies, effective for periods beginning on or after January 1, 2023.

In February 2021, the IASB released amendments to IAS 1, which change the disclosure requirements with regard to accounting policies by replacing the term "significant accounting policies" with "material information about accounting policies". The amendments provide guidance on when it is likely that information about accounting policy should be considered material. The amendments to IAS 1 are effective for annual reporting periods beginning on or after 1 January 2023, with earlier application permitted.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

The Company is currently evaluating the impact of these new standards and accounting changes. The Company will assess the impact of the final amendments to IAS 1 on the classification of its liabilities once they are issued by the IASB. The Company does not believe that the amendments to IAS 1, in its current form, will have a significant impact on the classification of its liabilities, since the conversion feature in its convertible debt instruments is classified as an equity instrument and, therefore, not affects the classification of its convertible debt as a non-current liability.

Other pronouncements and interpretations

There are no other standards, amendments to standards and interpretation that are not in force and that the Company and its subsidiaries expect to have a material impact arising from their application in its Consolidated Financial Statements.

3. Basis of measurement

3.1. Currency translation

(a) Functional and presentation currency

Items included in Response Group’s Consolidated Financial Statements are measured using the currency of the primary economic environment in which companies operate ("the functional currency"). The Consolidated Financial Statements are presented in Reais (R$). All financial information disclosed has been rounded to the nearest value, except otherwise indicated.

(b) Foreign currency

Transactions with foreign currencies are converted into functional currency by using exchange rates prevailing on the transaction or valuation dates when the items are measured. Exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the statement of income. Foreign exchange gains and losses related to accounts receivable, suppliers and loans are presented in the statement of income as financial revenue or expense.

(c) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated in euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into euro at the exchange rates at the dates of the transactions.

Foreign currency differences are recognized in OCI and accumulated in the Translation reserve, except to the extent that the translation difference is allocated to NCI.

When a foreign operation in disposed of in its entirety or partially such as that the control, significant influence, or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation in reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

3.2. Use of accounting estimates and judgment

The preparation of the Consolidated Financial Statements in accordance with IFRS issued by IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Estimates and assumptions are reviewed in a continuous manner. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future periods affected. The information on critical judgments that refer to accounting policies adopted that have effects on amounts recognized in the Consolidated Financial Statements is presented in the following notes:

Impairment of non-financial assets

As stated in note 3.6, impairment testing involves calculating the value in use or the fair value less cost of disposal, when applicable, of the cash generating units to which the goodwill or other non-financial assets have been assigned. The value in use is determined by estimating five years of future cash flows, a perpetual value and using a discount rate that comprises three components: time value in money, the appropriate risk premium and uncertainty about the future cash flows. Hence, it relies on several critical judgements, estimates and assumptions. For more information on estimates and assumptions used in impairment testing, refer to note 8.

Revenue recognition

The Group applies certain judgment in assessing the terms of revenue from contracts with customers to determine whether the contract involves the delivery of service (revenue recognized over time). The Group evaluates each contract individually, its critical terms and business relationship with its customer and any associated third party.

Lease term

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, it considers all relevant factors that create an economic incentive for it to exercise the renewal such as contractual terms and conditions for the optional periods compared with market rates and the length of a non-cancellable period of a lease.

After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Residual value and estimated useful life of property, plant and equipment and intangible asset (finite useful lives)

As stated in note 3.5 and 3.7, Intangible and property, plant and equipment assets are amortized over their useful lives. The useful life is based on management’s estimates for the period in which the assets will contribute to generate revenue and is periodically reviewed. Changes in estimates may result in significant changes in the book value. Revisions to these estimates are recognized prospectively.

Business Combination Accounting

We recognize, separately from goodwill, the identifiable assets acquired, and liabilities assumed at their estimated acquisition date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any non-controlling interest in the acquiree (if applicable) and the acquisition date fair value of our previously held equity interest in the acquiree (if applicable), over (b) the fair value of net assets acquired, and liabilities assumed. At the acquisition date, we measure the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. We measure the fair values of all non-contractual contingencies if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Income taxes

The calculation of current and deferred income taxes requires us to make estimates and assumptions and to exercise judgement regarding the carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results, the timing of reversal of temporary differences and possible audits of income tax filings by the tax authorities.

Changes or differences in underlying estimates or assumptions may result in changes to the current or deferred income tax balances on the consolidated statements of financial position, a charge or credit to income tax expense in the Consolidated statements of operations and comprehensive income (loss) and may result in cash payments or receipts.

All income tax filings are subject to audits and reassessments. Changes in interpretations or judgements may result in a change in our income tax provisions in the future. The amount of such a change cannot be reasonably estimated.

3.3. Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, highly liquid short-term investments, redeemable in up to three months or less, with an insignificant risk of change in fair value and for the purpose of meeting short-term commitments.

3.4. Financial instruments

3.4.1. Financial assets

Recognition and measurement

Purchases and sales of financial assets are recognized on trading date, Investments are initially recognized at fair value plus transaction cost for all financial assets not classified at fair value recognized in income (loss).

Financial assets at fair value recognized in the income (loss) are initially recognized at fair value, and transaction costs are charged to Consolidated statements of income in the period they occur.

The fair value of publicly quoted investments is based on the current purchase price. If the market of a financial asset is not active, the Response Group establishes the fair value using valuation techniques. These techniques include the use of recent transactions contracted from third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models, privileging market information and minimizing the use of information generated by Management.

Classification

In the initial recognition, a financial asset is classified as measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) fair value through profit or loss (“FVTPL”).

A financial asset is measured at amortized cost if it meets both conditions below: (i) the asset is held within a business model whose purpose is to collect contractual cash flows; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that are only payments of principal and interest on the outstanding principal value.

A financial asset is measured in FVOCI only if it meets both conditions below: (i) the asset is maintained within a business model whose purpose is achieved by both the collection of contractual cash flows and the sale of financial assets; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that refer to payments of principal and interest on the outstanding principal value. All other financial assets are classified as measured at fair value through profit or loss.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

In addition, upon initial recognition, the Response Group may, irrevocably, designate a financial asset that satisfies the requirements to be measured at amortized cost, FVTOCI or even FVTPL. This designation is intended to eliminate or significantly reduce a possible accounting mismatch stemming from the result produced by the respective asset.

Financial assets — Business model assessment

The Response Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:

●

the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

●	how the performance of the portfolio is evaluated and reported to the Response Group’s management;
●	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
●	how managers of the business are compensated — e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
●	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Response Group’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial assets — Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition, ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Response Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition, in making this assessment, the Response Group considers:

●	contingent events that would change the amount or timing of cash flows.
●	terms that may adjust the contractual coupon rate, including variable-rate features;
●	prepayment and extension feature; and
●	terms that limit the Response Group’s claim to cash flows from specified assets (e.g., non-recourse features).

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets — Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Trade accounts receivable

Trade accounts receivable correspond to the amount’s receivable from clients for the rendering of service carried out in the normal course of Group’s activities. If the payment term is equivalent to one year or less (or any other term that is in conformity with Group’s normal cycle), accounts receivable are classified as current assets. Otherwise, they are presented in non-current assets.

Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost less expected credit losses on accounts receivable, in practice, they are usually recognized at the billed amount, adjusted by expected credit loss, if necessary.

Recognition and derecognition

The financial instrument is recognized in the Consolidated Financial Statements when the entity becomes a party to the financial instrument contract. An entity removes a financial liability from its statement of financial position when its obligation is extinguished. An entity removes a financial asset from its statement of financial position when its contractual rights to the asset’s cash flows expire; when it has transferred the asset and substantially all the risks and rewards of ownership; or when it has transferred the asset and has retained some substantial risks and rewards of ownership, but the other party may sell the asset. The risks and rewards retained are recognized as assets.

Impairment of financial assets

Expected credit losses

The expected credit loss on doubtful accounts is established when there is objective evidence that the Group will not be able to collect all amounts according to the accounts receivable original terms.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.

a) Recognition

The Response Group recognizes loss allowances for ECLs on:

●	Trade and other receivables;
●	financial assets measured at amortized cost;
●	debt investments measured at FVOCI; and
●	contract assets.

The Response Group also recognizes loss allowances for ECLs on lease receivables, which are disclosed as part of trade and other receivables.

The Response Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

●	debt securities that are determined to have low credit risk at the reporting date; and
●

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Response Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Response Group’s historical experience and informed credit assessment, that includes forward-looking information.

The Response Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Response Group considers a financial asset to be in default when:

●	the debtor is unlikely to pay its credit obligations to the Response Group in full, without recourse by the Response Group to actions such as realizing security (if any is held); or
●	the financial asset is more than 90 days past due.

The Response Group considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Response Group is exposed to credit risk.

b) Measurement

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Response Group expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

c) Credit-impaired financial assets

At each reporting date, the Response Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the debtor;
●	a breach of contract such as a default or being more than 90 days past due;
●	the restructuring of a loan or advance by the Response Group on terms that the Response Group would not consider otherwise;
●	it is probable that the debtor will enter bankruptcy or other financial reorganization; or
●	the disappearance of an active market for a security because of financial difficulties.

d) Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

e) Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Group has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery.

The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Derecognition of financial assets

A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is written off when: (i) the rights to receive cash flows from the asset have expired; and (ii) the Group transferred its rights to receive cash flows of the asset or has assumed an obligation to fully pay cash flows received, without significant delay, to a third party under terms of an “on lending” agreement; and (a) the Group has substantially transferred all risks and benefits related to the asset; or (b) the Group has not transferred and has not substantially retained all risks and benefits related to the asset, but has transferred control over that asset.

When the Group transfers its rights to receive cash flows from an asset or enters into a transfer agreement and does not transfer or substantially retain all risks and benefits related to the asset, an asset is recognized to the extent of the Group’s ongoing involvement with this asset.

3.4.2. Financial liabilities

Initial recognition, classification, and measurement

A financial asset or financial liability is measured initially at fair value. Subsequent measurement depends on the category of financial instrument. Some categories are measured at amortized cost, and some at FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

Interest rate benchmark reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:

●	the change is necessary as a direct consequence of the reform; and
●	the new basis for determining the contractual cash flows is economically equivalent to the previous basis — i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.

Borrowing costs

Cost of loans attributed to the acquisition, construction or production of an asset that necessarily demands a substantial period of time to become ready for intended use or sale is capitalized as part of this asset’s cost.

Loan costs are comprised by interest and other costs that the Group incurs in connection with fundraising.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled, or expired. When an existing financial liability is replaced by another of the same lender with substantially different terms, or the terms of an existing liability are significantly changed, this substitution or alteration is treated as a write-off of the original liability and recognition of a new liability, whereas the difference in the corresponding book value is recognized in the statement of income.

Loans and financing

Borrowings and financing are initially recognized at fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost.

Any difference between the amounts raised (net of transaction costs) and the settlement amount is recognized in the income statement during the period while the loans are outstanding, under the effective interest rate method.

Loans and financing are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

3.5. Intangible assets and Goodwill

(i) Software

Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets where the following criteria are met:

●	it is technically feasible to complete the software so that it will be available for use;
●	management intends to complete the software and use or license it there is an ability to use or sell the software;
●	it can be demonstrated how the software will generate probable future economic benefits;
●	adequate technical, financial, and other resources to complete the development and to use or sell the software are available; and
●	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee´s costs and an appropriate portion of relevant overheads.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

(ii) Goodwill

Goodwill is measured as described in note 9, Goodwill on acquisitions of subsidiaries is included in intangible assets, Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.

(iii) Research and development

Expenditure on research activities is recognized in profit or loss as incurred.

Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to the initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.

(iv) Other Intangibles

Other intangible assets, including client’s portfolio, patents and trademarks, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(v) Amortization

Amortization is recognized in the Consolidated statement of income based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. The estimated useful lives of intangible assets are as measured as described in note 9 (b).

The assets’ net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.

During 2022, the Group reviewed the estimated useful lives of these assets, and no significant change was identified.

Other intangible assets, including customer relationships, work force, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

3.6. Impairment of non-financial assets

An impairment loss is recognized in the Consolidated statements of income for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

Goodwill and intangible assets (trademarks and patents) that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Therefore, impairment losses recognized for goodwill cannot be reversed in a subsequent period.

3.7. Property, plant, and equipment

Property, plant, and equipment (PPE) are stated at historical cost less accumulated depreciation and accumulates impairment losses (if applicable) according to explanatory note number 8. Historical cost includes expenses directly attributable to the acquisition of items. Historical cost also includes financing costs related to the acquisition of qualifying assets.

Subsequently incurred costs are added to the asset’s book value or are recognized as a separate asset, as applicable, and only when it is likely that associated future economic benefits will flow and that the item’s cost can be reliably measured.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

The book value of replaced items and parts is written off. All other maintenance and repair costs are recorded as a contra entry to income (loss) for the year, when incurred.

Lands are not depreciated. Depreciation of other assets is calculated using the straight-line method, with the costs of other assets being allocated to their residual values over the estimated useful life. Assets under development are not depreciated until they are available for use. Property, plant, and equipment useful lives are disclosed in note 8.

Residual values and the useful lives of material assets are reviewed and adjusted, if adequate, at the end of each year and depreciated using the straight-line method.

An asset’s book value is immediately written down to its recoverable amount if the asset’s book value is greater than its estimated recoverable amount, as impairment.

An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the Consolidated statements of income in the period the asset is de-recognized.

Gains and losses from disposals are determined when the asset is derecognized by the comparison of results with the book value and are recognized in “Other net operating revenues (expense)” in the statement of income, as incurred.

3.8. Trade accounts payable and other accounts payable

Trade accounts payable and other accounts payable are obligations due for assets or services acquired from suppliers in the normal course of businesses and are classified as current liabilities if payment is due within one year. Otherwise, trade accounts payable are presented as non-current liabilities.

They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. In practice, they are usually recognized at the amount of the related invoice.

3.9. Provisions

Provisions for lawsuits (labor, civil and tax) are recognized when: the Group has a present or constructive obligation as result of past events; it is likely that an outflow of funds will be required to settle the obligation; and if the amount can be estimated reliably, Provisions are not recognized for future operating losses.

When there is a series of similar obligations, the probability of settling them is determined by considering all obligation as a whole. A provision is recognized even if the likelihood of settlement related to any individual item included in the same class of obligations is small.

The provisions are measured at the present value of the expenditures that shall be necessary to settle the obligation, using a pre-tax rate which reflects the current market evaluations as to the value of the cash over time and the specific risks of the liability. The increase in the obligation over time is recognized as a financial expense.

3.10. Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

3.10.1. Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Companies under the deemed income system

There are companies that opted for taxation based on estimated profit. The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% more than R$ 240 for income tax and 9% for social contribution, both applied to a percentage of 32% gross revenue.

Companies under the taxable income system

The income tax and social contribution of current year are calculated based on the rates of 15% plus a surcharge of 10% on taxable income more than R$ 240 for income tax and 9% on taxable income for social contribution on net income and take into account (if any) tax loss carry forward and negative basis of social contribution, limited to 30% of taxable income.

The Group operates in several international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as service provider and tax continues to evolve.

3.10.2. Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

●	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
●

temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

●	taxable temporary differences arising on the initial recognition of goodwill.

Temporary differences in relation to a right-of-use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. There are no unrecognized tax losses or tax credits.

Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Group has not rebutted this presumption.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.

3.11. Revenue recognition

The revenue is stated net of taxes, returns, rebates or discounts, its recognition is in accordance with IFRS 15 — Revenue from customer contracts, which establishes a five-steps model to determine how and when it will be recognize, as well as its measurement, provided that revenues and costs can be measured reliably.

The Group revenue recognizes revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.

In addition, specific criteria for each of the Group’s activities must be met, as described below:

Rendering of services

The Group provides emergency services that includes prevention, training, and emergency response.

Revenues are generated from services at customer sites or other locations. Response services for environmental emergencies include any scale from man-made disasters such as oil spills, to natural disasters such as hurricanes. Emergency response services are provided based on purchase orders or agreements with customers and include prices generally based upon daily, hourly or job rates for equipment, materials and personnel.

The Group recognizes revenue for these services over time, as the customer receives and consumes the benefits of the service as they are being performed and the Group has a right to receive for performance completed to date. The Group uses the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over the number of hours, days or even months for larger scale projects. In this situation, can be recognized unbilled revenue.

3.12. Leases liabilities

As a lessee

At inception of a contract, the Group assesses whether a contract is, or contains, a lease liability. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for of the period agreed time in exchange for consideration.

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component based on its relative stand‑alone prices. However, for the leases of property the Group has elected not to separate non‑lease components and account for the lease and non‑lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate of 7.08% to 8.5% each year by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;
●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable under a residual value guarantee; and
●

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

From January 1st, 2020, where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Group remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the Consolidated statements of financial position.

Short-term leases and leases of low-value assets

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3.13. Distribution of dividends and interest on own capital

Payment of dividends and interest on capital to Group shareholders is recognized as a liability in the Consolidated Financial Statements at the end of the year, based on the by-laws that govern the Group’s companies.

Any amount above the mandatory minimum is provisioned only on the date of its approval by the shareholders.

The tax benefit of interest on own capital is recognized in the statement of income.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

3.14. Business combinations

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at least, an input and substantive process and whether the acquired set has the produce outputs ability.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The goodwill constituted in the business combination is recorded in non-current assets, subgroup of intangible assets. Any goodwill that arises is recorded in intangible assets and tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If the Company makes a purchase of an investment and part of the amount is in installments, the accounts payable is recorded in the item Obligations from acquisition of, as mentioned in Note 7.

3.15. Non-controlling interests

The interest attributable to non-controlling shareholders was calculated based on the percentage of 49% on the total shareholders’ equity in 2022 and 30% on the 2021.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Set out below is summarized financial information for NCI that are material to the Group for December 31, 2022:

			Ambipar
			Response	Ambipar Flyone
	Ambipar	Lacerda & Lacerda	Dracares	Serviço Aereo		Ambipar	JM
	Response	Serv.de Transp. e	Apoio	Especializado,		Response	Serviços
	Espírito Santo	Emergências	Marítimo e	Comércio e	RG Response	Tank	Integrados
Summarized statement of financial position	S.A. (*)	Ambientais Ltda	Portuario S/A.	Serviço	S.A.	Cleaning S/A	S.A.	Total
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2022	2022	2022	2022	2022	2022	2022	2022

Current assets	37,967	19,421	10,968	23,371	3,513	63,651	12,589	171,480
Current liabilities	(32,826)	(8,430)	(9,404)	(26,520)	(1,529)	(26,424)	(6,040)	(111,173)
Current net assets	5,141	10,991	1,564	(3,149)	1,984	37,227	6,549	60,307

Non-current assets	88,305	205	44,116	78,623	4,724	22,490	16,474	254,937
Non-current liabilities	(52,825)	(7,731)	(6,135)	(28,649)	(1,703)	(750)	(18,143)	(115,936)
Non-current net assets	35,480	(7,526)	37,981	49,974	3,021	21,740	(1,669)	139,001

Net assets	40,621	3,465	39,545	46,825	5,005	58,967	4,880	199,308

Net assets controlling	40,621	3,465	39,545	46,825	5,005	58,967	4,880	199,308
Net assets non-controlling	1,346	—	—	—	—	—	—	1,346

Accumulated NCI								11,924
Others adjustment from non-controlling	2,915	352	19,377	22,944	2,124	22,130	(32)	69,810
Accumulated NCI adjusted								81,734

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

	Ambipar		Ambipar	Ambipar Flyone
	Response	Lacerda & Lacerda	Response	Serviço Aereo		Ambipar	JM
	Espírito	Serv.de Transp. e	Dracares Apoio	Especializado,		Response	Serviços
	Santo S.A.	Emergência	Marítimo e	Comércio e	RG Response	Tank	Integrados
Summarized statement of financial position	(*)	Ambientais Ltda	Portuario S/A.	Serviço	S.A.	Cleaning S/A	S.A.	Total

Revenue	102,666	3,201	61,430	55,900	9,314	60,484	20,432	313,427
Cost of services rendered	(69,318)	(1,490)	(39,294)	(30,427)	(5,811)	(20,374)	(13,113)	(179,827)
Gross profit	33,348	1,711	22,136	25,473	3,503	40,110	7,319	133,600

Selling, general and administrative expenses	(13,788)	(371)	(4,349)	(15,280)	(1,307)	(2,830)	(3,764)	(41,689)
Other expense	(258)	—	92	(112)	(41)	10,259	(38)	9,902
Operating expenses	(14,046)	(371)	(4,257)	(15,392)	(1,348)	7,429	(3,802)	(31,787)
Operating profit	19,302	1,340	17,879	10,081	2,155	47,539	3,517	101,813

Finance costs	(5,456)	(53)	(1,190)	(5,572)	(68)	(334)	(2,699)	(15,372)
Finance income	1,688	1	104	372	2	305	25	2,498

Net finance costs	(3,768)	(52)	(1,086)	(5,200)	(66)	(29)	(2,674)	(12,874)

Profit before tax	15,534	1,288	16,793	4,881	2,089	47,510	843	88,939
Income tax and social contribution	(5,879)	(502)	(6,315)	(2,131)	(493)	(4,451)	(949)	(20,720)
Profit for the year	9,655	786	10,478	2,750	1,596	43,059	(106)	68,219

Profit for the year controlling	6,635	550	5,371	1,403	935	27,017	(74)	41,838
Profit for the year non-controlling	3,020	236	5,107	1,347	661	16,042	(32)	26,381
Interest attributable to non-controlling shareholders	30.00%	30.00%	49.00%	49.00%	49.00%	49.00%	30.00%

(*)The information on Ambipar Response ES S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.2.

3.16. Segment reporting

For reviewing the operational performance of the Group and allocating resources purposes, the Chief Operating Decision Maker ("CODM") of the Group, which is comprised of the Chief Executive Officer of the Group, reviews the Consolidated results as a geographical area disaggregated by domestic market and foreign market as a whole market. The CODM considers the whole Group a single operating and reportable segment, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a Consolidated basis for all subsidiaries and business lines.

The Group’s net revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the Consolidated Financial Statements.

For more information regarding the Group’s non-current assets and net revenue by geographic area, refer to note 8.

3.17. Earnings per share — basic and diluted

The Company calculates basic earnings per share using the total average weighted number of outstanding ordinary shares during the period corresponding to income, in accordance with accounting pronouncement IAS 33.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

3.18. Prepaid expenses

Those are basically disbursements made in advance, which will be charged to the result as soon as the expenses are actually incurred.

3.19. Transactions eliminated on combination

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.20. Finance income and finance costs

The Group’s finance income and finance costs include:

●	interest income.
●	interest expense.
●	the net gain or loss on financial assets at FVTPL; and
●	the fair value loss on contingent consideration classified as a financial liability.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

●	the gross carrying amount of the financial asset; or
●	the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired after the initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset, if the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.

3.21. Share capital

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

3.22. Financial risk management

The Group is party to transactions involving financial instruments for the purpose of financing its activities or investing its available funds.

The management of these risks is performed through the definition of conservative strategies aiming at liquidity, profitability and safety. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market.

In the year ended December 31, 2022, there were no transactions involving derivative financial instruments with speculative purposes and compound financial instruments with embedded derivatives.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Financial instruments are recognized only as from the date the Group becomes a party to contractual provisions. When recognized, they are initially recorded at its fair value plus any transaction costs directly attributed to its acquisition or issue (when applicable). Then they are measured at the end of each reporting period, in accordance with the standards established for each type of classification of financial assets and liabilities.

3.22.1. Financial risk factors

In the normal course of business, the Group is exposed to market risks, including changes in interest rates and foreign currency rates.

Market risk is the risk that changes in market prices — e.g. foreign exchange rates, interest rates and equity prices — will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group’s activities expose it to various financial risks: market risk (including fair value interest rate risk, and cash flow interest rate risk and price risk), credit risk and liquidity risk, related primarily to our financing activities and foreign operation. The Group’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group does not have operations quoted at commodity prices; therefore, it has no exposure to commodity price risks.

The management of risk is conducted by the treasure departments.

(a) Market risk

Market risk is the risk that changes in market prices — e.g. Foreign exchange rate, interest rates and equity prices — will affect the Group´s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.

(i) Interest rate risk

Interest rate risk arises from the portion of debt pegged to the long-term interest rate — CDI and interest earning bank deposits at CDI, which may affect the financial revenues or expenses in the event an unfavorable change in interest or inflation rates takes place. Loans issued at variable rates expose the Group to cash flow interest rate risk.

Loans issued at fixed rates expose the Group to fair value risk associated with interest rate. Considering that a substantial part of the Group’s loans is linked to fixed rates. Management believes that the risk of significant changes in income and cash flows is low.

The Group set three scenarios (probable, possible, and remote) for simulation, In the probable scenario, the rates disclosed by BM&F were set forth by the Management and the possible and remote scenario, a 25% and 50% impairment, respectively, in the variables. The calculation basis used is the amount presented in the notes of cash and cash equivalents, loans and financing and debentures:

◾	December 31, 2022

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote
CDI - Interest earning bank deposits	64,158	8,758	10,948	13,137
CDI - Loans and Financing	(717,418)	(97,928)	(122,410)	(146,892)
CDI - Debentures	(600,720)	(81,998)	(102,498)	(122,997)
Net exposure	(1,253,980)	(171,168)	(213,960)	(256,752)

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

◾	December 31, 2021

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote
CDI - Interest earning bank deposits	61,461	5,685	7,106	8,528
CDI - Loans and Financing	(155,304)	(14,366)	(17,958)	(21,549)
Net exposure	(93,843)	(8,681)	(10,852)	(13,021)

Due to the nature, complexity, and isolation of a single variable, the estimates presented may not faithfully represent the value of the loss, if the variable in question has the deterioration shown. The calculation was performed for a win/loss scenario in the period of one month.

(b) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers and investments in debt securities.

The credit risk arises from cash and cash equivalents, deposits in banks and other financial institutions, and exposure to client credit. For banks and financial institutions, only securities from entities considered as prime line are accepted.

The Credit Analysis area evaluates the client’s creditworthiness by considering their financial position, past experiences, and other factors.

Individual risk limits are determined with basis on internal or external classifications in accordance with limits determined by management. The use of credit limits is regularly monitored.

No credit limit was exceeded in the period, and Management does not expect any losses arising from defaults by those parties in addition to the provision already formed (Note 5).

As mentioned in note 18 - Segment reporting, the Emergency Response Services do not have customers representing more than 10% of their net revenue in the semester ended December 31, 2022 and December 31, 2021.

(c) Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The cash flow forecast is carried out by the Group’s Management. The Management monitors the continuous forecasts of Group’s liquidity requirements to ensure it has enough cash to satisfy operating needs. This forecast takes into consideration the Group’s debt financing plans, compliance with clauses, attainment of the internal goals of the balance sheet quotient and, if applicable, external or legal regulatory requirements — for example, currency restrictions.

Surplus cash held by the Group beyond the balance required for administration of working capital, is invested in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of December 31, 2022, the Group maintained short-term funds of R$ 64,158 (R$ 61,461 as of December 31, 2021) which are expected to readily generate cash inflows to manage the liquidity risk.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

The table below analyzes the Group’s non-derivative financial liabilities per maturity intervals, corresponding to balance sheets’ remaining period until contract maturity date (*):

	<1 year	1-2 years	2-5 years	>5 years	Total
December 31, 2022
Loans and financing	67,656	113,529	536,233	—	717,418
Loans and financing (interest)	9,682	16,246	76,735	—	102,663
Debentures	84,187	169,806	346,727	—	600,720
Lease liabilities	16,700	24,385	11,240	—	52,325
Suppliers and other accounts payable	182,956	4,305	—	—	187,261
	361,181	328,271	970,935	—	1,660,387
December 31, 2021
Loans and financing	60,755	33,264	61,285	—	155,304
Loans and financing (interest)	5,972	3,270	6,024	—	15,266
Lease liabilities	12,252	8,621	15,740	—	36,613
Suppliers and other accounts payable	39,573	—	—	—	39,573
	118,552	45,155	83,049	—	246,756
(*)	In order, the amounts above refers to agreement nominal amount, however, they not represent of Financial and accounting position as financial statement.

(d) Regulatory and environmental risks

The Group is subject to the laws and regulations of the countries where it operates. The Group’s Management established environmental certified policies and procedures focused on the compliance with environmental laws.

The Management carries out regular analyses to identify environmental risks and assure that controls under operation are appropriate and duly certified.

(e) Foreign currency risks

December 31, 2022 and December 31, 2021, the Group has not exposed to a significant transactional foreign currency. So, it concluded that they had no impact on the Annual Financial Statements as the fiscal years ends.

3.22.2. Capital management

The Group’s objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining an optimal capital structure to reduce this cost.

In order to keep or adjust the capital structure, the Group may review the dividend payment policy, refund capital to the shareholders or, also, issue new shares or sell assets to reduce, for instance, the indebtedness level.

The Group monitors capital based on the ratio of financial leverage. This index corresponds to net bank loans and financing divided by total capital. Net bank loans and financing, on its turn, corresponds to current and non-current loans and financings as shown in statement of financial position less cash and cash equivalents. Net bank loans and financing is a non-gaap measure.

The total capital is calculated through the sum of shareholders equity, as shown in the statement of financial position with net bank loans and financing and debentures.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

The financial leverage ratio on December 31, 2022 and December 31, 2021 can be summarized as follows:

	December 31,	December 31,
Consolidated financial information	2022	2021
Loans and financing and debentures	764,477	186,971
Less: cash and cash equivalents	(271,607)	(118,918)
Net bank loans and financing	492,870	68,053
Total shareholders’ equity	447,088	337,918
Total capital	939,958	405,971
Leverage ratio	52.4%	16.8%

3.22.3. Fair value estimate

It is assumed that balances of trade accounts receivable and trade accounts payable at book value, less impairment loss, approximate their fair values, considering the realization terms and settlement of these balances, from 30 to 60 days.

For disclosure purposes, financial liabilities’ fair value is estimated by discounting future contract cash flows at interest rate prevailing in the market, which is available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are customary in the market and their fair values do not differ materially from the balances in the accounting records.

Interest earning bank deposits, represented by investments in Interbank Deposit Certificate (CDI) (note 4) were initially measured at fair value and classified as amortized cost. Additionally, were evaluated based on the yield rate contracted with the respective financial institution, considered as the usual market rate. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gains or losses due to the write-down of the asset are recognized directly in profit (loss) and presented in net finance costs.

Additionally, Management understands the financial instruments recognized in the financial information at their book values, do not show significant changes in relation to the respective market values.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in arm’s length transactions. Fair value hierarchy must have the following levels:

●	Level 1: prices charged (unadjusted) in active markets for identical assets or liabilities;
●

Level 2: different inputs of the prices negotiated in active markets included at Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

●	Level 3: inputs for the asset or liability that are not based on observable market variables (non-observable inputs).

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Financial instruments by category

December 31, 2022:

		Consolidated
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost - Level 1	207,449	207,449
Interest earning bank deposits - immediate liquidity	Amortized cost - Level 1	64,158	64,158
Accounts receivable	Amortized cost - Level 1	702,980	702,980
Related parties	Amortized cost - Level 2	26,180	26,180
Financial liabilities
Loans and leases liabilities	Amortized cost - Level 2	717,418	717,418
Suppliers	Amortized cost - Level 1	146,611	146,611
Obligations from acquisition of investment	Amortized cost - Level 2	223,426	223,426
Related parties	Amortized cost - Level 2	769,792	769,792
Lease liabilities	Amortized cost - Level 2	47,059	47,059

4. Cash and cash equivalents

	Consolidated
	December 31,	December 31,
	2022	2021
Cash and banks	207,449	57,457
Interest earning bank deposits	64,158	61,461
	271,607	118,918

Financial investments are mainly represented by Bank Deposit Certificates and Capitalization Bonds from first-rate financial institutions, with low credit risk, whose profitability is linked to the variation of the Interbank Deposit Certificate (CDI) and offers immediate liquidity and maturity in up to 90 days, indexed to 100% of the CDI for the year ended December 31, 2022 and the year ended December 31, 2021.

5. Trade and other receivables

	December 31,	December 31,
	2022	2021
Trade notes receivable - domestic operations	78,801	53,711
Trade notes receivable - foreign operations	536,564	153,549
	615,365	207,260
Provision for trade notes receivable - domestic operations	74,533	28,588
Provision for trade notes receivable - foreign operations	17,495	—
	92,028	28,588

	707,393	235,848
Allowance for expected losses - doubtful accounts	(4,413)	(1,560)
	702,980	234,288

The expected credit losses are established by considering supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information, based on the Response Group’s historical experience and informed credit assessment, that includes forward-looking information.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

It is formed an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.

The Group allocates each exposure to a credit risk grade based on the determined data to be predictive of the risk of loss (including but not limited to external ratings, audited Financial Statements, management accounts and cash flow projections and available press information about customers) and applying experienced credit judgement. Credit risk grades are defined using qualitative factors that are indicative of the risk of default and are aligned to external credit rating definitions from agencies.

Concerning the securities that are overdue for more than 181 days, the collection processes and procedures, and agreements, even in installment payments, are in progress, and the probability of success is relatively high.

The Group assumes that there was no significant decrease in ECL between December 2021 and December 2022, despite the relevant increase in accounts receivable. This situation is mainly due to the customer portfolio of new acquisitions without significant historical losses observed.

6. Tax assets

6.1. Current income tax and social contribution recoverable

	Consolidated
	December 31,	December 31,
	2022	2021

Prepaid Income tax and social contribution (IR/CS)	9,242	4,895
	9,242	4,895

Current	6,388	4,895
Non-current	2,854	—
	9,242	4,895

6.2. Other taxes recoverable

	Consolidated
	December 31,	December 31,
	2022	2021
Recoverable INSS (Social security tax) withheld	3,552	2,545
Recoverable PIS (Tax on sales)	230	65
Recoverable COFINS (Tax on sales)	1,062	299
Recoverable ICMS (State VAT)	214	95
IRRF (Withholding income tax) to offset	23,958	9,691
Other taxes recoverable	1,116	613
	30,132	13,308

Current	29,740	13,308
Non-current	392	—
	30,132	13,308

7. Investments

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

December 31, 2022
Joint venture) (a)	7,620
7,620

(a)As described in the General Information, the Company acquired, through its subsidiary Emergência Participações S.A., 100% of the company Witt O’Briens and the acquisition was completed on October 25, 2022; as a result, there was a joint agreement with the acquisition of 50% of O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A., characterizing a joint venture.

The jointly controlled partnership (joint venture), “O'Brien's do Brasil”, had, on December 31, 2022, a balance of cash and cash equivalents in the amount of R$7,850.

December 31, 2022
Current assets	28,036
Non-Current Assets	461
Total Assets	28,497
Current Liabilities	9,327
Non-Current Liabilities	3,931
Total Liabilities and Shareholders' Equity	13,258
Total identifiable net assets	15,239
50% share	7,620

December 31, 2022

Net operating revenue	20,181
Cost of services provided	(1,689)
Gross profit	18,492
General, administrative and sales	(8,931)
Operating profit before financial result	9,561
Financial result	195
Financial income	195
Current taxes	(2,498)
Net profit	7,258
50% share	3,628

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

7.1. Business combinations

The Group made the following acquisitions from January 1, 2021 to December 31, 2022:

Base date	Target Company	Interest acquired (%)
Jan 2021	JM Serviços Integrados Ltda	70
Jan 2021	Lacerda e Lacerda Serv TR Emerg Amb Ltda	70
Jan 2021	MDTEC Engenharia e Serviços Ltda	100
Feb 2021	Enviroclear Site Services Limited	100
Feb 2021	Orion Environmental Services Ltda	100
Jun 2021	EMS Environmental, Inc	100
July 2021	ControlPar Participações S.A.	70
July 2021	Swat Consulting Inc.	100
July 2021	Professional Emergency Resource Services	100
July 2021	SABI Tech S.A.S - Suatrans Chile	100
Aug 2021	Fênix Emergências Ambientais Ltda	100
Aug 2021	APW Ambiental e Transporte Ltda.	100
Sep 2021	Emerge Hydrovac Inc,	100
Sep 2021	Lynx Creek Industrial & Hydrovac Ltd,	100
Sep 2021	Lehane Environmental & Industrial Services Ltd	100
Jan 2022	Dracares Apoio Marítimo e Portuário Ltda.	51
Jan 2022	Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	51
Jan 2022	RG Consultoria Técnica Ambiental S.A.	51
Feb 2022	First Response Inc	100
Jun 2022	Bioenv Análises e Monitoramento Ambiental Ltda	51
Jun 2022	Ambipar Response Analytical S/A.	51
July 2022	Ambipar Response Fauna e Flora Ltda.	100
July 2022	Graham Utility Hydrovac Services	100
July 2022	Ambipar Response Tank Cleaning S/A	51
Aug 2022	Ridgeline Canada Inc.	100
Nov 2022	Witt O´Briens LLC	100

7.1.1. JM Serviços

In January 2021, the Company acquired 70% of the capital of JM Serviços Integrados Ltda (“JM Serviços”). Founded in 2002, JM Serviços specializes in emergencies in the railway modal and serves the southern region of the country.

7.1.2. Lacerda & Lacerda

In January 2021, the Company acquired 70% of the capital of Lacerda & Lacerda Serviços de Transporte e Emergencies Ambientais Ltda (“Lacerda & Lacerda”). Founded in 1999, Lacerda & Lacerda is specialized in emergency care services, emergency care for chemical products, provision of technical and advisory services in road transport of cargo, provision of cargo removal services with the supply of materials and construction and provision of training and instruction on accident prevention aimed at safety in its various modalities, road transport of dangerous products and waste management in the state of Minas Gerais.

7.1.3. MDTec Engenharia

In January 2021, the Company acquired 100% of the capital of MDTec Engenharia e Serviços Ltda (“MDTec Engenharia”). Founded in 2017, MDTec Engenharia specializes in emergency response services for road ducts.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

7.1.4. Enviroclear

On February 4, 2021, Ambipar Holdings (UK) Limited, entered into a Sale and Purchase Agreement to acquire 100% of the issued and outstanding share capital of Enviroclear Site Services Limited (“Enviroclear”).

Enviroclear was founded in 2000 and its main line of business activity is the total waste management service of all waste streams, including both liquids and solid hazardous and nonhazardous waste streams.

The acquisition consolidates the group’s strategy of forming a service network that manages synergy in the provision of services in an integral way in the units that make up an international expansion of Ambipar Group.

7.1.5. Orion (Canada)

On January 1, 2021, Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Orion Environmental Services Ltd (“Orion”) to acquire 100% of the issued and outstanding share capital.

Orion is a leading supplier of environmental solutions to Western Canada for the past 25 years, providing a wide range of solutions including: Hydro-Vac Units, Track Unit Hydro Vac, Fluid Transportation, Combo Units & Straight Vacs, Semi Vacs and Steam/Pressure Washer Units.

7.1.6. EMS Environmental

On June 25, 2021, Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Environmental Management Services Inc. (“EMS”) to acquire 100% of the issued and outstanding share capital.

EMS, founded in 1979 is an environmental service company specializing in comprehensive wastewater and drinking water utility management.

7.1.7. Controlpar

On February 2, 2021, Emergência Participações S.A. entered into a Sale and Purchase Agreement with the shareholders of ControlPar Participações S.A. (“ControlPar”) to acquire 70% of the issued and outstanding share capital.

Additionally, on February 2, 2021, Emergência Participações S.A. and the shareholders of ControlPar, enter into a Shareholder agreement, in which among others matters, states that the non-controlling shareholders of ControlPar have a put option from January, 2027 to sell their total shares (30%) to Emergência Participações S.A. and Emergência Participações S.A. has a call option from January, 2025 to buy the total shares from the shareholders. Such Shareholder agreement was one and the final precedent conditions to the closing date of the business combination.

ControlPar was founded in 2008 and is a holding company that controlls 6 companies operating with environmental services, focussed on accident prevention, risk assessment and mitigation for environmental damage, such as: Environmental Licensing, Deployment of Environmental Programs, Geotechnology, Aerial Surveys, Oceanography, Hydrography, Computational Modeling, Management Systems (Environmental and Land), Industrial Environment.

7.1.8. SWAT

On July 6, 2021, Ambipar Holdings USA Inc entered into a Sale and Purchase Agreement with the shareholders of SWAT Consulting Inc (“SWAT”) to acquire 100% of the issued and outstanding share capital.

SWAT was founded in 2002 initially as an emergency spill response company, has grown into a multi-disciplinary team of environmental professionals providing innovative environmental services for the energy sector, construction, and transportation industries.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

SWAT specializes in emergency spill response and emergency management, focusing on containment and recovery and management of the full scope of associated assessment, remediation, reclamation, terrestrial and aquatic ecology assessment and management, wildlife handling and management, and wetland assessment scopes.

7.1.9. PERS

On July 30, 2021, Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Arrowdale I, LLC. (“PERS”) to acquire 100% of the issued and outstanding share capital.

PERS was founded in 1989 and is a limited liability company primarily engaged in providing U.S. DOT regulatory compliance services, including providing shipping papers and safety data sheets, hazardous materials training programs and materials, third party administrator services for drug and alcohol testing programs, and after-hours call center for propane service companies, and an after-hour call center for emergency response and incident mitigation information to first responders and government agencies.

7.1.10. SABI

On July 4, 2021, Suatrans Chile S.A. entered into a Sale and Purchase Agreement with the shareholders of SABI Tech S.A.S (“SABI”) to acquire 100% of the issued and outstanding share capital.

SABI has been operating for 17 years in services provision focused on responding to environmental emergencies in the road modal. It has 14 operational bases in Colombia, strategically located on the main routes and in points with a history of accidents.

7.1.11. Fenix Emergências

In August 2021, the Company acquired 100% of the capital of Fênix Emergências Ambientais Ltda (“Fênix”). Founded in 2014, Fênix is specialized in emergency care services, emergency care for chemical products, provision of technical services and advice on road freight transport, provision of cargo removal services with the supply of materials and labor and providing training and instruction on accident prevention aimed at safety in its various modalities, road transport of dangerous products and waste management in the state of Rio de Janeiro.

7.1.12. APW Ambiental

In August 2021, the Company acquired 100% of the capital of APW Ambiental e Transporte Ltda. (“APW Environmental”). Founded in 2000, APW specializes in emergency response services, emergency service for chemicals, provision of cargo removal services with the supply of materials and labor, and road transport of hazardous products and waste management in the state. from Rio de Janeiro.

7.1.13. Emerge

On September 1, 2021, Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Emerge Hydrovac Inc. (“Emerge”) to acquire 100% of the issued and outstanding share capital.

Emerge operates in environmental emergencies and industrial services, focusing on road and industrial modalities. It has 3 operational bases in the states of British Columbia and Alberta, in Canada, offering a wide array of hydrovac services.

7.1.14. Lynx

On September 1, 2021, Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Lynx Creek Industrial & Hydrovac Ltd. (“Lynx”) to acquire 100% of the issued and outstanding share capital.

With 11 years of know-how, Lynx operates in environmental emergencies and industrial services, with a focus on modal, road and industrial. It has an operational base in the state of British Columbia in Canada and has earned 4.5 million Canadian dollars in the last 12 months.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

7.1.15. Lehane

On September 17, 2021, Ambipar Holding Ireland Limited. entered into a Sale and Purchase Agreement with the shareholders of Drain Patrol Environmental & Industrial Services Limited. (“Lehane”) to acquire 100% of the issued and outstanding share capital.

Lehane was founded in 1976 and brings a valuable asset to environmental projects or maintenance activities, by providing multiple services, from Hazardous Waste Disposal, Tank Cleaning to Emergency Response to spills, it eliminates the extra expense associated by using multiple vendors.

7.1.16.Dracares

On March 16, 2022, the Company entered into a purchase and sale agreement to acquire the launched and outstanding 51% of Dracares Apoio Marítimo e Portuário Ltda (“Dracares”).

Founded in 2004, Dracares specializes in offshore and onshore oil spill emergency assistance, operating separately to combat oil spills, scouts for seismic vessels, vessels for environmental data collection and bathymetry. It stands out in the fight against current communication, having 8 operational bases and 13 vessels, being a reference in its segment.

7.1.17.Flyone

On March 18, 2022, the Company entered into a purchase and sale agreement to acquire 51% of the issued and outstanding share capital of Flyone Serviço Aéreo Especializado, Comércio e Serviços Ltda (“Flyone”).

Founded in 2000, Flyone specializes in air services for emergency response to forest fires, operating its own small, medium and large helicopters, ground support vehicles and special equipment. It owns 12 operational bases and 19 of its own aircraft.

7.1.18.RG Consultoria

In March 2022, the Company acquired 51% of the capital of RG Consultoria Técnica Ambiental S.A. (“RG Consulting”). Founded in 2011, RG Consultoria specializes in emergencies in the modal railway and serves the southern region of Mato Grosso.

7.1.19.First Response

On February 2, 2022, Ambipar Holding Canada Inc, entered into a Sale and Purchase Agreement to acquire 100% of the issued and outstanding share capital of First Response Inc (“First”).

Founded in 2007, First Response is a specialist in environmental emergency services with a focus on fire, training, simulations and outsourcing of firefighters and firefighting equipment, being a reference in its segment, has 8 operational bases in Canada, in the states of British Columbia and Alberta.

7.1.20.Ambipar Response Analytical S/A.

On June 29, 2022, the subsidiary Ambipar Response E.S. announced the acquisition of 51% of the capital stock of Ambipar Response Analytical S/A.

Founded in 2008, of Ambipar Response Analytical S/A specializes in environmental analysis and develops several monitoring projects in Brazil, including for companies multinationals. Located in the city of Aracruz/ES, it has a base with equipped analytical laboratories that allow an environmental assessment with quality accredited by CGCRE ISO/IEC INMETRO 17025.

7.1.21.Ambipar Response Fauna e Flora Ltda.

On July, 2022, the subsidiary Ambipar Response E.S. announced the acquisition of 100% of the capital stock of Ambipar Response Fauna e Flora Ltda.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Founded in 1993, the company has among its objectives the Research and development of sciences physical, natural, social and human. It is located in the city of Vitória/ES.

7.1.22.Graham Utility Hydrovac Services

On July, 2022, Ambipar Holding Canada Inc, entered into a Sale and Purchase Agreement to acquire 100% of the issued and outstanding share capital of Graham Utility Hydrovac Services (“Graham”).

Graham specializes in industrial services and emergency services for the highway segment. It is located in Belleville and has a base strategically located 12 kilometers from a navigation channel for the Ontario River, Canada.

7.1.23.Ambipar Response Tank Cleaning S/A

In July 2022, the Company acquired 51% of the capital of Ambipar Response Tank Cleaning S/A (“C-Tank”). C-Tank specializes in emergencies in the modal railway and serves the southern region of Mato Grosso.

C-tank has among its activities the provision of cleaning and maintenance services industrial in general, storage and maintenance of ship cargo tanks. It is located in the city of Niterói, Rio de Janeiro.

7.1.24.Ridgeline Canada Inc.

In August 2022, Ambipar Holding Canada Inc, entered into a Sale and Purchase Agreement to acquire 100% of the issued and outstanding share capital of Ridgeline Canada Inc. (“Ridgeline”).

Ridgeline works with a variety of Site Environmental Assessments and Remediation Strategies that assist in Site Recovery on impacted lands.

7.1.25.Witt O´Briens LLC

On November 2022 the Company entered into a Sale and Purchase Agreement with the shareholders of Witt O’Briens LLC. (“WOB”) to acquire 100% of the issued and outstanding share capital.

WOB is a global industry leader in crisis and emergency management for blue-chip corporate customers and provides advice on developing emergency and resilience programs for the US government sector. Its origin comes from O'Brien Response Management, founded in 1983, which stood out in responding to historic emergencies such as Exxon Valdez, Deepwater Horizon and Hurricanes Katrina and Sandy.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

December 31, 2022:

	First Response	Dracares	Flyone	RG	Analitycal	CTA	Graham	C-Tank	Ridgeline	Witt O’Briens (d)	Total
Assets and liabilities acquired at fair value (a)
Current assets
Cash and cash equivalentes	—	985	3,125	2,843	889	387	2,172	8,866	—	11,139	30,406
Trade and other receivables	13,223	4,249	2,109	907	824	279	2,048	7,262	51,455	480,964	563,320
Inventories	628	2,012	—	—	—	—	—	722	313	—	3,675
Related parties loans	—	—	—	—	—	—	—	—	—	—	—
Other Assets	382	10,079	16,854	243	42	42	—	5,539	25,305	3,531	62,017
Non-Current assets
Deferred taxes	—	—	—	—	—	—	—	—	—	—	—
Other Assets	—	3,642	4,190	—	1,000	1,753	3,709	25	361	840	15,520

Permanent
Investments	—	—	—	—	—	—	—	—	—	6,583	6,583
Property, Plant and Equipment	4,275	20,366	36,657	689	149	3,534	414	6,313	3,534	18,844	94,775
Intangible assets	—	—	4	—	—	—	—	47	15,322	183,620	198,993
Separately Identified Intangibles	—	—	6,385	—	—	—	6,514	—	23,822	356,083	392,804
Intangibles - workforce	—	—	—	—	—	—	—	—	—	24,001	24,001
Added Value of Fixed Assets	—	—	16,865	1,351	—	—	116	—	—	—	18,332

Current liabilities
Trade and other payables	(1,257)	(1,243)	(6,306)	(14)	(19)	(476)	(19)	(1,210)	(29,202)	(78,199)	(117,945)
Loans and Financing	—	(1,787)	(6,716)	(224)	(81)	—	(74)	(397)	—	—	(9,279)
Employee benefits	—	(862)	(123)	(79)	(81)	(270)	413	(1,604)	(127)	(63,183)	(65,916)
Current income tax payable	(216)	(1,429)	(7,073)	(60)	(169)	(592)	(392)	(2,264)	—	(1,379)	(13,574)
Related parties loans	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	(1,502)	(10,351)	(1,466)	(2,071)	(144)	(355)	(4,818)	(4)	(1,711)	(9,013)	(31,435)

Non-current liabilities				—				—
Loans and Financing	—	(2,439)	(7,724)	—	—	(78)	(330)	(836)	(11,353)	—	(22,760)
Other liabilities	—	(61)	(3,841)	—	—	(29)	227	(351)	(2,247)	(7,167)	(13,469)
(-)Deferred taxes on Added Value	—	—	(7,905)	(459)	—	—	(2,254)	—	(8,099)	(129,229)	(147,946)
Attributable to the non-controlling Shareholders of the Group	—	(3,999)	—	—	—	—	—	—	—	—	(3,999)
Total identifiable net assets at fair value	15,533	19,162	45,035	3,126	2,410	4,195	7,726	22,108	67,373	797,435	984,103

Attributable to the Controlling Shareholders of the Group	15,533	9,773	22,968	1,594	1,229	4,195	7,726	11,275	67,373	797,435	939,101
Attributable to the non-controlling Shareholders of the Group	—	9,389	22,067	1,532	1,181	—	—	10,833	—	—	45,002

Total amount of the consideration transferred	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,450	1,450,755
(-) Cash acquired	—	(985)	(3,125)	(2,843)	(889)	(387)	(2,172)	(8,866)	—	(11,139)	(30,406)
(-) Assumed amount of the obligation to pay	(40,907)	—	(25,000)	(10,000)	(803)	(14,620)	(10,387)	(17,850)	(52,915)	(157,827)	(330,309)
Cash paid, net of cash received (b) (c)	28,316	85,699	21,875	7,062	914	9,559	17,109	8,613	81,408	829,484	1,090,040

Primary	—				1,000						1,000
Secondary	69,223	86,684	50,000	19,905	1,606	24,566	29,668	35,329	134,323	998,450	1,449,755
Total amount of the consideration transferred	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,450	1,450,755

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

	First Response		Dracares		Flyone		RG		Analitycal		CTA		Graham		C-Tank		Ridgeline		Witt O’Briens (d)	Total
Determining goodwill from expected future profitability (a)
Total amount of the consideration transferred, Net		69,223		86,684		50,000		19,905		2,606		24,566		29,668		35,329		134,323	998,450	1,450,755
Added Value		—		(3,480)		—		—		—		—		—		—		—	—	(3,480)
Total Net amount of the identifiable net assets acquired and the liabilities assumed attributable to the Controlling Shareholders of the Group		(15,533)		(9,773)		(22,968)		(1,594)		(1,229)		(4,195)		(7,726)		(11,275)		(67,373)	(797,435)	(939,101)
Goodwill paid resulting from expected future profitability		53,690		73,431		27,032		18,311		1,377		20,371		21,942		24,054		66,950	201,015	508,174

Date of acquisition		01/02/2022		16/02/2022		18/03/2022		18/03/2022		28/06/2022		06/07/2022		11/07/2022		26/07/2022		02/08/2022	24/10/2022
		02/2022		01/2022		01/2022		01/2022		06/2022		07/2022		07/2022		07/2022		08/2022	10/2022
Company that acquired control		Ambipar Holding Canadá		Emergência Participações S.A.		Emergência Participações S.A.		Emergência Participações S.A.		Ambipar Response Espírito Santo S.A.		Ambipar Response Espírito Santo S.A.		Ambipar Holding Canadá		Emergência Participações S.A.		Ambipar Holding Canadá	Ambipar Holding USA, INC
Aquisition Value	CAD $	16,625	R$	86,684	R$	50,000	R$	19,905	R$	2,606	R$	24,366	CAD $	7,200	R$	35,000	CAD $	33,000	$184,673
Percentage acquired		100%		51%		51%		51%		51%		100%		100%		51%		100%	100%
(a)	On the acquisition date, even though the Company evaluates the base date of the initial balance sheet of the acquired companies for purposes of determining the allocation of the purchase price and goodwill (discount). These acquisitions have provisional reports. The value of goodwill based on expected future profitability calculated for these acquisitions on December 31, 2022 was in the amount of R$ 508,174, which differ from the reported Goodwill additions in Note 9 of R$ 516,088, which consider goodwill with a functional currency in another jurisdiction, with exchange variation restated at the closing rate.
(b)	The acquisitions with control of the investees were carried out in early January 2022 (1Q2022) and in June 2022 (2Q2022), through a binding agreement with the transfer of control of the investees, while negotiating contractual clauses and the complete transfer of resources resulting from the defined payment installments.
(c)	In 2022, the Group spent BRL 1,090,040, on company acquisitions, as mentioned in the cash flow statement, on investment activities, from business combinations.
(d)	The Company has joint control of O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A., with a 50% voting interest, and, pursuant to contractual agreements, unanimous consent is required between all parties to the agreement for all relevant activities. The joint agreement is structured as a limited liability company and entitles the Company and the parties to the agreement to the net assets of the limited liability company. For this reason, this arrangement is classified as a joint venture.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

December 31, 2021:

		Orion	EMS
	Enviroclear	(Canadá)	Environmental	SABI	SWAT	Controlpar	PERS	Lynx	Emerge	Lehane	Others (c)	Total
Assets and liabilities acquired at fair value (a)
Current assets
Cash and cash equivalentes	1,718	(2,548)	736	72	12,546	6,459	2,033	552	2,206	6,798	3,401	33,973
Trade and other receivables	22,409	11,165	3,916	4,489	1,674	8,338	471	6,230	8,746	6,252	2,055	75,745
Inventories	190	—	—	503	—	236	38	—	—	—	—	967
Related parties loans	—	—	—	—	—	8,933	—	—	—	—	246	9,179
Other assets	983	2,498	63	19	454	9,584	7	—	24	1,927	1,223	16,782

Non-Current assets
Deferred taxes	—	1,133	—	10	—	—	—	—	—	728	—	1,871
Other assets	—	—	48	1,103	4	1,143	—	—	—	—	—	2,298

Investiments	—	—	—	—	—	4,055	—	—	—	—	—	4,055
Property, Plant and Equipment	32,518	39,685	1,041	2,322	3,060	5,787	199	6,024	14,077	24,137	5,933	134,783
Intangible assets	1,572	—	—	3,611	—	1,195	—	—	—	—	—	6,378
Current liabilities
Trade and other payables	(9,269)	(7,377)	(624)	(1,108)	(586)	(2,719)	(5)	(2,533)	(3,300)	(2,070)	(874)	(30,465)
Loans and Financing	(11,857)	(27,550)	—	(2,095)	—	(3,396)	—	(77)	(21)	—	(1,119)	(46,115)
Employee benefits	(1,533)	(524)	—	(856)	—	(3,354)	(360)	(143)	—	—	(257)	(7,027)
Current income tax payable	(3,987)	(2,839)	—	(695)	22	(3,016)	(4)	(865)	(94)	(953)	(4,102)	(16,533)
Related parties loans	—	—	—		—	(122)	—	—	—	—	(239)	(361)
Other liabilities	(10,949)	(1,107)	1	(375)	(36,242)	(2,145)	(124)	(36)	—	(380)	(1,516)	(53,473)

Non-current liabilities
Loans and Financing	(4,699)	(6,906)	—	(3,083)	—	(2,210)	—	(1,849)	(1,860)	—	—	(20,607)
Trade and other payables	(13,230)	(3,492)	—	(945)	(1,644)	(216)	—	(1,809)	(10,581)	—	—	(31,917)
Total identifiable net assets (liabilities) at fair value	3,866	1,538	5,181	2,972	(20,712)	28,552	2,255	5,494	9,197	36,439	4,751	79,533

Net amount of assets acquired and liabilities assumed at fair value:
Attributable to the Controlling Shareholders of the Group	3,866	1,538	5,181	2,972	(20,712)	19,986	2,255	5,494	9,197	36,439	4,301	70,517
Attributable to the non-controlling Shareholders of the Group	—	—	—	—	—	8,566	—	—	—	—	450	9,016

Total amount of the consideration transferred	36,534	72,390	15,006	13,363	23,201	61,946	27,144	18,922	28,300	51,923	43,624	392,353
(-) Cash acquired	(1,718)	2,548	(736)	(72)	(12,546)	(6,459)	(2,033)	(552)	(2,206)	(6,798)	(3,401)	(33,973)
(-) Assumed amount of the obligation to pay	(22,059)	(55,297)	(11,255)	—	(13,598)	(31,946)	(13,572)	(9,461)	(14,150)	(15,588)	(28,745)	(215,671)
Cash paid, net of cash received (b)	12,757	19,641	3,015	13,291	(2,943)	23,541	11,539	8,909	11,944	29,537	11,478	142,709

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

			Orion		EMS
	Enviroclear	(Canadá)		Environmental		SABI		SWAT		Controlpar		PERS		Lynx		Emerge		Lehane	Others (c)		Total
Determining goodwill from expected future profitability (a)
Total amount of the consideration transferred, Net	36,534		72,390		15,006		13,363		23,201		61,946		27,144		18,922		28,300	51,923		43,624	392,353
Net amount of the identifiable net assets acquired and the liabilities assumed attributable to the Controlling Shareholders of the Group	(3,866)		(1,538)		(5,181)		(2,972)		20,712		(19,986)		(2,255)		(5,494)		(9,197)	(36,439)		(4,301)	(70,517)
Goodwill paid resulting from expected future profitability	32,668		70,852		9,825		10,391		43,913		41,960		24,889		13,428		19,103	15,484		39,323	321,836

Date of acquisition	04/02/2021		11/02/2021		25/06/2021		04/07/2021		06/07/2021		29/07/2021		30/07/2021		01/09/2021		08/09/2021	20/09/2021		(c)
	02/2021		02/2021		06/2021		07/2021		07/2021		07/2021		07/2021		09/2021		09/2021	09/2021		(c)
Company that acquired control	Ambipar Holdings UK		Ambipar Holding Canadá		Ambipar Holding USA, Inc.		Suatrans Chile S.A.		Ambipar Holding USA, Inc.		Emergência Participações S.A.		Ambipar Holding USA, Inc.		Ambipar Holding Canadá Inc.		Ambipar Holding Canadá Inc.	Ambipar Holdings UK Limited.		Emergência Participações S.A.
Aquisition Value	£4.649	CAD	15.971	U$	3.000	CLP	1.949.895	U$	4.530	R$	61.946	U$	5.300	CAD	4.407	CAD	6.592	€8.244	R$	43.624
Percentage acquired	100%		100%		100%		100%		100%		70%		100%		100%		100%	100%		Controle
(a)	On the acquisition date, although the Group assesses the base date of the initial balance sheet of the acquirees for the purpose of determining the allocation of the purchase price and goodwill (negative goodwill). These acquisitions have a final report. The goodwill for expected future profitability in 2021 was R$ 321,836 (R$ 178,590 in 2020 and R$ 16,658 on January 1st, 2020).
(b)	In 2021, the Group spent BRL 286,134 on company acquisitions, as mentioned in the cash flow statement, on investment activities, from business combinations.
(c)	The information under “Others” corresponds to the following acquisitions: JM Serviços (at 12/31/2021), Lacerda & Lacerda (at 12/31/2020), MDTec Engenharia (at 01/11/2021), Fenix Emergency (at 08/06/2021) and APW Ambiental (at 08/26/2021).

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

For the ended December 31, 2022 and December 31, 2021, the acquired companies contributed with the following net revenue and profit to the Group’s results.

	Consolidated
	December 31, 2022		December 31, 2021		December 31, 2020
	Net	Profit for	Net	Profit for	Net	Profit for
	Revenue	the year	Revenue	the year	Revenue	the year
First Response Inc	106,978	38,159	—	—	—	—
Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	55,900	2,750	—	—	—	—
Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda	61,430	10,479	—	—	—	—
RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda	9,314	1,596	—	—	—	—
Ambipar Response Analytical S/A.	3,021	693	—	—	—	—
Ambipar Response Fauna e Flora Ltda.	25,080	(5,775)	—	—	—	—
Graham Utility Hydrovac Services	4,209	211	—	—	—	—
Ambipar Response Tank Cleaning S/A	60,484	43,059	—	—	—	—
Ridgeline Canada Inc.	45,468	6,647	—	—	—	—
Witt O´Briens LLC	168,462	18,342	—	—	—	—
JM Serviços Integrados Ltda	—	—	5,813	(3,345)	—	—
Lacerda e Lacerda Serv TR Emerg Amb Ltda	—	—	11,697	6,131	—	—
MDTEC Engenharia e Serviços Ltda	—	—	4,001	512	—	—
Enviroclear Site Services Limited	—	—	41,686	2,238	—	—
Orion Environmental Services Ltd.	—	—	39,074	22,721	—	—
One Stop Environmental, LLC	—	—	—	—	33,398	25,482
IntraCoastal Invironmental, LLC	—	—	—	—	25,482	8,716
	540,345	116,161	102,271	28,257	58,880	34,198

If the above acquisitions had occurred on January 1st, 2022 and January 1st, 2021, management estimates that the consolidated net revenue and profit for the year would have been the following:

	Consolidated
	December 31, 2022	December 31, 2021	December 31, 2020
Net Revenue	1,386,169	160,490	87,530
Profit for the year	243,894	28,298	17,523

In determining these amounts, management has assumed that the fair value adjustments, if any, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2021. The information presented above is not intended to indicate expected results in future years, being only shown for informational purposes.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Non-controlling interest

The shareholders’ equity of the acquired companies, attributed to non-controlling and non-controlling companies, is composed of:

	December 31, 2022
	Valor	%
Dracares	9,389	49
Flyone	22,067	49
RG Consultoria	1,532	49
Bioenv	1,181	49
C-Tank	10,833	49
Total	45,002

The group has chosen to recognise the non-controlling interest at its fair value for these acquisitions. The fair value of the non-controlling interest in Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda, Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda, RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda, Ambipar Response Analytical S/A., Ambipar Response Tank Cleaning S/A, and  all of them unlisted companies, were estimated using the same criteria as to recognize the controlling interest at fair value, which was applying the discounted cash flow method to determine the economic value of each acquirees.

To determine the economic value, the following steps are observed:

a.	Projection of companies’ free cash flow;
b.	Determination of discount rates;
c.	Determination and calculation of goodwill;
d.	Estimate of the perpetuity of the business;

However, there are subjective variables used in the calculations and sometimes reflected in the indexes and rates applied, which significantly affect the value of the business and it is necessary to make this known to the interested parties.

Goodwill

Management considered that most of the acquisitions performed by Response have a purpose of increasing market share and geographical presence. The response segment usually operates with emergency services, where being close to the customers is very important for a good performance of the services. Therefore, goodwill is measured as the excess of the cost of acquisition over the acquirer’s fair value of assets, liabilities and contingent liabilities acquired.

Customer relationship

The Company considered that the customer relationships do not consist of relevant asset for the acquisitions because the acquiree did not present at the acquisition date contracts with customers that present a term long enough or large recurrence of services contracted by a customer that could present significant benefit to the acquirer. Most of the contracts with customers and relationship with customers refer to regional contracts with clients that are located on the geographical area of the acquiree. Aligned with the rationale presented on the section of “Brand” above, the acquirees mostly refers to small entities and have limited capabilities of retaining significant clients. The capability is improved by the acquiree from the moment that Response obtains its control, by applying the processes and skills of Ambipar Group.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Goodwill

The main motivation for the acquisitions of the Company refer to increase of market share on different geographical areas. All the acquisitions identified goodwill on the analyzed transactions. The Company understands that this amount goodwill presented above refers mostly to the expectation of benefits arising from the increase of market share that motivated the purchases.

Workforce

The Company did not identify an asset referring to workforce and work qualifications since the acquirees do not demonstrate competitive advantage on the market. The workers do not have proven specific training, needed for the rendering of the services provided by the acquirees. Also, the high turnover rates contribute for the non-significancy of the workforce on the acquisitions analyzed.

Brand

No asset related to brand was identified in the acquisitions since the acquirees do not disclose massively its brand name on the local media and market so it does not have expressiveness that could significantly contribute generating benefits related to this potential asset.

In addition, the Company has the practice of including the Ambipar Group’s brand to all the acquirees, in order to link the new acquiree to the Ambipar Group and help it to utilize the power of Ambipar’s brand and market recognition to help it improve the operations of the acquiree.

Obligation from acquisition

The payment schedule for obligations due to investment acquisition:

Year of maturity	Consolidated
2023	129,198
2024	88,278
2025	5,950
223,426
Current	129,198
Non-current	94,228

Impairment tests

Goodwill is classified as an asset that has an undefined useful life and must be tested annually and whenever there are indications of possible loss of value. Assets and liabilities are grouped into a single CGU (Cash Generating Unit) which is the Group itself for the purpose of impairment testing, Goodwill was allocated to this single CGU.

Any impairment loss is immediately recorded as a loss in the statement of income and is not subject to a subsequent reversal.

The Group used the value-in-use method to carry out the impairment test. For the entire CGU, a 5-years projection period was considered, with growth in perpetuity, in addition to observing the financial budgets prepared by Management to start the projection of cash flows.

Cash flows were discounted to present value through the application of the rate determined by the Weighted Average Capital Cost (WACC), which was calculated using the Capital Asset Pricing Model (CAPM) method, also considering several components of financing, debt and equity used by the Group to finance its activities.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

As a result of the impairment test, as of December 31, 2022 and December 31st, 2021, and evaluating the scenario that there have been no changes in significant risk variables and the used future cash flow assumptions of the acquired businesses since the last closing of the annual Consolidated Financial Statements, no losses have been identified for the CGU in which the goodwill is allocated.

The recoverable amounts of the CGUs at estimated value were its book value at the amount of R$ 2,128,580 (R$ 891,774 as of December 31, 2021). The Administration that foresees that the two hypotheses of alteration are reasonably possible.

7.2.Movement of joint venture

					Exchange
	Equity on	Transferred	Other	Fiscal Year	variation of	Equity on
	December 31, 2021	consideration	Transactions	Result	investments abroad	December 31, 2022	Joint venture

Joint venture:
O'Brien's do Brasil (a)	—	6,583	(2,342)	3,628	(249)	7,620	7,620
(a)	See the joint venture (joint venture) as described in Note 7;

8. Property, plant and equipment

(a) Breakdown and changes

Changes in property, plant and equipment are as follows:

	December 31, 2022
			Machinery and	IT	Furniture and		Leasehold	Works in
	Buildings	Facilities	equipment	equipment	fixtures	Vehicles	improvements	progress	Vessels	Aircraft	Total
Cost
Opening balance	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	—	560,966
Transfers	6,048	97	(22,914)	(950)	507	(8,094)	21,109	(31,180)	4,473	(30)	(30,934)
Additions	2,268	96	75,884	3,137	2,251	90,168	10,894	30,631	642	17,335	233,306
Write-offs	(1,531)	—	(14,254)	(2,304)	(116)	(10,856)	(969)	(9,871)	(3,821)	—	(43,722)
Initial purchase amount	1,707	—	14,956	13,048	863	10,456	541	4,667	19,341	39,887	105,466
Business combination (*)	15	—	4,304	26	61	1,785	—	—	5,837	16,422	28,450
Exchange-rate change	(2,403)	—	(15,699)	(714)	(472)	(21,448)	(337)	(3)	(323)	—	(41,399)
Balance	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Accumulated depreciation
Opening balance	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,288)	—	(963)	—	(264,570)
Transfers	(3,875)	—	14,434	229	(157)	(3,821)	(66)	—	—	9	6,753
Depreciation	(2,696)	(31)	(22,120)	(1,390)	(1,168)	(31,784)	(4,942)	—	(960)	(3,645)	(68,736)
Write-offs	919	—	12,829	1,085	260	6,798	955	—	604	—	23,450
Initial purchase amount	(53)	—	(2,950)	(7,194)	(212)	(4,544)	(246)	—	(4,590)	(5,419)	(25,208)
Business combination (*)	(1)	—	(92)	(5)	(2)	(116)	—	—	(292)	(1,369)	(1,877)
Exchange-rate change	2,368	—	14,586	441	472	15,958	257	—	54	—	34,136
Balance	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)

Cost	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Depreciation and amortization	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)
	17,527	327	155,724	8,813	4,170	167,423	32,136	40,685	26,086	63,190	516,081

(*)purchase of investees conforms informed in note 7.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

	December 31, 2021
			Machinery and	IT	Furniture and		Leasehold	Works in
	Buildings	Facilities	equipment	equipment	fixtures	Vehicles	improvements	progress	Vessels	Other	Total
Cost
Opening balance	1,566	153	88,963	3,185	3,561	70,905	6,631	4,562	5,132	2	184,660
Transfers	—	—	—	—	—	—	—	—	—	—	—
Additions	63	1	32,915	1,290	210	35,742	186	41,822	818	—	113,047
Write-offs	(2,638)	(366)	(10,379)	(252)	(117)	(5,912)	—	(75)	(20)	(2)	(19,761)
Business combination (*)	20,163	441	84,795	2,276	3,192	165,078	3,255	132	—	—	279,332
Exchange-rate change	1,558	—	1,690	4	269	(143)	156	—	154	—	3,688
Balance	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	—	560,966
Accumulated depreciation
Opening balance	(1,091)	(44)	(52,829)	(1,404)	(2,917)	(30,557)	(1,487)	—	(1,623)	(2)	(91,954)
Depreciation	(756)	(17)	(15,532)	(785)	(330)	(32,548)	(1,418)	—	(201)	—	(51,587)
Write-offs	18	416	12,176	252	47	11,580	108	—	960	2	25,559
Business combination (*)	(4,238)	(419)	(42,688)	(1,156)	(1,789)	(91,891)	(2,369)	—	—	—	(144,550)
Exchange-rate change	116	—	(2,351)	(6)	(243)	667	(122)	—	(99)	—	(2,038)
Balance	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,288)	—	(963)	—	264,570

Cost	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	—	560,966
Depreciation and amortization	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,288)	—	(963)	—	(264,570)
	14,761	165	96,760	3,404	1,883	122,921	4,940	46,441	5,121	—	296,396

(*)purchase of investees conforms informed in note 7.

(b) Rates of depreciation

The depreciation rates are as follows:

		Annual
	Useful life	weighted
Assets	(in years)	average rate (%)
Aircrafts	10	10.00
Leasehold improvements	3–25	15.43
Buildings	10–25	4.13
Vessels	5–20	8.88
Tools	4–10	12.50
Equipment	2–10	22.88
Facilities	3–10	11.43
Software license	5	20.00
Machinery and equipment	3–20	14.97
Machinery and equipment – fleets	3–10	10.00
Furniture and fixtures	3–10	13.91
Software	5	20.00
Vehicles	3–10	19.69
Vehicles – Fleet	2–10	20.71

(c)Relevant maintenance costs

The Company owns an investment in a subsidiary of the aviation industry, which performs relevant maintenance on property, plant and equipment at regular intervals during its economic useful life. These maintenances are performed to restore or maintain the original performance standards foreseen by the suppliers and represent the only alternative for the use of the asset until the end of its useful life. For such maintenance, entities stop the operations of the asset or group of assets for a certain period of time and generally incur the following main expenses:

a) Main components and parts;

b) Own services or services contracted from third parties for the replacement of components and parts;

c) Own or outsourced services for relevant maintenance and cleaning; and

d) Fixed plant costs during the maintenance period, inventory losses, etc.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

(d) PPE held as collateral

As of December 31, 2022, the amount of R$ 119,707 (R$ 66,331 as of December 31, 2021) is represented by the property, plant, and equipment in the vehicle classes (primarily represented by trucks), machinery, appliances, and equipment, which are the guarantees of the respective financing in the FINAME and Lease liabilities modality.

(e) Impairment

Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value. This evidence is detected and the net book value exceeds recoverable value, a provision for impairment is recognized to adjust net book value to the recoverable value.

The recoverable value of an asset is defined as the lower of its book value and its value in use. The value-in-use calculation is based on the discounted cash flow model, considering a single CGU that is the Group itself. The business growth assumptions are based on the annual budget for 2022 and the long-term projections of its subsidiaries. Estimated future cash flows were discounted at the rate equivalent to average weighted cost of capital. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

In percent	%
Discount rate	24.13
Terminal value growth rate	3.2

The discount rate was a post-tax measure estimated based on the historical industry average weighted-average cost of capital.

Estimated EBITDA was projected considering histories and forecasts as follows:

●	CGU’s revenues include service provision. Revenue growth was projected considering economic recovery and price increases/decreases based on inflation estimates;
●	Operating costs and expenses were projected considering the historical performance of the CGU and the trends in personnel cost readjustments and investments in the structure; and
●	Capital expenditures were estimated considering the maintenance of existing infrastructure, machinery, equipment, and vehicles for continuous operation and compliance with client contracts.

For the ended December 31, 2022 and the year ended December 31, 2021, the estimated value in use exceeded the carrying amount.

(f) Leasehold improvements

Leasehold improvements comprise improvements made on third party properties and are substantially related to the lease liabilities agreement for the use of properties in Nova Odessa/SP and the Group’s headquarters in São Paulo/SP with a related company of the Group, which owns the property, for a period of five years, signed in 2021.

(g) Right-of-use assets

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

	Opening								Net value on
	balance on	New		Exchange-	Business			Accumulated	December 31st,
	January 1st, 2022	agreements	Transfers	rate change	Combination	Depreciation	Cost	depreciation	2022
Right-of-use	35,225	32,590	18,350	(1,933)	14,610	(30,567)	129,670	(61,395)	68,275
	35,225	32,590	18,350	(1,933)	14,610	(30,567)	129,670	(61,395)	68,275

	Opening								Net value on
	balance on	New		Exchange-	Business			Accumulated	December 31st,
	January 1st, 2021	agreements	Transfers	rate change	Combination	Depreciation	Cost	depreciation	2021
Right-of-use	10,075	21,280	4,643	3,831	3,852	(8,456)	55,986	(20,760)	35,225
	10,075	21,280	4,643	3,831	3,852	(8,456)	55,986	(20,760)	35,225

They mainly refer to properties (including administrative offices, regional offices, service bases, warehouses, training center) and fleets that are leased from third parties and for conducting the Company’s business and its subsidiaries in various locations in the country. Since April 2020, the lease agreement with related parties for the properties in Nova Odessa/SP and the Company’s headquarters in São Paulo/SP has started, which follow market conditions.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

9. Intangible assets

(a) Breakdown and changes

Changes in intangible assets are as follows:

		December 31, 2022
	Trademarks and		Client			Non
	patents	Software	portfolio	Goodwill	Know-how	Compete	Total
Cost
Opening balance	2,315	9,353	2,074	585,746	—	—	599,488
Transfers	(3,884)	(1,327)	3,724	(17,510)	—	—	(18,997)
Additions	—	1,276	—	516,088	—	—	517,364
Write-offs	(3,847)	(2,801)	(182)	—	—	—	(6,830)
Business combination(*)	12,238	33,141	—	154,122	—	—	199,501
Fair value added value	30,405	—	340,303	24,001	10,237	2,895	407,841
Exchange-rate change	(647)	(1,739)	(285)	(70,145)	—	—	(72,816)
Closing balance	36,580	37,903	345,634	1,192,302	10,237	2,895	1,625,551
Accumulated amortization
Opening balance	—	(3,892)	(218)	—	—	—	(4,110)
Transfers	—	1,356	—	—	—	—	1,356
Additions	—	(848)	(69)	—	—	—	(917)
Write-offs	—	811	—	—	—	—	811
Business combination	—	(509)	—	—	—	—	(509)
Fair value added value	(1,248)	—	(6,618)	—	(1,775)	(291)	(9,932)
Exchange-rate change	9	176	64	—	—	—	249
Closing balance	(1,239)	(2,906)	(6,841)	—	(1,775)	(291)	(13,052)
Cost	36,580	37,903	345,634	1,192,302	10,237	2,895	1,625,551
Accumulated amortization	(1,239)	(2,906)	(6,841)	—	(1,775)	(291)	(13,052)
	35,341	34,997	338,793	1,192,302	8,462	2,604	1,612,499

(*) On July 11, 2014, the subsidiary Witt O'Briens acquired the controlling stake in Witt O'Brien's, a global leader in preparedness, crisis management and disaster response and recovery, through the acquisition of a stake in 45.8% of its partner for $35.4 million in cash. The Company performed a fair value analysis and the purchase price was allocated to the acquired assets and liabilities based on their fair values, resulting in US$48.1 million of recorded goodwill. In October 2016, Witt O'Brien's announced the launch of a strategic growth program to focus on core services, eliminating non-core and lower margin businesses. Witt O'Brien's core services include providing resiliency solutions to key areas of critical infrastructure, including but not limited to government, energy, transportation, healthcare, and education, in the United States and abroad. Witt O'Brien's protects and enhances its customers' business value by strengthening their ability to prepare for, respond to and recover from natural and man-made disasters, including hurricanes, infectious diseases, terrorism, cyber breaches, oil spills, incidents browsing and other interruptions. Operations scheduled for disposal include a government relations unit, the Company's operations in Europe (mainly the UK), software products and an insurance unit. As a result of the restructuring, during the year ended December 31, 2016, Witt O'Brien's identified indicators of impairment for some of its intangible assets and goodwill, resulting in impairment charges of US$29.6 million. The estimates and assumptions used by the Company for its annual goodwill impairment test are typically developed as part of the Company's routine business planning and forecasting process. Although the Company believes that its assumptions and estimates are reasonable, the Company's actual performance in relation to its estimates may produce different results and lead to additional impairment losses in future periods.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

		December 31, 2021
	Trademarks and		Client			Research and
	patents	software	portfolio	Goodwill	Know-how	development	Total
Cost
Opening balance	1,087	2,454	351	222,319	—	221	226,432
Transfers	—	—	—	—	—	—	—
Additions	139	1,683	—	347,453	—	—	349,275
Write-offs	—	(455)	—	—	—	(232)	(687)
Business combination	1,089	5,594	1,800	—	—	—	8,483
Exchange-rate change	—	77	(77)	15,974	—	11	15,985
Closing balance	2,315	9,353	2,074	585,746	—	—	599,488
Accumulated amortization
Opening balance	—	(1,615)	—	—	—	(210)	(1,825)
Transfers	—	—	—	—	—	—	—
Additions	—	(120)	—	—	—	—	(120)
Write-offs	—	—	—	—	—	219	219
Fair value added value	—	(1,877)	(228)	—	—	—	(2,105)
Exchange-rate change	—	(280)	10	—	—	(9)	(279)
Closing balance	—	(3,892)	(218)	—	—	—	(4,110)
Cost	2,315	9,353	2,074	585,746	—	—	599,488
Accumulated amortization	—	(3,892)	(218)	—	—	—	(4,110)
	2,315	5,461	1,856	585,746	—	—	595,378

	December 31,	December 31,
Carrying amounts	2022	2021
Indefinite life	1,227,643	588,061
Definite life	384,856	7,317
	1,612,499	595,378

(b) Rates of amortization

The amortization rates are as follows:

		Annual
	Useful life	amortization
Assets	(in years)	rate (%)
Trademarks and patents (*)
Right-of-use of software	5	20%
Research and development	2	50%
Goodwill (*)
Client portfolio	2	50%
Workforce	5	20%
Non Compete	5	20%
(*) Undefined useful life

(c) Impairment

Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value described in the note 8 (e).

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

10. Loans and financing

10.1. Breakdown

			December 31, 2022		December 31, 2021
	Financial
	charges – %			Non-		Non-
Description	p,a, (*)	Maturity	Current	current	Current	Current
Working capital	0.68 + CDI and 6,36	March 2027	39,103	558,608	44,181	44,792
Investment financing	14.04	December 2027	25,329	83,375	14,973	46,028
Financial leases liabilities	13.95	September 2027	3,224	7,779	1,601	3,729
			67,656	649,762	60,755	94,549
(*)	Effective weighted average annual cost of interest on December 31, 2022.

10.2. Description

(i)	Working capital:

National subsidiaries

Working capital operations are pre-fixed at a weighted average rate of 0.68% p.a. plus 6.36% CDI, and mature from January 2023 to March 2027;

Subsidiaries abroad

In August 2022, Ambipar Holding USA, subsidiary of Emergência Participações S.A., entered into a loan agreement in US dollars in the amount of USD 90,000 thousand with the financing agent ITAU BBA International PLC, with interest of 6.36% p.a. with payment of the principal on September 13, 2027 and, payment of interest in 9 (nine) installments from March 2023 and September 2023 consecutively.

(ii)Investment financing (FINAME):acquisition of heavy vehicles and machinery used for the operations of the subsidiaries. The contracts have a fixed rate with a weighted average of 14.04% p.a., with monthly amortization and the last installment due in December 2027; and

(iii)	Financial: fixed-rate contracts with a weighted average of 13.95% p.a., monthly amortization and the last installment due in September 2027.

10.3. Reconciliation of movements of liabilities to cash flows arising from financing activities

Balance at January 1st, 2022	155,304
Borrowing	446,870
Interest expense	27,329
Principal paid	(63,985)
Interest paid	(12,126)
Business Combination	32,040
Cash for asset acquisition – non-cash event	138,834
The effect of changes in foreign exchange rates	(6,848)
Balance at December 31, 2022	717,418

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Balance at January 1st, 2021	73,691
Borrowing	50,620
Interest expense	7,454
Principal paid	(52,152)
Interest paid	(5,985)
Business Combination	59,456
Cash for asset acquisition – non-cash event	19,818
The effect of changes in foreign exchange rates	2,402
Balance at December 31, 2021	155,304

Loan and financing agreements do not have restrictive clauses.

10.4. Payment schedule of installments of non-current liabilities

	December 31,	December 31,
Year of maturity:	2022	2021
2023	—	33,264
2024	59,026	28,137
2025	58,229	23,743
2026	44,016	9,405
2027	489,449	—
2028	6,492	—
	657,212	94,549

Funding cost (non-current)	(7,450)	—
	649,762	94,549

10.5. Guarantees

Financing with FINAME funds is guaranteed by the financed assets and was raised essentially for the creation of a vehicle fleet for the subsidiaries’ operations. This financing occurs through accredited financial institutions, for the production and acquisition of new machines and equipment, nationally manufactured, accredited in the Brazilian Bank for Economic and Social Development (BNDES).

Working capital loans are guaranteed by the Group’s shareholders’ guarantees.

11.Debentures

11.1.  Breakdown

	Financial		Current		Non Current
Description	charges - % p,a,	Mature	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Debentures	CDI + 2.65 and 3.5	September 2028	84,187	—	516,533	—
			84,187	—	516,533	—

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

11.2.  Payment schedule of installments for non-current liabilities

Year of maturity:	December 31,
2022
2023	—
2024	55,250
2025	117,750
2026	117,738
2027	117,756
2028	117,756
Total	526,250

Funding cost (long term)	(9,717)
516,533

(*)For the year of maturity, the Company considers the period from December 2022 to December 2023 as current, and so on for other years in the segregation of non-current.

11.3.  Description of debentures

Emergência Participações S.A.

1st issue of debentures

On February 23, 2022, the members of the Company's Board of Directors at the Extraordinary General Meeting resolved and approved the 1st issue of simple, non-convertible debentures, of the unsecured type, with additional personal guarantee, in a single series, in the amount of BRL 335,500. The funds were raised to finance the expansion of the Group's business.

The debentures have final maturity in January 2028, the payment of principal will be made in 4 annual installments, the first being in July 2024 and interest will be paid semi-annually, with the first payment in January 2023.

2nd issue of debentures

On September 20, 2022, the Company carried out the 2nd issue of simple debentures, non-convertible into shares, of the unsecured type, with an additional fiduciary guarantee, in a single series, in the amount of R$ 250,000.00. The funds were raised to finance the expansion of the Group's businesses.

As the debentures have final maturity in September 2028, the principal payment will be made in 4 annual installments, the first in September 2025 and interest will be paid semi-annually, with the first payment in March 2023.

11.4.  Contractual restrictions and covenants

The Company has certain obligations, including compliance with financial indices (covenants). They are basically linked to the Net Debt / EBITDA* compliance ratio, which must be measured every six months by the Company.

In addition, the Company must notify in advance of incorporation, merger, spin-off or corporate reorganization, liquidation, extinction or dissolution, capital reduction, distribution of dividends above the mandatory minimum or any transfer of assets of the Company and its subsidiaries, as well as an entry with a request for judicial recovery.

As of December 31, 2022, there were no events that could lead to breach of contract.

(*) EBITDA: or EBITDA, refers to earnings before financial results, income tax and social contribution and depreciation and amortization, considering the accumulated pro forma result, with the results under the control of the pro forma Group.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

12. Trade and other payables

	Current
	December 31, 2022	December 31, 2021
Trade payables – supply chain financing arrangement - domestic operations	10,562	1,145
Trade payables – supply chain financing arrangement - foreign operations	136,049	38,428
	146,611	39,573

13. Tax payable

13.1. Current income tax and social contribution payable

	December 31, 2022	December 31, 2021
Income tax	10,182	6,490
Social contribution	2,816	382
	12,998	6,872

13.2. Other tax payable

	December 31, 2022		December 31, 2021
		Non-		Non-
	Current	current	Current	current
PIS	1,669	—	668	—
COFINS	7,675	—	3,075	—
ICMS	173	—	75	—
ISS	1,111	—	583	—
IVA	18,098	—	8,433	—
Other taxes	3,561	818	4,331	—
Reassessment tax	745	7,168	13	4,065
IRRF	687	—	500	—
	33,719	7,986	17,678	4,065

13.3. Reassessment tax

Balance of installment payments as of December 31, 2022

The balance of installments as of December 31, 2022, comes basically from subsidiaries, and is composed as follows:

	December 31, 2022		December 31, 2021
	Current	Non-current	Current	Non-current
Simples National	6	1,168	—	1,285
Social Security - PGFN	—	296	—	328
Other PGFN debits	560	4,978	—	2,056
Social Security - RFB	54	428	—	139
Other RFB debits	—	63	—	—
Installment payment - INSS	83	—	13	124
PIS installment payment	—	13	—	20
COFINS Installment	—	90	—	94
Installment payment - IRRF	—	11	—	13
ISS installment payment	—	64	—	—
Other	42	57	—	6
	745	7,168	13	4,065

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

14. Leases liabilities

14.1. Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 8 (g)).

14.2. Leases liabilities

		Unwinding
		interest from	Net lease
	Lease liabilities	lease agreements	liability
Opening balance as of January 1st, 2022	36,613	(4,946)	31,667
Additions	35,752	(3,162)	32,590
Business combination	15,908	(1,298)	14,610
Payments - Principal	(32,802)	—	(32,802)
Interest payment	(2,363)	(37)	(2,400)
Interest appropriation	—	4,183	4,183
Exchange-rate change	(783)	(6)	(789)
Balance at December 31, 2022	52,325	(5,266)	47,059
Current	16,700	(2,289)	14,411
Non-current	35,625	(2,977)	32,648

		Unwinding interest
		from lease
	Lease liabilities	agreements	Net lease liability
Opening balance as of January 1st, 2021	10,070	(1,129)	8,941
Additions	25,414	(4,133)	21,281
Business combination	4,716	(864)	3,852
Payments - Principal	(6,820)	—	(6,820)
Interest payment	(573)	—	(573)
Interest appropriation	—	1,180	1,180
Exchange-rate change	3,806	—	3,806
Balance at December 31, 2021	36,613	(4,946)	31,667
Current	11,599	(1,964)	9,635
Non-current	25,014	(2,982)	22,032

It is due to the lease liability, measured at the present value of lease payments expected until the end of the contract, projected at the real rate and discounted at the nominal rate, considering possible renewals or cancellations. Lease liabilities are recorded under “Lease liabilities” — in current and non-current liabilities.

The lease payments maturity analysis was settled out in note 3.22.1 showing the undiscounted lease payments to be received after the reporting date.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

15. Provision for contingencies and judicial deposits

15.1. Breakdown

As of December 31, 2022, and December 31, 2021, the subsidiaries had the following liabilities, and corresponding judicial deposits, related to contingencies:

	December 31, 2022		December 31, 2021
	Judicial	Provision for	Judicial	Provision for
	deposits	contingencies	deposits	contingencies
Probable contingencies:
Labor and social security contingencies	826	607	147	181
	826	607	147	181

The Group is a party to labor, social security and civil lawsuits and has been discussing these matters in both the administrative and judicial scopes and, when applicable, said lawsuits are mostly backed by appeal-related judicial deposits.

The respective provisions for contingencies were set up considering the estimates made by the legal advisors, for lawsuits whose likelihood of loss in the respective outcomes was assessed as ‘probable’.

Company Management believes that resolving these issues will not have an effect significantly different from the provisioned amount.

15.2. Rollforward of provision for contingencies

Changes in provision for contingencies as of December 31, 2022, and December 31, 2021 are as follows:

Consolidated
(=) Balance at January 1st, 2021 (combined)	546
(+) Provisions made during the year	63
(-) Provisions reversed during the year	(26)
(-) Provisions used during the year	(402)
(=) Balance at December 31, 2021 (consolidated)	181
(+) Provisions made during the year	518
(-) Provisions used during the year	(92)
(=) Balance at December 31, 2022 (consolidated)	607

15.3. Descriptions of contingencies

Labor and social security contingencies refer to lawsuits filed by former employees linked to funds arising from the employment relationship and to various claims for damages.

Civil claims refer to lawsuits filed by former suppliers and partners related to compensation for property damages arising from the commercial relationship that existed with the Group’s companies.

On December 31, 2022, Management reassessed the criteria for provision for labor contingencies considering the risk of loss in each lawsuit and started recorded the estimated amount of probable loss in each request made in the lawsuits.

The Group has labor contingencies classified as a possible loss as of December 31, 2022, in the amount estimated by its legal advisors of R$ 1,000 (as of December 31, 2021, in the amount of R$ 1,517).

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

16. Related parties

16.1. Breakdown

The transaction with related parties in the Response Group was carried out under the following conditions:

	Consolidated
	December 31,	December 31,
	2022	2021
Assets:
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	4,500	4,508
Ambipar Environment Reverse Manufacturing S.A.	34	622
Ambipar R&D Pesquisa e Desenvolvimento Ltda	43	48
Ambipar Logísticas Ltda	1,815	14,477
Environmental ESG Participações S.A.	9,095	532
Ambipar Eco Products S.A.	2,229	2,261
Ambipar Workforce Solution Mão de Obra Temp. Ltda	6,078	5,759
Ambipar Environmental Solutions - Soluções Ambientais Ltda	1,154	5,037
Ambipar Environment Waste Logistics Ltda	943	1,352
Amazon Resíduos Ltda	—	127
Disal Perú S.A.C	—	3
Ambipar Insurance - Corretora de Seguros LTDA	42	—
Ambipar Coprocessing Ltda	2	—
Disal Chile Servicios Integrales Ltda	49	—
Ambipar Bank Intermediação de Negócios, Pagamentos e Participações S.A.	196	—
	26,180	34,726
Liabilities:
Dividends payable:
Controlling shareholder	69,509	31,154
Non-controlling shareholders	7,400	315
	76,909	31,469
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	703,165	470,824
Ambipar Eco Products S.A.	2,212	240
Ambipar Environment Waste Logistics Ltda	1,088	1,088
Ambipar Environmental Solutions - Soluções Ambientais Ltda	1,332	61
Environmental ESG Participações S.A.	9,731	9,595
Disal Chile Sanitarios Portables Ltda	199	340
Gestión de Servicios Ambientales S.A.C.	165	13
Ambipar R&D Pesquisa e Desenvolvimento Ltda	58	—
Ambipar Logístics Ltda	2,014	—
Ambipar Green Tech Ltda	19	—
Ambipar Compliance Solutions S.A.	3	—
Ambipar Environmental Centroeste S.A.	4	—
Ambipar Worforce Solution Mão de Obra Temporária Ltda	5,578	—
Ambipar Environment Reverse Manufacturing S.A.	1	—
Brasil Coleta Gerenciamento de Resíduos Ltda	700	—
Ambipar Bank Intermediação de negócios, pag e Part S.A.	43,523	—
	769,792	482,161

Remuneration of key personnel	35,263	7,631

The remuneration of key personnel is recorded in profit or loss under employee benefits.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Loans

They comprise checking account transactions carried out exclusively between wholly owned subsidiaries of the Group’s parent company, Ambipar Participações, i.e., subsidiaries over which the parent company has full control. These transactions, whose contracts are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar Group.

	December	December	December
	31, 2022	31, 2021	31, 2020
Statement of income (business transactions)
Net Revenues
Disal Chile Sanitarios Portables Ltda,	24	47	51
Ingeniería en Sanitización S.A.	—	—	1
Ingeclean Perú SAC	—	—	7
Gestión de Servicios Ambientales SAC	—	—	50
Inmobiliaria e Inversiones D&G Ltda,	—	—	28
	24	47	137
Costs
Disal Chile Sanitarios Portables Ltda,	—	—	(14)
Ingeniería en Sanitización S.A.	—	—	—
Gestión de Servicios Ambientales SAC	—	—	(191)
Inversiones Algarrobo S.A.	—	—	(296)
	—	—	(501)

Net Income (loss)	24	47	(364)

Commercial transactions

Related parties linked to the Chilean non-controlling shareholder, which has strictly business transactions, i.e., entered into for the purpose of providing environmental services, leases, as well as providing emergency response services. For the execution of such transactions, the commercial conditions of the local market are followed.

Shared costs between companies

Part of the amount payable to the parent company Ambipar Participações comes from the sharing of costs of the shared office (Centro de Soluções Compartilhadas — CSC) that is distributed among companies in Brazil according to the revenue of each company in relation to the Group.

16.2. Remuneration of key personnel

The remuneration of all directors of the group that corresponds to short-term benefits was R$ 35,263 in December 2022 (R$ 7,631 on December 31, 2021 and R$ 8,060 on December 31, 2020).

Benefits, such as vehicle use, reimbursement, travel, and others, are granted to officers, in December 2022, these benefits totaled R$ 833 (R$ 172 on December 31, 2021 and R$ 199 on December 31, 2020).

In 2021, no long-term benefits, termination of employment contracts or share-based remuneration were paid.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

17. Shareholders’ equity

In the context of the Consolidated Financial Statements, the accounts comprising equity (capital, capital reserve, income reserve, equity adjustments, among other) usually are not significant.

Therefore, the statements of changes in equity of this Consolidated financial information include only two items named equity attributed to controlling interests and noncontrolling interests.

17.1. Capital

Authorized capital

The Company authorized share capital consists of (in) a limited number of voting shares and (iii) a limited number of ordinary shares.

The subscribed and paid-in share capital of the Company is represented by 261,920,439, in the amount of R$261,920 (261,920,439 share capital on December 31, 2021).

On December 31, 2020, the parent company Ambipar Participações signed with the Company a private instrument of Advance for Future Capital Increase (AFAC), in the amount of R$176,000, which refers to the corporate restructuring of the Group, to which the contracting parties attributed irrevocable and irreversible character.

In accordance with the agreement between Ambipar Participações and the Company, AFAC was converted into the share capital of Emergência Participações in January 2021, with the issue of 176,000,000 shares.

On October 5, 2021, the company approved a capital increase of R$ 49,021, with the issuance of 49,021,522 new common shares that were paid in through the transfer of all the shares of the capital stock of the investment in Ambipar Response Limited and Ambipar Howells Consultancy Limited.

17.2. Group reorganization

In 2021, the Group did a reorganization and had 100% of the capital stock of which held the control of investees: Ambipar Holding USA, Ambipar Holding Canada, Ambipar Holding UK, Ambipar Holding Ireland and Inversiones Disal which were part of the group and resulted in an impact of $326,056 in the Group’s equity, (See Note 1.2).

17.3. Profit reserves

Legal reserve

The legal reserve is set up annually by the allocation of 5% of net income for the year and may not exceed 20% of the Company’s capital.

The purpose of the legal reserve is to guarantee that the capital is paid up and it is used solely to offset losses and increase capital.

Unrealized profit reserve

The unrealized profit reserve is represented by undistributed profits, due to equity in earnings not realized in its investees. See below destination events to that unrealized profit reserve:

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Approval of 2021 profit allocations

On April 30, 2022, management approved at the Ordinary General Meeting (AGO) the retention of net income for the year, after the constitution of the legal reserve and the minimum mandatory dividend, as "Unrealized Profits Reserve" in the amount of R$93,406, which may be realized when profits attributable to the result of equity investments are realized, for example, by receiving dividends from subsidiaries and joint ventures.

In 2022, the Company approved the payment of R$31,154 as mandatory minimum dividend.

As a result of the above, the Company's net income was distributed as follows:

December 31, 2021
Net income for the year	131,116
Destination of the legal reserve (5%)	(31,154)
Distribution of income for the year	(6,556)
Appropriation in unrealized profit reserve	93,406

Approval of 2022 profit allocations

On April 28, 2023, management will propose at the Annual Shareholders’ Meeting (AGO) the retention of the net income for the year, after the constitution of the legal reserve and the minimum mandatory dividend, as “Unrealized Profits Reserve” in the amount of R$ 115,063, which can be realized when the profits attributed to the result of equity investments are realized, for example, with the receipt of dividends from subsidiaries and joint ventures.

In fiscal year 2023, the Company will distribute dividends in the amount of R$ 38,355, as the mandatory minimum dividend for fiscal year 2022, without the need for a supplementary resolution.

As a result of the above, the Company’s net income was distributed as follows:

December 31, 2022
Net income for the year	161,493
Destination of the legal reserve (5%)	(38,355)
Distribution of income for the year	(8,075)
Appropriation in unrealized profit reserve	115,063

17.4. Earnings per share

As a result of the corporate reorganization of Ambipar Participações e Empreendimentos S.A. that occurred in 2020, the Company presents these consolidaded financial statements considering Emergencia Participações S.A. as the ultimate parent company of the Group since January 1, 2021. The weighted average of the shares used to calculate the earnings per share represents the movement of the shares of Emergencia Participações S.A. in the respective exercises.

Basic

Basic earnings per share are calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of shares issued during the year, excluding those shares bought by the Company and held as treasury shares. Any dividends of preferred shares and any premiums paid upon the issue of preferred shares during the year are deducted from the income attributed to the parent company’s shareholders.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

		December	December
Earning per share	December 31, 2022	31, 2021	31, 2020
Earnings per share operations attributable to shareholders of the parent company before deductions	187,874	138,142	66,054
Number of ordinary shares	261,920,439	48,615,599	36,898,917
Basic earnings per share (in Reais)	0.72	2.84	1.79
Diluted earnings per share (in Reais)	0.72	2.84	1.79

Diluted

As of December 31, 2022, the Company does not present dilution of common shares.

17.5. Accumulated translation adjustment

It substantially refers to exchange variation on foreign investees and goodwill paid on the acquisition of businesses in other countries, whose functional currencies are different from the Company and its subsidiaries.

17.6. Capital transaction

On June 28, 2021, Emergências Participações S.A. acquired 100% of the shares of Inversiones Disal Emergencias S.A. (“Inversiones Disal Emergencias”). Inversiones Disal Emergencia is a holding company with a direct interest of 50% on Suatrans Chile S.A. and, after this transaction, the total interest of Response Group on Suatrans Chile S.A. is 100%.

Response
Inversiones Disal
Emergencias
Assets and liabilities acquired at fair value (*)
Cash and cash equivalents	1,005
Other assets	25,650
Other liabilities	(326)
Total identifiable net assets	26,329
Total amount of consideration transferred	144,430
(-) Cash acquired	(1,005)
(-) Assumed value of the obligation to pay	—
Cash paid, net of cash received/receivable	143,425

Determination of goodwill(*)
Total amount of consideration, net	144,430
Total identifiable net assets	(26,329)
Goodwill paid on expected future profitability	118,101
Date of additional acquisition	06/28/2021
Company that acquired control	Emergência Participações S.A.

Value of acquisition	US$26,185 (thousand)
Percentage acquired	99.99%

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

18. Segment reporting

Segment information is presented geographically as required by entity wide disclosures under IFRS 8.

(i) Segment net revenue by region

	December	December	December
	31, 2022	31, 2021	31, 2020
Net Revenue
Brazil	534,113	210,397	156,250
Latin America (Other than Brazil)	186,156	144,410	104,809
Europe	175,091	132,617	34,041
North America	789,536	334,779	69,184
Total	1,684,896	822,203	364,284

(ii) Segment PPE, Goodwill and Intangible assets by region

From the total of PPE, Goodwill and Intangible assets, 29%  located in Brazil as of December 31, 2022 (2021 is 31% at Brazil). The following table presents segment non-current assets by geographical area for the periods indicated:

	December	December	December
	31, 2022	31, 2021	31, 2020
Non current assets
Brazil	629,055	289,761	107,122
Latin America (Other than Brazil)	45,073	42,875	15,260
Europe	111,350	115,550	7,981
North America	1,411,377	478,813	197,025
Total	2,196,855	926,999	327,388

(iii) Major clients

As of December 31, 2022 and December 31, 2021, the Emergency Response Services has no customer representing more than 10% of its net revenue.

19. Net Revenues

The main business activities of Response comprise prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, in addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.

The Company promises a service to the customer at the contract, which could be stand-by to support or execute a spot service. The delivery of the service is identified as the single performance obligation in the respective contract.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

The nature, amount, timing and uncertainty of Response Group net revenue and cash flows may be affected by economic factors. The economic factors that most impact Response Group net revenues and cash flow are associated with geographical areas. The following table presents net revenue disaggregated by geographical area for the periods indicated.

	December 31,	December 31,	December 31,
	2022	2021	2020
Net revenue in the domestic market (*)	534,113	210,397	156,250
Net revenue in the foreign market	1,150,783	611,806	208,034
Net revenue from services rendered	1,684,896	822,203	364,284

(*)Revenue represented by national (Brazil) clients.

20. Costs and expenses by nature

	December 31,	December 31,	December 31,
	2022	2021	2020
Materials used in the provision of services	(30,395)	(32,036)	(3,314)
Personnel and labor charges	(647,356)	(317,749)	(162,186)
Fuels	(58,115)	(24,744)	(1,764)
Freight and tolls	(17,181)	(2,683)	(1,958)
Maintenance of machinery, apparatus and equipment and vehicles	(58,022)	(24,306)	(3,608)
Taxes	(20,191)	(10,099)	(2,698)
Rent and Condominium	(11,936)	(8,884)	(4,606)
Leasing of goods, vehicles, machinery and equipment	(19,087)	(14,294)	(3,262)
Telephony expenses	(6,440)	(2,011)	(1,375)
Travel expenses	(33,215)	(12,588)	(6,258)
Depreciation and amortization	(112,029)	(60,163)	(22,519)
Advertising and marketing	(10,783)	(3,399)	(4,415)
Third-party services	(210,471)	(89,455)	(27,454)
Other expenses	(116,545)	(41,762)	(28,981)
	(1,351,766)	(644,173)	(274,398)
Cost of services provided	(1,337,749)	(618,691)	(256,147)
General, administrative and sales	(26,553)	(26,837)	(18,956)
Other operating income (expenses), net	12,536	1,355	705
	(1,351,766)	(644,173)	(274,398)

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

21. Net financial income

	December 31,	December 31,	December 31,
	2022	2021	2020
Financial income:
Discounts obtained	800	82	81
Interest charged	820	830	348
Income from financial investments	6,441	3,714	1
Active exchange variation	315	5,636	6,481
Others	1,191	514	494
	9,567	10,776	7,405

	December 31,	December 31,	December 31,
	2022	2021	2021
Financial expenses:
Interest paid	(4,732)	(1,610)	(1,942)
Advance Fees	—	(978)	(291)
Interest on Right of Use	(4,183)	—	—
Interest on loans	(27,329)	(7,454)	(3,848)
Interest on debentures	(52,371)	—	—
Discounts given	(1,529)	(830)	(331)
Bank expenses	(2,478)	(362)	(460)
IOF	(3,469)	(1,108)	(616)
Intercompany interest	(4,613)	—	—
Exchange variation	(8,518)	(163)	(5,644)
Others	(4,319)	(299)	(1,351)
	(113,541)	(12,804)	(14,483)
	(103,974)	(2,028)	(7,078)

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

22. Income tax and social contribution

(a) Breakdown of expense

	December	December	December
	31, 2022	31, 2021	31, 2020
Current income tax and social contribution	(35,806)	(23,773)	(11,274)
Deferred income tax and social contribution	(9,104)	(14,087)	(5,480)
Income tax and social contribution expense	(44,910)	(37,860)	(16,754)

(b) Reconciliation of income tax and social contribution expenses

	December31,	December 31,	December 31,
	2022	2021	2020

Income before income tax and social contribution	232,784	176,002	82,808
Tax calculated based on current rates - 34%	(79,147)	(59,841)	(28,155)

Reconciliation:
Equity in net income of subsidiaries	10,671	—	—
Recognition of deferred tax loss asset	(16,434)	4,012	(847)
Permanent difference adjustments in other jurisdictions	18,212	38,570	8,416
Adjustment in Tax regime Differences	(13,115)	—	—
Other adjustments in temporary and permanent differences	34,904	(20,601)	3,832
Income tax and social contribution	(44,910)	(37,860)	(16,754)
Effective rate of income tax and social contribution - %	19.3%	21.5%	20.2%

(c) Deferred income tax and social contribution

The Group records deferred income tax and social contribution payable and receivable to the extent of their realization, to reflect the future tax effects on temporary differences between the tax bases of assets and liabilities and their respective book values, as well as a tax loss and negative social contribution basis, calculated at the combined tax rate of 34%, as well as demonstrating the basis for constituting the deferred income tax and social contribution payable, constituted taking into consideration the existing obligations in other jurisdictions, stated separately in assets and liabilities due to the fact that they are distinct tax authorities, as follows:

	Consolidated
Tax bases - Assets	December 31, 2022	December 31, 2021
Tax loss and negative basis	25,304	17,962
Temporary differences in another jurisdiction	25,770	8,470
Provisions - temporary differences	23,692	—
	74,766	26,432
Income tax - 25%	18,692	6,608
Social contribution - 9%	6,728	2,379
Income tax and social contribution - assets	25,420	8,987

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

	Consolidated
Tax bases - Liabilities	December 31, 2022	December 31, 2021
Provisions - temporary differences	(124,671)	(45,862)
Temporary differences in another jurisdiction	(436,602)	(52,384)
	(561,273)	(98,246)
Income tax – 25%	(140,318)	(24,562)
Social contribution - 9%	(50,515)	(8,842)
Income tax and social contribution - liabilities	(190,833)	(33,404)

(d) Changes in deferred income tax and social contribution

	Consolidated
Changes	December 31, 2022	December 31, 2021
Opening balance – assets, net of liabilities	(24,417)	(7,234)
Realization to statement of income	(9,104)	(14,087)
Other changes	(131,892)	(3,096)
Closing balance – assets, net of liabilities	(165,413)	(24,417)

(e) Realization of deferred income tax and social contribution

Realization per annum	December 31, 2022	December 31, 2021
2022	—	2,247
2023	6,355	2,247
2024	6,355	2,247
2025	6,355	2,246
2026	6,355	—

	25,420	8,987

23. Cash flow information

Investment and financing transactions that do not involve cash.

	December	December	December
	31, 2022	31, 2021	31, 2020
Cash flow from investing activities
Acquisition of property, plant, and equipment by financing	138,834	19,818	32,491
Balance payable for acquisition of investment	(330,309)	185,412	77,072
	(191,475)	205,230	109,563

Cash flow from financing activities
Operational lease	32,590	22,851	526
Accumulated translation adjustment	(92,593)	16,624	8,755
Participation of non-controlling	(26,381)	(18,623)	5,289
Proposed dividends	(38,355)	(31,155)	—
Capital increase with AFAC	—	176,000	—
Capital increase with investment receipt	—	49,021	—
	(124,739)	214,718	14,570

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

24. Subsequent events

Item	Event	Date	Description
1	Closing approval of the joint venture O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A.	January 2023

On January 17, 2023, the Company announced to its shareholders and the market in general that, in agreement with OceanPact Serviços Marítimos SA (“OceanPact”), they had decided to close the joint venture O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente SA (“O'Brien's Brasil”) whose activity is the provision of specialized consulting services in Brazil (“Agreement”). This Agreement was intended to avoid overlapping activities and operations between Ambipar Response SA (“Ambipar Response”) and OceanPact. Environpact Consultoria em Engenharia e Meio Ambiente Ltda. (“Environpact”), a wholly-owned subsidiary of OceanPact, will hold 100% of the shares representing the capital stock of O'Brien's Brasil, and will no longer use the “O'Brien's” brand, changing its name to “EnvironPact Sustainability and Resilience”. Ambipar Response owns 100% of the capital of O'Brien's Response Management Inc, will receive, in two installments, the amount of R$11 million for 50% of the shares representing the capital stock of O'Brien's Brasil. The O'Brien's brand will continue to be used by Ambipar Response, which continues with its strategic plan and with its activities in Brazil and worldwide.

2	Implementation of the registration report submitted by Ambipar Emergency Response to the US Securities and Exchange Commission ("SEC")	February 2023

On February 6, 2023, the Company informed its shareholders and the market in general that, following the Material Fact disclosed on July 6, 2022 and the Notice to the Market of December 14, 2022, the US Securities and Exchange Commission ( "SEC") declared effective on February 3, 2023, the registration report (registration statement) submitted by Ambipar Emergency Response ("Ambipar Response"), holding company of the emergency response segment of the Ambipar group, regarding the business combination of Emergência Participações SA, a wholly-owned subsidiary of Ambipar Response with HPX Corp ('HPX”), a special purpose acquisition company (SPAC) (“Business Combination”), and the registration of Class A common shares and “warrants” from Ambipar Response. Immediately thereafter, the Extraordinary General Meeting of HPX will be held on February 28, 2023, in which compliance with the conditions precedent and conclusion of the Business Combination (“AGE HPX”) will be assessed. Only after the approval of the shareholders at the HPX AGE, the Business Combination will become effective and there will be a consequent listing of the Class A common shares of Ambipar Response on NYSE American under the ticker, "AMBI". The conclusion of this transaction is an important milestone in carrying out the growth and internationalization strategy of Ambipar Response's operations, further strengthening its position as a global reference in industrial services and emergency response.

EMERGÊNCIA PARTICIPAÇÕES S.A.

Notes to the consolidated financial statements

Years ended December 31, 2022, 2021 and 2020

(In thousands of Reais, unless otherwise indicated)

Item	Event	Date	Description

3	Federal Supreme Court (“STF”) changes understanding related to res judicata in tax matters	February 2023

On February 8, 2023, the Federal Supreme Court (STF) ruled on Items 881 – Extraordinary Appeal No. 949.297 and 885 – Extraordinary Appeal No. 955.227. The ministers who participated in these issues unanimously concluded that judicial decisions taken definitively in favor of taxpayers should be annulled if, later, the Supreme Court has a different understanding on the subject. That is, if years ago a company obtained authorization from the Court to stop paying any tax, this permission will automatically expire if, and when, the STF understands that the payment is due. Management evaluated with its internal legal advisors the possible impacts of this STF decision and concluded that the decision of the STF does not result, based on management's assessment supported by its legal advisors, and in line with CPC25/IAS37 Provisions, Contingent Liabilities and Contingent Assets, CPC 32/IAS 12 Income Taxes, ICPC 22 / IFRIC 23 Uncertainty about the treatment of income taxes and CPC24/IAS10 Subsequent Events, with significant impacts on its financial statements as of December 31, 2022.