Form 20-F
period 2023-12-31
Ambipar Emergency Response
filed 2024-05-13
CIK 1937441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: on December 31, 2023, the issuer had 16,195,105.00 Class A ordinary shares, 39,234,746.00 Class B ordinary shares and 16,180,000 warrants to purchase Class A ordinary shares.

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
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer
Non-accelerated Filer
☐
☒
Accelerated filer
Emerging growth company
☐
☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

Cautionary Note Regarding Forward-Looking Statements
This annual report on Form 20-F, or annual report, contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “contemplate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referred to or incorporated by reference in this annual report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under “Item 3.D. Key Information—Risk Factors” of this annual report, those discussed and identified in public filings we made with the SEC and the important factors listed below.
•the ability to implement our inorganic growth strategy and realize the expected benefits from recent or potential future acquisitions;
•market interest rates, including their impacts on our ability to comply with certain financial and operating covenants in our Debentures and our ability to finance acquisitions through indebtedness while managing our liquidity risks;
•risks associated with macroeconomic uncertainty and geopolitical risk, including the consequences of the 2022 presidential elections in Brazil and impacts of the ongoing conflict between Russia and Ukraine, which would limit our ability to grow our business and expand to new countries;
•changes in applicable laws or regulations;
•the possibility that we may be adversely affected by other economic factors, particularly in Brazil;
•business and/or competitive factors, including consolidation in the sector in which we operate;
•potential difficulties in retaining our current management team and other key employees and independent contractors, including highly-skilled technical experts;
•our estimates of our future financial performance and ability to execute our business strategy;
•the impact of natural disasters or health epidemics/pandemics its impact on the demand for our services;
•operational and security risks, including as a result of the handling of hazardous substances;
•risks related to data security and privacy;
•changes to accounting principles and guidelines;
•litigation and regulatory enforcement risks, including as a result of the handling of hazardous substances, which may result in the diversion of management time and attention and the additional costs and demands on our resources, including potential litigation or conflicts regarding the Business Combination;
•the risk that the price of our Securities may be volatile;
•unexpected costs or expenses; and
•fluctuations in exchange rates between the Brazilian real and the United States dollar.
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
•Our inorganic growth strategy, including through international expansion, subjects us to a variety of risks that could adversely affect our operations and revenues.
•We may face successor liability for contingencies and damages arising from our acquisitions that have not been identified prior to the relevant acquisition and may not be sufficiently indemnified under the terms of the applicable acquisition agreement.
•Competition in the acquisition targets and consolidation in our sector may limit our ability to grow through acquisitions.
•Ability to implement our inorganic growth strategy and realize the expected benefits from recent or potential future acquisitions. We may not realize the expected benefits from recent or potential future acquisitions or may incur significant expenses in connection therewith, which could adversely affect our results of operations and financial condition.
•The use of cash and significant indebtedness in connection with financing acquisitions could adversely impact our liquidity, limit our flexibility to respond to other business opportunities and increase our vulnerability to adverse economic and operating conditions.
•We may be unable to comply with the financial and operating covenants set forth in the deeds governing our Debentures and certain financing agreement.
•Difficulties in managing our liquidity risk may adversely affect our financial and operating performance and limit our growth.
•We may not be able to raise sufficient funds to implement our business plan, renew our existing lines of credit or access new financing facilities on attractive terms or at all, which could have a material adverse effect on us.
•Our emergency response services are subject to operational and security risks, including handling of hazardous substances, and any accidents that occur during the performance of our services may expose us to significant civil, labor, environmental and criminal liabilities and adversely affect our business, results of operations, financial condition and reputation.
•Our market is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.
•Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.

•We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability including the consequences of the 2022 presidential elections in Brazil and the impacts of the ongoing conflicts between Russia and Ukraine and Hamas and Israel in the Gaza Strip, which could limit our ability to grow our business and expand to new countries.
•We, our subsidiaries, affiliates, direct and indirect controlling shareholders and members of our management, or companies with which management has been involved with in the past, have been in the past and may in the future be subject to legal, administrative or arbitration disputes or investigations. Any disputes or investigations may adversely affect our results of operations, financial condition and reputation.
•Losses not covered by insurance policies or that exceed the respective indemnity limits, as well as failure to renew insurance policies under conditions favorable to us, may have an adverse effect on our business.
•We may not be successful in renewing strategic lease agreements or at terms and conditions favorable to us.
•Breaches of, or significant interruptions to, our information technology systems and those of our third-party service providers or breaches of data security could adversely affect our business, reputation and financial condition.
•We are subject to risks associated with non-compliance with the Brazilian Data Protection Law, EU’s General Data Protection Regulation, and similar legislation of other countries that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.
•Potential difficulties in retaining our current management team and other key employees and independent contractors, including highly skilled technical experts.
•In preparing our financial statements, we previously identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
•Our international presence subjects us to a variety of risks arising from doing business internationally.
•Governments have a high degree of influence in the economies of emerging markets where we operate, which could adversely affect our results of operations.
•The market price and trading volume of our securities have been and may continue to be extremely volatile and could decline significantly.
•A “short squeeze” due to a sudden increase in demand for our Class A Ordinary Shares that largely exceeds supply may lead to extreme price volatility in our Class A Ordinary Shares.
•Subject to the terms and conditions of the Warrant Agreement, our Warrants are exercisable for our Class A Ordinary Shares, which may increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.
•We may issue additional Class A Ordinary Shares from time to time, including under our Omnibus Incentive Plan or in connection with equity or convertible debt offerings to finance our growth and implementation of our business strategy. Any such issuances would dilute the interest of our shareholders and likely present other risks.
•Our controlling shareholder may take actions which are not necessarily in our interest or in the interest of our other shareholders.
•Substantial future sales, or the perception of future sales, of our Securities could cause the market price of our Securities to decline, even if our business is doing well.
•We depend on our shareholder Ambipar for many support services, certain of which are provided only on a transitional basis while others may be provided for the foreseeable future on arms-length terms.
•The dual class structure of our Ordinary Shares may adversely affect the trading market for our Class A Ordinary Shares.
•We may redeem unexpired Warrants prior to their exercise at a time that is disadvantageous to warrantholders, thereby making their Warrants worthless.

•Our management has the ability to require holders of our Warrants to exercise such Warrants on a cashless basis which would cause holders to receive fewer ordinary shares upon their exercise of the Warrants than they would have received had they been able to exercise their Warrants for cash.
Certain Definitions
Throughout this annual report, unless otherwise designated or unless the context requires otherwise, the terms “we,” “us,” “our,” “the Company” and “our company” refer to Ambipar Emergency Response and its subsidiaries and consolidated affiliated entities, which prior to the Business Combination was the business of Emergencia and its subsidiaries and consolidated affiliated entities. References to “Emergencia” mean Emergência Participações S.A. and its consolidated subsidiaries and consolidated affiliated entities. Unless the context requires otherwise, all references to “our financial statements” mean the audited Consolidated Financial Statements of Ambipar Emergency Response included herein.
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
“Downside Protection Agreements” means certain downside protection agreements, as amended from time to time, entered into by and among Emergencia, the Sponsor, Ambipar and the DPA Beneficiaries in connection with the Subscription Agreements, the Ambipar Subscription Agreement, and the Non-Redemption Agreements, as applicable.
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
“IFRS” means International Financial Reporting Standards, as issued by the IASB and Interpretation (collectively “IFRS”).
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
“XP Non-Redeeming Shareholder” means Trend HPX SPAC FIA IE, represented by its investment manager XP Allocation Asset Management Ltda.

“XP Non-Redemption Agreement” means a certain non-redemption agreement, dated as of July 5, 2022, by HPX, the Company and the XP Non-Redeeming Shareholder, pursuant to which, among other things, (i) the XP Non-Redeeming Shareholder agreed to vote in favor and not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares of which it is the record and beneficial owner in connection with any extension of the deadline for HPX to complete its initial business combination sought on or prior to July 15, 2022 and (ii) the Company agreed to issue to the XP Non-Redeeming Shareholder one fourth of a Warrant and 0.044 Class A Ordinary Share, in each case on or promptly following the Closing, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX Extraordinary General Meeting, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX Extraordinary General Meeting. The XP Non-Redeeming Shareholder did not commit to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option.
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
Prior to the Business Combination, the Company had no material assets and did not operate any businesses. The Business Combination resulted in (i) the merger of the blank check company, HPX, with and into the Company, with a conversion of the shares and warrants issued by HPX into those of the Company, and immediately thereafter, (ii) the merger of Merger Sub with and into the Company, with a conversion of the shares issued by Merger Sub into those of the Company. The Business Combination was unanimously approved by HPX’s board of directors and was approved at the extraordinary general meeting of HPX’s shareholders held on February 28, 2023 (the “HPX Extraordinary General Meeting”), and on March 6, 2023, our Class A Ordinary Shares and our Warrants commenced trading on the NYSE American LLC (“NYSE American”) under the symbols “AMBI” and “AMBIWS,” respectively. Following the Business Combination, Emergencia became a wholly-owned subsidiary of the Company.
HPX did not meet the definition of a “business” pursuant to IFRS 3 as it was an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination did not qualify as a “business combination” within the meaning of IFRS 3, Business Combinations; rather, the Business Combination was accounted for as a capital reorganization in accordance with IFRS 2, Share-Based Payments.
As a result of the Business Combination being accounted for as a capital reorganization, Emergencia was deemed to be the accounting predecessor of the Company. The accounting predecessor has a direct voting interest or a variable interest in all of our direct and indirect subsidiaries’ activities and operations that result in revenues, expenses, assets and liabilities.
We maintain our books and records in Brazilian reais, the functional currency of our operations and the presentation currency for our audited Consolidated Financial Statements. Unless otherwise noted, the financial information presented herein has been derived from our audited Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023, together with the accompanying notes thereto, prepared in accordance with IFRS and included elsewhere in this annual report, or our audited Consolidated Financial Statements.

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
As part of our strategy to expand our operations in Brazil, North America and other jurisdictions, we acquire and invest in businesses that are complementary to ours, including through strategic mergers and acquisitions or investments. In 2020, we acquired the U.S. companies Allied International Emergency, LLC, One Stop Environmental LLC, Intracoastal Environmental LLC and Custom Environmental Services, Inc. In 2021, we acquired Orion Environmental Services Ltd., in Canada, Enviroclear Site Services Limited, in the United Kingdom, Controlpar Participações S.A., in Brazil, and Lehane Environmental and Industrial Services Limited, in Ireland, among other acquisitions. In 2022, we acquired First Response Inc., Graham Utility Hydrovac Services and Ridgeline Canada Inc., in Canada; Dracares Apoio Marítimo e Portuário Ltda., Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda. and CTA Serviços em Meio Ambiente Ltda., in Brazil; and Witt O’Brien’s in the United States, among other acquisitions. In 2023, we acquired Girassol Apoio Marítmo Ltda, Ekman – Serviços Ambientais e Oceanográficos Ltda, Plimsoll Serviços Ltda, DFA Contracting Ltd, Reconditec Sistemas e Participações, RMC2 Soluções Ambientais Ltda, SMR (composed by entities SMR, SSMR, and SSR)), Alberta, among other acquisitions.

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

Expected benefits from recent acquisitions are necessarily based on projections and assumptions, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the expected benefits and synergies will depend on successfully and efficiently integrating the businesses and operations of the newly acquired companies. We may encounter the following significant risks and challenges in integrating and recognizing expected benefits from recent acquisitions:
•potential interruption or reduction in the growth of our business, due to the diversion of management’s attention to tasks related to the integration of the acquired companies and uncertainty about our management’s relationship with the management of the acquired companies;
•disputes with the former owners of the acquired companies, including owners who remain as minority shareholders of the acquired companies, which can result in increased legal expenses, management distraction and the risk that we suffer an adverse judgment if we are not the prevailing party in the dispute;
•difficulties in coordinating and integrating research and development teams on technologies and products to improve product development while reducing costs;
•difficulties in consolidating and integrating enterprise information technology, financial and administrative infrastructures, and integrating and harmonizing business and other back-office systems, which may be more difficult than anticipated;
•difficulties related to entry into jurisdictions with which we have limited or no prior experience, including due to having to operate in other languages, manage different types of currency, billing, and contracting needs, and comply with new laws and regulations, including labor laws and privacy laws that in some cases may be more restrictive on our operations than laws presently applicable to our business, and the potential of increased competition with new or existing competitors as a result of such acquisitions;
•complications in our financial statements as a result of acquiring businesses whose operations require the application of revenue recognition or other accounting methodologies, assumptions, and estimates that are different from those we use in our current business, which could expose us to additional accounting and audit costs, and increase the risk of accounting errors;
•significant cash expenses and accounting charges and significant amount of goodwill and other intangible assets, which may be subject to impairment based on future adverse changes in our business or prospects, including our inability to recognize the anticipated benefits of the transaction;
•insufficient internal controls from acquired businesses that we must remediate, and the need to modify or enhance our own internal controls, in each case resulting in increased administrative expense and risk that we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act going forward, resulting in late filing of Exchange Act reports, loss of investor confidence, regulatory investigations and litigation;
•difficulties in coordinating sales and marketing efforts to effectively position our capabilities and drive product development;
•difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the businesses of the newly acquired companies with ours;
•retention of employees, suppliers and other key partners of newly acquired companies;
•difficulties in anticipating and responding to actions that may be taken by competitors in response to our acquisitions; and
•the assumption of successor liability and exposure to unknown or contingent liabilities of newly acquired companies, in particular companies we acquire without conducting a comprehensive due diligence process.
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
On February 15, 2022, Emergencia issued R$335.5 million in principal amount of a single series of 335,500 unsecured, non-convertible debentures due February 15, 2028 (the “First Issuance of Debentures”), pursuant to the deed of debentures dated as of February 11, 2022, entered into by and among Emergencia, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários (“Oliveira Trust”), as trustee, and Ambipar and Environmental ESG Participações S.A., as guarantors (the “First Deed of Debentures”). On September 20, 2022, Emergencia issued R$250.0 million in principal amount of a single series of 250,000 unsecured, non-convertible debentures due September 20, 2028 (the “Second Issuance of Debentures”), pursuant to the deed of debentures dated as of September 16, 2022, entered into by and among Emergencia, Oliveira Trust, as trustee, and Ambipar, as guarantor (the “Second Deed of Debentures,” and together with the First Deed of Debentures, the “Deeds of Debentures”). In addition, on August 26, 2022, our subsidiary Ambipar USA, as borrower, and Emergencia, as guarantor, entered into a $90.0 million loan agreement with Itau BBA International PLC, as lender (the “IBBA Loan Agreement”). The Deeds of Debentures and the IBBA Loan Agreement limit in certain circumstances, among other things, the extent to which we can:
•pay dividends and interest on equity or make other distributions to our stockholders;
•purchase or redeem capital stock;
•sell assets;
•consolidate or merge with or into other companies or transfer all or substantially all of its assets; and
•carry out corporate restructurings; and
•undertake a change of control.
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

The Deeds of Debentures and the IBBA Loan Agreement also contain cross-default and cross-acceleration provisions. Under these provisions, a default or acceleration under one instrument governing our debt may constitute a default under our other debt instruments that contain cross-default and cross-acceleration provisions, which could result in the related debt and the debt under such other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds might not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell assets and otherwise curtail operations to pay our creditors. The proceeds of such a sale of assets or curtailment of operations might not enable us to pay all of our liabilities.
Difficulties in managing our liquidity risk may adversely affect our financial and operating performance and limit our growth.
Liquidity (i.e., ready access to funds) is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to generate sufficient cash flows from operations, to liquidate assets or obtain adequate funding. Our liquidity may be impaired by an inability to collect accounts receivable or any recoverable balances in a timely manner, an inability to sell assets or redeem investments, unforeseen outflows of cash or large claim payments, or an inability to access credit from banks or debt investors.
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

In addition, there is no assurance that the holders of the Warrants will elect to exercise any or all Warrants, which could impact our liquidity position. Whether warrantholders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the Class A Ordinary Shares, the last reported sales price for which was $6.90 per share on May 11, 2023. Subject to the terms and conditions of the Warrant Agreement, each Warrant is exercisable for one Class A Ordinary Share at an exercise price of $11.50. Therefore, if and when the trading price of the Class A Ordinary Shares is less than $11.50, we expect that warrantholders would not exercise their Warrants. We could receive up to an aggregate of approximately $186.1 million if all Warrants are exercised for cash, but we would only receive such proceeds if and when the warrantholders exercise the Warrants. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity on March 3, 2028, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash to continue to fund our operations. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
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

Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.
As of December 31, 2023, we employed 4,302 in Brazil, 977 in other parts of Latin America, 1,722 in North America and 88 in Europe. In Brazil, 100% of the Company’s employees are covered under collective bargaining agreements, through approximately 100 such agreements. Substantially all employees covered under collective bargaining agreements are covered under agreements that expire in one year or later. We have not experienced any labor-related work stoppage at any location in over ten years. We believe our relationship with our employees and union leadership is satisfactory. At any given time, we will likely be in some stage of contract negotiations with various collective bargaining units. In the absence of agreements, we may become subject to labor disruption at one or more of these locations, which could have an adverse effect on our financial results.
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

General worldwide economic conditions have experienced significant instability in recent years including the recent global economic uncertainty and financial market conditions caused by the current war between Russia and Ukraine, the war between Israel and Hamas and/or the conflict between Israel and Iran. See “—We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine and the war between Hamas and Israel in the Gaza Strip. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine, the conflict in the Gaza Strip or any other geopolitical tensions.”
In response to the economic impacts and disruptions associated with COVID-19, governments around the world, including in the United States, provided significant fiscal and monetary stimuli, which have had the effect, among other things, of supporting overall levels of employment, consumer spending and savings levels, and the ability of consumers to service their debt. The wind-down of these stimulus programs may adversely affect economic conditions, which may negatively impact our growth, revenues and profitability. In addition, the United States has recently experienced historically high levels of inflation which have recently started falling. According to the U.S. Department of Labor, the annual inflation rate for the United States reached approximately 9.1% for June 2022, slowed to 4.1% in 2023 and decreased to 3.1% and 3.2% in January and February 2024, respectively. In the event that the trend of falling inflation reverts going forward, we may experience an escalation in our operating costs, including employee compensation and general corporate expenses, which could reduce cash flow and operating income. As of the date of this annual report, we have not experienced material impacts to our business performance from inflationary pressure.
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
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine and the war between Hamas and Israel in the Gaza Strip, and our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets.
Global markets have recently experienced volatility and disruption following the escalation of geopolitical tensions, the start of military conflict between Russia and Ukraine and the conflict in the Gaza Strip.

On February 24, 2022, Russian military forces launched a full-scale military invasion of Ukraine, and since then there has been continued sustained conflict and disruption in the region. Although the length and further impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led and may continue to lead to market disruptions, including significant volatility in commodity prices (in particular oil and gas), credit and capital markets, increase in our energy and other input costs, and supply chain interruptions for some of our and our clients’ equipment and vehicles’ components, including as a result of uncertainties with regard to Russia’s production and export of oil and gas, aluminum and other materials. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.
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
On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, these terrorists launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. Shortly following the attack, Israel’s security cabinet declared war against Hamas. Since then, Israel has faced attacks from Hezbollah in Lebanon and there have been disruptions to global shipping routes in the Red Sea from Houthi rebels. The intensity and duration of the current Israel-Hamas war and the larger regional conflict is difficult to predict, and as are such war’s economic implications on our business and operations, the global supply chain and on the global geopolitical instability.
While we do not have any employees, staff, consultants, operations, materials or equipment located in Israel or the surrounding region, Ukraine, Russia or Belarus, some of our clients and suppliers may have employees, staff, consultants, operations, materials or equipment located in Israel or the surrounding region, Ukraine, Russia or Belarus, which could adversely affect our business or the services being provided to us. Likewise, in recent years, diplomatic and trade relationships between the U.S. government and China have become increasingly frayed and the threat of a takeover of Taiwan by China has increased, which may also adversely affect our business or the services we provide for the same reasons.
Cybersecurity organizations in many countries have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine or the political tensions between China and Taiwan, may increase the likelihood of cybersecurity attacks. Any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures. See “—Breaches of, or significant interruptions experienced by, our information technology systems and those of our third-party service providers or breaches of data security could adversely affect our business, reputation and financial condition.”
Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this form.

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
In addition, certain of our affiliates within the environmental segment of the Ambipar Group, including Ambitec S.A., as well as certain directors and executive officers of the Ambipar Group, including Mr. Tércio Borlenghi Junior and Ms. Alessandra Bessa Alves de Melo (who are chairman and member of our Board, respectively), are defendants in one or more criminal (Brazilian proceeding no. 0003361 86.2015.8.08.0006) and civil (Brazilian proceedings no. 00031326.2010.4.02.5001, 000613188.2009.8.26.0288, 000259278.2015.8.08.0006, and 001559338.2012.8.08.0006) lawsuits in Brazil relating to alleged wrongdoing and improper conduct with public agents related to public bidding laws, including corruption charges, which may lead to the imposition of fines, temporary disqualifications and other criminal and regulatory sanctions. Although we are not directly involved in any such proceedings, an adverse outcome could result in negative media coverage and public awareness and adversely impact our reputation and the price of our Securities.
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
We and our vendors, like other commercial entities, have been, and will likely continue to be, subject to a variety of forms of cyberattacks with the objective of gaining unauthorized access to our systems and data or disrupting our operations. To date, none of these cyberattacks has, individually or in the aggregate, resulted in a security incident with a material effect on our operations or our financial condition, results of operations, liquidity, or cash flows. However, these cyberattacks could have a material impact in the future.

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
We are subject to risks associated with non-compliance with the Brazilian Data Protection Law, General Data Protection Regulation – GDPR, and similar legislation of other countries that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.
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
Many foreign countries and governmental bodies, including in countries in which we currently operate, have laws and regulations concerning the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For more information on relevant privacy and personal data regulations, see “Item 4.B. Business Overview—Regulatory Overview—Privacy and Data Protection.”
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
We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in Brazil and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Moreover, existing Brazilian and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Additionally, the data subjects may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements application to certain other jurisdictions. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our solutions in certain countries. These developments could adversely affect our business, results of operations and financial condition.

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
In addition, the market for environmental and industrial services is relatively new, fragmented and will experience changes over time. Data market estimates and growth forecasts are uncertain and based on assumptions and estimates that may be inaccurate. Our addressable market depends on a number of factors, including changes in the competitive landscape, technological changes, data security or privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment, and changes in economic conditions. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions. Accordingly, our use of the terms referring to our geographic markets and industries may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate and our ability to produce accurate estimates and forecasts may in the future be impacted by the economic uncertainty, as well as with other macroeconomic factors to which we are subject (see “— Risks Relating to the Markets where we Operate”). Even if the market in which we compete meets the size estimates and growth rates we forecast, our business could fail to grow at similar rates, if at all. For these reasons, you should not place undue reliance on such information.
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
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•others may be able to use brands and offer services that are similar to ours without infringing our intellectual property rights;
•others may independently develop similar or alternative proprietary software or technology without infringing our intellectual property rights;
•we may not develop additional proprietary technologies; and
•our technology may become obsolete or inadequate, and we may not be able to successfully develop, obtain or use new technologies to adapt our models and systems to compete with other technologies as they develop.
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
In November 2023, we commenced, with the assistance of a consultancy firm, a comprehensive evaluation of our existing risk management frameworks and internal control mechanisms. This initiative was aimed at identifying key areas of deficiency and developing strategies for enhancement. By January 2024, the consultancy firm had completed their assessment and submitted a detailed report, along with a robust action plan, to our Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Following this, in February 2024, our Board of Directors began a review of proposed measures to implement the action plan. Subsequently, they endorsed a strategic implementation agenda for 2024 designed to strengthen our policies and procedures, thereby significantly elevating the efficacy of our risk management and internal control systems.
In addition, our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to our effectiveness, which could have a significant and adverse effect on our business and reputation. Our current controls and any new controls that we develop may be inadequate because of changes in conditions in our business. We are in the process of upgrading our finance and accounting systems and related controls to an enterprise system suitable for a public company in the United States (SAI360), and we may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies. See “— We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company in the United States.”
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
Moreover, we are subject to the risks of errors and misconduct by our management, employees and independent contractors, which are often difficult to detect in advance and deter. Our compliance procedures and internal controls may not be sufficient to prevent, detect, and respond to all errors, misconduct, fraud, acts of corruption or violations of applicable laws and of our policies by our management, employees and other third parties with which we engage in the ordinary course of business. We could be held liable for any of such acts, which could result in penalties, fines, loss of permits or licenses, prohibition to bid or contract with the government.

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
Prior to the Business Combination, we were a private company with limited accounting personnel and other resources and processes necessary to address our internal control over financial reporting and procedures. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with the IFRS. In addition, we had to establish and implement disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in those reports is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.
In connection with the preparation of Ambipar Emergency Response’s audited Consolidated Financial Statements as of and for the three years ended December 31, 2023, material weaknesses were identified in our internal control over financial reporting (including certain previous unremediated material weaknesses). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (i) the consolidation process of recent acquisitions we made, due to the lack of a sufficient number of personnel in the acquired entities with an adequate level of knowledge and experience in the closing functions of our financial reports and related disclosures, to process the transition to the application of IFRS and International Accounting Standards and Interpretations issued by the IASB, consistent with our financial reporting requirements; and (ii) the design and operation of our accounting and financial reporting closing functions, in which required policies and procedures either were not designed or were not operating effectively at period end, resulting in a number of adjustments to our audited consolidated financial statements during the course of the audit.
Each material weakness may result in a misstatement of one or more account balances or disclosures that would result in a material misstatement of our audited Consolidated Financial Statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.
For more information on these material weaknesses and our plan for remediating them, see “Item 15. Controls and Procedures.” We cannot assure you that our efforts will be effective or sufficient to remediate our material weaknesses or prevent any future material weakness in our internal control over financial reporting.
Under Section 404(b) of the Sarbanes-Oxley Act, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act (see “— Risks Relating to Our Securities—We are and will continue to be an “emerging growth company” and are subject to reduced SEC reporting requirements applicable to emerging growth companies”), our independent registered public accounting firm is not required to attest to and report on the effectiveness of our internal control over financial reporting. Once such attestation from our independent registered public accounting firm is required, even if our management concludes that our internal control over financial reporting is effective, such firm, after conducting its own independent testing, may disagree with our assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us.
During documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may also identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

If we fail to remediate our existing or future internal material weaknesses or other deficiencies in our internal control over financing reporting and to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, we could fail to meet our reporting obligations or fail to prevent fraud, investors could lose confidence in our financial reporting, and we could become subject to investigations, civil or criminal litigation, delisting proceedings, sanctions or other measures by the NYSE American, the SEC and other regulatory authorities. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Securities.
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
We operate in jurisdictions that have a high risk of corruption according to the Corruption Perception Index from Transparency International. Mechanisms for preventing and combating bribery and corruption, money laundering, governance procedures, as well as our current internal procedures, may not be sufficient to ensure that all of our managers, employees, suppliers, business partners and third parties who act on our behalf, interest or benefit always act in strict compliance with our internal policies and laws and regulations aimed at preventing and combating corruption that we are subject to. These laws and regulations include the Brazilian Decree-Law No. 2,848/1940, Brazilian Law No. 8137/1990, Brazilian Law No. 8.429/1992 (the Administrative Misconduct Law), Brazilian Law No. 14.133/2021 (the Public Bidding Law), Brazilian Law No. 9,613/1998, Brazilian Law No. 12,846/2013, as amended and its regulation, Decree No. 11,129/2022 (the Brazilian Anti-Corruption Law), the United States Foreign Corrupt Practices Act of 1977, as amended, the United States Foreign Extortion Prevention Act of 2023, and the Bribery Act 2010 of the United Kingdom, as well as other standards related to the Convention on Combating Corruption of Foreign Public Officials in International Business Transactions of the Organization for Economic Cooperation and Development — OECD, including the guidelines issued by the Brazilian Comptroller General (collectively, “Anti-Corruption Laws”).
In general, the Anti-Corruption Laws prohibit companies and their employees, shareholders or managers from making improper payments to government officials, directly or indirectly, for the purpose of obtaining or retaining business and/or other benefits. We cannot guarantee that our direct and indirect shareholders, directors, officers, employees and other third parties (including agents, suppliers and service providers) and the companies to which some business operations are outsourced will fully comply with the Anti-Corruption Laws and related policies. Our governance, policies, risk management and compliance processes may not be able to, for example: (i) detect, prevent or respond to violations of the Anti-Corruption Laws or similar legislation, as well as violations of our internal compliance policies; (ii) detect, prevent or respond to occurrences of fraudulent and dishonest behavior by our managers, employees, suppliers, customers, business partners or third parties acting on our behalf, interest or benefit; (iii) manage all risks identified in our risk management matrix and/or predict, identify or mitigate new risks; and (iv) detect, prevent or respond to other occurrences of behavior inconsistent with ethical and moral principles, which may materially and adversely affect our reputation, our business, financial conditions and operating results, as well as impact the market price of our Securities negatively. Public authorities are empowered to impose penalties on us if acts of corruption are inadvertently or intentionally committed by members of our management, employees and/or third parties acting on our behalf or in our interest. Under the terms of certain Anti-Corruption Laws, companies may be jointly and severally liable for the payment of a fine and full compensation for damage for unethical practices attributed to their affiliates and consortia members. As a result, we may be held liable for any such violations.
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

We are also subject to Brazilian Law No. 9,613 of March 3, 1998, as amended (“Money Laundering Prevention Law”), by which legal entities engaged in the sale of high value goods are subject to obligations related to identification of customers and operations, maintenance of records and submission of reports on financial operations to the competent authorities, among others. We are subject to the following sanctions in the event of non-compliance with the Money Laundering Prevention Law: (i) warnings; (ii) variable monetary fine (a) not more than twice the value of the operation in question or twice the profit earned or that would presumably be earned from carrying out the operation or (b) in the total amount of R$20,000,000; (iii) the revocation or suspension of our business licenses and (iv) the cancellation or suspension of the authorization to carry out the activity, operation or functioning. The application of any of these sanctions to us could adversely affect our reputation, business, financial condition, results of operations and the trading price of our Securities.
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
All of these circumstances could have a material adverse effect on us. Therefore, if we are not able to keep the governance, risk management and compliance processes operating effectively, we may not be able to prevent the occurrence of fraud and/or the occurrence of other deviations, including in relation to the preparation of statements and accounting information. We are actively collaborating with Ambipar ESG to enhance the effectiveness of our anti-money laundering and countering the financing of terrorism program (“AML/CFT Program”) and our anti-bribery and corruption compliance program (“ABAC Program”).
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
We cannot guarantee that our related person transaction policy and procedures is or will be effective to avoid potential conflicts of interest between us, our shareholders, members of our management and any related-parties, or that any such party has complied or will strictly comply with good governance practices and rules to deal with conflicts of interest. The perception of non-compliance with such requirements or policies could harm our reputation and adversely affect our business, financial condition and results of operations.
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
In some situations, we may be jointly liable for acts of our suppliers. For example, we may be held jointly liable for environmental damages caused by our suppliers during the provision of services hired by us. In addition, under the Anti-Corruption Laws, we may be held strictly liable for acts of corruption committed by suppliers or other third parties acting on our behalf or interest, subject to applicable sanctions.Under the LGPD, we could also face liability for any incidents of personal data misuse committed by suppliers or third parties operating on our behalf or in our interest.
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
Any failure to maintain long-term business relationships with our customers at the same or higher volumes or prices and/or to renegotiate such relationships on other favorable terms could negatively affect our ability to grow and adversely affect our competitiveness and our results of operations.
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
As of December 31, 2023, we operated in more than 40 countries, having generated 47.8%, 37.4%, 8.0%, and 6.7% of our gross revenues in North America, Brazil, Latin America (excluding Brazil) and Europe, respectively. In addition, as of December 31, 2023, 67% of our non-current assets other than financial instruments and deferred tax assets were located outside of Brazil. Our international footprint exposes us to a variety of risks that may adversely affect our results of operations, financial condition, liquidity and cash flows. These include, but may not be limited to, the following:
•periodic economic downturns in the countries in which we do business, measured by gross domestic product;
•foreign exchange fluctuation and imposition of or increases in currency exchange controls and hard currency shortages;
•customs matters and changes in trade policy or tariff regulations;
•changes in regulatory requirements in the countries in which we do business;
•changes in tax regulations, higher tax rates in certain jurisdictions and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and “double taxation”;
•complexities around changes in the still developing relationship between the U.K. and the EU arising out of the U.K.’s withdrawal from the EU;
•longer payment cycles and difficulty in collecting accounts receivable;
•complexities in complying with a variety of Brazilian, U.S. and foreign government laws, controls and regulations;

•political, economic and social instability, including general strikes and mass demonstrations, civil and political unrest, terrorist actions and armed hostilities in the regions or countries in which, or adjacent to which, we do business;
•increasingly complex laws and regulations concerning privacy and data security, including the Brazilian LGPD and EU’s GDPR;
•Varying degrees of anti-corruption or anti-money laundering legislation that could result in vulnerabilities within certain markets.
•inflation rates in the countries in which we do business;
•complying with complex labor laws in foreign jurisdictions;
•laws in various international jurisdictions that limit the right and ability of subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met;
•sovereign risk related to international governments, including, but not limited to, governments stopping interest payments or repudiating their debt, nationalizing private businesses or altering foreign exchange regulations;
•uncertainties arising from local business practices, cultural considerations and international political and trade tensions;
•public health issues or other calamities impacting regions or countries in which we operate, including travel to and/or imports or exports to or from such regions or countries; and
•other political, diplomatic, social and economic events that may occur in the country or affecting the country where each business is headquartered.
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
Our operations in Brazil and Latin America (excluding Brazil) accounted, respectively, for 37.4% and 8.0% of our gross revenues for the year ended December 31, 2023, and 32.9% and 11.6% of our gross revenues for the year ended December 31, 2022. Governments in Latin America have exerted and continue to exert significant influence on the economy, occasionally making significant changes in monetary, credit, industry regulations and others. Government actions to control inflation and other policies and regulations often involve, among other measures, price controls, currency devaluations, capital controls and limits on imports.
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
We have no control over, and cannot predict, what government measures or policies the Brazilian federal or other Latin American governments will take in the future, and how these measures and policies will affect the national and regional economy of Latin American countries. We may be materially and adversely affected by changes in policies or regulations that involve or affect certain factors, such as:
•interest rates;
•foreign exchange controls and restrictions on abroad remittances and payments of dividends;

•monetary policy;
•labor laws or jurisprudence positions;
•changing labor, legal and regulatory standards;
•data protection laws or regulations;
•intellectual property;
•inflation;
•liquidity and solvency of the financial system;
•liquidity of domestic financial and capital markets and availability of domestic loans;
•water and energy rationing;
•commodity prices;
•health policies, including due to epidemics and pandemics, such as the current COVID-19 pandemic;
•fiscal policy, tax policy and changes in tax legislation, including royalties and the effect of tax laws on distributions from our subsidiaries;
•import/export restrictions or other laws and policies that affect foreign trade and investments;
•price controls or pricing regulations; and
•takings or nationalization.
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
Countries in Latin America have experienced periods of economic and political instability in recent years. Unfavorable general economic conditions in the past, including the 2008 financial crisis that affected the global banking system and financial markets have caused economic slowdown and a decrease in the amount of foreign capital invested in emerging markets, including Latin America. This in turn has caused many emerging markets, including Latin America, to decline in value and has led to the depreciation of emerging market currencies against the U.S. dollar. As international investors’ reactions to events that occur in one market sometimes affect other regions or disadvantage certain investments, the Latin American economy could be adversely affected by negative economic or financial developments in other countries, such as those related to the outbreak of COVID-19. Negative developments in Latin America or other emerging markets or developed economies could affect the decisions to hire service providers and the demand for the services offered by us, with a potential reduction in the number of customers.
According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or the “IBGE”), Brazil’s gross domestic product (“GDP”) sharply contracted by 4.1% in 2020 due to global effects of developments relating to the COVID-19 pandemic and grew by 4.6%, 2.9% and 2.9% in 2021, 2022 and 2023, respectively. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services and we have been, and will continue to be, affected by changes in the Brazilian GDP.

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
Our Latin American operations may be affected, to varying degrees, by economic and market conditions in other countries, including the United States, European Union countries and other emerging economies. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Latin American countries may be harmed. For example, we are subject to impacts resulting from the current war between Ukraine and Russia and the recent war in the Middle East. The Ukraine war has caused market turmoil and led oil prices to soar, reaching the highest level in almost 14 years, thus affecting the market commodities and energy in Brazil and in the world, which could raise our operational costs and consumer expenses and, therefore, adversely affect our operational results and financial condition. In addition, an escalation in political tensions between the United States, Iran and Iraq, as well as other related conflicts in the Middle East, and imposition of additional sanctions from the United States, Iran, Iraq, and European countries could cause the price of oil to increase even further. Further, trade disputes between countries, in particular the current dispute between the United States and China, crises in the United States, the European Union or in emerging countries and global tensions, including conflicts involving the occurrence of Brexit, have generated political and economic instability around the world, producing several effects that, directly or indirectly, negatively impact the Latin American capital markets and economy, such as fluctuations in the price of securities issued by listed companies, reductions in the supply of credit, deterioration of the economy, fluctuations in foreign exchange rates and inflation, among others.
The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital, and, in early 2023, the crisis in global financial systems.
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

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.580 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during 2021. As of December 31, 2022, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per US$1.00, which reflected a 6.5% appreciation in the real against the U.S. dollar during 2022. As of December 31, 2023, the average real/U.S. dollar exchange rate reported by the Central Bank was R$5.00 per US$1.00, which reflected a 3.3% appreciation of the real against the U.S. dollar during 2023. There can be no assurance that the real will not further appreciate or again depreciate against the U.S. dollar or other currencies in the future.
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

In Brazil, according to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the IBGE, Brazilian inflation rates were 4.62%, 5.79%, 10.06%, 4.52%, 4.31% and 3.75% as of December 31, 2023, 2022, 2021, 2020, 2019 and 2018, respectively. While inflation rates have fallen in recent years, Brazil may experience high levels of inflation in the future and may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Securities. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. The Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or COPOM) frequently adjusts the interest rate in situations of economic uncertainty to achieve goals established in the Brazilian federal government’s economic policy. In the event of an increase in inflation, the Brazilian federal government may choose to significantly increase interest rates. For example, the official interest rate in Brazil oscillated from 14.25% as of December 31, 2015 to 2.00% as of December 31, 2020, as established by the COPOM, and has since steadily increased. As of December 31, 2021, 2022 and 2023, the SELIC rate was 9.25% p.a.,13.75% p.a. and 11.75% p.a., respectively. As of the date of this annual report, the SELIC rate is 10.75% p.a. The increase in interest rates will affect not only the cost of our new loans and financing, but also the cost of our current debt, as well as our cash and cash equivalents, securities and payable leases, which are subject to interest rates.
In Chile, the annual rates of inflation, measured by changes in the CPI, in 2021, 2022 and 2023 were 7.2%, 12.8% and 3.9%, respectively. Higher levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations if high inflation is not accompanied by a corresponding devaluation of the local currency. It is not possible to guarantee or predict that Chilean inflation will not revert to previous levels in the future. In addition, measures taken by the Central Bank of Chile to control inflation often included maintaining a tight monetary policy with high interest rates, thus restricting the availability of credit and economic growth. A significant portion of our operating costs are denominated in U.S. dollars and could, therefore, be significantly affected by a decrease in economic activity levels in Chile. If inflation in Chile increased without a corresponding depreciation of the peso, or if the amount of the peso appreciated against the dollar without the peso experiencing a corresponding deflation in Chile, our financial position and operating results, as well as the value of our Securities, could be materially and adversely affected.
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
In September 2015, Standard & Poor’s initiated a review of Brazil’s sovereign credit risk rating, downgrading it to a grade below “investment grade.” Since then, Brazil has suffered successive downgrades in its rating by the three major risk rating agencies in the world. As of the date of this annual report, Standard & Poor’s, Moody’s and Fitch rated Brazil’s sovereign credit rating as BB stable, Ba2 positive and BB stable, respectively.
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
A severe earthquake or tsunami in Chile could damage our facilities and have an adverse impact on the Chilean economy and us, including our business, financial condition and consolidated operating results. Our facilities are also susceptible to damage from fire and other catastrophic disasters arising from natural or man-made accidental causes, as well as acts of terrorism and health pandemics or other contagious outbreaks. A catastrophic event could cause disruption to our business, significant reductions in our revenues or significant additional costs.
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

Factors affecting the trading price of our Securities may include, without limitation:
•actual or anticipated fluctuations in our consolidated quarterly financial results or the quarterly financial results of companies perceived to be similar to it;
•changes in the industries in which we and our customers operate;
•developments involving our competitors;
•variations in our operating performance and the performance of our competitors in general;
•changes in the market’s expectations about our operating results;
•our operating results failing to meet market expectations in a particular period;
•operating and stock price performance of other companies that investors deem comparable to us;
•publication of research reports by securities analysts about us or our competitors or our industry;
•the public’s reaction to our press releases, our other public announcements and filings with the SEC;
•actions by shareholders, including the sale of substantial amounts of our Ordinary Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur;
•“short squeezes;”
•our ability to integrate and retain key personnel, identify and recruit additional key individuals, and manage additions and departures of key personnel;
•commencement of, or our involvement in, litigation;
•our ability to enhance our acquisition strategies;
•changes in laws and regulations affecting our business;
•our ability to meet compliance requirements;
•changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•the volume of our Class A Ordinary Shares available for public sale;
•any significant change in our Board or management; and
•general economic and political conditions such as recessions or fear of recessions, interest rates, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars, fuel prices, international currency fluctuations, delays in tax refunds, as well as events such as natural disasters, acts of war (including the recent conflict in Ukraine), terrorism, catastrophes and pandemics.
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
To the extent such Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of our Class A Ordinary Shares and increase the number of our shares eligible for resale in the public market. We believe the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants on a cash basis. On April 26, 2024, the last reported sales price of our Class A Ordinary Shares was $4.30 per share and the last reported sales price of our Warrants was $0.28 per warrant. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our Class A Ordinary Shares. However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, our Warrants may expire worthless.
We may issue additional Class A Ordinary Shares from time to time, including under our Omnibus Incentive Plan or in connection with equity or convertible debt offerings to finance our growth and implementation of our business strategy. Any such issuances would dilute the interest of our shareholders and likely present other risks.
We may issue additional Class A Ordinary Shares from time to time, including under our Omnibus Incentive Plan. Class A Ordinary Shares reserved for future issuance under our Omnibus Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to time-based and performance-based vesting conditions, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. We have filed a registration statement on Form S-8 under the Securities Act to register the issuance of up to approximately 1.1 million Class A Ordinary Shares issuable under the Omnibus Incentive Plan. In addition, we may file one or more registration statements on Form S-8 under the Securities Act to register additional Class A Ordinary Shares or securities convertible into or exchangeable for Class A Ordinary Shares issued pursuant to our Omnibus Incentive Plan. Any future Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements may be immediately available for sale in the open market.

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
As a public company in the United States that qualifies as a foreign private issuer, we are subject to certain of the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act and other requirements by the NYSE American. The Exchange Act requires the filing of annual reports on Form 20-F and current reports on Form 6-K with respect to a public company’s business and financial condition. Rules promulgated under the Exchange Act also require us to make detailed narrative and financial statement disclosures regarding risks, initiatives and other matters confronting us relating to climate change, beginning as early as 2026. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting.
As a result of these rules and regulations, we will incur substantial legal, accounting and financial compliance costs that we did not previously incur and some activities will become more time-consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, higher costs necessitated by ongoing revisions to disclosure and governance practices and a diversion of management’s time and attention from revenue generating activities to compliance activities. Additionally, these rules and regulations will likely make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified people to serve on our Board, our Board committees or as executive officers.
In addition to the above, we expect that compliance with these requirements will increase our legal and financial compliance costs. Our management team and many of our other employees and independent contractors will need to devote substantial time to compliance and may not effectively or efficiently manage its transition into a public company. Many members of our management team also have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors.

We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company in the United States, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. Implementation of such changes is an ongoing, costly, time-consuming and, even if implemented, may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis. Any delay could impact our ability or prevent us from timely reporting our operating results or timely filing reports with the SEC. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. We may need to significantly expand our employee and independent contractor base in order to support our operations as a public company, increasing our operating costs. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could negatively affect the trading price of our Securities.
As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition has become more visible, which could result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.
We are and will continue to be an “emerging growth company” and are subject to reduced SEC reporting requirements applicable to emerging growth companies.
We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (and, to the extent we cease to be a foreign private issuer but remain an emerging growth company, we would remain able to take advantage of (a) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (b) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements). We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of our Securities that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the Closing of the Business Combination. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our Ordinary Shares less attractive because we will rely on these exemptions, which may result in a less active trading market for our Ordinary Shares and its price may be more volatile.

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
Ambipar controls a majority of the voting power of our Ordinary Shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE American. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
•the requirement that a majority of its board of directors consist of independent directors;
•the requirement that the nominating and corporate governance committee is composed entirely of independent directors; and
•the requirement that the compensation committee is composed entirely of independent directors.
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
We are considered a “foreign private issuer” under the Exchange Act and are therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers (including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). Moreover, we have four months after the end of each fiscal year to file our annual report with the SEC, are not required to file certain periodic reports at all, and are not required to file other periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. issuers with securities registered under the Exchange Act. However, we issue, and expect to continue issuing, interim quarterly financial information publicly and furnish it to the SEC under cover of Form 6-K.. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Securities. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Securities. Accordingly, investors may receive less or different information about us than you would receive about a U.S. issuer.
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
We could lose our status as a “foreign private issuer” under applicable securities laws and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders (as defined in “Item 10.E. Additional Information—Taxation—Certain United States Federal Income Tax Considerations”) and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States, or if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The determination of foreign private issuer status will be made annually on the last business day of our second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2024.

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
Our governing documents contain provisions that may make our acquisition more difficult, including the following:
•Notice Requirements for Shareholder Proposals. Cayman Islands law and our Articles provide that one or more shareholders together holding at least one-third of the votes entitled to be cast at our general meetings may request the convening of our extraordinary general meeting or the addition of one or more items to the agenda of any general meeting. The request must be deposited at the registered office and must be signed by the relevant requisitionists. Our governing documents also specify certain requirements regarding the form and content of a shareholder’s requisition, including stating the purposes of the requested meeting. These requirements may make it difficult for our shareholders to bring matters before a general meeting.

•Special Resolutions. Our governing documents require special resolutions adopted at an extraordinary general meeting for any of the following matters, among other things: (a) a decrease of the share capital and of any capital redemption reserves, (b) an amendment to the governing documents or change of its name, (c) changing its registration to a different jurisdiction, (d) merge or consolidate with one or more constituent companies, upon such terms as the directors may determine, (e) change the number of directors of the Board and (f) in a winding up, direct the liquidator to divide amongst the shareholders our assets, value the assets for that purpose and determine how the division will be carried out between the shareholders or different classes of shareholders. Pursuant to our governing documents any special resolution may be adopted at a general meeting at which a quorum is present (except as otherwise provided by mandatory law) by the affirmative votes of at least two-thirds (2∕3) of the votes validly cast on such resolution by shareholders entitled to vote.
These anti-takeover provisions could discourage, delay or prevent a transaction involving a change in our control or changes in our management, even if such transaction would benefit our shareholders, and therefore, adversely affect the trading price of our Securities.
The trading market for our Securities is influenced by the research and reports that analysts may publish about us, our business, our market and our competitors, or by the lack of any such research and reports. If we do not meet the expectations of these analysts, the market price of our Securities may decline.
The trading market for our Securities depends in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our Securities or publish inaccurate or unfavorable research about our business, the price of our Securities may decline. If few analysts cover us, demand for our Securities could decrease, and our Securities and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.
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
Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:
•fluctuations in demand for or pricing of our service;
•our ability to attract new customers or retain existing customers;
•customer expansion rates;
•seasonality;
•investments in new features and functionality;
•the speed with which we are able to provide our services to customers;
•changes in customers’ budgets, the timing of their budget cycles and purchasing decisions;
•our ability to control costs, including our operating expenses;
•the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses;
•the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;
•the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;
•the effects and timing of acquisitions and their integration;
•general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

•fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;
•health epidemics or pandemics, such as the COVID-19 outbreak;
•the impact, or timing of our adoption, of new accounting pronouncements;
•changes in regulatory or legal environments that may cause us to incur, among other things, expenses associated with compliance;
•the overall tax rate for our business, which may be affected by the mix of income we earn in Brazil and in jurisdictions with different tax rates, the effects of stock-based compensation and the effects of changes in our business;
•the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;
•changes in the competitive dynamics of our market, including consolidation among competitors or customers; and
•significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our services.
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
An active trading market for our Securities may not be sustained, which would adversely affect the liquidity and price of our Securities.
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
We may be unable to maintain the listing of our Securities in the future. If we are delisted, we could face significant material adverse consequences including:
•a limited availability of market quotations for our Securities;
•reduced liquidity for our Securities;
•a determination that our shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Securities;
•a limited amount of news and analyst coverage; and
•a decreased ability to obtain capital, pursue acquisitions, issue additional securities or obtain additional financing in the future.
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
We rely on certain administrative and other resources of Ambipar, including information technology, controllership, organization and corporate support activities, marketing, invoicing, debt collection, facilities, human resources, accounting documentation, archive, compliance, data privacy, fleet management, project assessment, quality assurance, labor safety, investor relations, sustainability advisory services, treasury and legal services, to operate its business. Emergencia entered into a Cost Sharing Agreement with Ambipar to retain the ability to use these resources. The Cost Sharing Agreement allows Ambipar to terminate the agreement, at its sole discretion, for as long as it controls us, with sixty days’ prior written notice to Emergencia, and Emergencia to terminate the agreement with one hundred-eighty days’ prior written notice to Ambipar, with the reimbursement of all reasonable and duly documented costs and expenses incurred by Ambipar until the date of the delivery of the written notice and all reasonable and duly documented additional costs and expenses that Ambipar reasonably incurs in order to cease and terminate the Cost Sharing Agreement. The services provided under the Cost Sharing Agreement may not be sufficient to meet our needs and may not be provided at the same level as when the entities comprising Emergencia were direct and indirect wholly-owned subsidiaries of Ambipar. Emergencia and Ambipar will rely on each other to perform their obligations under the Cost Sharing Agreement. If Ambipar is unable to satisfy its material obligations under the agreement, or if the agreement is terminated, we may not be able to obtain such services at all or obtain the services on terms as favorable as those in the Cost Sharing Agreement, and could as a result suffer operational difficulties or significant losses. See also “—Risks Relating to Our Business and Industry—We may face potential conflicts of interest in negotiations with related parties.”
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
If we are (or our predecessor HPX is) a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and additional reporting requirements. Given that we are treated as the successor to HPX for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC asset and income tests will be applied for the taxable year ending December 31, 2024 and subsequent taxable years based on the assets and activities of the combined business. Based on the composition of our assets and income, we are not expected to be a PFIC for the taxable year ending December 31, 2024 or subsequent taxable years.
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
In 2021, we completed the following acquisitions:
•Enviroclear Site Services Limited (currently, Ambipar Site Services Limited), a UK company based in Wales specialized in emergency response and industrial cleaning;
•Orion Environmental Services Ltd., a Canadian company specialized in emergency response and industrial cleaning;
•Environmental Management Services Inc. (currently, Ambipar Response EMS, Inc.), a U.S. environmental consulting and remediation service provider;
•Inversiones Disal Emergencias S.A., a Chilean holding company that owns 50% of Suatrans Chile (after such acquisition, we consolidated the control of Suatrans Chile);
•SABI TECH S.A.S. (currently, Ambipar Response Colombia S.A.S.), a Colombian emergency response service provider in railroads;
•SWAT Consulting Inc. (currently, Ambipar Response SWAT, Inc.), a U.S. emergency response service provider;
•Controlpar Participações S.A. (currently, Ambipar Response ES S.A.), a Brazilian provider of consulting services focused on accident prevention and environmental licensing;
•Arrowdale LLC (currently, Ambipar Response PERS, LLC ), also known as Professional Emergency Resource Services, a U.S. first-level (remote contact with the end-user over the telephone) response service provider;
•Lynx Creek Industrial and Hydrovac LTD. and Emerge Hydrovac Inc., two Canadian emergency response and industrial service providers;

•Lehane Environmental and Industrial Services Limited, an Irish industrial service provider specialized in tank cleaning; and
•JM Serviços Integrados Ltda., Lacerda e Lacerda Serviços de Transporte e Emergências Ambientais Ltda., MDTEC Engenharia e Serviços Ltda. (currently, Ambipar Response Gás Ltda.), Fênix Emergências Ambientais Ltda. and APW Ambiental e Transporte Ltda., five bolt-on acquisitions in Brazil with complementary service offerings to strengthen our position in specific regions.
In 2022, we completed the following acquisitions:
•RG Consultoria Técnica Ambiental S.A., a Brazilian specialist in railway emergency response services operating in the state of Mato Grosso;
•First Response Inc., a Canadian specialist in environmental emergency response services focused on firefighting, with eight service centers in the provinces of British Columbia and Alberta;
•Dracares Apoio Marítimo e Portuário Ltda. (currently, Ambipar Response Dracares Apoio Marítimo e Portuário S.A.), a Brazilian specialist in response services to offshore and onshore oil spill, with eight service centers and 20 vessels;
•Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda. (currently, Ambipar Flyone Serviço Aéreo Especializado, Comércio e Serviços S.A.), a Brazilian specialist in aerial emergency response to wildfires, with 12 service centers and 19 proprietary aircrafts;
•BIOENV Análises Ambientais Ltda. (currently, Ambipar Response Analytical S.A.), a Brazilian specialist in environmental analysis and oversight, with one laboratory center;
•CTA Serviços em Meio Ambiente Ltda. (currently, Ambipar Response Fauna e Flora Ltda.), a Brazilian specialist in environmental emergency response services, in particular with respect to preserving, protecting and rehabilitating fauna and flora, with 20 service centers in the states of Rio de Janeiro, Espírito Santo and Bahia and a multidisciplinary team of more than 140 employees;
•Graham Utility Hydrovac Services, a Canadian specialist in industrial services and emergency response for the road transport industry, with a strategically located service center in Belleville, Canada;
•Ck7 Servicos de Manutenção Industrial e Reparos Em Geral Ltda (currently, Ambipar Response Tank Cleaning S.A., and known as C-Tank), a Brazilian based specialist on vessel tank cleaning, with headquarters in Niterói, Rio de Janeiro, which further expanded our portfolio and strengthened our position on the oil and gas market;
•Ridgeline Canada Inc., a Canadian emergency response company with 16 operation centers in Canada and focused on level 1 (24-hour remote emergency response by telephone) and level 2 (consulting and subcontracting of responders) services; and
•Witt O’Brien’s, a U.S. crisis and emergency management service provider for both the public and private sectors, supporting clients in several countries across the world to ensure the continuity, stability, and resilience of their mission-critical operations.
On May 3, 2022, Ambipar Emergency Response, our ultimate holding company, was incorporated as a Cayman Islands exempted company with limited liability for the purpose of consummating the Business Combination. The Company is duly registered with the Cayman Islands Registrar of Companies.
In 2023, we completed the following acquisitions:
•On February, 2023, the subsidiary Ambipar Response Dracares Apoio Marítimo e Portuário Ltda. announced the acquisition of 80% of the capital stock of Girassol Apoio Marítimo Ltda (“Girassol”). Girassol is specialist in Port support for anchored vessels such as embarkation/disembarkation of Crew; Support in the transport of cargo and various supplies to vessels anchored in Guanabara Bay; Bathymetry support; Support for ship repair activities and other related activities. It is located in the city of Niterói/RJ.
•On April, 2023, the subsidiary Ambipar Response Tank Cleaning S/A. announced the acquisition of 51% of the capital stock of Plimsoll Serviços Ltda (“Plimsoll”). Established in 1993, Plimsoll supplies all the infrastructure and service hands to manufacture, maintenance and installation of steel structures or rig equipment, general mechanical services and heavy repairs, also engineer, manufacture and design offshore structures. It is located in the city of Rio das Ostras/RJ.

•On April, 2023, the subsidiary Ambipar Response E.S. announced the acquisition of 60% of the capital stock of EKMAN - Serviços Ambientais e Oceanográficos Ltda (“EKMAN”). Created by oceanographers with extensive experience, with the aim of meeting the demand for quality environmental studies in the Oil and Gas market, and other sectors. With the advantage of having in its technical staff specialists in several environmental areas, Ekman has a wide spectrum of activities, which includes: environmental studies, data analysis, environmental diagnosis, operation and installation of meteorological and oceanographic sensors, environmental monitoring and development equipment and solutions. It is located in the city of Rio de Janeiro/RJ.
•On May, 2023, the subsidiary Ambipar Holding Canadá Inc. announced the acquisition of 100% of the capital stock of DFA Contracting Ltd (“DFA”). DFA has been in business since 2006 and is a service company that specializes in multi-well facility construction, pipeline construction, facility & pipeline maintenance, facility & wellsite decommissioning/abandonments, and reclamation for various producers in the Peace Region.
•On May 2023, the subsidiaries Ambipar Response Chile (with 50% of the share capital) and Ambipar Response Training (with 50% of the share capital) formed the company Ambipar Response Mexico, which operates in the provision of emergency services through stand by contracts.
•On July 2023, Emergência Participações S.A.announced the acquisition of 51% Ambipar Response Tank Cleaning S/A.
•On July 2023, Emergência Participações S.A. announced the acquisition of 51% Ambipar Response Tank Cleaning S/A, which has a 100% stake in the company Ambipar C-Safety Comércio, Indústria e Serviços Ltda., thus the Group has 51% control over the subsidiary.
•On July 2023, Emergência Participações S.A. partners and Ambipar Group transferred 9,999 and 1 share of participation in Ambipar Atendimento Médico Hospitalar Ltda, respectively to Environmental ESG Participações S.A. The investment was transferred for consideration and classified as related parties.
•On July, 2023, the subsidiary Ambipar Response Espírito Santo S.A. acquired 51% of the capital stock of Solução Ambiental Engenharia, Participações e Negócios Ltda. (“Solução Ambiental”). The Environmental Solution Engenharia, Participações e Negócios Ltda. Has been on the market since 2019 and is a service company specializing in engineering located in the Cambipas region, São Paulo.
•On September 2023, Ambipar Holding Canada (Holding Canada) established a holding company "Ambipar Response Industrial Services Canada (Industrial Services Canada)" and transferred all operating companies of "Industrial Services" (Orion, Lynx, Emerge and Graham) to this new Group holding company. Holding Canada acquired 100% of the company 1653395 Alberta Ltda (controlling company of Bulldog) and part of the payment to shareholders was in shares of the company Industrial Services Canada. At this time, Holding Canada transfers the shares of 1653395 Alberta Ltda to Industrial Services Canada. After this corporate movement, Holding Canada holds 70% control of Industrial Services Canada and 30% remains with Burly's Holdings Ltd.
•On October 2023, the subsidiary Ambipar Response Marine S/A announced the acquisition of 60% of the share capital of Zenith Marítima Eireli. (“Zenith”).
•On September 2023, Ambipar Response announced the acquisition of 70% of the share capital of Smr Socorro Médico E Resgate Ltda (“SMR”).
•On September 2023, Ambipar Response announced the acquisition of 70% of the share capital of Ssmr Saude Ocupacional Ltda. Epp (“SSMR”)
•On September 2023, Ambipar Response announced the acquisition of 70% of the share capital of Ssr Servicos De Seguranca E Resgate Ltda Epp (“SSR”).
•On December 2023, the subsidiary Ambipar Tank Cleaning S/A announced the acquisition of 51% of the share capital of Unidroid Robotica do Brasil Ltda. (“Unidroid”). Ambipar Response has a 51% interest in Ambipar Response Tank Cleaning, thus the Group has 26,01% control over de subsidiary.
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
Our agent for service of process in the United States is Capitol Services, Inc, 1218 Central Ave Ste 100, Albany, New York, 12205.
Capital Expenditures
Please refer to “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a description of our principal capital expenditures for the previous three years ended December 31, 2023 and those planned for 2024. We currently do not have any significant divestiture in progress.
B.Business Overview
Our Purpose and Vision
Our purpose is to help our customers address environmental and sustainability challenges to contribute to a sustainable world and protect the environment for the generations to come.
Our vision is to become a global reference in client-focused, integrated environmental solutions.
Overview
We are a leading environmental, emergency response and industrial field service provider in Brazil with presence in more than 40 countries in Latin America, North America, Europe, Africa, Antarctica, Asia and Oceania as of December 31, 2023. Through our international platform, our sophisticated special equipment and our highly qualified personnel, we provide our customers with a full suite of environmental services organized around prevention, training and emergency response on all transportation modes. Our portfolio includes a broad variety of services such as environmental remediation, industrial field services, industrial cleaning of chemical and non-chemical products and of hazardous and non-hazardous waste, consulting services focused on accident prevention and environmental licensing. We believe we are pioneers in offering several environmental and industrial field services across the value chain, in addition to being a market leader for innovation and the use of cutting-edge environmental technologies.
Our diversified customer base of over 11,000 customers as of December 31, 2023 ranges from local to blue chip and multinational companies operating in a wide range of industries, including chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking and cement, among others. Our broad and recurrent portfolio includes services contracted through our subscription model, such as emergency response services for highway accidents, industrial chemical spills and dry port emergencies, as well as services contracted through spot agreements, such as gas decommissioning, industrial silo cleaning and underground gas tanking cleaning.

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
In 2023, the Company managed its business with a focus on organic growth as the main guideline, increase cash generation, deleveraging, and focus on efficiency and integration of processes and acquired companies.
Emergency Response and Industrial Field Services
Our emergency response and industrial field service category comprises the response to accidents involving hazardous and non-hazardous chemical and non-chemical products and waste and natural disasters (fire, flood, and hurricanes), as well as tank cleaning, silo cleaning, asbestos removal, vessel and container cleaning, waste transportation and disposal, soil remediation, turnaround, and decommissioning. We also provide biological emergency management and response services, including in relation to epidemics and pandemics such as the COVID-19 pandemic. Over the years, we have been called to remediate significant environmental accidents, such as the 2019 Brumadinho mining dam collapse in Brazil, and the 2015 fire in Port of Santos in Brazil, which lasted 10 days, as well as the Callao oil spill at the Peruvian shoreline, characterized by the Peruvian Ministry of Foreign Affairs as one of the worst climate disasters in recent times. In addition, we supported containment efforts relating to the COVID-19 pandemic in the United Kingdom, in conjunction with the British army, and in Brazil at office buildings, schools, and in aircraft, buses, and other locations. Considering our prominent role in emergency situations, we have been recognized as a point of reference by public authorities in Brazil, such as the Brazilian Marines, which sent a number of its Marines to train at our training grounds in Nova Odessa, São Paulo, Brazil.
In order to serve our customers efficiently and expeditiously, we operate through a broad network of service centers (some of which are dedicated to specific customers), which are strategically distributed across South America, North America, Europe, Africa and Antarctica. These service centers are equipped with high-quality assets that are subject to frequent preventive maintenance to keep them in excellent condition and we follow standard procedures for each hazardous material category in accordance with the safety guidelines set forth by the United Nations. As of December 31, 2023, we had 347 service centers across five continents.

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
Consulting services focused on accident prevention and environmental licensing
Our consulting services include highly complex accident prevention and environmental impact studies for various industries to mitigate accident risks and ensure client compliance with the requirements under the applicable environmental licensing processes. Over the past 15 years, we have performed several consulting projects to clients in sectors such as oil and gas, mining, energy, infrastructure and logistics, ports and terminals, sanitation, steel, petrochemicals, beverages and pulp and paper. Our consulting business operates via a Global Environmental Solutions (GES) platform, offering complete and innovative environmental products and services to our customers, with a portfolio including studies of locational alternatives for projects, environmental licensing, construction management and HSE (Health, Safety and Environment) as well as the execution of environmental programs, management of contaminated areas, effluents and contaminant waste. We seek to innovate in connection with the technical delivery of our products and services, through the development of technological solutions that optimize results using digital tools and geotechnologies, which initiatives culminated in the formation of a partnership with the Environmental Systems Research Institute — ESRI®.
Training Services
In addition, we offer more than 40 professional training programs related to preventing, fighting and remediating emergencies. These services are supported by our proprietary multimodal training centers, in which we perform real-world simulations and provide periodic training to customers, as well as our employees and government agents that cooperate with us in the field, such as environmental agencies, firefighters, policemen, the army and the navy, in each case from countries such as the United Kingdom, Portugal, Brazil, Chile and Argentina, among others. As of December 31, 2023, we had four training centers in North and South America.
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
As of December 31, 2023, we employed approximately 7,000 people, including trained responders, who are trained to follow applicable regulatory guidelines and rigorous safety protocols.
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
We rendered high-quality environmental, emergency response and industrial field services over 52,000 times in 2023 through our network of service centers spread across five continents and furnished with state-of-the-art equipment, which are linked to our four regional, fully automated centralized operations centers that expedite our response to customer demand. We carefully select the locations of our service centers to optimize our network. The density of our network helps us stay close to our clients and increase our client base. In addition, our multimodal training centers ensure that our staff receives what we believe to be industry-leading training in order to best serve our customers following the utmost quality and safety standards.
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
Sustainability is not only a priority for us, but increasingly also for our clients. Businesses across the globe continue to realize that a focus on sustainability is ever more important to meeting the increasing demands and expectations of customers and stakeholders for environmental responsibility. In addition to market demand, sustainable practices are prompted by a new and stricter regulatory framework together with increasing regulatory oversight, incentivizing or mandating green practices. In Brazil and elsewhere, applicable rules and regulations assign criminal liability to environmental damages. As a result, we believe that it is increasingly essential for businesses to have a global, trustworthy and recognized environmental, emergency response and industrial field services provider like us to help them navigate the complex compliance rules as well as adopt appropriate procedures to respond to sustainability challenges.
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
We serve more than 11,000 clients in more than 40 countries (including Antarctica), many of which have decade- long relationships with us and several of which have been using our services on a recurring basis for more than five years. Our customer base consists of a broad mix of clients, spanning from local transport companies to multinational mining companies. Our clients operate in a variety of industries, such as chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking, cement, among others. The breadth of our offering allows us to become deeply embedded within our clients, who rely on us to undertake an essential role for their core business, and creates cross-selling opportunities. Our capabilities and customized solutions allow us to build strong client relationships that grow and expand over time. We believe that our long-standing customer relationship and diverse customer base limits our credit exposure to any one customer and potential cyclicality in any one industry.
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
Our management team is supported by Ambipar’s internal compliance and audit committees and organized under strict corporate governance policies and guidelines, which are in the center of all our actions. We strive for excellence in corporate governance, which is fundamental to how we manage and operate our company, from our everyday business to ESG issues. Ambipar is also listed on the Novo Mercado segment of the B3, which has the strictest governance requirements on the B3.
Our Strategy
We believe we can continue to scale our business and expand our footprint well into the future. We aim to continue strengthening our market position by implementing the key strategies set forth below.
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
As we expand our geographical footprint and services portfolio of acquired companies, we seek to benefit from our scale and the breadth of our services to increase cross-selling and ultimately drive incremental volume into our services. Cross-selling is largely driven by our capability of sharing know-how and technology developed among our businesses in different markets to our clients globally. In Brazil, for example, we did not customarily offer industrial services. We are now offering the services of industrial cleaning, specialized in cleaning of contaminant products and confined environments to our Brazilian clients, an expertise we gained from the North American companies that we acquired. In addition, the WOB Acquisition has provided us with a new and complementary customer base and has created and we believe will further create meaningful commercial synergy opportunities that we expect will be materialized through cross-selling initiatives between consulting services, such as post-emergency mitigation planning and applications development, and our current offering of large-scale emergency response services.
As part of this strategy, we intend to further develop relationships with multinational, blue chip clients that require extensive geographic coverage, both organically and inorganically. Our commercial team is an essential part of our organic business development strategy. From 2019 to 2023, we opened 172 service centers only in Brazil. We plan to invest in new commercial offices as well as in training our commercial team and those of acquired companies to strengthen our relationship with existing customers and attract new customers. In addition, we seek to leverage our acquired companies’ client portfolio by generating business leads through the recommendation of complementary services to those already provided to these clients by the acquired companies.
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

The table below shows the percentage of net revenue generated from each type of service we offer for the years indicated:

	For the year ended December 31,
	2023	2022	2021
Emergency response and industrial field services	73.1%	83.5%	90.4%
Consulting services	25.8%	15.8%	8.4%
Training services	1.1%	0.7%	1.2%
I— Emergency Response and Industrial Field Services
Our emergency response services comprise the response to accidents involving hazardous and non-hazardous chemical and non-chemical products and waste and natural disasters (fire, flood, and hurricanes), including level 1 (24-hour remote emergency response by telephone), level 2 (consulting and subcontracting of level-3 responders) and level 3 (field or on the ground service) services. Our wide range of industrial field services includes tank cleaning, silo cleaning, asbestos removal, vessel and container cleaning, waste transportation and disposal, soil remediation, turnaround, and decommissioning. We also provide biological emergency management and response services, including in connection with epidemics and pandemics such as the recent COVID-19 outbreak.
Our emergency services can be contracted by subscription or at spot:
(i)customers who subscribe to our services pay a monthly fee to rely on our emergency assistance on a stand-by basis 24 hours a day, benefit from our services for environmental regulation compliance, and have the optionality to pay the costs related to occasional emergencies at an advantageous price; and
(ii)customers who hire our services at spot are charged variable one-time fees depending on the costs related to the emergency, which are higher than those charged to customers with subscription contracts.
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

Since 2006, we have been committed to maintaining the highest level of hazmat procedures and standards for emergency responses, which we view as the golden standard for emergency responses. We comply with the 470 requirements set forth by the National Fire Protection Association — NFPA’s Standard for Competence of Responders to Hazardous Materials/ Weapons of Mass Destruction Incidents, and we are the only foreign company that is part of the NFPA’s technical committee, which is comprised of governmental authorities and legal entities involved in the chemical industry.
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
(i)Risk Analysis: We provide in-depth analyses of client processes to identify the main accident risks, their causes and consequences. For example, in 2019, we carried out a risk analysis of the iron ore runoff railway system that runs from the Carajás mines, in the state of Pará, Brazil, to the port of Ponta da Madeira, in the state of Maranhão, comprising over 1,100 km. In 2021, we carried out a risk analysis study for the Port of Santos, the main port of Brazil and the largest port complex in Latin America.
(ii)Risk Management Program (RMP): We develop risk management programs for our clients’ operations that flow through their entire processes in order to ensure the safety of their operations. Such programs include maintenance and safeguarding the integrity of critical systems as well as human resources training. Since 2019, we have developed risk management programs for more than 1,200 carriers to meet hazardous substance transportation standards in compliance with applicable technical rules.
(iii)Emergency Action Plan (EAP): We develop emergency response structure plans, which include guidance on the appropriate administrative and operational actions in case of accidents. For example, in 2021, we developed emergency action plans to ports in the South, Southeast, Northeast and North regions of Brazil.
(iv)Drills: We simulate the implementation of emergency action plans (EAP) with our clients by identifying all relevant risk scenarios, developing a communication plan with stakeholders and testing the clients’ emergency response structure. For example, we simulate explosions of industrial boilers and practice the evacuation of facilities and surrounding areas.
(v)Environmental Impact Report: We prepare environmental impact reports that are required from customers that are in the process of obtaining environmental licenses for their operations. We prepare environmental programs for our clients including education programs, waste management programs, biodiversity rescue programs, and programs related to the investigation and remediation of contaminated areas. For example, in 2021, we developed a mining environmental monitoring plan for one of our clients.
In addition, we assist our clients in obtaining the several environmental licenses that are required for their respective activities with governmental authorities. This assistance includes preparing the technical documentation required under the legislation governing the storage and transportation of hazardous substances, which are subject to inspection.
III— Training Services
We offer a set of more than 40 professional training programs related to preventing, fighting and remediating emergencies. Over the last 16 years, thousands of people have completed our programs, including governmental authorities’ staff such as firefighters and policemen of several Brazilian states, United Kingdom, Portugal, Chile and Argentina, as well as members of the Brazilian army, the Brazilian navy, and the Brazilian federal and state environmental authorities. These authorities rely on our renowned technical capacity in matters related to emergency response and risk analysis. We offer training programs in our multimodal training center located in the city of Nova Odessa, State of São Paulo, Brazil, which is one of the largest and finest training centers in Latin America, with more than 23 thousand square meters, as well as in our training centers located in Chile and Peru. In 2023, as a result of our technical capacity and know-how, we were selected by ENSCO, Inc. to lead emergency response and hazardous materials trainings at the Federal Railway Administration’s (FRA) Transportation Technology Center (TTC) in Pueblo, Colorado, United States, the largest chemical emergency training center in the world. ENSCO, Inc. is a Washington, D.C. based international technology company offering engineering, scientific and cutting-edge technology solutions to governments and private companies across the globe in the defense, transportation, aerospace, and intelligence sectors.
We also offer in-house training, with our training team located in the United Kingdom assisting clients located in various countries in Europe, the Middle East and Africa. Our structure enables us to provide training by simulating a variety of accidents, including leaks in energy pipelines and dam collapse.

Geographies
The table below shows our gross revenue breakdown by geography in the year ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
	2023	2022	2021
	(in R$ millions)
Brazil	1,041.7	597.2	288.9
Latin America (other than Brazil)(1)	223.5	211.0	170.5
North America(2)	1,329.0	790.3	297.4
Europe(3)	187.6	214.8	163.8
Gross revenue	2,781.8	1,813.3	920.6

(1)Gross revenue derived from our operations in Antarctica is included within the Latin America segment.
(2)Gross revenue derived from Witt O’Brien’s’ operations since closing of the WOB Acquisition on October 24, 2022 is included within the North America segment.
(3)Gross revenue derived from our operations in Africa is included within the Europe segment.
Gross revenue generated in Brazil, Latin America (other than Brazil), North America and Europe represented 37.4%, 8.0%, 47.8% and 6.7%, respectively, of our gross revenue for the year ended December 31, 2023, with a year-over-year gross revenue variation of 74.4%, 5.9%, 68.2% and (12.7%), respectively.
For the year ended December 31, 2022, gross revenue generated in Brazil, Latin America (other than Brazil), North America and Europe represented 32.9%, 11.6%, 43.6% and 11.8%, respectively, of our gross revenue, with a year-over-year gross revenue variation of 106.7%, 23.8%, 165.7% and 31.1%, respectively.
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

Our Customers
As of December 31, 2023, we served approximately 11,000 customers worldwide. No customer accounted for more than 10% of total revenue for the years ended December 31, 2023, 2022 or 2021.
Our People
As of December 31, 2023, we employed approximately 7,000 full-time employees. A substantial portion of these employees are represented by labor unions, through approximately 100 collective bargaining agreements. See “Item 6.D. Directors, Senior Management and Employees—Employees” for additional information.
Sales Channels and Marketing Efforts
We seek to expand market awareness of the breadth of our service offerings to current and future customers through targeted marketing opportunities, including:
•Direct sales pipeline development and management;
•Maintain an online presence through our website and social media channels by utilizing video, written content and social implementations to create awareness;
•Speaking engagements at industry conferences;
•Networking within our established channels;
•Direct sales channel management programs including both inbound and outbound programs and client referrals; and
•Public relations campaigns.
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
Seasonality
Our business in general is not subject to seasonality, however, during the second half of the year there is usually a higher incidence of weather and climate change events in the Northern Hemisphere.

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
As of the date of this annual report, we use Ambipar’s trademark portfolio as part of the Ambipar Group, including 14 registrations. Ambipar has also applied and is in the process of obtaining a total of 5 trademarks in Argentina, Canada, and United States, which are relevant to our business.

The principal owned trademark that we license from Ambipar’s portfolio brands to use in our business is “Ambipar Response” and “Ambipar,” which Ambipar has registered or is in the process of registering in all of the countries in which we operate. We entered into the Trademark Licensing Agreement with Ambipar under which Ambipar formally granted us with a non-exclusive, non-assignable, non-sublicensable and non-transferable license to use the trademarks “Ambipar Response,” “Grupo Ambipar” and “Ambipar” in any country or territory where we and our affiliates operate and do business, for an indefinite period of time. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Trademark Licensing Agreement.”
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
As of the date of this annual report, we own the domain names ambiparresponse.cl, ambiparresponse.co, ambiparresponse.com.py, ambiparresponse.pe, ambiparresponse.uk and ambiparresponse.ca, but we use the domain name https:// ir.response.ambipar.com, which is registered with the Registro.br (the Brazilian internet domain name registry) under the name of Ambipar as well as other domain names registered by Ambipar with other internet domain name registries in foreign jurisdictions.
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
We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. As of December 31, 2023, we recorded a provision for contingencies in the amount of R$0.4 million. For additional information, see note 15.1 to our audited Consolidated Financial Statements included elsewhere in this annual report.
Regulatory Overview
Our business has benefited substantially from increased government regulation. In addition, the environmental services industry itself is the subject of extensive and evolving regulation by federal, state, provincial and local authorities in all countries in which we operate. We are constantly monitoring the regulatory environment in the different jurisdictions in which we operate, which regulatory environment is often influenced by changes in leadership at the federal, state, provincial and local levels. We make a continuing effort to anticipate regulatory, political and legal developments that might affect our operations and/or strategic initiatives but cannot guarantee that we are always able to do so successfully. In addition, we cannot predict the extent to which any legislation or regulation that may be enacted or enforced in the future may affect our operations.
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
In Brazil, the rights to privacy are generally guaranteed by the Brazilian Federal Constitution, the Brazilian Civil Code and the Brazilian Consumer Protection Code, but, in the absence of more specific rules on the subject, the legitimacy of practices involving the use of personal data was historically ruled upon on a case-by-case basis by legal courts. Until August 2018, when the Brazilian Data Protection Law No. 13,709/2018, as amended by Law No. 13,853/2019 (Lei Geral de Proteção de Dados Pessoais, or the “LGPD”) was approved, the practices related to the use of personal data were regulated by sparse and sectorial laws only.
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
Since the entry into force of the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new set of rules. We have implemented changes to our policies and procedures designed to ensure our compliance with the relevant requirements under the LGPD and we are carrying out an ongoing improvement of our privacy governance. Even so, as it is a recent law, the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the “ANPD”) as regulatory agency may raise other relevant issues or provide new guidance that will require further action from us to remain fully compliant.
The ANPD has powers and responsibilities similar to the European data protection authorities, exercising a triple role, including: (i) a regulatory role, with the power to issue standards and procedures, decide on the interpretation of the LGPD and request information from controllers and operators; (ii) a punishing role, in case of breach of law, through an administrative process; and (iii) an education role, with the responsibility to disseminate information and promote knowledge of the LGPD and security measures, promoting standards of services and products that facilitate data control and preparing studies on national and international practices for the protection of personal data and privacy, among others. The ANPD has ensured technical independence, although it is subordinated to the President of Brazil.

The penalties for violations of the LGPD include: (i) warnings imposing a deadline for the adoption of corrective measures; mandatory disclosure of investigated and confirmed violations; (ii) restriction, temporary block and/or deletion of personal data; (iii) a fine of up to 2% of the company’s or group’s revenue, subject to the limit of R$50 million per violation; (iv) daily fines, subject to the aforementioned global limit; (v) partial or total prohibition of activities related to data processing, either temporarily or permanently; and (vi) publication of the violation. Under the LGPD, security breaches that may result in significant risk or damage to data subjects must be reported to the ANPD within a reasonable time period (no more than 2 business days). Moreover, the ANPD could establish other obligations related to data protection that are not described above. In addition to administrative sanctions, as a result of any noncompliance with the obligations established by the LGPD, we can be held liable for individual or collective material damages, and moral damages caused to data subjects, including when caused by third parties that serve as data processors on our behalf.
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
In the United States, California enacted the California Consumer Privacy Act (“CCPA”), which took effect in January 2020 and limits how we may collect, use and process personal data of California residents. The CCPA establishes a privacy framework for covered companies such as ours by, among other things, creating an expanded definition of personal information, establishing data privacy rights for California residents, including, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to opt out of certain sales of personal information, and creating a potentially severe statutory damages framework and private rights of action for certain data breaches. Further, in November 2020, California voters approved the California Privacy Rights Act (the “CPRA”). The CPRA, which became effective on January 1, 2023, imposes additional obligations on companies covered by the legislation and significantly modifies the CCPA, including by expanding California residents’ rights with respect to their personal data, and by establishing a regulatory agency dedicated to implementing and enforcing the CCPA (as amended by the CPRA). The effects of the CCPA and CPRA are potentially far-reaching, and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. Further, although there has been some enforcement activity and guidance, it remains unclear how various provisions will be interpreted and enforced. In addition, the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Virginia, Colorado, Utah and Connecticut have all passed comprehensive privacy statutes that are currently effective and 12 additional states have passed laws that will become effective by 2026. Furthermore, all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others.
In the EU, the EU General Data Protection Regulation (“GDPR”), went into effect in May 2018, and has and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU and EEA by imposing stringent administrative requirements for controllers and processors of personal data of EU residents, including, for example, data breach notification requirements, requirements on the cross-border transfer of data, limitations on retention of information, and rights for individuals over their personal data. The GDPR also provides that EU member states may introduce their own further laws and regulations limiting the processing of personal data. Ensuring compliance with the GDPR is an ongoing commitment that involves substantial costs, and despite our efforts, data protection authorities or others (including individual consumers) may asset that our business practices fail to comply with its requirements. Violations of GDPR requirements may result in fines and other penalties, including bans on processing and transferring personal data and change of business practices. In particular, serious breaches of the GDPR can result in administrative fines of up to 4.0% of annual worldwide revenues or up to €20 million, whichever is higher. Such penalties are in addition to any civil litigation claims by data controllers, clients and data subjects.
Since January 1, 2021, we are also required to comply with the UK equivalent of the GDPR, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which potentially authorizes similar fines and other enforcement actions for certain violations.

In addition, recent legal developments in Europe have created compliance uncertainty regarding transfers of personal data from Europe to the United States. In July 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal information from the EU to the United States, and made clear that reliance on Standard Contractual Clauses, an alternative mechanism for the transfer of personal information outside of the EU alone may not be sufficient in all circumstances. Authorities in Switzerland have also issued guidance calling the Swiss-U.S. Privacy Shield Framework inadequate and raising similar questions about the Standard Contractual Clauses. At present, there are few, if any, viable alternatives to the Standard Contractual Clauses (e. g., the Binding Corporate Rules (BCRs)). However, in March 2022, the United States and the European Commission announced that they had reached an agreement in principle to replace the Privacy Shield Framework with a new data transfer framework, the EU-U.S. Data Privacy Framework (DPF). In July 2023, the European Commission adopted an adequacy decision approving the DPF which permits a business to transfer personal data from the E.U. to the United States following a certification to the Department of Commerce that the business will adhere to data privacy principles. If we are unable to implement sufficient safeguards to ensure that our transfers of personal information from the EU are lawful, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing personal information from the EU. Loss of our ability to lawfully transfer personal data out of the EU to these or any other jurisdictions may cause reluctance or refusal by current or prospective European customers to use our products or services, and we may be required to increase our data processing capabilities in the EU at significant expense. Additionally, other countries outside of the EU have passed or are considering passing laws requiring local data residency, which could increase the cost and complexity of delivering our services.
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

A.Organizational Structure
The following is a chart of our corporate structure as of the date of this annual report:

100% - Ambipar Emergency Response (*Cayman Islands*)
100% - Emergência Participações S.A. (*Brazil*)
100% - Ambipar Response S.A. (*Brazil*)
70% - Ambipar Response ES S.A. (*Brazil*)
Other operating companies
100% - Ambipar Response Chile S.A. (*Chile*)
100% - Ambipar Holdings (UK) Limited (*United Kingdom*)
51% Ambipar Response Dracares Apoio Marítimo e Portuário S/A (*Brazil*)
51% Ambipar FlyOne Serviço Aéreo Especializado, Comércio e Serviços S/A (*Brazil*)
100% - Ambipar Holding USA, Inc (*United States*)
100% - Ambipar Holding Canada, Inc (*Canada*)
Other operating companies in Brazil
Other operating companies in Chile, Colombia, Peru and Uruguay
100% - Ambipar Response Limited (*United Kingdom*)
Other operating companies in the United Kingdom
100% - Ambipar Holding Ireland Ltd (*Ireland*)
Other operating companies in the U.S.
100% - Witt O'Brien's LLC *(United States)*
Other operating companies in Canada
100% - Lehane Environmental & Industrial Services Ltd (*Ireland*)
Other operating companies

Note: Jurisdiction of incorporation, organization, formation, as applicable, are in parentheses and italics.
B.Property, Plant and Equipment
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
As of December 31, 2023, we had a network of 347 service centers, with 240 located nationwide in Brazil; 39 in the United States and Canada; 55 in Chile, Colombia and Peru; 13 in Europe, mainly in the United Kingdom, Ireland and the Netherlands; 1 in Antarctica and 1 in Africa. In addition, we have a training center located in each of Brazil, United States, Chile and Peru.
We believe that our current facilities are suitable and adequate to meet our current and foreseeable future needs.
Item 4A.UNRESOLVED STAFF COMMENTS
None.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with our audited Consolidated Financial Statements for each of the three years ended December 31, 2023, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Financial Statement Presentation” and “Item 3.D—Key Information—Risk Factors.”
Overview
We are a leading environmental, emergency response and industrial field service provider in Brazil with presence in more than 40 countries in Latin America, North America, Europe, Africa, Antarctica, Asia and Oceania as of December 31, 2023. Through our international platform, our sophisticated special equipment and our highly qualified personnel, we provide our customers with a full suite of environmental services organized around prevention, training and emergency response on all transportation modes. Our portfolio includes a broad variety of services such as environmental remediation, industrial field services, industrial cleaning of chemical and non-chemical products and of hazardous and non-hazardous waste, consulting services focused on accident prevention and environmental licensing. We believe we are pioneers in offering several environmental and industrial field services across the value chain, in addition to being a market leader for innovation and the use of cutting-edge environmental technologies.
Our diversified customer base of over 11,000 customers as of December 31, 2023 ranges from local to blue chip and multinational companies operating in a wide range of industries, including chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking and cement, among others. Our broad and recurrent portfolio includes services contracted through our subscription model, such as emergency response services for highway accidents, industrial chemical spills and dry port emergencies, as well as services contracted through spot agreements, such as gas decommissioning, industrial silo cleaning and underground gas tanking cleaning.
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
In 2018, we started our international expansion with the acquisition of Braemar Response Ltd., a British company founded in 1948 with extensive experience in responding to environmental emergencies, responding to our customers’ demand in Europe. In 2020, we acquired Allied International Emergency, LLC in the United States, which provides emergency response, environmental remediation and industrial services. In addition to that acquisition, since 2020, we have completed seven other acquisitions in the United States, including the WOB Acquisition, six in Canada (including our recent acquisition of Ridgeline Canada Inc. in August 2022), two in Europe and two in Latin America (including the consolidation of our control of Suatrans Chile). We believe that the WOB Acquisition has been and continues to be transformational for us as it strengthened our presence on continents where we were already active and allowed us entry into Asia and Oceania. In 2023 and 2022, we executed more than 52,000 and 37,000 service deliveries to our customers, respectively. We organize our services within three categories: (i) emergency response and industrial field services; (ii) consulting services focused on accident prevention and environmental licensing; and (iii) training services.
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

In 2023, we completed 10 acquisitions which were Girassol Apoio Marítimo Ltda (Brasil), Ekman – Serviços Ambientais e Oceanográficos Ltda (Brasil), Plimsoll Serviços Ltda (Brasil), DFA Contracting Ltd (Canadá), RMC2 Soluções Ambientais Ltda (Brasil), Unidroid Robotica Do Brasil Ltda (Brasil), Smr Socorro Médico E Resgate Ltda (Brasil), Ssmr Saude Ocupacional Ltda. Epp (Brasil), Ssr Servicos De Seguranca E Resgate Ltda Epp (Brasil), Ambipar Response Maritime Services PDA S.A.(Brasil). Also in 2023, Ambipar Holding Canada (Holding Canada) established a holding company "Ambipar Response Industrial Services Canada (Industrial Services Canada)" and transferred all operating companies of "Industrial Services" (Orion, Lynx, Emerge and Graham) to this new Group holding company. Holding Canada acquired 100% of the company 1653395 Alberta Ltda (controlling company of Bulldog) and part of the payment to shareholders was in shares of the company Industrial Services Canada. At this time, Holding Canada transfers the shares of 1653395 Alberta Ltda to Industrial Services Canada. After this corporate movement, Holding Canada holds 70% control of Industrial Services Canada and 30% remains with Burly's Holdings Ltd.
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
The table below shows the percentage of net revenue generated from each type of service we offer for the years indicated:

	For the year ended December 31,
	2023	2022	2021
Emergency response and industrial field services	73.1%	83.5%	90.4%
Consulting services	25.8%	15.8%	8.4%
Training services	1.1%	0.7%	1.2%
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
In October 2022, in order to accelerate our growth strategy, we acquired Witt O’Brien’s. See “Item 4.B. Information of the Company—Business Overview—The WOB Acquisition”. As a result of this acquisition, our gross revenue derived from consulting services increased and reached 16.1% of total revenues, as we incorporated Witt O’Brien’s to our ecosystem acquiring consulting services capabilities, such as disaster mitigation, emergency preparedness and recovery, and seeking cross-selling opportunities with existing customers of Witt O’Brien’s.

Principal Factors Affecting Our Results of Operations
We believe that the trends affecting our performance for historical periods and future periods include the following key factors:
Driving Inorganic Growth through Strategic Acquisitions: Our ability to identify, execute and integrate strategic acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the emergency response industry, our growth and success depend on our ability to find and realize the benefits of consolidation opportunities. Our diversified business model complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. We have completed 36 acquisitions since 2020. We focus on acquiring businesses that allow us to increase our geographic footprint, demonstrate services quality and brand recognition, have well maintained equipment, with a strong team which remains aligned for the post-acquisition period. We believe the integration of these acquisitions with our existing platform is a key factor to our success, opening new markets, providing us with consolidation and cross-selling opportunities while leveraging cost synergies across our operations. Maintaining a diversified model is therefore critical to execute our inorganic growth strategy and helping us reduce execution risk inherent in single-market and single-service offering strategies.
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
In addition, other significant factors affecting our performance and results of our operations include:
•Our ability to attract new clients and our ability to retain existing clients, as well as to increase our net revenue from existing clients pursuant to the expansion of services provided to them;
•Our ability to expand and deepen the quality, range and diversity of our portfolio of service offerings while maintaining excellent quality standards;
•Our ability to maintain favorable pricing;
•Our ability to comply with environmental regulations and hazardous materials, at a local, national and international level;
•Our ability to maintain and strengthen a strong brand and corporate reputation;
•The impact of natural disasters or health epidemics/pandemics
•Economic growth rates in the industries and countries in which our clients operate, as well as their impact on our clients’ expenditures on our services;

•Wage rates and operating costs in the countries where we operate, particularly in Brazil, United States, Canada, Chile and the United Kingdom, where most of our employees are based;
•Changes in foreign exchange rates, particularly fluctuations in exchange rates between the Brazilian real and the other currencies in which our subsidiaries operate; and
•The level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt and financial income on our cash and cash equivalents.
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
Our Segments
Our business operations are organized in one operating and reporting segment, and our revenue is divided into four geographic segments, which correspond to the principal regions in which we operate: Brazil, Latin America (other than Brazil), Europe and North America. As of December 31, 2023, our most significant segment was North America, representing 47.8% of our gross revenue (compared to 43.6% for the year ended December 31, 2022), followed by Brazil, representing 37.4% of our gross revenue (compared to 32.9% for the year ended December 31, 2022), Latin America (other than Brazil), representing 8.0% of our gross revenues (compared to 11.6% for the year ended December 31, 2022), and Europe, representing 6.7% of our gross revenue (compared to 11.8% for the year ended December 31, 2022).
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
Additionally, our calculations of EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For a reconciliation of EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate to the most directly comparable IFRS measure, see “— Reconciliation of Non-GAAP Financial Measures.”

	For the year ended December 31,
	2023	2023	2022	2021
	(Unaudited)
	(in US$ millions, except %)(1)	(in R$ millions, except %)
EBITDA(2)	109.0	544.3	448.8	238.2
EBITDA Margin(3)	21.0%	21.0%	26.6%	29.0%
ROIC(4)	19.6%	19.6%	29.4%	28.7%
Free Cash Flow(5)	50.2	250.5	250.3	(20.8)
Cash Conversion Rate(6)	46.0%	46.0%	55.8%	(8.7)%

(1)For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$4.9953 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
(2)We calculate EBITDA as profit (loss) for the year plus income tax and social contribution plus net finance cost/revenue plus depreciation and amortization expenses, in each case for the relevant period. Our calculation of EBITDA may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.
(3)We calculate EBITDA Margin as EBITDA for the relevant period divided by net revenue for the relevant period. Our calculation of EBITDA Margin may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.
(4)We calculate ROIC as net operating profit after tax for the relevant period divided by invested capital. We define net operating profit after tax as operating profit for the relevant period minus income tax adjustment. Income tax adjustment is defined as operating profit for the relevant period multiplied by our effective tax rate for the relevant period, the numerator of which is income tax and social contribution and the denominator of which is profit before tax. We define invested capital as total shareholders’ equity minus goodwill minus intangibles assets plus current and non-current loans and financing plus debentures plus non-current related party loans liabilities plus current and non-current obligations from acquisition of investment plus dividend payable minus cash and cash equivalents minus non-current related party loans assets. Although ROIC is commonly used as a measure of capital efficiency, definitions of ROIC differ, and our computation of ROIC may not be comparable to other similarly titled measures of other companies.
(5)We calculate Free Cash Flow as EBITDA for the relevant period minus change in working capital minus acquisition of property, plant and equipment and intangible assets. Change in working capital is calculated as the sum of changes in current assets and liabilities affecting the cash generated from operating activities in the statements of cash flow. Our calculation of Free Cash Flow may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.
(6)We calculate Cash Conversion Rate as Free Cash Flow for the relevant period divided by EBITDA for the relevant period. Our calculation of Cash Conversion Rate may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies.

Reconciliation of Non-GAAP Financial Measures
The following table below sets forth a reconciliation of our Profit for the year to EBITDA and EBITDA Margin for each of the periods indicated:

	As of and for the year ended December 31,
	2023	2023	2022	2021
	(Unaudited)
	(in US$ millions, except %)(1)	(in R$ millions, except %)
Profit for the year	3.4	17.2	187.9	138.1
(+) Income tax and social contribution	18.4	91.9	44.9	37.9
(+) Net finance cost/revenue	50.3	251.3	104.0	2.0
(+) Depreciation and amortization expenses	36.4	181.9	112.0	60.2
EBITDA (a)	108.5	542.3	448.8	238.2
Net revenue (b)	518.5	2,590.0	1,684.9	822.2
EBITDA Margin (a)/(b)	21.0%	21.0%	26.6%	29.0%

(1)For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$4.9953 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
The following table below sets forth a reconciliation of our Profit for the year to Free Cash Flow and Cash Conversion Rate for each of the periods indicated:

	For the year ended December 31,
	2023	2023	2022	2021
	(Unaudited)
	(in US$ millions, except %)(1)	(in R$ millions, except %)
Profit for the year	3.4	17.2	187.9	138.1
(+) Income tax and social contribution	18.4	91.9	44.9	37.9
(+) Net finance cost/revenue	50.3	251.3	104.0	2.0
(+) Depreciation and amortization expenses	36.4	181.9	112.0	60.2
EBITDA (b)	108.5	542.3	448.8	238.2
(-) Change in working capital(2)	(10.7)	(53.5)	102.8	135.2
(-) Acquisition of property, plant and equipment and intangible assets	(48.1)	(240.3)	95.7	123.8
Free Cash Flow (a)	50.2	250.5	250.3	(20.8)
Cash Conversion Rate (a)/(b)	46.0%	46.0%	55.8%	(8.7)%

(1)For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$4.9953 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
(2)Change in working capital is calculated as the sum of changes in current assets and liabilities affecting the cash generated from operating activities in the statements of cash flow.

The following table below sets forth a reconciliation of our operating Profit for the year to ROIC for each of the periods indicated:

	As of and for the year ended December 31,
	2023	2023	2022	2021
	(Unaudited)
	(in US$ millions, except %)(1)	(in R$ millions, except %)
Operating profit	72.1	360.4	336.8	178.0
Income tax adjustment(2)	(21.6)	(108.1)	(65.0)	(38.3)
Net operating profit after tax (a)	50.5	252.3	271.8	139.7
Total shareholders’ equity	271.6	1,356.8	447.1	337.9
(-) Goodwill	307.7	1,537.1	1,192.3	585.7
(-) Intangibles assets	71.8	358.7	420.2	9.6
(+) Loans and financing (current and non-current)	140.5	701.9	717.3	155.3
(+) Debentures	109.3	545.8	600.7	—
(+) Related parties loans liabilities (non-current)	124.3	620.8	769.8	482.2
(+) Obligations from acquisition of investment (current and non-current)	70.6	352.8	223.4	229.4
(+) Dividend payable	11.5	57.4	76.9	31.5
(-) Cash and cash equivalents	84.7	423.3	271.6	118.9
(-) Related parties loans assets (current and non-current)	5.9	29.3	26.2	34.7
Invested capital (b)	257.6	1,287.0	925.0	487.4
ROIC (a)/(b)	19.6%	19.6%	29.4%	28.7%

(1)For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$4.9953 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2023, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
(2)Income tax adjustment is defined as operating profit for the relevant period multiplied by our effective tax rate for the relevant period, the numerator of which is income tax and social contribution and the denominator of which is profit before tax.

Results of Operations
Comparison of Results of Operations for the Years ended December 31, 2023 and 2022

	For the year ended December 31,
	2023	2022	Variation
	(in R$ millions)		%
Net revenue	2,590.0	1,684.9	53.7%
Cost of services rendered	(2,090.5)	(1,337.8)	56.3%
Gross profit	499.5	347.1	43.9%
Operating expenses
Selling, general and administrative expenses	(28.4)	(26.5)	7.2%
Equity in earnings of investments	—	3.6	n.m.
Other income, net expenses	(110.7)	12.5	n.m.
Operating profit	360.4	336.7	7.0%
Net finance cost/revenue	(251.3)	(104.0)	141.6%
Net income before income and social contribution taxes	109.0	232.8	(53.2)%
Income tax and social contribution	(91.9)	(44.9)	104.7%
Profit for the year	17.1	187.9	(90.8)%
Gross revenue
The table below shows the gross revenue of our geographic segments for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022	Variation
	(in R$ millions)		%
Brazil	1,041.7	597.2	74.4%
Latin America (other than Brazil)(1)	223.5	211.0	5.9%
North America(2)	1,329.0	790.3	68.2%
Europe(3)	187.6	214.8	-12.7%
Gross revenue	2,781.8	1,813.3	53.4%

(1)Gross revenue derived from our operations in Antarctica is included within the Latin America segment.
(2)Gross revenue derived from Witt O’Brien’s’ operations since closing of the WOB Acquisition on October 24, 2022 is included within the North America segment.
(3)Gross revenue derived from operations in Africa is included within the Europe segment.
Gross revenue for the year ended December 31, 2023 amounted to R$2,781.9 million, compared to R$1,813.3 million in the year ended December 31, 2022, which represents an increase of R$968.6 million, or 53.4%.
The increase in gross revenue was primarily due to: (1) the acquisitions we concluded in the North America and Brazil segments, which experienced the largest growth in the period, reaching a gross revenue of R$1,329.0 million and R$790.3 million in the year ended December 31, 2023, respectively, from R$790.3 million and R$597.2 million in the year ended December 31, 2022, respectively, as a result of a wider regional reach and, consequently, an increase in the overall number of subscription contracts and spot contracts; and (2) an increase of our gross revenue generated in our Latin America segment (other than Brazil) of R$12.5 million, or 5.9%, in the year ended December 31, 2023, primarily as a result of the expansion of our existing operations in Chile and Peru and the start of new operations in Colombia. These increases were partially offset by a negative effect of 3.3 percentage points on our gross revenue as a result the depreciation of the U.S. dollar, Canadian dollar and the British pound against the real.

Cost of services rendered
Cost of services rendered for the year ended December 31, 2023 amounted to R$ 2,090.5 million, compared to R$1,337.8 million in the year ended December 31, 2022, which represents an increase of R$752.7 million, or 56.3%. This increase was primarily due to the acquisitions we completed in the period and the increase in operations, consistent with the increase in net revenue described above, as partially offset by a positive effect of 3.3 percentage point on our cost of services rendered, as a result of the appreciation of the U.S. dollar, Canadian dollar and the British pound against the real. Cost of services represented 80.7% and 79.4% of our net revenue, respectively, in the year ended December 31, 2023 and 2022.
Gross profit
Gross profit for the year ended December 31, 2023 amounted to R$499.5 million, compared to R$347.1 million in the year ended December 31, 2022, which represents an increase of R$152.4 million, or 43.9%. Gross profit represented 19.3% and 20.6% of our net revenue, respectively, for the years ended December 31, 2023 and 2022. The decrease in gross profit margin was primarily due to the increase in cost of services rendered in the year ended December 31, 2023 as a percentage of net revenue, as a result of increased costs related to third-party providers and fuel caused by inflationary cost pressure, supply chain disruptions, and increases in oil prices in the period, as well as decreased economies of scale resulting from (1) recently acquired businesses that were in the process of being integrated into our ecosystem, and (2) organic growth in markets which we had recently entered and had smaller operations. The adoption of heightened controls over our costs and expenditures following recent acquisitions helped to mitigate inflationary pressures, including by means of centralizing negotiations with suppliers at the corporate level and the renegotiation of pricing terms with suppliers, and we have been able to gradually increase prices as a way to pass on costs and improve gross profit margins. Supply chain disruptions have been mitigated through the earlier ordering of vehicles and equipment, and increasing utilization of suppliers who have more favorable delivery terms. The increase in cost of services rendered as a percentage of net revenue was partially offset primarily by a decrease in costs with personnel as a percentage of net revenue due to workforce optimization.
Selling, general and administrative expenses
Selling, general and administrative expenses for the year ended December 31, 2023 amounted to R$28.4 million, compared to R$26.5 million in the year ended December 31, 2022 which represents an increase of R$1.9 million, or 7.2%. Selling, general and administrative expenses represented, respectively, 1.1% and 1.6% of our net revenue in the year ended December 31, 2023 and 2022.
Equity in earnings of investments
There was no Equity in earnings of investments for the year ended December 31, 2023, compared to R$3.6 million in the year ended December 31, 2022 as a result of earnings arising from operations of O’Brien’s do Brasil, a joint venture with Environpact, a wholly-owned subsidiary of OceanPact, through which Witt O’Brien’s conducted certain of its operations in Brazil in 2022. As part of the integration of Witt O’Brien’s’ operations with our business, we sold the totality of our ownership interest in O’Brien’s do Brasil to Environpact on February 23, 2023 for the amount of R$11.0 million, thus terminating the joint venture. For additional information, see “Item 4.B.—Information on the Company—Business Overview—The WOB Acquisition.”
Operating profit
Operating profit for the year ended December 31, 2023 amounted to R$360.4 million, compared to R$336.7 million in the year ended December 31, 2022, which represented an increase of R$23.7 million, or 7.0%, due to the factors described above.

Net finance cost/revenue
Our net finance costs increased by R$147.3 million, or 141.6%, to R$251.3 million for the year ended December 31, 2023 from R$104.0 million for the year ended December 31, 2022. Finance income increased by R$33.9 million, or 353.1%, to R$43.5 million in the year ended December 31, 2023 from R$9.6 million in the year ended December 31, 2022, primarily due to an increase in foreign-exchange rate income, as partially offset by a greater average cash balance in the period which resulted in an increase in revenues from interest earning bank deposits. Our finance costs increased by R$181.3 million, or 159.7%, to R$294.8 million in the year ended December 31, 2023 from R$113.5 million in the year ended December 31, 2022 primarily due to an increase of R$36.6 million and R$27.2 million in year ended December 31, 2022 in debentures interest and interest on loans, respectively, primarily as a result of our First Issuance of Debentures in 2022, the Second Issuance of Debentures and the borrowing under the loan agreement with Itau BBA International PLC to finance the WOB Acquisition in 2022.
Net income before income and social contribution taxes
Profit before tax for the year ended December 31, 2023 amounted to R$109.0 million, compared to R$232.8 million in the year ended December 31, 2022, which represents a decrease of R$123.8 million, or 53.2%, due to the factors described above.
Income tax and social contribution
Income tax and social contribution expense for the year ended December 31, 2023 was R$91.9 million, compared R$44.9 million in the year ended December 31, 2022, which represents an increase of R$47.0 million, or 104.7%. This increase was primarily due to the increase in the provision for deferred taxes.
Profit for the year
As a result of the foregoing factors, our profit for the year ended December 31, 2023 amounted to R$17.2 million, compared to R$187.9 million in the year ended December 31, 2022, which represents a decrease of R$170.7 million, or 90.8%. Profit represented, respectively, 0.7% and 11.2% of the net revenue for the years ended December 31, 2023 and 2022.
Comparison of Results of Operations for the Years ended December 31, 2022 and 2021

	For the year ended December 31,
	2022	2021	Variation
	(in R$ millions)		%
Net revenue	1,684.9	822.2	104.9%
Cost of services rendered	(1,337.8)	(618.7)	116.2%
Gross profit	347.1	203.5	70.6%
Operating expenses
Selling, general and administrative expenses	(26.5)	(26.8)	(1.1)%
Equity in earnings of investments	3.6	—	n.m.
Other income, net expenses	12.5	1.4	792.9%
Operating profit	336.7	178.1	89.2%
Net finance cost/revenue	(104.0)	(2.0)	5,095.0%
Net income before income and social contribution taxes	232.7	176.1	32.3%
Income tax and social contribution	(44.9)	(37.9)	18.5%
Profit for the year	187.8	138.2	36.1%

Gross revenue
The table below shows the gross revenue of our geographic segments for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
	2022	2021	Variation
	(in R$ millions)		%
Brazil	597.2	288.9	106.7%
Latin America (other than Brazil)(1)	211.0	170.5	23.8%
North America(2)	790.3	297.4	165.7%
Europe(3)	214.8	163.8	31.1%
Gross revenue	1,813.3	920.6	97.0%

(1)Gross revenue derived from our operations in Antarctica is included within the Latin America segment.
(2)Gross revenue derived from Witt O’Brien’s’ operations since closing of the WOB Acquisition on October 24, 2022 is included within the North America segment.
(3)Gross revenue derived from operations in Africa is included within the Europe segment.
Gross revenue for the year ended December 31, 2022 amounted to R$1,813.3 million, compared to R$920.6 million in the year ended December 31, 2021, which represents an increase of R$892.7 million, or 97.0%.
The increase in gross revenue was primarily due to: (1) the acquisitions we concluded in the North America and Brazil segments, which experienced the largest growth in the period, reaching a gross revenue of R$790.3 million and R$597.2 million in the year ended December 31, 2022, respectively, from R$297.4 million and R$288.9 million in the year ended December 31, 2021, respectively, as a result of a wider regional reach and, consequently, an increase in the overall number of subscription contracts and spot contracts; and (2) an increase of our net revenue generated in our Latin America segment (other than Brazil) of R$40.5 million, or 23.8%, in the year ended December 31, 2022, primarily as a result of the expansion of our existing operations in Chile and Peru and the start of new operations in Colombia. These increases were partially offset by a negative effect of 4.3 percentage points on our net revenue as a result the depreciation of the U.S. dollar, Canadian dollar and the British pound against the real.
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
Income tax and social contribution
Income tax and social contribution expense for the year ended December 31, 2022 was R$44.9 million, compared R$37.9 million in the year ended December 31, 2021, which represents an increase of R$7.0 million, or 18.5%. This decrease was primarily due to the decrease in the provision for deferred taxes.
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
Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments, which have an immaterial risk of change in value. As of December 31, 2023 and December 31, 2022 our cash and cash equivalents amounted to R$423.3 million and R$271.6 million, respectively. Third party financing includes working capital loans, investment financing for the acquisition of heavy vehicles and machinery and fixed-rate financing agreements, as well as, for the year ended December 31, 2022 and 2023, the issuance of Debentures. As of December 31, 2023 and 2022, our current loans and financing amounted to R$84.4 million and R$67.7 million, respectively, and our current debentures amounted to R$79.7 million and R$84.2 million, respectively. During the year ended December 31, 2023 and the year ended December 31, 2022, net cash generated from financing activities were R$541.8 million and R$994.7 million, respectively.

As a result of the completion of the Business Combination concluded in 2023, we raised gross proceeds of $174.2 million, of which $50.5 million were in the form of the conversion into equity of a portion of the intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement (without considering any payment of Business Combination related transaction expenses). Total direct transaction costs of Ambipar and HPX were approximately $18.0 million, substantially all of which will be recorded as a reduction to additional paid-in capital. We expect to incur additional annual expenses as a public company for, among other things, director fees and additional internal and external accounting, legal and administrative resources, including increased audit, legal, and filing fees. After the consummation of the Business Combination, our principal sources of liquidity remained cash and cash equivalents, including net proceeds from the Business Combination, and cash flow from financing activities.
We intend to increase our capital expenditures, for organic and inorganic uses, to support the growth in our business and operations. Our management believes that our current available cash and cash equivalents and financial investments, and the cash flows from our operating activities, will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. This estimate is based on our current business plan and expectations and assumptions in light of current macroeconomic conditions. However, we cannot guarantee that our liquidity assumptions will prove to be correct, and we could exhaust our available financial resources sooner than we currently expect.
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
In addition, there is no assurance that the holders of the Warrants will elect to exercise any or all of the Warrants, which could impact our liquidity position. Whether warrantholders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the Class A Ordinary Shares, the last reported sales price for which was $4.30 per share on April 30, 2024. Each Warrant became exercisable for one Class A Ordinary Share at an exercise price of $11.50, provided, however, that an effective registration statement or a valid exemption therefrom is available. Therefore, if and when the trading price of the Class A Ordinary Shares is less than $11.50, we expect that warrantholders would not exercise their Warrants. We could receive up to an aggregate of approximately $186.1 million if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the warrant holders exercise the Warrants. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity on March 3, 2028, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash discussed elsewhere in this annual report to continue to fund our operations.

Consolidated Statements of Cash Flows
The following table sets forth certain consolidated cash flow information for the years indicated:

	For the year ended December 31,
	2023	2022	2021
	(in R$ millions)
Cash and cash equivalents at the end of the year	423.3	271.6	118.9
Net cash generated from operating activities	96.2	470.9	64.3
Net cash used in investing activities	(412.0)	(1,320.8)	(448.4)
Net cash generated from financing activities	541.8	994.7	433.2
Exchange rate change in cash and cash equivalent	(74.4)	7.8	8.0
Increase in cash and cash equivalents	226.1	144.9	49.2
Net cash generated from operating activities
Our net cash generated from operating activities decreased to R$96.2 million for the year ended December 31, 2023 from R$470.9 million of net cash generated from operating activities for the year ended December 31, 2022, primarily due to the following factors:
•our profit for the year ended December 31, 2023 decreased to R$17.2 million from R$187.9 million for the year ended December 31, 2022, combined with adjustments for non-cash items consisting primarily of:
(1)an increase in interest on loans and financing and exchange-rate change to a positive net cash of R$150.8 million in the year ended December 31, 2023 compared to a positive net cash of R$96.7 million in the year ended December 31, 2022, as a result of an increase in our debentures and loans and financing combined with the increase in Brazil’s base interest rates in the period;
(2)an increase in depreciation and amortization to R$181.9 million in the year ended December 31, 2023 from R$112.0 million in the year ended December 31, 2022, mainly as a result of an increase of R$271.5 million in property, plant and equipment to R$787.6 million in the year ended December 31, 2023;
(3)a decrease in residual value of written-off property, plant and equipment and intangible assets to R$19.3 million in the year ended December 31, 2023 from an increase of R$26.3 million in the year ended December 31, 2022, due to write-offs in machinery, equipment and vehicles;
•changes in assets and liabilities resulted in a total inflow of R$53.5 million in the year ended December 31, 2023 compared to a total inflow of R$102.8 million for the year ended December 31, 2022, resulting primarily as a result of:
(1)a decrease in accounts receivables by R$22.3 million for the year ended December 31, 2023 compared to an decrease by R$85.5 million for the year ended December 31, 2022, primarily as a result of our focus to return to normalized payment schedules in the year ended December 31, 2023; and
(2)(i) an increase in advances to suppliers of R$2.3 million for the year ended December 31, 2023, compared to an increase of R$23.6 million for the year ended December 31, 2022, and (ii) a decrease in services acquired from suppliers of R$65.3 million for the year ended December 31, 2023 compared to a decrease of R$2.0 million for the year ended December 31, 2022, in each case primarily as the result of the growth of our operations and the return to normal payment schedules to our suppliers following stabilization;
as partially offset by:
(1)a decrease in taxes payable of R$44.7 million for the year ended December 31, 2023, compared to an increase of R$34.2 million for the year ended December 31, 2022, primarily as the result of an increase in net income before income and social contribution taxes;
(2)A decrease in prepaid expense of R$6.2 million for the year ended December 31, 2023 compared to an increase of R$32.9 million for the year ended December 31, 2022, primarily due to prepaid expenses related to the Business Combination.

Our net cash generated from operating activities increased to R$470.9 million for the year ended December 31, 2022 from R$64.3 million of net cash generated from operating activities for the year ended December 31, 2021, primarily due to the following factors:
•our profit for the year ended December 31, 2022 increased to R$187.9 million from R$138.1 million for the year ended December 31, 2021, combined with adjustments for non-cash items consisting primarily of:
(1)an increase in interest on loans and financing and exchange-rate change to a positive net cash of R$96.7 million in the year ended December 31, 2022 compared to a positive net cash of R$2.9 million in the year ended December 31, 2021, as a result of an increase in our debentures and loans and financing combined with the increase in Brazil’s base interest rates in the period;
(2)an increase in depreciation and amortization to R$112.0 million in the year ended December 31, 2022 from R$60.2 million in the year ended December 31, 2021, mainly as a result of an increase of R$219.7 million in property, plant and equipment to R$516.1 million in the year ended December 31, 2022;
(3)an increase in residual value of written-off property, plant and equipment and intangible assets to R$26.3 million in the year ended December 31, 2022 from a decrease of R$6.3 million in the year ended December 31, 2021, due to write-offs in machinery, equipment and vehicles;
•changes in assets and liabilities resulted in a total inflow of R$102.8 million in the year ended December 31, 2022 compared to a total outflow of R$135.2 million for the year ended December 31, 2021, resulting primarily as a result of:
(1)a decrease in accounts receivables by R$85.5 million for the year ended December 31, 2022 compared to an increase by R$79.2 million for the year ended December 31, 2021, primarily as a result of our focus to return to normalized payment schedules in the year ended December 31, 2022; and
(2)(i) a decrease in advances to suppliers of R$23.6 million for the year ended December 31, 2022, compared to an increase of R$29.3 million for the year ended December 31, 2021, and (ii) a decrease in services acquired from suppliers of R$2.0 million for the year ended December 31, 2022 compared to a decrease of R$21.7 million for the year ended December 31, 2021, in each case primarily as the result of the growth of our operations and the return to normal payment schedules to our suppliers following stabilization of the impacts of the COVID-19 pandemic on our value chain;
as partially offset by:
(1)An increase in taxes payable of R$34.2 million for the year ended December 31, 2022, compared to an increase of R$2.9 million for the year ended December 31, 2021, primarily as the result of an increase in net income before income and social contribution taxes;
(2)an increase in prepaid expense of R$32.9 million for the year ended December 31, 2022 compared to a decrease of R$1.8 million for the year ended December 31, 2021, primarily due to prepaid expenses related to the Business Combination.
Net cash used in investing activities
Our net cash used in investing activities consisted primarily of cash expended on acquisitions and cash spent on companies’ acquisitions; net of cash received and acquisition of property, plant and equipment and intangible assets.
Our net cash used in investing activities increased to R$412.0 million for the year ended December 31, 2023 from R$1,320.8 million in net cash used in investing activities for the year ended December 31, 2022, primarily due to a reduction in (1) cash spent on companies’ acquisitions (net of cash received) and (2) payment of obligations from acquisition of investments, as partially offset by an increase in cash spent on the acquisition of property, plant and equipment and intangible assets.

Our net cash used in investing activities increased to R$1,320.8 million for the year ended December 31, 2022 from R$448.9 million in net cash used in investing activities for the year ended December 31, 2021, primarily due to an increase in (1) cash spent on companies’ acquisitions (net of cash received) and (2) payment of obligations from acquisition of investments, as partially offset by a decrease in cash spent on the acquisition of property, plant and equipment and intangible assets.
Net cash generated from financing activities
Our net cash generated from financing activities increased to R$541.8 million for the year ended December 31, 2023 from R$994.7 million of net cash generated from financing activities for the year ended December 31, 2022, primarily due to (1) a decrease to R$124.3 million for the year ended December 31, 2023 from R$446.9 million for the year ended December 31, 2022 in proceeds from loans and financing and (2) a decrease in funding of our Debentures, as offset by an increase to R$98.2 million for the year ended December 31, 2023, from R$71.0 million for the year ended December 31, 2022, in cash generated from financing received from related parties, primarily Ambipar. For more information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”
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
For the years ended December 31, 2023, 2022 and 2021, our total capital expenditures amounted to R$412.0 million R$1,320.8 million, and R$448.4 million, respectively, representing 15.9%, 78.4% and 54.5% of our net revenue respectively. We divide our capital expenditures in three categories: (1) cash spent on companies’ acquisitions; net of cash received, amounting to R$47.1 million for the year ended December 31, 2023, from R$1,090.0 million for the year ended December 31, 2022, and R$286.1 million for the year ended December 31, 2021; (2) acquisition of property, plant and equipment and intangible assets amounting to R$240.3 million for the year ended December 31, 2023, from R$95.7 million for the year ended December 31, 2022 and R$123.8 million for the year ended December 31, 2021; and (3) payment of obligations from acquisitions of investments amounting to R$124.6 million for the year ended December 31, 2023, from R$135.0 million for the year ended December 31, 2022 and R$38.5 million for the year ended December 31, 2021, which relate to payments of earn-outs or installments to former controlling shareholders of previously acquired companies.
We expect to maintain the amount of our capital expenditures for 2024 at the same level of 2023 to support the organic and inorganic growth in our business and operations. Our management believes that the proceeds from our current available cash and cash equivalents and financial investments, and the cash flows from our operating activities, will be sufficient to meet our capital expenditures in the ordinary course of business for the next 12 months. This estimate is based on our current business plan and expectations and assumptions in light of current macroeconomic conditions. However, we cannot guarantee that our liquidity assumptions will prove to be correct, and we could exhaust our available financial resources sooner than we currently expect. Our future capital requirements will depend on several factors, including those described above in “— Liquidity and Capital Resources” as well as in “Item 3.D. Key Information—Risk Factors” in this annual report.
Loans and financing and Debentures
As of December 31, 2023, we had R$545.8 million in outstanding debentures (compared to R$600.7 million as of December 31, 2022) and R$701.9 million in outstanding loans and financing (compared to R$717.3 million as of December 31, 2022).

The table below shows the main characteristics of our debentures and loans and financing agreements as of December 31, 2023.

	As of December 31, 2023
	Weighted Average Interest rate on December 31, 2023	Maturity	Current	Current
			(in R$ millions)
Working capital(1)	2.71% + CDI and 6.36%	October 2030	48.5	511.6
Investment financing(2)	14.13%	June 2033	27.3	70.7
Financial leases liabilities	5.30%	September, 2027	8.6	35.3
Debentures	CDI + 2.65% and 3.5%	September, 2028	79.7	466.1
Total			164.1	1,083.7

(1)Certain working capital loans are guaranteed by Ambipar. Includes the $90.0 million IBBA Loan Agreement by and between Ambipar USA, as borrower, Emergencia, as guarantor, and Itau BBA International PLC, as lender.
(2)Investment financing through FINAME (Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais) for the acquisition of heavy vehicles and machinery used for our operations. Financing with FINAME funds is secured by the financed assets.
Payment schedule of installments of loans and financing
The table below summarizes the payment schedule of installments of our loans and financing:

As of December 31, 2023
(in R$ millions)
Year of maturity:
2024	—
2025	80.4
2026	64.5
2027	467.2
2028	20.2
2029	4.2
Total	636.5
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

As of December 31, 2023
(in R$ millions)
Year of maturity:
2024	—
2025	118.4
2026	118.4
2027	118.4
2028	118.4
2029	—
Total	473.7
Funding cost (long term)	(7.6)
466.1
Restrictive Covenants
We are subject to certain restrictive covenants present in our Deeds of Debenture and the IBBA Loan Agreement. These covenants include, among other obligations, preservation of certain financial ratios, limitations on assets disposal, control disposal and corporate reorganization, and other provisions on obligations default, judicial reorganization and bankruptcy, death, insolvency, interdiction, change in corporate purpose or in a significant portion of assets and final and unappealable decisions on discrimination based on race and gender, child labor, slave labor, harassment or crime against the environment. As of December 31, 2023, we were in compliance with all of our restrictive covenants.
Debenture Guarantees
We have provided guarantees to (i) the first issuance of R$900.0 million in aggregate principal amount of secured, non-convertible debentures due June 2026 by Environmental ESG, (ii) the second issuance of R$500.0 million in aggregate principal amount of unsecured, non-convertible debentures due July 2027 of Ambipar, (iii) the third issuance of R$750.0 million in aggregate principal amount of unsecured, non-convertible debentures due January 2028 of Ambipar, and (iv) the notes issuance of USD 750 million due February 2031 by Ambipar Participações. For additional information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related party transactions—Debenture Guarantees.”
A.Research and Development, Patents and Licenses, etc.
We have a technical team that is responsible for researching and assessing innovative solutions and developing new technology to improve our processes and services.
Our research and development activities mainly relate to:
•the development of new software, such as our Integrated Environmental Management System (SIGA — Sistema Integrado de Gerenciamento Ambiental), which was developed in-house;
•the research of innovative and technological equipment with specific features, including safety equipment; and
•the creation of new solutions.
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
B.Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
C.Critical Accounting Policies and Estimates
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
Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. See notes 2 and 3.2 to our audited Consolidated Financial Statements as of and for the years ended December 31, 2023, 2022, and 2021.
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

The table set forth below presents the name, age and title of the current members of our Board:

Name	Age	Position
Tércio Borlenghi Junior	54	Chairman
Guilherme Patini Borlenghi	30	Director
Alessandra Bessa Alves de Melo	52	Director
Thiago da Costa Silva	40	Director
Mariana Loyola Ferreira Sgarbi	40	Independent Director
Carlos Piani	51	Independent Director
Victor Almeida	33	Independent Director
The following is a summary of the professional experience of our current directors. Unless otherwise indicated, the current business addresses of all members of our Board is Avenida Angélica, nº 2346, 5th Floor, São Paulo, SP – Brazil, 01228-200.
Tércio Borlenghi Junior founded Ambipar in 1995 and served as President of the board of directors of Ambipar between 2020 and April 2023 and now serve as a board member of Ambipar and as the Chairman of our Board since March 2023. Mr. Borlenghi holds a bachelor’s degree in law and has significant experience in commercial, operational and administrative areas.
Guilherme Patini Borlenghi has vast experience working at Ambipar, having spent the last thirteen years in various positions within the organization. Guilherme led strategic decisions relative to capital allocation and M&A, expanding and consolidating the position of Ambipar Response in the Brazilian market, and the entry and growth in global markets. Mr. Borlenghi graduated from the business school of Fundação Armando Alvares Penteado — FAAP.
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

Carlos Piani has served as the chairman of the Board of Ambipar and an independent member of our Board since March 2023. He served as the Chief Executive Officer and Chief Financial Officer and a director of HPX from its inception until the Closing of the Business Combination in March 2023. Mr. Piani has over 20 years of investment and operational experience and a depth of investment and mergers and acquisitions experience in a wide range of industries. Besides serving in our Board, Mr. Piani is currently the Chairman of Equatorial Energia S.A. (B3:EQTL3), a Brazilian utilities company, and serves on the board of directors of Vibra S.A., previously known as Petrobras Distribuidora S.A. (B3:VBBR3), Brazil’s largest fuel distribution company. Mr. Piani served as Head of Strategic Initiatives and Mergers & Acquisitions in 2019 at Kraft Heinz and Zone President of Kraft Heinz Canada from 2015 to 2018. Prior to joining Kraft Heinz, Mr. Piani served as Chief Executive Officer of PDG Realty S.A. Empreendimentos e Participacoes (B3:PDGR3), a real estate company, from August 2012 to August 2015. Previously, he served as Co-Head of Private Equity of Vinci Partners, an independent asset management firm, from April 2010 to August 2012, as Chief Executive Officer of CEMAR, an electricity distribution company in Brazil, from March 2006 to April 2010, and as Chief Executive Officer of Equatorial Energia S.A., CEMAR’s controlling shareholder, from March 2007 to April 2010. From 1998 to 2004, Mr. Piani served at Banco Pactual S.A. (now known as BTG Pactual S.A.), initially as an investment banking analyst and later as an Associate Partner of the Principal Investment Group, where he managed a multi-million dollar venture capital fund focused on Brazilian technology companies. Mr. Piani has a bachelor’s degree in computer science from PUC/RJ and a bachelor’s degree in business from IBMEC/ RJ. He has also completed the Owner and President Management Program at Harvard Business School and is a Chartered Financial Analyst by CFA Institute.
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
Committees of the Board of Directors
Our Board has a permanent audit committee, and may establish a compensation committee and a nominating and corporate governance committee.
Audit Committee
The persons listed below serve as members of our audit committee:

Name	Age	Position
Carlos Piani	51	Member
Marco Antonio Zanini	50	Member
Mariana Loyola Ferreira Sgarbi	40	Member
Set forth below is a brief biography of our audit committee:
Carlos Piani. See “— Board of Directors.”
Marco Antonio Zanini. See “— Board of Directors.”
Mariana Loyola Ferreira Sgarbi. See “— Board of Directors.”
Each member of the audit committee is financially literate and our Board has determined that Carlos Piani and Marco Antonio Zanini qualify as “audit committee financial experts” as defined in applicable SEC rules and has accounting or related financial management expertise.

Executive Officers
The following table sets forth certain information relating to our senior management as of the date of this annual report.

Name	Age	Position
Rafael Espírito Santo	43	Chief Executive Officer
Pedro Petersen	32	Chief Financial Officer & Investor Relations Officer
João Araujo	51	Chief Operating Officer
Simone A. Hirakuri	41	Global Chief People & Performance officer
Set forth below is a brief biography of our senior management:
Rafael Espírito Santo has served as our Chief Financial Officer since March 2023 and as our Chief Executive Officer since June 2023. Previously, he worked for HPX from October 2020 until the Closing of the Business Combination in March 2023. Mr. Santo has over 15 years of investment and operational experience in Brazil. Most recently, between 2016 and 2020, he served as Chief Operating Officer of BK Brasil S.A, the Burger King and Popeye’s main franchisee in Brazil, where he oversaw over 700 company-owned restaurants with 15,000 employees, and 200 franchised restaurants. Prior to BK Brasil, between 2014 and 2015, Mr. Santo served as CFO and IRO of PDG Realty S.A. Empreendimentos e Participações, a Brazilian real estate company. He has also served on the board of directors of REP Real Estate Partners, a shopping mall developer controlled by PDG. Between 2010 and 2013, Mr. Santo served as Private Equity Officer at Vinci Partners, responsible for several investments of Vinci Capital Partners II, including BK Brasil, PDG and Cecrisa Revestimentos, where he also served on the board of directors. Prior to that, Mr. Santo served as a Director at Banco Pactual S.A (now known as BTG Pactual S.A), as a sell-side research analyst covering utilities sector. Mr. Santo has a bachelor’s degree in business administration.
Pedro Petersen has served as our Chief Investor Relations Officer since March 2023 and as our Chief Financial Officer since June 2023. Previously, he worked for HPX from January 2021 until the Closing of the Business Combination in March 2023. Mr. Petersen has over 10 years of investment experience in Brazil. From 2017 to 2018, Mr. Petersen served as a private equity associate at Gávea Investimentos, where he oversaw investments in sectors such as fintech, malls, and utilities. Between 2013 and 2017, Mr. Petersen served as an investment analyst at Dynamo Administração de Recursos, a Brazilian public and private investment company. Between 2012 and 2013, Mr. Petersen worked at Vinci Partners. Mr. Petersen actively participated in the founding of Alice, an insurance health-tech company in Brazil. Mr. Petersen has a bachelor’s degree in economics from Pontifícia Universidade Católica do Rio de Janeiro — PUC/RJ and a master’s of science in engineering degree (MSE) in data science from the University of Pennsylvania.
João Araujo has served as our Chief Operating Officer since December 2023. He has more than 25 years of management experience in different continents and industries. Previously to Ambipar Response, he worked for KHC from December 2013 to October 2022. During his tenure at Kraft Heinz Company Mr. Araujo helped to integrate the Company’s supply chain and operations across different geographies and markets. He joined the Company after H.J. Heinz was acquired by 3G Capital and Berkshire Hathaway in 2013, acting as Asia Pacific (APAC) Operations Head based out of Singapore. In 2015, H.J. Heinz merged with Kraft Foods Co and Mr. Araujo relocated to the Netherlands to transform European Operations and later integrating Middle East and Africa into newly formed EMEA Operations Zone for the Company. In 2019, Mr. Araujo relocated to Chicago to become KHC Executive Vice President (EVP) and North America Operations Head. Before his tenure at Kraft Heinz Co, Mr Araujo has led Commercial, Supply Chain and Operations teams in South America, across different industries, including Industrial, CPG, Logistics Service Providers, management consulting and Retail, among others. Mr. Araujo has a bachelor’s degree in chemical engineering from Universidade Federal do Rio de Janeiro — UFRJ/RJ and a Master of Business Administration degree (MBA) from Business School Sao Paulo, BSP with and extension in Rotman School of Management/University of Toronto/CN.

Simone A. Hirakuri has served as our Global Chief People & Performance officer since March 2024. Previously, she worked for HJ Heinz Co. integration in Pittsburgh-PA and Kraft Heinz Foods Co. in Chicago-IL for 8 years where she held Global VP positions in People, Performance and Excellence management career serving more than 35,000 employees from 40 different countries in these capacities. Mrs. Hirakuri has over 20 years of business management expertise in the US and Brazil. Before relocating to the US, she developed the integrated performance management system at ALL- Latin America Logistics, a intermodal company where she grew Management by Objectives and Excellence Programs, becoming a recognized core of the organizational culture transformation. She later had a business management consulting practice at CheverHow LLC from South Florida. Mrs. Hirakuri has several awards and was certified Auditor, Lean Six Sigma Black Belt and was designated National Quality Award Examiner where she developed a wealth of practical knowledge of the industry management best practices ecosystem, state of the art technology and excellence Network. Mrs. Hirakuri has a bachelor's degree in Chemical Engineering from Federal University of Parana and a Valedictorian degree in Mechanical Technology with Manufacturing Management from Federal University of Technology and an International MBA from FGV Getulio Vargas and Ohio University.
Family Relationships
Our director, Mr. Guilherme Patini Borlenghi, is the son of the chairman of our Board and indirect controlling shareholder, Mr. Tércio Borlenghi Junior.
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
In the years ended December 31, 2023, 2022 and 2021, we paid an aggregate of R$77.3 million, R$35.3 million, and R$7.6 million, respectively, in cash compensation to our executive officers and directors. These amounts are comprised of salaries, bonuses and short-term benefits including the use of company vehicles and reimbursement for business trips and other ordinary course expenses. Benefits totaled R$2.0 million, R$0,8 million, and R$0.2 million in the years ended December 31, 2023, 2022 and 2021, respectively. There was no amount set aside for pension, retirement or similar benefits during such period.
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
The PSUs are subject to a performance-based vesting based on a cumulative EBITDA target over the three-year post-Closing period from 2023 to 2025. Vesting is subject to continued employment through the last day of the performance period, or as otherwise determined in the grant agreements.
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

Audit Committee
Our audit committee consists of Carlos Piani, Marco Antonio Zanini and Mariana Loyola Ferreira Sgarbi. Each member of the audit committee is financially literate and our Board has determined that Carlos Piani and Marco Antonio Zanini qualify as “audit committee financial experts” as defined in applicable SEC rules and has accounting or related financial management expertise. All members of the Audit Committee meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee assists our Board in overseeing our accounting and financial reporting processes and the audits of our Consolidated Financial Statements.
We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:
•assisting Board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors;
•the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;
•pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;
•reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;
•setting clear hiring policies for employees or former employees of the independent auditors;
•setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
•obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;
•meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Item 5—Operating and Financial Review and Prospects;”
•reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
•reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.
D.Employees
As of December 31, 2023, we employed 7,089 full-time employees. A substantial portion of these employees are represented by labor unions, through approximately 100 collective bargaining agreements. We believe our relationship with our employees and union leadership is satisfactory. At any given time, we may be in some stage of contract negotiations with various collective bargaining units. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.”

The table below shows a breakdown of our full-time employees by geography as of December 31, 2023:

As of As of December 31, 2023
Total
Brazil	4,302
Latin America (other than Brazil)	977
North America	1,722
Europe	88
Total	7,089
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
Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information known to us regarding the beneficial ownership our Ordinary Shares as of December 31, 2023:
•each person known by us to beneficially own more than 5% of our issued and outstanding Ordinary Shares;
•each of our directors and executive officers; and
•all our directors and executive officers as a group.
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
As of December 31, 2023, there were 16,195,105 Class A Ordinary Shares, 39,234,746 Class B Ordinary Shares and 16,180,000 Warrants issued and outstanding. Pursuant to our Articles, each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote on all Ordinary Shares voting together as a single class. The Warrants, which entitle the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, became exercisable on April 2, 2023, which is 30 days after the completion of the Business Combination, provided, however, that an effective registration statement or a valid exemption therefrom is available.
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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares	Total Voting Power
Beneficial Owner	Number	Percentage	Number	Percentage	Percentage	Percentage
Principal Shareholders:
Ambipar Participações e Empreendimentos S.A(1)	—	—	39,234,746	100%	70.8%	96.0%
Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior(2)	14,090,000	76.3%	—	—	21.3%	3.4%
HPX Capital Partners LLC(3)	2,512,807	14.9%	—	—	4.5%	0.6%
SPX Gestão de Recursos Ltda.(4)	1,836,339	11.3%	—	—	3.3	0.4%
Directors and Executive Officers:(5)
Tércio Borlenghi Junior(1)	—	—	16,243,185	41.4%	29.3%	39.8%
Alessandra Bessa Alves de Melo	—	—	—	—	—	—
Thiago da Costa Silva	—	—	—	—	—	—
Mariana Loyola Ferreira Sgarbi	—	—	—	—	—	—
Carlos Piani(3)	837,602	5.1%	—	—	1.5%	0.2%
Victor Almeida	—	—	—	—	—	—
Rafael Espírito Santo	—	—	—	—	—	—
Guilherme Patini Borlenghi	—	—	—	—	—	—
Pedro Petersen	—	—	—	—	—	—
All directors and executive officers as a group (11 individuals)	837,602	5.1%	16,243,185	41.4%	30.8%	39.9%

(1)Ambipar Participações e Empreendimentos S.A. (“Ambipar”) is the record holder of the Class B Ordinary Shares reported herein, which carry voting rights in the form of 10 votes per Class B Ordinary Share, and is controlled by Mr. Tércio Borlenghi Junior, chairman of our board of directors, who by virtue of his control may be deemed to beneficially own shares held by Ambipar. Ambipar will be issued up to an additional 11,000,000 newly issued Class B Ordinary Shares (the “Earn-Out Shares”), as follows: (i) if at any time during the three-year period following the Closing Date, the closing share price of the Class A Ordinary Shares is greater than or equal to $17.00 over any 20 trading days within any consecutive 30 trading day period, 50% of the Earn-Out Shares will be issued; and (ii) if at any time during the three-year period following the Closing Date, the closing share price of the Class A Ordinary Shares is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period, the remaining 50% of the Earn-Out Shares will be issued. The business address of Ambipar is Avenida Angélica, nº 2346, 5th Floor, São Paulo — SP, Brazil, 01228-200.
(2)According to a Schedule 13G filed on January 30, 2024, represents (i) 11,810,000 issued and outstanding Class A Ordinary Shares and (ii) 2,280,000 Class A Ordinary Shares underlying the 2,280,000 Warrants beneficially owned by Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Opportunity Agro Fund”). Opportunity Agro Fund is managed by Opportunity Private Equity Gestora de Recursos Ltda., a leading fund manager in Brazil, which has discretionary management and voting power over the shares held by Opportunity Agro Fund and is managed by, among other officers, Eduardo de Britto Pereira Azevedo and Leonardo Guimarães Pinto. The business address of Opportunity Private Equity Gestora de Recursos Ltda. is Rua Visconde de Pirajá, 351, 14th floor (part), Ipanema, Rio de Janeiro — RJ, Brazil, 22410-906.
(3)HPX Capital Partners LLC (the “Sponsor”) is the record holder of the (i) 1,836,100 issued and outstanding Class A Ordinary Shares and (ii) Class A Ordinary Shares underlying 676,707 Warrants reported herein. Each of Messrs. Bernardo Hees, Carlos Piani and Rodrigo Xavier indirectly exercises the sole investment and voting power over his one-third interest in the shares held of record by the Sponsor. Therefore, Messrs. Hees, Piani and Xavier may be deemed to have sole investment and voting power over 612,033 Class A Ordinary Shares and 225,569 Class A Ordinary Shares underlying 225,569 Warrants each. Each of Messrs. Hees, Piani and Xavier disclaims beneficial ownership of the securities held of record by the Sponsor, except to the extent of any pecuniary interest therein. Each of Messrs. Hees, Piani and Xavier served as a director of HPX prior to the consummation of the Business Combination, and Mr. Piani serves as an independent member of our Board and a member of our audit committee. The business address of HPX Capital Partners LLC is 1000 N West St, STE 1200, Wilmington, Delaware, USA, 19801.
(4)According to a Schedule 13G/A filed on December 7, 2023, represents both Warrants and Class A Ordinary Shares. SPX Gestão de Recursos Ltda. is a non-US investment adviser advising upon the shares beneficially owned by several non-US private investment funds. The business address of SPX Gestão de Recursos Ltda. is Rua Humaita, 275, 6 floor, Humaita, Rio de Janeiro, RJ, Brazil, 22261-005. Because the number of Warrants owned is not reported in the Schedule 13G/A, the calculation of percentage of beneficial ownership and percentage of total voting power does not take into account the ownership of any Warrants.
(5)Unless otherwise noted, the business address of the directors and executive officers of the Company is Avenida Angélica, nº 2346, 5th Floor, São Paulo — SP, Brazil, 01228200.

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
Registered Holders
Based on a review of the information provided to us by our transfer agent, as of December 31, 2023, there were 16 registered holders of our Class A Ordinary Shares, three of which were United States registered holders holding a total of 2,941,603 Class A Ordinary Shares, representing approximately 18.2% of our total outstanding shares (including Cede & Co., the nominee of DTC, holding approximately 5.7% of our outstanding Class A Ordinary Shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares were held by brokers or other nominees.
Change in Control Arrangements
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.
B.Related Party Transactions
In addition to the compensation arrangements with directors and executive officers described under “Item 6.B. Directors, Senior Management and Employees — Compensation” the following is a description of each transaction and currently proposed transaction in which the amount involved in the transactions is material to us and any related party and to which we were party at some point since January 1, 2023. See note 16 to our audited Consolidated Financial Statements for a description of our related party transactions.
Lease Agreement with Amazônia Incorporação e Participação S.A.
On September 6, 2021, Ambipar Response S.A., a subsidiary of the Company entered into a lease agreement with its affiliate Amazônia Incorporação e Participação S.A. (“Amazonia”). Amazonia is controlled by our indirect controlling shareholder, Mr. Tercio Borlenghi Junior, who is also chairman of our Board. The agreement sets forth the lease by Ambipar Response S.A. from Amazonia of 50% of four real estate properties, all located in the State of São Paulo, for the total amount of R$386,103.49 per month. The agreement expires on August 6, 2031 and there are currently no amounts overdue.
Intercompany Loans
In 2020 and 2021, our subsidiaries entered into intercompany loans comprising checking account transactions carried out exclusively between them and wholly-owned subsidiaries of Ambipar, the terms of which have not been determined nor have any written agreements been executed with respect thereto. These transactions are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar. As of December 31, 2023 and December 31, 2022, the Company had outstanding non-current loan assets in the amount of R$4.5 million and R$4.5 million, respectively, due by Ambipar to Emergencia and non-current loan liabilities in the amount of R$564.6 million and R$703.2 million, respectively, due by the Company to Ambipar.

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
Cost Sharing Agreement
Ambipar, Emergencia and certain of its subsidiaries entered into the Cost Sharing Agreement, dated as of the Closing Date, pursuant to which Ambipar agreed to provide certain support services to Emergencia and certain of its subsidiaries under and pursuant to the terms and conditions set forth therein, including information technology, controllership, organization and corporate support activities, marketing, invoicing, debt collection, facilities, human resources, accounting documentation, archive, compliance, data privacy, fleet management, project assessment, quality assurance, labor safety, investor relations, sustainability advisory services, treasury and legal services, under and pursuant to the terms and conditions set forth therein. Under the Cost Sharing Agreement, Emergencia will pay in advance, or cause each of the Recipients (as defined in the Cost Sharing Agreement) to pay in advance, to Ambipar, the Monthly Ambipar Response Expenses (as defined in the Cost Sharing Agreement) for such month in accordance with the pro-rata participation of each of the Recipients in the net revenue generated by Emergencia. For the calendar year 2024, the Ambipar Response Expenses (as defined in the Cost Sharing Agreement) are expected to total approximately R$20.0 million.
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

Debenture Guarantees
On June 21, 2021, our subsidiary Ambipar Response S.A. entered into the deed of first issuance of R$900.0 million in aggregate principal amount of secured, non-convertible debentures of Environmental ESG Participações S.A., a wholly-owned subsidiary of Ambipar (“Environmental ESG”), due June 2026, pursuant to which Ambipar Response S.A. provided an unconditional guarantee of such debentures jointly and severally with Ambipar and Ambipar Environmental Solutions – Soluções Ambientais Ltda., a wholly-owned subsidiary of Environmental ESG. Such debentures were issued on June 25, 2021 and bear interest corresponding to 100% of the accumulated rate of interbank deposits in Brazil (“CDI”) plus 2.85% per year, which are paid quarterly on each March 25, June 25, September 25 and December 25, commencing on September 25, 2021. Principal is amortized in 15 consecutive quarterly installments on each March 25, June 25, September 25 and December 25, commencing on December 25, 2022. The proceeds of the offering of such debentures were used to finance the acquisition of 50% of the capital stock of Suatrans Chile and 100% of the capital stock of Disal Ambiental Holding S.A. (“Disal Ambiental”). Such debentures are secured by (i) a pledge (alienação fiduciária) of shares of Ambipar held by Mr. Tercio Borlenghi and of shares of Suatrans Chile and Disal Ambiental held by Environmental ESG, and (ii) a pledge of receivables under certain current and investment accounts of Environmental ESG. As of December 31, 2023, 2022, 2021, the outstanding balance of such debentures was R$565.8 million, R$826.6 million and R$884.6 million, respectively.
On July 13, 2021, Emergencia entered into the deed of second issuance of R$500.0 million in aggregate principal amount of unsecured, non-convertible debentures of Ambipar, due July 2027, pursuant to which Emergencia provided an unconditional guarantee of such debentures jointly and severally with Environmental ESG. Such debentures were issued on July 15, 2021 and bear interest corresponding to 100% of the CDI plus 2.75% per year, which are paid semiannually on each January 15 and July 15, commencing on January 15, 2022. Principal will be amortized in four consecutive annual installments on each July 15, commencing on July 15, 2024. The proceeds of the offering of such debentures were used to fund cash on balance sheet. As of December 31, 2023, 2022 and 2021, the outstanding balance of such debentures was R$518.8 million, R$527.3 million and R$507.6 million, respectively.
On December 14, 2021, Emergencia entered into the deed of third issuance of R$750.0 million in aggregate principal amount of unsecured, non-convertible debentures of Ambipar, due January 2028, pursuant to which Emergencia provided an unconditional guarantee of such debentures jointly and severally with Environmental ESG. Such debentures were issued on January 10, 2022 and bear interest corresponding to 100% of the CDI plus 2.75% per year, which are paid semiannually on each January 10 and July 10, commencing on July 10, 2022. Principal will be amortized in four consecutive annual installments on each January 10, commencing on January 10, 2025. The proceeds of the offering of such debentures were used to fund cash on balance sheet. As of December 31, 2023, 2022 and 2021, the outstanding balance of such debentures was R$756.8 million, R$765.7 million and nil, respectively.
Green Notes Guarantee
Om February 6, 2023, Ambipar Response entered into the deed of the first issuance by Ambipar Participações of USD 750 million, 9.875% Green Notes, with a maturity date on February 6, 2031.
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
In connection with the Business Combination Agreement, Ambipar Response, HPX, Emergencia, the Sponsor, and the Insiders entered into the Sponsor Letter Agreement, pursuant to which, among other things, the 7,060,000 HPX Private Warrants held by the Sponsor were subject to a recapitalization and exchanged for 812,500 HPX Private Warrants minus up to 325,000 HPX Private Warrants (given that up to 325,000 Warrants could instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement). See “—Sponsor Letter Agreement.”
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
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, Ambipar Response, HPX, Emergencia, the Sponsor and the Insiders entered into the Sponsor Letter Agreement, pursuant to which the parties thereto agreed (i) to amend and restate in its entirety the sponsor letter agreement dated as of July 15, 2020 by and among HPX, the Sponsor and the other parties thereto, (ii) that the Sponsor and the Insiders would not redeem any outstanding Founder Shares, in connection with the transactions contemplated in the Business Combination Agreement or any extension of the deadline by which HPX was required to consummate its business combination, (iii) that the Sponsor and the Insiders would be present for the relevant meeting and vote all of their Founder Shares in favor of the Business Combination Agreement, the transactions contemplated pursuant thereto and the other matters contemplated to be approved in the Business Combination Agreement, including an extension of the deadline by which HPX had to complete its business combination, (iv) that, prior to the Closing, the Sponsor and the Insiders would not transfer any Founder Shares or HPX Private Warrants except as permitted thereby, and (iv) to give effect to the Sponsor Recapitalization (as detailed below), such that, immediately prior to the First Effective Time, there should cease to be outstanding any Founder Shares. In addition, conditioned upon the consummation of the Business Combination, the Sponsor and the Insiders waived certain anti-dilution protection provisions contained in the HPX governing documents.
The Sponsor, the Insiders and HPX agreed that, immediately prior to consummation of the First Merger (but subject to the prior satisfaction or waiver of all conditions to the consummation of the transactions set forth in the Business Combination Agreement), the Sponsor and the Insiders would contribute, transfer, assign, convey and deliver to HPX, and HPX would acquire and accept from the Sponsor and Insiders, all of their right, title and interest in, to and under each of their 6,305,000 outstanding Founder Shares (6,245,000 of which were held by the Sponsor) and each of the 7,060,000 HPX Private Warrants (all such HPX Private Warrants were held by the Sponsor), and in exchange therefore, HPX would issue (x) to the Sponsor 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 Class A Ordinary Shares could instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) and 812,500 HPX Private Warrants minus up to 325,000 HPX Private Warrants (given that up to 325,000 HPX Private Warrants could instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), each free and clear of liens, and (y) to each Insider a number of HPX Class A Ordinary Shares equal to the number of Founder Shares held by such Insider as of the date of the Sponsor Letter Agreement, each free and clear of liens (the “Sponsor Recapitalization”). Any number of Warrants or additional Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement or the Non-Redemption Agreements, as the case may be, would be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.

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
Investor Rights Agreement
In connection with the consummation of the Business Combination Agreement, we, the Sponsor, Ambipar, Opportunity Agro Fund, the Insiders and Rafael Salvador Grisolia entered into the Investor Rights Agreement pursuant to which certain holders of registrable Securities are able to make a written demand for registration under the Securities Act of all or a portion of their registrable Securities, subject to certain limitations, so long as such demand includes a number of registrable Securities with a total offering price in excess of $75,000,000, net of all underwriting discounts and commissions. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, we shall not be required to conduct more than an aggregate total of eight underwritten offerings or an aggregate of four underwritten offerings in any 12-month period. In addition, certain holders of registrable Securities have “piggy-back” registration rights to include their Securities in other registration statements filed by us. We also filed with the SEC a resale shelf registration statement covering the resale of all registrable Securities.
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

Downside Protection Agreements
In connection with the execution of the Subscription Agreements, the Cygnus Subscription Agreement and the Non-Redemption Agreements, the DPA Beneficiaries, we, Ambipar and the Sponsor entered into the Downside Protection Agreements dated as of July 5, 2023, pursuant to which the DPA Beneficiaries are provided with certain downside protection rights. Subject to the terms and conditions of the Downside Protection Agreements, the DPA Beneficiaries may receive, on a pro rata basis, an aggregate of up to 1,050,000 Class A Ordinary Shares from the Sponsor or may sell a certain number of their respective Class A Ordinary Shares to Ambipar, the Sponsor or to a third party in a block trade, in each case to occur no earlier than 30 months following the Closing, as detailed below:
•Each DPA Beneficiary is only eligible to receive such downside protection if it holds, on each day beginning on the Closing Date and until the 30-month anniversary of the Closing Date (the “DPA Measurement Period”), a number of Class A Ordinary Shares representing at least 50% of the number of Class A Ordinary Shares held by such DPA Beneficiary immediately after Closing.
•In case an eligible DPA Beneficiary chooses to exercise its downside protection rights under the Downside Protection Agreements, (i) Ambipar is entitled to purchase from such DPA Beneficiary a number of Class A Ordinary Shares equal to the lowest number of Class A Ordinary Shares held by such DPA Beneficiary during the DPA Measurement Period (the “DPA Protected Shares”), and (ii) if Ambipar does not purchase the DPA Protected Shares, then the Sponsor is entitled either (x) to purchase from such DPA Beneficiary the DPA Protected Shares or (y) to facilitate the sale of such DPA Beneficiary’s Class A Ordinary Shares and Warrants held as of the 30-month anniversary of the Closing Date in a block trade or on an underwritten basis to a third party pursuant to the terms of the Downside Protection Agreements (the “DPA Block Trade”).
•The purchase price payable by Ambipar or the Sponsor, as applicable, for the DPA Protected Shares of the relevant DPA Beneficiary is equal to an inflation-adjusted return (measured by the consumer price index) generated over the 30-month period following Closing and relative to the initial investment made by the relevant DPA Beneficiary pursuant to the relevant Subscription Agreement, Cygnus Subscription Agreement or Non-Redemption Agreement (the “DPA Guaranteed Return”).
If the return generated by the block trade is below the DPA Guaranteed Return, the Sponsor is required to transfer, from the DPA Pro Rata Downside Protection Shares (as defined below) available to the relevant DPA Beneficiary, such number of shares in order for such DPA Beneficiary’s return to be equal to or as close as possible to the relevant DPA Guaranteed Return.
•If neither Ambipar nor the Sponsor acquires the relevant DPA Protected Shares or if a DPA Block Trade is not consummated or available, then, pursuant to the terms and conditions of the relevant Downside Protection Agreement, the Sponsor shall transfer to the relevant DPA Beneficiary the applicable number of DPA Pro Rata Downside Protection Shares.
•Under the terms of the Downside Protection Agreements, the maximum aggregate number of Class A Ordinary Shares that may be transferred by the Sponsor to the DPA Beneficiaries is 1,050,000 Class A Ordinary Shares (the “DPA Pro Rata Downside Protection Shares”), including: (i) 808,500 to Opportunity Agro Fund, (ii) 24,150 to XP Gestão de Recursos Ltda., (iii) 14,490 to Cygnus, (iv) 4,830 to Gannett Peek, (v) 9,660 to Genome, (vi) 4,830 to Tuchola Investments Inc., (vii) 9,732 to Constellation Master Fundo de Investimento de Ações, (viii) 8,163 to Constellation Qualificado Master Fundo de Investimento de Ações, (ix) 8,670 to Const Brazil US Fund LP and (x) 62,664 to XP Allocation Asset Management Ltda.
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
Related Person Transaction Policy
We maintain a person transaction policy. This related person transaction policy requires any related party transaction (excluding related party transaction involving an amount equal or lower than $1,000,000, subject to certain exceptions) to be subject to (i) the approval of our audit committee, and (ii) for as long as Opportunity Agro Fund is entitled to appoint a member to our Board, to the unanimous approval of all non-interested members of our Board.
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
We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. As of December 31, 2023, we recorded a provision for contingencies in the amount of R$0.4 million. For additional information, see note 15 to our audited Consolidated Financial Statements included elsewhere in this annual report.
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
For a summary of the material provisions of our authorized share capital and our Articles, see Exhibit 2.3 to our Form 20-F. This discussion does not purport to be complete and is qualified in its entirety by reference to our Articles. Our Articles are filed as an exhibit to this annual report.

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

Under Cayman Islands law, we must keep a register of members (i.e., its shareholders) that includes:
•the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, the number and category of shares held by each member, whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
•the date on which the name of any person was entered on the register as a member; and
•the date on which any person ceased to be a member.
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
Our Articles provide as follows regarding the respective rights of holders of Class A Ordinary Shares and Class B Ordinary Shares:
•class consents in writing from the holders of two-thirds of the issued Class A Ordinary Shares or Class B Ordinary Shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class; however, the directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;
•the rights conferred on holders of Class A Ordinary Shares shall not be deemed to be varied by the creation or issue of further Class B Ordinary Shares and vice versa;
•the rights attaching to the Class A Ordinary Shares and the Class B Ordinary Shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights;
•subject to the rights of appointment and removal set forth in the Articles, our Board shall consist of such number of directors as a majority of the directors then in office may determine from time to time, provided that, unless otherwise determined by the shareholders acting by special resolution, with the approval by vote or written consent of the holders of a majority of the voting power of Class A Ordinary Shares then outstanding voting exclusively and as a separate class, the Board shall consist of not less than five (5) directors and not more than eleven (11) directors;
•no subdivision of Class A Ordinary Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class B Ordinary Shares are concurrently and similarly subdivided in the same proportion and the same manner, and vice versa;

•no consolidation of Class A Ordinary Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time shall be effected unless Class B Ordinary Shares are concurrently and similarly consolidated in the same proportion and the same manner, and vice versa;
•no business combination (whether or not we are the surviving entity) shall proceed unless by the terms of such transaction: (i) the holders of Class A Ordinary Shares have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and (ii) the holders of Class A Ordinary Shares have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Ordinary Shares. For the avoidance of doubt, the Article refers to and includes only economic rights;
•no tender or exchange offer to acquire any Class A Ordinary Shares or Class B Ordinary Shares by any third party pursuant to an agreement to which we are to be a party, nor any tender or exchange offer by us to acquire any Class A Ordinary Shares or Class B Ordinary Shares shall be approved by us unless by the terms of such transaction: (i) the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and (ii) the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration at a per share basis as the holders Class B Ordinary Shares. For the avoidance of doubt, the Articles refer to and include only economic rights;
•the approval by vote or written consent of the holders of a majority of the voting power of the Class A Ordinary Shares then outstanding, voting exclusively and as a separate class, shall be required to amend the Articles in the event such amendment would adversely affect the rights of the holders of the Class A Ordinary Shares or otherwise have an adverse effect on such rights; and
•at any time when there are Class A Ordinary Shares in issue, Class B Ordinary Shares may only be issued pursuant to: (i) a share-split, subdivision or similar transaction or as contemplated in subdivision of shares or capitalization of undivided profits, in each case pursuant to the Articles; (ii) a business combination involving the issuance of Class B Ordinary Shares as full or partial consideration; and (iii) an issuance of Class A Ordinary Shares, whereby holders of Class B Ordinary Shares are entitled to purchase a number of Class B Ordinary Shares that would allow them to maintain their proportional ownership interest in us pursuant to the relevant terms of the Articles.
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
Changes to Capital
Pursuant to the Articles, we may from time to time by ordinary resolution:
•increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;
•subdivide our existing shares or any of them into shares of a smaller amount; provided, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
•cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.
In addition, subject to the provisions of the Companies Act and our Articles, we may:
•issue shares on terms that they are to be redeemed or are liable to be redeemed;
•purchase our own shares (including any redeemable shares); and
•make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our own capital.
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
However, our Board may, in its absolute discretion, decline to register any transfer of any Ordinary Share that is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such Ordinary Share. The Board may also decline to register any transfer of any Ordinary Share unless:
•a fee of such maximum sum as the NYSE American may determine to be payable or such lesser sum as the Board may from time to time require is paid to us in respect thereof;
•the instrument of transfer is lodged at the registered office with us, accompanied by the certificate (if any) for the Ordinary Shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;
•the instrument of transfer is in respect of only one class of shares;
•the instrument of transfer is properly stamped, if required;
•the Ordinary Shares transferred are fully paid (as to both par value and any premium) and free of any lien in our favor; and
•in the case of a transfer to joint holders, the transfer is not to more than four joint holders.
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
Exempted Company
We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
•an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;
•an exempted company’s register of members is not open to inspection;
•an exempted company does not have to hold an annual general meeting;
•an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•an exempted company may register as a limited duration company; and
•an exempted company may register as a segregated portfolio company.
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
C.Material Contracts
See “Item 4.B. Information on the Company—Business Overview,” —The WOB Acquisition,” “Item 6.B. Directors, Senior Management and Employees — Compensation,” “Item 7.A — Major Shareholders and Related Party Transactions” and “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
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
As used herein, the term “U.S. Holder” means a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes, any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust; or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

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
This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•a dealer or broker in securities;
•a financial institution;
•a regulated investment company;
•a real estate investment trust;
•an insurance company;
•a tax-exempt organization;
•a person holding our Class A Ordinary Shares as part of an integrated or conversion transaction, a constructive sale or a straddle;
•a trader in securities that has elected the mark-to-market method of accounting for your securities;
•a person liable for alternative minimum tax;
•a person who owns or is deemed to own 10% or more of all of our outstanding stock (by vote or value);
•a partnership or other pass-through entity for U.S. federal income tax purposes;
•a person required to accelerate the recognition of any item of gross income with respect to our Class A Ordinary Shares as a result of such income being recognized on an applicable financial statement; or
•a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.
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
In general, we will be a PFIC for any taxable year in which:
•at least 75% of our gross income is passive income, or
•at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce, or are held for the production of, passive income
For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
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

If we are a PFIC for any taxable year during which you hold our Class A Ordinary Shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of Class A Ordinary Shares. Distributions received in a taxable year will be treated as excess distributions to the extent that they are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares,
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F within four months from the end of each of our fiscal years, and reports on Form 6-K. You can read our SEC filings over the Internet at the SEC’s website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We also make available on our website, free of charge, all of our SEC filings as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is http://www.ir.response.ambipar.com.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers(including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). Moreover, we have four months after the end of each fiscal year to file our annual report with the SEC, are not required to file certain periodic reports at all, and are not required to file other periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. issuers with securities registered under the Exchange Act.However, we issue, and expect to continue issuing, interim quarterly financial information publicly and furnish it to the SEC under cover of Form 6-K.We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Securities.
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

	As of As of December 31, 2023	Scenario I − Probable	Scenario II− Possible (25%)	Scenario III − Remote (50%)
	(in R$ millions)		(in R$ millions)
Index risk
CDI – Interest earning bank deposits	132.1	15.5	19.4	23.3
CDI – Loans and Financing	(701.9)	(82.5)	(103.1)	(123.7)
CDI – Debentures	(541.4)	(64.1)	(80.2)	(96.2)
Net exposure	(1,111.2)	(131.1)	(163.9)	(196.6)

	As of As of December 31, 2023	Scenario I − Probable	Scenario II− Possible (25%)	Scenario III − Remote (50%)
	(in R$ millions)		(in R$ millions)
Index risk
CDI – Interest earning bank deposits	64.2	8.8	10.9	13.1
CDI – Loans and Financing	(717.3)	(97.9)	(122.4)	(146.9)
CDI – Debentures	(600.7)	(82.0)	(102.5)	(123.0)
Net exposure	(1,253.8)	(171.1)	(214.0)	(256.8)
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
We hold surplus cash in excess of amounts we need for working capital, in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of December 31, 2023, we maintained short-term funds of R$132.1 million, compared to R$64.2 million as of December 31, 2022.
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

PART II
Item 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
Item 15.CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. “Disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon the evaluation of our disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below under “B. Management’s Annual Report on Internal Control Over Financial Reporting.”
B.Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, utilizing the criteria in the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control-Integrated Framework (2013). Based on its assessment, our management determined that, as of December 31, 2023, the Company’s internal control over financial reporting was not effective due to material weaknesses described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses related 2023 Financial Statements which include certain material weaknesses previously identified and disclosed in our annual report for the fiscal year ended December 31, 2022:
•lack of a sufficient number of personnel in the acquired entities with an adequate level of knowledge and experience in the closing functions of our financial reports and related disclosures, to process the transition to the application of IFRS, consistent with our financial reporting requirements;
•design and operation of our accounting and financial reporting closing functions, in which required policies and procedures either were not designed or were not operating effectively at period end, resulting in a number of adjustments to our audited consolidated financial statements during the course of the audit;
•inadequate segregation of duties or lack of a policy for delegation of authorities;
•various deficiencies in our internal control oversight framework, namely absence of an internal audit function and poor internal communication and documentation related to risk management and internal controls;
•deficiencies in information technology controls, such as information classification, vulnerability management, encryption, and business continuity planning, and lack of automation in financial reporting consolidation and several off-book adjustments;
•lack of or inadequate quality of various employee training programs or related employee policies designed to strengthen internal controls, namely, lack of a whistleblowing policy, lack of training on SOX requirements, COSO and ISO 31000 frameworks, poor AML and anti-corruption compliance programs and lack of a fraud prevention program.
The Company and its board of directors are committed to maintaining an effective internal control environment. The Company’s management, with the oversight of the board, has evaluated the material weaknesses described above and designed a remediation plan to address the material weaknesses. Remediation of the identified material weaknesses and strengthening our internal control environment required a substantial effort throughout 2023 and will continue to require a substantial effort in 2024. The material weaknesses cannot be considered completely remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. The Company also cannot assure you that our efforts will be effective or sufficient to prevent any future material weakness in our internal control over financial reporting. The remediation plan includes the following ongoing actions:
•approval and implementation of a delegation of authority policy, designed to ensure clear segregation of duties;
•completion of the integration processes for recently acquired companies in North America;
•enhancement of the utilization of SAP Enterprise Resource Software across Ambipar Response companies in Brazil and North America;
•creation of detailed job descriptions for all areas within Ambipar, highlighting responsibilities related to internal controls and hiring of additional finance and accounting personnel with the requisite experience and knowledge;
•establishment of ongoing monitoring mechanisms for internal control procedures;
•launch of an internal audit function to assess and improve internal controls regularly;
•hiring of a SOX compliance consulting firm;
•development of a risk management and internal controls division to refine existing risk assessments;
•organization of a comprehensive communication and training plan focusing on ethics, internal controls, and compliance frameworks such as COSO and ISO;
•implementation of a whistleblowing policy, including an independent reporting hotline;
•enhancement of ABAC (Anti-Bribery and Anti-Corruption) and AML/CFT (Anti-Money Laundering/Countering the Financing of Terrorism) compliance procedures;
•review and adjustment of off-book practices in financial consolidation to ensure transparency and accuracy;
•formulation of a succession planning strategy for key administrative positions; and
•standardization of internal procedures for the board and applicable committees, including the Audit Committee, to increase the frequency and efficiency of meetings.

C.Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of our registered public accounting firm due to an exemption for emerging growth companies provided in the JOBS Act.
D.Changes in Internal Control Over Financial Reporting
Except as noted above, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16[RESERVED]
Item 16A.AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee consists of Carlos Piani, Marco Antonio Zanini and Mariana Loyola Ferreira Sgarbi. Each member of the audit committee is financially literate and our Board has determined that Carlos Piani and Marco Antonio Zanini qualify as “audit committee financial experts” as defined in applicable SEC rules and has accounting or related financial management expertise. All members of the audit committee meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. For more information, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.”
Item 16B.CODE OF ETHICS
We have adopted a code of ethics, which is applicable to all of our directors, officers, employees and partners. Our code of ethics is publicly available on our investor relations website. We intend to disclose future amendments to, or waivers of, our code of conduct on the same page of our corporate website as required by the rules of the SEC and NYSE American. Information contained on our website is not incorporated by reference into this annual report, and investors should not consider information contained on our website to be part of this annual report or in deciding whether to invest in our Class A Ordinary Shares.

Item 16 C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO RCS Auditores Independentes SS Ltda., our principal accountants, for the years indicated. Our independent registered public accounting firm was BDO RCS Auditores Independentes SS Ltda. for the years ended December 31, 2023 and 2022.

	Year ended December 31
	2023	2022
	(in R$ millions)
Audit fees(1)	1.9	2.4(2)
Audit-related fees (IPO/Bond)(3)	0.8	1.1
Tax fees(4)	—	—
All other fees(5)	0.1	—
Total fees	2.8	3.5

(1)Audit fees include fees for the audit of our annual audited Consolidated Financial Statements; review of our interim financial statements; and services that generally the independent registered public accounting firm provides, such as consents and assistance with and review of documents filed with the SEC and preparation and issuance of comfort letters in connection with our equity offering.
(2)Audit fees in 2022 include fees for the audit of 2022 and 2021 annual audited Consolidated Financial Statements and review of June 30, 2022 and 2021 unaudited interim financial statements and other services provided with respect to the filing with the SEC of our registration statement on Form F-4 in connection with the Business Combination.
(3)Audit-related fees are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.
(4)Tax fees are the aggregate fees billed for tax compliance services, including the preparation of tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from the taxing authorities, and tax planning.
(5)All other fees are any additional amounts for products and services provided, other than the services reported above under Audit fees, Audit-related fees and Tax fees that do not conflict with audit services.
Pursuant to the audit committee charter, our audit committee must review and approve, in advance, the scope, plans and fees of all audit and non-audit services provided by BDO RCS Auditores Independentes SS Ltda.
Item 16 D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
Item 16 E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
Item 16 F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
Item 16 G.CORPORATE GOVERNANCE
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

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain corporate NYSE governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:
•Section 803 of the NYSE American LLC Company Guide, which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our Board.
•Section 804 of the NYSE American LLC Company Guide, which requires that a company have a nomination committee comprised solely of “independent directors”, or by a majority of the independent directors, as defined by NYSE. As allowed by the laws of the Cayman Islands, we do not have a nomination committee, nor do we have any current intention to establish one.
•Section 805 of the NYSE American LLC Company Guide, which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. Although we currently have a compensation committee, we are not required by the laws of the Cayman Island, nor do we intend, to have such committee comply with Section 805 of the NYSE American LLC Company Guide.
Item 16 H.MINE SAFETY DISCLOSURE
Not applicable.
Item 16 I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
Item 16 J.INSIDER TRADING POLICY
Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2024.
Item 16 K.CYBERSECURITY
Risk management and strategy
We recognize the need to manage cybersecurity risk and seek to embed data protection and cybersecurity risk management in our operations. We are in the process of establishing processes for assessing, identifying, and managing material risks from potential unauthorized occurrences on or through our electronic information systems that could adversely affect the confidentiality, integrity, or availability of our information systems or the information residing on those systems. These processes for assessing, identifying, and managing material risks from cybersecurity threats have been integrated into our overall risk management system and processes.
As a foundation of our approach, we have implemented a governance structure to help assess, identify and manage cybersecurity risks. Our privacy and cybersecurity policies encompass incident response procedures, information security and vendor management. In order to help develop these policies and procedures, we monitor the privacy and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business (including LGPD, GDPR, CCPA, and CPRA) as further described in “Item 3.D. Key Information—Risk Factors“ and “Item 4.B. Information on the Company—Business Overview— Regulatory Overview,“ as well as proposed privacy and cybersecurity laws, regulations, guidance and emerging risks.
As described in “Item 3.D. Key Information—Risk Factors,” our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business the Company faces regular cybersecurity risks which may cause regular adverse operational effects. The Company had no material cybersecurity incident during the 2023 fiscal year.

The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency may further expose our computer systems to the risk of cybersecurity incidents.
Governance
As part of our overall risk management approach, we prioritize the identification and management of cybersecurity risk at several levels, including Board oversight, executive commitment and employee training. Our Audit Committee, comprised of independent directors from our Board, oversees the Board’s responsibilities relating to operational risks, including cybersecurity, information technology, business continuity and data security risks of the Company. Our Audit Committee is informed of such risks through quarterly reports from our Chief Information Security Officer (CISO).
Our CISO oversees the implementation and compliance of our information security standards and mitigation of information security related risks. He has been Ambipar’s chief information officer and chief information security officer since 2022. Before joining Ambipar in 2022, he served as IT Infrastructure Manager at Sistema Brasileiro de Televisão (SBT) from 2009 to 2012, as chief information officer at Jequiti Cosméticos (Grupo Silvio Santos) from 2012 to 2020, as chief information officer at Platlog until 2021 to 2022. He holds a bachelor’s degree in information systems from Centro Universitário Padre Anchieta - UNIANCHIETA and a postgraduate degree in digital transformation from FIA Business School - FIA/SP.
In 2024, the Company also plans to create a Cybersecurity Committee composed of members of management to support processes related to assessing cybersecurity risk, and possibly also to provide summary reports on its activities, which the CISO would communicate as appropriate to the Audit Committee.
At the employee level, we maintain an experienced information technology team tasked with implementing our privacy and cybersecurity program and support the CISO in carrying out reporting, security and mitigation functions. We also hold employee onboarding trainings on privacy and cybersecurity, as well as records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our employee population.
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
4.1
Business Combination Agreement, dated as of July 5, 2022, by and among HPX, the Company, Merger Sub, Emergencia and Ambipar (incorporated by reference to Annex A to the proxy statement/ prospectus to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).

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

4.4
Sponsor Letter Agreement, dated as of July 5, 2022, by and among HPX, its directors, Sponsor, the Company and Emergencia (incorporated by reference to Annex E to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).

4.5
Voting and Support Agreement, dated as of July 5, 2022, by and between HPX and Ambipar (incorporated by reference to Annex F to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).

4.6
Ambipar Subscription Agreement, dated as of July 5, 2022, by and between HPX, the Company and Ambipar (incorporated by reference to Annex G to the proxy statement/ prospectus to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).

4.7
Opportunity Subscription Agreement, dated as of July 5, 2022, by and between HPX, the Company and Opportunity (incorporated by reference to Annex H to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).

4.8
Form of Subscription Agreement, by and between HPX and the undersigned subscriber party thereto (incorporated by reference to Annex I to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).

4.9
Cygnus Subscription Agreement, dated as of December 8, 2022, by and among HPX, the Company and Cygnus Fund Icon (incorporated by reference to Annex T to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).

4.10
Intercompany Loan Agreement, dated as of July 5, 2022, by and between Ambipar and Emergencia (incorporated by reference to Exhibit 10.5 to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), amendment filed with the SEC on January 30, 2023).

4.11
Investor Rights Agreement, dated as of July 5, 2022, by and among the Company, the Sponsor, Ambipar, Opportunity and certain other shareholders of HPX (incorporated by reference to Annex M to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).

4.12
Cost Sharing Agreement, dated as of March 3, 2023, by and among Ambipar, Emergencia and certain of its subsidiaries (incorporated by reference to Exhibit 4.12 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

4.13
Main Downside Protection Agreement, dated as of July 6, 2022, as amended and restated as of November 24, 2022, by and among the Company, Ambipar, the Sponsor, the PIPE Investors (other than Constellation), Genome, Gannett Peek and Cygnus (incorporated by reference to Annex O to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).

4.14
XP Downside Protection Agreement, dated as of July 5, 2022, as amended and restated as of November 24, 2022, by and among the Company, Ambipar, the Sponsor and the XP Non-Redeeming Shareholder (incorporated by reference to Annex P to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).

4.15
Constellation Downside Protection Agreement, dated as of November 24, 2022, by and among the Company, Ambipar, the Sponsor and Constellation (incorporated by reference to Annex Q to the proxy statement/prospectus to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).

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

4.18#
Purchase and Sale Agreement by and among the WOB Sellers, Seacor and Ambipar USA, dated as of September 13, 2022 (incorporated by reference to Exhibit 10.38 to the proxy statement/prospectus to the Registration Statement on Form F-4 (File. No. 333-268795), amendment filed with the SEC on January 30, 2023).

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

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-4 (File No. 333-268795), amendment filed with the SEC on January 30, 2023).
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation recovery policy required by the applicable listing standards adopted pursuant to 17 CFR 240.10D-1
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*    Filed herewith.
**    Furnished herewith
#    Certain schedules and exhibits have been omitted pursuant to paragraph 5 of the instructions as to exhibits in Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBIPAR EMERGENCY RESPONSE

May 10, 2024

	By:	/s/ Thiago da Costa Silva
Name: Thiago da Costa Silva
Title: Director

AMBIPAR EMERGENCY RESPONSE
Report of Independent Registered Public Accounting Firm
Consolidated financial statements
As at December 31, 2023
Auditor Name: BDO RCS Auditores Independentes SS Ltda.
Auditor Location: São Paulo, Brazil
Auditor Firm ID: 5485

Tel.: +55 19 3294 2390 Fax: + 55 19 3254 1484 www.bdo.com.br	Rua Major Quedinho, 90, Consolação -,São Paulo, SP Brasil 01050-030
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Ambipar Emergency Response
São Paulo – SP
Opinion on the consolidated financial statements
We have audited the accompanying consolidated statements of financial position of Ambipar Emergency Response (the “Company”), as of December 31, 2023 and 2022, the related consolidated statements of income and statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations (collectively “IFRS”).
Basis for opinion on the consolidated financial statements
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
We have served as the Company’s auditor since 2020.
São Paulo/SP - Brazil, May 10, 2024.
BDO RCS Auditores Independentes SS Ltda.
BDO RCS Auditores Independentes SS Ltda., an audit partnership organized according to Brazilian law, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Financial Position As of December 31, 2023 and 2022 (Values expressed in thousands of Brazilian Reais)
Statements of financial position

	Note	December 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	4	423,266	271,607
Trade and other receivables, net	5	803,523	702,980
Income tax and social contribution	6.1	14,143	6,388
Other taxes recoverable	6.2	63,955	29,740
Prepaid expenses		32,239	37,806
Advances to suppliers		23,125	29,864
Inventories		34,159	18,128
Other accounts receivable		45,814	36,498
Current assets		1,440,224	1,133,011

Non-current assets
Trade and other receivables, net	5	3,485	—
Related parties loans	16	29,322	26,180
Income tax and social contribution recoverable	6.1	1,472	2,854
Other taxes recoverable	6.2	857	392
Deferred taxes	22	28,800	25,420
Judicial deposits	15	631	826
Other accounts receivable		32,245	37,599

Investments	7	—	7,620
Property, plant and equipment, net	8	787,561	516,081
Right of use, net	8	88,737	68,275
Goodwill	9	1,537,135	1,192,302
Intangible assets	9	358,703	420,197
Total Non-current assets		2,868,948	2,297,746

Total assets		4,309,172	3,430,757

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Financial Position As of December 31, 2023 and 2022 (Values expressed in thousands of Brazilian Reais)

	Note	December 31, 2023	December 31, 2022
Liabilities
Current liabilities
Loans and financing	10	84,369	67,656
Debentures	11	79,677	84,187
Trade and other payables	12	184,618	146,611
Labor obligations		82,768	114,941
Dividends Payable	16	57,364	76,909
Current income tax and social contribution payable	13.1	21,684	12,998
Other tax payable	13.2	51,459	33,719
Obligations from acquisition of investment	7	183,825	129,198
Lease liabilities	14.2	22,620	14,411
Other bills to pay		34,638	36,345
Current liabilities		803,022	716,975

Non-current liabilities
Loans and financing	10	617,533	649,762
Debentures	11	466,073	516,533
Other taxes payable	13.2	8,638	7,986
Related parties loans	16.1	620,842	769,792
Deferred income tax and social contribution	22	187,784	190,833
Obligations from acquisition of investment	7	168,926	94,228
Provision for contingencies	15	393	607
Lease liabilities	14.2	34,860	32,648
Warrant and Earn-out	3.4.2	30,753	—
Other bills to pay		13,551	4,305
Non-current liabilities		2,149,353	2,266,694

Total liabilities		2,952,375	2,983,669

Shareholders' equity
Capital	17.1	1,443,108	261,920
Profit reserves		—	302,817
Capital transactions	17.5	(99,516)	(110,218)
Accumulated translation adjustment	17.4	(208,056)	(89,165)
Retained earnings		(62,477)	—

Equity attributable to owners of the Company		1,073,059	365,354
Non-controlling interest		283,738	81,734

Total equity		1,356,797	447,088
Total shareholders' equity and liabilities		4,309,172	3,430,757
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Income Years ended December 31, 2023, 2022 and 2021 (Amounts expressed in thousands of Brazilian Reais, except earnings per share)
Statements of income

	Note	December 31, 2023	December 31, 2022	December 31, 2021

Net Revenue	19	2,589,960	1,684,896	822,203
Cost of services rendered	20	(2,090,482)	(1,337,749)	(618,691)

Gross profit		499,478	347,147	203,512

Selling, general and administrative expenses	20	(28,385)	(26,553)	(26,837)
Equity in earnings of investments		—	3,628	—
Other income, net expenses	20	(110,710)	12,536	1,355

Operating expenses		(139,095)	(10,389)	(25,482)

Operating profit		360,383	336,758	178,030

Finance expenses	21	(294,827)	(113,541)	(12,804)
Finance income	21	43,485	9,567	10,776
		(251,342)	(103,974)	(2,028)

Net income before income tax and social contribution		109,041	232,784	176,002

Current income tax and social contribution	22	(78,999)	(35,806)	(23,773)
Deferred income tax and social contribution	22	(12,866)	(9,104)	(14,087)

Profit for the year		17,176	187,874	138,142

Profit (loss) Attributable to:
Controlling interest		(62,477)	161,493	131,117
Non-controlling interests		79,653	26,381	7,025

Number of shares at the year end		55,429,851	261,920,439	48,615,599

Earnings per share (basic) at the end of the year - in R$	17.3	0.1912	0.7173	2.8415
Earnings per share (diluted) at the end of the year - in R$	17.3	0.1662	0.7173	2.8415
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Comprehensive Income Years ended December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais)
Statements of comprehensive income

	December 31, 2023	December 31, 2022	December 31, 2021
Profit for the year	17,176	187,874	138,142
Items that are or may be reclassified subsequently to profit or loss:
Unrealized income reserve	—	—	63
Equity valuation adjustment	—	(984)	—
Exchange rate change on goodwill on investee abroad	(10,702)	(7,617)	(4,998)
Foreign currency translation adjustment	(108,189)	(79,711)	(8,455)
Other comprehensive loss for the year, net of tax	(118,891)	(88,312)	(13,390)
Total comprehensive income (loss), net of taxes	(101,715)	99,562	124,752

Attributable to:
Controlling interest	(181,368)	73,181	117,726
Non-controlling interest	79,653	26,381	7,026
	(101,715)	99,562	124,752
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Changes in Equity Years ended December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais)
Statements of changes in equity

					Profit Reserves
	Capital	Advances for future capital increase	Expenses on the issuance of shares	Capital transactions	Legal reserve	Unrealized income reserve	Equity valuation adjustment	Accumulated translation adjustment	Retained earnings	Total attributable to the controlling shareholder	Non-controlling interests	Total

Balance at January 1st, 2021	36,899	176,000	—	(3,458)	7,380	69,050	984	16,818	—	303,673	23,521	327,194

Capital increase with investment transfer	49,021	—	—	—	—	—	—	(25,016)	—	24,005	—	24,005
Advances for future increase of capital	176,000	(176,000)	—	—	—	—	—	—	—	—	—	—
Transactions with shareholders	—	—	—	(118,026)	—	—	—	—	—	(118,026)	—	(118,026)
Distribution of profit from previous year	—	—	—	—	—	(307)	—	—	—	(307)	—	(307)
Interest of non-controllers	—	—	—	—	—	—	—	—	—	—	(18,623)	(18,623)
Exchange variation on capital transactions	—	—	—	4,998	—	—	—	(4,998)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	63	—	16,624	—	16,687	—	16,687
Net income for the year	—	—	—	—	—	—	—	—	131,116	131,116	7,026	138,142
Profit destination
Legal reserve	—	—	—	—	6,556	—	—	—	(6,556)	—	—	—
Mandatory minimum dividends	—	—	—	—	—	—	—	—	(31,154)	(31,154)	—	(31,154)
Unrealized profit reserve	—	—	—	—	—	93,406	—	—	(93,406)	—	—	—

Balance, December 31, 2021	261,920	—	—	(116,486)	13,936	162,212	984	3,428	—	325,994	11,924	337,918

Balances at January 1st, 2022	261,920	—	—	(116,486)	13,936	162,212	984	3,428	—	325,994	11,924	337,918
Transactions with shareholders	—	—	—	(1,349)	—	—	—	—	—	(1,349)	—	(1,349)
Transfer by onerous transfer	—	—	—	—	—	3,531	—	(5,265)	—	(1,734)	—	(1,734)
Participation of non-controllers	—	—	—	—	—	—	—	—	—	—	43,429	43,429
Exchange variation on capital transactions	—	—	—	7,617	—	—	—	(7,617)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	(984)	(79,711)	—	(80,695)	—	(80,695)
Net income for the year	—	—	—	—	—	—	—	—	161,493	161,493	26,381	187,874
Profit destination
Legal reserve	—	—	—	—	8,075	—	—	—	(8,075)	—	—	—
Mandatory minimum dividends	—	—	—	—	—	—	—	—	(38,355)	(38,355)	—	(38,355)
Unrealized profit reserve	—	—	—	—	—	115,063	—	—	(115,063)	—	—	—

Balance, December 31, 2022	261,920	—	—	(110,218)	22,011	280,806	—	(89,165)	—	365,354	81,734	447,088

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Changes in Equity Years ended December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais)

					Profit Reserves
	Capital	Advances for future capital increase	Expenses on the issuance of shares	Capital transactions	Legal reserve	Unrealized income reserve	Equity valuation adjustment	Accumulated translation adjustment	Retained earnings	Total attributable to the controlling shareholder	Non-controlling interests	Total

Balance at January 1st, 2023	261,920	—	—	(110,218)	22,011	280,806	—	(89,165)	—	365,354	81,734	447,088

Issuance of 177.977.323 new shares	263,004	—	—	—	—	—	—	—	—	263,004	—	263,004
Exchange variation on capital transactions	—	—	—	(2,413)	—	—	—	2,413	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	(5,769)	—	(5,769)	—	(5,769)
Participation of non-controllers	—	—	—	—	—	—	—	—	—	—	13,231	13,231
Net income for the period	—	—	—	—	—	—	—	—	13,288	13,288	7,885	21,173
Initial transactions with shareholders 03.03.2023	316,105	—	—	—	(22,011)	(280,806)	—	—	(13,288)	—	(21,116)	(21,116)
PIPE and other investors	595,746	—	—	—	—	—	—	—	—	595,746	—	595,746
HPX trust account balance at CST&T	48,083	—	—	—	—	—	—	—	—	48,083	—	48,083
Acervo inicial HPX 03.03.2023	(41,750)	—	—	—	—	—	—	—	—	(41,750)	—	(41,750)
Exchange variation on capital transactions	—	—	—	13,115	—	—	—	(13,115)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	(102,420)	—	(102,420)	—	(102,420)
Expenses on the issuance of shares	—	—	(119,822)	—	—	—	—	—	—	(119,822)	—	(119,822)
Realization of costs in the issuance of shares	—	—	119,822	—	—	—	—	—	—	119,822	—	119,822
Participation of non-controllers	—	—	—	—	—	—	—	—	—	—	122,351	122,351
Net income for the period	—	—	—	—	—	—	—	—	(62,477)	(62,477)	79,653	17,176

Balance, December 31, 2023	1,443,108	—	—	(99,516)	—	—	—	(208,056)	(62,477)	1,073,059	283,738	1,356,797
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Cash Flows – Indirect Method Years ended December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais)
Statements of cash flows – Indirect Method

	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from operating activities
Profit for the year	17,176	187,874	138,142

Adjustments for non-cash items
Depreciation and amortization	181,864	112,029	60,163
Expected credit losses	654	248	(340)
Residual value of written-off property, plant and equipment and intangible assets	19,311	26,291	(6,355)
Provision for contingencies	(230)	334	(365)
Income tax and social contribution - Deferred	12,866	9,104	14,087
Equity in earnings of investiments		(3,628)	—
Investments adjustments		(2,779)	—
Reversal of obligations due to investment acquisition	(48,315)
Interest on loans and financing, debentures and exchange-rate change	150,799	96,699	2,919

Changes in assets and liabilities:
Accounts receivable	(4,393)	94,381	(79,118)
Recoverable taxes	(38,575)	(20,550)	(6,102)
Prepaid expenses	6,243	(32,859)	1,778
Advances to suppliers	29,540	23,650	(29,287)
Inventories	2,328	(5,672)	(3,607)
Other accounts receivable	40,986	18,783	24,850
Suppliers	(56,325)	(10,901)	(21,740)
Salaries and social security charges	(41,661)	27,472	(1,485)
Taxes payable	44,718	34,210	(2,900)
Warrant and Earn-out	(17,044)	—	—
Other accounts payable	(37,048)	(25,736)	(17,565)
Cash generated from operating activities	262,894	528,950	73,075

Interest paid on loans and financing	(50,260)	(12,126)	(5,985)
Interest paid on debentures	(94,549)	(25,274)	—
Interest paid on leases	(2,650)	(2,400)	(573)
Income tax and social contribution	(36,956)	(18,213)	(2,193)

Net Cash generated from operating activities	78,479	470,937	64,324

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Cash Flows – Indirect Method Years ended December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais)

	December 31, 2023	December 31, 2022	December 31, 2021
Cash flow from investing activities
Cash spent on companies’ acquisitions; net of cash received	(47,131)	(1,090,040)	(286,134)
Payment of obligations from acquisition of investments	(124,558)	(134,981)	(38,493)
Acquisition of property, plant and equipment and intangible assets	(240,289)	(95,748)	(123,793)

Net cash used in investing activities	(411,978)	(1,320,769)	(448,420)

Cash flow from financing activities
Attributed to shareholders
Profit distribution - prior periods	(31,947)	—	(63)
Increase in minority interest	699,532	—	—

Attributed to financing
Related parties	98,200	71,019	441,662
Lease payments - Principal	(112,459)	(32,802)	(6,819)
Proceeds from loans and financing	124,258	446,870	50,620
Proceeds from debentures	—	573,623	—
Payments of loans and financing - Principal	(179,804)	(63,985)	(52,152)
Payments of debentures – Principal	(55,953)	—	—
Net cash generated from financing activities	541,827	994,725	433,248

Increase in cash and cash equivalents	208,328	144,893	49,152

Exchange rate change in cash and cash equivalents	(56,669)	7,796	8,012

Cash and cash equivalents at the beginning of the year	271,607	118,918	61,754

Cash and cash equivalents at the end of the year	423,266	271,607	118,918
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Notes to the Consolidated Statements of Financial Position
1.General information
Ambipar Emergency Response (the “Group Response” or “Company”) is a direct subsidiary of Ambipar Participações e Empreendimentos S.A. (“Ambipar Group”) in the Emergency Response segment, it’s part of the Ambipar Group’s essence the commitment to sustainable matters, working on the ESG (“Environment, Social and Governance”) pillars within its business and supporting its clients.
The Ambipar Emergency Response is engaged in the response to accidents with chemical products and pollutants, fighting fires, environmental emergencies on highways, railways, airports, ports, industries, mining and pipelines, and natural disasters. The Company also offers the environmental services in specialized industrial clean.
The Ambipar Emergency Response is also specialized in Crisis Management and attendance to environmental, chemical, and biological emergencies that affect the health, the environment, and property. Supported by state-of-the-art professionals, with excellence, technological equipment using techniques in the most security protocols, in order to contribute to excellence in care. The Ambipar Emergency Response owns more than 300 bases around the world, employs more than 150,000 trained collaborators and responds to emergencies on call 24 hours a day, 365 days a year.
On July 6, 2022, Emergência Participações S.A. entered into a business combination agreement with HPX Corp. (“HPX”), a Special Purpose Acquisition Company (SPAC), to further accelerate the company's growth. On March 3, 2023, after compliance with all corporate and regulatory requirements, the transaction was concluded. Thus, as of March 6, 2023, Ambipar Emergency Response became listed, and its common shares and warrants began to be traded on the NYSE American under the codes “AMBI” and “AMBI.WS”, respectively.
1.1.Activity in the Response segment
The principal business activities of the Ambipar Emergency Response comprise operating in prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, with its own bases and presence in 16 countries in South America, Europe, Africa, North America, and Antarctica. In addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.
As of December 31, 2023 and December 31, 2022, the Ambipar Emergency Response’s equity interests and their respective areas of activity are shown in Note 1.2 “Organization and Plan of Business Operation”.
1.2.Relevant events
Completion of the transaction with HPX and listing of Ambipar Emergency Response on the NYSE
On March 3, 2023, the Company completed the transaction with HPX Corp, pursuant to the terms of the Business Combination Agreement entered into on July 5, 2022, by the Ambipar Group, together with its subsidiaries, Emergência Participações S.A., Ambipar Emergency Response and Ambipar Merger Sub ("Closure"). As a result, Emergência Participações S.A. became a wholly owned subsidiary of Ambipar Emergency Response, a company incorporated in the Cayman Islands. Ambipar Emergency Response (“AMBI”) is classified as a foreign private issuer, emerging growth company and non-accelerated filer with shares listed on the New York Stock Exchange (NYSE American). The Ambipar Group now holds a 70.8% interest in AMBI after the conclusion of the de-SPAC process. Additional details regarding the accounting impacts of the de-SPAC process for the Company's consolidated financial statements are presented in Note 7.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
List of subsidiaries
The Consolidated Financial Statements include the individual statements of the entities of Ambipar Emergency Response, listed below:

				Ownership held by Company		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	31.12.2023	31.12.2022	31.12.2023	31.12.2022	Consolidation method
				%	%	%	%
Emergência Participações S.A.		Brazil	Ambipar Emergency Response	100.00	100.00	—	—	Full
Ambipar Response S.A.		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Insurance - Correta de Seguros Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Insurance - Atendimento a Seguros Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Chile SpA		Chile	Emergência Participações	100.00	100.00		—
Ambipar Response Chile S.A.		Chile	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Peru SAC		Peru	Ambipar Response Chile Spa e S.A.	99.78	99.78	0.22	0.22	Full
Ambipar Response Training S.A.		Chile	Ambipar Response Chile Spa e S.A.	99.99	99.99	0.01	0.01	Full
Ambipar Response Mineros e Integrales S.A.		Chile	Ambipar Response Chile Spa e S.A.	99.90	99.90	0.10	0.10	Full
Ambipar Uruguay S.A.		Uruguai	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Colombia S.A.S		Colombia	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Response Colombia S.A.S		Colombia	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Response Mexico S. de R.L. de C.V.	(j)	México	Ambipar Response Chile Spa e S.A.	100.00	—	—	—	Full
Ambipar Holding USA, INC		United States of America	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Texas, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipa Response Alabama, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Florida, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Colorado, Inc		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response EMS, Inc		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Northwest, Inc.		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response PERS, LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Training Center ARTC, Inc		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Witt O'Brien"s LLC		United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Witt O'Brien's Payroll Management LLC		Delaware	Witt O'Brien"s LLC	100.00	100.00	—	—	Full

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

				Ownership held by Company		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	31.12.2023	31.12.2022	31.12.2023	31.12.2022	Consolidation method
				%	%	%	%
O'Brien's Response Management, L.L.C.		Delaware	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Witt O'Brien's Insurance Services, LLC		New Jersey	O'Brien's Response Management, L.L.C.	100.00	100.00	—	—	Full
Witt O'Brien's USVI, LLC		U.S. Virgin Islands	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Witt O’Brien’s PR LLC		Puerto Rico	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Strategic Crisis Advisors LLC		Georgia	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Communications Pte. Ltd.		Singapore	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Response (Asia) Pte. Ltd.		Singapore	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate PR Limited		England and Wales	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Response Limited		England and Wales	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
O'Brien's do Brasil Consultoria em Emergências e Meio Ambiente S.A.	(f)	Brazil	Witt O'Brien"s LLC	—	100.00	—	—	Full
Witt Associates do Brasil Consultoria Ltda	(f)	Brazil	Witt O'Brien"s LLC	—	50.00	—	50.00	No
Ambipar Holdings UK Limited		United Kingdom	Emergência Participações	100.00	100.00	—	—	Full
Groco 404 Limited		United Kingdom	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Site Service Limited		United Kingdom	Groco 404 Limited	100.00	100.00	—	—	Full
Ambipar Holding Ireland Limited		Ireland	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Response Ireland Limited		Ireland	Ambipar Holding Ireland	100.00	100.00	—	—	Full
Ambipar Howells Consultancy Limited		United Kingdom	Ambipar Response Limited (Reino Unido)	100.00	100.00	—	—	Full
Ambipar Response Limited (Reino Unido)		United Kingdom	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Response Limited (Irlanda)		Ireland	Ambipar Response Limited (Reino Unido)	100.00	100.00	—	—	Full
Ambipar Holding Canadá, INC		Canadá	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Industrial Services Inc	(v)	Canadá	Ambipar Holding Canadá	70.00	—	30.00	—	Full
Orion Environmental Services Ltd. (OES)	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	100.00	30.00	—	Full
Orion Tank Solutions Ltd. (OTS)	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	100.00	30.00	—	Full
Ambipar Response Industrial Services E Inc.	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	100.00	30.00	—	Full
Ambipar Response Industrial Services L Inc.	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	100.00	30.00	—	Full
Ambipar Response Industrial Services G Inc.	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	100.00	30.00	—	Full

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

				Ownership held by Company		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	31.12.2023	31.12.2022	31.12.2023	31.12.2022	Consolidation method
				%	%	%	%
1653395 Alberta Ltd	(v)	Canadá	Ambipar Response Industrial Services Inc	70.00	—	30.00	—	Full
Bulldog Energy Group	(v)	Canadá	1653395 Alberta Ltd	70.00	—	30.00	—	Full
Ambipar Reponse Emergency Services Canada F Inc		Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Ridgeline Canada Inc		Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
DFA Contracting Ltd	(k)	Canadá	Ambipar Holding Canadá	100.00	—	—	—	Full
JM Serviços Integrados S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
JM Serviços e Locações S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda	(a)	Brazil	Emergência Participações	100.00	70.00	—	30.00	Full
Desentupidora Belo Ltda	(a)	Brazil	Emergência Participações	—	70.00	100.00	30.00	Full
Ambipar Response Gás Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Dracares Apoio Marítimo e Portuário S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
Ambipar Response Marine S.A.	(g)	Brazil	Ambipar Response Dracares Apoio Marítimo e Portuário S/A	40.80	—	59.20	—	Full
Ambipar Response Maritime Services PDA S.A.	(o)	Brazil	Ambipar Response Marine S.A.	24.48	—	75.52	—	Full
Ambipar Flyone Serviço Aéreo Especializado, Comércio e Serviço S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
RG Response S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
RG Consultoria Técnica Ambiental Brasil Ltda		Brazil	RG Response	51.00	51.00	49.00	49.00	Full
Ambipar Response Espírito Santo S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Ambipar Response Environmental Services Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Orbitgeo Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response OGTEC Facilities Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Wastewater Control Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Geoweb Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Geociências Ltda	(b)	Brazil	Ambipar Response Espírito Santo S.A.	38.50	38.50	61.50	61.50	Full
Ambipar Response Analytical S.A.	(c)	Brazil	Ambipar Response Espírito Santo S.A.	35.70	—	64.30	—	Full
Ambipar Response Fauna e Flora Ltda	(e)	Brazil	Ambipar Response Espírito Santo S.A.	70.00	—	30.00	—	Full

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

				Ownership held by Company		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	31.12.2023	31.12.2022	31.12.2023	31.12.2022	Consolidation method
				%	%	%	%
Ambipar Response Environmental Consulting Offshore S.A.	(h)	Brazil	Ambipar Response Espírito Santo S.A.	42.00	—	58.00	—	Full
Ambipar Response Remediation S.A.	(p)	Brazil	Ambipar Response Espírito Santo S.A.	35.70	—	64.30	—	Full
Ambipar Response Remediation Ltda	(q)	Brazil	Ambipar Response Remediation S.A.	35.70	—	64.30	—	Full
RMC2 Soluções Ambientais Ltda	(r)	Brazil	Ambipar Response Remediation Ltda	17.85	—	82.15	—	Full
Fênix Emergências Ambientais Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
APW Ambiental e Transporte Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Tank Cleaning S.A.	(l)	Brazil	Emergência Participações	51.00	—	49.00	—	Full
Ambipar C-Safety Comércio, Indústria e Serviços Ltda	(m)	Brazil	Ambipar Response Tank Cleaning	51.00	—	49.00	—	Full
Ambipar Response Industrial Services S.A.	(i)	Brazil	Ambipar Response Tank Cleaning	26.01	—	73.99	—	Full
Unidroid Robotica do Brasil Ltda	(x)	Brazil	Ambipar Response Tank Cleaning	26.01	—	73.99	—	Full
SMR Socorro Medico e Resgate Ltda	(s)	Brazil	Emergência Participações	70.00	—	30.00	—	Full
SSRM Saude Ocupacional Ltda	(t)	Brazil	Emergência Participações	70.00	—	30.00	—	Full
SSR Serviços de Segurança e Resgate Ltda	(u)	Brazil	Emergência Participações	70.00	—	30.00	—	Full
Atmo Hazmat Ltda	(d)	Brazil	Emergência Participações	—	100.00	—	—	Full
Ambipar Atendimento Médico Hospitalar Ltda	(n)	Brazil	Emergência Participações	—	100.00	—	—	Full

(a)    On January, 2021 Emergência Participações S.A.annouced the aquisition of 70% of the share capital of Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda and Desentupidora Belo Ltda. In April 2022, Emergência Participações S.A. transferred its 70% stake in Desentupidora Belo Ltda. in exchange for the remaining 30% of Lacerda & Lacerda Serviços de Transportes e Emergencies Ambientais Ltda, totaling 100% interest.
(b)    On July 2021, the subsidiary Ambipar Response ES has a 55% interest in Ambipar Response Geociências Ltda. The Company has a 70% interest in Ambipar Response ES, thus the Group has 38.50% control over the subsidiary.
(c)    On June 2022, the subsidiary Ambipar Response ES has a 51% interest in Ambipar Response Analytical S.A. Emergência Participações S.A. has a 70% interest in Ambipar Response ES, thus the Group has 35.70% control over the subsidiary.
(d)    On June 2022, the subsidiary Emergência Participações S.A. transferred the 40,000 shares it held in Atmo Hazmat Ltda to Ambipar Group. The investment was transferred for consideration and classified as related parties.
(e)    On July 2022, the subsidiary Ambipar Response ES has a 100% interest in Ambipar Response Fauna e Flora Ltda. Emergência Participações S.A. has a 70% interest in Ambipar Response ES, thus the Group has 70% control over the subsidiary.
(f)    On October 25, 2022, Emergência Participações S.A. acquired, through its subsidiary Ambipar Holding USA, Inc. 100% of the company Witt O’Briens and the acquisition was completed; As a result, there was a joint agreement with the acquisition of 50% of O'Brien's do Brasil Consultoria em Emergencies e Meio Ambiente S.A., characterizing a joint venture. Emergência Participações S.A. communicated to the market, on January 17, 2023, that in common agreement with OceanPact Serviços Marítimos S.A. (“OceanPact”), they decided to terminate the O'Brien's do Brasil joint venture, this agreement aimed to avoid overlapping activities and operations between Ambipar Response S.A. and OceanPact.
(g)    On February, 2023, the subsidiary Ambipar Response Dracares Apoio Marítimo e Portuário Ltda. announced the acquisition of 80% of the capital stock of Girassol Apoio Marítimo Ltda)

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(h)    On April 2023, the subsidiary Ambipar Response ES has a 60% interest in Ambipar Response Environmental Consulting Offshore S/A. Emergência Participações S.A. has a 70% interest in Ambipar Response ES, thus the Group has 42% control over the subsidiary.
(i)    On April, 2023, the subsidiary Ambipar Response Tank Cleaning S/A. announced the acquisition of 51% of the capital stock of Plimsoll Serviços Ltda (“Plimsoll”). Emergência Participações S.A. has a 51% interest in Ambipar Response Tank Cleaning, thus the Group has 26.01% control over de subsidiary.
(j)    On May 2023, the subsidiaries Ambipar Response Chile (with 50% of the share capital) and Ambipar Response Training (with 50% of the share capital) formed the company Ambipar Response Mexico, which operates in the provision of emergency services through stand by contracts.
(k)    On May, 2023, the subsidiary Ambipar Holding Canada Inc. announced the acquisition of 100% of the capital interest of DFA Contracting Ltd (“DFA”).
(l)    On July 2023, Emergência Participações S.A.announced the acquisition of 51% Ambipar Response Tank Cleaning S/A.
(m)    On July 2023, Emergência Participações S.A. announced the acquisition of 51% Ambipar Response Tank Cleaning S/A which has a 100% stake in the company Ambipar C-Safety Comércio, Indústria e Serviços Ltda., thus the Group has 51% control over the subsidiary.
(n)    On July 2023, Emergência Participações S.A. partners and Ambipar Group transferred 9,999 and 1 share of participation in Ambipar Atendimento Médico Hospitalar Ltda, respectively to Environmental ESG Participações S.A. The investment was transferred for consideration and classified as related parties.
(o)    On September 2023, the subsidiary Ambipar Response Marine S/A announced the acquisition of 60% of the share capital of Zenith Marítima Eireli. (“Zenith”).
(p)    On September 2023, the subsidiary Ambipar Response ES has a 51% interest in Ambipar Response Remediation S.A. Emergência Participações S.A. has a 70% interest in Ambipar Response ES, thus the Group has 35.70% control over the subsidiary.
(q)    On September 2023, the subsidiary Ambipar Response ES has a 51% interest in Ambipar Response Remediation S.A which has a 100% stake in Ambipar Response Ambipar Response Remediation Ltda. Ambipar Response has a 70% interest in Ambipar Response ES, thus the Group has 35.70% control over the subsidiary.
(r)    On September 2023, the subsidiary Ambipar Response ES has a 51% interest in Ambipar Response Remediation S.A which has a 100% stake in the company Ambipar Response Remediation Ltda., which in turn holds 50% of the capital of RMC2 Soluções Ambientais Ltda. Emergência Participações S.A. has a 70% interest in Ambipar Response ES, thus the Group has 17.85% control over the subsidiary.
(s)    On September 2023, Ambipar Response announced the acquisition of 70% of the share capital of Smr Socorro Médico E Resgate Ltda (“SMR”).
(t)    On September 2023, Emergência Participações S.A. announced the acquisition of 70% of the share capital of Ssmr Saude Ocupacional Ltda. Epp (“SSMR”)
(u)    On September 2023, Emergência Participações S.A. announced the acquisition of 70% of the share capital of Ssr Servicos De Seguranca E Resgate Ltda Epp (“SSR”).
(v)    On October, 2023, the Ambipar Holding Canada Inc. (Holding Canada) established a holding company "Ambipar Response Industrial Services Canada (Industrial Services Canada)" and transferred all operating companies of "Industrial Services" (Orion, Lynx, Emerge and Graham) to this new Group holding company. Holding Canada acquired 100% of the company 1653395 Alberta Ltda (controlling company of Bulldog Energy Group) and part of the payment to shareholders was in shares of the company Industrial Services Canada. At this time, Holding Canada transfers the shares of 1653395 Alberta Ltda to Industrial Services Canada. After this corporate movement, Holding Canada holds 70% control of Industrial Services Canada and 30% remains with Burly's Holdings Ltd.
(x)    On December 2023, the subsidiary Ambipar Tank Cleaning S/A announced the acquisition of 51% of the share capital of Unidroid Robotica do Brasil Ltda. (“Unidroid”). Emergência Participações S.A. has a 51% interest in Ambipar Response Tank Cleaning, thus the Group has 26.01% control over de subsidiary.
1.3.Authorization to issue these Consolidated Financial Statements
The issuance of these Consolidated Financial Statements was authorized by Management on May 10, 2024.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
2.Description of significant accounting policies
2.1.Basis of presentation
As a result of the reorganization described below, these consolidated financial statements have been presented for all periods as if the Company was the holding company of the Group Response.
The Company became the holding company of the Group Response in March 2023 through a business combination (note 1.2) and as a result Emergência Participações S.A. (predecessor entity) became a wholly owned subsidiary of Ambipar Emergency Response.
These transactions are being accounted for on the predecessor values basis as common control transactions, based on the predecessor values recognized by the Company in its consolidated financial statements from the dates that it obtained control of the Group Response.
Upon conclusion of the business combination, the results of operations of the Group were included in the consolidated financial statements of the Company as if the Company had always owned the Group Response.
The Consolidated Financial Statements are expressed in thousands of Reais ("R$"), and the reporting of amounts in other currencies, when needed, is also expressed in thousands, unless otherwise indicated.
The preparation of the Consolidated Financial Statements requires Management to make judgments, use estimates and adopt assumptions that affect the amounts presented for revenues, expenses, assets and liabilities, including contingent liabilities. However, uncertainty relating to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.
Ambipar Emergency Response’s Management states and confirms that all relevant information for the Consolidated Financial Statements is being evidenced and corresponds to the one used by Management in the administration.
The Consolidated Financial Statements have been prepared on the historical cost’s basis, except certain financial assets and liabilities that measured at their fair value.
The Ambipar Emergency Response’s businesses included in these Consolidated Financial Statements are not generated as a single legal entity. These Consolidated Financial Statements are, therefore, not necessarily indicative of performance, cash flows obtained, and possessing actual equity and financial situation, as if this Ambipar Emergency Response had operated in a single legal entity during the years, or indicative of future results.
The Consolidated Financial Statements have been prepared on a going concern basis, which assumes that the Ambipar Emergency Response will be able to discharge its liabilities.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
2.2.Basis of consolidation
These Consolidated Financial Statements include the results of the Company and all its subsidiaries undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.
2.3.New or revised pronouncements applied for the first time in 2023
The new IFRS standards will only be applied in Brazil after the issuance of the respective standards in Portuguese by the Accounting Pronouncements Committee and approval by the Federal Accounting Council.
a)    Amendment to IFRS 17 Insurance Contracts;
IFRS 17 was issued by the IASB in 2017 and replaces IFRS 4 for the reporting period beginning on or after January 1, 2023.
IFRS 17 introduces an internationally consistent approach to the accounting of insurance contracts. Prior to IFRS 17, there was significant diversity around the world in relation to the accounting and disclosure of insurance contracts.
Given that IFRS 17 applies to all insurance contracts issued by an entity (with limited scope exclusions), its adoption may have an effect on non-insurers, such as the Company. The Company carried out an assessment of its contracts and operations and concluded that the adoption of IFRS 17 had no effect on its consolidated annual financial statements.
b)    Amendment to IAS 1 Presentation of Financial Statements;
In February 2021, the IASB issued amendments to IAS 1, which aim to make accounting policy disclosures more informative by replacing the requirement to disclose "significant accounting practices" with "material accounting policies." The amendments also provide guidance on the circumstances in which accounting policy information is likely to be considered material and therefore require disclosure.
These changes have no effect on the measurement or presentation of any items in the Company's consolidated financial statements, but affect the disclosure of its accounting policies.
c)    Amendment to IAS 12 Taxes on Profit;
i.    Deferred Tax related to Assets and Liabilities arising from a Single Transaction.
In May 2021, the IASB issued amendments to IAS 12, clarifying the exemption from initial recognition for certain transactions that result in both an asset and a liability being recognised simultaneously (e.g. a lease under IFRS 16). The amendments clarify that the exemption does not apply to the initial recognition of an asset or liability that, at the time of the transaction, generates equal taxable and deductible temporary differences.
These changes had no effect on the Company's consolidated annual financial statements.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
ii.    International Tax Reform – Pillar Two Model Rules
In December 2021, the Organization for Economic Co-operation and Development (OECD) released a draft legislative framework for a global minimum tax that should be used by individual jurisdictions. The objective of the framework is to reduce the shifting of profits from one jurisdiction to another in order to reduce overall tax liabilities on corporate structures. In March 2022, the OECD released detailed technical guidance on the Pillar Two rules.
Stakeholders raised concerns with the IASB about the potential implications for income tax accounting, especially deferred tax accounting, arising from the Pillar Two model rules.
The IASB issued the final Amendments to the International Tax Reform – Pillar Two Model Rules, in response to stakeholder concerns on May 23, 2023.
The amendments introduce a mandatory exception for entities to recognize and disclose information on deferred tax assets and liabilities related to the Pillar Two rules. The exception takes effect immediately and retrospectively. The amendments also provide for additional disclosure requirements with respect to an entity's exposure to Pillar Two income tax.
Management has determined that the Company is not within the scope of the OECD's Pillar Two Model Rules and the exception to the recognition and disclosure of deferred tax information.
d)    Change in IAS 8/ CPC 23 Accounting Policies, Changes in Estimates and Rectification of Errors;
The amendments to IAS 8, which added the definition of accounting estimates, clarifies that the effects of a change in information or measurement technique are changes in accounting estimates, unless they result from the correction of errors from prior periods. These changes clarify how entities distinguish between changes in accounting estimates, changes in accounting policy, and errors from prior periods.
These changes had no effect on the Company's consolidated financial statements.
2.4.New standards, revisions and interpretations issued that were not yet in force as of December 31, 2023
For the following rules or changes, management has not yet determined whether there will be significant impacts on the Company's financial statements, namely:
a)    Amendments to IFRS 16 - add subsequent measurement requirements for sale and leaseback transactions, which satisfy the requirements of IFRS 15 - effective for periods beginning on or after January 1, 2024;
b)    Changes to IAS 1 - clarifies aspects to be considered for the classification of liabilities as current and non-current - effective for periods starting on or after January 1, 2024;
c)    Changes to IAS 1 – clarifies that only covenants to be fulfilled on or before the end of the reporting period, affect the entity's right to postpone the settlement of a liability for at least 12 months after the reporting date - effective for periods beginning on or after January 1, 2024;
d)    Changes to IAS 7 and IFRS 7 – clarifies entity must disclose supplier financing arrangements, with information that allows users of the financial statements to assess the effects of these arrangements on the entity's liabilities and cash flows - effective for periods beginning on or after January 1, 2024;
e)    Amendments to IAS 21 - require the disclosure of information that allows users of the financial statements to understand the impact of a currency not being exchangeable - effective for periods beginning on or after January 1, 2025;

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
f)    Issuance of the first sustainability disclosure standards by the International Sustainability Standards Board (ISSB), IFRS S1 and S2 – IFRS S1 establishes the main contents required for a complete set of financial disclosures related to sustainability and requires the entity to disclose information about all risks and opportunities related to sustainability, which can probably be expected and may affect the entity's prospects. This effect on the entity's prospects refers to its cash flow, its access to financing or cost of capital in the short, medium or long term. IFRS S2 requires an entity to report its exposure to climate-related risks and opportunities. Both S1 and S2 are in the process of translation and subsequent public consultation, by the Brazilian Committee of Sustainability Pronouncements (CBPS). It is expected that the appropriate final version of the standards for the Brazilian market will occur in 2024, since the CVM has already spoken out through CVM Resolution 59, encouraging companies to adopt the standards from 2025 or earlier, in order to voluntary, in 2024.
The Company is currently evaluating the impact of these new accounting standards and changes. The Company will assess the impact of the final amendments to IAS 1 on the classification of its liabilities as they are issued by the IASB. The Company does not believe that the amendments to IAS 1, in its current form, will have a significant impact on the classification of its liabilities, since the conversion feature on its convertible debt instruments is classified as an equity instrument and, therefore, does not affect the classification of its convertible debt as a non-current liability.
Other pronouncements and interpretations
There are no other rules, changes in rules and interpretations that are not in force that the Company and its subsidiaries expect to have a material impact resulting from their application in their individual and consolidated financial statements.
3.Basis of measurement
3.1.Currency translation
(a)    Functional and presentation currency
Items included in Ambipar Emergency Response’s Consolidated Financial Statements are measured using the currency of the primary economic environment in which companies operate ("the functional currency"). The Consolidated Financial Statements are presented in Reais (R$). All financial information disclosed has been rounded to the nearest value, except otherwise indicated.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
When a foreign operation in disposed of in its entirety or partially such as that the control, significant influence, or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation in reclassified to profit or loss as part of the gain or loss on disposal. If the Company disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Company disposes only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.
3.2.Use of accounting estimates and judgment
The preparation of the Consolidated Financial Statements in accordance with International Financial Reporting Standards, issued by International Accounting Standards Board (IASB) and Interpretations (collectively "IFRS") and interpretations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination.
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
Revenue recognition
The Company applies certain judgment in assessing the terms of revenue from contracts with customers to determine whether the contract involves the delivery of service (revenue recognized over time). The Company evaluates each contract individually, its critical terms and business relationship with its customer and any associated third party.
Lease term
The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Company has the option, under some of its leases, to lease the assets for additional terms. The Company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, it considers all relevant factors that create an economic incentive for it to exercise the renewal such as contractual terms and conditions for the optional periods compared with market rates and the length of a non-cancellable period of a lease.
After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Residual value and estimated useful life of property, plant and equipment and intangible asset (finite useful lives)
As stated in note 3.5 and 3.7, Intangible and property, plant and equipment assets are amortized over their useful lives. The useful life is based on management’s estimates for the period in which the assets will contribute to generate revenue and is periodically reviewed. Changes in estimates may result in significant changes in the book value. Revisions to these estimates are recognized prospectively.
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
Expected credit losses related to trade and other receivables
The expected loss on doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts according to the accounts receivable original terms.
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
3.3.Cash and cash equivalents
Cash and cash equivalents include cash, bank deposits, highly liquid short-term investments, redeemable in up to three months or less, with an insignificant risk of change in fair value and for the purpose of meeting short-term commitments.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
3.4.Financial instruments
3.4.1.Financial assets
Recognition and measurement
Purchases and sales of financial assets are recognized on trading date, Investments are initially recognized at fair value plus transaction cost for all financial assets not classified at fair value recognized in income (loss).
Financial assets at fair value recognized in the income (loss) are initially recognized at fair value, and transaction costs are charged to statement of income in the period they occur.
The fair value of publicly quoted investments is based on the current purchase price. If the market of a financial asset is not active, the Ambipar Emergency Response establishes the fair value using valuation techniques. These techniques include the use of recent transactions contracted from third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models, privileging market information and minimizing the use of information generated by Management.
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
In addition, upon initial recognition, the Ambipar Emergency Response may, irrevocably, designate a financial asset that satisfies the requirements to be measured at amortized cost, FVTOCI or even FVTPL. This designation is intended to eliminate or significantly reduce a possible accounting mismatch stemming from the result produced by the respective asset.
Financial assets – Business model assessment
The Ambipar Emergency Response makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:
•the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;
•how the performance of the portfolio is evaluated and reported to the Ambipar Emergency Response’s management;

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
•the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
•how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and
•the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.
Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Ambipar Emergency Response’s continuing recognition of the assets.
Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.
Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition, ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Ambipar Emergency Response considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition, in making this assessment, the Ambipar Emergency Response considers:
•contingent events that would change the amount or timing of cash flows.
•terms that may adjust the contractual coupon rate, including variable‑rate features;
•prepayment and extension feature; and
•terms that limit the Ambipar Emergency Response’s claim to cash flows from specified assets (e.g., non‑recourse features).
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value, Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value, Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value, Dividends are recognized as income in profit or loss unless the dividend clearly represents a investment’s cost part recovery. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Trade and other receivables
Trade and other receivables correspond to the amount’s receivable from clients for the rendering of service carried out in the normal course of Company’s activities. If the payment term is equivalent to one year or less (or any other term that is in conformity with Company's normal cycle), accounts receivable are classified as current assets. Otherwise, they are presented in non-current assets.
Trade and other receivables are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less expected impairment losses on accounts receivable, in practice, they are usually recognized at the billed amount, adjusted by provision for impairment, if necessary.
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
Impairment of financial assets
Expected credit losses
The expected loss on doubtful accounts is established when there is objective evidence that the Company will not be able to collect all amounts according to the accounts receivable original terms.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
a)    Recognition
The Ambipar Emergency Response recognizes loss allowances for Expected Credit Loss (ECLs) on:
•financial assets measured at amortized cost;
•debt investments measured at FVOCI; and
•contract assets.
The Ambipar Emergency Response also recognizes loss allowances for ECLs on lease receivables, which are disclosed as part of trade and other receivables.
The Ambipar Emergency Response measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12‑month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Ambipar Emergency Response considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Ambipar Emergency Response’s historical experience and informed credit assessment, that includes forward‑looking information.
The Ambipar Emergency Response assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.
The Ambipar Emergency Response considers a financial asset to be in default when:
•the debtor is unlikely to pay its credit obligations to the Ambipar Emergency Response in full, without recourse by the Ambipar Emergency Response to actions such as realizing security (if any is held); or
•the financial asset is more than 90 days past due.
The Ambipar Emergency Response considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12‑month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Ambipar Emergency Response is exposed to credit risk.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
b)    Measurement
ECLs are a probability‑weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Ambipar Emergency Response expects to receive).
ECLs are discounted at the effective interest rate of the financial asset.
c)    Credit-impaired financial assets
At each reporting date, the Ambipar Emergency Response assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit‑impaired. A financial asset is ‘credit‑impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit‑impaired includes the following observable data:
•significant financial difficulty of the debtor;
•a breach of contract such as a default or being more than 90 days past due;
•the restructuring of a loan or advance by the Ambipar Emergency Response on terms that the Ambipar Emergency Response would not consider otherwise;
•it is probable that the debtor will enter bankruptcy or other financial reorganization; or
•the disappearance of an active market for a security because of financial difficulties.
d)    Presentation of allowance for ECL in the statement of financial position
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.
e)    Write-off
The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Company has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Company individually makes an assessment with respect to the timing and amount of write‑off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.
Derecognition of financial assets
A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is written off when: (i) the rights to receive cash flows from the asset have expired; and (ii) the Company transferred its rights to receive cash flows of the asset or has assumed an obligation to fully pay cash flows received, without significant delay, to a third party under terms of an "on lending" agreement; and (a) the Company has substantially transferred all risks and benefits related to the asset; or (b) the Company has not transferred and has not substantially retained all risks and benefits related to the asset, but has transferred control over that asset.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
When the Company transfers its rights to receive cash flows from an asset or enters into a transfer agreement and does not transfer or substantially retain all risks and benefits related to the asset, an asset is recognized to the extent of the Company’s ongoing involvement with this asset.
3.4.2.Financial liabilities
Initial recognition, classification and measurement
A financial asset or financial liability is measured initially at fair value. Subsequent measurement depends on the category of financial instrument.  Some categories are measured at amortized cost, and some at FVTPL. A financial liability is classified as at FVTPL if it is classified as held‑for‑trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
Interest rate benchmark reform
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
•the change is necessary as a direct consequence of the reform; and
•the new basis for determining the contractual cash flows is economically equivalent to the previous basis – i.e., the basis immediately before the change.
When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Company first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Company applied the policies on accounting for modifications to the additional changes.
Borrowing costs
Cost of loans attributed to the acquisition, construction or production of an asset that necessarily demands a substantial period of time to become ready for intended use or sale is capitalized as part of this asset’s cost.
Loan costs are comprised by interest and other costs that the Company incurs in connection with fundraising.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Loans and financing
Borrowings and financing are initially recognized at fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost.
Any difference between the amounts raised (net of transaction costs) and the settlement amount is recognized in the income statement during the period while the loans are outstanding, under the effective interest rate method.
Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
Warrant and Earn-out
Warrant is a financial instrument that confers the right, but not the obligation, to acquire shares at a specified price during a specific period. It is recognized as a financial liability, and the subsequent measurement of fair value is recognized in profit or loss for the period. The balance on December 31, 2023 is R$ 30.753.
Earn-out is related to the achievement of certain objectives in merger and acquisition operations, in which a part of the purchase price is deferred and based on the future performance of the company. It is recognized as a financial liability, and the subsequent measurement of fair value is recognized in the equity transaction account in the Company's equity.
Such operations are classified in IAS 32/IFRS 9 and are classified as derivative financial instruments, assets and liabilities. Fair value is calculated according to a Monte Carlo simulation model at each measurement date.
3.5.Intangible assets and Goodwill
(i)Software
Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets where the following criteria are met:
•it is technically feasible to complete the software so that it will be available for use;
•management intends to complete the software and use or license it there is an ability to use or sell the software;
•it can be demonstrated how the software will generate probable future economic benefits;
•adequate technical, financial and other resources to complete the development and to use or sell the software are available; and
•the expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software include employee´s costs and an appropriate portion of relevant overheads.
Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(ii)Goodwill
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
(iii)Research and development
Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to the initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
(iv)Other Intangibles
Other intangible assets, including client’s portfolio, patents and trademarks, that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
(v)Amortization
Amortization is recognized in the Consolidated Statement of Income (loss) based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. The estimated useful lives of intangible assets are as measured as described in note 9 (b).
The assets' net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.
In December 31, 2023, the Company reviewed the estimated useful lives of these assets, and no significant change was identified.
Other intangible assets, including customer relationships, work force, that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
3.6.Impairment of non-financial assets
An impairment loss is recognized in the Consolidated Financial Statements statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Therefore, impairment losses recognized for goodwill cannot be reversed in a subsequent period.
3.7.Property, plant, and equipment
Property, plant, and equipment (PPE) are stated at historical cost less accumulated depreciation and accumulates impairment losses (if applicable). Historical cost includes expenses directly attributable to the acquisition of items. Historical cost also includes financing costs related to the acquisition of qualifying assets.
Subsequently incurred costs are added to the asset's book value or are recognized as a separate asset, as applicable, and only when it is likely that associated future economic benefits will flow and that the item's cost can be reliably measured.
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
An asset's book value is immediately written down to its recoverable amount if the asset's book value is greater than its estimated recoverable amount, as impairment.
An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the Consolidated statement of operations in the period the asset is de-recognized.
Gains and losses from disposals are determined when the asset is derecognized by the comparison of results with the book value and are recognized in "Other net operating revenues (expense)" in the statement of income, as incurred.
3.8.Trade accounts payable and other accounts payable
Trade accounts payable and other accounts payable are obligations due for assets or services acquired from suppliers in the normal course of businesses and are classified as current liabilities if payment is due within one year. Otherwise, trade accounts payable are presented as non-current liabilities.
They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. In practice, they are usually recognized at the amount of the related invoice.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
3.9.Provisions
Provisions for lawsuits (labor, civil and tax) are recognized when: the Company has a present or constructive obligation as result of past events; it is likely that an outflow of funds will be required to settle the obligation; and if the amount can be estimated reliably, Provisions are not recognized for future operating losses.
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
3.10.Income tax
Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.
The Company has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.
3.10.1.Current tax
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
The Company operates in several international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as service provider and tax continues to evolve.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
3.10.2.Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
•taxable temporary differences arising on the initial recognition of goodwill.
Temporary differences in relation to a right‑of‑use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.
Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. There are no unrecognized tax losses or tax credits.
Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.
The measurement of deferred tax reflects the tax consequences that would follow from the manner which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Company has not rebutted this presumption.
Deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.
3.11.Revenue recognition
The revenue is stated net of taxes, returns, rebates or discounts, its recognition is in accordance with IFRS 15 - Revenue from customer contracts, which establishes a five-steps model to determine how and when it will be recognize, as well as its measurement, provided that revenues and costs can be measured reliably.
The Company revenue recognizes revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.
In addition, specific criteria for each of the Company’s activities must be met, as described below:

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Rendering of services
The Company provides emergency services that includes prevention, training, and emergency response.
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
The Company recognizes revenue for these services over time, as the customer receives and consumes the benefits of the service as they are being performed and the Company has a right to receive for performance completed to date. The Company uses the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over the number of hours, days or even months for larger scale projects. In this situation, can be recognized unbilled revenue.
3.12.Leases liabilities
As a lessee
At inception of a contract, the Company assesses whether a contract is, or contains, a lease liability. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for of the period agreed time in exchange for consideration.
At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component based on its relative stand‑alone prices. However, for the leases of property the Company has elected not to separate non‑lease components and account for the lease and non‑lease components as a single lease component.
The Company recognizes a right‑of‑use asset and a lease liability at the lease commencement date. The right‑of‑use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right‑of‑use asset is subsequently depreciated using the straight‑line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right‑of‑use asset reflects that the Company will exercise a purchase option. In that case the right‑of‑use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right‑of‑use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily para a página seguitedetermined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.
The Company determines it’s the range incremental borrowing rate from 7.8% to 8.5% as each year by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in‑substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in‑substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right‑of‑use asset or is recorded in profit or loss if the carrying amount of the right‑of‑use asset has been reduced to zero.
From January 1st, 2021, where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Company remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.
The Company presents right‑of‑use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.
Short-term leases and leases of low-value assets
The Company has elected not to recognize right‑of‑use assets and lease liabilities for leases of low‑value assets and short‑term leases, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight‑line basis over the lease term.
3.13.Distribution of dividends and interest on own capital
Payment of dividends and interest on capital to Company shareholders is recognized as a liability in the Consolidated Financial Statements at the end of the year, based on the by-laws that govern the Company’s companies.
Any amount above the mandatory minimum is provisioned only on the date of its approval by the shareholders.
The tax benefit of interest on own capital is recognized in the statement of income.
3.14.Business combinations
The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at least, an input and substantive process and whether the acquired set has the produce outputs ability.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
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
The consideration transferred does not include amounts related to the settlement of pre‑existing relationships. Such amounts are generally recognized in profit or loss.
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
3.15.Non-controlling interests
The interest attributable to non-controlling shareholders was calculated based on the percentage of 49% on the total shareholders’ equity in 2022 and 30% on the 2021.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Set out below is summarized financial information for NCI that are material to the Company for December 31, 2023:

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A.	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Marine S/A	Ambipar Response Industrial Services S/A
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
Current assets	76,182	21,882	26,658	5,417	42,742	48,213	7,982	11,050
Current liabilities	(70,177)	(20,895)	(34,410)	(2,751)	(31,098)	(17,494)	(4,161)	(8,830)
Current net assets	6,005	987	(7,752)	2,666	11,644	30,719	3,821	2,220
Non-current assets	177,315	72,993	132,976	5,797	84,748	21,737	5,509	4,535
Non-current liabilities	(86,681)	(22,653)	(27,387)	(1,828)	(19,293)	(32,655)	(648)	(799)
Non-current net assets	90,634	50,340	105,589	3,969	65,455	(10,918)	4,861	3,736

Net assets	96,639	51,327	97,837	6,635	77,099	19,801	8,682	5,956
Net assets controlling	96,639	51,327	97,837	6,635	77,099	19,801	8,682	5,956
Net assets nom-controlling	—	—	—	—	—	—	—	—

Accumulated NCI	13,695,000	19,377,000	22,944,000	2,124,000	22,130,000	1,464,000
Others adjustment from non-controlling	25,898	5,773	24,996	668	14,799	4,476	1,736	2,918
Accumulated NCI adjusted

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A.	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Industrial Services S/A	Ambipar Response Industrial Services S/A
Revenue	185,342	76,916	99,081	14,547	87,083	94,411	12,968	51,637
Cost of services rendered	(138,385)	(54,891)	(64,364)	(9,968)	(53,974)	(47,851)	(8,568)	(42,085)
Gross profit	46,957	22,025	34,717	4,579	33,109	46,560	4,400	9,552
Selling, general and administrative expenses	—	—	—	—	—	—	—	—
Other expense	286	2,976	8,732	268	25,104	157	490	6
Operating expenses	286	2,976	8,732	268	25,104	157	490	6
Operating profit	47,243	25,001	43,449	4,847	58,213	46,717	4,890	9,558

Finance costs	(16,486)	(1,960)	(6,464)	(1,031)	(860)	(16,232)	(342)	(142)
Finance income	1,794	353	466	28	2,148	211	200	33
Net finance costs	(14,692)	(1,607)	(5,998)	(1,003)	1,288	(16,021)	(142)	(109)
Profit before tax	32,551	23,394	37,451	3,844	59,501	30,696	4,748	9,449
Income tax and social contribution	(12,544)	(7,818)	(6,813)	(1,777)	(11,303)	(10,902)	(485)	(5,328)
Profit for the year	20,007	15,576	30,638	2,067	48,198	19,794	4,263	4,121
Profit for the year controlling	11,966	7,944	15,625	1,184	24,508	13,856	3,410	2,102
Profit for the year non-controlling	8,041	7,632	15,013	883	23,690	5,938	853	2,019
Interest attributable to non-controlling shareholders	30.00%	49.00%	49.00%	49.00%	49.00%	30.00%	20.00%	49.00%

(*) The information on Ambipar Response ES S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.2.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

(Continued)
Summarized statement of financial position	Emergência Participações S.A.	Ambipar Response Industrial Services Canada	Unidroid Robotica Do Brasil Ltda	Ambipar Response Maritime Services PDA S.A.	Smr Socorro Médico e Resgate Ltda	Ssmr Saude Ocupacional Ltda. Epp	Ssr Servicos De Seguranca e Resgate Ltda Epp	Total
	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023	December 31, 2023
Current assets	1,400,282	110,750	4,394	1,391	9,586	1,858	3,211	1,771,598
Current liabilities	(938,376)	(140,243)	(19)	(572)	(7,366)	(1,884)	(2,421)	(1,280,697)
Current net assets	461,906	(29,493)	4,375	819	2,220	(26)	790	490,901
Non-current assets	2,319,013	519,476	974	1,533	11,992	7,616	6,808	3,373,022
Non-current liabilities	(2,042,190)	(115,347)	(3,032)	(182)	(1,822)	(4)	(6,719)	(2,361,240)
Non-current net assets	276,823	404,129	(2,058)	1,351	10,170	7,612	89	1,011,782

Net assets	738,729	374,636	2,317	2,170	12,390	7,586	879	1,502,683
Net assets controlling	738,729	374,636	2,317	2,170	12,390	7,586	879	1,502,683
Net assets nom-controlling	102,850	—	—	—	—	—	—	102,850

Accumulated NCI								81,734
Others adjustment from non-controlling	—	112,480	1,135	868	3,717	2,276	264	202,004
Accumulated NCI adjusted								283,738

Summarized statement of financial position	Emergência Participações S.A.	Ambipar Response Industrial Services Canada	Unidroid Robotica Do Brasil Ltda	Ambipar Response Maritime Services PDA S.A.	Smr Socorro Médico e Resgate Ltda	Ssmr Saude Ocupacional Ltda. Epp	Ssr Servicos De Seguranca e Resgate Ltda Epp	Total
Revenue	380,143	93,961	—	823	18,085	4,623	4,233	1,123,853
Cost of services rendered	(315,838)	(80,107)	(154)	(518)	(16,678)	(4,148)	(3,939)	(841,468)
Gross profit	64,305	13,854	(154)	305	1,407	475	294	282,385
Selling, general and administrative expenses	—	—	—	—	—	—	—	—
Other expense	(2,882)	3,411	—	—	5	—	137	38,690
Operating expenses	(2,882)	3,411	—	—	5	—	137	38,690
Operating profit	61,423	17,265	(154)	305	1,412	475	431	321,075

Finance costs	(33,276)	(10,738)	(6)	(19)	(50)	(43)	(255)	(87,904)
Finance income	940	3	—	7	54	4	—	6,241
Net finance costs	(32,336)	(10,735)	(6)	(12)	4	(39)	(255)	(81,663)
Profit before tax	29,087	6,530	(160)	293	1,416	436	176	239,412
Income tax and social contribution	(7,913)	(176)	—	—	(714)	(149)	—	(65,922)
Profit for the year	21,174	6,354	(160)	293	702	287	176	173,490
Profit for the year controlling	7,886	4,445	(82)	176	491	201	123	93,835
Profit for the year non-controlling	13,288	1,909	(78)	117	211	86	53	79,655
Interest attributable to non-controlling shareholders	100.00%	30.02%	49.00%	40.00%	30.00%	30.00%	30.00%

(*) The information on Ambipar Response ES S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.2.
3.16.Segment reporting
For reviewing the operational performance of the Company and allocating resources purposes, the Chief Operating Decision Maker ("CODM") of the Company, which is comprised of the Chief Executive Officer of the Company, reviews the Consolidated results as a geographical area disaggregated by domestic market and foreign market as a whole market. The CODM considers the whole Company a single operating and reportable segment, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a Consolidated basis for all subsidiaries and business lines.
The Company’s net revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the Audited Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
For more information regarding the Company’s non-current assets and net revenue by geographic area, refer to note 8.
3.17.Earnings per share – basic and diluted
The Company calculates basic earnings per share using the total average weighted number of outstanding ordinary shares during the period corresponding to income, in accordance with accounting pronouncement IAS 33.
3.18.Prepaid expenses
Those are basically disbursements made in advance, which will be charged to the result as soon as the expenses are actually incurred.
3.19.Transactions eliminated on combination
Intra‑group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra‑group transactions, are eliminated. Unrealized gains arising from transactions with equity‑accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
3.20.Finance income and finance costs
The Company’s finance income and finance costs include:
•interest income.
•interest expense.
•the net gain or loss on financial assets at FVTPL; and
•the fair value loss on contingent consideration classified as a financial liability.
The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:
•the gross carrying amount of the financial asset; or
•the amortized cost of the financial liability.
In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit‑impaired) or to the amortized cost of the liability. However, for financial assets that have become credit‑impaired after the initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset, if the asset is no longer credit‑impaired, then the calculation of interest income reverts to the gross basis.
3.21.Share capital
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.
3.22.Financial risk management
The Company is party to transactions involving financial instruments for the purpose of financing its activities or investing its available funds.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The management of these risks is performed through the definition of conservative strategies aiming at liquidity, profitability, and safety. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market.
In December 31, 2023, there were no transactions involving derivative financial instruments with speculative purposes and compound financial instruments with embedded derivatives.
Financial instruments are recognized only as from the date the Company becomes a party to contractual provisions. When recognized, they are initially recorded at its fair value plus any transaction costs directly attributed to its acquisition or issue (when applicable). Then they are measured at the end of each reporting period, in accordance with the standards established for each type of classification of financial assets and liabilities.
3.22.1.Financial risk factors
In the normal course of business, the Company is exposed to market risks, including changes in interest rates and foreign currency rates.
Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
The Company's activities expose it to various financial risks: market risk (including fair value interest rate risk, and cash flow interest rate risk and price risk), credit risk and liquidity risk, related primarily to our financing activities and foreign operation. The Company’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company does not have operations quoted at commodity prices; therefore, it has no exposure to commodity price risks.
The management of risk is conducted by the treasure departments.
(a)Market risk
Market risk is the risk that changes in market prices – e.g. Foreign exchange rate, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.
(i)Interest rate risk
Interest rate risk arises from the portion of debt pegged to the long-term interest rate – CDI and interest earning bank deposits at CDI, which may affect the financial revenues or expenses in the event an unfavorable change in interest or inflation rates takes place. Loans issued at variable rates expose the Company to cash flow interest rate risk.
Loans issued at fixed rates expose the Company to fair value risk associated with interest rate. Considering that a substantial part of the Company’s loans is linked to fixed rates. Management believes that the risk of significant changes in income and cash flows is low.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The Company set three scenarios (probable, possible and remote) for simulation, In the probable scenario, the rates disclosed by BM&F were set forth by the Management and the possible and remote scenario, a 25% and 50% impairment, respectively, in the variables. The calculation basis used is the amount presented in the notes of cash and cash equivalents, loans and financing and debentures:
▪December 31, 2023

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote

CDI - Interest earning bank deposits	132,072	15,518	19,398	23,277
CDI – Loans	(701,902)	(82,473)	(103,091)	(123,710)
CDI – Debentures	(545,750)	(64,126)	(80,158)	(96,189)

Net exposure	(1,115,580)	(131,081)	(163,851)	(196,622)
▪December 31, 2022

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote

CDI - Interest earning bank deposits	64,158	8,758	10,948	13,137
CDI - Loans and Financing	(717,418)	(97,928)	(122,410)	(146,892)
CDI – Debentures	(600,720)	(81,998)	(102,498)	(122,997)

Net exposure	(1,253,980)	(171,168)	(213,960)	(256,752)
Due to the nature, complexity, and isolation of a single variable, the estimates presented may not faithfully represent the value of the loss, if the variable in question has the deterioration shown. The calculation was performed for a win/loss scenario in the period of one month.
(b)Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers and investments in debt securities.
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
As mentioned in note 18 - Segment reporting, the Emergency Response Services do not have customers representing more than 10% of their net revenue in December 31, 2023 and December 31, 2022.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(c)Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.
The cash flow forecast is carried out by the Company’s Management. The Management monitors the continuous forecasts of Company’s liquidity requirements to ensure it has enough cash to satisfy operating needs. This forecast takes into consideration the Company’s debt financing plans, compliance with clauses, attainment of the internal goals of the balance sheet quotient and, if applicable, external or legal regulatory requirements - for example, currency restrictions.
Surplus cash held by the Company beyond the balance required for administration of working capital, is invested in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of December 31, 2023, the Company maintained short-term funds of R$ 439,744 (R$ 64,158 as of December 31, 2022) which are expected to readily generate cash inflows to manage the liquidity risk.
The table below analyzes the Company’s non-derivative financial liabilities per maturity intervals, corresponding to balance sheets’ remaining period until contract maturity date (*):

	<1 year	1–2 years	2–5 years	>5 years	Total
December 31, 2023
Loans and financing	84,369	140,566	476,967	—	701,902
Loans and financing (interest)	9,534	15,884	53,897	—	79,315
Debentures	79,677	116,518	349,555	—	545,750
Lease liabilities	24,892	29,344	8,249	—	62,485
Suppliers and other accounts payable	219,256	13,551	—	—	232,807
	417,728	315,863	888,668	—	1,622,259

December 31, 2022
Loans and financing	67,656	92,624	500,282	—	660,562
Loans and financing (interest)	9,682	13,254	71,590	—	94,526
Debentures	84,187	169,806	346,727	—	600,720
Lease liabilities	16,700	24,385	11,240	—	52,325
Suppliers and other accounts payable	182,953	4,305	—	—	187,261
	361,178	304,374	929,839	—	1,595,394

(*) In order, the amounts above refers to agreement nominal amount, however, they not represent of Financial and accounting position as financial statement.
(d)Regulatory and environmental risks
The Company is subject to the laws and regulations of the countries where it operates. The Company’s Management established environmental certified policies and procedures focused on the compliance with environmental laws.
The Management carries out regular analyses to identify environmental risks and assure that controls under operation are appropriate and duly certified.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(e)Foreign currency risks
On December 31, 2023, and December 31, 2022, the Company has not exposed to a significant transactional foreign currency. So, it concluded that they had no impact on the Annual Financial Statements as the fiscal years ends.
3.22.2.Capital management
The Company’s objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining an optimal capital structure to reduce this cost.
In order to keep or adjust the capital structure, the Company may review the dividend payment policy, refund capital to the shareholders or, also, issue new shares or sell assets to reduce, for instance, the indebtedness level.
The Company monitors capital based on the ratio of financial leverage. This index corresponds to net bank loans and financing divided by total capital. Net bank loans and financing, on its turn, corresponds to current and non-current loans and financings as shown in statement of financial position less cash and cash equivalents. Net bank loans and financing is a non-gaap measure.
The total capital is calculated through the sum of shareholders equity, as shown in the statement of financial position with net bank loans and financing and debentures.
The financial leverage ratio on December 31, 2023 and December 31, 2022, can be summarized as follows:

Consolidated financial information	December 31, 2023	December 31, 2022

Loans and financing and debentures	1,247,652	1,318,138
Less: cash and cash equivalents	(423,266)	(271,607)
Net bank loans and financing	824,386	1,046,531
Total shareholders' equity	1,356,797	447,088
Total capital	2,181,183	1,493,619
Leverage ratio	37.8%	70.1%
3.22.3.Fair value estimate
It is assumed that balances of trade accounts receivable and trade accounts payable at book value, less impairment loss, approximate their fair values, considering the realization terms and settlement of these balances, from 30 to 60 days.
For disclosure purposes, financial liabilities’ fair value is estimated by discounting future contract cash flows at interest rate prevailing in the market, which is available to the Company for similar financial instruments. The effective interest rates at the balance sheet dates are customary in the market and their fair values do not differ materially from the balances in the accounting records.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in arm's length transactions. Fair value hierarchy must have the following levels:
▪Level 1: prices charged (unadjusted) in active markets for identical assets or liabilities;
▪Level 2: different inputs of the prices negotiated in active markets included at Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
▪Level 3: inputs for the asset or liability that are not based on observable market variables (non-observable inputs).
Financial instruments by category

December 31, 2023
		Consolidated
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	291,194	291,194
Interest earning bank deposits - immediate liquidity	Amortized cost – Level 1	132,072	132,072
Accounts receivable	Amortized cost – Level 1	803,523	803,523
Related parties	Amortized cost – Level 2	29,322	29,322

Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	701,902	701,902
Debentures	Amortized cost – Level 2	545,750	545,750
Suppliers	Amortized cost – Level 1	184,618	184,618
Obligations from acquisition of investment	Amortized cost – Level 2	352,751	352,751
Related parties	Amortized cost – Level 2	620,842	620,842
Lease liabilities	Amortized cost – Level 2	57,480	57,480

December 31, 2022
		Consolidated
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	207,449	207,449
Interest earning bank deposits - immediate liquidity	Amortized cost – Level 1	64,158	64,158
Accounts receivable	Amortized cost – Level 1	702,980	702,980
Related parties	Amortized cost – Level 2	26,180	26,180

Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	717,418	717,418
Debentures	Amortized cost – Level 2	600,720	600,720
Suppliers	Amortized cost – Level 1	146,611	146,611
Obligations from acquisition of investment	Amortized cost – Level 2	223,426	223,426
Related parties	Amortized cost – Level 2	769,792	769,792
Lease liabilities	Amortized cost – Level 2	47,059	47,059

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
4.Cash and cash equivalents

	December 31, 2023	December 31, 2022

Cash and banks	291,194	207,449
Interest earning bank deposits	132,072	64,158
	423,266	271,607
Financial investments are mainly represented by Bank Deposit Certificates and Capitalization Bonds from first-rate financial institutions, with low credit risk, whose profitability is linked to the variation of the Interbank Deposit Certificate (CDI) and offers immediate liquidity and maturity in up to 90 days, indexed to 105% of the CDI for December 31, 2023, and the year ended December 31, 2022.
5.Trade and other receivables

	December 31, 2023	December 31, 2022

Trade notes receivable - domestic operations	127,007	78,800
Trade notes receivable - foreign operations	443,481	536,565
	570,488	615,365

Provision for trade notes receivable - domestic operations	144,033	74,533
Provision for trade notes receivable - foreign operations	97,673	17,495
	241,706	92,028

	812,194	707,393

Allowance for expected losses - doubtful accounts	(5,185)	(4,413)
	807,009	702,980

Current	803,523	702,980
Non-Current	3,485	—
The expected credit losses are established by considering supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information, based on the Ambipar Emergency Response’s historical experience and informed credit assessment, that includes forward‑looking information.
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
The Company allocates each exposure to a credit risk grade based on the determined data to be predictive of the risk of loss (including but not limited to external ratings, audited Financial Statements, management accounts and cash flow projections and available press information about customers) and applying experienced credit judgement. Credit risk grades are defined using qualitative factors that are indicative of the risk of default and are aligned to external credit rating definitions from agencies.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Concerning the securities that are overdue for more than 181 days, the collection processes and procedures, and agreements, even in installment payments, are in progress, and the probability of success is relatively high.
The Company assumes that there was no significant decrease in ECL between December 2022 and December 2023, despite the relevant increase in accounts receivable. This situation is mainly due to the customer portfolio of new acquisitions without significant historical losses observed.
6.Tax assets
6.1.Tax asset

	December 31, 2023	December 31, 2022

Prepaid Income tax and social contribution (IR/CS)	15,615	9,242
	15,615	9,242

Current	14,143	6,388
Non-current	1,472	2,854
6.2.Other tax asset

	December 31, 2023	December 31, 2022

Recoverable INSS (Social security tax) withheld	12,791	3,552
Recoverable PIS (Tax on sales)	2,212	230
Recoverable COFINS (Tax on sales)	6,950	1,062
Recoverable ICMS (State VAT)	1,157	214
IRRF (Withholding income tax) to offset	39,321	23,521
Other taxes recoverable	2,381	1,553
	64,812	30,132

Current	63,955	29,740
Non-current	857	392

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
7.Business combinations
The Company made the following acquisitions from January 1, 2022, to December 31, 2023:

Base date	Target Company	Interest acquired (%)
January 2022	Dracares Apoio Marítimo e Portuário Ltda.	51
January 2022	Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	51
January 2022	RG Consultoria Técnica Ambiental S.A.	51
February 2022	First Response Inc	100
June 2022	Bioenv Análises e Monitoramento Ambiental Ltda	100
July 2022	CTA Serviços em Meio Ambiente Ltda	100
July 2022	Graham Utility Hydrovac Services	100
July 2022	CK7 Serviços de Manutenção Industrial e Reparos em Geral Ltda	51
August 2022	Ridgeline Canada Inc.	100
November 2022	Witt O´Briens LLC	100
February 2023	Girassol Apoio Marítimo Ltda	80
April 2023	Plimsoll Serviços Ltda	51
April 2023	EKMAN - Serviços Ambientais e Oceanograficos Ltda	60
May 2023	DFA Contracting Ltd	100
September 2023	Solução Ambiental Engenharia, Participações e Negócios Ltda.	51
November 2023	Zenith Maritima Eireli	60
December 2023	Unidroid Robotica Do Brasil Ltda	51
December 2023	1653395 Alberta Ltd ("165 AB")	100
December 2023	Smr Socorro Médico E Resgate Ltda	70
December 2023	Ssmr Saude Ocupacional Ltda. Epp	70
December 2023	Ssr Servicos De Seguranca E Resgate Ltda Epp	70
Corporate movements are described in the list of subsidiaries.
December 31, 2023:

Assets and liabilities acquired at fair value (*)	Girassol	Ekman	Plimsoll	DFA	Solução Ambiental	Zenith	Unidroid	SMR	SSRM	SSR	Alberta Ltd	Total
Current assets
Cash and cash equivalents	1,526	2,924	8,420	9,597	1,953	473	1,020	3,240	793	882	680	31,508
Trade and other receivables	1,501	425	4,664	13,474	9,023	492	—	6,705	1,481	1,153	58,285	97,203
Inventories	50	—	—	—	8,965	—	1,789	912	126	270	6,248	18,360
Other assets	112	7	753	517	5,437	427	234	355	112	1,535	39,705	49,194
Non-Current assets					—						—	—
Other assets	943	—	—	—	103	114	1,501	4,985	548	440	166,887	175,521
Property, Plant and Equipment	3,425	490	1,894	9,096	29,210	1,075	89	7,766	7,138	6,453	28,024	94,660
Intangible assets	25	8	—	—	94	369	—	16	—	11	—	523
Goodwill	—	—	—	—	—	—	—	—	—	—	213,123	213,123
Separately Identified Intangibles	—	—	—	—	—	—	900	—	—	—	—	900
Intangibles - workforce	—	—	—	—	—	—	—	—	—	—	—	—
Added Value of Fixed Assets	—	—	—	2,699	—	—	—	—	—	—	—	2,699

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

Assets and liabilities acquired at fair value (*)	Girassol	Ekman	Plimsoll	DFA	Solução Ambiental	Zenith	Unidroid	SMR	SSRM	SSR	Alberta Ltd	Total
Current liabilities					—						—	—
Trade and other payables	(122)	—	(1,677)	(1,371)	(1,534)	(59)	(7)	(1,742)	(179)	(218)	(62,309)	(69,218)
Loans and Financing	(47)	—	(525)	—	(6,279)	—	—	(635)	(848)	(1,431)	—	(9,765)
Employee benefits	(950)	(2)	(924)	—	(979)	(396)	—	(4,245)	(1,272)	(749)	30	(9,487)
Current income tax payable	(160)	(290)	(3,283)	—	(2,511)	(134)	—	(2,629)	(594)	(384)	(9,263)	(19,248)
Related parties loans	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	(450)	(1,332)	(5,581)	(16)	(17,445)	(20)	(11)	(1,155)	(2)	(143)	(63,898)	(90,053)
Non-current liabilities					—						—	—
Loans and Financing	—	—	—	(1,258)	(4,723)	(229)	—	(370)	—	(4,752)	(7,799)	(19,131)
Other liabilities	(55)	—	—	(11,081)	(99)	(49)	(2,731)	(1,515)	(5)	(2,363)	(73,236)	(91,134)
(-) Deferred taxes on Added Value				(918)	—	—	(306)	—	—	—	—	(1,224)
Attributable to the non-controlling Shareholders of the Company	—	—	—	—	(1,278)	—	—	—	—	—	—	(1,278)
Total identifiable net assets	5,798	2,230	3,741	20,739	19,937	2,063	2,478	11,688	7,298	704	296,477	373,153

Total amount of the consideration transferred	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604
(-) Cash acquired	(1,526)	(2,924)	(8,420)	(9,597)	(1,953)	(473)	(1,020)	(3,240)	(793)	(882)	(680)	(31,508)
(-) Assumed amount of the obligation to pay	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)
Cash paid, net of cash received	3,646	(888)	6,258	25,321	19,362	(137)	480	(3,240)	(793)	(882)	367,763	416,890

Primary					—		1,500					1,500
Secondary	10,345	6,170	29,357	52,084	55,601	1,009	3,000	45,243	6,770	15,766	138,499	363,844
Non-cash value											368,260	368,260
Total amount of consideration transferred	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604
Primary
Secondary	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)
Non-cash value											—	—
(-) Assumed value of the obligation to pay	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)

Determining goodwill (*)
Total amount of the consideration transferred, Net	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604
	—	—	—	—	—	—	—	—	—	—	—	—

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

Assets and liabilities acquired at fair value (*)	Girassol		Ekman		Plimsoll		DFA	Solução Ambiental		Zenith		Unidroid		SMR		SSRM		SSR		Alberta Ltd	Total
Total amount of identifiable net liabilities	(4,638)		(1,338)		(1,908)		(20,739)	(10,167)		(1,238)		(1,264)		(8,182)		(5,109)		(493)		(296,476)	(351,552)
Goodwill paid resulting from expected future profitability	5,707		4,832		27,449		31,345	45,434		(229)		3,236		37,061		1,661		15,273		210,283	382,052

Date of acquisition	03/21/2023		04/14/2023		04/26/2023		04/27/2023	07/10/2023		10/04/2023		12/20/2023		10/13/2023		10/13/2023		10/13/2023		09/30/2023
Control start month	04/2023		04/2023		04/2023		04/2023	07/2023		10/2023		12/2023		10/2023		10/2023		10/2023		10/2023
Company that acquired control	Ambipar Response Dracares Apoio Marítimo e Portuário Ltda		Ambipar Response Espírito Santo S.A.		Ambipar Tank Cleaning S/A		Ambipar Holding Canadá Inc.	Ambipar Response Espírito Santo S.A.		Ambipar Response Marine S/A		Ambipar Tank Cleaning S/A		Emergência Participações S.A.		Emergência Participações S.A.		Emergência Participações S.A.		Ambipar Response Industrial Services Canada
Acquisition Value	R$	10,345	R$	6,170	R$	29,357	CAD 14,135	R$	55,601	R$	1,009	R$	4,500	R$	45,243	R$	6,770	R$	15,766	CAD 138,755
Percentage acquired	80.0		60.0		51.00		100.0	51.00		60.0		51.00		70.0		70.0		70.0		70.0

(*)    On the acquisition date, although the Company assesses the base date of the initial balance sheet of the acquirees for the purpose of determining the allocation of the purchase price and goodwill (negative goodwill). These acquisitions have an interim report. The goodwill for expected future profitability in 2023 was R$ 382,052 (R$ 508,174 in 2022).
(**)    In 2023, the Company spent R$ 47,131 (R$ 1,090,040 in 2022) on acquisitions of companies, as mentioned in the cash flow statement, in investment activities, from business combinations with third parties.
December 31, 2022:

Assets and liabilities acquired at fair value (a)	First Response	Dracares	Flyone	RG	Analitycal	CTA	Graham	C-Tank	Ridgeline	Witt O’Briens (d)	Total
Current assets
Cash and cash equivalents	—	985	3,125	2,843	889	387	2,172	8,866	—	11,139	30,406
Trade and other receivables	13,223	4,249	2,109	907	824	279	2,048	7,262	51,455	480,964	563,320
Inventories	628	2,012	—	—	—	—	—	722	313	—	3,675
Other Assets	382	10,079	16,854	243	42	42	—	5,539	25,305	3,531	62,017
Non-Current assets
Other Assets	—	3,642	4,190	—	1,000	1,753	3,709	25	361	840	15,520

Permanent
Investments	—	—	—	—	—	—	—	—	—	6,583	6,583
Property, Plant and Equipment	4,275	20,366	36,657	689	149	3,534	414	6,313	3,534	18,844	94,775
Intangible assets	—	—	4	—	—	—	—	47	15,322	183,620	198,993
Separately Identified Intangibles	—	—	6,385	—	—	—	6,514	—	23,822	356,083	392,804
Intangibles - workforce	—	—	—	—	—	—	—	—	—	24,001	24,001
Added Value of Fixed Assets	—	—	16,865	1,351	—	—	116	—	—	—	18,332

Current liabilities
Trade and other payables	(1,257)	(1,243)	(6,306)	(14)	(19)	(476)	(19)	(1,210)	(29,202)	(78,199)	(117,945)
Loans and Financing	—	(1,787)	(6,716)	(224)	(81)	—	(74)	(397)	—	—	(9,279)
Employee benefits	—	(862)	(123)	(79)	(81)	(270)	413	(1,604)	(127)	(63,183)	(65,916)
Current income tax payable	(216)	(1,429)	(7,073)	(60)	(169)	(592)	(392)	(2,264)	—	(1,379)	(13,574)
Related parties loans	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	(1,502)	(10,351)	(1,466)	(2,071)	(144)	(355)	(4,818)	(4)	(1,711)	(9,013)	(31,435)

Non-current liabilities
Loans and Financing	—	(2,439)	(7,724)	—	—	(78)	(330)	(836)	(11,353)	—	(22,760)
Other liabilities	—	(61)	(3,841)	—	—	(29)	227	(351)	(2,247)	(7,167)	(13,469)
(-) Deferred taxes on Added Value	—	—	(7,905)	(459)	—	—	(2,254)	—	(8,099)	(129,229)	(147,946)

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

Assets and liabilities acquired at fair value (a)	First Response	Dracares	Flyone	RG	Analitycal	CTA	Graham	C-Tank	Ridgeline	Witt O’Briens (d)	Total
Attributable to the non-controlling Shareholders of the Company	—	(3,999)	—	—	—	—	—	—	—	—	(3,999)
Total identifiable net assets at fair value	15,533	19,162	45,035	3,126	2,410	4,195	7,726	22,108	67,373	797,435	984,103

Attributable to the Controlling Shareholders of the Company	15,533	9,773	22,968	1,594	1,229	4,195	7,726	11,275	67,373	797,435	939,101
Attributable to the non-controlling Shareholders of the Company	—	9,389	22,067	1,532	1,181	—	—	10,833	—	—	45,002

Total amount of the consideration transferred	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755
(-) Cash acquired	—	(985)	(3,125)	(2,843)	(889)	(387)	(2,172)	(8,866)	—	(11,139)	(30,406)
(-) Assumed amount of the obligation to pay	(40,907)	—	(25,000)	(10,000)	(803)	(14,620)	(10,387)	(17,850)	(52,915)	(157,827)	(330,309)
Cash paid; net of cash received (b) (c)	28,316	85,699	21,875	7,062	914	9,559	17,109	8,613	81,408	829,485	1,090,040

Primary	—				1,000						1,000
Secondary	69,223	86,684	50,000	19,905	1,606	24,566	29,668	35,329	134,323	998,451	1,449,755
Total amount of the consideration transferred	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755

Determining goodwill (a)
Total amount of the consideration transferred, Net	69,223	86,684	50,000	19,905	2,606	24,566	29,668	35,329	134,323	998,451	1,450,755
Added Value	—	(3,480)	—	—	—	—	—	—	—	—	(3,480)
Total Net amount of the identifiable net assets acquired, and the liabilities assumed attributable to the Controlling Shareholders of the Company	(15,533)	(9,773)	(22,968)	(1,594)	(1,229)	(4,195)	(7,726)	(11,275)	(67,373)	(797,435)	(939,101)
Goodwill	53,690	73,431	27,032	18,311	1,377	20,371	21,942	24,054	66,950	201,016	508,174

Date of acquisition	02/01/2022	02/16/2022	03/18/2022	03/18/2022	06/28/2022	07/06/2022	07/11/2022	07/26/2022	08/02/2022	10/24/2022
Company that acquired control	02/2022	01/2022	01/2022	01/2022	06/2022	07/2022	07/2022	07/2022	08/2022	11/2022
Company that acquired control	Ambipar Holding Canadá	Emergência Participações S.A.	Emergência Participações S.A.	Emergência Participações S.A.	Ambipar Response Espírito Santo S.A.	Ambipar Response Espírito Santo S.A.	Ambipar Holding Canadá	Emergência Participações S.A.	Ambipar Holding Canadá	Ambipar Holding USA, INC
Acquisition Value	CAD $ 16,625	R$ 86,684	$50,000	$19,905	$2,606	$24,366	CAD $ 7,200	$35,000	CAD $ 33,000	$184,673
Percentage acquired	100%	51%	51%	51%	51%	100%	100%	51%	100%	100%

(a)    On the acquisition date, even though the Company evaluates the base date of the initial balance sheet of the acquired companies for purposes of determining the allocation of the purchase price and goodwill (discount). These acquisitions have provisional reports. The value of goodwill based on expected future profitability calculated for these acquisitions on December 31, 2022, was in the amount of R$ 508,174
(b)     The acquisitions with control of the investees were carried out in early January 2022 (1Q2022) and in June 2022 (2Q2022), through a binding agreement with the transfer of control of the investees, while negotiating contractual clauses and the complete transfer of resources resulting from the defined payment installments.
(c)    In 2022, the Company spent BRL 1,090,040, on company acquisitions, as mentioned in the cash flow statement, on investment activities, from business combinations.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
For December 31, 2023, and December 31, 2022, the acquired companies contributed with the following net revenue and profit to the Company's results.

	Consolidated		Consolidated
	December 31, 2023		December 31, 2022
	Net Revenue	Profit for the year	Net Revenue	Profit for the year
First Response Inc	—	—	106,978	38,159
Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda	—	—	61,429	10,479
Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	—	—	55,900	2,750
RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda	—	—	9,314	1,596
Ambipar Response Analytical S/A.	—	—	3,021	693
Ambipar Response Fauna e Flora Ltda.	—	—	25,080	(5,775)
Graham Utility Hydrovac Services	—	—	4,209	211
Ambipar Response Tank Cleaning S/A	—	—	60,484	43,059
Ridgeline Canada Inc.	—	—	45,468	6,647
Witt O´Briens LLC	—	—	168,462	18,342
Ambipar Response Marine S/A	12,968	4,263	—	—
Ambipar Response Industrial Services S/A	51,637	4,120	—	—
Ambipar Response Environmental Consulting Offshore	4,955	402	—	—
DFA Contracting Ltd	35,485	3,765	—	—
Solução Ambiental Engenharia, Participações e Negócios Ltda.	—	(2)	—	—
Reconditec Sistemas e Participações Ltda	24,442	6,689	—	—
RMC2 Soluções Ambientais Ltda	7,351	(1,456)	—	—
Zenith Maritima Eireli	823	293	—	—
Unidroid Robotica do Brasi Ltda	—	(160)	—	—
Alberta Ltd	—	(13)	—	—
Bulldog Energy Company	58,536	9,475	—	—
SMR Socorro Médico e Resgate Ltda	18,085	702	—	—
SSMR Saúde Ocupacional Ltda EPP	4,623	287	—	—
SSR Serviços de Segurança e Resgate Ltda EPP	4,233	176	—	—
	223,138	28,541	540,345	116,161

(*) see note 7.6.
If the above acquisitions had occurred on January 1st, 2023, and January 1st, 2022, management estimates that the consolidated net revenue and profit for the year would have been the following:

	December 31, 2023	December 31, 2022
Net Revenue	2,777,354	2,534,127
Profit for years	43,377	317,894

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Indetermining these amounts, management has assumed that the fair value adjustments, if any, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2021. The information presented above is not intended to indicate expected results in future years, being only shown for informational purposes.
Non-controlling interest
The shareholders' equity of the acquired companies, attributed to non-controlling and non-controlling companies, is composed of:

	2023
	Value	%
Ambipar Response Marine S/A	1,160	20
Ambipar Response Industrial Services S/A	1,833	49
Ambipar Response Environmental Consulting Offshore	892	40
Solução Ambiental Engenharia, Participações e Negócios Ltda.	30	49
Reconditec Sistemas e Participações Ltda	7,835	49
RMC2 Soluções Ambientais Ltda	1,903	75
Zenith Maritima Eireli	825	40
Unidroid Robotica do Brasi Ltda	922	49
SMR Socorro Médico e Resgate Ltda	3,506	30
SSMR Saúde Ocupacional Ltda EPP	2,190	30
SSR Serviços de Segurança e Resgate Ltda EPP	211	30

Total	21,307
The Company has chosen to recognise the non-controlling interest at its fair value for these acquisitions. The fair value of the non-controlling interest in Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda, Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda, RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda, Ambipar Response Analytical S/A, Plimsoll Serviços Ltda, EKMAN - Serviços Ambientais e Oceanográficos Ltda, Ambipar Response Marine S/A, DFA Contracting Ltd, Solução Ambiental Engenharia, Participações e Negócios Ltda, Reconditec Sistemas e Participações Ltda, RMC2 Soluções Ambientais Ltda, Zenith Maritima Eireli, SMR Socorro Médico e Resgate Ltda, SSMR Saúde Ocupacional Ltda EPP e SSR Serviços de Segurança e Resgate Ltda EPP, all of them unlisted companies, were estimated using the same criteria as to recognize the controlling interest at fair value, which was applying the discounted cash flow method to determine the economic value of each acquirees.
To determine the economic value, the following steps are observed:
a.Projection of companies' free cash flow;
b.Determination of discount rates;
c.Determination and calculation of goodwill;
d.Estimate of the perpetuity of the business;
However, there are subjective variables used in the calculations and sometimes reflected in the indexes and rates applied, which significantly affect the value of the business and it is necessary to make this known to the interested parties.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Goodwill
Management considered that most of the acquisitions performed by Response have a purpose of increasing market share and geographical presence. The response segment usually operates with emergency services, where being close to the customers is very important for a good performance of the services. Therefore, goodwill is measured as the excess of the cost of acquisition over the acquirer's fair value of assets, liabilities and contingent liabilities acquired.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Obligation from acquisition
The payment schedule for obligations due to investment acquisition:

Year of maturity	Consolidated
2024	183,825
2025	130,905
2026	35,021
2027	3,000
352,751

Current	183,825
Non-current	168,926
Impairment tests
Goodwill is classified as an asset that has an undefined useful life and must be tested annually and whenever there are indications of possible loss of value. Assets and liabilities are grouped into a single CGU (Cash Generating Unit) which is the Group Response itself for the purpose of impairment testing, Goodwill was allocated to this single CGU.
Any impairment loss is immediately recorded as a loss in the statement of income and is not subject to a subsequent reversal.
The Company used the value-in-use method to carry out the impairment test. For the entire CGU, a 5-years projection period was considered, with growth in perpetuity, in addition to observing the financial budgets prepared by Management to start the projection of cash flows.
Cash flows were discounted to present value through the application of the rate determined by the Weighted Average Capital Cost (WACC), which was calculated using the Capital Asset Pricing Model (CAPM) method, also considering several components of financing, debt and equity used by the Company to finance its activities.
As a result of the impairment test, as of December 31, 2023, and December 31st, 2022, and evaluating the scenario that there have been no changes in significant risk variables and the used future cash flow assumptions of the acquired businesses since the last closing of the annual Consolidated Financial Statements, no losses have been identified for the CGU in which the goodwill is allocated.
The recoverable amounts of the CGUs at estimated value were its book value at the amount of R$ 2,701,145 (R$ 2,128,580 as of December 31, 2022). The Administration that foresees that the two hypotheses of alteration are reasonably possible.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
8.Property, plant and equipment
(a)Breakdown and changes
Changes in property, plant and equipment are as follows:

	December 31, 2023
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
Opening balance	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Transfers	15,420	212	28,337	2,038	1,080	40,023	1,211	(45,642)	17,155	5,763	65,597
Additions	18,555	624	79,285	1,363	705	42,626	2,659	65,363	2,529	51,693	265,402
Write-offs	(940)	—	(7,496)	(243)	(222)	(37,689)	(1,359)	(3,882)	(86)	(3,858)	(55,775)
Business combination (*)	1,969	408	246,517	1,308	685	37,077	—	1,831	3,050	—	292,845
Fair value-added value	—	—	1,188	(127)	440	994	34	—	—	—	2,529
Exchange-rate change	(2,608)	(1)	(3,886)	(745)	(932)	(13,933)	(470)	—	(57)	—	(22,632)
Balance	59,212	1,665	584,206	22,340	11,965	396,779	43,541	58,355	54,824	127,212	1,360,099

Accumulated depreciation
Opening balance	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)
Transfers	(8,006)	(7)	(13,343)	(954)	383	(15,224)	(268)	—	—	(32)	(37,451)
Depreciation	(2,158)	(102)	(36,876)	(4,696)	(2,319)	(26,816)	(3,434)	—	(1,288)	(4,398)	(82,087)
Write-offs	278	3	7,677	—	478	23,836	332	—	23	1,308	33,935
Business combination (*)	(376)	(152)	(178,570)	(653)	(310)	(17,384)	—	—	(769)	—	(198,214)
Fair value-added value	—	—	(496)	7	(95)	(1,236)	(3)	—	(292)	(1,642)	(3,757)
Exchange-rate change	443	—	(1,090)	529	650	10,209	326	—	21	—	11,088
Balance	(19,108)	(353)	(307,235)	(15,700)	(7,252)	(186,873)	(12,377)	—	(8,452)	(15,188)	(572,538)

Cost	59,212	1,665	584,206	22,340	11,965	396,779	43,541	58,355	54,824	127,212	1,360,099
Depreciation and amortization	(19,108)	(353)	(307,235)	(15,700)	(7,252)	(186,873)	(12,377)	—	(8,452)	(15,188)	(572,538)
	40,104	1,312	276,971	6,640	4,713	209,906	31,164	58,355	46,372	112,024	787,561

(*) purchase of investees conforms informed in note 7.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

	December 31, 2022
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
Opening balance	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	—	560,966
Transfers	6,048	97	(22,914)	(950)	507	(8,094)	21,109	(31,180)	4,473	(30)	(30,934)
Additions	2,268	96	75,884	3,137	2,251	90,168	10,894	30,631	642	17,335	233,306
Write-offs	(1,531)	—	(14,254)	(2,304)	(116)	(10,856)	(969)	(9,871)	(3,821)	—	(43,722)
Initial purchase amount	1,707	—	14,956	13,048	863	10,456	541	4,667	19,341	39,887	105,466
Business combination (*)	15	—	4,304	26	61	1,785	—	—	5,837	16,422	28,450
Exchange-rate change	(2,403)	—	(15,699)	(714)	(472)	(21,448)	(337)	(3)	(323)	—	(41,399)
Balance	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133

Accumulated depreciation
Opening balance	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,288)	—	(963)	—	(264,570)
Transfers	(3,875)	—	14,434	229	(157)	(3,821)	(66)	—	—	9	6,753
Depreciation	(2,696)	(31)	(22,120)	(1,390)	(1,168)	(31,784)	(4,942)	—	(960)	(3,645)	(68,736)
Write-offs	919	—	12,829	1,085	260	6,798	955	—	604	—	23,450
Initial purchase amount	(53)	—	(2,950)	(7,194)	(212)	(4,544)	(246)	—	(4,590)	(5,419)	(25,208)
Business combination (*)	(1)	—	(92)	(5)	(2)	(116)	—	—	(292)	(1,369)	(1,877)
Exchange-rate change	2,368	—	14,586	441	472	15,958	257	—	54	—	34,136
Balance	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)

Cost	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Depreciation and amortization	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)
	17,527	327	155,724	8,813	4,170	167,423	32,136	40,685	26,086	63,190	516,081

(*) purchase of investees conforms informed in note 7.
(b)Rates of depreciation
The depreciation rates are as follows:

Assets	Useful life (in years)	Annual weighted average rate (%)
Aircrafts	10	10.00
Leasehold improvements	3–25	16.15
Buildings	10–25	4.90
Vessels	5–20	8.00
Tools	4–10	10.00
Equipment	2–10	21.76
Facilities	3–10	10.83
Software license	5	20.00
Machinery and equipment	3–20	15.56
Machinery and equipment – fleets	3–10	10.00
Furniture and fixtures	3–10	13.83
Software	5	20.76
Vehicles	3–10	19.80
Vehicles – Fleet	2–10	20.00

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(c)Relevant maintenance costs
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
(a)Main components and parts;
(b)Own services or services contracted from third parties for the replacement of components and parts;
(c)Own or outsourced services for relevant maintenance and cleaning; and
(d)Fixed plant costs during the maintenance period, inventory losses, etc.
(d)PPE held as collateral
In the period ended on December 31, 2023, the amount of R$141,821 (R$119,707 as of December 31, 2022) is represented by the property, plant, and equipment in the vehicle classes (primarily represented by trucks), machinery, appliances, and equipment, which are the guarantees of the respective financing in the FINAME and Lease liabilities modality.
(e)Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value. This evidence is detected and the net book value exceeds recoverable value, a provision for impairment is recognized to adjust net book value to the recoverable value.
The recoverable value of an asset is defined as the lower of its book value and its value in use. The value-in-use calculation is based on the discounted cash flow model, considering a single CGU that is the Group Response itself. The business growth assumptions are based on the annual budget for 2022 and the long-term projections of its subsidiaries. Estimated future cash flows were discounted at the rate equivalent to average weighted cost of capital. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.
The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

In percent	%
Discount rate	20.19
Terminal value growth rate	3.4
The discount rate was a post‑tax measure estimated based on the historical industry average weighted‑average cost of capital.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Estimated EBITDA was projected considering histories and forecasts as follows:
▪CGU’s revenues include service provision. Revenue growth was projected considering economic recovery and price increases/decreases based on inflation estimates;
▪Operating costs and expenses were projected considering the historical performance of the CGU and the trends in personnel cost readjustments and investments in the structure; and
▪Capital expenditures were estimated considering the maintenance of existing infrastructure, machinery, equipment, and vehicles for continuous operation and compliance with client contracts.
For December 31, 2023, and the year ended December 31, 2022, the estimated value in use exceeded the carrying amount.
(f)Leasehold improvements
Leasehold improvements comprise improvements made on third party properties and are substantially related to the lease liabilities agreement for the use of properties in Nova Odessa/SP and the Ambipar Group’s headquarters in São Paulo/SP with a related company of the Company, which owns the property, for a period of five years, signed in 2021.
(g)Right-of-use assets

	Opening balance on January 1st, 2023	New agreements	write-offs	Transfers	Non-cash transfer	Opening Balance	Exchange-rate change	Depreciation	Cost	Accumulated depreciation	Net value December 31, 2023

Right-of-use	68,275	129,551	(12,130)	(29,269)	(4,563)	28	(3,937)	(59,218)	178,134	(89,397)	88,737

	68,275	129,551	(12,130)	(29,269)	(4,563)	28	(3,937)	(59,218)	178,134	(89,397)	88,737

	Opening balance on January 1st, 2022	New agreements	Transfers	Exchange-rate change	Business Combination	Depreciation	Cost	Accumulated depreciation	Net value December 31, 2022

Right-of-use	35,225	32,590	18,350	(1,933)	14,610	(30,567)	129,670	(61,395)	68,275

	35,225	32,590	18,350	(1,933)	14,610	(30,567)	129,670	(61,395)	68,275
They mainly refer to properties and fleets that are leased from third parties for an average period of 5 years for the conduct of the Company's business in various locations in the country. As of September 2021, the lease liabilities agreement began with related parties for the properties in Nova Odessa/SP and the Ambipar Group’s headquarters in São Paulo/SP, which are subject to market conditions.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
9.Intangible assets
(a)Breakdown and changes
Changes in intangible assets are as follows:

	December 31, 2023
	Trademarks and patents	Software	Client portfolio	Know-how	Non-Compete	Total
Cost
Opening balance	36,580	37,903	345,634	10,237	2,895	433,249
Transfers	10,108	(13,165)	—	—	—	(3,057)
Additions	13	4,067	—	—	—	4,080
Write-offs	—	(578)	—	—	—	(578)
Business combination	369	652	—	—	—	1,021
Fair value-added value	(508)	—	(5,300)	900	3,872	(1,036)
Exchange-rate change	(2,138)	(3,096)	(23,375)	64	(156)	(28,701)
Closing balance	44,424	25,783	316,959	11,201	6,611	404,978

Accumulated amortization
Opening balance	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)
Transfers	—	3,145	251	—	—	3,396
Additions	—	(7,944)	—	—	—	(7,944)
Write-offs	—	6	—	—	—	6
Business combination	—	(497)	—	—	—	(497)
Fair value-added value	(4,987)	—	(20,373)	(2,157)	(1,341)	(28,858)
Exchange-rate change	176	(316)	829	(27)	12	674
	(6,050)	(8,512)	(26,134)	(3,959)	(1,620)	(46,275)

Cost	44,424	25,783	316,959	11,201	6,611	404,978
Accumulated amortization	(6,050)	(8,512)	(26,134)	(3,959)	(1,620)	(46,275)
	38,374	17,271	290,825	7,242	4,991	358,703

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

	December 31, 2022
	Trademarks and patents	Software	Client portfolio	Know-how	Non-Compete	Total
Cost
Opening balance	2,315	9,353	2,074	—		13,742
Transfers	(3,884)	(1,327)	3,724	—	—	(1,487)
Additions	—	1,276	—	—	—	1,276
Write-offs	(3,847)	(2,801)	(182)	—	—	(6,830)
Business combination	12,238	33,141	—	—	—	45,379
Fair value-added value	30,405	—	340,303	10,237	2,895	383,840
Exchange-rate change	(647)	(1,739)	(285)	—	—	(2,671)
Closing balance	36,580	37,903	345,634	10,237	2,895	433,249

Accumulated amortization
Opening balance	—	(3,892)	(218)	—	—	(4,110)
Transfers	—	1,356	—	—	—	1,356
Additions	—	(848)	(69)	—	—	(917)
Write-offs	—	811	—	—	—	811
Business combination	—	(509)	—	—	—	(509)
Fair value-added value	(1,248)	—	(6,618)	(1,775)	(291)	(9,932)
Exchange-rate change	9	176	64	—	—	249
Closing balance	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)

Cost	36,580	37,903	345,634	10,237	2,895	433,249
Accumulated amortization	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)
	35,341	34,997	338,793	8,462	2,604	420,197

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

December 31, 2023
Goodwill
Cost
Opening balance	1,192,302
Additions	382,281
Added Value Transfer	(3,755)
Due Diligence Adjustment	21,123
Response Price Adjustment	1,383
Exchange-rate change	(56,199)
Closing balance	1,537,135

December 31, 2022
Goodwill
Cost
Opening balance	585,746
Transfers	(17,511)
Additions	532,175
Business combination	154,122
Response Price Adjustment	7,914
Exchange-rate change	(70,144)
Closing balance	1,192,302

(*)     On July 11, 2014, the subsidiary Witt O'Briens acquired the controlling stake in Witt O'Brien's, a global leader in preparedness, crisis management and disaster response and recovery, through the acquisition of a stake in 45.8% of its partner for $35.4 million in cash. The Company performed a fair value analysis, and the purchase price was allocated to the acquired assets and liabilities based on their fair values, resulting in US$48.1 million of recorded goodwill. In October 2016, Witt O'Brien's announced the launch of a strategic growth program to focus on core services, eliminating non-core and lower margin businesses. Witt O'Brien's core services include providing resiliency solutions to key areas of critical infrastructure, including but not limited to government, energy, transportation, healthcare, and education, in the United States and abroad. Witt O'Brien's protects and enhances its customers' business value by strengthening their ability to prepare for, respond to and recover from natural and man-made disasters, including hurricanes, infectious diseases, terrorism, cyber breaches, oil spills, incidents browsing and other interruptions. Operations scheduled for disposal include a government relations unit, the Company's operations in Europe (mainly the UK), software products and an insurance unit. As a result of the restructuring, during the year ended December 31, 2016, Witt O'Brien's identified indicators of impairment for some of its intangible assets and goodwill, resulting in impairment charges of US$29.6 million. The estimates and assumptions used by the Company for its annual goodwill impairment test are typically developed as part of the Company's routine business planning and forecasting process. Although the Company believes that its assumptions and estimates are reasonable, the Company's actual performance in relation to its estimates may produce different results and lead to additional impairment losses in future periods.

Carrying amounts	December 31, 2023	December 31, 2022
Indefinite life	1,575,509	1,227,643
Definite life	320,329	384,856
	1,895,838	1,612,499

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(b)Rates of amortization
The amortization rates are as follows:

Assets	Useful life (in years)	Annual amortization rate (%)

Trademarks and patents (*)
Right-of-use of software	5	20%
Research and development	2	50%
Goodwill (*)
Client portfolio	2	50%
Workforce	5	20%
Non-Compete	5	20%

(*) Undefined useful life
(c)Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value described in the note 8 (d).
10.Loans and financing
10.1.Breakdown

			December 31, 2023		December 31, 2022
Description	Financial charges - % p,a, (*)	Maturity	Current	Non-Current	Current	Non-Current
Working capital (i)	2.71% + CDI and 6.36%	October, 2030	48,468	511,613	39,103	558,608
Investment financing (ii)	14.13%	June, 2033	27,287	70,650	25,329	83,375
Financial leases liabilities (iii)	5.30%	September, 2027	8,614	35,270	3,224	7,779
			84,369	617,533	67,656	649,762

(*) Effective weighted average annual cost of interest on December 31, 2023.
10.2.Description
(i)Working capital: working capital operations are fixed at a weighted average rate of 2.71% + CDI e 6.36% p.a., and mature from January 2024 to October 2030;
(ii)Investment financing (FINAME): acquisition of heavy vehicles and machinery used for the operations of the subsidiaries. The contracts have a fixed rate with a weighted average of 14.13% p.a., with monthly amortization and the last installment due in June 2033; and
(iii)Financial: fixed-rate contracts with a weighted average of 5.30% p.a., monthly amortization, and the last installment due in September 2027.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
10.3.Reconciliation of movements of liabilities to cash flows arising from financing activities

Balance at January 1st, 2023	717,418
Borrowing	124,258
Interest expense	54,546
Principal paid	(179,804)
Interest paid	(50,260)
Business Combination	28,895
Cash for asset acquisition - non-cash event	50,106
The effect of changes in foreign exchange rates	(43,257)
Balance at December 31, 2023	701,902

Balance at January 1st, 2022	155,304
Borrowing	446,870
Interest expense	27,329
Principal paid	(63,985)
Interest paid	(12,126)
Business Combination	32,040
Cash for asset acquisition - non-cash event	138,834
The effect of changes in foreign exchange rates	(6,848)
Balance at December 31, 2022	717,418
Loan and financing agreements do not have restrictive clauses.
10.4.Payment schedule of installments of non-current liabilities

Year of maturity	December 31, 2023	December 31, 2022
2024	—	59,026
2025	80,387	58,229
2026	64,494	44,016
2027	467,193	489,449
2028	20,165	6,492
More 2029	4,251	—
	636,490	657,212
10.5.Guarantees
Financing with FINAME funds is guaranteed by the financed assets and was raised essentially for the creation of a vehicle fleet for the subsidiaries’ operations. This financing occurs through accredited financial institutions, for the production and acquisition of new machines and equipment, nationally manufactured, accredited in the Brazilian Bank for Economic and Social Development (BNDES).
Working capital loans are guaranteed by the Company's shareholders’ guarantees.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
11.Debentures
11.1.Breakdown

			Consolidated
			Current		Non-Current
Description	Financial charges - % p.a, (*)	Mature	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2021
Debentures	CDI + 2.65 end 3.5	September 2028	79,677	84,187	466,073	516,533
			79,677	84,187	466,073	516,533
11.2.Payment schedule of installments for non-current liabilities

Year of maturity	December 31, 2023	December 31, 2022
2024	—	55,250
2025	118,417	117,750
2026	118,405	117,738
2027	118,423	117,756
2028	118,422	117,756
Total	473,667	526,250

Funding cost (long term)	(7,594)	(9,717)
	466,073	516,533

(*) For the year of maturity, the Company considers the period from December 2023 to December 2024 as current, and so on for other years in the segregation of non-current.
11.3.Description of debentures
Emergência Participações S.A.
On February 23, 2022, the members of the Company's Board of Directors at the Extraordinary General Meeting resolved and approved the 1st issue of simple, non-convertible debentures, of the unsecured type, with additional personal guarantee, in a single series, in the amount of BRL 335,500. The funds were raised to finance the expansion of the Company's business.
The debentures have final maturity in January 2028, the payment of principal will be made in 4 annual installments, the first being in July 2024 and interest will be paid semi-annually, with the first payment in January 2023.
On September 15, 2022, the Management of the subsidiary Emergência Participações S.A. at the Company's Extraordinary General Meeting, they deliberated and approved the 2nd issue of simple debentures, non-convertible into shares, of the unsecured type, with an additional fiduciary guarantee, in a single series, in the amount of R$ 250,000. The funds raised were used to recompose the Company's cash and general corporate uses.
The debentures have final maturity in September 2028, principal payment will be made in 4 consecutive annual installments, the first in September 2025 and interest will be paid semi-annually, with the first payment in March 2023.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
11.4.Contractual restrictions and covenants
The Company has certain obligations, including compliance with financial indices (covenants). They are basically linked to the Net Debt / EBITDA* compliance ratio, which must be measured every six months by the Company.
In addition, the Company must notify in advance of incorporation, merger, spin-off or corporate reorganization, liquidation, extinction or dissolution, capital reduction, distribution of dividends above the mandatory minimum or any transfer of assets of the Company and its subsidiaries, as well as an entry with a request for judicial recovery.
As of December 31, 2023, there were no events that could lead to breach of contract.

(*) EBITDA: or EBITDA, refers to earnings before financial results, income tax and social contribution and depreciation and amortization, considering the accumulated pro forma result, with the results under the control of the pro forma Company.
12.Trade and other payables

	December 31, 2023	December 31, 2022
Trade payables – supply chain financing arrangement - domestic operations	21,967	10,562
Trade payables – supply chain financing arrangement - foreign operations	162,651	136,049
	184,618	146,611
13.Tax payable
13.1.Current income tax payable

	December 31, 2023	December 31, 2022
Income tax	15,897	10,182
Social contribution	5,787	2,816
	21,684	12,998
13.2.Other tax payable

	December 31, 2023		December 31, 2022
	Current	Non-current	Current	Non-current
PIS	4,602	—	1,669	—
COFINS	21,029	—	7,675	—
ICMS	490	—	173	—
ISS	2,172	—	1,111	—
IVA	19,914	—	18,098	—
Installment	559	8,604	745	7,168
IRRF	846	—	687	—
Other taxes	1,847	34	3,561	818
	51,459	8,638	33,719	7,986

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
13.3.Installments
Balance of installment payments As of December 31, 2023
The balance of installments As of December 31, 2023, comes basically from subsidiaries, and is composed as follows:

	December 31, 2023		December 31, 2022
	Current	Non-current	Current	Non-current
Simples National	—	1,168	6	1,168
Social Security - PGFN	—	739	—	296
Other PGFN debits	454	5,039	560	4,978
Social Security - RFB	45	—	54	428
Other RFB debits	—	802	—	63
Installment payment - INSS	29	—	83	—
PIS installment payment	19	13	—	13
COFINS Installment	—	90	—	90
Installment payment - IRRF	—	11	—	11
ISS installment payment	12	704	—	64
Other	—	38	42	57
	559	8,604	745	7,168
14.Leases liabilities
14.1.Right-of-use assets
Right‑of‑use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 8 (g)).

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
14.2.Leases liabilities

	Consolidated
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1st, 2023	52,325	(5,266)	47,059

Additions	134,713	(5,162)	129,551
Opening Balance	35	—	35
Write-off of contracts	(7,375)	1,843	(5,532)
Payments - Principal	(112,459)	—	(112,459)
Interest payment	(2,465)	(185)	(2,650)
Interest appropriation	—	3,434	3,434
Exchange-rate change	(2,289)	331	(1,958)

Balance at December 31, 2023	62,485	(5,005)	57,480

Current	24,892	(2,272)	22,620
Non-current	37,593	(2,733)	34,860

	Consolidated
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1st, 2023	36,613	(4,946)	31,667

Additions	35,752	(3,162)	32,590
Business combination	15,908	(1,298)	14,610
Payments - Principal	(32,802)	—	(32,802)
Interest payment	(2,363)	(37)	(2,400)
Interest appropriation	—	4,183	4,183
Exchange-rate change	(783)	(6)	(789)

Balance at December 31, 2022	52,325	(5,266)	47,059

Current	16,700	(2,289)	14,411
Non-current	35,625	(2,977)	32,648
It is due to the lease liability, measured at the present value of lease payments expected until the end of the contract, projected at the real rate and discounted at the nominal rate, considering possible renewals or cancellations. Lease liabilities are recorded under “Lease liabilities” – in current and non-current liabilities.
The lease payments maturity analysis was settled out in note 3.4.12 showing the undiscounted lease payments to be received after the reporting date.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
15.    Provision for contingencies and judicial deposits
15.1.    Breakdown
As of December 31, 2023 and December 31, 2022, the subsidiaries had the following liabilities, and corresponding judicial deposits, related to contingencies:

	December 31, 2023		December 31, 2022
Probable contingencies:	Judicial deposits	Provision for contingencies	Judicial deposits	Provision for contingencies
Labor and social security contingencies	631	393	826	607
	631	393	826	607
The Company is a party to labor, social security and civil lawsuits and has been discussing these matters in both the administrative and judicial scopes and, when applicable, said lawsuits are mostly backed by appeal-related judicial deposits.
The respective provisions for contingencies were set up considering the estimates made by the legal advisors, for lawsuits whose likelihood of loss in the respective outcomes was assessed as ‘probable’.
Company Management believes that resolving these issues will not have an effect significantly different from the provisioned amount.
15.2.    Rollforward of provision for contingencies
Changes in provision for contingencies As of December 31, 2023, and December 31, 2022, are as follows:

Consolidated
(=) Balance at January, 1st 2022	181
(+) Provisions made during the year	518
(-) Provisions used during the year	(92)
(=) Balance at 31 December 2022	607
(+) Business combination	18
(+) Provisions made during the year	1,049
(-) Provisions reversed during the year	(1,281)
(=) Balance at December 31, 2023	393
15.3.    Descriptions of contingencies
Labor and social security contingencies refer to lawsuits filed by former employees linked to funds arising from the employment relationship and to various claims for damages.
Civil claims refer to lawsuits filed by former suppliers and partners related to compensation for property damages arising from the commercial relationship that existed with the Group Reponse’s companies.
On December 31, 2022, Management reassessed the criteria for provision for labor contingencies considering the risk of loss in each lawsuit and started recording the estimated amount of probable loss in each request made in the lawsuits.
The Company has labor contingencies classified as a possible loss As of December 31, 2023, in the amount estimated by its legal advisors of R$982 (as of December 31, 2022, in the amount of R$1,000).

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
16.    Related parties
16.1.    Breakdown
The transaction with related parties in the Ambipar Emergency Response was carried out under the following conditions:

	December 31, 2023	December 31, 2022
Assets:
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	4,500	4,500
Ambipar Bank Intermediação de Negócios, Pagamentos e Participações S.A.	1	196
Ambipar R&D Pesquisa e Desenvolvimento Ltda	43	43
Ambipar Logistics Ltda	1,815	1,815
Environmental ESG Participações S.A.	12,595	9,095
Ambipar Eco Products S.A.	2,229	2,229
Ambipar Workforce Solution Mão de Obra Temp. Ltda	6,094	6,078
Ambipar Environmental Solutions - Soluções Ambientais Ltda	1,154	1,154
Ambipar Environment Waste Logistics Ltda	717	943
Ambipar Environment Reverse Manufacturing S.A.	34	34
Ambipar ESG Brasil S.A.	30	—
Ambipar Insurance - Corretora de Seguros LTDA	—	42
Ambipar Coprocessing Ltda	2	2
Disal Chile Sanitarios Portables Ltda	96	—
Disal Chile Servicios Integrales Ltda	—	49
Gestión de Servicios Ambientales S.A.C.	12	—
	29,322	26,180
Liabilities:
Dividends payable:
Controlling shareholder	38,355	69,509
Non-controlling shareholders	19,009	7,400
	57,364	76,909
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	564,571	703,165
Ambipar Eco Products S.A.	2,209	2,212
Ambipar Environment Waste Logistics Ltda	1,296	1,088
Ambipar Environmental Solutions - Soluções Ambientais Ltda	3,203	1,332
Environmental ESG Participações S.A.	9,747	9,731
Disal Chile Sanitarios Portables Ltda	153	199
Disal Chile Servicios Integrales Ltda	204	—
Gestión de Servicios Ambientales S.A.C.	255	165
Recitotal Com. Serv Ltda	8	—
Ambipar R&D Pesquisa e Densenvolvimento Ltda	99	58
Ambipar Logístics Ltda	2,145	2,014
Ambipar Green Tech Ltda	93	19
Ambipar Compliance Solutions S.A.	3	3
Ambipar Environmental Centroeste S.A.	143	4
Ambipar Worforce Solution Mão de Obra Temporária Ltda	5,578	5,578
Ambipar Environment Reverse Manufacturing S.A.	1	1
Brasil Coleta Gerenciamento de Resíduos Ltda	700	700
Ambipar Environmental Mining Ltda.	89	—
Ambipar Environmental Nordeste Ltda	8	—
Ambipar Bank Intermediação de negócios, pag e Part S.A.	30,337	43,523
	620,842	769,792

Remuneration of key personnel	77,267	35,263
The remuneration of key personnel is recorded in profit or loss under employee benefits.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Loans
They comprise checking account transactions carried out exclusively between wholly owned subsidiaries of the Group Response’s parent company, Ambipar Participações e Empreendimentos S.A., i.e., subsidiaries over which the parent company has full control. These transactions, whose contracts are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar Group.

	December 31, 2023	December 31, 2022
Statement of income (business transactions)
Revenues
Disal Chile Sanitarios Portables Ltda.	125	24
	125	24
Costs
Disal Chile Sanitarios Portables Ltda.	(603)	—
	(603)	—
Net Income (loss)	(478)	24

Commercial transactions
Related parties linked to the Chilean non-controlling shareholder, which has strictly business transactions, i.e., entered into for the purpose of providing environmental services, leases, as well as providing emergency response services. For the execution of such transactions, the commercial conditions of the local market are followed.
Shared costs between companies
Part of the amount payable to the parent company Ambipar Participações comes from the sharing of costs of the shared office (Shared Solutions Center – SSC) that is distributed among companies in Brazil according to the revenue of each company in relation to the Ambipar Group.
16.2.    Remuneration of key personnel
The remuneration of all directors of the Company that corresponds to short-term benefits was R$77,267 in December 2023 (R$35,263 on December 31, 2022).
Benefits, such as vehicle use, reimbursement, travel, and others, are granted to officers, in December 2023, these benefits totaled R$2,025 (R$833 on December 31, 2022).
In 2023, no long-term benefits, termination of employment contracts or share-based remuneration were paid.
17.Shareholders' equity
In the context of the Consolidated Financial Statements, the accounts comprising equity (capital, capital reserve, income reserve, equity adjustments, among other) usually are not significant.
Therefore, the statements of changes in equity of this Consolidated financial information include only two items named equity attributed to controlling interests and noncontrolling interests.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
17.1.Share Capital
Authorized capital
Share capital on December 31, 2023 and December 31, 2022 was R$1,443,108,000.00 and R$261,920,439.00, represented by 55,429,851 and 261,920,439 common shares, respectively, having no nominal value and there were no changes in the year ended at December 31, 2023.

	December 31, 2023		December 31, 2022
	Quantity	R$ (whole numbers)	Quantity	R$ (whole numbers)
Initial balance	261,920,439	261,920,439.00	261,920,439	261,920,439.00
Issuance new shares	177,977,323	263,004,000.00	—	—
Capital reduction - transaction with HPX Corp, pursuant to the terms of the Business Combination	(439,897,762)	(524,924,439.00)	—	—
Ambipar Participações e Empreendimentos S.A.	39,234,746	841,029,236.14	—	—
PIPE investors	13,323,800	555,892,822.91	—	—
HPX Corp.	1,916,100	6,333,075.86	—	—
Others Investors	955,205	39,852,865.09	—	—
Final balance	55,429,851	1,443,108,000.00	261,920,439	261,920,439.00
Transaction with HPX
On March 3, 2023, the Company completed the transaction with HPX Corp, pursuant to the terms of the Business Combination Agreement entered into on July 5, 2022 by the Company, together with its subsidiaries, Emergência Participações, Ambipar Emergency Response and Ambipar Merger Sub. As a result, Emergência Participações became a wholly owned subsidiary of Ambipar Emergency Response.
Ambipar Emergency Response (AMBI) is classified as a foreign private issuer, emerging growth company and non-accelerated filer with shares listed on the New York Stock Exchange (NYSE American).
The completion of the Transaction involved a capital contribution of R$909.8 million equivalent to US$174.7 million in AMBI, of which: (i) R$48.1 million equivalent to US$9.2 million from the HPX trust account , (ii) R$595.8 million equivalent to US$114.5 million from private investors in the PIPE (Private Investment in Public Equity) structure, (iii) capitalization of R$263.0 million equivalent to US$50.5 million loan that the Emergency had with the Company. As a result, the Company now holds a 70.8% stake in AMBI after the conclusion of the SPAC process.
Accounting impacts
a)    Stock listing expense
The Transaction is not within the scope of IFRS 3/CPC 15 - Business Combination since HPX was a special purpose entity for the acquisition of businesses and did not meet the definition of business by the standard, thus being accounted for in accordance with the standard IFRS 2/CPC 10 – Share-Based Payment. According to this rule, AMBI recognized a single non-cash expense of R$ 100.9 million equivalent to US$19.4 million as a listing expense (Listing Expenses), based on the difference between the value of the AMBI shares issued to HPX shareholders and the fair value of HPX's identifiable net assets. This expense represents the implicit incurred cost of listing AMBI on the NYSE American.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

R$
Cost of shares issued to HPX shareholders (1)	146,741
Fair value of Earn-out shares for Ambipar Holding (2)	(44,240)
Adjusted cost of shares issued to HPX shareholders	102,501

HPX Assets	48,083
HPX Liabilities	(49,676)
HPX net assets on 3/3/2023	(1,593)

Stock listing expense	100,908

1)    Considering the amount of US$9.89 per share on 02/28/23, date of the EGM approving the transaction and exchange of R$5.2037.
2)    Fair value estimated based on a Monte Carlo simulation model.
b)    Transaction costs
The Company incurred extraordinary expenses of R$18,913 referring to legal, financial, and listing advisors.
c)    Earn-out
As part of the Transaction, the Company is entitled to an additional 11,000,000 AMBI shares, to be issued in 2 tranches of 5,500,000 each in case certain objectives are achieved (“Earn-out”). The first tranche will be granted if the AMBI quotation exceeds US$17.0 per share during any 20 trading sessions out of 30 consecutive trading sessions. The second tranche will be granted if the AMBI quotation exceeds US$20.0 per share during any 20 trading sessions out of 30 consecutive trading sessions. If these objectives are not achieved by March 3, 2026, the Earn-out not awarded will be cancelled.
Earn-out is within the scope of IAS 32/IFRS 9 and was classified as a passive derivative financial instrument of AMBI. The subsequent measurement of fair value has been recognized in the equity transaction account in the Company's shareholders' equity. Earn out fair value is calculated according to a Monte Carlo simulation model at each measurement date, using typical inputs equity markets volatility, the price of AMBI shares and time to expiration. As the pricing inputs vary quarterly, so does the earn out fair value Company reorganization.
In 2021, the Company did a reorganization and had 100% of the capital stock of which held the control of investees: Ambipar Holding USA, Ambipar Holding Canada, Ambipar Holding UK, Ambipar Holding Ireland and Inversiones Disal which were part of the group and resulted in an impact of $326,056 in the Company’s equity.
17.2.Profit reserves
Legal reserve
The legal reserve is set up annually by the allocation of 5% of net income for the year and may not exceed 20% of the Company's capital.
The purpose of the legal reserve is to guarantee that the capital is paid up and it is used solely to offset losses and increase capital.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Unrealized profit reserve
The unrealized profit reserve is represented by undistributed profits, due to equity in earnings not realized in its investees.
17.3.    Earnings per share
As a result of the corporate reorganization of Ambipar Participações e Empreendimentos S.A. that occurred in 2020, the Company presents these consolidated financial statements considering Ambipar Emergency Response as the ultimate parent company of the Group Response since January 1, 2021. The weighted average of the shares used to calculate the earnings per share represents the movement of the shares of Ambipar Emergency Response in the respective exercises.
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

Earnings per share	December 31, 2023	December 31, 2022	December 31, 2021
Earnings from operations attributable to shareholders of the parent company	17,176	187,874	138,142
Weightage average number of ordinary shares (basic)	89,844,949	261,920,439	48,615,599

Basic earnings per share (in Reais)	0.1912	0.7173	2.8415
Diluted
Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted EPS. The company has 16,179,990 warrant shares, potential common shares in circulation, so the diluted basic profit is as follows:

Earnings per share	December 31, 2023	December 31, 2022	December 31, 2021
Earnings from operations attributable to shareholders of the parent company	17,176	187,874	138,142
Weightage average number of ordinary shares (diluted)	103,328,274	261,920,439	48,615,599
Diluted earnings per share (in Reais)	0.1662	0.7173	2.8415
17.4.    Accumulated translation adjustment
It substantially refers to exchange variation on foreign investees and goodwill paid on the acquisition of businesses in other countries, whose functional currencies are different from the Company and its subsidiaries.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
17.5.    Capital transaction
On June 28, 2021, Emergências Participações S.A. acquired 100% of the shares of Inversiones Disal Emergencias S.A. (“Inversiones Disal Emergencias”). Inversiones Disal Emergencia is a holding company with a direct interest of 50% on Suatrans Chile S.A. and, after this transaction, the total interest of Ambipar Emergency Response on Suatrans Chile S.A. is 100%.

Response
Inversiones Disal Emergencias
Assets and liabilities acquired at fair value (*)
Cash and cash equivalents	1,005
Other assets	25,650
Other liabilities	(323)
Total identifiable net assets	26,332

Total amount of consideration transferred	144,430
(-) Cash acquired	(1,005)
(-) Assumed value of the obligation to pay	—
Cash paid, net of cash received/receivable	143,425

Determination of goodwill (*)
Total amount of consideration, net	144,430
Total identifiable net assets	(26,332)
Goodwill paid on expected future profitability	118,098

Date of additional acquisition	06/28/2021
Company that acquired control	Emergência Participações S.A.

Value of acquisition	US$ 26,185 (thousand)
Percentage acquired	100%

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
18.    Segment reporting
Segment information is presented geographically as required by entity wide disclosures under IFRS 8.
(i)    Segment net revenue by region

	December 31, 2023	December 31, 2022	December 31, 2021
Net Revenue
Brazil	936,213	534,113	210,397
Latin America (Other than Brazil)	188,968	186,156	144,410
United Kingdom	150,228	175,091	132,617
North America	1,314,551	789,536	334,779
Total	2,589,960	1,684,896	822,203
(ii)    Segment PPE, Goodwill and Intangible assets by region
From the total of PPE, Goodwill and Intangible assets, 33% located in Brazil as of December 31, 2023 (2022 is 29% at Brazil). The following table presents segment non-current assets by geographical area for the periods indicated:

	December 31, 2023	December 31, 2022	December 31, 2021
Brazil	927,490	629,055	289,762
Latin America (Other than Brazil)	75,238	45,073	42,875
United Kingdom	108,155	111,350	115,549
North America	1,661,253	1,411,377	478,813
Total	2,772,136	2,196,855	926,999
(ii)    Major clients
As of December 31, 2023, and December 31, 2022, and December 31, 2021 the Emergency Response Services has no customer representing more than 10% of its net revenue.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The nature, amount, timing and uncertainty of Ambipar Emergency Response net revenue and cash flows may be affected by economic factors. The economic factors that most impact Ambipar Emergency Response net revenues and cash flow are associated with geographical areas. The following table presents net revenue disaggregated by geographical area for the periods indicated.

	December 31, 2023	December 31, 2022	December 31, 2021
Net Revenue from domestic market (*)	843,588	534,114	210,397
Net Revenue in the foreign market	1,746,372	1,150,782	611,806
Net revenue from services rendered	2,589,960	1,684,896	822,203

(*) Revenue represented by national (Brazil) clie,nts.
20.    Costs and expenses by nature

	December 31, 2023	December 31, 2022	December 31, 2021
Materials used in the provision of services	(94,726)	(30,395)	(32,036)
Personnel and labor charges	(1,051,125)	(647,356)	(317,749)
Fuels	(59,455)	(58,115)	(24,744)
Freight and tolls	(5,860)	(17,181)	(2,683)
Maintenance of machinery, apparatus and equipment and vehicles	(94,545)	(58,022)	(24,306)
Taxes	(23,073)	(20,191)	(10,099)
Rent and Condominium	(929)	(11,936)	(8,884)
Leasing of goods, vehicles, machinery, and equipment	(542)	(19,087)	(14,294)
Telephony expenses	(14,352)	(6,440)	(2,011)
Travel expenses	(68,249)	(33,215)	(12,588)
Depreciation and amortization	(181,864)	(112,029)	(60,163)
Advertising and marketing	(17,622)	(10,783)	(3,399)
Third-party services	(407,090)	(210,471)	(89,455)
IPO costs	(120,963)	—	—
Other expenses	(89,182)	(116,545)	(41,762)
	(2,229,577)	(1,351,766)	(644,173)

Cost of services provided	(2,090,482)	(1,337,749)	(618,691)
General, administrative and sales	(28,385)	(26,553)	(26,837)
Other operating income (expenses), net	(110,710)	12,536	1,355
	(2,229,577)	(1,351,766)	(644,173)

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
21.    Net financial income

	December 31, 2023	December 31, 2022	December 31, 2021

Financial income
Discounts obtained	190	800	82
Interest charged	1,259	820	830
Revenues from interest earning bank deposit	13,744	6,441	3,714
Foreign-exchange income	9,513	315	5,636
Monetary variation	17,035	258	40
Other	1,744	933	474
	43,485	9,567	10,776
Financial expenses
Interest paid	(7,194)	(4,732)	(1,610)
Interest right of use	(3,434)	(4,183)	(978)
Interest on loans	(54,546)	(27,329)	(7,454)
Debenture interest	(89,069)	(52,371)	—
Intercompany interest	(8,284)	(4,613)	—
Discounts granted	(95,521)	(1,529)	(830)
Bank expenses	(3,812)	(2,478)	(362)
IOF	(824)	(3,469)	(1,108)
Foreign exchange costs	(15,262)	(8,518)	(163)
Monetary variation	(289)	(402)	—
Other	(16,592)	(3,917)	(299)
	(294,827)	(113,541)	(12,804)

Net financial expense	(251,342)	(103,974)	(2,028)

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
22.    Income tax and social contribution
(a)    Breakdown of expense

	December 31, 2023	December 31, 2022	December 31, 2021
Current income tax and social contribution	(78,999)	(35,806)	(23,773)
Deferred income tax and social contribution	(12,866)	(9,104)	(14,087)
Income tax and social contribution expense	(91,865)	(44,910)	(37,860)
(b)    Reconciliation of income tax and social contribution expenses

	December 31, 2023	December 31, 2022	December 31, 2021
Income before income tax and social contribution	109,041	232,784	176,002
Tax calculated based on current rates - 34%	(37,074)	(79,147)	(59,841)

Reconciliation:
Equity in net income of subsidiaries	—	10,671	—
Recognition of deferred tax loss asset	4,424	(16,434)	(8,987)
Permanent difference adjustments in other jurisdictions	(45,742)	18,212	38,571
Adjustment in Tax regime Differences	(25,414)	(13,115)	(4,061)
Other adjustments in temporary and permanent differences	11,941	34,903	(3,542)
Income tax and social contribution	(91,865)	(44,910)	(37,860)

Effective rate of income tax and social contribution - %	84.2%	19.3%	21.5%
(c)    Deferred income tax and social contribution
The Company records deferred income tax and social contribution payable and receivable to the extent of their realization, to reflect the future tax effects on temporary differences between the tax bases of assets and liabilities and their respective book values, as well as a tax loss and negative social contribution basis, calculated at the combined tax rate of 34%, as well as demonstrating the basis for constituting the deferred income tax and social contribution payable, constituted taking into consideration the existing obligations in other jurisdictions, stated separately in assets and liabilities due to the fact that they are distinct tax authorities, as follows:

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

	December 31, 2023	December 31, 2022	December 31, 2021
Tax bases - Assets
Tax loss and negative basis	12,245	25,304	17,962
Temporary differences in another jurisdiction	72,460	25,770	8,470
Provisions - temporary differences	—	23,692	—
	84,705	74,766	26,432

Income tax – 25%	21,177	18,692	6,608
Social contribution - 9%	7,623	6,728	2,379
Income tax and social contribution - assets	28,800	25,420	8,987

	December 31, 2023	December 31, 2022	December 31, 2021
Tax bases - Liabilities
Provisions - temporary differences	(163,257)	(124,671)	(45,862)
Temporary differences in another jurisdiction	(389,047)	(436,602)	(52,384)
	(552,304)	(561,273)	(98,246)

Income tax – 25%	(138,077)	(140,318)	(24,562)
Social contribution - 9%	(49,707)	(50,515)	(8,842)
Income tax and social contribution - liabilities	(187,784)	(190,833)	(33,404)
(d)    Changes in deferred income tax and social contribution

	December 31, 2023	December 31, 2022	December 31, 2021
Changes
Opening balance - assets, net of liabilities	(165,413)	(24,417)	(7,130)
Realization to statement of income	(12,866)	(9,104)	(14,087)
Other changes	19,295	(131,892)	(3,200)
Closing balance - assets, net of liabilities	(158,984)	(165,413)	(24,417)
(e)    Realization of deferred income tax and social contribution

Realization per annum	December 31, 2023	December 31, 2022	December 31, 2021
2024	5,760	6,355	2,247
2025	5,760	6,355	2,247
2026	5,760	6,355	2,247
2027	5,760	6,355	2,246
2028	5,760	—	—
	28,800	25,420	8,987

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2023, 2022 and 2021 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
23.    Cash flow information
Investment and financing transactions that do not involve cash.

	December 31, 2023	December 31, 2022
Cash flow from investment activities
Acquisition of property, plant, and equipment by financing	29,193	138,834
Acquisition of fixed assets through advance	20,913	—
Acquisition of investment with exchange of shares in subsidiaries	368,260	—
Balance payable for the acquisition of investment	285,206	16,311
	703,572	155,145
Cash flow from financing activities
Operational lease	129,551	—
Accumulated translation adjustment	118,891	75,422
Interest of non-controlling shareholders	75,085	24,153
Warrant and earn out	30,753	—
Capital increase with investment receipt	263,004	—
	617,284	99,575
24.    Subsequent events
24.1Receipt of Loan from Ambipar Lux S.À.R.L. for Debt Refinancing
On February 28, 2024, Ambipar Lux S.À R.L. sent to Ambipar Holding USA, Inc a total of US$200,000 (two hundred million United States dollars) as a loan, with remuneration of 9.875% (nine integers and eight hundred and seventy-five thousandths percent) per year, with a term of 7 (seven) years and maturity on February 6, 2031 with personal guarantee granted by the controlling company Ambipar Participações e Empreendimentos S.A.. The resources received will be used to refinance financial obligations contributing to the improvement of the company's capital structure and are also applied to finance or refinance eligible green investments (Green Notes).
24.2Announcement of the exercise of the right to advance early redemption of all single series debentures.
On March 5, 2024, Ambipar Participações e Empreendimentos S.A. communicates to its debenture holders holding debentures of the 2nd issue (AMBP12) and 3rd issue (AMBP13), and Emergência Participações S.A. jointly communicates to its debenture holders holding debentures of the 1st issue (EMGP11), which will exercise the right to optional early redemption of all single series debentures, according to publications in the newspaper O Dia, carried out by both companies on March 5, 2024.
Optional Early Redemptions will be made upon full payment of (i) the Nominal Unit Value of the Single Series Debentures, plus: (ii) Remunerative Interest, calculated pro rata temporis and (iii) the premium as provided for in the Deed Clause of each Emission.
Until March 27, 2024, Emergência Participações S.A. settled the amount of R$2,788,540, referring to the issuance of the debentures mentioned above, Working Capital operation with Banco do Brasil and Banco Itaú Commercial Note.