Form 20-F
period 2024-12-31
Ambipar Emergency Response
filed 2025-06-24
CIK 1937441

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Ricardo Chagas
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: on December 31, 2024, the issuer had 16,195,105 Class A ordinary shares, 39,234,746 Class B ordinary shares and 16,180,000 warrants to purchase Class A ordinary shares.

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
•the ability to realize the expected benefits from recent or potential future acquisitions;
•market interest rates, including their impacts on our ability to comply with certain financial and operating covenants in our Debentures and our ability to finance acquisitions through indebtedness while managing our liquidity risks;
•risks associated with macroeconomic uncertainty and geopolitical risk, including economic plans and policies implemented by the Brazilian government, and impacts of the ongoing conflicts between Russia and Ukraine, Hamas and Israel and resultant escalating tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen; which would limit our ability to grow our business and expand to new countries;
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
•The success of integration of acquired companies, subjects us to a variety of risks that could adversely affect our operations and revenues.
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
•Our emergency response services are subject to operational and security risks, including as a result of the handling of hazardous substances, and any accidents that occur during the performance of our services may expose us to significant civil, labor, environmental and criminal liabilities and adversely affect our business, results of operations, financial condition and reputation.
•Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.
•Our market is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.
•Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.

•We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability, war and other armed conflicts, including the consequences and the impacts of the ongoing conflicts between Russia and Ukraine, Hamas and Israel and resultant escalating tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen, and our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets.
•Changes in U.S. Trade Policy Under the Trump Administration may adversely affect our result of operations.
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
•We are subject to risks associated with non-compliance with the Brazilian General Data Protection Law - LGPD, General Data Protection Regulation – GDPR, and similar legislation of other countries that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.
•The loss of members of our management may have a material adverse effect on our business, financial condition and results of operations.
•If our trademarks are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
•In preparing our financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
•Our international presence subjects us to a variety of risks arising from doing business internationally.
•Governments have a high degree of influence in the economies of emerging markets where we operate, which could adversely affect our results of operations.
•Economic uncertainties and political instability in the Latin American countries in which we operate, in particular Brazil and Chile, may adversely affect our business, operations and financial condition and that of our subsidiaries.
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
Certain Definitions
Throughout this annual report, unless otherwise designated or unless the context requires otherwise, the terms “we,” “us,” “our,” “the Company” and “our company” refer to Ambipar Emergency Response and its subsidiaries and consolidated affiliated entities. References to “Emergencia” mean Emergência Participações S.A. and its consolidated subsidiaries and consolidated affiliated entities. Unless the context requires otherwise, all references to “our financial statements” mean the audited Consolidated Financial Statements of Ambipar Emergency Response included herein.
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
“Ambipar ESG” means Ambipar ESG Risk Management Ltda, a Brazilian company within the Ambipar Group specializing in environmental, social, and governance (ESG) services.
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

“Business Combination Agreement” means the Business Combination Agreement, dated as of July 5, 2022, as may be amended, supplemented, or otherwise modified from time to time, entered into by and among HPX, the Company, Merger Sub, Emergencia and Ambipar.
“Central Bank” means the Brazilian Central Bank (Banco Central do Brasil).
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
“Closing Date” means March 3, 2023, the day of the Closing.
“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.
“Company” means Ambipar Emergency Response, a Cayman Islands exempted company.
“Cost Sharing Agreement” means the cost sharing agreement dated as of March 3, 2023, entered into by and among Ambipar, Emergencia and certain of its subsidiaries listed therein, pursuant to which Ambipar agreed to provide certain shared support services to Emergencia and certain of its subsidiaries under and pursuant to the terms and conditions set forth therein.
“Cygnus” means Cygnus Fund Icon.
“Cygnus Subscription Agreement” means the Subscription Agreement, dated as of December 8, 2022, entered into by and among HPX, the Company and Cygnus.
“Debentures” means, collectively, the debentures issued under the First Issuance of Debentures and the Second Issuance of Debentures.
“Deeds of Debentures” means, collectively, the First Deed of Debentures, the Second Deed of Debentures and the Third Deed of Debentures.
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
“DTC” means the Depository Trust Company.
“EBITDA” means earnings before interest, taxes, depreciation and amortization.
“Earn-Out Shares” means up to an additional 11,000,000 newly issued Class B Ordinary Shares to be issued by the Company to Ambipar, subject to the terms and conditions of the Business Combination Agreement.
“Emergencia” means Emergência Participações S.A., a company organized under the laws of Brazil.
“EU” means the European Union.
“EU AI Act” means the European Union Artificial Intelligence Act, which came into effect on August 1, 2024.
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
“Gannett Peek” means Gannett Peek Ltd. (represented by Baraterre Limited and Tarpumbay Limited).
“Genome” means Genome Fund Inc.
“GDPR” means the EU’s General Data Protection Regulation that came into effect in May 2018.
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
“IASB” means the International Accounting Standards Board.
“IBBA Loan Agreement” means the $90.0 million loan agreement, dated as of August 26, 2022, entered into by and between Ambipar USA, as borrower, Emergencia, as guarantor, and Itau BBA International PLC, as lender.
“IFRS” means International Financial Reporting Standards, as issued by the IASB and Interpretation.
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
“LGPD” means the Brazilian General Data Protection Law No. 13,709/2018, as amended.
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
“NYSE American” means NYSE American LLC.
“Omnibus Incentive Plan” means the 2023 omnibus equity incentive plan of the Company (as amended and restated on July 22, 2024.
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
“ROIC” means Return on Invested Capital.
“Rule 144” means Rule 144 under the Securities Act.
“Sarbanes-Oxley Act” or “SOX” means the Sarbanes-Oxley Act of 2002.
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
“Third Deed of Debentures” means the deed of debentures governing the Third Issuance of Debentures, dated as of September 16, 2024, entered into by and among Emergencia, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários, as trustee, and Ambipar, as guarantor.
“Third Issuance of Debentures” means the issuance by Emergencia, on September 16, 2024, of an aggregate principal amount of R$200.0 million in a single series of 200,000 unsecured, non-convertible debentures due September 16, 2029, pursuant to the Third Deed of Debentures.
“Trademark Licensing Agreement” means the trademark licensing agreement, dated as of the Closing Date, entered into by and between Ambipar and Emergencia, under which Ambipar formally granted Emergencia, its subsidiaries and controlling shareholder with a non-exclusive, non-assignable, non-sublicensable and non-transferable license to use the trademarks “Ambipar Response,” “Grupo Ambipar” and “Ambipar” in any country or territory where Emergencia and its affiliates operate and do business, for an indefinite period of time.
“U.S. dollars,” “US$” and “$” means United States dollars, the legal currency of the United States.
“U.S. GAAP” means United States generally accepted accounting principles.
“Voting and Support Agreement” means the voting and support agreement, dated as of July 5, 2022, entered into by and between Ambipar and HPX.

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
“XP Non-Redeeming Shareholder” means Trend HPX SPAC FIA IE, represented by its investment manager XP Allocation Asset Management Ltda.
“XP Non-Redemption Agreement” means a certain non-redemption agreement, dated as of July 5, 2022, entered into by HPX, the Company and the XP Non-Redeeming Shareholder, pursuant to which, among other things, (i) the XP Non-Redeeming Shareholder agreed to vote in favor and not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares of which it is the record and beneficial owner in connection with any extension of the deadline for HPX to complete its initial business combination sought on or prior to July 15, 2022 and (ii) the Company agreed to issue to the XP Non-Redeeming Shareholder one fourth of a Warrant and 0.044 Class A Ordinary Share, in each case on or promptly following the Closing, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX Extraordinary General Meeting, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX Extraordinary General Meeting. The XP Non-Redeeming Shareholder did not commit to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option.
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
We maintain our books and records in Brazilian reais, the functional currency of our operations and the presentation currency for our audited Consolidated Financial Statements. Unless otherwise noted, the financial information presented herein has been derived from our audited Consolidated Financial Statements as of December 31, 2024 and 2023 and for each of the three years ended December 31, 2024, 2023 and 2022 together with the accompanying notes thereto, prepared in accordance with IFRS and included elsewhere in this annual report, or our audited Consolidated Financial Statements.
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
Important Information About GAAP and Non-GAAP Financial Measures
To evaluate the performance of our business, our management relies on both our results of operations recorded in accordance with IFRS and certain non-GAAP financial measures, including EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate. Management believes that these measures provide investors with a supplemental measure of the operating performance and financial results of our core operations that facilitates period-to-period comparisons on a consistent basis. These measures are not defined or calculated under principles, standards or rules that comprise IFRS or U.S. GAAP and have important limitations as analytical tools. Accordingly, the non-GAAP financial measures we use and refer to should not be viewed as a substitute for our audited Consolidated Financial Statements prepared and presented in accordance with IFRS or any other performance measure derived in accordance with IFRS, and we encourage you not to rely on any single financial measure to evaluate our business, financial condition or results of operations.
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
Unless the context otherwise requires, all references in this subsection to “we,” “us,” “our” or the “Company” refer to Ambipar Emergency Response and its subsidiaries.
Risks Relating to Our Business and Industry
The success of integration of acquired companies, subjects us to a variety of risks that could adversely affect our operations and revenues.
As part of our strategy to expand our operations in Brazil, North America and other jurisdictions, we acquire and invest in businesses that are complementary to ours, including through strategic mergers and acquisitions or investments. RIn 2020, we acquired the U.S. companies Allied International Emergency, LLC, One Stop Environmental LLC, Intracoastal Environmental LLC and Custom Environmental Services, Inc. In 2021, we acquired Orion Environmental Services Ltd., in Canada, Enviroclear Site Services Limited, in the United Kingdom, Controlpar Participações S.A., in Brazil, and Lehane Environmental and Industrial Services Limited, in Ireland, among other acquisitions. In 2022, we acquired First Response Inc., Graham Utility Hydrovac Services and Ridgeline Canada Inc., in Canada; Dracares Apoio Marítimo e Portuário Ltda., Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda. and CTA Serviços em Meio Ambiente Ltda., in Brazil; and Witt O’Brien’s in the United States, among other acquisitions.In 2023, we acquired Girassol Apoio Marítmo Ltda, Ekman – Serviços Ambientais e Oceanográficos Ltda, Plimsoll Serviços Ltda, DFA Contracting Ltd, Reconditec Sistemas e Participações, RMC2 Soluções Ambientais Ltda, SMR (composed by entities SMR, SSMR, and SSR), Alberta, among other acquisitions.
The successful execution of mergers and acquisitions and the successful integration of such acquisitions is a critical element of our strategy. We may incur significant transaction costs to for the acquisition or incorporation of companies or assets and, even so, we may not be able to complete such transactions or, if we manage to complete them, they may not generate the expected benefits. In addition, we may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain any required financing or governmental licenses, findings of suitability, registrations, permits and approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all, and in accordance with regulatory requirements. We may decide to pursue acquisitions with which our investors may not agree, and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. We also cannot guarantee that we will be able to identify successful acquisition candidates or that we will be successful in integrating these acquisitions.
Any acquisition or investment involves a series of risks and challenges that could adversely affect our business, including due to the failure of such acquisition to contribute to our business strategy or improve our image. As a result, we may not be able to generate the expected returns and synergies from our investments. In addition, the amortization of acquired intangible assets may decrease our net income.

We may also face challenges in integrating acquired companies, including new employees and technologies, into our existing business, which may divest our capital and our management’s attention to other business challenges and opportunities. In this regard, we may not be able to create and implement uniform and effective controls, procedures and policies, and we may incur in additional costs to integrate systems, people, distribution methods or operating procedures. In addition, we may not be able to integrate technologies from acquired businesses or retain clients, executives and key employees of the acquired businesses.
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
Our growth depends largely on our ability to successfully integrate companies acquired. We may not realize the expected benefits from recent or potential future acquisitions or may incur significant expenses in connection therewith, which could adversely affect our results of operations and financial condition.
The integration success of an acquisition or investment will depend on our ability to make accurate assessments with respect to operations, growth potential, synergies and other factors related to that business. Accordingly, we cannot guarantee that our acquisitions or investments will produce the results we expect when we enter into or complete a particular transaction. Our ability to continue to expand our business through acquisitions depends on several factors, including: (i) our ability to identify and assess opportunities, negotiate favorable terms and close potential target acquisitions; (ii) our ability to obtain funds to finance such transactions on favorable terms; and (iii) our ability to successfully integrate acquired businesses.
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
On September 20, 2022, Emergencia issued the Second Issuance of Debentures, pursuant to the Second Deed of Debentures. On September 16, 2024, Emergencia issued the Third Issuance of Debentures, pursuant to the Third Deed of Debentures.In addition, on August 26, 2022, our subsidiary Ambipar USA entered into the IBBA Loan Agreement. The Deeds of Debentures and the IBBA Loan Agreement limit in certain circumstances, among other things, the extent to which we can:
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
In addition, there is no assurance that the holders of the Warrants will elect to exercise any or all Warrants, which could impact our liquidity position. Whether warrantholders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the Class A Ordinary Shares, the last reported sales price for which was $4.46 per share on June 23, 2025. Subject to the terms and conditions of the Warrant Agreement, each Warrant is exercisable for one Class A Ordinary Share at an exercise price of $11.50. Therefore, if and when the trading price of the Class A Ordinary Shares is less than $11.50, we expect that warrantholders would not exercise their Warrants. We could receive up to an aggregate of approximately $186.1 million if all Warrants are exercised for cash, but we would only receive such proceeds if and when the warrantholders exercise the Warrants. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity on March 3, 2028, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash to continue to fund our operations. See “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
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
As of December 31, 2024, we employed 5,137 in Brazil, 860 in other parts of Latin America, 1,307 in North America and 131 in Europe. In Brazil, 100% of the Company’s employees are covered under collective bargaining agreements, involving approximately 100 agreements. Substantially all employees covered under collective bargaining agreements are covered under agreements that expire in one year or later. We have not experienced any labor-related work stoppage at any location in over ten years. We believe our relationship with our employees and union leadership is satisfactory. At any given time, we will likely be in some stage of contract negotiations with various collective bargaining units. In the absence of agreements, we may become subject to labor disruption at one or more of these locations, which could have an adverse effect on our financial results.
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
General worldwide economic conditions have experienced significant instability in recent years including the recent global economic uncertainty and financial market conditions caused by war and other armed conflicts, including the ongoing conflicts between Russia and Ukraine, Hamas and Israel and resultant escalating tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen. See “—We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to war and other armed conflicts. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine, in the Gaza Strip or from any other geopolitical tensions.”
The United States has recently experienced historically high levels of inflation which have recently started falling. According to the U.S. Department of Labor, the annual inflation rate for the United States reached approximately 9.1% for June 2022, slowed to 4.1% in 2023, and decreased to 2.9% in 2024. In the event that the trend of falling inflation reverts going forward, we may experience an escalation in our operating costs, including employee compensation and general corporate expenses, which could reduce cash flow and operating income. As of the date of this annual report, we have not experienced material impacts to our business performance from inflationary pressure.
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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to war and other armed conflicts. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine, in the Gaza Strip or from any other geopolitical tensions.
Global markets have recently experienced volatility and disruption following the escalation of geopolitical tensions, the start of military conflict between Russia and Ukraine, Hamas and Israel and resultant escalating tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen.
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
Furthermore, sanctions against Russia continue to evolve, particularly targeting the energy sector, including oil, gas, and infrastructure, imposed by the United States and the European Union. These restrictions have contributed to fluctuations in fuel prices and changes in global supply chains, impacting production costs and operational expenses. Additionally, disruptions in the agricultural sector, including Russia’s blockade of Black Sea ports, have affected Ukraine’s grain exports, exacerbating volatility in global food prices and supply chains. These factors could lead to increased costs, supply chain disruptions, and overall market uncertainty, all of which may adversely affect our business operations, financial condition, and results.
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
Israel has also faced attacks from Hezbollah in Lebanon and there have been disruptions to global shipping routes in the Red Sea from Houthi rebels.
In January 2025, Israel and Hamas reached a ceasefire agreement, halting the exchange of hostilities. The agreement includes a 15-month truce. However, the war resulted in the displacement of 90% of Gaza’s population and led to hundreds of hostages being taken by Hamas. Persistent tensions and underlying political instability between the two sides create a risk of renewed direct conflict and potential resumption of warfare. The intensity and duration of the current Israel-Hamas war and the larger regional conflict is difficult to predict, and as are such war’s economic implications on our business and operations, the global supply chain and on the global geopolitical instability.

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
Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this form.
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
In addition, certain of our affiliates within the environmental segment of the Ambipar Group, including Ambitec S.A., as well as certain directors and executive officers of the Ambipar Group, are defendants in one or more lawsuits in Brazil, which may lead to the imposition of fines and other regulatory sanctions. Although we are not directly involved in any such proceedings, an adverse outcome could result in negative media coverage, adversely impact in our reputation and the price of our Class A Ordinary Shares.
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
We are subject to evolving legal and regulatory risks related to artificial intelligence, particularly concerning potential future obligations arising from the European Union Artificial Intelligence Act and Brazil’s Artificial Intelligence Framework Bill, even if we do not currently employ AI systems.
We are facing increasing regulatory challenges as both the European Union and Brazil advance their efforts to establish frameworks for artificial intelligence governance. The EU AI Act, which came into effect on August 1, 2024, introduces strict limitations on AI systems that engage in cognitive-behavioral manipulation, social scoring, biometric identification, and real-time facial recognition in public spaces. It also classifies certain AI applications as high-risk, imposing obligations such as extensive documentation, human oversight, cybersecurity measures, and transparency requirements.
In parallel, Brazil is moving toward similar regulatory oversight. In December 2024, the Brazilian Senate approved a bill that now awaits a vote in the Brazilian Chamber of Deputies. If enacted, this legislation will establish significant compliance obligations, including prohibitions on AI activities deemed excessively risky, particularly those that exploit vulnerabilities or manipulate individuals into behaviors harmful to their health, safety, or legal rights. It will also introduce governance structures requiring adherence to the Brazilian General Data Protection Law - LGPD and enhanced security protocols
While we do not currently utilize AI systems in our operations, the evolving regulatory landscape, including the implementation of new laws and the updating of existing ones, presents potential legal risks. These regulations could impose new obligations on our company, even in the absence of current AI deployment. For example, if enacted, the Brazilian legislation could require adherence to specific governance structures and enhanced security protocols related to AI, regardless of our current practices. Similarly, the EU AI Act, though not directly applicable to our current operations, may create a precedent for future regulations in other jurisdictions where we operate, potentially leading to compliance complexities and costs. Therefore, monitoring these developments and proactively adapting our policies and procedures will be essential to mitigate potential legal risks associated with future AI regulations.

We are subject to risks associated with non-compliance with the Brazilian General Data Protection Law - LGPD, General Data Protection Regulation – GDPR, and similar legislation of other countries that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.
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
In November 2023, we commenced, with the assistance of a consultancy firm, a comprehensive evaluation of our existing risk management frameworks and internal control mechanisms. This initiative was aimed at identifying key areas of deficiency and developing strategies for enhancement. By January 2024, the consultancy firm had completed their assessment and submitted a detailed report, along with a robust action plan, to our Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Following this, in February 2024, our Board began a review of proposed measures to implement the action plan. Subsequently, they endorsed a strategic implementation agenda for 2024 designed to strengthen our policies and procedures, thereby significantly elevating the efficacy of our risk management and internal control systems.
In addition, our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to our effectiveness, which could have a significant and adverse effect on our business and reputation. Our current controls and any new controls that we develop may be inadequate because of changes in conditions in our business.
In 2024, we completed the integration of our risk and control framework with SAI360 (referred to internally as "a360"). This enterprise risk management system, suitable for a U.S. public company, now houses our catalog of identified risks and corresponding controls. We have also completed an assessment of inherent risk, residual risk, and control effectiveness using a360. This platform will facilitate the development of remediation plans to reduce risk levels and inform the design and implementation of new controls.
However, despite these enhancements, it is possible that unidentified risks remain, and the system’s effectiveness depends on the accuracy and completeness of the initial risk mapping. We are also continuing to develop our finance and accounting team's expertise in U.S. public company accounting policies, practices, and internal controls over financial reporting, which remains an area of ongoing focus. See "— We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company in the United States.”

Further, despite the enhancements made to our internal control framework through the implementation of a360 in 2024, weaknesses may still be discovered in the future. Maintaining and improving the effectiveness of our disclosure controls and procedures and internal control over financial reporting will require ongoing, significant resource allocation, including accounting-related costs and management oversight. Any failure to develop or maintain effective controls, or difficulties encountered in their implementation or improvement, could adversely affect our operating results, cause us to fail to meet our reporting obligations, and potentially lead to a restatement of prior period financial statements. Ineffective disclosure controls and procedures and internal control over financial reporting could also harm investor confidence in our reported financial and other information.
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
In connection with the preparation of Ambipar Emergency Response’s audited Consolidated Financial Statements as of and for the three years ended December 31, 2024, material weaknesses were identified in our internal control over financial reporting (including certain previous unremedied material weaknesses). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to: (i) the consolidation process of recent acquisitions we made, due to the lack of a sufficient number of personnel in the acquired entities with an adequate level of knowledge and experience in the closing functions of our financial reports and related disclosures, to process the transition to the application of IFRS and International Accounting Standards and Interpretations issued by the IASB, consistent with our financial reporting requirements; and (ii) the design and operation of our accounting and financial reporting closing functions, in which required policies and procedures either were not designed or were not operating effectively at period end, resulting in a number of adjustments to our audited consolidated financial statements during the course of the audit.
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
We operate in jurisdictions that have a high risk of corruption according to the Corruption Perception Index from Transparency International. Mechanisms for preventing and combating bribery and corruption, money laundering, governance procedures, as well as our current internal procedures, may not be sufficient to ensure that all of our managers, employees, suppliers, business partners and third parties who act on our behalf, interest or benefit always act in strict compliance with our internal policies and laws and regulations aimed at preventing and combating corruption that we are subject to. These laws and regulations include the Brazilian Decree-Law No. 2,848/1940, Law No. 8,137/1990, Law No. 8,429/1992 (the Administrative Misconduct Law), Law No. 14,133/2021 (the Public Bidding Law), Law No. 9,613/1998, Law No. 12,846/2013, as amended and its regulation, Decree No. 11,129/2022 and Decree No. 12,304/2024 (collectively, “Brazilian Anti-Corruption Laws”), the United States Foreign Corrupt Practices Act of 1977 (“FCPA”), as amended, the United States Foreign Extortion Prevention Act of 2023, and the Bribery Act 2010 of the United Kingdom, as well as other standards related to the Convention on Combating Corruption of Foreign Public Officials in International Business Transactions of the Organization for Economic Cooperation and Development — OECD, including the guidelines issued by the Brazilian Comptroller General (collectively, “Anti-Corruption Laws”).

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
We are also subject to Brazilian Law No. 9,613 of March 3, 1998, as amended (“Money Laundering Prevention Law”), by which legal entities engaged in the sale of high value goods are subject to obligations related to identification of customers and operations, maintenance of records and submission of reports on financial operations to the competent authorities, among others. We are subject to the following sanctions in the event of non-compliance with the Money Laundering Prevention Law: (i) warnings; (ii) variable monetary fine; (iii) the revocation or suspension of our business licenses and (iv) the cancellation or suspension of the authorization to carry out the activity, operation or functioning. The application of any of these sanctions to us could adversely affect our reputation, business, financial condition, results of operations and the trading price of our Securities.
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
In some situations, we may be jointly liable for the acts of our suppliers. For example, we may be held jointly liable for environmental damages caused by our suppliers during the provision of services hired by us. In addition, under the Anti-Corruption Laws, we may be held strictly liable for acts of corruption committed by suppliers or other third parties acting on our behalf or interest, subject to applicable sanctions. Under the LGPD, we could also face liability for any incidents of personal data misuse committed by suppliers or third parties operating on our behalf or in our interest.

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
As of December 31, 2024, we operated in 41 countries, having generated 41.9%, 46.3%, 5.6%, and 6.2% of our net revenues in North America, Brazil, Latin America (excluding Brazil) and Europe, respectively. In addition, as of December 31, 2024, 66% of our non-current assets other than financial instruments and deferred tax assets were located outside of Brazil. Our international footprint exposes us to a variety of risks that may adversely affect our results of operations, financial condition, liquidity and cash flows. These include, but may not be limited to, the following:
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
•political, economic and social instability, including general strikes and mass demonstrations, civil and political unrest, transnational organized crime, terrorist actions and armed hostilities in the regions or countries in which, or adjacent to which, we do business;
•increasingly complex laws and regulations concerning privacy and data security, including the Brazilian LGPD, EU’s GDPR and EU AI Act;
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
Our operations in Brazil and Latin America (excluding Brazil) accounted, respectively, for 46.3% and 5.6% of our net revenues for the year ended December 31, 2024, and 36.1% and 7.3% of our net revenues for the year ended December 31, 2023. Governments in Latin America have exerted and continue to exert significant influence on the economy, occasionally making significant changes in monetary, credit, industry regulations and others. Government actions to control inflation and other policies and regulations often involve, among other measures, price controls, currency devaluations, capital controls and limits on imports.

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
•water and energy rationing;
•commodity prices;
•health policies, including due to epidemics and pandemics, such as the COVID-19 pandemic;
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
Changes in U.S. Trade Policy Under the Trump Administration may adversely affect our result of operations
Beginning on January 20, 2025, the Trump administration introduced significant alterations to existing trade policies, impacting global economic dynamics and creating both opportunities and challenges for international businesses. One notable shift was the implementation of reciprocal tariffs which introduced complexity and uncertainty for businesses reliant on global supply chains.
The administration also pursued renegotiations of existing trade agreements, such as those with Mexico and Canada, sometimes employing threats of tariffs as leverage. Furthermore, Trump continued to exert pressure on China through tariffs and other trade restrictions, contributing to broader trade tensions and disruptions in global markets.

As part of our global operations, we rely on access to international markets and supply chains to support our business expansion and operational efficiency. The trade policy changes implemented may adversely impact our ability to source key inputs at competitive prices, integrate newly acquired businesses, and execute our growth strategy. Higher import costs, retaliatory measures from key trading partners, and potential disruptions in supply chains could increase our operating expenses and affect the profitability of our business. Additionally, heightened trade tensions and regulatory uncertainty may create challenges for our mergers and acquisitions strategy, as they could affect valuations, transaction costs, and the ability to complete cross-border deals on favorable terms. If these policies persist or escalate, we may face increased risks in securing strategic acquisitions, maintaining cost efficiency, and sustaining our competitive position in the global market.
Beyond the direct impacts of the trade war, a significant risk stemmed from the uncertainty surrounding the administration’s trade policy. The unpredictable nature of the measures taken, including fluctuating tariff threats and abrupt shifts in negotiating positions, made it challenging for businesses to plan effectively, forecast future performance, and make informed investment decisions. These uncertainties could adversely affect our business and, consequently, our financial condition and operating results, and could adversely affect the trading price of our Securities.
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
According to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), Brazil’s gross domestic product (“GDP”) sharply contracted by 4.1% in 2020 due to global effects of developments relating to the COVID-19 pandemic and grew by 2.9%, 2.9%, 3.4% in 2022, 2023 and 2024, respectively. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the use of our products and services and we have been, and will continue to be, affected by changes in the Brazilian GDP.
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

Any consequences of these investigations could materially and adversely affect the business environment in Brazil and our activities. Further political instability has been exacerbated by the Brazilian polarized presidential election held in October 2022. After having his criminal convictions related to Operação Lava Jato overturned and his political rights restored by the Brazilian Supreme Court, former Brazilian president Luiz Inácio Lula da Silva ran for office in the presidential election and narrowly defeated President Bolsonaro. Luiz Inácio Lula da Silva took office on January 1, 2023. In the aftermath of the November 2022 presidential election, there have been countrywide roadblocks and mass protests by supporters of former president Jair Bolsonaro disputing the election results, culminating, on January 8, 2023, in riots in the country’s federal capital Brasilia where protesters stormed government buildings, including the Congress, the Supreme Court and the Presidential Palace. It is unclear whether this heightened state of political and social tension will dissipate or intensify in coming months and what resulting impacts may occur to adversely affect our business operations or the safety of our employees, our customers, and the communities in which we operate.
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
Our Latin American operations may be affected, to varying degrees, by economic and market conditions in other countries, including the United States, European Union countries and other emerging economies. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Latin American countries may be harmed. For example, we are subject to impacts resulting from the current war between Ukraine and Russia and the recent escalating tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen. The Ukraine war has caused market turmoil and led oil prices to soar, reaching the highest level in almost 14 years, thus affecting the market commodities and energy in Brazil and in the world, which could raise our operational costs and consumer expenses and, therefore, adversely affect our operational results and financial condition. In addition, an escalation in political tensions between the United States, Iran, Yemen, and Iraq, as well as other related conflicts in the Middle East, and imposition of additional sanctions from the United States, Iran, Iraq, and European countries could cause the price of oil to increase even further. Further, trade disputes between countries, in particular the current dispute between the United States and China, crises in the United States, the European Union or in emerging countries and global tensions, including conflicts involving the occurrence of Brexit, have generated political and economic instability around the world, producing several effects that, directly or indirectly, negatively impact the Latin American capital markets and economy, such as fluctuations in the price of securities issued by listed companies, reductions in the supply of credit, deterioration of the economy, fluctuations in foreign exchange rates and inflation, among others.
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
Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per US$1.00 on December 31, 2022. As of December 31, 2023, the average real/U.S. dollar exchange rate reported by the Central Bank was R$5.00 per US$1.00, which reflected a 3.3% appreciation of the real against the U.S. dollar during 2023. As of December 31, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.392 per US$1.00, which reflected a 7.9% depreciation in the real against the U.S. dollar during 2024. There can be no assurance that the real will not further appreciate or again depreciate against the U.S. dollar or other currencies in the future.

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

In Brazil, according to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the IBGE, Brazilian inflation rates were 4.83%, 4.62%, 5.79%, 10.06%, 4.52%, and 4.31% as of December 31, 2024, 2023, 2022, 2021 2020 and 2019, respectively. While inflation rates slowdown in recent years, Brazil may experience high levels of inflation in the future and may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Securities. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. The Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or COPOM) frequently adjusts the interest rate in situations of economic uncertainty to achieve goals established in the Brazilian federal government’s economic policy. In the event of an increase in inflation, the Brazilian federal government may choose to significantly increase interest rates. For example, the official interest rate in Brazil oscillated from 14.25% as of December 31, 2015 to 2.00% as of December 31, 2020, as established by the COPOM, and since then it has remained at a higher level. As of December 31, 2021, 2022, 2023 and 2024, the SELIC rate was 9.25% p.a., 13.75% p.a., 11.75% p.a., 12.25% p.a. respectively. As of the date of this annual report, the SELIC rate is 15.00% p.a. The increase in interest rates will affect not only the cost of our new loans and financing, but also the cost of our current debt, as well as our cash and cash equivalents, securities and payable leases, which are subject to interest rates.
In Chile, the annual rates of inflation, measured by changes in the CPI, in 2022, 2023 and 2024 were 12.8%, 3.9% and 4.5%, respectively. Higher levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations if high inflation is not accompanied by a corresponding devaluation of the local currency. It is not possible to guarantee or predict that Chilean inflation will not revert to previous levels in the future. In addition, measures taken by the Central Bank of Chile to control inflation often included maintaining a tight monetary policy with high interest rates, thus restricting the availability of credit and economic growth. A significant portion of our operating costs are denominated in U.S. dollars and could, therefore, be significantly affected by a decrease in economic activity levels in Chile. If inflation in Chile increased without a corresponding depreciation of the peso, or if the amount of the peso appreciated against the dollar without the peso experiencing a corresponding deflation in Chile, our financial position and operating results, as well as the value of our Securities, could be materially and adversely affected.
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
The Brazilian tax reform on consumption taxes was approved by the Brazilian Congress and is now expected to come into effect gradually between 2027 and 2032, pending the resolution of certain administrative matters. Nonetheless, Brazilian legislators continue debating a comprehensive tax reform, focused on income tax legislation, which may include an increase in existing taxes and contribution rates, the revocation of income tax exemptions on the distribution of profits and dividends and further changes relating to interest on net equity. The approval of these legislative proposals or changes in fiscal policies, tax laws and interpretations may impact our tax obligations and may have a material adverse effect on our financial condition and results of operations, and on the market value of our Securities.

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
In September 2015, Standard & Poor’s initiated a review of Brazil’s sovereign credit risk rating, downgrading it to a grade below “investment grade.” Brazil has suffered successive downgrades in its rating by the three major risk rating agencies in the world in the past years. Recently Moody’s upgraded Brazil’s sovereign rating credit from Ba2 to Ba1, positive outlook, but on May 30, 2025, changed the outlook from positive to stable. As of the date of this annual report, Standard & Poor’s, Moody’s and Fitch rated Brazil’s sovereign credit rating as BB stable, Ba1 stable and BB stable, respectively.

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
The price of our Class A Ordinary Shares, as well as the price of our Warrants, have been and may continue to be extremely volatile in the future. Our Class A Ordinary Shares and Warrants began trading on the NYSE American on March 6, 2023 and as such, are newly listed, have a limited public float and a short trading history to date. For instance, on March 14, 2023, the Class A Ordinary Shares experienced an intra-day trading high of $22.24 per share and a low of $5.37 per share. In addition, from March 6, 2023 to May 11, 2023, the closing price of Class A Ordinary Shares on the NYSE American ranged from as low as $5.26 to as high as $25.35 and daily trading volume ranged from 9,129 to 8,383,749 shares. Likewise, on the same period, the closing price of our Warrants on the NYSE American ranged from as low as $0.31 to as high as $0.72 and daily trading volume ranged from 100 to 248,265 Warrants. In the last twelve months as of the date of this report, AMBI shares ranged from as low as $3.22 to as high as $8.20. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. These broad market fluctuations may adversely affect the trading price of the Class A Ordinary Shares and Warrants.
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

To the extent such Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of our Class A Ordinary Shares and increase the number of our shares eligible for resale in the public market. We believe the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants on a cash basis. On June 23, 2025, the last reported sales price of our Class A Ordinary Shares was $4.46 per share and the last reported sales price of our Warrants was $0.15 per warrant. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of our Class A Ordinary Shares. However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, our Warrants may expire worthless.
We may issue additional Class A Ordinary Shares from time to time, including under our Omnibus Incentive Plan or in connection with equity or convertible debt offerings to finance our growth and implementation of our business strategy. Any such issuances would dilute the interest of our shareholders and likely present other risks.
We may issue additional Class A Ordinary Shares from time to time, including under our Omnibus Incentive Plan. Class A Ordinary Shares reserved for future issuance under our Omnibus Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to time-based and performance-based vesting conditions, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. We have filed a registration statement on Form S-8 under the Securities Act to register the issuance of up to approximately 1.1 million Class A Ordinary Shares issuable under the Omnibus Incentive Plan. In addition, on July 3, 2024, we filed registration statements on Form S-8 under the Securities Act to register an additional 953,403 Class A Ordinary Shares or securities convertible into or exchangeable for Class A Ordinary Shares issued pursuant to our Omnibus Incentive Plan, as amended and restated on July 22, 2024. Any future Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements may be immediately available for sale in the open market.
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
We incur increased costs as a result of becoming a public company in the United States.
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

As a result of these rules and regulations, we incur substantial legal, accounting and financial compliance costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, higher costs necessitated by ongoing revisions to disclosure and governance practices and a diversion of management’s time and attention from revenue generating activities to compliance activities. Additionally, these rules and regulations will likely make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified people to serve on our Board, our Board committees or as executive officers.
In addition to the above, the compliance with these requirements have increased, and will continue to increase, our legal and financial compliance costs. Our management team and many of our other employees and independent contractors need to devote substantial time to compliance. Many members of our management team also have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. The additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our businesses Our management team may not successfully or efficiently manage a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors.
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
•the requirement that a majority of its Board consist of independent directors;
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
We are considered a “foreign private issuer” under the Exchange Act and are therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers (including the requirement applicable to emerging growth companies to disclose the compensation of its Chief Executive Officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis). Moreover, we have four months after the end of each fiscal year to file our annual report with the SEC, are not required to file certain periodic reports at all, and are not required to file other periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. issuers with securities registered under the Exchange Act. However, we issue, and expect to continue issuing, interim quarterly financial information publicly and furnish it to the SEC under cover of Form 6-K. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our Securities. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Securities. Accordingly, investors may receive less or different information about us than you would receive about a U.S. issuer.
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
We could lose our status as a “foreign private issuer” under applicable securities laws and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by residents of the United States and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States, or if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The determination of foreign private issuer status will be made annually on the last business day of our second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2025.
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
Our only principal asset is our interest in Emergencia and, accordingly, we depend on distributions from Emergencia to pay our debts and other obligations.
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
Risks Relating to U.S. Tax
We may be or may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares.
If we are (or our predecessor HPX is) a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—Certain United States Federal Income Tax Considerations”) of our Class A Ordinary Shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and additional reporting requirements. Based on the past and projected composition of our income and assets and the value of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.
However, the determination of whether we are a PFIC is an annual factual determination that can be made only after the end of each taxable year. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.
Additionally, even if we are not a PFIC, our Class A Ordinary Shares may be treated as stock of a PFIC with respect to a U.S. Holder that held HPX Class A Ordinary Shares in a prior taxable year in which HPX was treated as a PFIC. Absent certain elections, a determination that we are a PFIC (or, in the circumstances described above, that HPX was a PFIC) for any taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which such U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC.
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
Item 4.INFORMATION ON THE COMPANY
A.History and Development of the Company
Ambipar Emergency Response’s history dates back to April 2008, when we founded our environmental emergencies operations as part of the broader Ambipar Group created in 1995 by Mr. Tercio Borlenghi Junior, who is the chairman of our Board and our indirect controlling shareholder.
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
In 2023, we completed the following acquisitions:
•In February 2023, the subsidiary Ambipar Response Dracares Apoio Marítimo e Portuário Ltda. announced the acquisition of 80% of the capital stock of Girassol Apoio Marítimo Ltda. (“Girassol”). In November 2024, Ambipar Response acquired an additional 10% participation and as of December 31, 2024, it holds 90% of the total capital stock of Girassol. Girassol is specialized in Port support for anchored vessels such as embarkation/disembarkation of crew; support in the transport of cargo and various supplies to vessels anchored in Guanabara Bay; bathymetry support; support for ship repair activities and other related activities. It is located in the city of Niterói/RJ.

•In April 2023, the subsidiary Ambipar Response Tank Cleaning S.A. announced the acquisition of 51% of the capital stock of Plimsoll Serviços Ltda. (“Plimsoll”). Established in 1993, Plimsoll supplies all the infrastructure and service hands to manufacture, maintenance and installation of steel structures or rig equipment, general mechanical services and heavy repairs, also engineer, manufacture and design offshore structures. It is located in the city of Rio das Ostras/RJ.
•In April 2023, the subsidiary Ambipar Response E.S. announced the acquisition of 60% of the capital stock of EKMAN - Serviços Ambientais e Oceanográficos Ltda. (“Ekman”). Created by oceanographers with extensive experience, with the aim of meeting the demand for quality environmental studies in the Oil and Gas market, and other sectors. With the advantage of having in its technical staff specialists in several environmental areas, Ekman has a wide spectrum of activities, which includes: environmental studies, data analysis, environmental diagnosis, operation and installation of meteorological and oceanographic sensors, environmental monitoring and development equipment and solutions. It is located in the city of Rio de Janeiro/RJ.
•In May, 2023, the subsidiary Ambipar Holding Canada Inc. announced the acquisition of 100% of the capital stock of DFA Contracting Ltd (“DFA”). DFA has been in business since 2006 and is a service company that specializes in multi-well facility construction, pipeline construction, facility & pipeline maintenance, facility & wellsite decommissioning/abandonments, and reclamation for various producers in the Peace Region.
•In May 2023, the subsidiaries Ambipar Response Chile (with 50% of the share capital) and Ambipar Response Training (with 50% of the share capital) formed the company Ambipar Response Mexico, which operates in the provision of emergency services through stand by contracts.
•In July 2023, Emergência Participações S.A.announced the acquisition of 51% Ambipar Response Tank Cleaning S/A.
•In July 2023, Emergência Participações S.A. partners and Ambipar Group transferred 9,999 and 1 share of participation in Ambipar Atendimento Médico Hospitalar Ltda., respectively to Environmental ESG Participações S.A. The investment was transferred for consideration and classified as related parties.
•In July, 2023, the subsidiary Ambipar Response Espírito Santo S.A. acquired 51% of the capital stock of Solução Ambiental Engenharia, Participações e Negócios Ltda. (“Solução Ambiental”). Solution Ambiental has been on the market since 2019 and is a service company specializing in engineering located in the Campinas region, São Paulo.
•In September 2023, Ambipar Holding Canada (Holding Canada) established a holding company "Ambipar Response Industrial Services Canada (Industrial Services Canada)" and transferred all operating companies of "Industrial Services" (Orion, Lynx, Emerge and Graham) to this new Group holding company. Holding Canada acquired 100% of the company 1653395 Alberta Ltda (controlling company of Bulldog) and part of the payment to shareholders was in shares of the company Industrial Services Canada. At this time, Holding Canada transfers the shares of 1653395 Alberta Ltda to Industrial Services Canada. After this corporate movement, Holding Canada holds 70% control of Industrial Services Canada and 30% remains with Burly's Holdings Ltd.
•In October 2023, the subsidiary Ambipar Response Marine S/A announced the acquisition of 60% of the share capital of Zenith Marítima Eireli.
•In September 2023, Ambipar Response announced the acquisition of 70% of the share capital of SMR Socorro Médico E Resgate Ltda.
•On September 2023, Ambipar Response announced the acquisition of 70% of the share capital of SSMR Saude Ocupacional Ltda. EPP.
•In September 2023, Ambipar Response announced the acquisition of 70% of the share capital of SSR Servicos De Seguranca E Resgate Ltda EPP.
•In December 2023, the subsidiary Ambipar Tank Cleaning S.A. announced the acquisition of 51% of the share capital of Unidroid Robotica do Brasil Ltda. Ambipar Response has a 51% interest in Ambipar Response Tank Cleaning, thus the Ambipar Group has 26.01% control over de subsidiary.
In March 2023, we completed the Business Combination and the listing of our Class A Ordinary Shares and Warrants on the NYSE American. Since then, we are a publicly-held company subject to certain reporting requirements of the Exchange Act.

On May 29, 2025, the board of directors of Ambipar Group approved a corporate reorganization pursuant to which founding shareholders’ of certain of Emergencia’s subsidiaries agreed to exchange their minority stakes in such subsidiaries for Ambipar Group shares and cash. For additional information see note 24 of our audited Consolidated Financial Statements included elsewhere in this annual report.
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
Our agent for service of process in the United States is Capitol Services, Inc, 1218 Central Ave Ste 100, Albany, New York, 12205.
Capital Expenditures
Please refer to “Item 5.B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a description of our principal capital expenditures for the previous three years ended December 31, 2024 and those planned for 2025. We currently do not have any significant divestiture in progress.
B.Business Overview
Our Purpose and Vision
Our purpose is to help our customers address environmental and sustainability challenges to contribute to a sustainable world and protect the environment for the generations to come.
Our vision is to become a global reference in client-focused, integrated environmental solutions.
Overview
We are a leading environmental, emergency response and industrial field service provider in Brazil with presence in 41 countries in Latin America, North America, Europe, Africa, Antarctica, Asia and Oceania as of December 31, 2024. Through our international platform, our sophisticated special equipment and our highly qualified personnel, we provide our customers with a full suite of environmental services organized around prevention, training and emergency response on all transportation modes. Our portfolio includes a broad variety of services such as environmental remediation, industrial field services, industrial cleaning of chemical and non-chemical products and of hazardous and non-hazardous waste, consulting services focused on accident prevention and environmental licensing. We believe we are pioneers in offering several environmental and industrial field services across the value chain, in addition to being a market leader for innovation and the use of cutting-edge environmental technologies.

Our diversified customer base of over 11,000 customers as of December 31, 2024 ranges from local to blue chip and multinational companies operating in a wide range of industries, including chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking and cement, among others. Our broad and recurrent portfolio includes services contracted through our subscription model, such as emergency response services for highway accidents, industrial chemical spills and dry port emergencies, as well as services contracted through spot agreements, such as gas decommissioning, industrial silo cleaning and underground gas tanking cleaning.
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
In 2023 and 2024, the Company managed its business with a focus on organic growth as the main guideline, increase cash generation, deleveraging, and focus on efficiency and integration of processes and acquired companies.
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

In order to serve our customers efficiently and expeditiously, we operate through a broad network of service centers (some of which are dedicated to specific customers), which are strategically distributed across South America, North America, Europe, Africa and Antarctica. These service centers are equipped with high-quality assets that are subject to frequent preventive maintenance to keep them in excellent condition and we follow standard procedures for each hazardous material category in accordance with the safety guidelines set forth by the United Nations. As of December 31, 2024, we had 469 service centers across five continents.
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
Training Services
In addition, we offer more than 40 professional training programs related to preventing, fighting and remediating emergencies. These services are supported by our proprietary multimodal training centers, in which we perform real-world simulations and provide periodic training to customers, as well as our employees and government agents that cooperate with us in the field, such as environmental agencies, firefighters, policemen, the army and the navy, in each case from countries such as the United Kingdom, Portugal, Brazil, Chile and Argentina, among others. As of December 31, 2024, we had four training centers in North and South America.
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
As of December 31, 2024, we employed approximately 7,400 people, including trained responders, who are trained to follow applicable regulatory guidelines and rigorous safety protocols.

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
We rendered high-quality environmental, emergency response and industrial field services on over 14,300 billed hours in 2024 through our network of service centers spread across five continents and furnished with state-of-the-art equipment, which are linked to our four regional, fully automated centralized operations centers that expedite our response to customer demand. We carefully select the locations of our service centers to optimize our network. The density of our network helps us stay close to our clients and increase our client base. In addition, our multimodal training centers ensure that our staff receives what we believe to be industry-leading training in order to best serve our customers following the utmost quality and safety standards.
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
Solid financial performance and consistent growth.
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
We serve more than 11,000 clients in 41 countries (including Antarctica), many of which have decade- long relationships with us and several of which have been using our services on a recurring basis for more than five years. Our customer base consists of a broad mix of clients, spanning from local transport companies to multinational mining companies. Our clients operate in a variety of industries, such as chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking, cement, among others. The breadth of our offering allows us to become deeply embedded within our clients, who rely on us to undertake an essential role for their core business, and creates cross-selling opportunities. Our capabilities and customized solutions allow us to build strong client relationships that grow and expand over time. We believe that our long-standing customer relationship and diverse customer base limits our credit exposure to any one customer and potential cyclicality in any one industry.
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
We operate in a well-structured manner to facilitate the effective execution of our growth plan. The principal managers of our technical teams have more than 20 years of experience in our industry and more than 7 years of experience, on average, working with us. Our experienced team has already demonstrated its ability to grow our business.
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
In particular, we seek to grow in the North American market, which benefits from a strong demand and a developed regulatory framework. In the United States, we will continue to prioritize geographic and portfolio expansion through organic investments. Our U.S. acquisition strategy contemplates as key elements finding local targets with solid reputation in local markets, passionate and experienced management teams, entrepreneurs and business owners who share our vision for long-term growth (and who we usually keep on as employees for at least the transition process), sustainable value creation and strong corporate culture. We believe that this strategy facilitates a smooth integration process and that such acquired companies comply with the highest standards of quality that in turn facilitate growth within our platform. The WOB Acquisition, our largest acquisition to date, is aligned with this strategy and we believe will not only significantly strengthen our position in the United States, including as a result of Witt O’Brien’s presence in the public sector, but also allow us access to the Asian and Oceanian markets, which will significantly expand our global reach.
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
As part of this strategy, we intend to further develop relationships with multinational, blue chip clients that require extensive geographic coverage. Our commercial team is an essential part of our organic business development strategy. From 2019 to 2024, we opened 270 service centers only in Brazil. We plan to invest in new commercial offices as well as in training our commercial team and those of acquired companies to strengthen our relationship with existing customers and attract new customers. In addition, we seek to leverage our acquired companies’ client portfolio by generating business leads through the recommendation of complementary services to those already provided to these clients by the acquired companies.
Our Services and Operations
We serve customers from various industries, including logistics (highways, railways, airports, ports and port terminals), chemical, oil and gas, mining, energy, infrastructure, agribusiness and construction.
We offer a one-stop-shop platform of emergency, prevention and routine services rendered at scale and organized within three business units, namely (i) Subscription, (ii) Field Services, Maintenance & Routine Emergency; and (iii) High Impact Emergency.

The table below shows the percentage of net revenue generated from each type of service we offer for the years indicated:

	For the year ended December 31,
	2024	2023	2022
Subscription	12.0%	9.6%	16.1%
Field Services, maintenance and routine	82.4%	85.6%	83.9%
High impact emergency	5.6%	4.6%	n.a.
Subscription
Our entire portfolio of services can be contracted through a subscription model (with contracts having a one to three-year term) with fixed-rates and recurring stand-by contracts, containing an agreed price, defined duration and specified materials. Monthly subscription paid to have access to stand-by services and other predefined time and materials resources such as stand-by contracts for shipping companies, where our teams remain available for interventions; and contracts with the shipping industry that offer documentary support and assistance to vessels.
Field Services, Maintenance & Routine Emergency
Through our Field Services, Maintenance & Routine Emergency business unit we perform services on a recurring basis and generally approved by the customer, based on master service agreements, or MSAs, such as maintenance of industries during scheduled shutdowns, tank, silo and vessel cleaning and maintenance, as well as blasting, excavation, inspection of critical facilities, soil remediation and decontamination, and routine emergencies that require cleaning and clearance.
We also provide a comprehensive portfolio of consulting services including highly complex accident prevention and environmental impact studies for various industries to mitigate accident risks and ensure client compliance with the requirements under the applicable environmental licensing processes. Over the past 16 years, we have performed several consulting projects for clients in sectors such as oil and gas, mining, energy, infrastructure and logistics, ports and terminals, sanitation, steel, petrochemicals, beverages and pulp and paper. Our consulting business operates via a Global Environmental Solutions (GES) platform, offering complete and innovative environmental products and services to our customers, with a portfolio including studies of locational alternatives for projects, environmental licensing, construction management and HSE (Health, Safety and Environment) as well as the execution of environmental programs, management of contaminated areas, effluents and contaminant residue. We seek to innovate the technical delivery of our products and services, through the development of technological solutions that optimize results using digital tools and geotechnologies. These initiatives culminated in the formation of a partnership with the Environmental Systems Research Institute—ESRI®. In addition, we offer more than 40 professional training programs to our customers related to preventing, fighting and remediating emergencies. These services are supported by our proprietary multimodal training centers, in which we perform real-world simulations and provide periodic training to customers, as well as our employees and government agents that cooperate with us in the field, such as environmental agencies, firefighters, policemen, armies and navies, in each case from countries such as the United Kingdom, Portugal, Brazil, Chile and Argentina, among others.
We participate in technical cooperation programs with several high-profile environmental agencies. In connection with these programs, we publish technical articles on emergency protocols to governmental authorities as well as participate in meetings and surveys with various governmental authorities and non-governmental associations, including the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas—ABNT) in Brazil and the National Fire Protection Association—NFPA in the United States—to contribute our expertise to the development of supporting materials and of technical standards. For example, in line with changes in legislation regulating the storage and transportation of hazardous products, we publish a Hazardous Products Self-Protection Manual, which is currently in its 16th edition. In 2019, we launched the first edition of the Manual for the Environmental Emergency Prevention and Readiness in Ports, Marinas and Terminals.

High Impact Emergency
Through our High Impact Emergency business unit, we respond to accidents involving hazardous and non-hazardous chemical and non-chemical products and residue and natural disasters with contract values exceeding US$1 million per occurrence, such as fighting wildfires, offshore oil spills, floods, hurricanes, and large-scale industrial fires. We also provide biological emergency management and response services, including in relation to epidemics and pandemics such as the COVID-19 pandemic. Over the years, we have been called to remediate significant environmental accidents, such as the 2019 Brumadinho mining dam collapse in Brazil, and the 2015 fire in Port of Santos in Brazil, which lasted 10 days, as well as the Callao oil spill at the Peruvian shoreline, characterized by the Peruvian Ministry of Foreign Affairs as one of the worst climate disasters in recent times. In addition, we supported containment efforts relating to the COVID-19 pandemic in the United Kingdom, in conjunction with the British army, and in Brazil at office buildings, schools, and in aircraft, buses and other locations. Considering our prominent role in emergency situations, we have been recognized as a point of reference by public authorities in Brazil, such as the Brazilian Marines, which sent several of its Marines to train at our training grounds in Nova Odessa, Brazil. As of December 31, 2024, Brazil represented 37% of total revenue from high impact emergencies, while Europe and North America represented 36% and 27%, respectively.
In order to serve our customers efficiently and expeditiously, we operate through a broad network of service centers (some of which are dedicated to specific customers), which are strategically distributed across South America, North America, Europe, Africa and Antarctica. These service centers are equipped with high-quality assets that are subject to frequent preventive maintenance to keep them in optimal condition, and we follow standard procedures for each hazardous material category in accordance with the safety guidelines set forth by the United Nations. As of December 31, 2024, we had 469 service centers across six continents.
Our service centers are linked to four regional fully automated centralized operations centers — one in Brazil operating nationwide and in Antarctica, one in Chile serving countries in Latin America other than Brazil, one in the United Kingdom serving Europe and Africa, and one in the United States serving North America. These operation centers manage emergency response services and other jobs by centralizing the strategic decisions involved in our client service processes. They are responsible for operating a 24/7/365 dedicated hotline that responds to our customers’ orders for emergency response and prevention and routine services, and, when required, promptly send the appropriate commands to the service center that is closest to the location where the service will be rendered. These operations centers can track assets in real time by using geographic information system — GIS and geoprocessing tools—and therefore allow for a fast and efficient deployment of equipment and personnel to handle the relevant service.

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

Geographies
The table below shows our net revenue breakdown by geography in the year ended December 31, 2024, 2023, and 2022.

	For the year ended December 31,
	2024	2023	2022
	(in R$ millions)
Brazil	1,503.0	936.2	534.1
Latin America (other than Brazil)(1)	181.7	189.0	186.2
North America(2)	1,360.7	1,314.6	789.5
Europe(3)	203.0	150.2	175.1
Net revenue	3,248.4	2,590.0	1,684.9

(1)Net revenue derived from our operations in Antarctica is included within the Latin America segment.
(2)Net revenue derived from Witt O’Brien’s’ operations since closing of the WOB Acquisition on October 24, 2022 is included within the North America segment.
(3)Net revenue derived from our operations in Africa is included within the Europe segment.
Net revenue generated in Brazil, Latin America (other than Brazil), North America and Europe represented 46.3%, 5.6%, 41.9% and 6.2%, respectively, of our net revenue, for the year ended December 31, 2024, with a year-over-year net revenue variation of 60.5%, (3.8%), 4.9% and 35.1% , respectively.
For the full year ended December 31, 2023, net revenue generated in Brazil, Latin America (other than Brazil), North America and Europe represented 36.1%, 7.3%, 50.8% and 5.8%, respectively, of our net revenue , with a year-over-year net revenue variation of 75.3%, 1.5%, 66.5% and (14.2%), respectively.
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

Our Customers
As of December 31, 2024, we served approximately 11,000 customers worldwide. No customer accounted for more than 10% of total revenue for the years ended December 31, 2024, 2023 and 2022.
Our People
As of December 31, 2024, we employed approximately 7,400 full-time employees. A substantial portion of these employees are represented by labor unions, through approximately 100 collective bargaining agreements. See “Item 6.D. Directors, Senior Management and Employees—Employees” for additional information.
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
As of the date of this annual report, we use Ambipar’s trademark portfolio as part of the Ambipar Group, including 14 registrations. Ambipar has also applied and is in the process of obtaining a total of 5 trademarks in Argentina, Canada, and the United States, which are relevant to our business.

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
We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. As of December 31, 2024, we recorded a provision for contingencies in the amount of R$0.4 million. For additional information, see note 15.1 to our audited Consolidated Financial Statements included elsewhere in this annual report.
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
In 2024, Ambipar Response S/A and Ambipar Response Ireland Limited drafted a Data Processing Agreement (DPA) for the international transfer and processing of employee data from the Ireland division to the Brazil division. This DPA meets the requirements of the GDPR, in accordance with the guidelines of the Data Protection Commission (DPC) of Ireland. The agreement covers the transfer of data necessary for payroll processing, human resources management, and the consolidation of financial information related to labor costs.
In addition to the DPA, an International Data Transfer Agreement (IDTA) was also drafted between Ambipar Response S/A, in Brazil, and Ambipar Response UK Limited, in the United Kingdom. This agreement formalizes the terms and conditions governing the international transfer of employee personal data between the two divisions, from the United Kingdom to Brazil. It establishes safeguards for the international transfer of data itself, ensuring that it complies with the GDPR. The agreement defines the legitimate purposes for the processing of this data by the importer, including, but not limited to: payroll processing, human resources management, and the consolidation of financial information related to labor costs.
For the year 2025, Ambipar plans to execute these agreements and establish a more seamless data transfer process between its European divisions and Brazil. Ambipar also expects to create a global data privacy office, which will be managed by Ambipar ESG. Given the company's international operations, which span a wide range of countries and jurisdictions, each with distinct data protection regulations, this office will play a fundamental role in harmonizing privacy and data protection practices across all of the group's operations, including the Company. It will be responsible for establishing guidelines and policies aligned with applicable legislation, such as LGPD, GDPR, CCPA, and other international data privacy regulations.

Artificial Intelligence
In April 2021, the European Commission introduced the first EU law on artificial intelligence, implementing a risk-based classification system. AI systems are assessed and categorized based on the level of risk they pose to users, with higher risks requiring stricter compliance measures. In June 2024, the EU approved the world’s first AI regulations (the “EU AI Act”). The EU AI Act will take full effect 24 months after its entry into force, but some provisions will apply earlier:
•The ban on AI systems posing unacceptable risks took effect on February 2, 2025.
•Codes of practice will be enforced nine months after the law enters into force.
•Rules for general-purpose AI systems requiring transparency compliance will apply 12 months after the law's entry into force.
High-risk AI systems will have an extended timeframe to meet compliance requirements, as the obligations for them will take effect 36 months after the law's entry into force.
For more information see “Item 3. D. Risk Related To the European Union Artificial Intelligence Act and Brazil’s Artificial Intelligence Legal Framework Bill, especially regarding exposure to high-risk AI systems as defined in the regulations and the lack of adequate protection for individuals affected by the use of artificial intelligence”.
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
As of December 31, 2024, we had a network of 469 service centers, with 338 located nationwide in Brazil; 43 in the United States and Canada; 78 in Chile, Colombia, Peru, México, Paraguay and Uruguay; 8 in Europe, mainly in the United Kingdom, Ireland and the Netherlands; 1 in Antarctica and 1 in Africa. In addition, we have a training center located in Brazil, United States, Chile and Peru.
We believe that our current facilities are suitable and adequate to meet our current and foreseeable future needs.
Item 4A.UNRESOLVED STAFF COMMENTS
None.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with our audited Consolidated Financial Statements for each of the three years ended December 31, 2024, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Financial Statement Presentation” and “Item 3.D—Key Information—Risk Factors.”
Overview
We are a leading environmental, emergency response and industrial field service provider in Brazil with presence in 41 countries in Latin America, North America, Europe, Africa, Antarctica, Asia and Oceania as of December 31, 2024. Through our international platform, our sophisticated special equipment and our highly qualified personnel, we provide our customers with a full suite of environmental services organized around prevention, training and emergency response on all transportation modes. Our portfolio includes a broad variety of services such as environmental remediation, industrial field services, industrial cleaning of chemical and non-chemical products and of hazardous and non-hazardous waste, consulting services focused on accident prevention and environmental licensing. We believe we are pioneers in offering several environmental and industrial field services across the value chain, in addition to being a market leader for innovation and the use of cutting-edge environmental technologies.
Our diversified customer base of over 11,000 customers as of December 31, 2024 ranges from local to blue chip and multinational companies operating in a wide range of industries, including chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking and cement, among others. Our broad and recurrent portfolio includes services contracted through our subscription model, such as emergency response services for highway accidents, industrial chemical spills and dry port emergencies, as well as services contracted through spot agreements, such as gas decommissioning, industrial silo cleaning and underground gas tanking cleaning.
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
The table below shows the percentage of net revenue generated from each type of service we offer for the years indicated:

	For the year ended December 31,
	2024	2023	2022
Subscription	12.0%	9.6%	16.1%
Field Services, maintenance and routine	82.4%	85.8%	83.9%
High impact emergency	5.6%	4.6%	n.a.
Subscription
Our entire portfolio of services can be contracted through a subscription model (with contracts having a one to three-year term) with fixed-rates and recurring stand-by contracts, containing an agreed price, defined duration and specified materials. Monthly subscription paid to have access to stand-by services and other predefined time and materials resources such as stand-by contracts for shipping companies, where our teams remain available for interventions; and contracts with the shipping industry that offer documentary support and assistance to vessels.
Field Services, Maintenance & Routine Emergency
Through our Field Services, Maintenance & Routine Emergency business unit we perform services on a recurring basis and generally approved by the customer, based on master service agreements, or (MSAs), such as maintenance of industries during scheduled shutdowns, tank, silo and vessel cleaning and maintenance, as well as blasting, excavation, inspection of critical facilities, soil remediation and decontamination, and routine emergencies that require cleaning and clearance.

We also provide a comprehensive portfolio of consulting services including highly complex accident prevention and environmental impact studies for various industries to mitigate accident risks and ensure client compliance with the requirements under the applicable environmental licensing processes. Over the past 16 years, we have performed several consulting projects for clients in sectors such as oil and gas, mining, energy, infrastructure and logistics, ports and terminals, sanitation, steel, petrochemicals, beverages and pulp and paper. Our consulting business operates via a Global Environmental Solutions (GES) platform, offering complete and innovative environmental products and services to our customers, with a portfolio including studies of locational alternatives for projects, environmental licensing, construction management and HSE (Health, Safety and Environment) as well as the execution of environmental programs, management of contaminated areas, effluents and contaminant residue. We seek to innovate the technical delivery of our products and services, through the development of technological solutions that optimize results using digital tools and geotechnologies. These initiatives culminated in the formation of a partnership with the Environmental Systems Research Institute—ESRI®. In addition, we offer more than 40 professional training programs to our customers related to preventing, fighting and remediating emergencies. These services are supported by our proprietary multimodal training centers, in which we perform real-world simulations and provide periodic training to customers, as well as our employees and government agents that cooperate with us in the field, such as environmental agencies, firefighters, policemen, armies and navies, in each case from countries such as the United Kingdom, Portugal, Brazil, Chile and Argentina, among others.
We participate in technical cooperation programs with several high-profile environmental agencies. In connection with these programs, we publish technical articles on emergency protocols to governmental authorities as well as participate in meetings and surveys with various governmental authorities and non-governmental associations, including the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas—ABNT) in Brazil and the National Fire Protection Association—NFPA in the United States—to contribute our expertise to the development of supporting materials and of technical standards. For example, in line with changes in legislation regulating the storage and transportation of hazardous products, we publish a Hazardous Products Self-Protection Manual, which is currently in its 16th edition. In 2019, we launched the first edition of the Manual for the Environmental Emergency Prevention and Readiness in Ports, Marinas and Terminals.
High Impact Emergency
Through our High Impact Emergency business unit, we respond to accidents involving hazardous and non-hazardous chemical and non-chemical products and residue and natural disasters with bills exceeding US$1 million per occurrence, such as fighting wildfires, offshore oil spills, floods, hurricanes, and large-scale industrial fires. We also provide biological emergency management and response services, including in relation to epidemics and pandemics such as the COVID-19 pandemic. Over the years, we have been called to remediate significant environmental accidents, such as the 2019 Brumadinho mining dam collapse in Brazil, and the 2015 fire in Port of Santos in Brazil, which lasted 10 days, as well as the Callao oil spill at the Peruvian shoreline, characterized by the Peruvian Ministry of Foreign Affairs as one of the worst climate disasters in recent times. In addition, we supported containment efforts relating to the COVID-19 pandemic in the United Kingdom, in conjunction with the British army, and in Brazil at office buildings, schools, and in aircraft, buses and other locations. Considering our prominent role in emergency situations, we have been recognized as a point of reference by public authorities in Brazil, such as the Brazilian Marines, which sent several of its Marines to train at our training grounds in Nova Odessa, Brazil. As of December 31, 2024, Brazil represented 37% of total revenue from high impact emergencies, while Europe and North America represented 36% and 27%, respectively.
In order to serve our customers efficiently and expeditiously, we operate through a broad network of service centers (some of which are dedicated to specific customers), which are strategically distributed across South America, North America, Europe, Africa and Antarctica. These service centers are equipped with high-quality assets that are subject to frequent preventive maintenance to keep them in optimal condition, and we follow standard procedures for each hazardous material category in accordance with the safety guidelines set forth by the United Nations. As of December 31, 2024, we had 469 service centers across six continents.

Our service centers are linked to four regional fully automated centralized operations centers — one in Brazil operating nationwide and in Antarctica, one in Chile serving countries in Latin America other than Brazil, one in the United Kingdom serving Europe and Africa, and one in the United States serving North America. These operation centers manage emergency response services and other jobs by centralizing the strategic decisions involved in our client service processes. They are responsible for operating a 24/7/365 dedicated hotline that responds to our customers’ orders for emergency response and prevention and routine services, and, when required, promptly send the appropriate commands to the service center that is closest to the location where the service will be rendered. These operations centers can track assets in real time by using geographic information system — GIS and geoprocessing tools—and therefore allow for a fast and efficient deployment of equipment and personnel to handle the relevant service.
The increase in net revenue from subscription was primarily due to the expansion of our offering in North America and Brazil segments, in which we have started or expanded our operations since 2020 through the acquisitions we completed in those regions. Such an increase is consistent with our effort to pursue our strategy to increasingly become a one-stop-shop for emergency and industrial services to our clients, seeking synergies and increasing our cross-selling abilities in all jurisdictions in which we operate.
In October 2022, in order to accelerate our growth strategy, we acquired Witt O’Brien’s. As a result of this acquisition, our gross revenue derived from high impact emergencies reached R$50.7 million, as we incorporated Witt O’Brien’s to our ecosystem acquiring consulting services capabilities, such as disaster mitigation, emergency preparedness and recovery, and seeking cross-selling opportunities with existing customers of Witt O’Brien’s.
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
Net Revenue
We provide emergency services within three business units, namely (i) Subscription; (ii) Field Services, Maintenance & Routine Emergency; and (iii) High Impact Emergency. Our net revenue is generated from services at customer sites or other locations. Our services are provided based on purchase orders or agreements with customers and include prices generally based upon daily, hourly or job rates for equipment, materials and personnel. We recognize net revenue for these services over time, as the customer receives and consumes the benefits of the services as they are being performed and we have a right to payment for performance completed to date. We use the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over a number of hours, several days or even months for larger scale projects.
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

Our Segments
Our business operations are organized in one operating and reporting segment, and our revenue is divided into four geographic segments, which correspond to the principal regions in which we operate: Brazil, Latin America (other than Brazil), Europe and North America. As of December 31, 2024, our most significant segment was Brazil, representing 46.3% of our net revenue (compared to 36.1% for the year ended December 31, 2023), followed by North America, representing 41.9% of our net revenue (compared to 50.8% for the year ended December 31, 2023), Europe, representing 6.2% of our net revenue (compared to 5.8% for the year ended December 31, 2023) and Latin America (other than Brazil), representing 5.6% of our net revenues (compared to 7.3% for the year ended December 31, 2023).
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

	For the year ended December 31,
	2024	2024	2023	2022
	(Unaudited)
	(in US$ millions, except %)(1)	(in R$ millions, except %)
EBITDA(2)	130.5	808.3	544.3	448.8
EBITDA Margin(3)	24.9%	24.9%	21.0%	26.6%
ROIC(4)	19.8%	19.8%	19.6%	29.4%
Free Cash Flow(5)	77.8	481.9	250.5	250.3
Cash Conversion Rate(6)	59.6%	59.6%	46.0%	55.8%

(1)For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
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

Reconciliation of Non-GAAP Financial Measures
The following table below sets forth a reconciliation of our Profit for the year to EBITDA and EBITDA Margin for each of the periods indicated:

	As of and for the year ended December 31,
	2024	2024	2023	2022
	(Unaudited)
	(in US$ millions, except %)(1)	(in R$ millions, except %)
Profit for the year	9.5	58.8	17.2	187.9
(+) Income tax and social contribution	11.0	68.0	91.9	44.9
(+) Net finance cost/revenue	58.0	359.0	251.3	104.0
(+) Depreciation and amortization expenses	52.1	322.5	181.9	112.0
EBITDA (a)	130.5	808.3	542.3	448.8
Net revenue (b)	524.6	3,248.4	2,590.0	1,684.9
EBITDA Margin (a)/(b)	24.9%	24.9%	21.0%	26.6%

(1)For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
The following table below sets forth a reconciliation of our Profit for the year to Free Cash Flow and Cash Conversion Rate for each of the periods indicated:

	For the year ended December 31,
	2024	2024	2023	2022
	(Unaudited)
	(in US$ millions, except %)(1)	(in R$ millions, except %)
Profit for the year	9.5	58.8	17.2	187.9
(+) Income tax and social contribution	11.0	68.0	91.9	44.9
(+) Net finance cost/revenue	58.0	359.0	251.3	104.0
(+) Depreciation and amortization expenses	52.1	322.5	181.9	112.0
EBITDA (b)	130.5	808.3	542.3	448.8
(-) Change in working capital(2)	(31.0)	(191.7)	(53.5)	102.8
(-) Acquisition of property, plant and equipment and intangible assets	(21.8)	(134.7)	(240.3)	95.7
Free Cash Flow (a)	77.8	481.9	250.5	250.3
Cash Conversion Rate (a)/(b)	59.6%	59.6%	46.0%	55.8%

(1)For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
(2)Change in working capital is calculated as the sum of changes in current assets and liabilities affecting the cash generated from operating activities in the statements of cash flow.

The following table below sets forth a reconciliation of our operating Profit for the year to ROIC for each of the periods indicated:

	As of and for the year ended December 31,
	2024	2024	2023	2022
	(Unaudited)
	(in US$ millions, except %)(1)	(in R$ millions, except %)
Operating profit	78.4	485.8	360.4	336.8
Income tax adjustment(2)	(23.5)	(145.7)	(108.1)	(65.0)
Net operating profit after tax (a)	54.9	340.1	252.3	271.8
Total shareholders’ equity	294.3	1,822.6	1,356.8	447.1
(-) Goodwill	291.3	1,803.6	1,537.1	1,192.3
(-) Intangibles assets	71.0	439.5	358.7	420.2
(+) Loans and financing (current and non-current)	159.9	990.1	701.9	717.3
(+) Debentures	74.9	463.9	545.8	600.7
(+) Related parties loans liabilities (non-current)	209.8	1,299.4	620.8	769.8
(+) Obligations from acquisition of investment (current and non-current)	17.6	109.2	352.8	223.4
(+) Dividend payable	4.8	30.0	57.4	76.9
(-) Cash and cash equivalents	57.9	358.4	423.3	271.6
(-) Related parties loans assets (current and non-current)	60.9	377.0	29.3	26.2
Invested capital (b)	280.5	1,736.7	1,287.0	925.0
ROIC (a)/(b)	19.8%	19.8%	19.6%	29.4%

(1)For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$6.1923 to US$1.00, the commercial selling rate for U.S. dollars as of December 31, 2024, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Markets Where We Operate—Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
(2)Income tax adjustment is defined as operating profit for the relevant period multiplied by our effective tax rate for the relevant period, the numerator of which is income tax and social contribution and the denominator of which is profit before tax.

Results of Operations
Comparison of Results of Operations for the Years ended December 31, 2024 and 2023

	For the year ended December 31,
	2024	2023	Variation
	(in R$ millions)		%
Net revenue	3,248.4	2,590.0	25.4%
Cost of services rendered	(2,769.7)	(2,090.5)	32.5%
Gross profit	478.7	499.5	(4.2)%
Operating expenses
Selling, general and administrative expenses	(32.3)	(28.4)	13.7%
Equity in earnings of investments	—	—	n.m.
Other income, net expenses	39.3	(110.7)	n.m.
Operating profit	485.7	360.4	34.8%
Net finance cost/revenue	(359.0)	(251.3)	42.9%
Net income before income and social contribution taxes	126.8	109.0	16.3%
Income tax and social contribution	(68.0)	(91.9)	(26.0)%
Profit for the year	58.8	17.1	243.9%
Net revenue
The table below shows the net revenue of our geographic segments for the years ended December 31, 2024 and 2023:

	For the year ended December 31,
	2024	2023	Variation
	(in R$ millions)		%
Brazil	1,503.0	936.2	60.5%
Latin America (other than Brazil)(1)	181.7	189.0	(3.9)%
North America	1,360.7	1,314.6	3.5%
Europe(2)	203.0	150.2	35.2%
Net revenue	3,248.4	2,590.0	25.4%

(1)Net revenue derived from our operations in Antarctica is included within the Latin America segment.
(2)Net revenue derived from operations in Africa is included within the Europe segment.
Net revenue for the year ended December 31, 2024 amounted to R$3,248.4 million, compared to R$2,590.0 million in the year ended December 31, 2023, which represents an increase of R$658.4 million, or 25.4%.
The increase in net revenue was primarily due to: (1) an increase of R$128.8 million from our Subscription business unit in Brazil and increase from the High Impact Emergencies business unit of R$63.7 million in Europe; (2) an increase of R$166.2 million as a result of extraordinary income from the sale of assets and an (3) increase of R$96.5 million from Subscription and Field Services, Maintenance & Routine Emergency in our North America segment. These increases were partially impacted by an exchange variation of the U.S. dollar, Canadian dollar and the British pound against the real.

Cost of services rendered
Cost of services rendered for the year ended December 31, 2024 amounted to R$ 2,769.7 million, compared to R$2,090.5 million in the year ended December 31, 2023, which represents an increase of R$679.2 million, or 32.5%. This increase was primarily due to an increase in Personnel and labor charges due to the increase of 958 employees, hiring of third parties and travel for emergency response, as partially offset by an exchange variation of the U.S. dollar, Canadian dollar and the British pound against the real. Cost of services represented 85.3% and 80.7% of our net revenue, respectively, in the year ended December 31, 2024 and 2023.
Gross profit
Gross profit for the year ended December 31, 2024 amounted to R$478.8 million, compared to R$499.5 million in the year ended December 31, 2023, which represents a decrease of R$20.7 million, or -4.1%. Gross profit represented 14.7% and 19.3% of our net revenue, respectively, for the years ended December 31, 2024 and 2023.
Selling, general and administrative expenses
Selling, general and administrative expenses for the year ended December 31, 2024 amounted to R$32.3 million, compared to R$28.4 million in the year ended December 31, 2023 which represents an increase of R$3.9 million, or 13.8%. Selling, general and administrative expenses represented, respectively, 1.0% and 1.1% of our net revenue in the year ended December 31, 2024 and 2023.
Operating profit
Operating profit for the year ended December 31, 2024 amounted to R$485.8 million, compared to R$360.4 million in the year ended December 31, 2023, which represented an increase of R$125.4 million, or 34.8%, due to the factors described above.
Net finance cost/revenue
Our net finance costs increased by R$107.6 million, or 42.8%, to R$359.0 million for the year ended December 31, 2024 from R$251.3 million for the year ended December 31, 2023. Finance income increased by R$190.4 million, or 437.9%, to R$233.9 million in the year ended December 31, 2024 from R$43.5 million in the year ended December 31, 2023, primarily due to an increase in foreign-exchange rate income, as partially offset by a greater average cash balance in the period which resulted in an increase in revenues from interest earning bank deposits. Our finance costs increased by R$298.1 million, or 101.1%, to R$592.9 million in the year ended December 31, 2024 from R$294.8 million in the year ended December 31, 2023 primarily due to an increase in debentures interest and interest on loans, and the borrowing under the loan agreement with Itau BBA International PLC to finance the WOB Acquisition in 2022.
Net income before income and social contribution taxes
Profit before tax for the year ended December 31, 2024 amounted to R$126.8 million, compared to R$109.0 million in the year ended December 31, 2023, which represents an increase of R$17.8 million, or 16.3%, due to the factors described above.
Income tax and social contribution
Income tax and social contribution expense for the year ended December 31, 2024 was R$68.0 million, compared to R$91.9 million in the year ended December 31, 2023, which represents a decrease of R$23.8 million, or 26.0%. This decrease was primarily due to the decrease in the provision for deferred taxes.
Profit for the year
As a result of the foregoing factors, our profit for the year ended December 31, 2024 amounted to R$58.8 million, compared to R$17.2 million in the year ended December 31, 2023, which represents an increase of R$41.6 million, or 241.9%. Profit represented, respectively, 1.8% and 0.7% of the net revenue for the years ended December 31, 2024 and 2023.

Comparison of Results of Operations for the Years ended December 31, 2023 and 2022

	For the year ended December 31,
	2023	2022	Variation
	(in R$ millions)		%
Net revenue	2.590,0	1,684.9	104.9%
Cost of services rendered	(2.019,3)	(1,337.8)	116.2%
Gross profit	570,7	347.1	70.6%
Operating expenses
Selling, general and administrative expenses	(28,4)	(26.5)	(1.1)%
Equity in earnings of investments	—	3.6	n.m.
Other income, net expenses	—	12.5	792.9%
Operating profit	360,4	336.7	89.2%
Net finance cost/revenue	(251,3)	(104.0)	5,095.0%
Net income before income and social contribution taxes	109,0	232.7	32.3%
Income tax and social contribution	(91,9)	(44.9)	18.5%
Profit for the year	17,2	187.8	36.1%
Net revenue
The table below shows the net revenue of our geographic segments for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022	Variation
	(in R$ millions)		%
Brazil	936.2	534.1	75.3%
Latin America (other than Brazil)(1)	189.0	186.2	1.5%
North America(2)	1,314.6	789.5	66.5%
Europe(3)	150.2	175.1	-14.2%
Net revenue	2,590.0	1,684.9	53.7%

(1)Net revenue derived from our operations in Antarctica is included within the Latin America segment.
(2)Net revenue derived from Witt O’Brien’s’ operations since closing of the WOB Acquisition on October 24, 2022 is included within the North America segment.
(3)Net revenue derived from operations in Africa is included within the Europe segment.
Net revenue for the year ended December 31, 2023 amounted to R$2,590.0 million, compared to R$1,684.9 million in the year ended December 31, 2022, which represents an increase of R$905.1 million, or 53.7%.
The increase in net revenue was primarily due to: (1) the acquisitions we concluded in the North America and Brazil segments, which experienced the largest growth in the period, reaching a net revenue of R$1,314.6 million and R$936.2 million in the year ended December 31, 2023, respectively, from R$789.5 million and R$534.1 million in the year ended December 31, 2022, respectively, as a result of a wider regional reach and, consequently, an increase in the overall number of subscription contracts and spot contracts; and (2) an increase of our net revenue generated in our Latin America segment (other than Brazil) of R$2.8 million, or 1.5%, in the year ended December 31, 2023, primarily as a result of the expansion of our existing operations in Chile and Peru and the start of new operations in Colombia. These increases were partially offset by a negative effect of 3.3 percentage points on our net revenue as a result the depreciation of the U.S. dollar, Canadian dollar and the British pound against the real.

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
Income tax and social contribution
Income tax and social contribution expense for the year ended December 31, 2023 was R$91.9 million, compared to R$44.9 million in the year ended December 31, 2022, which represents an increase of R$47.0 million, or 104.7%. This increase was primarily due to the increase in the provision for deferred taxes.
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
Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments, which have an immaterial risk of change in value. As of December 31, 2024 and December 31, 2023 our cash and cash equivalents amounted to R$358.4 million and R$423.3 million, respectively. Third party financing includes working capital loans, investment financing for the acquisition of heavy vehicles and machinery and fixed-rate financing agreements, as well as, for the year ended December 31, 2023 and 2024, the issuance of Debentures. As of December 31, 2024 and 2023, our current loans and financing amounted to R$212.1 million and R$84.4 million, respectively, and our current debentures amounted to R$84.1 million and R$79.7 million, respectively. During the year ended December 31, 2024 and the year ended December 31, 2023, net cash from financing activities were R$(514.1) million and R$417.3 million, respectively.

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

We intend to reduce our capital expenditures, for organic uses, to support the growth in our business and operations. Our management believes that our current available cash and cash equivalents and financial investments, and the cash flows from our operating activities, will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. This estimate is based on our current business plan and expectations and assumptions in light of current macroeconomic conditions. However, we cannot guarantee that our liquidity assumptions will prove to be correct, and we could exhaust our available financial resources sooner than we currently expect.
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
In addition, there is no assurance that the holders of the Warrants will elect to exercise any or all of the Warrants, which could impact our liquidity position. Whether warrantholders will exercise their Warrants, and therefore the amount of cash proceeds we would receive upon exercise, is dependent upon the trading price of the Class A Ordinary Shares, the last reported sales price for which was $0.15 per share on June 23, 2025. Each Warrant became exercisable for one Class A Ordinary Share at an exercise price of $11.50, provided, however, that an effective registration statement or a valid exemption therefrom is available. Therefore, if and when the trading price of the Class A Ordinary Shares is less than $11.50, we expect that warrantholders would not exercise their Warrants. We could receive up to an aggregate of approximately $186.1 million if all of the Warrants are exercised for cash, but we would only receive such proceeds if and when the warrant holders exercise the Warrants. The Warrants may not be or remain in the money during the period they are exercisable and prior to their expiration and, therefore, it is possible that the Warrants may not be exercised prior to their maturity on March 3, 2028, even if they are in the money, and as such, may expire worthless with minimal proceeds received by us, if any, from the exercise of Warrants. To the extent that any of the Warrants are exercised on a “cashless basis,” we will not receive any proceeds upon such exercise. As a result, we do not expect to rely on the cash exercise of Warrants to fund our operations. Instead, we intend to rely on other sources of cash discussed elsewhere in this annual report to continue to fund our operations.

Consolidated Statements of Cash Flows
The following table sets forth certain consolidated cash flow information for the years indicated:

	For the year ended December 31,
	2024	2023	2022
	(in R$ millions)
Cash and cash equivalents at the end of the year	358.4	423.3	271.6
Net cash generated from operating activities	421.4	78.5	470.9
Net cash used in investing activities	(134.7)	(287.4)	(1,320.8)
Net cash (used in) generated from financing activities	(514.1)	417.3	994.7
Exchange rate change in cash and cash equivalent	162.6	(56.7)	7.8
Increase in cash and cash equivalents	(227.5)	208.3	144.9
Net cash generated from operating activities
Our net cash generated from operating activities increased to R$421.4 million for the year ended December 31, 2024 from R$78.5 million of net cash generated from operating activities for the year ended December 31, 2023, primarily due to the following factors:
•our profit for the year ended December 31, 2024 increased to R$58.8 million from R$17.2 million for the year ended December 31, 2023, combined with adjustments for non-cash items consisting primarily of:
(1)an increase in interest on loans and financing and exchange-rate change to a positive net cash of R$336.5 million in the year ended December 31, 2024 compared to a positive net cash of R$150.8 million in the year ended December 31, 2023, as a result of an increase in our debentures and loans and financing combined with the increase in Brazil’s base interest rates in the period;
(2)an increase in depreciation and amortization to R$322.5 million in the year ended December 31, 2024 from R$181.9 million in the year ended December 31, 2023, mainly as a result of an increase of R$167.2 million in property, plant and equipment to R$954.8 million in the year ended December 31, 2024;
(3)a increase in residual value of written-off property, plant and equipment and intangible assets to R$78.1 million in the year ended December 31, 2024 from an increase of R$19.3 million in the year ended December 31, 2023, due to write-offs in machinery, equipment and vehicles;
•changes in assets and liabilities resulted in a total outflow of R$191.7 million in the year ended December 31, 2024 compared to a total outflow of R$71.2 million for the year ended December 31, 2023, resulting primarily as a result of:
(1)a decrease in accounts receivables by R$24.0 million for the year ended December 31, 2024 compared to a decrease by R$4.4 million for the year ended December 31, 2023, primarily as a result of our focus to return to normalized payment schedules in the year ended December 31, 2024; and
(2)a decrease in suppliers of R$29.6 million for the year ended December 31, 2024, compared to an increase of R$56.3 million for the year ended December 31, 2023, in each case primarily as the result of the growth of our operations and the return to normal payment schedules to our suppliers following stabilization;
as partially offset by:
(1)a decrease in taxes payable of R$42.4 million for the year ended December 31, 2024, compared to a decrease of R$44.7 million for the year ended December 31, 2023, primarily as the result of an increase in net income before income and social contribution taxes;
(2)A decrease in prepaid expense of R$1.5 million for the year ended December 31, 2024 compared to a decrease of R$6.2 million for the year ended December 31, 2023, primarily due to prepaid expenses related to the Business Combination.

Our net cash generated from operating activities decreased to R$78.5 million for the year ended December 31, 2023 from R$470.9 million of net cash generated from operating activities for the year ended December 31, 2022, primarily due to the following factors:
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
Our net cash used in investing activities increased to R$134.7 million for the year ended December 31, 2024 from R$287.4 million in net cash used in investing activities for the year ended December 31, 2023, primarily due to a reduction in (1) cash spent on companies’ acquisitions (net of cash received) and (2) payment of obligations from acquisition of investments, as partially offset by an increase in cash spent on the acquisition of property, plant and equipment and intangible assets.
Our net cash used in investing activities decreased to R$287.4 million for the year ended December 31, 2023 from R$1,320.8 million in net cash used in investing activities for the year ended December 31, 2022, primarily due to a reduction in (1) cash spent on companies’ acquisitions (net of cash received) and (2) payment of obligations from acquisition of investments, as partially offset by an increase in cash spent on the acquisition of property, plant and equipment and intangible assets.

Net cash (used in) generated from financing activities
Our net cash used in financing activities increased to R$(514.1) million for the year ended December 31, 2024 from R$417.3 million of net cash generated from financing activities for the year ended December 31, 2023, primarily due to (1) an increase to R$153.7 million for the year ended December 31, 2024 from R$124.3 million for the year ended December 31, 2023 in proceeds from loans and financing and (2) a decrease in funding of our Debentures, as offset by an increase to R$113.7 million for the year ended December 31, 2024, from R$98.2 million for the year ended December 31, 2023, in cash generated from financing received from related parties, primarily Ambipar. For more information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”
Our net cash generated from financing activities decreased to R$417.3 million for the year ended December 31, 2023 from R$994.7 million of net cash generated from financing activities for the year ended December 31, 2022, primarily due to (1) a decrease to R$124.3 million for the year ended December 31, 2023 from R$446.9 million for the year ended December 31, 2022 in proceeds from loans and financing and (2) a decrease in funding of our Debentures, as offset by an increase to R$98.2 million for the year ended December 31, 2023, from R$71.0 million for the year ended December 31, 2022, in cash generated from financing received from related parties, primarily Ambipar. For more information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.”
Capital Expenditure
Our capital expenditures are related primarily to (1) purchasing equipment and technology or (2) acquisition of companies.
For the years ended December 31, 2024, 2023, 2022, our total capital expenditures amounted to R$134.7 million, R$287.4 million R$1,320.8 million, respectively, representing 4.1%, 11.1% and 78.4% of our net revenue respectively. We divide our capital expenditures in two categories: (1) cash spent on companies’ acquisitions; net of cash received, was nil for the year ended December 31, 2024, from R$47.1 million for the year ended December 31, 2023, and R$1,090.0 million for the year ended December 31, 2022; (2) acquisition of property, plant and equipment and intangible assets amounting to and R$134.7 million for the year ended December 31, 2024 from R$236.2 million for the year ended December 31, 2023, and R$135.0 million for the year ended December 31, 2022.
We expect to maintain the amount of our capital expenditures for 2025 at the same level of 2024 to support the organic growth in our business and operations. Our management believes that the proceeds from our current available cash and cash equivalents and financial investments, and the cash flows from our operating activities, will be sufficient to meet our capital expenditures in the ordinary course of business for the next 12 months. This estimate is based on our current business plan and expectations and assumptions in light of current macroeconomic conditions. However, we cannot guarantee that our liquidity assumptions will prove to be correct, and we could exhaust our available financial resources sooner than we currently expect. Our future capital requirements will depend on several factors, including those described above in “— Liquidity and Capital Resources” as well as in “Item 3.D. Key Information—Risk Factors” in this annual report.
Loans and financing and Debentures
As of December 31, 2024, we had R$463.9 million in outstanding debentures (compared to R$545.8 million as of December 31, 2023) and R$990.1 million in outstanding loans and financing (compared to R$701.9 million as of December 31, 2023).

The table below shows the main characteristics of our debentures and loans and financing agreements as of December 31, 2024.

	As of December 31, 2024
	Weighted Average Interest rate on December 31, 2023	Maturity	Current	Non-Current
			(in R$ millions)
Working capital(1)	5.79% + CDI and 3.30%	June 2033	146.9	614.0
Investment financing(2)	11.80%	December 2029	42.4	99.4
Financial leases liabilities	9.55%	August, 2029	22.9	64.7
Debentures	CDI + 2.65% to 2.75%	September, 2029	84.1	379.8
Total			296.3	1,157.9

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

As of December 31, 2024
(in R$ millions)
Year of maturity:
2025	—
2026	92.9
2027	615.1
2028	37.3
2029	31.5
2030	8.6
More 2030	7.9
Total	793.3
Issuance of Debentures
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
On September 18, 2024, we issued an aggregate principal amount of R$200.0 million in a single series of 200,000 unsecured, non-convertible debentures due September 16, 2029, pursuant to the Third Deed of Debentures. The Debentures under the Third Issuance of Debentures bear interest corresponding to 100% of the CDI plus 2.75% per year, which are paid semiannually on each March 16 and September 16, commencing on March 16, 2025. Principal will be amortized in three consecutive annual installments on each September 16, commencing on September 16, 2027. The Third Issuance of Debentures is unconditionally guaranteed by Ambipar. The proceeds of the offering of such Debentures were used to fund cash on balance sheet and for general corporate purposes.

Payment schedule of installments of Debentures
The table below summarizes the payment schedule of installments of our Debentures:

As of December 31, 2024
(in R$ millions)
Year of maturity:
2025	—
2026	62.5
2027	129.2
2028	129.2
2029	66.7
2030	—
Total	387.5
Funding cost (long term)	(7.6)
379.8
Restrictive Covenants
We are subject to certain restrictive covenants present in our Deeds of Debenture and the IBBA Loan Agreement. These covenants include, among other obligations, preservation of certain financial ratios, limitations on assets disposal, control disposal and corporate reorganization, and other provisions on obligations default, judicial reorganization and bankruptcy, death, insolvency, interdiction, change in corporate purpose or in a significant portion of assets and final and unappealable decisions on discrimination based on race and gender, child labor, slave labor, harassment or crime against the environment. As of December 31, 2024, we were in compliance with all of our restrictive covenants.
Guarantees
We have provided guarantees to (i) the notes issuance of USD 750 million due February 2031 by Ambipar Participações (ii) the notes issuance of USD 493 million due February 2033 by Ambipar Participações. For additional information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related party transactions—Green Notes Guarantees.”
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
B.Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
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
Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. See notes 2 and 3.2 to our audited Consolidated Financial Statements as of and for the years ended December 31, 2024, 2023, and 2022.
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

The table set forth below presents the name, age and title of the current members of our Board:

Name	Age	Position
Tercio Borlenghi Junior	55	Chairman
Guilherme Patini Borlenghi	31	Director
Alessandra Bessa Alves de Melo	53	Director
Thiago da Costa Silva	41	Director
Mariana Loyola Ferreira Sgarbi	41	Independent Director
Victor Almeida	34	Independent Director
Marco Antonio Zanini	51	Independent Director
The following is a summary of the professional experience of our current directors. Unless otherwise indicated, the current business addresses of all members of our Board is Avenida Angélica, nº 2346, 5th Floor, São Paulo, SP – Brazil, 01228-200.
Tercio Borlenghi Junior founded Ambipar in 1995 and served as President of the board of directors of Ambipar between 2020 and April 2023 and now serve as a board member of Ambipar and as the Chairman of our Board since March 2023. Mr. Borlenghi holds a bachelor’s degree in law and has significant experience in commercial, operational and administrative areas.
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

Marco Antonio Zanini has served as an independent member of our Board since March 2024. Mr. Zanini is founding partner and executive director of Zanini Audit Fisco Contábil, an advisory company specialized in auditing founded in 1986, having also worked at Reratex Comercial e Imobiliária Ltda. as an advisor from 2002 to 2012. Mr. Zanini holds a degree in Accounting from the Pontifical University of Campinas and Bachelor of Law from Universidade Metodista de Piracicaba.
Committees of the Board of Directors
Our Board has a permanent audit committee, and may establish a compensation committee and a nominating and corporate governance committee.
Audit Committee
The persons listed below serve as members of our audit committee:

Name	Age	Position
Marco Antonio Zanini	51	Member
Mariana Loyola Ferreira Sgarbi	41	Member
Set forth below is a brief biography of our audit committee:
Marco Antonio Zanini. See “— Board of Directors.”
Mariana Loyola Ferreira Sgarbi. See “— Board of Directors.”
Each member of the audit committee is financially literate and our Board has determined that Marco Antonio Zanini qualify as “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
Executive Officers
The following table sets forth certain information relating to our senior management as of the date of this annual report.

Name	Age	Position
Ricardo Chagas	58	Chief Executive Officer
Pedro Petersen	33	Chief Financial Officer
Fabricio Resende Fonseca	45	Brazil President
Mika Pirneskoski	49	Europe and Africa President
Gelcilio Barros	49	LatAm President
Rafael Tello	43	Middle East President
Dennys Spencer Maio	44	Head Global Emergency Response
Rogério Calderaro	51	Head Global Industrial Services
Guilherme Costa	52	Head Global Outsourcing

Set forth below is a brief biography of our senior management:
Ricardo Chagas has served as our CEO since June 2025. He joined the Goup in March 2025 and was appointed as North America President. Prior to joining Ambipar, served as Senior Vice President for Latin America at Edison Chouest Offshore Group for 21 years. Mr. Chagas has nearly 40 years of experience in the oil and gas industry. Prior to joining AMBIPAR, he also served as Technical Director of Metalock do Brasil, Operations and Commercial Director of Tidewater in Brazil and Mexico and was General Director of Oceaneering for the ROV (Robotics) and OIE (Engineering) divisions. Mr. Chagas holds an MBA in Business Management from FGV, an MBA in Oil & Gas from Coppe and a degree in Industrial Mechanics.
Pedro Petersen has served as our CFO since June 2025. Mr. Petersen is returning to Ambipar Response having already served as chief financial officer (June 2023-May 2024) and chief investor relations officer (March 2023-August 2024). Mr. Petersen continue in his role as chief investor relations officer at Ambipar Participações e Empreendimentos S.A., the controlling shareholder of Ambipar Response. Previously, he worked for HPX from January 2021 until the Closing of the Business Combination in March 2023. Mr. Petersen has over 10 years of investment experience in Brazil. From 2017 to 2018, Mr. Petersen served as a private equity associate at Gávea Investimentos, where he oversaw investments in sectors such as fintech, malls, and utilities. Between 2013 and 2017, Mr. Petersen served as an investment analyst at Dynamo Administração de Recursos, a Brazilian public and private investment company. Between 2012 and 2013, Mr. Petersen worked at Vinci Partners. Mr. Petersen actively participated in the founding of Alice, an insurance health-tech company in Brazil. Mr. Petersen has a bachelor’s degree in economics from Pontifícia Universidade Católica do Rio de Janeiro — PUC/RJ and a master’s of science in engineering degree (MSE) in data science from the University of Pennsylvania.
Fabricio Resende Fonseca has served as our Brazil President since March 2025. Prior to joining us, Mr. Fonseca was the co-founder and led the commercial sector of Control Ambiental Sustentabilidade e Meio Ambiente S.A., which later gave rise to ControlPar Holding. ControlPar Holding focused on delivering integrated environmental solutions. In 2021, ControlPar was acquired by Ambipar, where he joined the executive board of the Environmental Services division—encompassing Environmental Consulting, Management of Contaminated Areas, and Environmental Analysis. In January 2024, he became chief executive officer of Ambipar Environment, overseeing operations in Brazil. Mr. Fonseca holds a degree in Biology and a Master’s in Environmental Engineering from the Federal University of Espírito Santo.
Mika Pirneskoski has served as our Europe and Africa President since January 2025. Prior to joining Ambipar, Mr. Pirneskoski spent over a decade at Lamor Corporation Plc, where he held several leadership positions, including Group CEO from October 2019 to December 2023. During his tenure, he played a key role in transforming Lamor from an equipment supplier into a turn-key solutions provider. He also led the company's transition from a privately held, family-owned business to a publicly listed company. Under his leadership, Lamor’s service-based revenue grew from €800,000 per year to over €100 million. He was instrumental in launching new business lines, including soil remediation, water treatment, and plastic recycling. Before his time at Lamor, Mr. Pirneskoski worked in the investment banking sector, where he gained extensive transaction experience across five continents, involving deals with a combined enterprise value exceeding €500 million. He holds a Master’s degree in Economics with a specialization in Finance and has completed post-graduate studies in Finance at Aalto University in Helsinki, Finland. In addition to his executive role at Ambipar, Mr. Pirneskoski serves as a board member for four companies spanning sectors such as cybersecurity and agricultural technology.
Gelcilio Barros served as our LatAm President since March 2025. Prior to joining us, Mr. Barros was co-founder of Zenith Maritima Ltda, a Brazilian Navigating Companhy (EBN) founded in 2002 providing maritime and port services and transportation and also co-founder of Control Ambiental Sustentabilidade e Meio Ambiente S.A, a company founded in 2008, precursor of Holding ControlPar, a company providing integrated environmental solutions. In 2021, ControlPar was acquired by us and Mr. Barros was appointed to the executive board of the Environmental Services business unit (Environmental Consulting, Management of Contaminated Areas and Environmental Analysis). In August 2024, he took over as Integration Director of Ambipar Environment Latin America, being responsible for the integration of Ambipar’s services portfolio in Brazil and Latin America. Mr Barros holds a degree in Oceanography from State University of Rio de Janeiro, Master degree in Environmental Engineering from the Federal University of Espírito Santo, and Master in Business Administration from Fundação Getúlio Vargas

Rafael Tello has served as our Middle East President since March 2025. He also serves as the vice-president of Sustainability at Ambipar Group. Mr. Tello is also a member of Bartofil’s ESG Committee, where he contributes to the advancement of environmental, social and corporate governance practices. In addition, Mr. Tello acts as coordinator of the Desafio 2030 Network and ODS MG Hub, assisting companies in using the 17 Sustainable Development Goals (SDGs) as strategic drivers, encouraging innovation, growth and sustainable development of value chains. Mr. Tello holds a degree in Economics from the Federal University of Minas Gerais (UFMG) and a postgraduate degree in Sustainability Management from Leuphana Universitaet Lueneburg, Germany.
Dennys Spencer Maio has served as our Global Head of Emergency Response since March 2025. Mr. Maio joined Ambipar in 2008 and has held several key leadership roles, including chief operating officer of Ambipar Group from 2020 to June 2023, and head of engineering of Ambipar Response S.A. prior to that. Mr. Maio has over 20 years of experience in managing large-scale environmental projects and hazardous materials emergency response operations. Mr. Spencer holds a bachelor’s degree in Chemical Engineering from Faculdades Oswaldo Cruz, a bachelor’s degree in Geography from the University of São Paulo (USP), a master’s degree in Environmental Engineering and Technological Risk Analysis from École des Mines d’Alès (France), a master’s degree in Hazardous Waste Management from the University Grenoble Alpes (France), and a master’s degree in Soil Contamination Engineering from the University of São Paulo (USP).
Rogério Calderaro has served as our Global Head of Industrial Services since March 2025. Prior to joing us, Mr. Calderaro worked for 16 years in the Brazilian Navy in various operational roles. In 2010, Mr. founded Clean Tank, a company that transformed tank cleaning operations for the O&G market. He is the founder of C-Tank, a global leader in the industrial cleaning of FPSOs, platforms and support vessels for the O&G market acquired by us in 2022. Mr. Calderaro holds a degree in Naval Sciences from the Brazilian Naval School with an emphasis on Machinery (1998), a postgraduate degree in Business Administration from FGV (2001), and a postgraduate degree in Strategic Management of Oil, Gas and Renewable Energies from FDC (2021).
Guilherme Ferreira da Costa has served as our Global Head Outsourcing since March 2025. Mr. Costa has over 22 years of experience in managing outsourcing of Emergency Medical Services (EMS) on Highways, Industrial Plants and Construction Sites. Mr. Costa joined the Ambipar Group as head of medical services after the acquisition of SMR (composed by entities SMR, SSMR, and SSR) in 2023. Mr. Costa holds a degree in Civil Engineer from UFPR with a Master in Economic Engineering from FAE/PR and an Advanced Management Program from ESADE/Spain.
Family Relationships
Our director, Mr. Guilherme Patini Borlenghi, is the son of the chairman of our Board and indirect controlling shareholder, Mr. Tercio Borlenghi Junior.
Except as set forth above, there are no family relationships among our directors and executive officers.
Involvement in Certain Legal Proceedings
Mr. Tercio Borlenghi Junior and Ms. Alessandra Bessa Alves de Melo are joint defendants, collectively with other parties, in a criminal proceeding lawsuit filed by the prosecution agency of the state of Espírito Santo (Ministério Publico do Estado do Espírito Santo) with the criminal court of the city of Aracruz, Espírito Santo, on May 12, 2015. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We, our subsidiaries, affiliates, direct and indirect controlling shareholders and members of our management, or companies with which management has been involved with in the past, have been in the past and may in the future be subject to legal, administrative or arbitration disputes or investigations. Any disputes or investigations may adversely affect our results of operations, financial condition and reputation.”
B.Compensation
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

In the years ended December 31, 2024, 2023 and 2022, we paid an aggregate of R$50.4 million, R$77.3 million and R$35.3 million, respectively, in cash compensation to our executive officers and directors. These amounts are comprised of salaries, bonuses and short-term benefits including the use of company vehicles and reimbursement for business trips and other ordinary course expenses. Benefits totaled R$2.6 million, R$2.0 million, R$0.8 million in the years ended December 31, 2024, 2023 and 2022, respectively. There was no amount set aside for pension, retirement or similar benefits during such period.
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
The PSUs are subject to a performance-based vesting based on a cumulative EBITDA target over the three-year post-Closing period from 2024 to 2026. Vesting is subject to continued employment through the last day of the performance period, or as otherwise determined in the grant agreements.
The Omnibus Incentive Plan does not grant automatic acceleration of awards due to a change in control.
Grantees are subject to customary restrictive covenants in connection with each grant. A breach of these restrictive covenants will result in forfeiture of all awards.
As of December 31, 2024, the total pool consisted of 2,062,000 Class A Ordinary Shares. No Options nor PSUs have been awarded under the Omnibus Incentive Plan.
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
Audit Committee
Our audit committee consists of Marco Antonio Zanini and Mariana Loyola Ferreira Sgarbi. Each member of the audit committee is financially literate and our Board has determined that Marco Antonio Zanini qualify as “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. All members of the audit committee meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee assists our Board in overseeing our accounting and financial reporting processes and the audits of our Consolidated Financial Statements.
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

D.Employees
As of December 31, 2024, we employed 7,435 full-time employees. A substantial portion of these employees are represented by labor unions, through approximately 100 collective bargaining agreements. We believe our relationship with our employees and union leadership is satisfactory. At any given time, we may be in some stage of contract negotiations with various collective bargaining units. For more information, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—Our performance depends on favorable labor relations with our employees and our compliance with labor laws. Any deterioration of those relations or increase in labor costs due to our compliance with labor laws could adversely affect our business.”
The table below shows a breakdown of our full-time employees by geography as of December 31, 2024:

As of As of December 31, 2024
Total
Brazil	5,137
Latin America (other than Brazil)	860
North America	1,307
Europe	131
Total	7,435
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
Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table sets forth information known to us regarding the beneficial ownership our Ordinary Shares as of December 31, 2024:
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

As of December 31, 2024, there were 16,195,105 Class A Ordinary Shares, 39,234,746 Class B Ordinary Shares and 16,180,000 Warrants issued and outstanding. Pursuant to our Articles, each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote on all Ordinary Shares voting together as a single class. The Warrants, which entitle the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, became exercisable on April 2, 2023, which is 30 days after the completion of the Business Combination, provided, however, that an effective registration statement or a valid exemption therefrom is available.
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

	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares	Total Voting Power
Beneficial Owner	Number	Percentage	Number	Percentage	Percentage	Percentage
Principal Shareholders:
Ambipar Participações e Empreendimentos S.A(1)	—	—	39,234,746	100%	70.8%	96.0%
Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior(2)	11,810,000	72.9%	—	—	21.3%	2.9%
HPX Capital Partners LLC(3)	2,512,807	14.9%	—	—	4.5%	0.6%
Directors and Executive Officers:(4)
Tercio Borlenghi Junior(1)	—	—	16,243,185	41.4%	29.3%	39.8%
Alessandra Bessa Alves de Melo	—	—	—	—	—	—
Thiago da Costa Silva	—	—	—	—	—	—
Mariana Loyola Ferreira Sgarbi	—	—	—	—	—	—
Victor Almeida	—	—	—	—	—	—
Ricardo Chagas	—	—	—	—	—	—
Guilherme Patini Borlenghi	—	—	—	—	—	—
Pedro Petersen	—	—	—	—	—	—
All directors and executive officers as a group (11 individuals)	837,602	5.1%	16,243,185	41.4%	30.8%	39.9%

(1)Ambipar Participações e Empreendimentos S.A. (“Ambipar”) is the record holder of the Class B Ordinary Shares reported herein, which carry voting rights in the form of 10 votes per Class B Ordinary Share, and is controlled by Mr. Tercio Borlenghi Junior, chairman of our board of directors, who by virtue of his control may be deemed to beneficially own shares held by Ambipar. Ambipar will be issued up to an additional 11,000,000 newly issued Class B Ordinary Shares (the “Earn-Out Shares”), as follows: (i) if at any time during the three-year period following the Closing Date, the closing share price of the Class A Ordinary Shares is greater than or equal to $17.00 over any 20 trading days within any consecutive 30 trading day period, 50% of the Earn-Out Shares will be issued; and (ii) if at any time during the three-year period following the Closing Date, the closing share price of the Class A Ordinary Shares is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period, the remaining 50% of the Earn-Out Shares will be issued. The business address of Ambipar is Avenida Angélica, nº 2346, 5th Floor, São Paulo — SP, Brazil, 01228-200.
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
(3)HPX Capital Partners LLC (the “Sponsor”) is the record holder of the (i) 1,836,100 issued and outstanding Class A Ordinary Shares and (ii) Class A Ordinary Shares underlying 676,707 Warrants reported herein. Each of Messrs. Bernardo Hees, Carlos Piani and Rodrigo Xavier indirectly exercises the sole investment and voting power over his one-third interest in the shares held of record by the Sponsor. Therefore, Messrs. Hees, Piani and Xavier may be deemed to have sole investment and voting power over 612,033 Class A Ordinary Shares and 225,569 Class A Ordinary Shares underlying 225,569 Warrants each. Each of Messrs. Hees, Piani and Xavier disclaims beneficial ownership of the securities held of record by the Sponsor, except to the extent of any pecuniary interest therein. Each of Messrs. Hees, Piani and Xavier served as a director of HPX prior to the consummation of the Business Combination. The business address of HPX Capital Partners LLC is 1000 N West St, STE 1200, Wilmington, Delaware, USA, 19801.
(4)Unless otherwise noted, the business address of the directors and executive officers of the Company is Avenida Angélica, nº 2346, 5th Floor, São Paulo — SP, Brazil, 01228200.

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
Significant Changes in Ownership
To our knowledge, other than as disclosed in this annual report and our other filings with the SEC, there has been no significant change in the percentage ownership held by any major shareholder since Closing of the Business Combination. From its incorporation on May 3, 2022 until Closing of the Business Combination, the Company was a direct wholly-owned subsidiary of Ambipar.
Registered Holders
Based on a review of the information provided to us by our transfer agent, as of December 31, 2024, there were 8 registered holders of our Class A Ordinary Shares, two of which were United States registered holders holding a total of 4,216,305 Class A Ordinary Shares, representing approximately 26.0% of our total outstanding Class A Ordinary Shares (including Cede & Co., the nominee of DTC, holding approximately 14.7% of our outstanding Class A Ordinary Shares). The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares were held by brokers or other nominees.
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
Intercompany Loans
In 2020 and 2021, our subsidiaries entered into intercompany loans comprising checking account transactions carried out exclusively between them and wholly-owned subsidiaries of Ambipar, the terms of which have not been determined nor have any written agreements been executed with respect thereto. These transactions are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar. As of December 31, 2024, the Company had outstanding non-current loan assets in the amount of R$295.9 million, due by Ambipar to Emergencia and non-current loan liabilities in the amount of R$52.5 million, due by the Company to Ambipar.

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
Cost Sharing Agreement
Ambipar, Emergencia and certain of its subsidiaries entered into the Cost Sharing Agreement, dated as of the Closing Date, pursuant to which Ambipar agreed to provide certain support services to Emergencia and certain of its subsidiaries under and pursuant to the terms and conditions set forth therein, including information technology, controllership, organization and corporate support activities, marketing, invoicing, debt collection, facilities, human resources, accounting documentation, archive, compliance, data privacy, fleet management, project assessment, quality assurance, labor safety, investor relations, sustainability advisory services, treasury and legal services, under and pursuant to the terms and conditions set forth therein. Under the Cost Sharing Agreement, Emergencia will pay in advance, or cause each of the Recipients (as defined in the Cost Sharing Agreement) to pay in advance, to Ambipar, the Monthly Ambipar Response Expenses (as defined in the Cost Sharing Agreement) for such month in accordance with the pro-rata participation of each of the Recipients in the net revenue generated by Emergencia. For the calendar year 2025, the Ambipar Response Expenses (as defined in the Cost Sharing Agreement) are expected to total approximately R$20.0 million.
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
Green Notes Guarantee
On February 6, 2024, Ambipar Response entered into an indenture of the issuance by Ambipar Participações of USD 750.0 million, 9.875% Green Notes, with a maturity date on February 6, 2031, or the 2031 Green Notes. Ambipar Response fully and unconditionally guarantees on an unsecured basis the payment obligations of the issuer pursuant to the aggregate amount of the 2031 Green Notes limited to (a) the lower of (i) US$200.0 million which is the U.S. dollar equivalent of the aggregate principal amount of intercompany loans by Ambipar to the Company made in connection with the offering of the 2031 Green Notes, respectively and (ii) the aggregate principal amount of the 2031 Green Notes then outstanding, plus (b) the amount of interest and other payment obligations under the indenture in the same proportion as such aggregate principal amount in clause (a) bears to the aggregate principal amount of the 2031 Green Notes then outstanding.

On February 5, 2025, Ambipar Response entered into the an indenture of the issuance by Ambipar Participações of USD 493.0 million, 10.875% Green Notes, with a maturity date on February 5, 2033, or the 2033 Green Notes. Ambipar Response fully and unconditionally guarantees on an unsecured basis the payment obligations of the issuer pursuant to the aggregate amount of the 2031 Green Notes and 2033 Green Notes limited to (a) the lower of (i) US$128.2 million which is the U.S. dollar equivalent of the aggregate principal amount of intercompany loans by Ambipar to the Company made in connection with the offering of the 2033 Green Notes, respectively and (ii) the aggregate principal amount of the 2033 Green Notes then outstanding, plus (b) the amount of interest and other payment obligations under the indenture in the same proportion as such aggregate principal amount in clause (a) bears to the aggregate principal amount of the 2033 Green Notes then outstanding.
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

Investor Rights Agreement
In connection with the consummation of the Business Combination Agreement, we, the Sponsor, Ambipar, Opportunity Agro Fund, the Insiders and Rafael Salvador Grisolia entered into the Investor Rights Agreement pursuant to which certain holders of registrable Securities are able to make a written demand for registration under the Securities Act of all or a portion of their registrable Securities, subject to certain limitations, so long as such demand includes a number of registrable Securities with a total offering price in excess of $75,000,000, net of all underwriting discounts and commissions. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, we shall not be required to conduct more than an aggregate total of eight underwritten offerings or an aggregate of four underwritten offerings in any 12-month period. In addition, certain holders of registrable Securities have “piggy-back” registration rights to include their Securities in other registration statements of secondary offerings filed by us. We also filed with the SEC a resale shelf registration statement covering the resale of all registrable Securities.
In addition, pursuant to the Investor Rights Agreement, signatories thereof agreed to certain transfer restrictions on their respective equity interests in us, in the case of the Insiders and Rafael Salvador Grisolia, for a period of one year following the Closing Date, and, in the case of Ambipar and the Sponsor, for a period of three years following the Closing Date, in each case, subject to the following exceptions of permitted transfers (i) in the case of a transfer to a permitted transferee, if such shareholder provides written notice to us or (ii) (A) if such shareholder is an individual, by virtue of laws of descent and distribution upon the death of the individual, (B) if such shareholder is an individual, pursuant to a qualified domestic relations order, (C) pursuant to any liquidation, merger, share exchange or similar transaction (other than the Mergers) which results in all of our shareholders having the right to exchange their Ordinary Shares or other equity securities for cash, securities or other property; provided that in connection with any transfer of such securities pursuant to clause (ii) above, (x) such shareholder shall, and shall cause any such transferee of his, her or its Lock-Up Securities, to enter into a written agreement, in form and substance reasonably satisfactory to us, agreeing to be bound by the lock-up agreement prior to and as a condition to the occurrence of such transfer, and (y) that such transferee shall have no rights under the Investor Rights Agreement, unless they are a permitted transferee according to the terms of the Investor Rights Agreement, in which case, as a condition to such transfer, the transferee shall be required to become a party to the Investor Rights Agreement.
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
Relationships with our Directors and Executive Officers
Tercio Borlenghi Junior, our chairman, indirectly holds 39.8% of our Ordinary Shares (and 54.0% of the voting power of our outstanding Ordinary Shares).
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

Furthermore, the policy outlines several categories of transactions that are expressly prohibited. These include transactions not conducted at market conditions, as well as the direct provision of loans, mutual transactions, or the provision of guarantees (endorsement/surety) to administrators, members of the fiscal, administrative, or committees (statutory or otherwise), their respective alternates, spouses, partners, descendants, and relatives up to the 2nd degree. Additionally, transactions that favor other companies within the group to the detriment of the Company, those with companies whose administrators or partners are relatives of Company employees in positions of trust, operations that do not guarantee equitable treatment to shareholders, and transactions with related parties that violate SEC rules and regulations, where applicable to the Company, are prohibited.
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
We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. As of December 31, 2024, we recorded a provision for contingencies in the amount of R$0.4 million. For additional information, see note 15 to our audited Consolidated Financial Statements included elsewhere in this annual report.
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

Appointment and Removal
We are managed by our Board. The Articles provide that, unless otherwise determined by a special resolution of shareholders with the approval by the holders of a majority of the Class A Ordinary Shares voting exclusively and as a separate class, the Board will be composed of five (5) to nine (9) directors, with the number being determined by a majority of the directors then in office. As of the date of this annual report, our Board consists of seven (7) directors and has no vacancy.
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
Notwithstanding the foregoing, Ambipar shall be entitled to nominate a number of designees to the Board by written notice served upon the company: (1) for so long as the aggregate voting power of Class B Ordinary Shares held by Ambipar continues to be at least fifty percent (50%) of the total voting power of all shares, then Ambipar shall be entitled to nominate at least the majority of the directors; provided that at least one of such directors shall qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act and shall also be appointed as a member of the audit committee; provided, further, that if more than one director nominated by Ambipar shall be appointed as a member of the audit committee, such member shall also qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act should the applicable rules and regulations so require; and (2) for so long as the aggregate voting power of Class B Ordinary Shares held by Ambipar continues to be at least twenty-five percent (25%), but less than fifty percent (50%), of the total voting power of all shares, then Ambipar shall be entitled to nominate at least one-third of the directors to the Board.
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
C.Material Contracts
See “Item 6.B. Directors, Senior Management and Employees — Compensation,” “Item 7.A — Major Shareholders and Related Party Transactions” and “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions.” Except as otherwise disclosed in this annual report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.
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
The following summary does not address any tax consequences relating to our Warrants, and prospective purchasers of our Warrants should consult their own tax advisors about the particular tax consequences to them of the acquisition, ownership, exercise and disposition of our Warrants.
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
Passive Foreign Investment Company
Based on the past and projected composition of our income and assets and the value of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.
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
The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. If we are or were a PFIC for any taxable year during which you hold our Class A Ordinary Shares (possibly including, for these purposes, taxable years in which you held HPX Class A Ordinary Shares (if applicable)), you will be subject to special tax rules discussed below.

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
If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your Class A Ordinary Shares at the end of the year over your adjusted tax basis in the Class A Ordinary Shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class A Ordinary Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class A Ordinary Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your Class A Ordinary Shares in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election, and thereafter as capital loss.
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
If we are a PFIC for any taxable year during which you hold our Class A Ordinary Shares (possibly including, for these purposes, taxable years in which you held HPX Class A Ordinary Shares (if applicable)) and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
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
J.Annual Report to Security Holders
Not applicable.
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

	As of As of December 31, 2024	Scenario I − Probable	Scenario II− Possible (25%)	Scenario III − Remote (50%)
	(in R$ millions)		(in R$ millions)
Index risk
CDI – Interest earning bank deposits	220.8	27.0	33.8	40.6
CDI – Loans and Financing	(990.1)	(121.3)	(151.6)	(181.9)
CDI – Debentures	(463.9)	(56.8)	(71.0)	(85.2)
Net exposure	(1,233.2)	(151.1)	(188.8)	(226.5)

	As of As of December 31, 2023	Scenario I − Probable	Scenario II− Possible (25%)	Scenario III − Remote (50%)
	(in R$ millions)		(in R$ millions)
Index risk
CDI – Interest earning bank deposits	132.1	15.5	19.4	23.3
CDI – Loans and Financing	(701.9)	(82.5)	(103.1)	(123.7)
CDI – Debentures	(545.8)	(64.1)	(80.2)	(96.2)
Net exposure	(1,115.6)	(131.1)	(163.9)	(196.6)
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
We hold surplus cash in excess of amounts we need for working capital, in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of December 31, 2024, we maintained short-term funds of R$222.1 million, compared to R$143.5 million as of December 31, 2023.
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

PART II
Item 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
Item 15.CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. “Disclosure controls and procedures” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon the evaluation of our disclosure controls and procedures as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the material weaknesses in internal control over financial reporting described below under “B. Management’s Annual Report on Internal Control Over Financial Reporting.”
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
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, utilizing the criteria in the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control-Integrated Framework (2013). Based on its assessment, our management determined that, as of December 31, 2024, the Company’s internal control over financial reporting was not effective due to material weaknesses described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses related 2024 Financial Statements which include certain material weaknesses previously identified and disclosed in our annual report for the fiscal year ended December 31, 2022, and the report for the fiscal year ended December 31, 2023:
•lack of effective controls over the completeness, existence and accuracy of the inputs to calculate and record the cost of sales;
•lack of effective controls over the financial reporting process with sufficient precision to prevent or detect misstatements in a timely manner;
•lack of effective controls over the application of revenue recognition accounting standards, affecting revenue, cost of sales, account receivable, and unbilled process, with sufficient precision to prevent or detect misstatements in a timely manner;
•lack of effective controls over the accuracy of the discount rate used to calculate lease-related accounts.
•lack of a sufficient number of personnel in the acquired entities with an adequate level of knowledge and experience in the closing functions of our financial reports and related disclosures, to process the transition to the application of IFRS, consistent with our financial reporting requirements;
•design and operation of our accounting and financial reporting closing functions, where the required policies and procedures were not implemented or operating effectively at period end, resulting in a number of adjustments to our audited consolidated financial statements during the course of the audit;
•inadequate segregation of duties and/or lack of a policy for delegation of authorities;
•deficiencies in our internal control oversight framework, including the absence of an internal audit function and poor internal communication and documentation related to risk management and internal controls; and
•deficiencies in information technology controls, such as information classification, vulnerability management, encryption, and business continuity management, and lack of automation in financial reporting consolidation, which enables certain off-book adjustments.
The Company and its Board are committed to maintaining an effective internal control environment. The Company’s management, with the oversight of the Board, has evaluated the material weaknesses described above and designed a remediation plan to address the material weaknesses. The remediation of previously and currently identified material weaknesses and strengthening our internal control environment required a substantial effort throughout 2024, and will continue to require a substantial effort in 2025.
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
The remediation plan for 2025 includes the following ongoing actions:
•approval and implementation of the draft of the delegation of authority policy, which is designed to ensure clear segregation of duties;
•completion of the integration processes for acquired companies in North America;
•enhancement of the utilization of SAP Enterprise Resource Software or similar system across Ambipar Response companies in Brazil and North America;
•creation of detailed job descriptions for all areas within the Company, highlighting responsibilities related to internal controls and hiring of additional finance and accounting personnel with the requisite experience and knowledge, including a Chief Accounting Officer (CAO);
•launch of an internal audit function, with a reporting line to the Board, to assess and improve internal controls regularly;
•review and adjustment of off-book practices in financial consolidation to ensure transparency and accuracy;
•standardization of internal procedures for the Board and applicable committees, including the audit committee, to increase the frequency and efficiency of meetings; and

•Implement an ETL (Extract, Transform, Load) technology to automate key financial and accounting processes, streamlining data flow and improving the timeliness of financial reporting.
The following details the key items of the remediation plan that have been completed to date:
•establishment of ongoing monitoring mechanisms for internal control procedures;
•hiring of a SOX compliance consulting firm (Ambipar ESG);
•development of an outsourced risk management and internal controls division to refine existing risk assessments;
•organization of a comprehensive communication and training plan focusing on ethics, internal controls, and compliance frameworks such as COSO and ISO;
•implementation of a whistleblowing policy, including an independent reporting hotlines; and
•enhancement of ABAC (Anti-Bribery and Anti-Corruption) and AML/CFT (Anti-Money Laundering/Countering the Financing of Terrorism) compliance procedures.
Development of an Outsourced Risk Management and Internal Controls Division to Refine Existing Risk Assessments
In 2024, Ambipar Group established and implemented the Risk Management and Internal Controls Division (“GRC”), outsourcing this function to Ambipar ESG. The division is responsible for identifying, assessing, monitoring, and mitigating corporate risks that may impact Ambipar Group’s strategic objectives. This division operates across all Ambipar's business units, including the Company, where it works to integrate risk management into operations.
Among its key responsibilities are mapping risks across various categories (strategic, financial, climate-related, compliance/regulatory, reputational, among others), assessing impact and likelihood using tools such as the risk matrix (heatmap), and prioritizing corrective actions. The division is also responsible for advising various departments on the implementation of effective internal controls, continuous monitoring, and risk communication.
Throughout 2024, several initiatives were implemented to enhance the Company’s risk management and internal controls. As part of this effort, interviews were conducted with professionals and managers across various departments and subsidiaries to map and analyze processes, risks, and internal controls in detail. This process included the description of activities, identification of associated risks, evaluation of existing control effectiveness, and identification of improvement opportunities. Based on the collected information, a comprehensive database was structured to document existing processes, risks, and controls, as well as to define process and risk owners.
To further strengthen risk management, the Company developed its risk assessment procedures using the SAI360 platform, which has been internally adapted within the Ambipar Group as “a360”. This platform was employed to conduct comprehensive inherent risk assessments, categorizing impact and likelihood, as well as residual risk assessments based on implemented controls. The impact assessments considered financial, brand reputation, social and environmental, climate-related, ethical-compliance, personnel (safety), and operational factors. Risks were classified into impact levels - low, moderate, high, and very high - and probability levels - rare, unlikely, possible and likely. The results are visualized by the CEO and CFO in a risk matrix, allowing for the identification and prioritization of key risks requiring mitigation. Additionally, a360 enables the creation of a database of process owners, improving the traceability of internal procedures and controls within the company's structure.
As part of the ongoing efforts to refine risk management, control and residual risk assessments were conducted for the identified corporate risks. A360 was utilized to evaluate the effectiveness of existing controls, assess residual risks, and prioritize mitigation actions. The assessment results are organized to support continuous monitoring and risk management by the CEO. Moreover, a360 allows for direct reporting of incidents within the Company and Ambipar Group, automatically forwarding them to responsible teams and facilitating the development of appropriate treatment plans.

To support and enhance the activities of the GRC division, in October 2024, Ambipar Group approved an updated Risk Management Policy, which establishes guidelines and responsibilities for managing risks across the Company. The risk management framework consists of several stages, including risk identification and assessment, classification by impact and probability, risk prioritization and mitigation (elimination, reduction, transfer, or acceptance), monitoring, communication, and stakeholder consultation. The Board, audit committee, and executive management play critical roles in this process.
Internal Audit Structure
The Company has taken steps towards the implementation of the internal audit function, including the drafting of an internal audit policy, which outlines, among other provisions, the responsibilities of the internal audit function and individual auditors; procedures for the selection and contracting of audit services (overseen by the Board, taking into consideration recommendations from the audit committee); and guidelines for the development of the audit plan. Additionally, a draft internal audit plan for 2025 has been prepared, outlining specific objectives by area/business unit, an audit timeline, and the planning matrix for conducting audits. This plan is pending final approval. Further structuring and development of the internal audit function are planned for 2025 to ensure full alignment with the Risk Management Policy and enhance its effectiveness.
The Risk Management Policy establishes that the internal audit function is responsible for evaluating the Company’s risk environment, identifying and addressing potential failures, fostering a risk management culture, assessing the quality and effectiveness of risk management, control, and governance processes, and reporting its findings to the audit committee. As of the date of this annual report, the internal audit function has not yet been fully structured, but it is expected to be operational during 2025. The internal audit function will report directly to the Board while maintaining oversight obligations to the audit committee, in line with best market practices to ensure its independence and autonomy.
Organization of a Comprehensive Communication and Training Plan on Ethics, Internal Controls, and Compliance Frameworks such as COSO and ISO
Between September and November 2024, we conducted a series of training sessions on Internal Controls, ISO standards, COSO, and SOx regulation for the Company employees. These live online training sessions were delivered in three languages—Portuguese, Spanish, and English—covering employees across Latin America, Brazil, Chile, the United States, Canada, the United Kingdom, Ireland, and other regions.
In addition to the training sessions, we provided a handbook (available in English, Portuguese, and Spanish) to employees on the topics of internal controls, COSO, and SOx. This material includes supplementary information, frequently asked questions, as well as case studies on these topics.
Assessment of Positions, Competencies, and Organizational Fit, with the Chief Accounting Officer (CAO) Position
The Company is strengthening its corporate governance structure and compliance with the SOx by creating a position of Chief Accounting Officer (CAO). In the proposed organizational structure, the CAO will report directly to the CFO. Reporting to the CAO will be the business unit controllers, including those responsible for the U.S., Canada, Latin America, the United Kingdom, Ireland, and Brazil.
The CAO will reinforce internal controls over the company's accounting functions, with oversight and coordination responsibilities for the accounting team's activities. Alongside the CAO, the Company will also implement an internal accounting sub-certification process, led by the CAO. This sub-certification will encompass key controls and processes relevant to SOx compliance. The CAO will be responsible for consolidating, reviewing, and issuing a formal sub-certification, attesting to the quality, consistency, and compliance of financial information with applicable legislation before this information is presented to the CFO and CEO for final certification.

Within the accounting cycle, the CAO will be responsible for overseeing tax compliance, keeping the company in compliance with federal, state, local, and corporate tax laws and policies. Furthermore, the CAO will be responsible for analyzing financial reports, preparing periodic reports, summarized financial statements, and documents for annual review. The proper preparation of financial statements, reports analyzing the company's financial position, and management of accounting procedures, including the monthly close, will also fall under their responsibility.
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
Item 16[RESERVED]
Item 16A.AUDIT COMMITTEE FINANCIAL EXPERT
Our audit committee consists of Marco Antonio Zanini and Mariana Loyola Ferreira Sgarbi. Each member of the audit committee is financially literate and our Board has determined that Marco Antonio Zanini qualify as “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise. All members of the audit committee meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. For more information, see “Item 6.C. Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.”
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

Item 16 C.PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by BDO RCS Auditores Independentes SS Ltda., our principal accountants, for the years indicated. Our independent registered public accounting firm was BDO RCS Auditores Independentes SS Ltda. for the years ended December 31, 2024 and 2023.

	Year ended December 31
	2024	2023
	(in R$ millions)
Audit fees(1)	2.4	1.9
Audit-related fees (IPO/Bond)(2)	0.3	0.8
Tax fees(3)	—	—
All other fees(4)	0.2	0.1
Total fees	2.9	2.8

(1)Audit fees include fees for the audit of our annual audited Consolidated Financial Statements; review of our interim financial statements; and services that generally the independent registered public accounting firm provides, such as consents and assistance with and review of documents filed with the SEC and preparation and issuance of comfort letters in connection with our equity offering.
(2)Audit-related fees are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.
(3)Tax fees are the aggregate fees billed for tax compliance services, including the preparation of tax returns and claims for tax refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from the taxing authorities, and tax planning.
(4)All other fees are any additional amounts for products and services provided, other than the services reported above under Audit fees, Audit-related fees and Tax fees that do not conflict with audit services.
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
Item 16 I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
Item 16 J.INSIDER TRADING POLICY
We have adopted an insider trading policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is included as Exhibit 11.02 to this annual report.
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
As a foundation of our approach, we are implementing a data privacy and cybersecurity governance structure to help assess, identify and manage data privacy and cybersecurity risks. Our privacy and cybersecurity policies encompass incident response procedures, information security and vendor management. In order to help develop these policies and procedures, we monitor the privacy, data protection, artificial intelligence and cybersecurity laws, regulations and guidance applicable to us in the regions where we do business (including LGPD, GDPR, CCPA, CPRA, and the EU AI Act) as further described in “Item 3.D. Key Information—Risk Factors“ and “Item 4.B. Information on the Company—Business Overview— Regulatory Overview,“ as well as proposed privacy, data protection, artificial intelligence and cybersecurity laws, regulations, guidance and emerging risks.

As described in “Item 3.D. Key Information—Risk Factors,” our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, privacy and cybersecurity incidents or other disruptions, any of which could materially and adversely affect our business the Company faces regular privacy and cybersecurity risks which may cause regular adverse operational effects. The Company had no material privacy or cybersecurity incident during the 2024 fiscal year.
The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including testing our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency may further expose our computer systems to the risk of privacy or cybersecurity incidents.
Governance
As part of our overall risk management approach, we prioritize the identification and management of privacy and cybersecurity risk at several levels, including Board oversight, executive commitment and employee training. Our audit committee oversees the Board’s responsibilities relating to operational risks, including privacy, cybersecurity, information technology, business continuity and data security risks of the Company. Our audit committee is informed of such risks through quarterly reports from our Chief Information Officer (CIO).
In 2025, the Company plans to create a privacy and cybersecurity committee composed of members of management to support processes related to assessing privacy and cybersecurity risk, and possibly also to provide summary reports on its activities, which the CIO would communicate as appropriate to the audit committee.
At the employee level, we maintain an experienced information technology team tasked with implementing our privacy and cybersecurity program and support the CIO in carrying out reporting, security and mitigation functions. We also hold employee onboarding trainings on privacy and cybersecurity, as well as records and information management, conduct phishing tests and generally seek to promote awareness of privacy and cybersecurity risk through communication and education of our employee population.
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

2.2
Specimen Warrant Certificate of the Company Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F (File No. 001-41638) filed with the SEC on May 10, 2024).

2.3
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F (File No. 001-41638) filed with the SEC on May 10, 2024).

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

4.16*	Ambipar Emergency Response 2023 Omnibus Incentive Plan, (as amended and restated on July 22, 2024).
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

Exhibit No.	Description
4.19
Indemnification Agreement by and between Tercio Borlenghi Junior and the Company, dated as of March 3, 2023 (incorporated by reference to Exhibit 4.19 to the Shell Company Report on Form 20-F (File No. 001-41638) filed with the SEC on March 7, 2023).

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

8.1*	List of Subsidiaries of the Company
11.1*	Code of Conduct and Compliance
11.2*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1*	Consent of BDO RCS Auditores Independentes SS Ltda.
97.1
Compensation recovery policy required by the applicable listing standards adopted pursuant to 17 CFR 240.10D-1 (incorporated herein by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F (File No. 001-41638) filed with the SEC on May 10, 2024).

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

*    Filed herewith
**    Furnished herewith
#    Certain schedules and exhibits have been omitted pursuant to paragraph 5 of the instructions as to exhibits in Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBIPAR EMERGENCY RESPONSE

June 23, 2025

	By:	/s/ Thiago da Costa Silva
Name: Thiago da Costa Silva
Title: Director

AMBIPAR EMERGENCY RESPONSE
Report of Independent Registered Public Accounting Firm
Consolidated financial statements
As at December 31, 2024
Auditor Name: BDO RCS Auditores Independentes SS Ltda.
Auditor Location: São Paulo, Brazil
Auditor Firm ID: 5485

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Ambipar Emergency Response
São Paulo – SP
Opinion on the consolidated financial statements
We have audited the accompanying consolidated statements of financial position of Ambipar Emergency Response and its subsidiaries (the “Company”), as of December 31, 2024 and 2023, the related consolidated statements of income and statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by International Accounting Standards Board (IFRS Accounting Standards).
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
São Paulo/SP - Brazil, June 23, 2025.
BDO RCS Auditores Independentes SS Ltda.

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

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Financial Position As of December 31, 2024 and 2023 (Values expressed in thousands of Brazilian Reais)
}Statements of financial position

	Note	December 31, 2024	December 31, 2023
Assets
Current
Cash and cash equivalents	4	358,434	423,266
Trade and other receivables, net	5	1,099,964	803,523
Income tax and social contribution recoverable	6.1	6,400	14,143
Other taxes recoverable	6.2	97,384	63,955
Prepaid expenses		34,496	32,239
Advances to suppliers		54,844	23,125
Inventories		46,318	34,159
Other accounts receivable		51,856	45,814
Total current assets		1,749,696	1,440,224

Non-current
Trade and other receivables, net	5	5,970	3,485
Related parties loans	16	377,020	29,322
Income tax and social contribution recoverable	6.1	23,576	1,472
Other taxes recoverable	6.2	2,764	857
Deferred taxes	22	42,033	28,800
Other accounts receivable		30,144	32,876

Property, plant and equipment, net	8	979,293	787,561
Right of use, net	14	346,654	88,737
Goodwill	9	1,803,606	1,537,135
Intangible assets	9	439,526	358,703
Total Non-current assets		4,050,586	2,868,948

Total assets		5,800,282	4,309,172

The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Financial Position As of December 31, 2024 and 2023 (Values expressed in thousands of Brazilian Reais)

	Note	December 31, 2024	December 31, 2023
Liabilities
Current
Loans and financing	10	198,906	71,353
Interest payable loans and financing	10	13,199	13,016
Debentures	11	63,659	26,123
Interest payable debentures	11	20,413	53,554
Trade and other payables	12	218,219	184,618
Labor obligations		107,656	82,768
Related parties dividends payable	16	29,962	57,364
Income tax and social contribution payable	13.1	10,734	21,684
Other tax payable	13.2	56,051	51,459
Related parties loans	16	51,692	—
Obligations from acquisition of investment	7	95,413	183,825
Lease liabilities	14	32,220	22,620
Lease liabilities - fleet	14	32,137	—
Other bills to pay		48,222	34,638
		978,483	803,022

Non-current
Loans and financing	10	778,039	617,533
Debentures	11	379,823	466,073
Other taxes payable	13.2	7,797	8,638
Related parties loans	16	1,299,405	620,842
Deferred income tax and social contribution	22	241,198	187,784
Obligations from acquisition of investment	7	13,762	168,926
Provision for contingencies	15	418	393
Lease liabilities	14	54,672	34,860
Lease liabilities - fleet	14	185,068	—
Warrant and Earn-out	3.4.2	35,448	30,753
Other bills to pay		9,672	13,551
		3,005,302	2,149,353

Equity	17
Capital		1,443,108	1,443,108
Capital transactions		(103,941)	(99,516)
Accumulated translation adjustment		193,436	(208,056)
Retained earnings		(83,033)	(62,477)

Equity attributable to owners of the group		1,449,570	1,073,059
Non-controlling interest		366,927	283,738

		1,816,497	1,356,797
Total shareholders' equity and liabilities		5,800,282	4,309,172
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Income Years ended December 31, 2024, 2023 and 2022 (Amounts expressed in thousands of Brazilian Reais, except earnings per share)
Statements of income

	Note	December 31, 2024	December 31, 2023	December 31, 2022

Net Revenue	19	3,248,442	2,589,960	1,684,896
Cost of services rendered	20	(2,769,665)	(2,090,482)	(1,337,749)

Gross profit		478,777	499,478	347,147

Operating (expenses)/revenues
Selling, general and administrative	20	(32,291)	(28,385)	(26,553)
Equity in earnings of investments		—	—	3,628
Other income, net expenses	20	39,283	(110,710)	12,537
		6,992	(139,095)	(10,388)

Operating profit		485,769	360,383	336,759

Net finance costs
Finance expenses	21	(592,899)	(294,827)	(113,541)
Finance income	21	233,911	43,485	9,567
		(358,988)	(251,342)	(103,974)

Net income before income and social contribution taxes		126,781	109,041	232,785

Current income tax and social contribution	22	(63,725)	(78,999)	(35,806)
Deferred income tax and social contribution	22	(4,297)	(12,866)	(9,104)

Profit for the year		58,759	17,176	187,875

Attributable to
Controlling interest		(20,556)	(62,477)	161,493
Non-controlling interests		79,315	79,653	26,382
Number weighted average of shares at years end		55,429,851	89,844,949	261,920,439

Earnings per share (basic) at the end of the year - in R$	17.3	1.06006	0.19117	0.71730
Earnings per share (diluted) at the end of the year - in R$	17.3	0.82054	0.16623	0.71730
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Comprehensive Income Years ended December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais)
Statements of comprehensive income

	Consolidated
	December 31, 2024	December 31, 2023	December 31, 2022
Profit for the years	58,759	17,176	187,875
Items that are or may be reclassified subsequently to profit or loss:
Exchange rate change on goodwill on investee abroad	4,425	(10,702)	(10,702)
Accumulated translation adjustment	397,067	(108,189)	(108,189)
Other comprehensive income (loss) for the year, net of tax	401,492	(118,891)	(118,891)
Total comprehensive income (loss), net of taxes	460,251	(101,715)	68,984

Attributable to:
Controlling interest	380,936	(181,368)	42,602
Non-controlling interest	79,315	79,653	26,382
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Changes in Equity Years ended December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais)
Statements of changes in equity

			Profit Reserves
	Capital	Expenses on the issuance of shares	Legal reserve	Unrealized income reserve	Capital transactions	Equity valuation adjustment	Accumulated translation adjustment	Retained earnings	Total attributable to the controlling shareholder	Non-controlling interests	Total

Balances at January 1st, 2022	261,920	—	13,936	162,212	(116,486)	984	3,428	—	325,994	11,924	337,918

Transactions with shareholders	—	—	—		(1,349)	—	—	—	(1,349)	—	(1,349)
Transfer by onerous transfer	—	—	—	3,531	—	—	(5,265)	—	(1,734)	—	(1,734)
Participation of non-controllers	—	—	—	—	—	—	—	—	—	43,428	43,428
Exchange variation on capital transactions	—	—	—	—	7,617	—	(7,617)	—	—	—	—
Other comprehensive loss	—	—	—	—	—	(984)	(79,711)	—	(80,695)	—	(80,695)
Net income for the year	—	—	—	—	—	—	—	161,493	161,493	26,382	187,875
Profit destination
Legal reserve	—	—	8,075	—	—	—	—	(8,075)	—	—	—
Mandatory minimum dividends	—	—	—	—	—	—	—	(38,355)	(38,355)	—	(38,355)
Unrealized profit reserve	—	—	—	115,063	—	—	—	(115,063)	—	—	—

Balance, December 31, 2022	261,920	—	22,011	280,806	(110,218)	—	(89,165)	—	365,354	81,734	447,088

Balance at January 1st, 2023	261,920	—	22,011	280,806	(110,218)	—	(89,165)	—	365,354	81,734	447,088

Issuance of 177.977.323 new shares	263,004	—	—	—	—	—	—	—	263,004	—	263,004
Exchange variation on capital transactions	—	—	—	—	(2,413)	—	2,413	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	(5,769)	—	(5,769)	—	(5,769)
Participation of non-controllers	—	—	—	—	—	—	—	—	—	13,231	13,231
Net Income for the years	—	—	—	—	—	—	—	13,288	13,288	7,885	21,173

Initial transactions with shareholders 03.03.2023	316,105	—	(22,011)	(280,806)	—	—	—	(13,288)	—	(21,116)	(21,116)

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Changes in Equity Years ended December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais)

			Profit Reserves
	Capital	Expenses on the issuance of shares	Legal reserve	Unrealized income reserve	Capital transactions	Equity valuation adjustment	Accumulated translation adjustment	Retained earnings	Total attributable to the controlling shareholder	Non-controlling interests	Total
PIPE and other investors	595,746	—	—	—	—	—	—	—	595,746	—	595,746
HPX trust account balance at CST&T	48,083	—	—	—	—	—	—	—	48,083	—	48,083
Initial transactions with HPX 03.03.2023	(41,750)	—	—	—	—	—	—	—	(41,750)	—	(41,750)
Exchange variation on capital transactions	—	—	—	—	13,115	—	(13,115)	—	—	—	—
Expenses on the issuance of shares	—	(119,822)	—	—	—	—	—	—	(119,822)	—	(119,822)
Realization of costs in the issuance of shares	—	119,822	—	—	—	—	—	—	119,822	—	119,822
Participation of non-controllers	—	—	—	—	—	—	—	—	—	122,351	122,351
Net income for the year	—	—	—	—	—	—	—	(62,477)	(62,477)	79,653	17,176
Other comprehensive loss	—	—	—	—	—	—	(102,420)	—	(102,420)	—	(102,420)
						—
Balance, December 31, 2023	1,443,108	—	—	—	(99,516)	—	(208,056)	(62,477)	1,073,059	283,738	1,356,797

Balances at January 1st, 2024	1,443,108	—	—	—	(99,516)	—	(208,056)	(62,477)	1,073,059	283,738	1,356,797

Exchange variation on capital transactions	—	—	—	—	(4,425)	—	4,425	—	—	—	—
Participation of non-controllers	—	—	—	—	—	—	—	—	—	3,874	3,874
Net income for the year	—	—	—	—	—	—	—	(20,556)	(20,556)	79,315	58,759
Other comprehensive income	—	—	—	—	—	—	397,067	—	397,067	—	397,067
						—
Balance, December 31, 2024	1,443,108	—	—	—	(103,941)	—	193,436	(83,033)	1,449,570	366,927	1,816,497
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Cash Flows – Indirect Method Years ended December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais)
Statements of cash flows – Indirect Method

	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows from operating activities
Profit for the years	58,759	17,176	187,875
Adjustments to reconcile income to cash from (applied to) operations:
Depreciation and amortization	322,512	181,864	112,029
Expected credit losses	2,723	654	248
Residual value of written-off property, plant and equipment and intangible assets	78,149	19,311	26,291
Provision for contingencies	25	(230)	334
Income tax and social contribution - Deferred	4,297	12,866	9,104
Reversal of obligations due to investment acquisition	(5,242)	(48,315)	—
Equity in earnings of investments	—	—	(3,628)
Investments adjustments	—	—	(2,779)
Interest on loans and financing, debentures and exchange rate change	336,526	150,799	96,699
Amortization of fees on loans, financing, and debentures	13,417	—	—
SWAP Result	(11,569)	—	—

Changes in assets and liabilities:
Accounts receivable	(24,021)	(4,393)	94,381
Recoverable taxes	(29,328)	(38,575)	(20,550)
Prepaid expenses	1,487	6,243	(32,859)
Advances to suppliers	(11,338)	29,540	23,650
Inventories	(160,810)	2,328	(5,672)
Other accounts receivable	8,232	40,986	18,783
Suppliers	(29,597)	(56,325)	(10,901)
Salaries and social security charges	17,417	(41,661)	27,472
Taxes payable	42,368	44,718	34,210
Warrant and Earn-out	(1,579)	(17,044)	—
Other accounts payable	1,559	(37,048)	(25,736)
Cash generated from operating activities	613,987	262,894	528,951
Interest paid on loans and financing	(62,838)	(50,260)	(12,126)
Interest paid on debentures	(58,546)	(94,549)	(25,274)
Interest paid on leases	(16,343)	(2,650)	(2,400)
Fines on debenture payments	(7,066)	—	—
Income tax and social contribution	(47,827)	(36,956)	(18,213)
Net Cash generated from operating activities	421,367	78,479	470,938

AMBIPAR EMERGENCY RESPONSE

Consolidated Statements of Cash Flows – Indirect Method Years ended December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais)

	December 31, 2024	December 31, 2023	December 31, 2022
Cash flow from investing activities			—
Cash spent on companies’ acquisitions; net of cash received	—	(47,131)	(1,090,040)
Acquisition of property, plant and equipment	(109,809)	(236,209)	(134,981)
Acquisition of intangible assets	(24,928)	(4,080)	(95,748)

Net cash used in investing activities	(134,737)	(287,420)	(1,320,769)

Cash flow from financing activities
Attributed to shareholders
Profit Sharing - previous periods	(51,707)	(31,947)	—
Minority interest	—	699,532	—
Payment of obligations from acquisition of investments	(178,100)	(124,558)	—

Attributed to financing
Related parties	113,733	98,200	71,019
Lease payments - Principal	(161,731)	(112,459)	(32,802)
Raising of loans and financing	153,706	124,258	446,870
Proceeds from debentures	200,000	—	573,623
Costs in raising debentures and loans	(5,119)	—	—
Payments of loans and financing - Principal	(305,297)	(179,804)	(63,985)
Payments of debentures - Principal	(279,584)	(55,953)	—
Net cash (used in) generated from financing activities	(514,099)	417,269	994,725

Increase in cash and cash equivalents	(227,469)	208,328	144,894

Exchange rate change in cash and cash equivalents	162,637	(56,669)	7,795
Cash and cash equivalents at the beginning of the year	423,266	271,607	118,918

Cash and cash equivalents at the end of the year	358,434	423,266	271,607
The accompanying notes are an integral part of the Consolidated Financial Statements.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Notes to the Consolidated Statements of Financial Position
1.General information
Ambipar Emergency Response (the “Group Response” or “Company”) is a direct subsidiary of Ambipar Participações e Empreendimentos S.A. (“Ambipar Group”) in the Emergency Response segment, it’s part of the Ambipar Group’s essence the commitment to sustainable matters, working on the ESG (“Environment, Social and Governance”) pillars within its business and supporting its clients.
The Ambipar Emergency Response is engaged in the response to accidents with chemical products and pollutants, fighting fires, environmental emergencies on highways, railways, airports, ports, industries, mining and pipelines, and natural disasters. The Company also offers environmental services in specialized industrial clean.
The Ambipar Emergency Response is also specialized in Crisis Management and attendance to environmental, chemical, and biological emergencies that affect the health, the environment, and property. Supported by state-of-the-art professionals, with excellence, technological equipment using techniques in the most security protocols, in order to contribute to excellence in care. The Ambipar Emergency Response owns more than 400 bases around the world, employs more than 7,500 people, with more than 150,000 trained people and responds to emergencies on call 24 hours a day, 365 days a year.
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
As of December 31, 2023 and December 31, 2024, the Ambipar Emergency Response’s equity interests and their respective areas of activity are shown in Note 1.2 “Organization and Plan of Business Operation”.
1.2.Relevant events
Fleet Renewal Presentation
On August 15, 2024, Company Board of Directors announced that it will sell its non-strategic fleet in Brazil to rental companies and lease new assets from them via operational leasing, thereby renewing its fleet.
The Company and its subsidiaries have reached agreements with two rental companies. The first is Addiante, a company resulting from a joint venture between the Brazilian groups Randon (RAPT4) and Gerdau (GGBR4). Addiante will purchase Ambipar Emergency Response’s used vehicles, with the commitment that the rental company will renew the heavy vehicle fleet, such as tractors, trucks, trailers, and buses, by leasing new, zero-kilometer vehicles.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The second agreement is with CHG-MERIDIAN (John Deere) for the renewal of yellow-line assets in Brazil, including machinery such as backhoe loaders, forklifts, and tractors. In this agreement, the Company will sell used assets, lease new zero-kilometer items, and carry out transitional leasing of some of the used assets sold. CHG-MERIDIAN will assume the obligation to replace all leased used assets with new ones gradually over the next 24 months.
The sale of assets generate approximately R$166,000 in cash for Group Response for the Company and its subsidiaries, and the rental cost will be around R$7,400 per month. The net proceeds from this initiative will be allocated to reducing gross debt.
3rd Issuance of Simple Debentures by the Subsidiary Emergência
On September 3, 2024, the Company’s Board of Directors approved the issuance of 200,000 (two hundred thousand) simple debentures, non-convertible into shares, in a single series, of a senior unsecured type, with additional personal guarantee, each with a nominal value of R$1,000 (one thousand reais).
The total issuance amounted to R$200,000,000.00 (two hundred million reais), with semiannual remunerative interest corresponding to the accumulated variation of the DI (Interbank Deposit) rate, plus a spread of 2.75% per year, based on a 252-day year. The principal will mature on September 16, 2029, with amortization over the last three years. The net proceeds from the issuance will be allocated to cash replenishment, refinancing, future payments, and liability management.
List of subsidiaries
The Consolidated Financial Statements include the individual statements of the entities of the Ambipar Emergency Response, listed below:

				Ownership held by Group		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	2024	2023	2024	2023	Consolidation method
				%	%	%	%
Emergência Participações S.A.		Brazil	Ambipar Emergency Response	100.00	100.00	—	—	Full
Ambipar Response S.A.		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Insurance - Atendimento a Seguros Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipa Response Chile SpA		Chile	Emergência Participações	100.00	100.00
Ambipar Response Chile S.A.		Chile	Emergência Participações	100.00	100.00		—	Full
Ambipar Peru SAC		Peru	Ambipar Response Chile Spa e S.A.	99.78	99.78	0.22	0.22	Full
Ambipar Response Training S.A.		Chile	Ambipar Response Chile Spa e S.A.	99.99	99.99	0.01	0.01	Full
Ambipar Response Mineros e Integrales S.A.		Chile	Ambipar Response Chile Spa e S.A.	99.90	99.90	0.10	0.10	Full
Ambipar Uruguay S.A.		Uruguai	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Colombia S.A.S		Colombia	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Response Colombia S.A.S		Colombia	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

				Ownership held by Group		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	2024	2023	2024	2023	Consolidation method
				%	%	%	%
Ambipar Response Mexico S. de R.L. de C.V.		Mexico	Ambipar Response Chile Spa e S.A.	100.00	100.00	—	—	Full
Ambipar Holding USA, INC		USA	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Texas, LLC		USA	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipa Response Alabama, LLC		USA	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Florida, LLC		USA	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Colorado, Inc		USA	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response EMS, Inc		USA	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Northwest, Inc.		USA	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response PERS, LLC		USA	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Response Training Center ARTC, Inc		USA	Ambipar Holding USA	100.00	100.00	—	—	Full
Witt O'Brien"s LLC		USA	Ambipar Holding USA	100.00	100.00	—	—	Full
Witt O'Brien's Payroll Management LLC		USA	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
O'Brien's Response Management, L.L.C.		USA	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Witt O'Brien's Insurance Services, LLC		USA	O'Brien's Response Management, L.L.C.	100.00	100.00	—	—	Full
Witt O'Brien's USVI, LLC		U.S. Virgin Islands	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Witt O’Brien’s PR LLC		Puerto Rico	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Strategic Crisis Advisors LLC		USA	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Communications Pte. Ltd.		Singapore	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Response (Asia) Pte. Ltd.		Singapore	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate PR Limited		United Kingdom	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Navigate Response Limited		United Kingdom	Witt O'Brien"s LLC	100.00	100.00	—	—	Full
Ambipar Holdings UK Limited		United Kingdom	Emergência Participações	100.00	100.00	—	—	Full
Groco 404 Limited		United Kingdom	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Site Service Limited		United Kingdom	Groco 404 Limited	100.00	100.00	—	—	Full
Ambipar Holding Ireland Limited		Ireland	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Response Ireland Limited		Ireland	Ambipar Holding Ireland	100.00	100.00	—	—	Full

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

				Ownership held by Group		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	2024	2023	2024	2023	Consolidation method
				%	%	%	%
Ambipar Howells Consultancy Limited		United Kingdom	Ambipar Response Limited (Reino Unido)	100.00	100.00	—	—	Full
Ambipar Response Limited (Reino Unido)		United Kingdom	Ambipar Holdings UK	100.00	100.00	—	—	Full
Ambipar Response Limited (Irlanda)		Ireland	Ambipar Response Limited (Reino Unido)	100.00	100.00	—	—	Full
Ambipar Holding Canadá, INC		Canada	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Industrial Services Canada Inc.		Canada	Ambipar Holding Canadá	70.00	70.00	30.00	30.00	Full
Orion Environmental Services Ltd. (OES)	(a)	Canada	Ambipar Response Industrial Services Inc	—	70.00	—	30.00	Full
Orion Tank Solutions Ltd. (OTS)	(a)	Canada	Ambipar Response Industrial Services Inc	—	70.00	—	30.00	Full
Ambipar Response Industrial Services E Inc.	(a)	Canada	Ambipar Response Industrial Services Inc	—	70.00	—	30.00	Full
Ambipar Response Industrial Services L Inc.	(a)	Canada	Ambipar Response Industrial Services Inc	—	70.00	—	30.00	Full
Ambipar Response Industrial Services G Inc.		Canada	Ambipar Response Industrial Services Inc	70.00	70.00	30.00	30.00	Full
1653395 Alberta Ltd	(a)	Canada	Ambipar Response Industrial Services Inc	—	70.00	—	30.00	Full
Bulldog Energy Group	(a)	Canada	1653395 Alberta Ltd	—	70.00	—	30.00	Full
Ambipar Reponse Emergency Services Canada F Inc		Canada	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Ambipar Response Canada Inc		Canada	Ambipar Holding Canadá	100.00	100.00	—	—	Full
DFA Contracting Ltd		Canada	Ambipar Holding Canadá	100.00	100.00	—	—	Full
JM Serviços Integrados S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
JM Serviços e Locações S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Gás Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Dracares Apoio Marítimo e Portuário S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
Ambipar Response Marine S.A.	(c)	Brazil	Ambipar Response Dracares Apoio Marítimo e Portuário S/A	45.90	40.80	54.10	59.20	Full
Ambipar Response Maritime Services PDA S.A.	(d)	Brazil	Ambipar Response Marine S.A.	27.54	24.48	72.46	75.52	Full
Ambipar Flyone Serviço Aéreo Especializado, Comércio e Serviço S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
RG Response S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
RG Consultoria Técnica Ambiental Brasil Ltda		Brazil	RG Response	51.00	51.00	49.00	49.00	Full

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

				Ownership held by Group		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	2024	2023	2024	2023	Consolidation method
				%	%	%	%
Ambipar Response Espírito Santo S.A.		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Ambipar Response Environmental Services Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Orbitgeo Ltda	(b)	Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Ogtec Facilities Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Wastewater Control Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Geoweb Ltda	(b)	Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Geociências Ltda	(e)	Brazil	Ambipar Response Espírito Santo S.A.	38.50	38.50	61.50	61.50	Full
Ambipar Response Analytical S.A.	(f)	Brazil	Ambipar Response Espírito Santo S.A.	35.70	35.70	64.30	64.30	Full
Ambipar Response Fauna e Flora Ltda		Brazil	Ambipar Response Espírito Santo S.A.	70.00	70.00	30.00	30.00	Full
Ambipar Response Environmental Consulting Offshore S.A.	(g)	Brazil	Ambipar Response Espírito Santo S.A.	42.00	42.00	58.00	58.00	Full
Ambipar Response Remediation S.A.	(h)	Brazil	Ambipar Response Espírito Santo S.A.	35.70	35.70	64.30	64.30	Full
Ambipar Response Remediation Ltda	(i)	Brazil	Ambipar Response Remediation S.A.	35.70	35.70	64.30	64.30	Full
RMC2 Soluções Ambientais Ltda	(j)	Brazil	Ambipar Response Remediation Ltda	17.85	17.85	82.15	82.15	Full
Fênix Emergências Ambientais Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
APW Ambiental e Transporte Ltda		Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Tank Cleaning S.A.		Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
Ambipar C-Safety Comércio, Indústria e Serviços Ltda		Brazil	Ambipar Response Tank Cleaning	51.00	51.00	49.00	49.00	Full
Ambipar Response Industrial Services S.A.		Brazil	Ambipar Response Tank Cleaning	26.01	26.01	73.99	73.99	Full
Ambipar Response Industrial Robot S.A.		Brazil	Ambipar Response Tank Cleaning	26.01	26.01	73.99	73.99	Full
Ambipar Response Industrial Angola LDA		Angola	Ambipar Response Tank Cleaning	24.99	24.99	75.01	75.01	Full
Ambipar Response Emergency Medical Services R S/A		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Ambipar Response Emergency Medical Services H S/A		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

				Ownership held by Group		Ownership held by NCI
Company	Note	Place of Business/ Country of Incorporation	Controller	2024	2023	2024	2023	Consolidation method
				%	%	%	%
Ambipar Response Emergency Medical Services S S/A		Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full

(a)    On May 2024, Orion Environmental Services Ltd. (OES), Orion Tank Solutions Ltd. (OTS), Ambipar Response Industrial Services Canada E Inc., Ambipar Response Industrial Services Canada L Inc., 1653395 Alberta Ltd ("165 AB"), and Bulldog Energy Group were amalgamated into their parent company Ambipar Response Industrial Services Canada Inc.
(b)    On July 2024, the indirect subsidiaries Ambipar Response Orbitgeo Ltda and Ambipar Response Geoweb Ltda were terminated.
(c)    On December 2024, the subsidiary Ambipar Response Dracares Apoio Marítimo e Portuário Ltda holds a 90% stake in Ambipar Response Marine S.A. The Company holds a 51% stake in Ambipar Response Dracares, therefore the Group holds 45.90% control over the subsidiary.
(d)    On December 2024, the subsidiary Ambipar Response Dracares Apoio Marítimo e Portuário Ltda holds a 90% stake in Ambipar Response Marine S.A., which holds a 60% stake in Ambipar Response Marítime Services PDA S.A. The Company holds a 51% stake in Ambipar Response Dracares, therefore the Group holds 24.48% control over the subsidiary.
(e)    On December 2024, the subsidiary Ambipar Response ES holds a 55% stake in Ambipar Response Geociências Ltda. The Company holds a 70% stake in Ambipar Response ES, therefore the Group holds 38.50% control over the subsidiary.
(f)    On December 2024, the subsidiary Ambipar Response ES holds a 51% stake in Ambipar Response Analytical S/A. The Company holds a 70% stake in Ambipar Response ES, therefore the Group holds 35.70% control over the subsidiary.
(g)    On December 2024, the subsidiary Ambipar Response ES holds a 60% stake in Ambipar Response Environmental Consulting Offshore S/A. The Company holds a 70% stake in Ambipar Response ES, therefore the Group holds 42% control over the subsidiary.
(h)    On December 2024, the subsidiary Ambipar Response ES holds a 51% stake in Ambipar Response Remediation S.A. The Company holds a 70% stake in Ambipar Response ES, therefore the Group holds 35.70% control over the subsidiary.
(i)    On December 2024, the subsidiary Ambipar Response ES holds a 51% stake in Ambipar Response Remediation S.A. which holds a 100% stake in Ambipar Response Remediation Ltda. The Company holds a 70% stake in Ambipar Response ES, therefore the Group holds 35.70% control over the subsidiary.
(j)    On December 2024, the subsidiary Ambipar Response ES holds a 51% stake in Ambipar Response Remediation S.A., which holds a 100% stake in Ambipar Response Remediation Ltda., which in turn holds 50% of the capital of RMC2 Soluções Ambientais Ltda. The Company holds a 70% stake in Ambipar Response ES, therefore the Group holds 17.85% control over the subsidiary.
(k)    On December 2024, the subsidiary Ambipar Response Tank Cleaning S/A holds a 51% stake in the share capital of Ambipar Industrial Services S.A. The Company holds a 51% stake in Ambipar Response Tank Cleaning, therefore the Group holds 26.01% control over the subsidiary.
(l)    On December 2024, the subsidiary Ambipar Response Tank Cleaning S/A holds a 51% stake in the share capital of Ambipar Response Industrial Robot S.A. The Company holds a 51% stake in Ambipar Response Tank Cleaning, therefore the Group holds 26.01% control over the subsidiary.
1.3.Authorization to issue these Consolidated Financial Statements
The issue of these Consolidated Financial Statements was authorized by the Management on June 23, 2025.
2.Description of significant accounting policies
2.1.Basis of presentation
As a result of the reorganization described below, these financial statements have been presented for all periods as if the Company was the holding company of the Group Response.
The Company became the holding company of the Group Response in June 2023 through a business combination (note 1.1) and as a result Emergência Participações S.A. (predecessor entity) became a wholly owned subsidiary of Ambipar Emergency Response.
These transactions are being accounted for on the predecessor values basis as common control transactions, based on the predecessor values recognized by the Company in its Consolidated Financial Statements from the dates that it obtained control of the Group Response.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Upon conclusion of the business combination, the results of operations of the Group were included in the Consolidated Financial Statements of the Company as if the Company had always owned the Group Response.
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
2.3.New or revised pronouncements applied for the first time in 2024
The new IFRS standards will only be applied in Brazil after the issuance of the respective standards in Portuguese by the Accounting Pronouncements Committee and approval by the Federal Accounting Council.
a)    Amendments to IAS 1 Presentation of financial projections
The IASB issued amendments to IAS 1 in January 2020 and October 2022, and these amendments clarified the following points:
•An entity’s right to defer settlement of a liability for at least twelve months after the reporting period must be substantial and exist before the end of that period;
•If an entity’s right to defer settlement of a liability is subject to covenants, such covenants have the existence of that right at the end of the reporting period only if the obligation to comply with the covenant exists at or before the end of the reporting period;

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
•The classification of a liability as current or non-current is not affected by the likelihood that an entity will exercise its right to defer settlement; and
•In the case of a liability that can be settled, at the option of the counterparty, by the transfer of the entity's own equity instruments, such settlement terms do not affect the classification of the liability as current or non-current only if the option of replacement as an equity instrument is exercised.
These amendments have no effect on the measurement of any items in the Group's consolidated financial statements. However, the classification of certain borrowings has changed from non-current to current as a result of the application of the amendments for the current year as well as for the comparative period.
b)    Amendments to IFRS 16 Leases
We have increased the subsequent measurement requirements for sale and leaseback transactions, which meet the requirements of IFRS 15 for accounting purposes as a sale.
On September 22, 2022, the IASB issued amendments to IFRS 16 – which address the subsequent measurement for sale and leaseback (releaseback) transactions.
Prior to the amendments, IFRS 16 did not contain specific measurement requirements for lease liabilities that may contain payments of lease variables arising from a sale and leaseback transaction. When applying the subsequent measurement requirements for lease liabilities to a sale and leaseback transaction, the lessee-seller shall determine “lease payments” or “revised lease payments” in such a way that the lessee-seller does not recognise any amount of gain or loss relating to the right of use retained by the lessee-seller.
These amendments had no effect on the Group’s consolidated financial projections.
c)    Amendments to IAS 7 and IFRS 7
On 25 May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures.
The amendments exclude entities from providing certain specific disclosures (qualitative and quantitative) relating to supplier financing arrangements (reverse factoring, forfeit or drawee risk). The amendments also provide guidance on the characteristics of supplier financing arrangements.
2.4.New standards, revisions and interpretations issued that were not yet in force as of December 31, 2024
For the following rules or changes, management has not yet determined whether there will be significant impacts on the Company's financial statements, namely:
a)    Amendments to IAS 21 - disabling the disclosure of information that allowed users of projections to examine the impact of a currency not being exchangeable - effective for periods beginning on or after January 1, 2025;
b)    Amendments to IFRS 7 and IFRS 9 - classification and measurement of financial instruments and contracts that reference nature-dependent electricity - effective for periods beginning on or after January 1, 2026;

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
c)    IFRS 18 Presentation and Disclosure in Financial Statements. The new standard, which was issued by the IASB in April 2024, replaces IAS 1 and will result in major changes to IFRS Accounting Standards, including IAS 8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Although IFRS 18 will not have any effect on the recognition and measurement of items in consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and subtotals in the income statement, aggregation/disaggregation and labeling of information, and disclosure of performance measures defined by management. A related standard has not yet been issued in Brazil - effective for periods beginning on or after January 1, 2027;
d)    Amendments to IFRS 19 Subsidiaries without Public Responsibility: Disclosures - allows eligible subsidiaries to apply the Accounting Standards in IFRS with the limited disclosure requirements of IFRS 19 - effective for periods beginning on or after January 1, 2027;
The Company is currently evaluating the impact of these new accounting standards and amendments. For the amendments to IFRS 19, the Company does not expect to be eligible to apply the reduced disclosure requirements.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
When a foreign operation in disposed of in its entirety or partially such as that the control, significant influence, or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation in reclassified to profit or loss as part of the gain or loss on disposal. If the Company disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Company disposes only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.
3.2.Use of accounting estimates and judgment
The preparation of the Consolidated Financial Statements in accordance with IFRS Accounting Standards as issued by International Accounting Standards Board (IFRS Accounting Standards) and interpretations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Residual value and estimated useful life of property, plant and equipment and intangible asset (finite useful lives)
As stated in note 3.5 and 3.7, Intangible and property, plant and equipment assets are amortized over their useful lives. The useful life is based on management’s estimates for the period in which the assets will contribute to generate revenue and is periodically reviewed. Changes in estimates may result in significant changes in the book value. Revisions to these estimates are recognized prospectively.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
3.4.Financial instruments
3.4.1    Financial assets
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
•The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
a)    Recognition
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
b)    Measurement
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
When the Company transfers its rights to receive cash flows from an asset or enters into a transfer agreement and does not transfer or substantially retain all risks and benefits related to the asset, an asset is recognized to the extent of the Company’s ongoing involvement with this asset.
3.4.2    Financial liabilities
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Loans and financing
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
Warrant and Earn-out
Warrant is a financial instrument that confers the right, but not the obligation, to acquire shares at a specified price during a specific period. It is recognized as a financial liability, and the subsequent measurement of fair value is recognized in profit or loss for the years. The balance on December 31, 2024 is R$35,448.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(ii) Goodwill
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
In December 31, 2024, the Company reviewed the estimated useful lives of these assets, and no significant change was identified.
Other intangible assets, including customer relationships, work force, that are acquired by the Company and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
3.6.Impairment of non-financial assets
An impairment loss is recognized in the Consolidated Financial Statements of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Therefore, impairment losses recognized for goodwill cannot be reversed in a subsequent period.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
3.9.Provisions
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
3.10.1    Current tax
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
3.10.2    Deferred tax
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
In addition, specific criteria for each of the Company’s activities must be met, as described below:

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Rendering of services
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
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.
The Company determines it’s the range incremental borrowing rate from 7.08% to 8.5% as each year by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Lease payments included in the measurement of the lease liability comprise the following:
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The Company has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
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
3.15.Non-controlling interests
The interest attributable to non-controlling shareholders was calculated based on the percentage mentioned in the table below, of total shareholders’ equity in 2024.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Set out below is summarized financial information for NCI that is material to the Company for December 31, 2024:

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A.	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Marine S/A	Ambipar Response Industrial Services S/A
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Current assets	157,034	37,071	67,557	7,072	34,155	25,967	7,307	22,186
Current liabilities	(149,863)	(26,273)	(85,007)	(3,398)	(10,074)	(27,489)	(5,571)	(12,652)
Current net assets	7,171	10,798	(17,450)	3,674	24,081	(1,522)	1,736	9,534
Non-current assets	262,628	93,831	204,891	9,849	146,741	47,482	8,847	6,554
Non-current liabilities	(158,188)	(15,942)	(55,909)	(5,150)	(39,979)	(25,464)	(253)	(1,502)
Non-current net assets	104,440	77,889	148,982	4,699	106,762	22,018	8,594	5,052
Net assets	111,611	88,687	131,532	8,373	130,843	20,496	10,330	14,586
Net assets controlling	111,611	88,687	131,532	8,373	130,843	20,496	10,330	14,586
Net assets nom-controlling	—	—	—	—	—	—	—	—

Accumulated NCI
Others adjustment from non-controlling	6,618	18,307	16,511	678	20,622	209	(703)	4,229
Accumulated NCI adjusted

Summarized statement of financial position	Ambipar Response Espírito Santo S.A.	Ambipar Response Dracares Apoio Marítimo e Portuario S/A.	Ambipar Flyone Serviço Aereo Especializado, Comércio e Serviço	RG Response S.A.	Ambipar Response Tank Cleaning S/A	JM Serviços Integrados S.A.	Ambipar Response Marine S/A	Ambipar Response Industrial Services S/A
Revenue	359,946	101,136	206,147	13,873	74,800	69,414	1,265	77,763
Cost of services rendered	(303,359)	(78,354)	(129,042)	(11,076)	(62,515)	(61,906)	(13,303)	(60,175)
Gross profit	56,587	22,782	77,105	2,797	12,285	7,508	(12,038)	17,588
Selling, general and administrative expenses	—	—	—	—	—	—	—	—
Other expense	667	15,140	74	360	53,590	214	631	—
Operating expenses	667	15,140	74	360	53,590	214	631	—
Operating profit	57,254	37,922	77,179	3,157	65,875	7,722	(11,407)	17,588

Finance costs	(30,681)	(2,297)	(11,077)	(526)	(1,540)	(5,623)	(253)	(226)
Finance income	1,368	3,481	924	26	368	1,460	175	21
Net finance costs	(29,313)	1,184	(10,153)	(500)	(1,172)	(4,163)	(78)	(205)
Profit before tax	27,941	39,106	67,026	2,657	64,703	3,559	(11,485)	17,383
Income tax and social contribution	(9,693)	(7,858)	(21,910)	(477)	(8,584)	4,204	(623)	(5,876)
Profit for the year	18,248	31,248	45,116	2,180	56,119	7,763	(12,108)	11,507
Profit for the year controlling	10,834	15,936	23,009	1,285	28,622	5,434	(12,808)	5,869
Profit for the year non-controlling	7,414	15,312	22,107	895	27,497	2,329	700	5,638
Interest attributable to non-controlling shareholders	30.00%	49.00%	49.00%	49.00%	49.00%	30.00%	10.00%	49.00%

(*) The information on Ambipar Response ES S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.1.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

(Continued)
Summarized statement of financial position	Ambipar Response Industrial Services Canada	Unidroid Robotica Do Brasil Ltda	Ambipar Response Maritime Services PDA S.A.	Smr Socorro Médico e Resgate Ltda	Ssmr Saude Ocupacional Ltda. Epp	Ssr Serviços De Seguranca e Resgate Ltda Epp	Total
	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024	December 31, 2024
Current assets	152,654	6,683	2,136	9,464	6,510	3,449	539,245
Current liabilities	(83,555)	(3,063)	(1,179)	(7,875)	(9,855)	(5,318)	(431,172)
Current net assets	69,099	3,620	957	1,589	(3,345)	(1,869)	108,073
Non-current assets	458,866	787	2,122	31,186	25,299	12,462	1,311,545
Non-current liabilities	(100,483)	(240)	(110)	(20,445)	(14,536)	(10,732)	(448,933)
Non-current net assets	358,383	547	2,012	10,741	10,763	1,730	862,612
Net assets	427,482	4,167	2,969	12,330	7,418	(139)	970,685
Net assets controlling	427,482	4,167	2,969	12,330	7,418	(139)	970,685
Net assets nom-controlling	—	—	—	—	—	—	—

Accumulated NCI							283,738
Others adjustment from non-controlling	15,867	907	320	(18)	(51)	(306)	83,189
Accumulated NCI adjusted							366,927

Summarized statement of financial position	Ambipar Response Industrial Services Canada	Unidroid Robotica Do Brasil Ltda	Ambipar Response Maritime Services PDA S.A.	Smr Socorro Médico e Resgate Ltda	Ssmr Saude Ocupacional Ltda. Epp	Ssr Serviços De Seguranca e Resgate Ltda Epp	Total
Revenue	204,713	5,963	5,050	79,587	45,721	24,277	1,269,655
Cost of services rendered	(210,241)	(3,651)	(3,720)	(74,663)	(43,154)	(23,752)	(1,078,911)
Gross profit	(5,528)	2,312	1,330	4,924	2,567	525	190,744
Selling, general and administrative expenses	—	—	—	—	—	—	—
Other expense	3,899	—	15	—	—	—	74,590
Operating expenses	3,899	—	15	—	—	—	74,590
Operating profit	(1,629)	2,312	1,345	4,924	2,567	525	265,334

Finance costs	(7,640)	(56)	(42)	(1,498)	(2,088)	(1,376)	(64,923)
Finance income	—	14	47	111	4	12	8,011
Net finance costs	(7,640)	(42)	5	(1,387)	(2,084)	(1,364)	(56,912)
Profit before tax	(9,269)	2,270	1,350	3,537	483	(839)	208,422
Income tax and social contribution	(3,768)	(62)	(301)	(2,553)	(1,152)	(28)	(58,681)
Profit for the year	(13,037)	2,208	1,049	702	(669)	(867)	149,741
Profit for the year controlling	(9,123)	1,126	629	689	(468)	(607)	70,427
Profit for the year non-controlling	(3,914)	1,082	420	295	(201)	(260)	79,314
Interest attributable to non-controlling shareholders	30.02%	49.00%	40.00%	30.00%	30.00%	30.00%

(*)    The information on Ambipar Response ES S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.1
3.16.Segment reporting
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
For more information regarding the Company’s non-current assets and net revenue by geographic area, refer to note 8.
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
3.19.Transactions eliminated on consolidation
Intra‑group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra‑group transactions, are eliminated. Unrealized gains arising from transactions with equity‑accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
3.20.Financial income and financial expenses
The Company’s financial income and financial expenses include:
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The management of these risks is performed through the definition of conservative strategies aiming at liquidity, profitability, and safety. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market.
In December 31, 2024, there were no transactions involving derivative financial instruments with speculative purposes and compound financial instruments with embedded derivatives.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The Company set three scenarios (probable, possible, and remote) for simulation, In the probable scenario, the rates disclosed by BM&F were set forth by the Management and the possible and remote scenario, a 25% and 50% impairment, respectively, in the variables. The calculation basis used is the amount presented in the notes of cash and cash equivalents, loans and financing and debentures:
▪December 31, 2024

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote

CDI - Interest earning bank deposits	220,781	27,046	33,808	40,569
CDI – Loans	(990,144)	(121,293)	(151,616)	(181,940)
CDI – Debentures	(463,895)	(56,827)	(71,034)	(85,241)

Net exposure	(1,233,258)	(151,074)	(188,842)	(226,612)
▪December 31, 2023

	(Consolidated) scenarios
Index risk	Base	Probable	Possible	Remote

CDI - Interest earning bank deposits	132,072	15,518	19,398	23,277
CDI - Loans and Financing	(701,902)	(82,473)	(103,091)	(123,710)
CDI – Debentures	(545,750)	(64,126)	(80,158)	(96,189)

Net exposure	(1,115,580)	(131,081)	(163,851)	(196,622)
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
As mentioned in note 18 - Segment reporting, the Emergency Response Services do not have customers representing more than 10% of their net revenue in December 31, 2024 and December 31, 2023.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(c)Liquidity risk
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
Surplus cash held by the Company beyond the balance required for administration of working capital, is invested in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of December 31, 2024, the Company maintained short-term funds of R$ 222,062 (R$ 143,473 as of December 31, 2023) which are expected to readily generate cash inflows to manage the liquidity risk.
The table below analyzes the Company’s non-derivative financial liabilities per maturity intervals, corresponding to balance sheets’ remaining period until contract maturity date (*):

	<1 year	1–2 years	2–5 years	>5 years	Total
December 31, 2024
Loans and financing	212,105	692,678	77,413	7,948	990,144
Loans and financing (interest)	21,423	69,960	7,819	803	100,005
Debentures	84,072	187,860	191,963	—	463,895
Lease liabilities	105,419	183,267	131,850	—	420,536
Suppliers and other accounts payable	266,441	9,672	—	—	276,113
	689,460	1,143,437	409,045	8,751	2,250,693

December 31, 2023
Loans and financing	84,369	140,566	476,967	—	701,902
Loans and financing (interest)	9,534	15,884	53,897	—	79,315
Debentures	79,677	116,518	349,555	—	545,750
Lease liabilities	24,892	29,344	8,248	—	62,484
Suppliers and other accounts payable	219,256	13,551	—	—	232,807
	417,728	315,863	888,667	—	1,622,258

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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(e)Foreign currency risks
On December 31, 2024, and December 31, 2023, the Company has not exposed to a significant transactional foreign currency. So, it concluded that they had no impact on the Annual Financial Statements as the fiscal year ended.
3.22.2    Capital management
The Company’s objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining an optimal capital structure to reduce this cost.
In order to keep or adjust the capital structure, the Company may review the dividend payment policy, refund capital to the shareholders or, also, issue new shares or sell assets to reduce, for instance, the level of indebtedness.
The Company monitors capital based on the ratio of financial leverage. This index corresponds to net bank loans and financing divided by total capital. Net bank loans and financing, on its turn, corresponds to current and non-current loans and financings as shown in statement of financial position less cash and cash equivalents. Net bank loans and financing is a non-gap measure.
The total capital is calculated through the sum of shareholders equity, as shown in the statement of financial position with net bank loans and financing and debentures.
The financial leverage ratio on December 31, 2024 and December 31, 2023, can be summarized as follows:

Consolidated financial information	December 31, 2024	December 31, 2023

Loans and financing and debentures	1,454,039	1,247,652
Less: cash and cash equivalents	(358,434)	(423,266)
Net bank loans and financing	1,095,605	824,386
Total shareholders' equity	1,816,497	1,356,797
Total capital	2,912,102	2,181,183
Leverage ratio	37.6%	37.8%
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
Interest earning bank deposits, represented by investments in Interbank Deposit Certificate (CDI) (note 4) were initially measured at fair value and classified as amortized cost. Additionally, were evaluated based on the yield rate contracted with the respective financial institution, considered as the usual market rate. Interest income from these financial assets is included in financial income using the effective interest rate method. Any gains or losses due to the write-down of the asset are recognized directly in profit (loss) and presented in net financial expenses.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Additionally, Management understands the financial instruments recognized in the financial information at their book values, do not show significant changes in relation to the respective market values.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Financial instruments by category

December 31, 2024
		Consolidated
	Fair value level	Book value	Market value
Amortized cost (category):
Financial assets
Cash and banks	Level 1	137,653	137,653
Interest earning bank deposits - immediate liquidity	Level 1	220,781	220,781
Trade and other receivables, net	Level 1	1,105,934	1,105,934
Related parties	Level 2	377,020	377,020

Financial liabilities
Loans and leases liabilities	Level 2	990,144	990,144
Debentures	Level 2	463,895	463,895
Trade and other payables	Level 1	218,219	218,219
Obligations from acquisition of investment	Level 2	109,175	109,175
Related parties	Level 2	1,351,097	1,351,097
Lease liabilities	Level 2	304,097	304,097

December 31, 2023
		Consolidated
	Fair value level	Book value	Market value
Amortized cost (category):
Financial assets
Cash and banks	Level 1	291,194	291,194
Interest earning bank deposits - immediate liquidity	Level 1	132,072	132,072
Accounts receivable	Level 1	803,523	803,523
Related parties	Amortized cost – Level 2	29,322	29,322
Financial liabilities
Loans and leases liabilities	Level 2	701,902	701,902
Debentures	Level 2	545,750	545,750
Suppliers	Level 1	184,618	184,618
Obligations from acquisition of investment	Level 2	352,751	352,751
Related parties	Level 2	620,842	620,842
Lease liabilities	Level 2	57,480	57,480

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
4.Cash and cash equivalents

	December 31, 2024	December 31, 2023

Cash and banks	137,653	291,194
Interest earning bank deposits	220,781	132,072
	358,434	423,266
Financial investments are mainly represented by Bank Deposit Certificates and Capitalization Bonds from first-rate financial institutions, with low credit risk, whose profitability is linked to the variation of the Interbank Deposit Certificate (CDI) and offers immediate liquidity and maturity in up to 90 days, indexed to 104% of the CDI for December 31, 2024, and the year ended December 31, 2023.
5.Trade and other receivables

	December 31, 2024	December 31, 2023

Accounts receivable
Trade notes receivable - domestic operations	411,373	271,039
Trade notes receivable - foreign operations	703,603	541,154
	1,114,976	812,193

Allowance for expected losses - doubtful accounts	(9,042)	(5,185)
	1,105,934	807,008

Current	1,099,964	803,523
Non-current	5,970	3,485
	1,105,934	807,008
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The Company assumes that there was no significant decrease in ECL between December 2023 and December 2024, despite the relevant increase in accounts receivable. This situation is mainly due to the customer portfolio of new acquisitions without significant historical losses observed.
6.Tax assets
6.1.Tax asset

	December 31, 2024	December 31, 2023

Prepaid Income tax and social contribution (IR/CS)	29,976	15,615
	29,976	15,615

Current	6,400	14,143
Non-current	23,576	1,472
6.2.Other tax asset

	December 31, 2024	December 31, 2023

Recoverable INSS (Social security tax) withheld	21,178	12,791
Recoverable PIS (Tax on sales)	1,576	2,212
Recoverable COFINS (Tax on sales)	7,039	6,950
Recoverable ICMS (State VAT)	1,635	1,157
IRRF (Withholding income tax) to offset	63,793	39,321
Other taxes recoverable	4,927	2,381
	100,148	64,812

Current	97,384	63,955
Non-current	2,764	857
	100,148	64,812

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
7.Business combinations
The Company made the following acquisitions from January 1, 2022, to December 31, 2024:

Base date	Target Company	Surname	Interest acquired (%)
January 2022	Ambipar Response Dracares Apoio Marítimo e Portuário S/A.	Dracares	51
January 2022	Ambipar Flyone Serviço Aéreo Especializado, Comércio e Serviço S/A.	Flyone	51
January 2022	RG Response S.A.	RG Response	51
February 2022	Ambipar Response Emergency Services Canada F Inc.	First Response	100
June 2022	Ambipar Response Analytical S/A.	Bioenv	51
July 2022	Ambipar Response Fauna e Flora Ltda	CTA	100
July 2022	Ambipar Response Emergency Services Canada G Inc.	Graham	100
July 2022	Ambipar Response Tank Cleaning S/A	C-Tank	51
August 2022	Ambipar Response Canada Inc.	Ridgeline	100
November 2022	Witt O´Briens LLC	Witt O'Brien's	100
April 2023	Ambipar Response Marine S/A	Girassol	80
April 2023	Ambipar Response Industrial Services S/A	Plimsoll	51
April 2023	Ambipar Response Environmental Consulting Offshore S/A	Ekman	60
April 2023	DFA Contracting Ltd	DFA	100
July 2023	Ambipar Response Remediation S.A.	Solução Ambiental	51
October 2023	Ambipar Response Maritime Services PDA S.A.	Zenith	60
October 2023	1653395 Alberta Ltd ("165 AB")	Alberta Ltd	100
October 2023	Ambipar Response Emergency Medical Services R S.A.	SMR	70
October 2023	Ambipar Response Emergency Medical Services H S.A.	SSMR	70
October 2023	Ambipar Response Emergency Medical Services S S.A.	SSR	70
December 2023	Ambipar Response Industrial Robot S.A.	Unidroid	51
Corporate movements are described in the list of subsidiaries.
December 31, 2023:

Assets and liabilities acquired at fair value (*)	Girassol	Ekman	Plimsoll	DFA	Solução Ambiental	Zenith	Industrial Robot	SMR	SSMR	SSR	Alberta Ltd	Total
Current assets
Cash and cash equivalents	1,526	2,924	8,420	9,597	1,953	473	1,020	3,240	793	882	680	31,508
Trade and other receivables	1,501	425	4,664	13,474	9,023	492	—	6,705	1,481	1,153	58,285	97,203
Inventories	50	—	—	—	8,965	—	1,789	912	126	270	6,248	18,360
Other assets	112	7	753	517	5,437	427	234	355	112	1,535	39,705	49,194
Non-Current assets
Other assets	943	—	—	—	103	114	1,501	4,985	548	440	166,887	175,521
Property, Plant and Equipment	3,425	490	1,894	9,096	29,210	1,075	89	7,766	7,138	6,453	28,024	94,660
Intangible assets	25	8	—	—	94	369	—	16	—	11	—	523
Goodwill	—	—	—	—	—	—	—	—	—	—	213,123	213,123
Separately Identified Intangibles	—	—	—	—	—	—	900	—	—	—	—	900
Added Value of Fixed Assets	—	—	—	2,699	—	—	—	—	—	—	—	2,699

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

Assets and liabilities acquired at fair value (*)	Girassol	Ekman	Plimsoll	DFA	Solução Ambiental	Zenith	Industrial Robot	SMR	SSMR	SSR	Alberta Ltd	Total
Current liabilities
Trade and other payables	(122)	—	(1,677)	(1,371)	(1,534)	(59)	(7)	(1,742)	(179)	(218)	(62,309)	(69,218)
Loans and Financing	(47)	—	(525)	—	(6,279)	—	—	(635)	(848)	(1,431)	—	(9,765)
Employee benefits	(950)	(2)	(924)	—	(979)	(396)	—	(4,245)	(1,272)	(749)	30	(9,487)
Current income tax payable	(160)	(290)	(3,283)	—	(2,511)	(134)	—	(2,629)	(594)	(384)	(9,263)	(19,248)
Other liabilities	(450)	(1,332)	(5,581)	(16)	(17,445)	(20)	(11)	(1,155)	(2)	(143)	(63,898)	(90,053)
Non-current liabilities
Loans and Financing	—	—	—	(1,258)	(4,723)	(229)	—	(370)	—	(4,752)	(7,799)	(19,131)
Other liabilities	(55)	—	—	(11,081)	(99)	(49)	(2,731)	(1,515)	(5)	(2,363)	(73,236)	(91,134)
(-) Deferred taxes on Added Value	—	—	—	(918)	—	—	(306)	—	—	—	—	(1,224)
Attributable to the non-controlling Shareholders of the Company	—	—	—	—	(1,278)	—	—	—	—	—	—	(1,278)
Total identifiable net assets	5,798	2,230	3,741	20,739	19,937	2,063	2,478	11,688	7,298	704	296,477	373,153

Total amount of the consideration transferred	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604
(-) Cash acquired	(1,526)	(2,924)	(8,420)	(9,597)	(1,953)	(473)	(1,020)	(3,240)	(793)	(882)	(680)	(31,508)
(-) Assumed amount of the obligation to pay	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)
Cash paid, net of cash received	3,646	(888)	6,258	25,321	19,362	(137)	480	(3,240)	(793)	(882)	367,763	416,890

Primary	—	—	—	—	—	—	1,500	—	—	—	—	1,500
Secondary	10,345	6,170	29,357	52,084	55,601	1,009	3,000	45,243	6,770	15,766	138,499	363,844
Non-cash value	—	—	—	—	—	—	—	—	—	—	368,260	368,260
Total amount of consideration transferred	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604

Primary	—	—	—	—	—	—	—	—	—	—	—	—
Secondary	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)
Non-cash value	—	—	—	—	—	—	—	—	—	—	—	—
(-) Assumed value of the obligation to pay	(5,173)	(4,134)	(14,679)	(17,166)	(34,286)	(673)	(3,000)	(45,243)	(6,770)	(15,766)	(138,316)	(285,206)

Determining goodwill (*)
Total amount of the consideration transferred, Net	10,345	6,170	29,357	52,084	55,601	1,009	4,500	45,243	6,770	15,766	506,759	733,604
Total amount of identifiable net liabilities	(4,638)	(1,338)	(1,908)	(20,739)	(10,167)	(1,238)	(1,264)	(8,182)	(5,109)	(493)	(296,476)	(351,552)
Goodwill paid resulting from expected future profitability	5,707	4,832	27,449	31,345	45,434	(229)	3,236	37,061	1,661	15,273	210,283	382,052

Date of acquisition	03/21/2023	04/14/2023	04/26/2023	04/27/2023	07/10/2023	10/04/2023	12/20/2023	10/13/2023	10/13/2023	10/13/2023	09/30/2023
Control start month	04/2023	04/2023	04/2023	04/2023	07/2023	10/2023	12/2023	10/2023	10/2023	10/2023	10/2023

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

Assets and liabilities acquired at fair value (*)	Girassol		Ekman		Plimsoll		DFA		Solução Ambiental		Zenith		Industrial Robot		SMR		SSMR		SSR		Alberta Ltd	Total
Company that acquired control	Ambipar Response Dracares Apoio Marítimo e Portuário Ltda		Ambipar Response Espírito Santo S.A.		Ambipar Tank Cleaning S/A		Ambipar Holding Canadá Inc.		Ambipar Response Espírito Santo S.A.		Ambipar Response Marine S/A		Ambipar Tank Cleaning S/A		Emergência Participações S.A.		Emergência Participações S.A.		Emergência Participações S.A.		Ambipar Response Industrial Services Canada
Acquisition Value	R$	10,345	R$	6,170	R$	29,357	CAD	14,135	R$	55,601	R$	1,009	R$	4,500	R$	45,243	R$	6,770	R$	15,766	CAD 138,755
Percentage acquired	80%		60%		51%		100%		51%		60%		51%		70%		70%		70%		70%

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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
For December 31, 2024, December 31, 2023 and December 31, 2022, the acquired companies contributed with the following net revenue and profit to the Company's results.

	December 31, 2024		December 31, 2023		December 31, 2022
	Net Revenue	Profit for the year	Net Revenue	Profit for the year	Net Revenue	Profit for the year

First Response Inc	—	—	—	—	106,978	38,159
Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda	—	—	—	—	61,430	10,479
Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	—	—	—	—	55,900	2,750
RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda	—	—	—	—	9,314	1,596
Ambipar Response Analytical S/A.	—	—	—	—	3,021	693
Ambipar Response Fauna e Flora Ltda.	—	—	—	—	25,080	(5,775)
Graham Utility Hydrovac Services	—	—	—	—	4,209	211
Ambipar Response Tank Cleaning S/A	—	—	—	—	60,484	43,059
Ridgeline Canada Inc.	—	—	—	—	45,468	6,647
Witt O´Briens LLC	—	—	—	—	168,461	18,342
Ambipar Response Marine S/A	—	—	12,968	4,263	—	—
Ambipar Response Industrial Services S/A	—	—	51,637	4,120	—	—
Ambipar Response Environmental Consulting Offshore	—	—	4,955	402	—	—
DFA Contracting Ltd	—	—	35,485	3,765	—	—
Ambipar Response Remediation S.A.	—	—	—	(2)	—	—
Ambipar Response Remediation Ltda	—	—	24,442	6,689	—	—
RMC2 Soluções Ambientais Ltda	—	—	7,351	(1,456)	—	—
Zenith Maritima Eireli	—	—	823	293	—	—
Unidroid Robotica do Brasi Ltda	—	—	—	(160)	—	—
Alberta Ltd	—	—	—	(13)	—	—
Bulldog Energy Group	—	—	58,536	9,475	—	—
SMR Socorro Médico e Resgate Ltda	—	—	18,085	702	—	—
SSMR Saúde Ocupacional Ltda EPP	—	—	4,623	287	—	—
SSR Serviços de Segurança e Resgate Ltda EPP	—	—	4,233	176	—	—
	—	—	223,138	28,541	540,345	116,161

(*) see note 7.6.
If the above acquisitions had occurred on January 1st, 2024, January 1st, 2023, and January 1st, 2022, management estimates that the consolidated net revenue and profit for the year would have been the following

	December 31, 2024	December 31, 2023	December 31, 2022
Net Revenue	3,248,442	2,777,354	2,534,127
Profit for the year	58,759	43,377	317,894

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Indetermining these amounts, management has assumed that the fair value adjustments, if any, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2022. The information presented above is not intended to indicate expected results in future years, being only shown for informational purposes.
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
The main motivation for the acquisition of the Company refer to increase market share on different geographical areas. All the acquisitions identified goodwill on the analyzed transactions. The Company understands that this amount of goodwill presented above refers mostly to the expectation of benefits arising from the increase market share that motivated the purchases.
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Obligation from acquisition
The payment schedule for obligations due to investment acquisition:

Year of maturity
2025	95,413
2026	10,762
2027	3,000
109,175

Current	95,413
Non-current	13,762
Impairment tests
Goodwill is classified as an asset that has an undefined useful life and must be tested annually and whenever there are indications of possible loss of value. Goodwill arising from a business combination is allocated to a CGU or group of CGUs (Cash Generating Unit), each CGU or group of CGUs being the lowest level at which goodwill is monitored for internal management purposes and not being larger than an operating segment. Goodwill related to operations in Brazil, Latin America (Other than Brazil), North America and Europe is allocated to each operating segment (see note 18).
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
As a result of the impairment test, as of December 31, 2024, and December 31st, 2023, and evaluating the scenario that there have been no changes in significant risk variables and the used future cash flow assumptions of the acquired businesses since the last closing of the annual Consolidated Financial Statements, no losses have been identified for the CGU in which the goodwill is allocated.
The recoverable amounts of the CGUs at estimated value were its book value at the amount of R$ 3,222,425 (R$ 2,683,399 as of December 31, 2023). Management foresees that the two hypotheses of alteration are reasonably possible.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
8.Property, plant and equipment
(a)Breakdown and changes
Changes in property, plant and equipment are as follows:

	December 31, 2024
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
Opening balance	59,212	1,665	584,206	22,340	11,965	396,779	43,541	58,355	54,824	127,212	1,360,099
Transfers	(17,960)	11,795	(69,668)	12,403	1,214	125,780	1,501	(106,960)	9,237	29,189	(3,469)
Additions	2,753	1,553	99,470	1,436	646	69,724	1,887	115,139	2,561	34,645	329,814
Write-offs	(21)	(15)	(86,873)	(221)	(96)	(128,787)	(65)	40,535	(229)	(10)	(175,782)
Fair value-added value	—	—	3,209	162	38	113	—	—	—	—	3,522
Foreign currency translation adjustment	8,381	729	74,890	3,134	1,550	67,485	1,832	699	235	1	158,936
Balance	52,365	15,727	605,234	39,254	15,317	531,094	48,696	107,768	66,628	191,037	1,673,120

Accumulated depreciation
Opening balance	(19,108)	(353)	(307,235)	(15,700)	(7,252)	(186,873)	(12,377)	—	(8,452)	(15,188)	(572,538)
Transfers	14,607	(9,789)	79,188	(629)	(363)	(87,164)	842	—	—	—	(3,308)
Depreciation	(1,480)	(375)	(55,641)	(3,165)	(1,112)	(48,451)	(3,181)	—	(2,130)	(7,636)	(123,171)
Write-offs	(5)	—	32,530	8	462	60,152	—	—	66	4,420	97,633
Fair value-added value	—	—	(754)	(22)	(66)	(725)	(2)	—	(292)	(1,642)	(3,503)
Foreign currency translation adjustment	(1,615)	(1,650)	(37,685)	(2,750)	(1,296)	(42,607)	(1,236)	—	(101)	—	(88,940)
Balance	(7,601)	(12,167)	(289,597)	(22,258)	(9,627)	(305,668)	(15,954)	—	(10,909)	(20,046)	(693,827)

Cost	52,365	15,727	605,234	39,254	15,317	531,094	48,696	107,768	66,628	191,037	1,673,120
Accumulated depreciation and amortization	(7,601)	(12,167)	(289,597)	(22,258)	(9,627)	(305,668)	(15,954)	—	(10,909)	(20,046)	(693,827)
	44,764	3,560	315,637	16,996	5,690	225,426	32,742	107,768	55,719	170,991	979,293

	December 31, 2023
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Aircraft	Total
Cost
Opening balance	26,816	422	240,261	18,746	10,209	327,681	41,466	40,685	32,233	73,614	812,133
Transfers	15,420	212	28,337	2,038	1,080	40,023	1,211	(45,642)	17,155	5,763	65,597
Additions	18,555	624	79,285	1,363	705	42,626	2,659	65,363	2,529	51,693	265,402
Write-offs	(940)	—	(7,496)	(243)	(222)	(37,689)	(1,359)	(3,882)	(86)	(3,858)	(55,775)
Business combination (*)	1,969	408	246,517	1,308	685	37,077	—	1,831	3,050	—	292,845
Fair value-added value	—	—	1,188	(127)	440	994	34	—	—	—	2,529
Foreign currency translation adjustment	(2,608)	(1)	(3,886)	(745)	(932)	(13,933)	(470)	—	(57)	—	(22,632)
Balance	59,212	1,665	584,206	22,340	11,965	396,779	43,541	58,355	54,824	127,212	1,360,099

Accumulated depreciation
Opening balance	(9,289)	(95)	(84,537)	(9,933)	(6,039)	(160,258)	(9,330)	—	(6,147)	(10,424)	(296,052)
Transfers	(8,006)	(7)	(13,343)	(954)	383	(15,224)	(268)	—	—	(32)	(37,451)
Depreciation	(2,158)	(102)	(36,876)	(4,696)	(2,319)	(26,816)	(3,434)	—	(1,288)	(4,398)	(82,087)
Write-offs	278	3	7,677	—	478	23,836	332	—	23	1,308	33,935
Business combination (*)	(376)	(152)	(178,570)	(653)	(310)	(17,384)	—	—	(769)	—	(198,214)
Fair value-added value	—	—	(496)	7	(95)	(1,236)	(3)	—	(292)	(1,642)	(3,757)
Foreign currency translation adjustment	443	—	(1,090)	529	650	10,209	326	—	21	—	11,088
Balance	(19,108)	(353)	(307,235)	(15,700)	(7,252)	(186,873)	(12,377)	—	(8,452)	(15,188)	(572,538)

Cost	59,212	1,665	584,206	22,340	11,965	396,779	43,541	58,355	54,824	127,212	1,360,099
Accumulated depreciation and amortization	(19,108)	(353)	(307,235)	(15,700)	(7,252)	(186,873)	(12,377)	—	(8,452)	(15,188)	(572,538)
	40,104	1,312	276,971	6,640	4,713	209,906	31,164	58,355	46,372	112,024	787,561

(*) purchase of investees confirms informed in note 7.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(b)Rates of depreciation
The depreciation rates are as follows:

Assets	Useful life (in years)	Annual weighted average rate (%)
Aircrafts	10	10.00
Leasehold improvements	3–25	16.50
Buildings	10–25	4.73
Vessels	5–20	8.00
IT Equipment	2–10	21.47
Facilities	3–10	10.83
Machinery and equipment	3–20	15.75
Machinery and equipment – fleets	3–10	10.00
Furniture and fixtures	3–10	13.79
Vehicles	3–10	20.27
Vehicles – Fleet	2–10	20.00
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
a)Main components and parts;
b)Own services or services contracted from third parties for the replacement of components and parts;
c)Own or outsourced services for relevant maintenance and cleaning; and
d)Fixed plant costs during the maintenance period, inventory losses, etc.
(d)PPE held as collateral
In the period ended on December 31, 2024, the amount of R$229,260 (R$141,821 as of December 31, 2023) is represented by the property, plant, and equipment in the vehicle classes (primarily represented by trucks), machinery, appliances, and equipment, which are the guarantees of the respective financing and Lease liabilities modality.
(e)Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value. This evidence is detected and the net book value exceeds recoverable value, a provision for impairment is recognized to adjust net book value to the recoverable value.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
The recoverable value of an asset is defined as the lower of its book value and its value in use. The value-in-use calculation is based on the discounted cash flow model, considering a single CGU that is the Group Response itself. The business growth assumptions are based on the annual budget for 2024 and the long-term projections of its subsidiaries. Estimated future cash flows were discounted at the rate equivalent to the average weighted cost of capital. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.
The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

In percent	%
Discount rate	11.8
Terminal value growth rate	3.8
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
For December 31, 2024, and the year ended December 31, 2023, the estimated value in use exceeded the carrying amount.
(f)Leasehold improvements
Leasehold improvements comprise improvements made on third party properties and are substantially related to the lease liabilities agreement for the use of properties in Nova Odessa/SP and the Ambipar Group’s headquarters in São Paulo/SP with a related company of the Company, which owns the property, for a period of five years, signed in 2021.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
9.Intangible assets
(a)Breakdown and changes
Changes in intangible assets are as follows:

	December 31, 2024
	Trademarks and patents	Software	Client portfolio	Know-how	Non-Compete	Total
Cost
Opening balance	44,424	25,783	316,959	11,201	6,611	404,978
Transfers	19	(2,849)	(5,310)	—	—	(8,140)
Additions	—	10,961	13,967	—	—	24,928
Write-offs	(4)	(207)	—	—	—	(211)
Fair value-added value	—	46	9,139	—	—	9,185
Foreign currency translation adjustment	11,163	3,475	83,432	48	973	99,091
Closing balance	55,602	37,209	418,187	11,249	7,584	529,831

Accumulated amortization
Opening balance	(6,050)	(8,512)	(26,134)	(3,959)	(1,620)	(46,275)
Transfers	—	2,459	7,063	—	—	9,522
Additions	—	(2,286)	(7,498)	—	—	(9,784)
Write-offs	—	—	—	—	—	—
Fair value-added value	(5,306)	(14)	(21,948)	(2,248)	(1,425)	(30,941)
Foreign currency translation adjustment	(2,286)	(1,103)	(9,095)	(25)	(318)	(12,827)
Closing balance	(13,642)	(9,456)	(57,612)	(6,232)	(3,363)	(90,305)

Cost	55,602	37,209	418,187	11,249	7,584	529,831
Accumulated amortization	(13,642)	(9,456)	(57,612)	(6,232)	(3,363)	(90,305)
	41,960	27,753	360,575	5,017	4,221	439,526

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

	December 31, 2023
	Trademarks and patents	Software	Client portfolio	Know-how	Non-Compete	Total
Cost
Opening balance	36,580	37,903	345,634	10,237	2,895	433,249
Transfers	10,108	(13,165)	—	—	—	(3,057)
Additions	13	4,067	—	—	—	4,080
Write-offs	—	(578)	—	—	—	(578)
Business combination	369	652	—	—	—	1,021
Fair value-added value	(508)	—	(5,300)	900	3,872	(1,036)
Foreign currency translation adjustment	(2,138)	(3,096)	(23,375)	64	(156)	(28,701)
Closing balance	44,424	25,783	316,959	11,201	6,611	404,978

Accumulated amortization
Opening balance	(1,239)	(2,906)	(6,841)	(1,775)	(291)	(13,052)
Transfers	—	3,145	251	—	—	3,396
Additions	—	(7,944)	—	—	—	(7,944)
Write-offs	—	6	—	—	—	6
Business combination	—	(497)	—	—	—	(497)
Fair value-added value	(4,987)	—	(20,373)	(2,157)	(1,341)	(28,858)
Foreign currency translation adjustment	176	(316)	829	(27)	12	674
Closing balance	(6,050)	(8,512)	(26,134)	(3,959)	(1,620)	(46,275)

Cost	44,424	25,783	316,959	11,201	6,611	404,978
Accumulated amortization	(6,050)	(8,512)	(26,134)	(3,959)	(1,620)	(46,275)
	38,374	17,271	290,825	7,242	4,991	358,703

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

December 31, 2024
Goodwill
Cost
Opening balance	1,537,135
Added Value Transfer	(1,201)
Due Diligence Adjustment	448
Response Price Adjustment	(17,721)
Foreign currency translation adjustment	284,945
Closing balance	1,803,606

December 31, 2023
Goodwill
Cost
Opening balance	1,192,302
Additions	382,281
Added Value Transfer	(3,755)
Due Diligence Adjustment	21,123
Response Price Adjustment	1,383
Foreign currency translation adjustment	(56,199)
Closing balance	1,537,135

Carrying amounts	December 31, 2024	December 31, 2023
Indefinite life	1,803,606	1,537,135
Definite life	439,526	358,703
	2,243,132	1,895,838
(b)Rates of amortization
The amortization rates are as follows:

Assets	Useful life (in years)	Annual amortization rate (%)

Trademarks and patents (*)	5	20%
Right-of-use of software	5	20%
Goodwill (*)
Client portfolio	7	15%
Workforce (*)
Know-How	5	20%
Non-Compete	5	20%

(*) Undefined useful life

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
(c)Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value described in the note 8 (e).
10.Loans and financing
10.1.Breakdown

				Consolidated
				December 31, 2024		December 31, 2023
Description		Financial charges - % p,a, (i)	Maturity	Current	Non-Current	Current	Non-Current
Working capital		5.79% + CDI	June 2033	30,787	629,265	48,468	511,613
Working capital - Costs				(8,976)	(15,271)	—	—
Working capital - (Resolution 4.131)	(ii)	3.30% + CDI	October 2025	142,665	—	—	—
Working capital - Costs (Resolution 4.131)	(ii)			(50)	—	—	—
Working capital - Swap (Resolution 4.131)	(ii)			(17,536)	—	—	—
Investment financing		11.80%	December 2029	42,353	99,379	27,287	70,650
Financial leases liabilities		9.55%	August 2029	22,862	64,666	8,614	35,270
				212,105	778,039	84,369	617,533

(i)    Effective weighted average annual cost of interest on December 31, 2024.
(ii)    Resolution 4,131 of 1962, issued by the Securities and Exchange Commission, regulates the application of foreign capital entered into Brazil, intended for the production of goods or services, as well as financial or monetary resources, introduced into the country, for application in activities economic.
10.2.Reconciliation of movements of liabilities to cash flows arising from financing activities

Balance at January 1st, 2024	701,902
Borrowing	153,706
cost capture	(300)
Interest expense	70,877
Principal paid	(305,297)
Amortization of costs	8,177
Interest paid	(62,838)
Cash for asset acquisition - non-cash event	220,005
SWAP Result	(17,536)
The effect of changes in foreign exchange rates	221,448
Balance at December 31, 2024	990,144

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

Balance at January 1st, 2023	717,418
Borrowing	124,258
Interest expense	54,546
Principal paid	(179,804)
Interest paid	(50,260)
Business Combination	28,895
Cash for asset acquisition - non-cash event	29,193
Transfer	20,913
The effect of changes in foreign exchange rates	(43,257)
Balance at December 31, 2023	701,902
Loan and financing agreements do not have restrictive clauses.
10.3.Payment schedule of installments of non-current liabilities

	December 31, 2024	December 31, 2023
Year of maturity
2025	—	80,387
2026	92,885	64,494
2027	615,064	467,193
2028	37,283	20,165
2029	31,489	4,251
2030	8,641	—
More 2031	7,948	—
	793,310	636,490

Funding cost (long term)	(15,271)	(18,957)
	778,039	617,533
10.4.Guarantees
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
11.Debentures
11.1.Breakdown

			Consolidated
			Current		Non-Current
Description	Financial charges - % p,a, (*)	Mature	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Debentures	CDI + 2.65% a 2.75%	September 2029	84,072	79,677	379,823	466,073
			84,072	79,677	379,823	466,073
11.2.Payment schedule of installments for non-current liabilities

Year of maturity	December 31, 2024	December 31, 2023
2025	—	118,417
2026	62,494	118,405
2027	129,163	118,423
2028	129,173	118,422
2029	66,670	—
Total	387,500	473,667

Funding cost (long term)	(7,677)	(7,594)
	379,823	466,073

11.3.Description of debentures
Emergência Participações S.A.
On September 15, 2022, the Management of the direct subsidiary Emergência Participações S.A. at the Company's Extraordinary General Meeting, deliberated and approved the 2nd issue of simple debentures, not convertible into shares, unsecured, with additional personal guarantee, in a single series, worth R$ 250,000. The funds raised were used to replenish the Company's cash and general corporate uses.
The debentures have final maturity in September 2028, payment of the principal will be made in 4 consecutive annual installments, the first in September 2025 and interest will be paid semi-annually, with the first payment in June 2023.
Considering the financial cost of the contracts (16.65% p.a. of implicit interest), on March 20, 2024, the direct subsidiary Emergência Participações S.A. made the advance payment of 36 installments due from the 1st issue of simple debentures, not convertible into shares in the amount of R$233,738. Of the total amount paid, R$7,067 refers to the contractual fine for the financial advance and is recorded in the financial result, according to explanatory note nº 21.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
11.4.Contractual restrictions and covenants
The Company has certain obligations, including compliance with financial indices (covenants). They are basically linked to the Net Debt / EBITDA* compliance ratio, which must be measured every six months by the Company.
In addition, the Company must notify in advance of incorporation, merger, spin-off or corporate reorganization, liquidation, extinction or dissolution, capital reduction, distribution of dividends above the mandatory minimum or any transfer of assets of the Company and its subsidiaries, as well as an entry with a request for judicial recovery.
As of December 31, 2024, there were no events that could lead to breach of contract.

(*) EBITDA: or EBITDA, refers to earnings before financial results, income tax and social contribution and depreciation and amortization, considering the accumulated pro forma result, with the results under the control of the pro forma Company.
12.Trade and other payables

	December 31, 2024	December 31, 2023
Trade payables – supply chain financing arrangement - domestic operations	23,219	21,967
Trade payables – supply chain financing arrangement - foreign operations	195,000	162,651
	218,219	184,618
13.Tax payable
13.1.Current income tax payable

	December 31, 2024	December 31, 2023
Income tax	7,913	15,897
Social contribution	2,821	5,787
	10,734	21,684
13.2.Other tax payable

	December 31, 2024		December 31, 2023
	Current	Non-current	Current	Non-current
PIS	5,608	—	4,602	—
COFINS	24,240	—	21,029	—
ICMS	666	—	490	—
ISS	1,833	—	2,172	—
IVA	13,260	—	19,914	—
Installment	5,228	7,797	559	8,604
IRRF	1,507	—	846	—
Other taxes	3,709	—	1,847	34
	56,051	7,797	51,459	8,638

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
14.Leases liabilities
The Company does not recognize a lease asset or liability for contracts with a term of less than 12 months and/or for non-material amounts. The weighted average discount rate in effect and used to calculate the present value of the provision for lease of the identified assets and, consequently, for the monthly appropriation of financial interest, was 20% per year, in accordance with the term of each lease contract and the economic policy of each country where the subsidiary is domiciled.
14.1.Right-of-use assets
Movement of the right of use:

Consolidated	December 31, 2023	Additions	Contracts terminated	Amortization	Initial Collection	Transfers	Non-cash transfer	Foreign currency translation adjustment	December 31, 2024
Rentals – Fleets a)	—	226,025	—	(13,378)	—	—	—	—	212,647
Leases of non-material value b)	88,737	167,102	(4,775)	(141,734)	—	319	—	24,358	134,007
	88,737	393,127	(4,775)	(155,112)	—	319	—	24,358	346,654

Consolidated	December 31, 2022	Additions	Contracts terminated	Amortization	Initial Collection	Transfers	Non-cash transfer	Foreign currency translation adjustment	December 31, 2023
Rentals - Fleets	—	—	—	—	—	—	—	—	—
Leases of non-material value	68,275	129,551	(5,532)	(59,218)	28	(29,269)	(11,161)	(3,937)	88,737
	68,275	129,551	(5,532)	(59,218)	28	(29,269)	(11,161)	(3,937)	88,737

a)    Arising from the renewal of the fleets of heavy vehicles, such as tractors, trucks, trailers and buses of the leasing company Addiante and of yellow line assets, consisting of machines such as backhoes, forklifts and tractors of the company CHG-Meridian, as mentioned in explanatory note 1.2, in Relevant Events.
b)    Refer mainly to properties (including administrative offices, regional offices, service bases, warehouses, training center) and fleets that are leased from third parties for conducting the business of the Company and its subsidiaries in various locations in the country. Since April 2020, the lease agreement with related parties for the properties in Nova Odessa/SP and the Company's headquarters in São Paulo/SP began, which follow market conditions.
14.2.Leases liabilities

	Consolidated
	December 31, 2024	December 31, 2023
Provision for Leases - Fleets	94,905	—
Provision for Leases of non-material value	325,631	62,484
Adjustment to present value	(116,439)	(5,004)
	304,097	57,480
Dismemberment:
Current liabilities	64,357	22,620
Non-current liabilities	239,740	34,860
	304,097	57,480

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Movement of leases payable:

Consolidated	December 31, 2023	Additions	Appropriation of interest	Principal payments	Interest payments	Contracts terminated	Initial collection	Foreign currency translation adjustment	December 31, 2024
Leases - Fleets to be paid	—	226,025	12,668	(8,820)	(12,668)	—	—	—	217,205
Leases of non-material value payable	57,480	167,102	4,001	(152,911)	(3,675)	—	—	14,895	86,892
	57,480	393,127	16,669	(161,731)	(16,343)	—	—	14,895	304,097

Consolidated	December 31, 2022	Additions	Appropriation of interest	Principal payments	Interest payments	Contracts terminated	Initial collection	Foreign currency translation adjustment	December 31, 2023
Leases - Fleets to be paid	—	—	—	—	—	—	—	—	—
Leases of non-material value payable	47,059	129,551	3,434	(112,459)	(2,650)	(5,532)	35	(1,958)	57,480
	47,059	129,551	3,434	(112,459)	(2,650)	(5,532)	35	(1,958)	57,480
The amounts recognized in the income statement for the year ended December 31, 2024, and 2023 as lease expenses are shown below:

	Consolidated
	December 31, 2024	December 31, 2023
Variable payments	170	1,471
	170	1,471
The payment schedule for long-term lease installments payable is as follows:

Expiration year	December 31, 2024
2026	94,902
2027	88,365
2028	81,097
2029	50,753
Total Future Minimum Lease Payments	315,117
Adjustment to present value	(75,377)
Leases payable - non-current	239,740

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
15.    Provision for contingencies and judicial deposits
15.1.    Breakdown
As of December 31, 2024 and December 31, 2023, the subsidiaries had the following liabilities, related to contingencies:

Provision Probable contingencies:	December 31, 2024	December 31, 2023
Labor and social security contingencies	418	393
	418	393
The Company is a party to labor, social security and civil lawsuits and has been discussing these matters in both the administrative and judicial scopes and, when applicable, said lawsuits are mostly backed by appeal-related judicial deposits.
Judicial deposits are classified in other accounts receivable in non-current assets.
The respective provisions for contingencies were set up considering the estimates made by the legal advisors, for lawsuits whose likelihood of loss in the respective outcomes was assessed as ‘probable’.
Company Management believes that resolving these issues will not have an effect significantly different from the provisioned amount.
15.2.    Rollforward of provision for contingencies
Changes in provision for contingencies As of December 31, 2024, and December 31, 2023, are as follows:

Consolidated
(=) Balance at January, 1st 2023	607
(+) Business combination	18
(+) Provisions made during the year	1,049
(-) Provisions reversed during the year	(1,281)
(=) Balance at 31 December 2023	393
(+) Provisions made during the year	41
(-) Provisions reversed during the year	(16)
(=) Balance at December 31, 2024	418
15.3.    Descriptions of contingencies
Labor and social security contingencies refer to lawsuits filed by former employees linked to funds arising from the employment relationship and to various claims for damages.
Civil claims refer to lawsuits filed by former suppliers and partners related to compensation for property damages arising from the commercial relationship that existed with the Group Reponse companies.
On December 31, 2022, Management reassessed the criteria for provision for labor contingencies considering the risk of loss in each lawsuit and started recording the estimated amount of probable loss in each request made in the lawsuits.
The Company has labor contingencies classified as a possible loss As of December 31, 2024, in the amount estimated by its legal advisors of R$1,256 (as of December 31, 2023, in the amount of R$982).

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
16.    Related parties
16.1.    Breakdown
The transaction with related parties in the Ambipar Emergency Response was carried out under the following conditions:

	December 31, 2024	December 31, 2023
Assets:
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	295,889	4,500
Ambipar Lux S.à.r.l	54	1
Ambipar ESG Risk Management Ltda	825	43
Ambipar Logistics Ltda	1,815	1,815
Environmental ESG Participações S.A.	44,857	12,595
Ambipar Eco Products S.A.	2,229	2,229
Ambipar Workforce Solution Mão de Obra Temp. Ltda	6,078	6,094
Ambipar Environmental Solutions - Soluções Ambientais Ltda	1,217	1,154
Ambipar Environment Waste Logistics Ltda	717	717
Ambipar Environment Reverse Manufacturing S.A.	34	34
Ambipar ESG Brasil S.A.	30	30
Ambipar Incorporações Ltda	18,405	—
Ambipar Coprocessing Ltda	12	2
Biofílica Ambipar Environmental Investments S.A.	75	96
Ambipar Environment Waste Management AL S.A.	4,783	—
Gestión de Servicios Ambientales S.A.C.	—	12
	377,020	29,322
Liabilities:
Dividends payable:
Controlling shareholder	—	38,355
Non-controlling shareholders	29,962	19,009
	29,962	57,364
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	52,500	564,571
Ambipar Eco Products S.A.	2,209	2,209
Ambipar Environment Waste Logistics Ltda	1,296	1,296
Ambipar Environmental Solutions - Soluções Ambientais Ltda	3,976	3,203
Ambipar Lux S.à.r.l	1,282,346	—
Ambipar Environmental Nordeste Ltda	8	—
Environmental ESG Participações S.A.	186	9,747
Disal Chile Sanitarios Portables Ltda	189	153
Disal Chile Servicios Integrales Ltda	352	204
Gestión de Servicios Ambientales S.A.C.	—	255
Recitotal Com. Serv Ltda	—	8
Ambipar R&D Pesquisa e Desenvolvimento Ltda	—	99
Ambipar Logístics Ltda	2,125	2,145
Ambipar Green Tech Ltda	93	93
Ambipar Compliance Solutions S.A.	3	3
Ambipar Environmental Centroeste S.A.	92	143
Ambipar Worforce Solution Mão de Obra Temporária Ltda	5,578	5,578
Ambipar Environment Reverse Manufacturing S.A.	1	1
Brasil Coleta Gerenciamento de Resíduos Ltda	—	700
Ambipar Environmental Mining Ltda	135	89
Ambipar Environmental Nordeste Ltda	8	8
Ambipar Bank Intermediação de negócios, Pag e Part S.A.	—	30,337
	1,351,097	620,842
The remuneration of key personnel is recorded in profit or loss under employee benefits.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Loans
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
Obligations due to acquisition of investments
The settlement of obligations of Ambipar subsidiaries in certain corporate transactions through the delivery of shares of the Company generated a related party with the subsidiaries of R$91,320, as mentioned in explanatory note 1.2, in Relevant events of the years.
Prepaid Expenses
As of December 31, 2024, the amount of R$ 7,120 thousand (R$ 6,730 thousand as of December 31, 2023) is recorded under “Prepaid Expenses,” referring to amounts to be reimbursed by the shareholder of the indirectly controlled entity Ambipar Dracares. This amount relates to liabilities assumed by the Company, the triggering event of which occurred prior to the acquisition of Ambipar Dracares by its subsidiary Emergência Participações.
Commercial transactions
Related parties linked to the Chilean non-controlling shareholder, which has strictly business transactions, i.e., entered into for the purpose of providing environmental services, leases, as well as providing emergency response services. For the execution of such transactions, the commercial conditions of the local market are followed.

	December 31, 2024	December 31, 2023	December 31, 2022
Statement of income (business transactions)
Revenues
Disal Chile Sanitarios Portables Ltda	87	81	24
Gestión de Servicios Ambientales S.A.C.	—	46	—
	87	127	24
Costs
Disal Chile Sanitarios Portables Ltda	(1,170)	(11)	—

	(1,170)	(11)	—
Net Income (loss)	(1,083)	116	24
Shared costs between companies
Part of the amount payable to the parent company Ambipar Participações comes from the sharing of costs of the shared office (Shared Solutions Center – SSC) that is distributed among companies in Brazil according to the revenue of each company in relation to the Ambipar Group.
16.2.    Remuneration of key personnel
The remuneration of all directors of the Company that corresponds to short-term benefits was R$50,396 in December 31, 2024 (R$77,269 on December 31, 2023, and R$35,263 on December 31, 2022).

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Benefits, such as vehicle use, reimbursement, travel, and others, are granted to officers, on December 31, 2024, these benefits totaled R$2,599 (R$2,025 on December 31, 2023, and R$833 on December 31, 2022).
In December 2024, no long-term benefits, termination of employment contracts or share-based remuneration were paid.
17.Shareholders' equity
In the context of the Consolidated Financial Statements, the accounts comprising equity (capital, capital reserve, income reserve, equity adjustments, among others) usually are not significant.
Therefore, the statements of changes in equity of this Consolidated financial information include only two items named equity attributed to controlling interests and noncontrolling interests.
17.1.Share Capital
Authorized capital
Share capital on December 31, 2024 and December 31, 2023 was R$1,443,108,000, represented by 55,429,851 common shares, having no nominal value and there were no changes in the years ended at December 31, 2024.

	December 31, 2024		December 31, 2023
	Quantity	R$ (whole numbers)	Quantity	R$ (whole numbers)
Initial balance	55,429,851	1,443,108,000	261,920,439	261,920,439
Issuance new shares	—	—	177,977,323	263,004,000
Capital reduction - transaction with HPX Corp, pursuant to the terms of the Business Combination	—	—	(439,897,762)	(524,924,439)
Ambipar Participações e Empreendimentos S.A.	—	—	39,234,746	841,029,236
PIPE investors	—	—	13,323,800	555,892,823
HPX Corp.	—	—	1,916,100	6,333,076
Others Investors	—	—	955,205	39,852,865
Final balance	55,429,851	1,443,108,000	55,429,851	1,443,108,000
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
The completion of the Transaction involved a capital contribution of R$906.8 million equivalent to US$174.2 million in AMBI, of which: (i) R$48.1 million equivalent to US$9.2 million from the HPX trust account , (ii) R$595.9 million equivalent to US$114.5 million from private investors in the PIPE (Private Investment in Public Equity) structure, (iii) capitalization of R$262.8 million equivalent to US$50.5 million loan that the Emergency had with the Company. As a result, the Company now holds a 70.8% stake in AMBI after the conclusion of the SPAC process.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Accounting impacts
a)    Stock listing expense
The Transaction is not within the scope of IFRS 3 - Business Combination since HPX was a special purpose entity for the acquisition of businesses and did not meet the definition of business by the standard, thus being accounted for in accordance with the standard IFRS 2 – Share-Based Payment. According to this rule, AMBI recognized a single non-cash expense of R$ 100.9 million equivalents to US$ 19.4 million as a listing expense (Listing Expenses), based on the difference between the value of the AMBI shares issued to HPX shareholders and the fair value of HPX's identifiable net assets. This expense represents the implicit incurred cost of listing AMBI on the NYSE American.

R$
Cost of shares issued to HPX shareholders (1)	146,741
Fair value of Earn-out shares for Ambipar Holding (2)	(44,240)
Adjusted cost of shares issued to HPX shareholders	102,501

HPX Assets	48,083
HPX Liabilities	(49,676)
HPX net assets on 3/3/2023	(1,593)

Stock listing expense	100,909

1)    Considering the amount of US$9.89 per share on 02/28/23, date of the EGM approving the transaction and exchange of R$5.2037;
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
17.2.Profit reserves
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

Earnings per share	December 31, 2024	December 31, 2023	December 31, 2022
Earnings per share operations attributable to shareholders of the parent company before deductions	58,759	17,176	187,875
Number of ordinary shares (basic)	55,429,851	89,844,949	261,920,439

Basic earnings per share (in Reais)	1.06006	0.19117	0.71730
Diluted
Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of dilutive options and other dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted EPS. The company has 16,179,990 warrant shares, potential common shares in circulation, so the diluted basic profit is as follows:

Earnings per share	December 31, 2024	December 31, 2023	December 31, 2022
Earnings per share operations attributable to shareholders of the parent company before deductions	58,759	17,176	187,875
Number of ordinary shares (diluted)	71,609,841	103,328,274	261,920,439
Diluted earnings per share (in Reais)	0.82054	0.16623	0.71730

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
17.4.    Accumulated translation adjustment
It substantially refers to exchange variation on foreign investees and goodwill paid on the acquisition of businesses in other countries, whose functional currencies are different from the Company and its subsidiaries.
17.5.    Capital transaction
On June 28, 2021, Emergência Participações S.A. acquired 100% of the shares of Inversiones Disal Emergencias S.A. (“Inversiones Disal Emergencia”). Inversiones Disal Emergencia is a holding company with a direct interest of 50% on Suatrans Chile S.A. and, after this transaction, the total interest of Ambipar Emergency Response on Suatrans Chile S.A. is 100%.

Response
Inversiones Disal Emergencia
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

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
18.    Segment reporting
Segment information is presented geographically as required by entity wide disclosures under IFRS 8.
(i)    Segment net revenue by region

	December 31, 2024	December 31, 2023	December 31, 2022
Net Revenue
Brazil	1,503,038	936,213	534,113
Latin America (Other than Brazil)	181,703	188,968	186,156
Europe	202,973	150,228	175,091
North America	1,360,728	1,314,551	789,536
Total	3,248,442	2,589,960	1,684,896
(ii)    Segment PPE, Goodwill and Intangible assets by region
From the total of PPE, Goodwill and Intangible assets, 34% located in Brazil as of December 31, 2024 (in December 31, 2023 was 33% and in December 31, 2022 was 29%). The following table presents segment non-current assets by geographical area for the years indicated:

	December 31, 2024	December 31, 2023	December 31, 2022
Non-current assets
Brazil	1,222,368	927,490	629,055
Latin America (Other than Brazil)	90,676	75,238	45,073
Europe	137,896	108,155	111,350
North America	2,118,139	1,661,253	1,411,377
Total	3,569,079	2,772,136	2,196,855
(iii)    Major clients
As of December 31, 2024, December 31, 2023, and December 31, 2022 the Emergency Response Services has no customer representing more than 10% of its net revenue.
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
The nature, amount, timing and uncertainty of Ambipar Emergency Response net revenue and cash flows may be affected by economic factors. The economic factors that most impact Ambipar Emergency Response net revenues and cash flow are associated with geographical areas. The following table presents net revenue disaggregated by geographical area for the years indicated.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

	December 31, 2024	December 31, 2023	December 31, 2022
Net Revenue from domestic market (*)	1,250,749	843,588	534,114
Revenue from sales of machinery and vehicles	166,218	—	—
Net Revenue in the foreign market	1,831,475	1,746,372	1,150,782
Net revenue from services rendered	3,248,442	2,589,960	1,684,896

(*) Revenue represented by national (Brazil) clients.
20.    Costs and expenses by nature

	December 31, 2024	December 31, 2023	December 31, 2022
Materials used in the provision of services	(79,427)	(94,726)	(30,395)
Personnel and labor charges	(1,342,164)	(1,048,454)	(641,616)
Fuels	(86,861)	(59,455)	(58,115)
Freight and tolls	(5,411)	(5,860)	(17,181)
Cost of sale of Property, plant and equipment	(145,079)	—	—
Maintenance of machinery, apparatus and equipment and vehicles	(112,923)	(94,543)	(58,022)
Taxes	(30,893)	(23,073)	(20,191)
Rent and Condominium	(162)	(929)	(11,936)
Waste disposal	(29,961)	(26,794)	(5,562)
Insurance	(20,382)	(23,732)	(1,877)
Leasing of goods, vehicles, machinery, and equipment	(8)	(542)	(19,087)
Telephony expenses	(20,979)	(14,352)	(6,440)
Travel expenses	(74,806)	(68,249)	(33,215)
Depreciation and amortization	(322,512)	(181,864)	(112,029)
Advertising and marketing	(23,055)	(17,622)	(10,783)
Third-party services	(436,086)	(386,803)	(208,924)
IPO costs	—	(120,963)	—
Other expenses	(31,964)	(61,616)	(116,392)
	(2,762,673)	(2,229,577)	(1,351,765)

Cost of services provided	(2,769,665)	(2,090,482)	(1,337,749)
General, administrative and sales	(32,291)	(28,385)	(26,553)
Other operating income (expenses), net	39,283	(110,710)	12,537
	(2,762,673)	(2,229,577)	(1,351,765)

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
21.    Net financial results

	December 31, 2024	December 31, 2023	December 31, 2022

Financial income:
Discounts obtained	2,387	190	800
Interest charged	1,319	1,259	820
Revenues from interest earning bank deposit	12,304	13,744	6,441
Foreign-exchange income	202,979	9,513	315
Derivatives Revenue	6,726	—	—
Monetary variation	6,673	17,035	258
Other	1,523	1,744	933
	233,911	43,485	9,567
Financial expenses:
Interest paid	(13,514)	(7,194)	(4,732)
Interest right of use	(16,669)	(3,434)	(4,183)
Interest on loans	(70,877)	(54,546)	(27,329)
Debenture interest	(55,854)	(89,069)	(52,371)
Intercompany interest	(101,077)	(8,284)	(4,613)
Discounts granted	(1,595)	(95,521)	(1,529)
Bank expenses	(4,157)	(3,812)	(2,478)
IOF	(1,394)	(824)	(3,469)
Foreign exchange costs	(283,082)	(15,262)	(8,518)
Monetary variation	(17,520)	(289)	(402)
Costs of anticipating obligations	(7,066)	—	—
Derivatives Expenses	(759)	—	—
Other	(19,335)	(16,592)	(3,917)
	(592,899)	(294,827)	(113,541)

Net financial expense	(358,988)	(251,342)	(103,974)

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
22.    Income tax and social contribution
(a)    Breakdown of expense

	December 31, 2024	December 31, 2023	December 31, 2022
Current income tax and social contribution	(63,725)	(78,999)	(35,806)
Deferred income tax and social contribution	(4,297)	(12,866)	(9,104)
Income tax and social contribution expense	(68,022)	(91,865)	(44,910)
(b)    Reconciliation of income tax and social contribution expenses

	December 31, 2024	December 31, 2023	December 31, 2022
Income before income tax and social contribution	126,781	109,041	232,785
Tax calculated based on current rates - 34%	(43,106)	(37,074)	(79,147)

Reconciliation:
Equity in net income of subsidiaries	—	—	10,671
Recognition of deferred tax loss asset	10,091	—	(16,434)
Permanent difference adjustments in other jurisdictions	27,406	(45,742)	18,212
Adjustment in Tax regime Differences	(13,508)	(25,414)	(13,115)
Other adjustments in temporary and permanent differences	(48,905)	16,365	34,903
Income tax and social contribution	(68,022)	(91,865)	(44,910)
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

	December 31, 2024	December 31, 2023	December 31, 2022
Tax bases - Assets
Tax loss and negative basis	46,298	12,245	25,304
Temporary differences in another jurisdiction	82,819	72,460	25,770
Provisions - temporary differences	(5,491)	—	23,692
	123,626	84,705	74,766

Income tax - 25%	30,907	21,177	18,692
Social contribution - 9%	11,126	7,623	6,728
Income tax and social contribution - assets	42,033	28,800	25,420

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)

	December 31, 2024	December 31, 2023	December 31, 2022
Tax bases - Liabilities
Provisions - temporary differences	(232,119)	(163,257)	(124,671)
Temporary differences in another jurisdiction	(477,287)	(389,047)	(436,602)
	(709,406)	(552,304)	(561,273)

Income tax – 25%	(177,350)	(138,077)	(140,318)
Social contribution - 9%	(63,848)	(49,707)	(50,515)
Income tax and social contribution - liabilities	(241,198)	(187,784)	(190,833)
(d)    Changes in deferred income tax and social contribution

	December 31, 2024	December 31, 2023	December 31, 2022
Changes
Opening balance - assets, net of liabilities	(158,984)	(165,413)	(24,417)
Realization to statement of income	(4,297)	(12,866)	(9,104)
Other changes	(35,884)	19,295	(131,892)
Closing balance - assets, net of liabilities	(199,165)	(158,984)	(165,413)
(e)    Realization of deferred income tax and social contribution

Realization per annum	December 31, 2024	December 31, 2023	December 31, 2022
2024	—	5,760	6,355
2025	8,407	5,760	6,355
2026	8,407	5,760	6,355
2027	8,407	5,760	6,355
2028	8,407	5,760	—
More 2029	8,405	—	—
	42,033	28,800	25,420

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
23.    Cash flow information
Investment and financing transactions that do not involve cash.

	December 31, 2024	December 31, 2023	December 31, 2022
Cash flow from investment activities
Acquisition of property, plant, and equipment by financing	220,005	29,193	138,834
Acquisition of fixed assets through advance	—	20,913	—
Payment of obligations for acquisition with treasury shares	(97,964)	—	—
Acquisition of investment with exchange of shares in subsidiaries	—	368,260	—
Balance payable for the acquisition of investment	—	285,206	16,311
	122,041	703,572	155,145
Cash flow from financing activities
Operational lease	(393,127)	(129,551)	—
Accumulated translation adjustment	401,492	(118,891)	75,422
Interest of non-controlling shareholders	26,540	75,085	24,153
Warrant and earn out	35,448	30,753	—
Capital increase with Mutual	—	263,004	—
	70,353	120,400	99,575
24.    Subsequent events
Corporate Reorganization – Migration of Founding Partners and Incorporation of Minority Interests
On May 29, 2025, the Board of Directors of Ambipar Participações e Empreendimentos S.A. (“Ambipar Group”), the parent company of Emergency, approved the acquisition of minority stakes held by founding partners on Emergency subsidiaries.
The founding partners exchanged their minority interests in the acquired companies for Ambipar Group shares (AMBP3), along with a cash consideration, payable over three years.

AMBIPAR EMERGENCY RESPONSE

Notes to the Consolidated Financial Statements As of December 31, 2024, 2023 and 2022 (Values expressed in thousands of Brazilian Reais, unless otherwise indicated)
Thus, Ambipar Participações now holds the following stakes in Emergency Subsidiaries:

Percentage of Acquired Companies Held by Founding Partners as of the Closing Date	Percentage of Acquired Companies Held by Founding Partners as of the Closing Date
Ambipar Response Espírito Santo S.A.	30%
Ambipar Response Remediation S.A.	49%
Ambipar Response Emergency Medical Services R S.A.	30%
Ambipar Response Emergency Medical Services H S.A.	30%
Ambipar Response Emergency Medical Services S S.A.	30%
JM Serviços Integrados S.A.	30%
Ambipar Response Tank Cleaning S.A.	49%
Ambipar Response Industrial Services S.A.	49%
Ambipar Response Dracares Apoio Marítimo e Portuário S.A.	49%
Ambipar Response Marine S.A.	10%
Ambipar Response Maritime Services PDA S.A.	40%
Terra Drone Brasil Serviços de Engenharia Ltda	49%
The completion of the reorganization is subject to applicable corporate approvals, including the Extraordinary General Meeting, scheduled for June 25, 2025.
This reorganization aligns with Ambipar Group’s strategy of simplifying the corporate structure, retaining key executives, reducing costs, optimizing tax efficiency, and enhancing the financial profile of its controlled entities. The transaction had no impact on the financial statements as of December 31, 2024, as the related events occurred after the reporting date.